Exhibit A

Please note that this translation of the German offer document is for convenience purposes only. It has not been and will not be reviewed or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), and it does not constitute an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) or under any other law or regulation, nor does it give rise to any claims and entitlements. TLG IMMOBILIEN AG assumes no responsibility for misunderstandings or misinterpretations that may arise from or in connection with this translation or any mistakes or inaccuracies contained herein. Only the German offer document, which has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), is valid and legally binding.

Mandatory Publication

pursuant to Sections 34, 14 para. 2 and 3 of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz)

Shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, particularly shareholders with a place of residence, registered office or habitual abode outside of the Federal Republic of Germany, should pay particular attention to the information in Section 1 of this offer document.

OFFER DOCUMENT

Voluntary Public Takeover Offer

(Exchange Offer)

by

TLG IMMOBILIEN AG

Hausvogteiplatz 12, 10117 Berlin

Federal Republic of Germany

to all shareholders of

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

Bleichstraße 64-66, 60313 Frankfurt am Main

Federal Republic of Germany

for the acquisition of all shares of

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

in exchange for

4 shares of TLG IMMOBILIEN AG

per 23 shares of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

Acceptance Period:

June 27, 2017 to September 5, 2017, at 24:00 hours (midnight) (Central European Summer Time)

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft Shares:	ISIN DE000A1X3X33
ISIN DE000A2E4K27
Tendered WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft Shares:	ISIN DE000A2E4LW1
TLG IMMOBILIEN AG Offer Shares:	ISIN DE000A12B8Z4
Fractional Shares of TLG IMMOBILIEN AG Offer Shares:	ISIN DE000A2E4LT7

			Page
1.	General Information on the Settlement of the Takeover Offer, particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode Outside the Federal Republic of Germany		1

	1.1	Laws Applicable to the Offer	1

	1.2	Announcement of the Decision to Launch the Offer	3

	1.3	Review of the Offer Document by BaFin	3

	1.4	Publication of the Offer Document	3

	1.5	Distribution of the Offer Document	4

	1.6	Acceptance of the Offer outside the Federal Republic of Germany	4

2.	Notes on the Information Contained in the Offer Document		6

	2.1	General	6

	2.2	Status and Sources of Information Contained in the Offer Document	6

	2.3	Forward-Looking Statements	7

	2.4	No Updates	7

3.	Summary of the Offer		8

4.	Offer		15

	4.1	Subject Matter	15

	4.2	Acceptance Period	16

	4.3	Extension of the Acceptance Period	17

	4.4	Additional Acceptance Period pursuant to Section 16 para. 2 WpÜG	18

	4.5	Tender Rights under Takeover Law	18

5.	Description of the Bidder		19

	5.1	Overview	19

	5.2	Capital Structure	20

	5.3	Business Operations of TLG	23

	5.4	Governing Bodies	26

	5.5	Shareholder Structure of the Bidder	26

	5.6	Persons Acting in Concert with the Bidder	28

	5.7	WCM Shares held by the Bidder and by Persons Acting in Concert with the Bidder within the meaning of Section 2 para. 5 WpÜG or their Subsidiaries as well as Voting Rights attributed to those Persons	28

	5.8	Information on Securities Transactions	29

6.	Description of the Target		32

	6.1	Overview	32

	6.2	Capital Structure	33

	6.3	Business Operations of the Target	39

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	6.4	Governing Bodies of the Target	41

	6.5	Shareholder Structure of the Target	41

	6.6	Persons Acting in Concert with the Target	42

	6.7	Opinion of the Management Board and Supervisory Board of the Target	42

7.	Background of the Offer		43

	7.1	Business Combination Agreement and Creation of a Combined Group	43

	7.2	Economic and Strategic Background	46

	7.3	No Mandatory Offer When Obtaining Control over the Target	47

8.	Intentions of the Bidder		47

	8.1	Future Business Operations; Use of Assets and Future Obligations	48

	8.2	Impact on the Governing Bodies of the Target	49

	8.3	Employees, Employment Terms and Employee Representatives	49

	8.4	Name and Registered Office; Location of Essential Company Parts	50

	8.5	Further Integration to Create the Combined Group	50

9.	Consideration		52

	9.1	Admission to Trading on an Organized Market and Liquidity of the Offer Shares	52

	9.2	Minimum Consideration	52

	9.3	Offer Consideration	53

	9.4	Adequacy of the Consideration and Valuation Methods	54

	9.5	No Indemnities for the Loss of Certain Rights	55

10.	Regulatory Approvals and Procedures		55

	10.1	Antitrust Proceedings	55

	10.2	Permission to Publish the Offer Document	55

11.	Requirements for the Closing of the Offer		55

	11.1	Closing Conditions	55

	11.2	Independent Expert	59

	11.3	Waiver of Closing Conditions and Decrease of the Minimum Acceptance Rate	60

	11.4	Non-Fulfillment of Closing Conditions	60

	11.5	Publication	61

12.	Acceptance and Settlement of the Offer		61

	12.1	Settlement Agent and Exchange Trustee	61

	12.2	Acceptance of the Offer within the Acceptance Period	62

	12.3	Further Declarations in Connection with the Acceptance of the Offer	63

	12.4	Settlement of the Offer	65

	12.5	Legal Consequences of the Acceptance	67

	12.6	Acceptance of the Offer During the Additional Acceptance Period	68

	12.7	Trading with Tendered Shares	68

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	12.8	Rescission upon Non-Satisfaction of a Closing Condition	69

	12.9	Right of Withdrawal of WCM Shareholders Who Accepted the Offer	69

	12.10	Costs for WCM Shareholders Who Accept the Offer	70

13.	Securing of the Offer Consideration		70

	13.1	Financing Requirements	70

	13.2	Financing Measures	71

14.	Expected Effects of the Successful Completion of the Offer on the Assets, Financial and Earnings Position of the Bidder		74

	14.1	Methodical Approach	74

	14.2	Basis and Assumptions	75

	14.3	Expected Effects of a Successful Offer on the Asset and Financial Position of the Bidder	76

	14.4	Expected Effects of a Successful Offer on the Earnings Position of the Bidder; Expected Dividends	77

15.	Information for WCM Shareholders Not Accepting the Offer		78

	15.1	Possible Reduction of Free Float and Liquidity for WCM Shares	78

	15.2	Possible Changes to the Listing of the WCM Shares	79

	15.3	Possible Qualifying Majority of the Bidder in the Target’s Shareholders’ Meeting	80

	15.4	Squeeze-Out	81

	15.5	Tender Right of WCM Shareholders	82

16.	Withdrawal from the Offer		83

	16.1	Rights of Withdrawal	83

	16.2	Exercise of Rights of Withdrawal	84

17.	Information regarding Cash Benefits or Other Monetary Benefits to the Board Members of the Target		85

18.	Results of the Offer and Other Announcements		86

19.	Tax Notice		87

20.	Applicable Law; Place of Jurisdiction		87

21.	Declaration of Acceptance of Responsibility for the Contents of the Offer Document		88

22.	Signatures		88

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Annex 1:	Persons Acting in Concert with TLG IMMOBILIEN AG (Subsidiaries of TLG IMMOBILIEN AG)

Annex 2:	Persons Acting in Concert with WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (Subsidiaries of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft)

Annex 3:	Information pursuant to Section 2 no. 2 of the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Relief from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) in conjunction with Section 7 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and Commission Regulation (EC) No. 809/2004 of April 29, 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements, as amended

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DEFINED TERMS

Acceptance Period	16

Additional Acceptance Period	18

AktG	20

Announcement	3

Announcement of Results	86

Authorized Capital 2014/II	20

Authorized Capital 2017	22

BaFin	1

Bidder	1

Business Combination Agreement	43

Business Day	6

CET	6

Clearstream	9

Closing Conditions	55

Combined Group	43

Custodian Banks	4

Declaration of Acceptance	62

Delisting	79

Downlisting	79

EPRA Vacancy Rate	25

EUR	6

Exchange Trustee	12

Explanatory Financial Information	74

Fractional Shares	13

Germany	1

IFRS	25

Independent Expert	58

Irrevocable Undertaking I	29

Irrevocable Undertaking II	31

ISIN	8

MAR	11

Material Adverse Change	58

Material Capital Increase	57

Material Tax Loss	59

Minimum Acceptance Rate	56

Offer	1

Offer Capital Increase I	71

Offer Capital Increase II	72

Offer Capital Increases	72

Offer Consideration	8

Offer Document	1

Offer Shares	5

Securities Act	5

Segment Change	79

Settlement Agent	3

Stock Option Program 2015	36

Stock Option Program 2016	36

Supply Obligation	70

Target	1

Tender Period	82

Tender Right	82

Tendered Shares	62

Tendering Shareholders	29

Three-Month Average Price	52

TLG	1

Transaction Costs	70

United States	5

WCM	1

WCM Shareholders	1

WCM Shares	1

WpHG	26

WpPG	2

WpÜG	1

WpÜG-AV	1

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1.	General Information on the Settlement of the Takeover Offer, particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode Outside the Federal Republic of Germany

1.1	Laws Applicable to the Offer

This offer document (the “Offer Document”) describes the voluntary public takeover offer by way of an exchange offer (the “Offer”) made by TLG IMMOBILIEN AG, a stock corporation (Aktiengesellschaft) governed by German law, with its registered office in Berlin, and registered with the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, under the docket number HRB 161314 B (the “Bidder” and, together with its consolidated subsidiaries, “TLG”), to all shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, a stock corporation (Aktiengesellschaft) governed by German law, with its registered office in Frankfurt am Main, Germany, and registered with the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, under docket number HRB 55695 (the “Target” and together with its consolidated subsidiaries “WCM”) according to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (“WpÜG”). The Offer refers to the acquisition of all shares of the Target (the “WCM Shares”), including all rights attached thereto at the time of the settlement of the Offer, in particular dividend rights, and is directed towards all shareholders of the Target (the “WCM Shareholders”).

This Offer is launched exclusively under the rules of law of the Federal Republic of Germany (“Germany”), in particular, the WpÜG and the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots (“WpÜG-AV”).

With this Offer, the Bidder is not making a public offer according to any laws other than those of Germany (particularly not the laws of the United States). This publication of the Offer Document has solely been approved by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (the “BaFin”). Thus, no publications, registrations, admissions or approvals of this Offer Document and/or Offer outside of Germany have been filed, arranged for or granted. Therefore, WCM Shareholders cannot rely on legal provisions for the protection of investors pursuant to legal systems other than Germany. Any contract that is concluded with the Bidder through the acceptance of the Offer shall be governed exclusively by the laws of Germany and shall be interpreted exclusively in accordance with such laws.

Annex 3 contains information pursuant to Section 2 no. 2 WpÜG-AV in conjunction with Section 7 of the German Securities Prospectus Act (Wertpapierprospektgesetz (“WpPG”)) and Commission Regulation (EC) No. 809/2004 of April 29, 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements, as amended. Annex 3 is a part of this Offer Document and should be read together with the main part of this Offer Document.

With the exception of Annex 1 (Persons Acting in Concert with TLG IMMOBILIEN AG (Subsidiaries of TLG IMMOBILIEN AG)), Annex 2 (Persons Acting in Concert with WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (Subsidiaries of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft) and Annex 3 (Information pursuant to Section 2 no. 2 of the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Relief from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) in conjunction with Section 7 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and Commission Regulation (EC) No. 809/2004 of April 29, 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements, as amended) no further documents exist, which are a part of this Offer Document.

The Bidder as well as persons acting on behalf of the Bidder may, directly or indirectly, acquire WCM Shares or enter into such agreements outside of the Offer before, during or after the expiration of the Acceptance Period (as defined in Section 4.2) respectively the Additional Acceptance Period (as defined in Section 4.4). However, this only applies as far as such acquisitions or acquisition agreements are legally permitted under the applicable laws, particular the WpÜG. The same applies to other securities which are directly convertible into, exchangeable for, or exercisable for securities in WCM.

If such further acquisitions of WCM Shares by the Bidder outside of the Offer take place during the Acceptance Period (as defined in Section 4.2), information about such acquisitions, stating the number of WCM Shares acquired or to be acquired and the consideration paid or agreed on, will be published without undue delay in accordance with the applicable laws, particularly Section 23 para. 2 WpÜG in conjunction with Section 14 para. 3 sentence 1 WpÜG, on the Internet at http://www.tlg.de/ under Investor Relations, in the German Federal Gazette (Bundesanzeiger), and via press release in the English language through an electronically distributed information distribution system, where such is required in the respective foreign legal system.

1.2	Announcement of the Decision to Launch the Offer

On May 10, 2017, the Bidder announced its decision to launch the Offer pursuant to Section 10 para. 1 sentence 1 WpÜG (the “Announcement”). The respective publication by the Bidder is available on the Internet at http://tlg.de/ under Investor Relations.

1.3	Review of the Offer Document by BaFin

BaFin has reviewed this Offer Document in the German language and has approved its publication on June 26, 2017. No other documents form part of this Offer.

No registrations, admissions or approvals of this Offer Document and/or this Offer under any other laws than the laws of Germany have been made so far and no such registrations, admissions or approvals are currently intended.

1.4	Publication of the Offer Document

The Bidder will publish this Offer Document for interested WCM Shareholders in accordance with Sections 34, 14 para. 2 and 3 WpÜG on June 27, 2017, by (i) making an announcement in the German language on the Internet at http://www.tlg.de/ under Investor Relations, and (ii) keeping copies available for distribution free of charge through UBS Europe SE, Opernturm, Bockenheimer Landstraße 2-4, 60306 Frankfurt am Main, Germany (inquiries per facsimile at +49 69 21798896) (the “Settlement Agent”).

The announcement pursuant to Section 14 para. 3 sentence 1 no. 2 WpÜG regarding the availability of this Offer Document through the Settlement Agent for distribution free of charge and the Internet address under which this Offer Document will be published, will be published by the Bidder in the German Federal Gazette (Bundesanzeiger) on June 27, 2017.

This non-binding English-language translation of the Offer Document (i) is available on the Internet at http://www.tlg.de/ under Investor Relations, and (ii) will be kept for distribution free of charge through the Settlement Agent.

1.5	Distribution of the Offer Document

Outside Germany, neither the Bidder nor persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, nor their respective subsidiaries will engage in or otherwise facilitate the public marketing of the Offer. The publication, dispatch, distribution or dissemination of this Offer Document or other documents associated with the Offer outside Germany may generally lead to the application of laws of jurisdictions other than those of Germany. The publication, dispatch, distribution and dissemination of this Offer Document in these other jurisdictions may be subject to legal restrictions. This Offer Document and other documents associated with the Offer may therefore not be dispatched to, published, distributed or disseminated in any jurisdiction by third parties, if and to the extent that such transmission, publication, distribution or dissemination would violate applicable laws or depend on observing regulatory procedures or the granting of approvals or the satisfaction of additional conditions when these have not been observed, granted or satisfied.

The Bidder has not approved the publication, dispatch, distribution or dissemination of this Offer Document or other documents associated with the Offer by third parties outside Germany.

The Bidder makes this Offer Document available to the respective custodian securities services companies, which hold custody of WCM Shares (the “Custodian Banks”), upon request for distribution to WCM Shareholders with a domicile, registered office or habitual abode in Germany, the European Union or the European Economic Area. The Custodian Banks may not otherwise publish, transmit, distribute or disseminate this Offer Document, unless this takes place in compliance with all applicable domestic and foreign legal provisions.

Neither the Bidder nor the persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, nor their respective subsidiaries, are in any way responsible for the compliance of a publication, dispatch, distribution or dissemination of this Offer Document outside Germany with legal provisions applicable in these jurisdictions.

1.6	Acceptance of the Offer outside the Federal Republic of Germany

The Offer may be accepted by all domestic and foreign WCM Shareholders (including those with a domicile, registered office or habitual abode in Germany, the European Union or the European Economic Area) in accordance with this Offer Document and the relevant applicable laws.

However, the Bidder notes that the acceptance of the Offer outside of Germany may be subject to legal restrictions. WCM Shareholders who obtain this Offer Document outside of Germany and intend to accept the Offer outside of Germany and/or under legal provisions other than those of Germany are recommended to inform themselves about the relevant applicable legal provisions and to abide by them. The Bidder and persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries, assume no responsibility that the acceptance of the Offer outside of Germany is permissible according to the relevant applicable legal provisions.

The shares of the Bidder, which are intended to be transferred to WCM Shareholders as consideration (the “Offer Shares”), were, in particular, not registered under the rules of the United States Securities Act of 1933 as amended (the “Securities Act”). The Offer will result in the acquisition of securities of a German company and is subject to German disclosure requirements, which differ from those of the United States of America (the “United States”). The financial information included or referred to in this Offer Document has been prepared in accordance with non-U.S. accounting standards and, accordingly, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The Offer is being made in the United States of America pursuant to an exemption from the “U.S. tender offer rules” provided by Rule 14d-1 (c) under the United States Securities Exchange Act of 1934, as amended, and the issuance of shares is being made pursuant to the exemption from registration requirements provided by Rule 802 under the Securities Act, and the Offer is otherwise made in accordance with the applicable regulatory requirements in Germany. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under United States domestic tender offer procedures and law.

It may be difficult for WCM Shareholders who, directly or indirectly, hold their WCM Shares in the United States, to enforce their rights and any claims arising under the United States federal securities laws, since both the Bidder and the Target are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. WCM Shareholders from the United States may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the United States securities laws. Furthermore, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

To the extent permissible under applicable law or regulation, and in accordance with German market practice, the Bidder or its brokers may purchase, or conclude agreements to purchase, WCM Shares, directly or indirectly, outside the Offer, before, during or after the expiration of the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4), respectively. The same applies to other securities which are directly convertible into, exchangeable for, or exercisable for securities in WCM. These purchases may be completed via the stock exchange at market prices or outside the stock exchange at negotiated conditions. Any information on such purchases will be disclosed as required by law or regulation in Germany or any other relevant jurisdiction.

2.	Notes on the Information Contained in the Offer Document

2.1	General

References to “CET” refer to Central European Time or Central European Summertime, as the case may be.

References to time in this Offer Document refer to CET, unless stated otherwise.

References to a “Business Day” refer to a day on which banks in Frankfurt am Main, Germany, are open for general business.

References to “EUR” refer to the legal currency of Germany and other member states of the European Union which was introduced on January 1, 1999.

The Bidder has not authorized any third parties to provide information on the Offer or this Offer Document. However, if third parties were to provide such information, this may not be attributed to either the Bidder or any persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries.

2.2	Status and Sources of Information Contained in the Offer Document

Unless expressly noted otherwise, all information and statements on intentions and all other information contained in this Offer Document are based on the knowledge or intentions of the Bidder at the time of the publication of this Offer Document. The information regarding the Target and WCM contained in this Offer Document is based on publicly accessible sources (such as published annual reports, annual financial statements, prospectuses, press releases and analyst events), in particular the Target’s consolidated interim financial report as of and for the three months ended March 31, 2017. The Bidder did not independently verify any information.

Prior to the decision to launch the Offer, the Bidder conducted a due diligence regarding WCM. This due diligence was limited in scope and time due to the fact that both the Bidder and the Target are publicly listed companies. During this due diligence, information regarding the operational, financial and tax situation of WCM was sent to the Bidder between March 2017 and the date of publication of this Offer Document. Furthermore, the mentioned subjects were addressed in various conference calls and discussions with the Bidder. However, the Bidder cannot guarantee that the relevant information is correct at the date of publication of this Offer Document.

2.3	Forward-Looking Statements

This Offer Document contains certain forward-looking statements. These statements do not represent facts and are characterized by words such as “expect”, “believe”, “estimate”, “intend”, “aim”, “assume” or similar words. Such statements express the intentions, opinions or current expectations of the Bidder or persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries, with respect to possible future events (e.g., regarding possible consequences of the Offer for the Target and the WCM Shareholders or for future financial results of the Target).

Such forward-looking statements are based on current plans, estimates and forecasts which the Bidder and persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, and their respective subsidiaries have made to the best of their knowledge, but which do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and generally cannot be influenced by the Bidder or any persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries. The forward-looking statements contained in this Offer Document could turn out to be incorrect and future events and developments could considerably deviate from the forward-looking statements contained in this Offer Document.

It is possible that the Bidder may change its intentions and the estimates outlined in this Offer Document after the publication of this Offer Document, subject to existing contractual agreements.

2.4	No Updates

The Bidder notes that it will only update this Offer Document to the extent that the Bidder is under a legal obligation to do so pursuant to the WpÜG.

3.	Summary of the Offer

The following summary contains an overview of selected information provided in this Offer Document. It is supplemented by, and should be read in conjunction with, the information and particulars set out elsewhere in this Offer Document. This summary, thus, does not contain all information that may be relevant for WCM Shareholders. Consequently, WCM Shareholders should carefully read the entire Offer Document.

WCM Shareholders, particularly WCM Shareholders with a place of residence, registered office or habitual abode outside Germany, should pay particular attention to the information set out in Section 1 “General Information on the Settlement of the Takeover Offer, Particularly for Shareholders with a Place of Residence, Registered Office or Habitual Abode Outside the Federal Republic of Germany”.

Bidder:	TLG IMMOBILIEN AG, a stock corporation under German law, having its registered office in Berlin, Germany, and registered with the local court (Amtsgericht) of Charlottenburg under docket number HRB 161314 B.

Target:	WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, a stock corporation under German law, having its registered office in Frankfurt am Main, Germany, and registered with the local court (Amtsgericht) of Frankfurt am Main under docket number HRB 55695.

Subject Matter of the Offer:	Acquisition of all shares of the Target with the International Securities Identification Number (“ISIN”) DE000A1X3X33 and the ISIN DE000A2E4K27, each representing a notional value of EUR 1.00 of the Target’s share capital, including any dividend rights and ancillary rights at the time of the settlement of the Offer.

Offer Consideration:	4 shares of the Bidder in exchange for 23 WCM Shares (the “Offer Consideration”).

The Tendered Shares (as defined in Section 12.2(2)) will be contributed to the Bidder against contributions in kind through the Offer Capital Increases (as defined in Section 13.2.1(2)) utilizing the Authorized Capital 2014/II (as defined in Section 5.2.2), in order to create the Offer Shares to be transferred as Offer Consideration.

The Offer Shares will carry full dividend rights from the fiscal year 2017.

Acceptance:	Acceptance of the Offer must be declared to the respective Custodian Bank until the expiration of the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4) in the required form for instructions to the relevant Custodian Bank. The acceptance will become valid with the timely transfer of the Tendered Shares (as defined in Section 12.2(2)) within the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4) to ISIN DE000A2E4LW1 (WKN A2E4LW) through Clearstream Banking Aktiengesellschaft, Frankfurt am Main, Germany (“Clearstream”).

If the respective Custodian Bank is notified of the acceptance within the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4), the transfer of WCM Shares at Clearstream shall be deemed to have been effected on time, if the transfer has been effected at the latest by 18:00 hours (CET) on the second Business Day after the expiration of the Acceptance Period (as defined in Section 4.2) or the Additional Acceptance Period (as defined in Section 4.4), respectively.

Acceptance Period:	The Acceptance Period (as defined in Section 4.2) for the Offer starts at June 27, 2017 and ends at September 5, 2017 at 24:00 hours (midnight) (CET). The Acceptance Period (as defined in Section 4.2) may be extended.

Additional Acceptance Period:	The Additional Acceptance Period (as defined in Section 4.4) is expected to begin on September 13, 2017 and to expire on September 26, 2017 at 24:00 hours (midnight) (CET).

Closing Conditions:	This Offer and the agreements entered into through its acceptance by WCM Shareholders will only come into force, if the following conditions have been satisfied or effectively waived by the Bidder before the default of the respective Closing Condition (as defined in Section 11.1):

•      The implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) will be registered with the commercial register of the local court (Amtsgericht) of Charlottenburg in the amount necessary for the settlement of the Offer no later than six months after the expiration of the Acceptance Period (as defined in Section 4.2), including possible extensions. In case of (i) an amendment of the Offer within the two weeks prior to the expiration of the Acceptance Period (as defined in Section 4.2), (ii) the launch of a competing offer on the last day of such extended Acceptance Period (as defined in Section 4.2), and (iii) an amendment of such competing offer within the two weeks prior to the expiration of the acceptance period for the competing offer (each as further explained in Section 4.3), the Offer Capital Increase I (as defined in Section 13.2.1(1)) therefore has to be registered by June 12, 2018 at 24:00 hours (midnight) (CET) at the latest.

• At the expiration of the Acceptance Period (as defined in Section 4.2):

•      the sum of the (i) Tendered Shares (as defined in Section 12.2(2)), including those Tendered Shares (as defined in Section 12.2(2)) for which the Declaration of Acceptance (as defined in Section 12.2(1)) was declared within the Acceptance Period (as defined in Section 4.2) but the transfer of the respective WCM Shares to ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream only becomes valid after the expiration of the Acceptance Period (as defined in Section 4.2), as long as no withdrawal in accordance with Section 16 was validly declared with respect to those Tendered Shares (as defined in Section 12.2(2)), (ii) WCM Shares held directly by the Bidder, a company of TLG or a person acting in concert with the Bidder according to Section 2 para. 5 WpÜG or their subsidiaries, (iii) WCM Shares which are attributable to the Bidder or a company of TLG pursuant to Section 30 WpÜG, and (iv) WCM Shares regarding which the Bidder, a company of TLG or a person acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries entered into an agreement outside of this Offer, granting the right to claim the transfer of ownership of said WCM Shares, (whereas WCM Shares which fall under the scope of several of these Sections (i) to (iv) only count once) equals at least 68,841,277 WCM Shares (this equals a rate of 50.0% plus one WCM Share of the expected 137,682,552 WCM Shares outstanding at the time of the expiration of the Acceptance Period (as defined in Section 4.2));

•      no increase of the share capital of the Target and no issuance of conversion rights, option rights or other rights occurred, if these measures would lead to or entitle to the issuance of more than 3,000,000 new WCM Shares in total, whereas up to 3,655,000 new WCM Shares from the Stock Option Program 2015 (as defined in Section 6.2.5) and the Stock Option Program 2016 (as defined in Section 6.2.6) are not to be included for this purpose;

• the Target did not sell any treasury shares;

• the Target did not distribute cash dividends or non-cash dividends of more than EUR 0.10 per WCM Share as of and for the fiscal year ended December 31, 2016;

• no capital increase by incorporating reserves or a capital decrease has been resolved or effected by the Target;

• no measures under the German Transformation Act (Umwandlungsgesetz) has been resolved or effected by the Target;

•      the articles of association of the Target have not been amended and no amendment of the articles of association of the Target has been resolved, unless the amendment of the articles of association in question has been made (i) to change the Target’s registered office to Berlin, Germany, or (ii) in order to issue WCM Shares which are not to be taken into account regarding the evaluation of a No Material Capital Increase (as defined in Section 11.1.3) according to Section 11.1.3;

•      the Target has neither published inside information according to Article 17 of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (“MAR”), nor have circumstances occurred that would have had to be published by the Target pursuant to Article 17 MAR or where the Target decided to delay the publication pursuant to Article 17 MAR, which, considered individually or in aggregate,

(i) have led to a decrease of the FFO I forecast of WCM (as defined in the combined management report for the Target’s annual and consolidated financial statements as of and for the fiscal year ended December 31, 2016) of currently EUR 23.0 million to EUR 24.0 million as of and for the fiscal year ended December 31, 2017 to less than EUR 20.0 million (as the lower limit of a range or as sole forecast amount), or which

(ii) according to the opinion of the Independent Expert (as defined in Section 11.1.5) are expected to result in such decrease,

if – in the opinion of the Independent Expert (as defined in Section 11.1.5) – it is to be expected that such actual decrease, or decrease expected in the opinion of the Independent Expert (as defined in Section 11.1.5), of the FFO I forecast of WCM as of and for the fiscal year ending December 31, 2017, will also effect the FFO I forecast of WCM as of and for the fiscal year ending December 31, 2018 by a decrease of more than EUR 3.0 million (for the process regarding the Independent Expert (as defined in Section 11.1.5) see Section 11.2); and

•      the Target has neither published inside information according to Article 17 MAR nor otherwise published information to the capital market, particularly through a press release or by uploading it to the Target’s website, nor have circumstances occurred that would have had to be published by the Target pursuant to Article 17 MAR or where the Target decided to delay the publication pursuant to Article 17 MAR, which provide that through the acceptance or completion of the Offer, the remaining tax loss carry-forwards of the Target will fall more than 15% below the amount of EUR 180.0 million for corporate tax (Körperschaftsteuer) purposes and/or that through the acceptance or the completion of the Offer real estate transfer tax (Grunderwerbsteuer) in the expected amount of more than EUR 0.5 million will be triggered for WCM.

Settlement:	UBS Europe SE, Opernturm, Bockenheimer Landstraße 2-4, 60306 Frankfurt am Main, Germany (inquiries per facsimile: +49 69 21798896) will, in its function as Settlement Agent and exchange trustee (in this function, the “Exchange Trustee”), arrange for all the Offer Shares created through the Offer Capital Increase I (as defined in Section 13.2.1(1)) to be transferred to the securities custody accounts of the WCM Shareholders accepting the Offer at the respective Custodian Banks.

The transfer of the Offer Shares to the respective Custodian Banks takes place without undue delay after the Offer Shares have been admitted to trading. The Bidder will have the Offer Shares admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) in due time before the transfer of the Offer Consideration.

Provided that the acceptance of the Offer results in fractional shares from Offer Shares with ISIN DE000A2E4LT7 (WKN A2E4LT) (“Fractional Shares”) for WCM Shareholders, they will be disposed in the context of a fractional adjustment (Teilrechteverwertung) and the entitled WCM Shareholders will be paid in cash. The resulting proceeds from these disposals will be credited to the accounts of the respective WCM Shareholders within ten Business Days at the latest after the transfer of the Offer Shares to the Custodian Banks of the former WCM Shareholders has occurred.

Assuming the publication of the Announcement of Results (as defined in Section 18(1)) occurs on October 4, 2017 and all Closing Conditions (as defined in Section 11.1) except the Closing Condition regarding the registration of the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) are fulfilled or the Bidder has effectively waived the respective Closing Condition until one working day (Werktag) before the expiration of the Acceptance Period and prior to the default of the respective Closing Condition, the crediting of the Offer Shares would be carried out by October 11, 2017 at the latest and the crediting of the proceeds from the disposal of the fractional adjustment would be carried out by October 25, 2017 at the latest.

If the Offer Capital Increase I (as defined in Section 13.2.1(1)) cannot be implemented to the extent necessary for the settlement of the Offer without undue delay following the Announcement of the Results (as defined in Section 18(1)), due to, for example, legal action that has been brought against it, the settlement of the Offer and the crediting of the Offer Shares as well as the crediting of the proceeds from the disposal of the fractional adjustment, will be delayed. In this case, the settlement of the Offer and the crediting of the Offer Shares will be effected without undue delay, but no later than eleven Business Days after the elimination of the reason that obstructed the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)).

No later than six months after the expiration of the Acceptance Period (as defined in Section 4.2), including possible extensions, it will be determined whether and how the Offer will be settled, as until that date the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) will have to be registered with the commercial register of the local court (Amtsgericht) of Charlottenburg in the amount necessary for the settlement of the Offer. In case of (i) an amendment of the Offer within the two weeks prior to the expiration of the Acceptance Period (as defined in Section 4.2), (ii) the launch of a competing offer on the last day of such extended Acceptance Period (as defined in Section 4.2), and (iii) an amendment of such competing offer within the two weeks prior to the expiration of the acceptance period for the competing offer (each as further explained in Section 4.3), the Offer Capital Increase I (as defined in Section 13.2.1(1)) has to be registered by June 12, 2018 at 24:00 hours (midnight) (CET) at the latest.

Costs of Acceptance:	Acceptance of the Offer is free of fees and expenses for WCM Shareholders who hold their WCM Shares in German custody accounts (except for the costs of transmitting the Declaration of Acceptance (as defined in Section 12.2(1)) to the respective Custodian Bank). For this purpose, the Bidder grants a customary commission to the Custodian Banks, which will be communicated separately.

However, possible additional costs and expenses charged by Custodian Banks or foreign investment service providers, as well as applicable expenses incurred outside Germany, must be borne by the relevant WCM Shareholders.

Furthermore, reference is made to the statements in Section 12.10.

Trading:	The Tendered Shares (as defined in Section 12.2(2)) will be admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) under ISIN DE000A2E4LW1 (WKN A2E4LW) presumably on the third Business Day after commencement of the Acceptance Period (as defined in Section 4.2).

Trading of the Tendered Shares at the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) is expected to end after regular trading hours on the day before the application for the registration of the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) is filed.

ISIN:	WCM Shares: ISIN DE000A1X3X33/ISIN DE000A2E4K27

Tendered Shares (as defined in Section 12.2(2)): ISIN DE000A2E4LW1

Offer Shares: ISIN DE000A12B8Z4

Fractional Shares: ISIN DE000A2E4LT7

Publication:	The Bidder will publish this Offer Document pursuant to Sections 34, 14 para. 2 and 3 WpÜG on June 27, 2017 by (i) making an announcement in German on the Internet at http://www.tlg.de/ under Investor Relations as well as (ii) keeping copies available for distribution free of charge through the Settlement Agent for interested WCM Shareholders.

The announcement pursuant to Section 14 para. 3 sentence 1 no. 2 WpÜG, regarding the availability of this Offer Document through the Settlement Agent for distribution free of charge and the Internet address under which this Offer document will be published, will be published by the Bidder in the German Federal Gazette (Bundesanzeiger) on June 27, 2017.

This non-binding English translation of the Offer Document (i) is available on the Internet at http://www.tlg.de/ under Investor Relations, and (ii) will be kept for distribution free of charge through the Settlement Agent.

All communications and announcements required under WpÜG in connection with this Offer will be published on the Internet at http://www.tlg.de/ under Investor Relations and also, to the extent legally required, in the German Federal Gazette (Bundesanzeiger).

4.	Offer

4.1	Subject Matter

The Bidder hereby offers to all WCM Shareholders to exchange all WCM Shares (ISIN DE000A1X3X33 and ISIN DE000A2E4K27), including all rights attached thereto at the time of the settlement of the Offer, in particular dividend rights, in accordance with the terms and conditions of this Offer Document.

The Bidder offers

4 Offer Shares in exchange for 23 WCM Shares.

If the acceptance of the Offer results in Fractional Shares for WCM Shareholders, these Fractional Shares will be sold shortly after the settlement of the Offer by way of fractional adjustment (Teilrechteverwertung) and the entitled WCM Shareholders will be remunerated in cash (see Sections 12.3 and 12.4).

In this regard, the Settlement Agent together with the respective Custodian Banks will sell the Fractional Shares allocated to the Offer Shares by combining these to whole Offer Shares after the expiration of a yet-to-be-determined date on the stock exchange. The proceeds will then be paid out to those WCM Shareholders, who tendered the respective Tendered Shares (as defined in Section 12.2(2)), according to the relevant Fractional Shares (see also Section 12.4). The Bidder, the Settlement Agent and the Custodian Banks do not guarantee that the fractional adjustment (Teilrechteverwertung) will yield a certain price.

As the Offer is made to acquire all WCM Shares, it comprises the acquisition of WCM Shares with ISIN DE000A1X3X33, which grant the right to possible dividends of the Target for the fiscal year ended December 31, 2016, as well as the acquisition of WCM Shares with ISIN DE000A2E4K27, which do not grant the right to possible dividends of the Target for the fiscal year ended December 31, 2016. The Bidder expects that all WCM Shares will be combined in ISIN DE000A1X3X33 without undue delay following a possible payment of dividends by the Target for the fiscal year ended December 31, 2016 (which will be resolved by the shareholders’ general meeting on July 4, 2017).

4.2	Acceptance Period

The period for the acceptance of the Offer starts with the publication of this Offer Document on June 27, 2017. It is expected to expire on

September 5, 2017, 24:00 hours (midnight) (CET).

The period for the acceptance of the Offer may be extended as set out in further detail in Section 4.3.

The period of acceptance of the Offer, including any extension in accordance with Section 4.3, is referred to as the “Acceptance Period”.

4.3	Extension of the Acceptance Period

The Bidder may amend the Offer pursuant to Section 21 para. 1 WpÜG until one working day (Werktag) prior to the expiration of the Acceptance Period (i.e., if the Acceptance Period were to expire on September 5, 2017, at 24:00 hours (midnight) (CET), until September 4, 2017, at 24:00 hours (midnight) (CET)).

If an amendment to the Offer is published within the last two weeks prior to the expiration of the Acceptance Period, the Acceptance Period will be extended by two weeks according to Section 21 para. 5 WpÜG and will end on September 19, 2017, at 24:00 hours (midnight) (CET), even if the amended Offer violates any applicable laws.

If during the Acceptance Period a competing offer within the meaning of Section 22 para. 1 WpÜG is launched by a third party, and if the Acceptance Period for this Offer expires prior to the expiration of the acceptance period for such a competing offer, the expiration of the Acceptance Period for this Offer will correspond to the date on which the acceptance period of the competing offer expires (Section 22 para. 2 WpÜG), even if such competing offer is amended, prohibited or violates any applicable laws.

If a shareholders’ meeting of the Target is called in connection with the Offer after this Offer Document has been published, the Acceptance Period will be a ten-week period beginning with the publication of this Offer Document (Section 16 para. 3 WpÜG). Notwithstanding an extension of the Acceptance Period due to an amendment to the Offer during the two weeks prior to its expiration or a competing offer, the Acceptance Period would, thus, remain unchanged and would still expire on September 5, 2017, 24:00 hours (midnight) (CET).

Regarding the right of withdrawal in the event that the Offer is amended or a competing offer is launched, see Section 16 for further details.

The Bidder will publish any extension of the Acceptance Period as set forth in Section 18.

4.4	Additional Acceptance Period pursuant to Section 16 para. 2 WpÜG

Pursuant to Section 16 para. 2 sentence 1 WpÜG, WCM Shareholders who have not accepted the Offer during the Acceptance Period may still accept the Offer within two weeks after the Bidder has published the results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG (the “Additional Acceptance Period”), if all of the Closing Conditions (as defined in Section 11.1), except for the Closing Condition regarding the registration of the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)), have been satisfied or effectively waived by the Bidder before their default by the end of one working day (Werktag) prior to the expiration of the Acceptance Period. Thus, the acceptance of the Offer during the Additional Acceptance Period is particularly only possible if the Closing Condition regarding the Minimum Acceptance Rate (see Section 11.1.2) has been fulfilled or effectively waived by the Bidder. The Minimum Acceptance Rate (see Section 11.1.2) may also be decreased.

Subject to an extension of the Acceptance Period in accordance with Section 4.3 and assuming publication of the results of this Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG on September 12, 2017, the Additional Acceptance Period will commence on September 13, 2017 and end on September 26, 2017, at 24:00 hours (midnight) (CET). After the expiration of this Additional Acceptance Period, the Offer may no longer be accepted (with the exception of a possible Tender Right, as described in Section 15.5).

The procedure which applies to the acceptance of the Offer within the Additional Acceptance Period is described in Section 12.6. The acceptance is, thus, made in due time if the respective Custodian Bank is notified of the acceptance within the Additional Acceptance Period and the transfer of WCM Shares into the ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream has been effected, at the latest, by 18:00 hours (CET) on the second Business Day after the expiration of the Additional Acceptance Period.

4.5	Tender Rights under Takeover Law

If the Bidder holds at least 95% of the issued WCM Shares after the completion of the Offer, WCM Shareholders are entitled to demand pursuant to Section 39c WpÜG that the Bidder will acquire their respective WCM Shares. The details and the procedure to exercise such Tender Right (as defined in Section 15.5) is described in Section 15.5.

5.	Description of the Bidder

5.1	Overview

The Bidder is a stock corporation under the laws of Germany, with its registered office in Berlin and registered with the commercial register of local court (Amtsgericht) of Charlottenburg under docket number HRB 161314 B. Pursuant to the Bidder’s current articles of association dated May 23, 2017, no other types of shares of the Bidder than the shares described in Section 5.2 exist.

Section 2 of the Bidder’s articles of association defines the corporate purpose of the Bidder’s business as follows:

(1)	The Bidder’s corporate purpose is the conduct of real estate business and any related business of any kind, in particular the management, leasing, construction and modification, acquisition and sale of commercial real estate in a broader sense, particularly office space, retail store properties and hotels, the development of real estate projects as well as the provision of services in connection with the aforementioned corporate purposes, either by itself or by companies in which the Bidder holds an interest.

(2)	The Bidder may engage in any business which may directly or indirectly serve the corporate purpose. It may establish branches in its home country and abroad with the same or a different corporate name, establish and acquire businesses, hold interests in businesses and sell businesses.

(3)	The Bidder may dispose of any of its participations and may, in whole or in part, split or transfer to affiliates its business or assets. Further, the Bidder is entitled to combine under its direction companies in which it holds an interest and/or restrict its activities to the management of the interest(s) and to conclude inter-company agreements (Unternehmensverträge) of any kind as well as to spin off or transfer its business, in whole or in part, to companies in which it has a majority interest.

(4)	The Bidder may restrict its activities to the partial performance of the corporate purpose pursuant to Section 5.1(1).

The Shares of the Bidder are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as well as the sub-segment of the regulated market with additional post-admission obligations (Prime Standard). They are currently part of the SDAX, the EPRA/NAREIT Global, the EPRA/NAREIT Europe and the EPRA/NAREIT Germany as well as certain other indexes.

5.2	Capital Structure

5.2.1	Share Capital

The share capital of the Bidder registered in the commercial register amounts to EUR 74,175,558.00 as of June 25, 2017, and is divided into 74,175,558 bearer shares with no par-value (Stückaktien), each such share with a notional value of EUR 1.00 of the Bidder’s share capital. The Bidder currently does not hold any treasury shares.

5.2.2	Authorized Capital 2014/II

Section 6 para. 1 of the articles of association of the Bidder authorizes the management board of the Bidder, with the consent of the Bidder’s supervisory board, to increase the Bidder’s share capital until October 21, 2019 by up to EUR 24,521,163.00, once or in several instances, by issuing up to 24,521,163 new bearer shares with no par-value (Stückaktien) against contributions in cash and/or in kind (“Authorized Capital 2014/II”).

Pursuant to Section 6 para. 2 of the Bidder’s articles of association, the shareholders of the Bidder generally are to be granted subscription rights. Said shares can also be acquired by one or more financial institution(s) pursuant to Section 186 para. 5 Stock Corporation Act (Aktiengesetz) (“AktG”) with the obligation to offer such shares to the Bidder’s shareholders for subscription (indirect subscription right) (mittelbares Bezugsrecht).

The management board of the Bidder is, however, authorized, with the consent of the supervisory board of the Bidder, to exclude the subscription rights of its shareholders for one or more capital increases from the Authorized Capital 2014/II:

(1)	in order to exclude fractional amounts from subscription rights;

(2)	if and to the extent necessary, in order to grant holders of conversion or option rights from or associated with bonds, profit sharing rights or bonds or creditors of mandatory convertible bonds (or combinations thereof) which were, or are to be, issued by the Bidder or a company controlled or majority-owned by the Bidder, subscription rights to newly issued bearer shares with no par-value (Stückaktien) of the Bidder to the extent they would be entitled thereto upon exercise of their conversion or option rights or upon fulfillment of any mandatory conversion or to the extent the Bidder may elect to grant, in whole or in part, shares of the Bidder instead of the payment of a due amount under such bonds, profit sharing rights or bonds;

(3)	for the issuance of shares against cash contributions, if the issuing price of the new shares is not significantly below the market price of the shares already listed on a stock exchange (within the meaning of Section 203 para. 1 and 2 and Section 186 para. 3 sentence 4 AktG) and the portion of the share capital attributable to the new shares issued under exclusion of subscription rights does not exceed a total of 10% of the Bidder’s share capital, neither at the time when the authorization takes effect nor at the time when the authorized share capital is utilized. This number includes shares, which were issued for the purpose of servicing conversion rights or options from or associated with bonds, profit participation rights or bonds (or a combination thereof) or which were granted or are to be granted at the exercised election right of the Bidder to grant shares instead of payment of a due amount in cash from or in connection with bonds, profit participation rights or bonds or to creditors of bmandatory convertible bonds, if these bonds were issued within the meaning of Section 186 para. 3 sentence 4 AktG within the time of this authorization under the exclusion of subscription rights. Treasury shares of the Bidder, which were sold during the term of this authorization pursuant to Section 71 para. 1 no. 8 sentence 5 clause 2 AktG in connection with Section 186 para. 3 sentence 4 AktG under the exclusion of subscription rights, also count against the maximum of 10% of the Bidder’s share capital; or

(4)	for the issuance of shares against contributions in kind, including, but not limited to, for the purpose of acquiring (also indirectly) businesses, parts of businesses or participations in businesses or other assets in connection with an acquisition project (including receivables), real properties and real estate portfolios, or for the fulfillment of conversion or option rights and conversion obligations from or associated with bonds, profit sharing rights or bonds or creditors of mandatory convertible bonds (or a combination of these instruments) that are issued against contribution in kind.

5.2.3	Authorized Capital 2017

Section 6 para. 4 of the articles of association of the Bidder authorizes the management board of the Bidder, with the consent of the Bidder’s supervisory board, to increase the Bidder’s share capital until May 22, 2022 by up to EUR 12,566,616.00, once or in several instances, by issuing up to 12,566,616 new bearer shares with no par-value (Stückaktien) against contributions in cash (“Authorized Capital 2017”).

Pursuant to Section 6 para. 5 of the Bidder’s articles of association, the shareholders of the Bidder are to be granted subscription rights. Said shares can also be acquired by one or more financial institutions pursuant to Section 186 para. 5 AktG with the obligation to offer such shares to the Bidder’s shareholders for subscription (indirect subscription right) (mittelbares Bezugsrecht).

The management board of the Bidder is, however, authorized, with the consent of the supervisory board of the Bidder, to exclude the subscription rights of its shareholders for one or more capital increases from the Authorized Capital 2017:

(1)	in order to exclude fractional amounts from subscription rights; and

(2)	for the issuance of shares against cash contributions, if the issuing price of the new shares is not significantly below the market price of the shares already listed on a stock exchange (within the meaning of Section 203 para. 1 and 2 and Section 186 para. 3 sentence 4 AktG) and the portion of the share capital attributable to the new shares issued under exclusion of subscription rights does not exceed a total of 10% of the Bidder’s share capital, neither at the time when the authorization takes effect nor at the time when the authorized share capital is utilized. This limitation to 10% of the share capital includes shares, which were issued for the purpose of servicing bonds, issued or to be issued on the basis of the conversion price applicable at the time of the resolution of the Bidder’s management board regarding the utilization of the Authorized Capital 2017, if these bonds were issued within the meaning of Section 186 para. 3 sentence 4 AktG within the time of this authorization under the exclusion of subscription rights. Treasury shares of the Bidder, which were sold during the term of this authorization under the exclusion of subscription rights pursuant to Section 71 para. 1 no. 8 sentence 5 clause 2 AktG in connection with Section 186 para. 3 sentence 4 AktG, also count against the maximum of 10% of the Bidder’s share capital.

5.2.4	Conditional Capital 2017

Pursuant to Section 7 of the articles of association of the Bidder, the share capital of the Bidder is conditionally increased by up to EUR 37,087,779.00 through the issuance of 37,087,779 new no par-value bearer shares (Stückaktien) with entitlement to dividends (Conditional Capital 2017).

The conditional capital increase is only to be implemented insofar as the holders of conversion or option rights from or associated with bonds, profit sharing rights or bonds or creditors of mandatory convertible bonds (or combinations thereof) which have been issued or guaranteed on the basis of the authorization by the shareholders’ meeting held on May 23, 2017, by the Bidder, a company controlled or majority-owned by the Bidder, exercise their conversion rights or options or fulfill their conversion obligations, or to the extent the Bidder exercises an election right to deliver, in whole or in part, shares in lieu of payment of due amounts.

The new shares will participate in dividends from the fiscal year of their issuance. Notwithstanding this, the management board of the Bidder, with the supervisory board’s consent, may, as far as legally permissible, resolve with respect to bonds which have been issued or guaranteed on the basis of the authorization by the shareholders’ meeting held on May 23, 2017, that the shares participate in dividends from the beginning of the fiscal year for which no shareholders’ meeting resolution regarding the use of the net profit was made at the time the conversion or option rights were exercised or the conversion obligations were fulfilled or the election rights were exercised by the Bidder.

5.3	Business Operations of TLG

5.3.1	Organizational Structure

TLG considers itself as a leading German commercial real estate specialist in Berlin and the regional commercial centers of Dresden, Leipzig and Rostock, as well as Frankfurt am Main since early 2017, which, as a supra-regional active portfolio manager, manages office and retail properties, as well as seven hotels. TLG’s portfolio strategy is to focus on objects situated in established and very good locations, with good building substance and lasting rental contracts. TLG’s portfolio consists of the asset classes office, retail and hotel, as well as “other”.

The business model and corporate strategy of TLG are based on portfolio management, asset and property management, acquisitions and sales as well as project development on a selective basis:

(1)	Thanks to an outstanding understanding of local markets and properties, strategic services, particularly portfolio management and monitoring, assessments and portfolio planning, are performed centrally.

(2)	TLG provides material elements of the property-related value chain on its own. The individual offices are responsible for the decentralized technical and commercial management of properties, including relations with tenants and the development activities inside TLG.

(3)	With years of expertise, TLG is very well connected in core markets. Therefore, attractive opportunities to expand are open to TLG as well as options to sell non-strategic properties for the best price.

It is the goal of TLG’s business activity to expand its portfolio through the value-adding acquisition of office, retail and hotel properties as well as to ensure an efficient management and development of its high-grade property portfolio. Through the specific acquisition of objects with rental increase potential or moderately low vacancy and the following active asset management, appreciation potentials arise through optimized letting activities and management. Additionally to growth through acquisitions, the portfolio is also continuously developed through the sale of strategically no-longer suitable objects. The goal is to ensure and further optimize the high overall quality and high yield of the property portfolio.

The controlling system of TLG has the goal to enable a lasting and stable value development of the property portfolio and a high sustainable profit from its management in the interest of shareholders, employees and business partners. The system is based on the yearly, fully integrated business planning, which covers a medium-term planning time frame of three years. Material parts of the business planning are rental revenues, management, investments and sales, administrative expenses and financing. The partial plans are reflected in the result, asset and financial planning of TLG.

The monthly reporting system on company and portfolio level ensures internal transparency of TLG’s developments during the year, particularly by certain performance indicators. Additional value drivers are reported in and monitored through the monthly controlling reports. Monthly variance analyses serve the evaluation of the current developments of the company and enable the company to react in due time with appropriate measures.

The management of TLG is the responsibility of the management board of the Bidder. The supervisory board of the Bidder supervises and advises the management board in its management activities in accordance with the provisions of the AktG and binding corporate rules.

On June 25, 2017, TLG employed 106 full-time and three part-time employees.

5.3.2	Portfolio

As of March 31, 2017, TLG’s portfolio included a total of 390 properties with an aggregate lettable area of 1,400,215 square meters. At the same time, the annualized in-place rent was EUR 156.5 million and the vacancy rate calculated in accordance with the definition recommended by the European Public Real Estate Association (the “EPRA Vacancy Rate”) was 3.3% (according to the quarterly financial report of the Bidder dated March 31, 2017).

The aggregate value of the property portfolio of the Bidder amounted to EUR 2,235.2 million as of March 31, 2017 (according to the quarterly financial report of the Bidder dated March 31, 2017).

TLG’s portfolio strategy comprises a focus on the asset classes office, retail and in selected areas of bigger German cities also long-term leased hotels. While the office portfolio is focused on promising A and B cities, the retail portfolio, which is characterized by local food retail properties, is more diversified. Decisions on acquisitions and sales as well as possible investments are made in line with the mentioned principles of portfolio strategy. Every asset class has its own advantages. Office and retail real estate on the one hand provide for higher average rental income, hotel real estate on the other hand on average provides for particularly long rental contracts.

5.3.3	Balance Sheet and Operating Results

Pursuant to the audited consolidated financial statements of the Bidder as of and for the fiscal year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code the total assets of TLG as of December 31, 2016 amounted to EUR 2,344.8 million. The total operating results as of and for the fiscal year ended December 31, 2016 (according to the Bidder’s consolidated financial statements as of and for the fiscal year ended December 31, 2016) amounted to a positive result of EUR 92.1 million.

According to the interim consolidated financial statements of the Bidder, which was prepared in accordance with IFRS on interim financial reporting (IAS 34), as of and for the three months ended March 31, 2017, the total assets of TLG amounted to EUR 2,452.5 million. The total comprehensive income as of and for the three months ended March 31, 2017 (according to the Bidder’s consolidated interim financial statements as of and for the three months ended March 31, 2017) amounted to a positive result of EUR 18.5 million.

5.4	Governing Bodies

The governing bodies of the Bidder are the management board and the supervisory board.

5.4.1	Management Board

The management board of the Bidder consists of the following members:

•	Peter Finkbeiner (member of the management board); and

•	Niclas Karoff (member of the management board).

5.4.2	Supervisory Board

The supervisory board of the Bidder consists of the following members:

•	Michael Zahn (chairman of the supervisory board);

•	Dr. Michael Bütter (vice-chairman of the supervisory board);

•	Frank D. Masuhr (member of the supervisory board);

•	Dr. Claus Nolting (member of the supervisory board);

•	Elisabeth Talma Stheeman (member of the supervisory board); and

•	Helmut Ullrich (member of the supervisory board).

5.5	Shareholder Structure of the Bidder

On the basis of the notifications received by the Bidder as of June 25, 2017 in accordance with the Securities Trading Act (Wertpapierhandelsgesetz) (“WpHG”) and pursuant to information provided by the respective shareholders, the following shareholders directly or indirectly hold more than 3.0% of the Bidder’s shares and voting rights. It should be noted that the number of voting rights last notified could have changed since such notifications were submitted to the Bidder without requiring the relevant shareholder to submit a corresponding voting rights notification if no notifiable threshold has been reached or crossed.

	Shareholdings
Shareholder	(in %)
ADAR Capital Partners Ltd.	13.72	(1)
Republic of Singapore.	13.33	(2)
Allianz SE	4.93	(3)
Principal Financial Group Inc.	3.38	(4)
Blackrock, Inc.	3.28	(5)
Julius Baer Group Ltd.	3.07	(6)

Total	41.71

(1)	Indirect shareholdings of ADAR Capital Partners Ltd. as notified for May 15, 2017. All shares with voting rights are directly held by ADAR Macro Fund Ltd and are attributed to ADAR Capital Partners Ltd. as manager of ADAR Macro Fund Ltd.

(2)	Indirect shareholdings as notified for July 24, 2015 based on the total number of voting rights of 61,302,326 at that date. The Government of Singapore is the controlling shareholder of GIC Private Limited that directly held all of the notified voting rights in the Bidder at that date.

(3)	Indirect shareholdings of Allianz SE as notified for November 9, 2016 based on a total number of voting rights of 67,432,326 at that date. Allianz SE is the ultimate controlling entity of the following other companies listed in its group notification: Allianz Asset Management AG and Allianz Global Investors GmbH. None of these companies directly held 3.0% or more of the voting rights in the Bidder at that date.

(4)	Indirect shareholdings of Principal Financial Group Inc. as notified for February 3, 2016 based on a total number of voting rights of 67,432,326 at that date. Principal Financial Group Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Principal Financial Services Inc.; Principal Life Insurance Company; Principal Global Investors, LLC; and Principal Real Estate Investors, LLC. None of these companies directly held 3.0% or more of the voting rights in the Bidder at that date.

(5)	Indirect shareholdings of Blackrock, Inc. as notified for February 7, 2017. Blackrock, Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Trident Merger, LLC; BlackRock Holdco 2, Inc.; BlackRock Investment Management LLC; BlackRock HoldCo 2; BlackRock Financial Management, Inc.; BlackRock Reality Advisors, Inc.; BlackRock International Holdings, Inc.; BR Jersey International Holdings L.P.; BlackRock Holdco 3, LLC; BlackRock Canada Holdings LP; BlackRock Canada Holdings ULC; BlackRock Asset Management Canada Limited; BlackRock Group Limited; BlackRock Luxembourg HoldCo S.à r.l.; BlackRock Investment Management Ireland Holdings Limited; BlackRock Asset Management Ireland Limited; BlackRock (Singapore) Holdco Pte. Ltd.; BlackRock (Singapore) Limited; BlackRock Asia-Pac Holdco, LLC; BlackRock HK Holdco Limited; BlackRock Asset Management North Asia Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (UK) Limited; BlackRock Fund Managers Limited; BlackRock Advisors (UK) Limited; BlackRock Holdco 4, LLC; BlackRock Holdco 6, LLC; BlackRock Fund Advisors; BlackRock Delaware Holdings, Inc.; BlackRock Institutional Trust Company, National Association; BlackRock International Limited; BlackRock Australia Holdco Pty. Ltd.; BlackRock Investment Management (Australia) Limited; BlackRock (Netherlands) B.V.; BlackRock Capital Holdings, Inc.; and BlackRock Advisors, LLC. None of these companies directly held 3.0% or more of the voting rights in the Bidder at that date.

(6)	Indirect shareholdings of Julius Baer Group Ltd. as notified for May 31, 2017. Julius Baer Group Ltd. is the ultimate controlling entity of the following other companies listed in its group notification: Kairos Investment Management S.p.A and Kairos Partners SGR S.p.A. The shares directly held by the shareholder Kairos International SICAV are attributed to Kairos Partners SGR S.p.A.

5.6	Persons Acting in Concert with the Bidder

At the date of the publication of this Offer Document, the companies listed in Annex 1 of this Offer Document are subsidiaries of the Bidder and, thus, deemed to constitute persons acting in concert with the Bidder as well as with each other pursuant to Section 2 para. 5 sentence 3 WpÜG. Besides the companies listed in Annex 1 of this Offer Document, there exist no other persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG.

5.7	WCM Shares held by the Bidder and by Persons Acting in Concert with the Bidder within the meaning of Section 2 para. 5 WpÜG or their Subsidiaries as well as Voting Rights attributed to those Persons

As of the date of the publication of this Offer Document, neither the Bidder or persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries hold any WCM Shares, nor are any voting rights attributable pursuant to Section 30 WpÜG to the Bidder or persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries.

The Bidder has concluded the Irrevocable Undertakings I (as defined in Section 5.8.2) regarding 65,565,156 currently issued WCM Shares (see Section 5.8.2) and holds financial instruments within the meaning of Section 25 para. 1 sentence 1 no. 2 WpHG regarding 48.92% of the currently issued WCM Shares. The Bidder further concluded the Irrevocable Undertakings II (as defined in Section 5.8.3) regarding 2,775,000 new WCM Shares from the stock option programs of the Target (see Section 5.8.3). The Irrevocable Undertakings II will represent financial instruments within the meaning of Section 25 para. 1 sentence 1 no. 2 WpHG after the issuance of the new WCM Shares. The 68,340,156 WCM Shares, which the Bidder thereby secured for itself, represent approximately 49.64% of the expected amount of outstanding WCM Shares at the completion of the Offer of 137,682,552 WCM Shares (the sum of currently outstanding 134,027,552 WCM Shares, up to 2,900,000 further stock options from the Stock Option Program 2015 (as defined in Section 6.2.5) convertible into WCM shares and up to 755,000 further WCM Shares from the Stock Option Program 2016 (as defined in Section 6.2.6)).

A part from the foregoing, neither the Bidder nor persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries directly or indirectly hold instruments or voting rights notifiable pursuant to Section 25, 25a WpHG.

5.8	Information on Securities Transactions

5.8.1	Acquisition of WCM Shares

In the timeframe starting six months before the Announcement on May 10, 2017 and ending with the publication of this Offer Document on June 27, 2017, neither the Bidder nor persons acting in concert with the Bidder within the meaning of Section 5 para. 2 WpÜG or their subsidiaries acquired WCM Shares or entered into agreements, which entitle them to the transfer of WCM Shares.

5.8.2	Irrevocable Undertakings with Shareholders

The Bidder has entered into agreements with irrevocable undertakings for the acceptance of the Offer for 65,565,156 WCM Shares in total (i.e. approximately 48.92% of the current share capital and voting rights of the Target) (each an “Irrevocable Undertaking I”) with the following 25 WCM Shareholders (the “Tendering Shareholders”):

•	DIC OF RE 2 GmbH in an amount of 32,004,521 WCM Shares;

•	Mr. John F. Ehlerding in an amount of 6,464,978 WCM Shares;

•	Mr. Karl P. Ehlerding in an amount of 6,209,991 WCM Shares;

•	Mr. Karl Ehlerding in an amount of 5,547,475 WCM Shares;

•	Mr. Christoph Kroschke in an amount of 3,141,103 WCM Shares;

•	Invivo Capital GmbH in an amount of 2,782,485 WCM Shares;

•	DIC Real Estate Investments GmbH & Co. Kommanditgesellschaft auf Aktien in an amount of 2,235,461 WCM Shares;

•	Petram Beteiligungs GmbH in an amount of 2,100,000 WCM Shares;

•	DIO Deutsche Immobilien Opportunitäten AG in an amount of 2,063,000 WCM Shares;

•	Mr. Stavros Efremidis in an amount of 680,858 WCM Shares;

•	Elbstein AG in an amount of 450,000 WCM Shares;

•	Mr. Heiko Dworak in an amount of 336,043 WCM Shares;

•	Mrs. Doris Müller in an amount of 248,265 WCM Shares;

•	Dworak GbR in an amount of 220,000 WCM Shares;

•	Mr. Thorsten Schmonsees in an amount of 191,310 WCM Shares;

•	Mr. Michael Porwoll in an amount of 180,000 WCM Shares;

•	Timaeus AG in an amount of 155,000 WCM Shares;

•	Mr. Michael Dieckell in an amount of 147,506 WCM Shares;

•	MDI Holding GmbH & Co. KG in an amount of 119,508 WCM Shares;

•	Mr. Stefan Braasch in an amount of 112,942 WCM Shares;

•	Mr. Arthur Ronny Wiener in an amount of 65,000 WCM Shares;

•	Mrs. Nicola Sievers in an amount of 36,000 WCM Shares;

•	Dworak und Schneider-Dworak GbR in an amount of 31,710 WCM Shares;

•	Dworak Verwaltungsgesellschaft mbH in an amount of 30,000 WCM Shares; and

•	Braasch Vermögensverwaltungsgesellschaft mbH in an amount of 12,000 WCM Shares.

In the Irrevocable Undertaking I the Tendering Shareholders have irrevocably undertaken to:

(1)	accept the Offer for the number of WCM Shares under the respective Irrevocable Undertaking I;

(2)	neither challenge nor withdraw the acceptance of the Offer;

(3)	support the Offer in public; and

(4)	not sell their WCM Shares otherwise until the end of the fifth Business Day after the expiration of the Acceptance Period, and in case of an Additional Acceptance Period, after the expiration of such Additional Acceptance Period.

Furthermore, Irrevocable Undertaking I with seven Tendering Shareholders in total (DIC OF RE 2 GmbH, DIC Real Estate Investments GmbH & Co. KGaA, Mr. John F. Ehlerding, Mr. Karl P. Ehlerding, Mr. Karl Ehlerding, Invivo Capital GmbH und Mr. Efremidis), which refer to a total of 55,925,769 WCM Shares (i.e. approximately 41.73% of the current share capital and voting rights of the Target), contain an obligation for the respective Tendering Shareholders, not to dispose of the Offer Shares received at completion of the Offer for three months after transfer of the Offer Shares to their respective account (Lock-up).

5.8.3	Irrevocable Undertakings with the Holders of Stock Options

Furthermore, the Bidder entered into two additional agreements with the members of the management board of the Target comprising the irrevocable undertaking to accept the Offer for 2,775,000 new WCM Shares in total from the stock option programs of the Target (2,400,000 WCM Shares from the Stock Option Program 2015 (as defined in Section 6.2.5) as well as further 375,000 WCM Shares from the Stock Option Program 2016 (as defined in Section 6.2.6) (each an “Irrevocable Undertaking II”), since these stock options are exercisable within the course of the Offer (see Section 7.1.4).

In the Irrevocable Undertakings II Mr. Efremidis as holder of stock options giving the right to acquire up to 2,250,000 new WCM Shares in total and Mr. Struckmeyer as holder of stock options giving the right to acquire up to 525,000 new WCM Shares in total have undertaken to:

(1)	exercise all stock options completely and to carry out any other actions required regarding the exercise of the stock option rights without undue delay;

(2)	accept the Offer for the up to 2,775,000 WCM Shares in total received after exercise of the stock option rights;

(3)	not challenge or withdraw the acceptance of the Offer;

(4)	support the Offer in public; and

(5)	neither sell their stock option rights nor their WCM Shares received after exercise of such rights otherwise until the end of the fifth Business Day after the expiration of the Acceptance Period, and in case of an Additional Acceptance Period, after the expiration of such Additional Acceptance Period.

The Irrevocable Undertakings II furthermore contain an obligation for Mr. Efremidis and Mr. Struckmeyer not to sell the Offer Shares received at completion of the Offer for one month (regarding the first third of the received Offer Shares), two months (regarding the second third of the received Offer Shares) and three months (regarding the third third of the received Offer Shares) after transfer of the Offer Shares to their respective account (Lock-up for stock option shares).

6.	Description of the Target

6.1	Overview

The Target is a stock corporation under German law, with its registered office in Frankfurt am Main, Germany, and registered with the commercial register of the local court (Amtsgericht) of Frankfurt am Main under docket number HRB 55695, and with the domestic business address “Bleichstraße 64-66, 60313 Frankfurt am Main”. Pursuant to the current articles of association of the Target, as last amended by resolutions of the Target’s shareholders’ meeting from August 24, 2016, no other types of shares than those described in Section 6.2 exist.

On August 24, 2016, the Target’s shareholders’ meeting resolved on changing the Target’s registered office from Frankfurt am Main, Germany, to Berlin, Germany. The Target filed for registration of the change of registered office to Berlin, Germany and the change of Section 1 para. 2 of the Target’s articles of association with the register court (Registergericht) of the local court (Amtsgericht) of Frankfurt am Main and notified for registration of the change of the domestic business address to “Joachimsthaler Straße 34, 10719 Berlin”. On May 31, 2017, the register court (Registergericht) of the local court (Amtsgericht) of Frankfurt am Main notified the Target of having submitted the application to the register court (Registergericht) of the local court (Amtsgericht) of Charlottenburg. The Bidder expects the change of the Target’s registered office to be registered with the commercial register of the local court (Amtsgericht) of Charlottenburg in the near future.

Pursuant to Section 2 of the articles of association of the Target, the Target’s corporate purpose is the acquisition and management of domestic and foreign interests in properties and property companies, including the management and lease of properties, on its own name and on its own account. The Target can realize the corporate purpose through subsidiaries.

Furthermore, the Target is authorized to conduct all types of businesses that appear to be suitable to directly or indirectly promote the corporate purpose. It is, in particular, authorized to start companies with the same or different corporate purpose and to establish branches in Germany or other countries.

WCM Shares are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as well as the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange as well as the stock exchanges in Hamburg and Stuttgart. WCM Shares are currently part of the SDAX, CDAX, DIMAX and the FTSE EPRA/NAREIT Developed Europe.

6.2	Capital Structure

6.2.1	Share Capital

On June 25, 2017 the Target’s share capital amounts to EUR 134,027,552.00 and is divided into 134,027,552 WCM Shares with a notional value of the Target’s share capital of EUR 1.00 per share. To the best knowledge of the Bidder, the Target does not hold any treasury shares.

6.2.2	Authorized Capital 2013

Pursuant to Section 4 para. 5 of the articles of association of the Target, the management board is authorized, with the supervisory board’s consent, to increase the Target’s share capital until January 29, 2018 once or several times by up to EUR 27,668,769.00 through issuing of up to 27,668,769 shares with no par-value (Stückaktien) against contributions in cash or in kind (Authorized Capital 2013).

The management board of the Target is authorized, with the supervisory board’s consent, to determine the further content of the share rights and the terms and conditions of the issuance of the shares as well as the implementation of the capital increase. WCM Shareholders have the statutory subscription right. The new shares can also be acquired by one or more financial institutions with the obligation to offer such shares to WCM Shareholders for subscription (indirect subscription right) (mittelbares Bezugsrecht). However, the management board of the Target is authorized, with the supervisory board’s consent, to exclude the subscription right of WCM Shareholders under the following circumstances:

(1)	for fractional amounts;

(2)	for capital increases against contributions in cash up to an amount, which does not exceed 10% of the share capital at the time the authorization becomes effective or, if the share capital is below that amount by then, at the time the authorization is exercised, if the issuance price of the new shares is not materially below the stock exchange price of the already listed shares carrying the same rights within the meaning of Section 203 para. 1 and 2 AktG in conjunction with Section 186 para. 3 sentence 4 AktG. Shares, which are acquired because of a shareholders’ meeting resolution and are being sold pursuant to Section 71 para. 1 no. 8 sentence 5 AktG in conjunction with Section 186 para. 3 sentence 4 AktG within the period of this authorization, count towards the mentioned 10% cap. Furthermore, those shares count towards the cap, which were issued to service subscription rights from options and/or convertible bonds, if the options and/or convertible bonds were issued pursuant to Section 186 para. 3 sentence 4 AktG under the exclusion of subscription rights; and

(3)	for capital increases against contributions in kind for the issuance of new shares in order to directly or indirectly acquire companies, parts of companies or interests in companies as well as other assets, including loans and other liabilities.

6.2.3	Authorized Capital 2015

Pursuant to Section 4 para. 8 of the articles of association of the Target, the management board is authorized, with the supervisory board’s consent, to increase the Target’s share capital until October 11, 2020, once or several times, by up to EUR 6,200,000.00 through issuing up to 6,200,000 shares with no par-value (Stückaktien) against contributions in cash or in kind (Authorized Capital 2015).

The management board of the Target is authorized, with the supervisory board’s consent, to determine the further content of the share rights and the terms and conditions of the issuance of the shares as well as the implementation of the capital increase. WCM Shareholders have the statutory subscription right. The new shares can also be acquired by one or more financial institutions with the obligation to offer such shares to WCM Shareholders for subscription (indirect subscription right) (mittelbares Bezugsrecht). However, the management board of the Target is authorized, with the supervisory board’s consent, to exclude the subscription right of WCM Shareholders under the following circumstances:

(1)	for fractional amounts;

(2)	for capital increases against contributions in cash up to an amount, which does not exceed 10% of the share capital at the time the authorization becomes effective or, if the share capital is below that amount by then, at the time the authorization is exercised, if the issuance price of the new shares is not materially below the stock exchange price of the already listed shares carrying the same rights within the meaning of Section 203 para. 1 and 2 AktG in conjunction with Section 186 para. 3 sentence 4 AktG. Shares, which are being issued or sold because of a shareholders’ meeting resolution regarding the use of treasury shares and pursuant to Section 71 para. 1 no. 8 sentence 5 AktG in conjunction with Section 186 para. 3 sentence 4 AktG or because of a different authorized capital pursuant to Section 203 para. 2 sentence 2 AktG in conjunction with Section 186 para. 3 sentence 4 AktG within the period of this authorization, count towards the mentioned 10% cap. Furthermore, those shares count toward the cap, which were issued to service subscription rights from options and/or convertible bonds, if the options and/or convertible bonds were issued pursuant to Section 186 para. 3 sentence 4 AktG under the exclusion of subscription rights;

(3)	if it is necessary due to dilution protection, to grant holders or bearers of option or conversion rights respectively relevant option or conversion obligations from conversion bonds, which were or are issued by the Target and/or through companies, in which the Target directly or indirectly holds a majority of the shares, subscription right in the extent, to which they would be entitled to after the option or conversion right was exercised respectively after the fulfilment of the conversion obligation;

(4)	for capital increases against contributions in kind for the issuance of new shares in order to directly or indirectly acquire companies, parts of companies or interests in companies as well as other assets, including loans and other liabilities; and

(5)	to the extent necessary in order to be able to grant the holders or bearers of convertible bonds, which were or are issued by the Target and/or companies, in which the Target directly or indirectly holds the majority of shares, new shares of the company at the time they exercise their option or conversion right or to fulfill the option or conversion obligation.

6.2.4	Authorized Capital 2016

Pursuant to Section 4 para. 11 of the articles of association of the Target, the management board is authorized, with the supervisory board’s consent, to increase the Target’s share capital until August 23, 2021, once or several times, by up to EUR 31,500,000.00 through issuing up to 31,500,000 shares with no par-value (Stückaktien) against contributions in cash (Authorized Capital 2016).

The management board of the Target is authorized, with the supervisory board’s consent, to determine the further content of the share rights and the terms and conditions of the issuance of the shares as well as the implementation of the capital increase. WCM Shareholders have the statutory subscription right. The new shares can also be acquired by one or more financial institutions with the obligation to offer such shares to WCM Shareholders for subscription (indirect subscription right) (mittelbares Bezugsrecht). However, the management board of the Target is authorized, with the supervisory board’s consent, to exclude the subscription right of WCM Shareholders for fractional amounts.

6.2.5	Stock Option Program 2015; Conditional Capital 2015/I

The shareholders’ meeting of the Target has authorized the management board on June 10, 2015, with the supervisory board’s consent, to issue up to 3,300,000 stock option rights for up to 3,300,000 WCM Shares under a stock option program (the “Stock Option Program 2015”). Each stock option right from the Stock Option Program 2015 grants the right, according to further terms and conditions, to acquire a WCM Share against payment of the relevant exercise price.

Pursuant to Section 4 para. 7 of the Target’s articles of association, the Target’s share capital is conditionally increased by up to EUR 3,300,000.00 through the issuance of up to 3,300,000 new bearer shares with no par-value (Stückaktien) (Conditional Capital 2015).

The conditional capital increase will only be carried out, if and insofar the holders of stock option rights under the Stock Option Program 2015 make use of their subscription right regarding WCM Shares. The new WCM Shares participate in dividends from the beginning of the fiscal year, for which no resolution of the shareholders’ meeting of the Target regarding the use of the net profit was made at the time the WCM Shares are issued.

The Target granted selected employees of the Target a total amount of 500,000 stock option rights and members of the management board of the Target a total amount of 2,800,000 stock option rights under the Stock Option Program 2015.

A part of the stock option rights from the Stock Option Program 2015 is exercisable in the course of the Offer (see Section 7.1.4).

6.2.6	Stock Option Program 2016; Conditional Capital 2016/I

The shareholders’ meeting of the Target has authorized the management board on August 24, 2016, with the supervisory board’s consent, to issue up to 3,000,000 stock option rights for up to 3,000,000 new WCM Shares under a stock option program (the “Stock Option Program 2016”).

The stock option rights under the Stock Option Program 2016 are equivalent to the rights granted under the Stock Option Program 2015 (see Section 6.2.5).

Pursuant to Section 4 para. 10 of the Target’s articles of association, the Target’s share capital is conditionally increased by up to EUR 3,000,000.00 through the issuance of up to 3,000,000 new bearer shares with no par-value (Stückaktien) (Conditional Capital 2016).

The conditional capital increase will only be carried out, if and insofar the holders of stock option rights under the Stock Option Program 2016 make use of their subscription right regarding WCM Shares. The new WCM Shares participate in dividends from the beginning of the fiscal year, for which no resolution of the shareholders’ meeting of the Target regarding the use of the net profit was made at the time the WCM Shares are issued.

The Target granted selected employees of the Target a total amount of 380,000 stock option rights and members of the management board of the Target a total amount of 375,000 stock option rights under the Stock Option Program 2016.

A part of the stock option rights from the Stock Option Program 2016 is exercisable in the course of the Offer (see Section 7.1.4).

6.2.7	Conditional Capital 2014

Pursuant to Section 4 para. 6 of the Target’s articles of association, the Target’s share capital is conditionally increased by up to EUR 3,744,948.00 through the issuance of up to 3,744,948 new bearer shares with no par-value (Stückaktien) (Conditional Capital 2014).

The conditional capital increase will only be carried out insofar, as the holders or bearers of option rights and/or convertible bonds, participating bonds and/or participating rights with option rights or obligations and/or convertible rights or obligations, which the Target or company of WCM issued because of the authorization resolution of the shareholders’ meeting of the Target on December 18, 2014 until December 17, 2019, exercised their option rights or conversion rights from those bonds or fulfilled their obligation to exercise the option or conversion, and in all cases as far as the Conditional Capital 2014 is needed due to the bond terms. The new shares are issued for the respective option or conversion price to be determined, according to the afore-mentioned authorization resolution. The new shares participate in dividends from the beginning of the fiscal year, in which they were issued due to the exercise of the option or conversion rights or were issued to fulfill the option or conversion obligations.

To the best knowledge of the Bidder, the Target has so far not issued instruments based on the authorization resolution of the shareholders’ meeting on December 18, 2014.

6.2.8	Conditional Capital 2015/II

Pursuant to Section 4 para. 9 of the Target’s articles of association, the Target’s share capital is conditionally increased by up to EUR 40,000,000.00 through the issuance of up to 40,000,000 new bearer shares with no par-value (Stückaktien) (Conditional Capital 2015/II).

The conditional capital increase will only be carried out insofar, as the holders or bearers of option rights and/or convertible bonds, participating bonds and/or participating rights with option rights or obligations and/or convertible rights or obligations, which the Target or its affiliates issued because of the authorization resolution of the shareholders’ meeting of the Target on October 12, 2015 until October 11, 2020, exercised their option rights or conversion rights from those bonds or fulfilled their obligation to exercise the option or conversion, and in all cases as far as the Conditional Capital 2015/II is needed due to the bond terms. The new shares are issued for the respective option or conversion price to be determined, according to the afore-mentioned authorization resolution. The new shares participate in dividends from the beginning of the fiscal year, in which they were issued due to the exercise of the option or conversion rights or were issued to fulfill the option or conversion obligations. The management board of the Target is authorized, with the supervisory board’s consent, to determine the further details of the implementation of the conditional capital increase.

To the best knowledge of the Bidder, the Target has so far not issued instruments based on the authorization resolution of the shareholders’ meeting on October 12, 2015.

6.2.9	Conditional Capital 2016/II

Pursuant to Section 4 para. 12 of the Target’s articles of association, the Target’s share capital is conditionally increased by up to EUR 5,700,000.00 through the issuance of up to 5,700,000 new bearer shares with no par-value (Stückaktien) (Conditional Capital 2016/II).

The conditional capital increase will only be carried out insofar, as the holders or bearers of option rights and/or convertible bonds, participating bonds and/or participating rights with option rights or obligations and/or convertible rights or obligations, which the Target or its affiliates issued because of the authorization resolution of the shareholders’ meeting of the Target on August 24, 2016 until August 23, 2021, exercised their option rights or conversion rights from those bonds or fulfilled their obligation to exercise the option or conversion, and in all cases as far as the Conditional Capital 2016/II is needed due to the bond terms.

The new shares are issued for the respective option or conversion price to be determined, according to the afore-mentioned authorization resolution. The new shares participate in dividends from the beginning of the fiscal year, in which they were issued due to the exercise of the option or conversion rights or were issued to fulfill the option or conversion obligations. The management board of the Target is authorized, with the supervisory board’s consent, to determine the further details of the implementation of the conditional capital increase.

To the best knowledge of the Bidder, the Target has so far not issued instruments based on the authorization resolution of the shareholders’ meeting on August 24, 2016.

6.2.10	Miscellaneous

The issued or authorized capital of the Target can be increased or decreased, once or several times, through shareholders’ meeting resolution in accordance with the relevant terms and conditions regarding amendments to the Target’s articles of association.

The Target may, within the limitations provided by law, repurchase or cancel treasury shares.

6.3	Business Operations of the Target

6.3.1	Corporate Structure

The Target is a publicly listed company with its registered office in Frankfurt am Main, Germany ( for the change of the Target’s registered office to Berlin resolved upon by the Target’s shareholders’ meeting on August 24, 2016, see Section 6.1).

According to its own statements, WCM is specialized in long-term lease of high-end office and retail properties in selected areas in Germany. Its focus lies on the acquisition and the efficient management of properties, which have – in its view – a low vacancy rate and are distinguished by the Target in “core” and “core-plus” properties.

WCM focuses its office real estate business on seven important locations: Munich, Hamburg/Bremen, Berlin, Frankfurt/Rhine-Main, Cologne/Düsseldorf, greater Stuttgart area, and Dresden/Leipzig. WCM is trying to acquire high-end properties with solvent lessees, long-term lease contracts and a vacancy rate of maximum 20%. Regarding retail properties, WCM focuses – according to its own statements – on the metropole regions in Germany with a high density of population and good infrastructure. It tries to conclude lease agreements with renowned retail companies, which have terms of more than ten years, and tries to ensure a low vacancy rate.

The main business of WCM is the management of its property portfolio. This business is divided into asset management as management of the complete portfolio and property management as the management of individual properties.

As of March 31, 2017, WCM had a total of 30 employees.

6.3.2	Portfolio

According to its own statements, WCM’s property portfolio as of March 31, 2017 consists of 57 properties with a total lettable area of 426,357 square meters. At the same time, the annual profit from leases amounted to EUR 47.5 million and the EPRA Vacancy Rate was at 4.9% (according to the Target’s consolidated quarterly financial statements as of and for the three months ended March 31, 2017).

In its consolidated quarterly financial statements as of and for the three months ended March 31, 2017, the Target estimates the value of WCM’s property portfolio as of March 31, 2017 of EUR 796.3 million.

WCM’s portfolio is divided into the asset classes office and retail properties. The asset class office real estate makes up 44.4% of the total portfolio (based on the value of the total portfolio as of March 31, 2017). 81.1% of WCM’s office real estate portfolio is situated in Frankfurt am Main, including the Rhine-Main region, 11.4% is situated in Berlin and 7.5% is situated in Düsseldorf/Bonn (based on the value of the total portfolio as of March 31, 2017).

WCM‘s asset class retail properties makes up for 55.6% of the total portfolio (based on the value of the total portfolio as of March 31, 2017). The retail properties can be divided into shopping centers, which account for 75.2% of the retail portfolio, supermarkets, which account for 16.7% of the retail portfolio and DIY stores, which account for the remaining 8.1% of the retail portfolio (based on the value of the total portfolio as of March 31, 2017).

6.3.3	Balance Sheet and Operating Results

Pursuant to the audited consolidated financial statements of the Target as of and for the fiscal year ended December 31, 2016 prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code the total assets of WCM as of December 31, 2016 amounted to EUR 710.3 million. The consolidated operating results as of and for the fiscal year ended December 31, 2016 (according to the consolidated financial statements of the Targets as of and for the fiscal year ended December 31, 2016) amounted to a positive result of EUR 18.6 million.

According to the interim consolidated financial statements of the Target as of and for the three months ended March 31, 2017, the total assets of WCM amounted to EUR 869.7 million as of March 31, 2017. The total operating results for the as of and for the three months ended March 31, 2017 (according to the Target’s consolidated interim financial statements as of and for the three months ended March 31, 2017), amounted to a positive result of EUR 15.0 million.

6.4	Governing Bodies of the Target

The governing bodies of the Target are the management board and the supervisory board.

6.4.1	Management Board

The management board of the Target consists of the following members:

•	Stavros Efremidis, chairman of the management board; and

•	Ralf Struckmeyer, chief financial officer (CFO).

6.4.2	Supervisory Board

The supervisory board of the Target consists of the following members:

•	Rainer Laufs, chairman of the supervisory board;

•	Bernd Günther, vice-chairman of the supervisory board;

•	Karl Ehlerding, member of the supervisory board;

•	Nicola Sievers, member of the supervisory board; and

•	Arthur Ronny Wiener, member of the supervisory board.

6.5	Shareholder Structure of the Target

On the website http://www.wcm.de/ under Investor Relations (last visited June 25, 2017), the Target declares that the following WCM Shareholders hold 3% or more of the shares and voting rights of the Target. It should be noted that the number of voting rights last notified could have changed without requiring the relevant WCM Shareholder to submit a corresponding voting rights notification if no notifiable threshold has been reached or crossed

	Shareholdings
Shareholder	(in %)
Professor Dr. Gerhard Schmidt	25.95	(1)
John Frederik Ehlerding.	4.90
Karl Philipp Ehlerding	4.90
Karl Ehlerding.	4.20

Total	39.95

(1)	Indirect shareholdings of Professor Dr. Gerhard Schmidt and companies that he controls as notified for March 7, 2017, based on 131,964,552 voting rights in the Target. 24.25% of the shareholdings are directly held by DIC OF RE 2 GmbH and 1.7% are directly held by DIC Real Estate Investments GmbH & Co. Kommanditgesellschaft auf Aktien. According to the notification, indirect shareholdings can further be attributed, to the following companies, which are controlled by him: GCS Verwaltungs GmbH, DICP Capital SE, DIC Capital Partners (Europe) GmbH, DIC Grund- und Beteiligungs GmbH, Deutsche Immobilien Chancen Beteiligungs AG, Deutsche Immobilien Chancen AG & Co. Kommanditgesellschaft auf Aktien, DIC Asset AG and DIC Real Investments Beteiligungs GmbH.

6.6	Persons Acting in Concert with the Target

Persons acting in concert with the Target within the meaning of Section 2 para. 5 sentence 3 WpÜG are listed in Annex 2 of this Offer Document to the best knowledge of the Bidder. To the best knowledge of the Bidder, no further persons acting in concert with the Target within the meaning of Section 2 para. 5 sentence 3 WpÜG exist.

6.7	Opinion of the Management Board and Supervisory Board of the Target

Pursuant to Section 27 para. 1 WpÜG, the Target’s management board and supervisory board are required to issue a reasoned opinion about the Offer and about all possible amendments to the Offer. They have to publish such reasoned opinion without undue delay after the Offer Document and/or its amendments have been transmitted by the Bidder according to Section 14 para. 3 sentence 1 WpÜG.

In the Business Combination Agreement (as defined in Section 7.1) the Target’s management board and supervisory board have undertaken, after review of this Offer Document, to confirm in the legally required opinions pursuant to Section 27 para. 1 WpÜG within a week after the publication of this Offer Document that:

(1)	in their opinion the type and extent of the Offer Consideration offered by the Bidder is fair and appropriate for WCM Shareholders;

(2)	they will, thus, support the Offer, and

(3)	they recommend the acceptance of the Offer to WCM Shareholders.

7.	Background of the Offer

The takeover of WCM by TLG aims, in a first step, at the Bidder assuming control of the Target, so that the Target becomes an affiliate of TLG and will be included in the consolidated financial statements of the Bidder. In a second step, the Bidder intends to influence the composition of the Target’s supervisory board through its majority in the shareholders’ meeting of the Target.

7.1	Business Combination Agreement and Creation of a Combined Group

Prior to the Announcement, the management board of the Bidder and the management board of the Target held discussions about how the Offer can be shaped in the interest of both TLG and WCM as well as the respective shareholders, employees and lessees and how in consideration of said interests a combined group of TLG and WCM (the “Combined Group”) can be created. In order to achieve that, the Bidder and the Target entered into an agreement on the business combination of TLG and WCM on May 10, 2017 (the “Business Combination Agreement”).

The Business Combination Agreement contains, in particular, agreements regarding the implementation of the Offer and its completion, the integration of the businesses of TLG and WCM as well as to the future business strategy of the Combined Group and the future composition of the boards of the Target.

The Business Combination Agreement has a term of two years from signing. Each party can terminate the Business Combination Agreement, if the Offer is not successfully completed or the respective other party violated material obligations under the Business Combination Agreement.

The significant terms and conditions of the Business Combination Agreement are explained in the following and in Section 8.

7.1.1	Target’s Support of the Offer

In the Business Combination Agreement, the Target has undertaken to support the Offer in public and to recommend the acceptance of the Offer in all public statements, press conferences, interviews, roadshows, analyst conferences and other opportunities. In addition, management board and supervisory board of the Target have undertaken in the Business Combination Agreement to support the Offer, after review of the Offer Document, in the legally required opinion pursuant to Section 27 para. 1 WpÜG (see Section 6.7).

All obligations of the governing bodies of the Target to support the Offer are subject to their conformity with their respective fiduciary duties.

The Bidder as well as the Target have also undertaken not to approach third parties with the goal to implement a transaction comparable to the Offer or to engage in talks about such a transaction.

7.1.2	Conduct of Business of the Target and Future Cooperation

The Target has undertaken in the Business Combination Agreement to implement certain structural measures. These measures particularly address the fulfillment of certain obligations towards WCM’s financing banks as well as the preservation of the significant amount of corporate tax related tax loss carry-forwards of the Target after completion of the Offer to the greatest extent possible. Based on the information available at the date of the publication of this Offer Document, the Bidder expects these tax loss carry-forwards to amount to up to EUR 210.0 million. Furthermore, certain structural measures shall ensure that the completion of the Offer only, if at all, triggers minimal amounts of real estate transfer tax (Grunderwerbsteuer). The structural measures, in particular, include form changes regarding certain companies of WCM and the move of four companies of WCM currently registered in the Netherlands to Germany.

The Business Combination Agreement also contains various information obligations regarding the structural measures. The Target has particularly undertaken to inform the capital market if a Material Tax Loss (as defined in Section 11.1.6) is to be expected by the completion of the Offer as well as to constantly report to the Bidder about the status of the implementation of the structural measures.

Furthermore, the management board of the Target has undertaken to conduct the Target’s business in a manner consistent with its usual management until the completion of the Offer. In particular, the management board of the Target has undertaken, to the extent permitted by law, to refrain from measures that could impede the successful completion of the Offer.

In case of a competing offer, the Bidder as well as the Target have undertaken, to the extent permitted by law, to immediately inform the respective other party of the Business Combination Agreement without undue delay, including information about material conditions of the competing offer.

7.1.3	Share Transactions of the Target’s Governing Bodies

In the Business Combination Agreement, the intention of the members of the Target’s management board and supervisory board was laid out, to accept the Offer for all WCM Shares held by them.

The members of the Target’s management board as well as the supervisory board members Mr. Karl Ehlerding, Mrs. Nicola Sievers and Mr. Arthur Ronny Wiener also entered into Irrevocable Undertakings I, which require them to irrevocably accept the Offer (see Section 5.8.2).

Both of the Target’s management board members have also entered into Irrevocable Undertakings II (see Section 5.8.3) regarding their stock option rights from the Stock Option Program 2015 (see Section 6.2.5) and the Stock Option Program 2016 (see Section 6.2.6).

7.1.4	Stock Options of the Members of the Target’s Management Board

In the Business Combination Agreement, the Target has undertaken to offer to the members of the Target’s management board without undue delay after the publication of this Offer Document to exercise their stock option rights from the Stock Option Program 2015 (see Section 6.2.5) and the Stock Option Program 2016 (see Section 6.2.6) against payment of the respective exercise price in order to receive the respective number of WCM Shares in exchange, from this date on until the twentieth Business Day after the publication of this Offer Document. The Bidder and the members of the Target’s management board have agreed to Irrevocable Undertakings II, which oblige the members of the management board irrevocably to accept the Offer for the WCM Shares issued from the Stock Option Program 2015 and the Stock Option Program 2016 (see Section 5.8.3).

In the Business Combination Agreement the Target further undertook to offer to all employees of the Target, who hold stock option rights from the Stock Option Program 2015 (see Section 6.2.5) and the Stock Option Program 2016 (see Section 6.2.6), without undue delay after the publication of this Offer Document, (i) to reimburse the fair value of the stock options after the completion of the Offer in cash or (ii) to exercise their stock options already at this time against payment of the respective exercise price and under the condition, that they accept the Offer for all of those WCM Shares until ten Business Days before the end of the Acceptance Period the latest.

Of the 3,300,000 stock options from the Stock Option Program 2015, 400,000 stock options were issued to a former member of the Target’s management board. These 400,000 stock options can be exercised at the earliest on May 6, 2020 and cannot be exercised into WCM Shares within the course of the Offer. Thus, a total of maximum 2,900,000 of the issued stock options from the Stock Option Program 2015 are exercisable within the course of the Offer. However, all currently outstanding 755,000 stock options from the Stock Option Program 2016 are convertible within the course of the Offer.

Thus, the total number of stock options exercisable in the course of the Offer and the number of new WCM Shares to be issued accordingly is 3,655,000.

7.2	Economic and Strategic Background

TLG’s business strategy is focused on creating a leading platform for commercial real estate all across Germany. After a period of strong growth since the Bidder’s IPO, the successful completion of the Offer allows to create a platform with a total portfolio value of approximately EUR 3 billion. The geographical focus of the Combined Group lies particularly on attractive growth-regions in Germany, whereas approximately 75% of the portfolio’s value will lie in and around the growth-regions of Berlin, Frankfurt am Main, Dresden, Leipzig and Rostock.

The transaction strengthens TLG’s position in the already existing portfolio locations of Berlin, Dresden, Leipzig and Frankfurt am Main. The properties of WCM also are located in attractive areas and fit accordingly to TLG’s portfolio. At the same time, TLG is expanding its portfolio into western Germany’s growth-markets and strengthens its presence in the Rhine-Main area by taking over the WCM office in Frankfurt am Main.

TLG keeps its balanced portfolio structure within the Combined Group, with a focus on office and retail properties, which offer an attractive combination of revenue, guaranteed cash flow and appreciation potential. The percentage of office properties in the Combined Group will be approximately 45%, while the percentage of retail properties will be approximately 44% of the total portfolio value. The Combined Group will have an annualized in-place rental yield of 6.7% and offers further appreciation potential. Furthermore, the Combined Group will have a weighted average lease term for lease agreements with a fixed term (WALT) of 6.6 years, leading in the German real estate sector, and a EPRA Vacancy Rate of just 3.7% (based on financial information published in the unconsolidated interim financial statements of the Bidder as of and for the three months ended March 31, 2017 and the consolidated quarterly financial statements of the Target as of and for the three months ended March 31, 2017).

The successful completion of the Offer will facilitate the expansion of TLG’s established business model all over Germany. Based on WCM’s portfolio and existing platform, the market penetration in western Germany will be strengthened and will work as a catalyst for further portfolio growth. The German-wide acquisition pipeline of the Combined Group consists of properties of all strategic asset classes in attractive areas and should enable TLG to facilitate its growth in western Germany. TLG’s and WCM’s established acquisition expertise as well as TLG’s proper access to growth capital puts the Combined Group in a position to generate continuous portfolio growth in line with the existing acquisition criteria in all of Germany.

A successful completion of the Offer will furthermore enable the realization of financial synergies, which are expected to amount to EUR 5.0 million per year once the integration has been completed. These synergies can particularly result from expected savings for administrative costs as well as improvements and higher efficiencies in IT systems. Furthermore, in the medium-term the flexibility and efficiency regarding financing will be improved for the Combined Group. Also, additional revenue synergies through an increased acquisition capacity of the Combined Group are expected, whereas the Combined Group will profit in future acquisitions from the existing tax loss carry-forwards of WCM.

The form of the Offer as a purely share-based exchange offer allows TLG to keep the conservative balance profile with a conservative net debt ratio for the Combined Group. The financing structure will remain to have a balanced maturity profile with an attractive financing term as well as low average interest costs.

7.3	No Mandatory Offer When Obtaining Control over the Target

Should the Bidder due to this Offer obtain control over the Target within the meaning of Section 29 para. 2 WpÜG, the Bidder is not obliged to launch a mandatory offer to WCM Shareholders pursuant to Section 35 para. 3 WpÜG.

8.	Intentions of the Bidder

The Bidder is of the opinion, that the successful completion of the Offer will create a leading pan-German commercial property company. The value of the commercial real estate portfolio of the Combined Group is approximately EUR 3 billion, with a focus on particularly attractive locations. Over 75% of the Combined Group’s portfolio’s value lies in the growth-regions of Berlin, Frankfurt am Main, Dresden, Leipzig and Rostock.

While TLG constantly aims to establish the optimal group structure, the Bidder does not intend to change the future business activity, registered office and location of essential parts of TLG, the use of assets, future obligations, employees and their representations, members of the governing bodies and the material conditions of employment of TLG in connection with a successful completion of the Offer.

Except for the intentions and provisions represented in this Section 8, the Bidder has no further intentions regarding future business activity, registered office and location of essential parts of WCM, the use of assets, future obligations, employees and their representations, members of the governing bodies and the material conditions of employment of WCM.

8.1	Future Business Operations; Use of Assets and Future Obligations

TLG and WCM operate their businesses on comparable operational business models. The structure of both portfolios contains a similar ratio of office and retail properties with a similar lessee structure. The Combined Group will continue the previous growth strategy. Goals of the future strategy are particularly:

(1)	The Combined Group will use the existing pronounced regional networks and the asset management expertise of TLG and WCM in order to identify market opportunities and to generate further growth.

(2)	The attractiveness of the Combined Group for institutional investors shall be enhanced by the admission of the Bidder’s shares into the MDAX in the short-term and a high potential for dividends.

(3)	A nationally leading commercial real estate group shall be formed by integrating WCM into TLG.

The Bidder and the Target have undertaken in the Business Combination Agreement to initiate an integration project without undue delay after the successful completion of the Offer with the goal to create the Combined Group in order to realize the expected synergies and efficiency potentials (see Section 7.2). During a conception period, partial projects will be defined based on material business operations that will each be headed by one employee of TLG. Following this conception period, during an implementation period the conditions in order to achieve the identified synergies and efficiency potentials shall be created extensively and processes, operating procedures and the organizational structure of the Combined Group shall be adapted accordingly.

As of March 31, 2017, the financial liabilities of WCM amounted to EUR 482.7 million (according to the consolidated quarterly financial statements of the Target as of and for the three months ended on March 31, 2017). Some of the respective financing agreements of WCM include so-called change-of-control clauses, which provide for special repayment obligations of WCM or termination rights of WCM’s creditors in case of a change of control. Furthermore, the financing agreements could also contain other termination rights, which could be triggered in case of a successful completion of the Offer (i.a. so-called cross-default clauses, which allow WCM’s creditors to terminate the respective financing agreements and demand immediate repayment if WCM fails to repay other obligations when due, are called for redemption prior to their agreed maturity or other creditors are entitled declare the respective claims due). Thus, a risk exist that creditors of WCM terminate their financing agreements with WCM after a successful completion of the Offer.

Therefore, the Bidder and the Target have undertaken in the Business Combination Agreement, that insofar as financing banks of WCM exercise possible change-of-control clauses in WCM’s financing agreements even though the Target tried everything in its power to avoid the exercise of the change-of-control rights, the Bidder, working together with the Target, will try everything in its power in order to arrange for a refinancing of WCM’s respective financing agreements for normal market conditions.

8.2	Impact on the Governing Bodies of the Target

A successful completion of the Offer will not affect the composition of the Target’s management board or supervisory board. However, after such completion, the Bidder will try to ensure an – in its view – appropriate representation in the Target’s management board and supervisory board.

The management board of the Target has undertaken in the Business Combination Agreement to support the Bidder after a successful completion of the Offer, to its best abilities and subject to its fiduciary duties, in having at least four persons suggested by the Bidder elected into the supervisory board of the Target for a regular period, respectively having them appointed by a court pursuant to Section 104 AktG. The Bidder assumes that at least four of the current members of the Target’s supervisory board will resign in order to do so, effective as of the completion of the Offer.

According to the Business Combination Agreement, the Bidder is entitled, until the expiration of four weeks after the completion of the Offer, to demand the Target to unilaterally oblige one or both members of its current management board, to remain in their current functions for up to six months after the completion of the Offer. If the Bidder demands so, the Target, in coordination with the Bidder, will have to conclude new management service contracts with comparable conditions (yet without severance conditions) with the respective member of the management board.

8.3	Employees, Employment Terms and Employee Representatives

In the Business Combination Agreement, the Bidder and the Target expressly laid down their common understanding, that the motivated employees of TLG and WCM form the basis for the current as well as the future success of the Combined Group. However, in the course of the integration of WCM into TLG, changes in the organizational structure and processes will occur, particularly through the combination of the holding activities in the Berlin location of the Bidder (see Section 8.4).

The parties will strive for a constructive dialogue with employees and their representations in order to ensure fair and transparent conditions for the merger.

The Bidder has no further intentions regarding the employee representatives and employment terms of WCM.

8.4	Name and Registered Office; Location of Essential Company Parts

In the Business Combination Agreement, the Bidder and the Target agreed to conflate the holding activities after a successful completion of the Offer in the Bidder’s Berlin location, meaning that the Bidder will be the holding of the Combined Group with its registered office in Berlin. The exact implementation, particularly regarding its timeline, will be worked out jointly by the Bidder and the Target.

In the Business Combination Agreement, the Bidder and the Target agreed that after the successful completion of the Offer the Combined Group will have the name of “TLG IMMOBILIEN”.

8.5	Further Integration to Create the Combined Group

Depending on the size of the shareholding of the Bidder in the Target after the successful completion of the Offer as well as the economic situation and regulatory frames at the time, the Bidder might aim for the following measures:

8.5.1	Conclusion of a Domination and/or Profit Transfer Agreement

If the Bidder holds at least 75%, but less than 95%, of the then outstanding WCM Shares following a successful completion of the Offer, the Bidder intends to effect a domination and/or profit transfer agreement with the Target pursuant to Sections 291 et seq. AktG, if it is reasonable to do so in order to realize the synergies and other advantages in the best way possible. The Bidder, under certain circumstances, might even achieve the necessary majority of the Target’s shareholders’ meeting if it holds less than 75% of the then outstanding WCM Shares following a successful completion of the Offer (see Section 15.3).

In case of an effective domination agreement, the Bidder could issue binding instructions for the Target’s management board regarding the management of the Target and, thus, exercise control over the management of the Target. Vice versa, the Bidder would be obliged to compensate the annual commercial deficits of the Target if those cannot be compensated by other retained earnings, which were formed during the term of the domination agreement.

As compensation for these comprehensive management and instruction rights, the domination agreement would include a recurring obligation of the Bidder to compensate the remaining WCM Shareholders through fixed or floating cash payments. Additionally to such repayment obligations, the domination agreement would oblige the Bidder to acquire the WCM Shares of the remaining WCM Shareholders against an exit compensation in shares of the Bidder or cash payments, if requested. The Bidder assumes that it will exercise this election right by choosing to only grant an exit compensation in shares of the Bidder (and no cash payments) as settlement.

The situation at the time of the resolution by the Target’s shareholders’ meeting regarding the domination agreement would determine the number of shares of the Bidder to be granted as exit compensation to each WCM Share as settlement as well as the amount of the periodic compensation payment. The appropriateness of the number of shares of the Bidder granted as exit compensation for each WCM Share respectively the amount of the periodic compensation payments can be reviewed in a judicial appraisal proceeding. The exit compensation to be granted could correspond in value to the Offer Consideration, but could also be higher or lower in value.

8.5.2	Squeeze-Out

If, following the completion of the Offer, the Bidder reaches the respective thresholds, it intends to effect a transfer of the WCM Shares, which are still being held by the remaining WCM Shareholders, to the Bidder (so-called squeeze-out). The Bidder may also reach these thresholds at a later time through acquisitions of WCM Shares on or off a stock exchange.

The conditions for the demand of a transfer of these WCM Shares, which are held by the remaining WCM Shareholders, to the Bidder as well as further details are explained in Section 15.4. The exit compensation to be granted to the exiting WCM Shareholders could correspond in value to the Offer Consideration, but could also be higher or lower in value.

8.5.3	Delisting

After a successful completion of the Offer, the Bidder will evaluate, if it will cause the Target’s management board to resolve a Delisting (as defined in Section 15.2). In that case, the Bidder would have to launch a public offer to the remaining WCM Shareholders. The consideration to be offered to the WCM Shareholders in case of a Delisting (as defined in Section 15.2) could correspond in value to the Offer Consideration, but could also be higher or lower in value.

9.	Consideration

9.1	Admission to Trading on an Organized Market and Liquidity of the Offer Shares

The Bidder will effect the admission for trading of the Offer Shares on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) in due time before the transfer of the Offer Consideration.

The currently issued shares of the Bidder are admitted for trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as well as the sub-segment of the regulated market with additional post-admission obligations (Prime Standard). They are part of the SDAX, EPRA/NAREIT Global, EPRA/NAREIT Europe and EPRA/NAREIT Germany, as well as certain other indexes and exhibit a functioning stock exchange trade with a significant free float as well as appropriate trading activities and trading volumes. The Offer Shares will be fully interchangeable with the Bidder’s currently issued shares.

The Offer Shares of the Bidder will thus be liquid shares admitted to trading on an organized market within the meaning of Section 31 para. 2 WpÜG.

9.2	Minimum Consideration

Pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 3 sentence 1 WpÜG-AV, the Bidder is required to offer WCM Shareholders an adequate consideration for their WCM Shares. Pursuant to Section 3 sentence 2 WpÜG-AV, the consideration must at least be equal to the predetermined minimum value as set out in Sections 4 through 6 WpÜG-AV. The minimum consideration to be offered to WCM Shareholders per WCM Share must at least be equal to the higher of the two following values:

(1)	Consideration of Prior Acquisitions (Vorerwerbe). Pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 4 WpÜG-AV, the Offer Consideration must at least be equal to the highest consideration provided or agreed to by the Bidder or any persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries, for the acquisition of WCM Shares within the last six months prior to the publication of this Offer Document.

(2)	Consideration of Domestic Market Prices. Pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 5 para. 1 and 3 WpÜG-AV, the Offer Consideration must at least be equal to the weighted average domestic stock exchange price of WCM Shares during the last three months prior to the Announcement (“Three-Month Average Price”). The Bidder published the Announcement on May 10, 2017. Therefore, the period for determination of the minimum consideration commenced on February 10, 2017 and ended on May 9, 2017 (inclusive).

9.2.1	Previous Acquisitions

During the period described in Section 9.2(1), neither the Bidder nor a person acting in concert with the Bidder within the meaning of Section 2 para. 5 sentence 1 WpÜG or their subsidiaries, acquired WCM Shares and no agreements exist regarding such acquisition. Therefore, no previous acquisitions pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 4 WpÜG-AV exist, which could influence the minimum consideration for this Offer.

9.2.2	Three-Month Average Price

The minimum price described in Section 9.2(2) will be determined based on the Three-Month Average Price of WCM Shares pursuant to Section 5 para. 3 WpÜG-AV in conjunction with Section 9 WpHG, on the basis of stock exchange transactions registered pursuant to Section 9 WpHG. Every transaction is weighted according to the respective sales volume (number of WCM Shares traded multiplied by price) in relation to the total number of shares, meaning that a large transaction measured by sales volume would have a larger impact on the calculation of the Three-Month Average Price than a small transaction. The calculation is as follows: volume (sum total of the number of shares traded multiplied by the price of all relevant transactions) divided by the number of WCM Shares traded in all relevant transactions.

The calculation includes all transactions made with WCM Shares during the three months prior to the Announcement on the regulated markets of stock exchanges in Germany (domestic organized markets). Accordingly, the relevant reference day for calculating the minimum price is the day that precedes the Announcement.

On May 10, 2017, the Bidder made the Announcement. On May 17, 2017, BaFin notified the Bidder that the Three-Month Average Price on the reference date, May 9, 2017, amounted to EUR 3.03 per WCM Share. Therefore, the consideration offered to WCM Shareholders must amount to at least EUR 3.03 per WCM Share pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 5 para. 1 and 3 WpÜG-AV.

9.3	Offer Consideration

The Bidder is offering an Offer Consideration of 4 Offer Shares for every 23 WCM Shares (see Section 4.1) which equals an Offer Consideration per WCM Share of approximately 0.174 (equals 4/23 rounded) Offer Shares.

If the Offer Consideration, as it is in this case, consists of liquid shares, the value of the offered shares for the determination of the minimum consideration is determined pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Sections 7, 5 para. 1 and 3 WpÜG-AV also according to the Three-Month Average Price. According to BaFin’s notification to the Bidder dated May 17, 2017, the Three-Month Average Price of the shares of the Bidder on the reference date, May 9, 2017, amounted to EUR 18.13 per share.

The Three-Month Average Price of a share of the Bidder of EUR 18.13 multiplied with the fraction of 0.174 (equals 4/23 rounded) Offer Shares, which are being offered as Offer Consideration, amounts to approximately EUR 3.15 per share. Therefore, the value of the Offer Consideration pursuant to Section 31 para. 1, 2 and 7 WpÜG in conjunction with Sections 7, 5 para. 1 and 3 WpÜG-AV of 0.174 (equals 4/23 rounded) Offer Shares amounts to approximately EUR 3.15 per WCM Share.

The offered Offer Consideration of approximately EUR 3.15 per WCM Share includes a premium of approximately EUR 0.12 or approximately 4.06% in comparison to the Three-Month Average Price of WCM Shares of EUR 3.03 (see Section 9.2).

The Three-Month Average Price on May 9, 2017 is significant regarding the value of the Offer Consideration as the Bidder has a significant free float and the stock exchange trading was considered liquid within the three-month period.

9.4	Adequacy of the Consideration and Valuation Methods

The Bidder determined the Offer Consideration based on the historical development of the market price of the WCM Shares. The market price is a widely accepted factor for determining the adequacy of the consideration for listed shares.

WCM Shares are admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) as well as to the stock exchanges Hamburg and Stuttgart. The WCM Shares currently issued are included in the SDAX, CDAX, DIMAX and FTSE EPRA/NAREIT Developed Europe and have significant free-float and appropriate trading activities and volumes.

According to the above-determined value of EUR 3.15 per WCM Share the Offer Consideration contains a premium of approximately EUR 0.12, or approximately 4.06%, compared to the Three-Month Average Price of WCM Shares of EUR 3.03 (see Section 9.2), and is therefore appropriate within the meaning of Section 31 para. 1, 2 and 7 WpÜG in conjunction with Section 3 sentence 1 WpÜG-AV.

No valuation methods have been employed other than those shown in this Offer Document.

The Offer Consideration for each WCM Share is therefore adequate.

9.5	No Indemnities for the Loss of Certain Rights

The articles of association of the Target do not contain provisions that would call for an application of provisions of Section 33b para. 2 WpÜG. Therefore, the Bidder is not required to pay any indemnities pursuant to Section 33b para. 5 WpÜG due to the acquisition of shares in breach of contractual transfer restrictions.

10.	Regulatory Approvals and Procedures

10.1	Antitrust Proceedings

The envisaged takeover of WCM by the Bidder is neither subject to merger control clearance by the German Federal Cartel Office pursuant to Section 35 et seq. German Act against Restraints of Competition nor to merger control by the European Commission pursuant to Regulation (EC) No. 139/2004 on the control of concentrations between undertakings of January 20, 2014.

10.2	Permission to Publish the Offer Document

BaFin has reviewed this Offer Document in the German language and approved its publication on June 26, 2017.

11.	Requirements for the Closing of the Offer

11.1	Closing Conditions

This Offer and the agreements entered into with WCM Shareholders as a result of accepting the Offer will only be consummated if the following requirements (the “Closing Conditions”) have been fulfilled or effectively waived by the Bidder before the default of the respective Closing Condition (each a condition subsequent (auflösende Bedingung)).

11.1.1	Registration of the Offer Capital Increase I

The implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) will be registered with the commercial register of the local court (Amtsgericht) of Charlottenburg in the amount necessary for the settlement of the Offer no later than six months after the expiration of the Acceptance Period (including possible extensions according to Section 21 para. 5 WpÜG and/or Section 22 para. 2 WpÜG).

In case of (i) an amendment of the Offer within the two weeks prior to the expiration of the Acceptance Period, (ii) the launch of a competing offer on the last day of such extended Acceptance Period and (iii) an amendment of such competing offer within the two weeks prior to the expiration of the acceptance period for the competing offer, the Offer Capital Increase I (as defined in Section 13.2.1(1)) has to be registered by June 12, 2018 at 24:00 hours (midnight) (CET) at the latest.

11.1.2	Minimum Acceptance Rate

At the time of the expiration of the Acceptance Period, the sum of the

(1)	Tendered Shares (as defined in Section 12.2(2)), including those Tendered Shares (as defined in Section 12.2(2)), for which the Declaration of Acceptance (as defined in Section 12.2(1)) was declared within the Acceptance Period, but the transfer of the respective WCM Shares to ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream only becomes effective after the expiration of the Acceptance Period, as long as no withdrawal in accordance with Section 16 was effectively declared with respect to those Tendered Shares,

(2)	WCM Shares directly held by the Bidder, a company of TLG or a person acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries,

(3)	WCM Shares which are attributable to the Bidder or a company of TLG pursuant to Section 30 WpÜG, and

(4)	WCM Shares for which the Bidder, a company of TLG or a person acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG or their subsidiaries concluded agreements outside of this Offer, which grant the right to demand the transfer of ownership of these WCM Shares,

(whereas WCM Shares that fall under the scope of several of the aforementioned Sections 11.1.2(1) to 11.1.2(4) may only be counted once) equals at least 68,841,277 WCM Shares (the “Minimum Acceptance Rate”).

The Minimum Acceptance Rate corresponds to a rate of 50.0% plus one WCM Share of the expected 137,682,552 WCM Shares outstanding at the expiration of the Acceptance Period (sum of the currently outstanding 134,027,552 WCM Shares, the up to 2,900,000 further WCM Shares from stock options under the Stock Option Program 2015 (see Section 7.1.4) which can be converted into WCM Shares in the course of the Offer as well as up to 755,000 further WCM Shares from the Stock Option Program 2016 (see Section 7.1.4)).

11.1.3	No Material Increase of the Share Capital

Between the publication of this Offer Document and the expiration of the Acceptance Period

(1)	no increase of the share capital of the Target has been effected, and

(2)	no conversion, option or other rights were issued,

if these measures lead or entitle to the issuance of more than 3,000,000 new WCM Shares in total (“Material Capital Increase”).

When determining whether a Material Capital Increase occurred, the up to 3,655,000 new WCM Shares from the Stock Option Program 2015 and the Stock Option Program 2016 (see Section 7.1.4) are not to be included in the calculation.

11.1.4	No Sale of Treasury Shares, Dividends, Other Capital Measures, Measures Under the Transformation Act or Amendments of the Articles of Association

Between the publication of this Offer Document and the expiration of the Acceptance Period:

(1)	the Target did not sell any treasury WCM Shares;

(2)	the Target did not distribute a cash or non-cash dividend of more than EUR 0.10 per WCM Share in total for the fiscal year ended December 31, 2016;

(3)	the Target did not resolve or effect a capital increase by incorporating reserves or a capital decrease;

(4)	no measure under the German Transformation Act (Umwandlungsgesetz) has been resolved or effected by the Target, and

(5)	the Target’s articles of association have not been amended and no amendment of the articles of association has been resolved, unless the amendment in question has been made (i) to change the Target’s registered office to Berlin, Germany, or, (ii) in order to issue WCM Shares, which are not to be included in the determination of a Material Capital Increase according to Section 11.1.3.

The Closing Conditions in Section 11.1.4(1) to 11.1.4(5) each represent independent Closing Conditions.

11.1.5	No Material Adverse Change

Between the publication of this Offer Document and the expiration of the Acceptance Period

(1)	the Target has neither published inside information pursuant to Article 17 MAR nor

(2)	have circumstances occurred that would have had to be published by the Target pursuant to Article 17 MAR or where the Target decided to delay the publication pursuant to Article 17 MAR,

which, considered individually or in aggregate,

(1)	have led to a decrease of the FFO I forecast of WCM (as defined in the combined management report for the Target’s annual and consolidated financial statements as of and for the fiscal year ended December 31, 2016) of currently EUR 23.0 million to EUR 24.0 million as of and for the fiscal year ended December 31, 2017 to less than EUR 20.0 million (as the lower limit of a range or as sole forecast amount), or which

(2)	according to an expert opinion of an independent expert of the ValueTrust Financial Advisors SE, Munich, Germany (the “Independent Expert”) are expected to result in such decrease,

if – in the opinion of the Independent Expert – it is to be expected that such actual decrease, or decrease expected in the opinion of the Independent Expert, of the FFO I forecast of WCM as of and for the fiscal year ending December 31, 2017, will also effect the FFO I forecast of WCM as of and for the fiscal year ending December 31, 2018 by a decrease of more than EUR 3.0 million (“Material Adverse Change”).

Whether a Material Adverse Change has occurred during the Acceptance Period will be determined exclusively by an expert opinion of the Independent Expert as set forth in greater detail in Section 11.2. If (i) the Independent Expert confirms that a Material Adverse Change has occurred during the Acceptance Period, (ii) this expert opinion of the Independent Expert has been received by the Bidder by the end of the Acceptance Period and (iii) the Bidder has published the receipt and result of this expert opinion of the Independent Expert no later than on the required date of publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, the Closing Condition set out in this Section 11.1.5 shall be deemed not fulfilled. In all other cases, the Closing Condition set out in this Section 11.1.5 shall be deemed fulfilled.

11.1.6	No Material Tax Loss

Between the publication of this Offer Document and the expiration of the Acceptance Period

(1)	the Target has neither published inside information pursuant to Article 17 MAR nor

(2)	otherwise published information to the capital market, particularly through a press release or by uploading it to the Target’s website, nor

(3)	have circumstances occurred that would have had to be published by the Target pursuant to Article 17 MAR or where the Target decided to delay the publication pursuant to Article 17 MAR,

which provide that through the acceptance or completion of the Offer, the remaining tax loss carry-forwards of the Target are expected to fall more than 15% below the amount of EUR 180.0 million for corporate tax purposes (Körperschaftsteuer) and/or that through the acceptance or the completion of the Offer real estate transfer tax (Grunderwerbsteuer) in the expected amount of more than EUR 0.5 million will be triggered for WCM (each a “Material Tax Loss”).

The non-existence of a Material Tax Loss (i) regarding the Target’s tax loss carry-forwards as well as (ii) triggered real estate transfer tax (Grunderwerbsteuer) at the expense of WCM each constitute independent Closing Conditions.

Whether a Material Tax Loss has occurred during the Acceptance Period will be determined exclusively by an expert opinion of the Independent Expert as set forth in greater detail in Section 11.2. If (i) the Independent Expert confirms that a Material Tax Loss has occurred during the Acceptance Period, (ii) this expert opinion of the Independent Expert has been received by the Bidder by the end of the Acceptance Period and (iii) the Bidder has published the receipt and result of this expert opinion of the Independent Expert no later than on the required date of publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, the Closing Condition set out in this Section 11.1.6 shall be deemed not fulfilled. In all other cases, the Closing Condition set out in this Section 11.1.6 shall be deemed fulfilled.

11.2	Independent Expert

The occurrence of a Material Adverse Change or a Material Tax Loss will be determined by the Independent Expert, which will deliver, after careful consideration pursuant to the standards of a diligent professional in the area of accounting and tax advice, an opinion in which the Independent Expert determines whether a Material Adverse Change or a Material Tax Loss has occurred.

The Independent Expert shall act only upon request of the Bidder. The Bidder shall publish without undue delay and with reference to this Offer the commencement of the procedure to determine whether a Material Adverse Change (see Section 11.1.5) or a Material Tax Loss (see Section 11.1.6) have occurred during the Acceptance Period in the German Federal Gazette (Bundesanzeiger) and on the Internet at http://www.tlg.de/ under Investor Relations.

If the Bidder receives an expert opinion of the Independent Expert by the end of the Acceptance Period, stating that during the Acceptance Period, a Material Adverse Change (see Section 11.1.5) and/or a Material Tax Loss (see Section 11.1.6) occurred, the Bidder is required to publish the fact that it has received such expert opinion and the result of this expert opinion without undue delay in the German Federal Gazette (Bundesanzeiger) and on the Internet at http://www.tlg.de/ under Investor Relations, but in any case no later than the date of the publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG and with reference to this Offer. The expert opinion of the Independent Expert will be final and binding upon the Bidder and the WCM Shareholders. The fees and expenses of the Independent Expert shall be borne by the Bidder.

The Target has undertaken in the Business Combination Agreement to fully support the Independent Expert in his work to carry out the expert opinion and to provide the Independent Expert, as far as requested, with information about WCM.

11.3	Waiver of Closing Conditions and Decrease of the Minimum Acceptance Rate

The Bidder reserves the right, up and until one working day (Werktag) prior to the expiration of the Acceptance Period, to waive one, several or all of the Closing Conditions and/or to decrease the Minimum Acceptance Rate in advance. Closing Conditions effectively waived by the Bidder will be presumed to have been fulfilled for the purposes of this Offer. For purposes of Section 21 para. 1 WpÜG, the publication of the amendment of the Offer pursuant to Section 21 para. 2 WpÜG in conjunction with Section 14 para. 3 WpÜG shall be authoritative. In case of a waiver of one, several or all of the Closing Conditions or, in case of a decrease of the Minimum Acceptance Rate, within the last two weeks before the expiration of the Acceptance Period, the Acceptance Period will be extended by two weeks pursuant to Section 21 para. 5 WpÜG (i.e., until September 19, 2017, 24:00 hours (midnight) (CET)).

11.4	Non-Fulfillment of Closing Conditions

If the Closing Condition in Section 11.1.1 has not been fulfilled within six months after the expiration of the Acceptance Period (including possible extensions pursuant to Section 21 para. 5 WpÜG and/or Section 22 para. 2 WpÜG, as explained in greater detail in Section 11.1.1), or if the Closing Conditions in Sections 11.1.2 to 11.1.6 have not been fulfilled by the end of the Acceptance Period, or if the Bidder has not effectively waived the respective Closing Conditions by the end of one working day (Werktag) before the expiration of the Acceptance Period and before the default of the respective Closing Conditions pursuant to Section 21 para. 1 sentence 1 no. 4 WpÜG, the Offer will lapse.

In this case, the agreements concluded as a result of accepting the Offer will not be completed and will cease to exist (each a condition subsequent (auflösende Bedingung)). Tendered Shares (as defined in Section 12.2(2)) will be reassigned to the respective Custodian Bank where necessary and re-transferred by it. Accordingly, the respective Custodian Bank will have to arrange for the Tendered Shares (as defined in Section 12.2(2)) to be re-transferred into ISIN DE000A1X3X33 or DE000A2E4K27, respectively, without undue delay, and in any case no later than five Business Days after the lapse of the Offer has been published. The rescission (Rückabwicklung) will be free of fees and expenses of the Custodian Banks in accordance with Section 12.8.

11.5	Publication

Without undue delay, the Bidder will publish both on the Internet at http://www.tlg.de/ under Investor Relations and in the German Federal Gazette (Bundesanzeiger), if

(1)	a Closing Condition has been fulfilled; or

(2)	a Closing Condition has been waived by the Bidder; or

(3)	all Closing Conditions have been fulfilled, unless such Closing Conditions have previously been waived by the Bidder; or

(4)	the Offer will not be completed.

12.	Acceptance and Settlement of the Offer

12.1	Settlement Agent and Exchange Trustee

The Bidder has mandated UBS Europe SE, Opernturm, Bockenheimer Landstraße 2-4, 60306 Frankfurt am Main, Germany (inquiries by facsimile at +49 69 21798896), as Settlement Agent and Exchange Trustee for the technical implementation of this Offer.

The Settlement Agent and Exchange Trustee has been tasked by the Bidder regarding the settlement of the Capital Increases (as defined in Section 13.2.1(2)) as well as the reception and transfer of the Offer Consideration per Tendered Share (as defined in Section 12.2(2)).

12.2	Acceptance of the Offer within the Acceptance Period

WCM Shareholders who wish to accept the Offer should address any questions regarding the acceptance of the Offer and its technical settlement to their respective Custodian Bank or a securities service company where their WCM Shares are being held. These institutions have been informed separately about the procedures for the acceptance and settlement of the Offer, and they will inform any WCM Shareholders who keep WCM Shares in their account about the Offer and the steps required for the Acceptance of the Offer.

WCM Shareholders may only accept the Offer if, within the Acceptance Period, they:

(1)	declare their acceptance of the Offer to their respective Custodian Bank in the form required for declarations to the respective Custodian Bank (the “Declaration of Acceptance”); and

(2)	instruct their respective Custodian Bank to effect the transfer of the WCM Shares held in their custody account, for which they wish to accept the Offer (together with the WCM Shares tendered during the Additional Acceptance Period, the “Tendered Shares”), into ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream.

The Declaration of Acceptance will only be effective if the Tendered Shares tendered during the Acceptance Period were transferred into ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream no later than 18:00 hours (CET) on the second Business Day following the expiration of the Acceptance Period. The transfers are to be arranged by the respective Custodian Bank after receipt of the Declaration of Acceptance.

Receipt of the Declaration of Acceptance by the respective Custodian Bank is essential for compliance with the Acceptance Period. Declarations of Acceptance that are not received by the respective Custodian Bank within the Acceptance Period or that have been erroneously or incompletely filled out will not be regarded as an acceptance of the Offer and do not entitle the respective WCM Shareholder to receive the Offer Consideration. Neither the Bidder nor any persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries or the Settlement Agent or Exchange Trustee, are required to notify the respective WCM Shareholder of any defects or errors in the Declaration of Acceptance, and they assume no responsibility in the event that such notification remains undone.

12.3	Further Declarations in Connection with the Acceptance of the Offer

By making the Declaration of Acceptance:

(1)	the respective WCM Shareholders accept the Offer, as set out in this Offer Document, for all WCM Shares held in their custody account at the respective Custodian Bank at the time of the Declaration of Acceptance, unless a different number is explicitly stated in the Declaration of Acceptance;

(2)	the respective WCM Shareholders instruct and authorize their respective Custodian Bank to transfer the WCM Shares specified in the Declaration of Acceptance into ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream, but to initially leave such WCM Shares in their own custody account;

(3)	the respective WCM Shareholders instruct and authorize their respective Custodian Banks to instruct and authorize Clearstream to transfer the Tendered Shares left in the account of the respective Custodian Bank with the ISIN DE000A2E4LW1 (WKN A2E4LW) immediately before the registration of the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) to the account of the Exchange Trustee at Clearstream for the purpose of transferring ownership of the Tendered Shares to the Exchange Trustee;

(4)	the respective WCM Shareholders – subject to the condition precedent of the fulfilment of the Closing Conditions, to the extent the Bidder has not waived one or more of the Closing Conditions pursuant to Section 11.3 – transfer the ownership of the Tendered Shares, including all rights attached to the Tendered Shares at the time of the settlement of the Offer, to the Exchange Trustee providing that these Tendered Shares are to be held in trust and to be transferred against provision of the Offer Consideration per Tendered Share;

(5)	the respective WCM Shareholders agree, that from the time the Tendered Shares are, subject to the condition precedent, transferred to the Exchange Trustee and the following transfer into the account of the Exchange Trustee at Clearstream, a disposal of the Tendered Shares will no longer be possible and a disposal of the Offer Shares they are entitled to as Offer Consideration will not yet be possible; during this time, there is only a claim for delivery of a number of Offer Shares corresponding to the Offer Consideration per Tendered Share according to the provisions of this Offer Document;

(6)	the respective WCM Shareholders instruct and authorize the Exchange Trustee to contribute the Tendered Shares as a contribution in kind against 4 Offer Shares per 23 Tendered Shares and to accept the Offer Consideration in their function as Settlement Agent; the Settlement Agent will transfer the Offer Consideration through Clearstream to the Custodian Banks and the respective Custodian Bank will credit the Offer Shares, which (subject to the terms and conditions regarding Fractional Shares in this Section 12.3) correspond to the respective Tendered Shares, to the account of the respective former WCM Shareholder at the respective Custodian Bank;

(7)	the respective WCM Shareholders instruct and authorize their respective Custodian Banks to pool and sell their Fractional Shares (together with other Fractional Shares in the form of whole Offer Shares), and/or, as the case may be, to transfer them to the account of the Settlement Agent at Clearstream in order to dispose of these share fractions or, to instruct and authorize Clearstream accordingly;

(8)	the respective WCM Shareholders instruct and authorize the Settlement Agent to sell their Fractional Shares (together with other Fractional Shares in the form of whole Offer Shares), which were transferred by their respective Custodian Bank to the account of the Settlement Agent at Clearstream;

(9)	the respective WCM Shareholders agree and accept that the proceeds credited for any of their Fractional Shares will be determined based on the average proceeds per Offer Share, which the respective Custodian Bank and/or Settlement Agent realized by monetizing (whole Offer Shares representing) such Fractional Shares on behalf of the respective WCM Shareholders;

(10)	the respective WCM Shareholders instruct and authorize their respective Custodian Bank to credit the proceeds from a sale of such Fractional Shares to the account they have set forth in the Declaration of Acceptance;

(11)	the respective WCM Shareholders instruct and authorize their respective Custodian Bank, the Settlement Agent and the Exchange Trustee, under exemption from the prohibition against self-dealing according to Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to take all expedient or necessary actions for settling this Offer and to issue and receive declarations, particularly to effect the transfer of ownership of the Tendered Share to the Exchange Trustee;

(12)	the respective WCM Shareholders instruct and authorize their respective Custodian Banks to instruct and authorize Clearstream, to provide, directly or through the respective Custodian Bank, the Settlement Agent and Exchange Trustee, on each Business Day, with all necessary information for announcements regarding the acquisition of Tendered Shares (see Section 18), particularly the number of Tendered Shares in the account of the respective Custodian Bank in ISIN DE000A2E4LW1 (WKN A2E4LW) transferred to Clearstream;

(13)	the respective WCM Shareholders declare that the Tendered Shares are in their sole ownership, are not subject to any restrictions on disposal and are free from rights and claims of third parties at the time of the transfer of the ownership; and

(14)	the respective WCM Shareholders instruct and authorize their respective Custodian Banks to transfer the Declaration of Acceptance and, in the event of a withdrawal (see Section 16), the declaration of withdrawal to the Settlement Agent.

The declarations, instructions, orders and authorizations listed in the paragraph above are granted irrevocably in the interest of a smooth and quick settlement of this Offer. They will expire only in the event of an effective withdrawal from the agreements entered into by the acceptance of this Offer or in case of a default of a Closing Condition.

12.4	Settlement of the Offer

The Tendered Shares that will be transferred conditionally to the Exchange Trustee pursuant to Section 12.3 will initially remain in the custody accounts of the respective WCM Shareholders and will be transferred into ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream.

The Settlement Agent and Exchange Trustee will arrange for all Offer Shares created through the Offer Capital Increase I (as defined in Section 13.2.1(1)) to be transferred to the custody accounts of the WCM Shareholders accepting the Offer (or, in the event of a resale of the Tendered Shares, to the respective purchaser of the Tendered Shares). For 23 WCM Shares, a total of 4 Offer Shares will be granted as Offer Consideration to the former WCM Shareholders who have accepted this Offer.

As is the case for the existing shares of the Bidder, the new Offer Shares are expected to be admitted to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). The Offer Shares will only be transferred to the custody accounts held by the Custodian Banks at Clearstream following this admission.

The Offer Shares will be transferred to the custody accounts held by the Custodian Banks at Clearstream following expiration of the Additional Acceptance Period, but no earlier than after the registration of the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) and the admission of the Offer Shares to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). This constitutes an offer by the Exchange Trustee to transfer the ownership of the Offer Shares in a way that does not require receipt of the declaration of acceptance of the former WCM Shareholders who have tendered the respective Tendered Shares, by the Exchange Trustee.

If Fractional Shares are created due to the exchange ratio of the Offer Consideration, no shareholder rights can be exercised based on those, requiring a consolidation to full legal rights (so-called fractional adjustment) (Teilrechteverwertung). Fractional Shares will only be paid for in cash. In this regard, the Settlement Agent will, together with the respective Custodian Banks, sell the Fractional Shares allocated to the Offer Shares, by combining them to whole Offer Shares, after the expiration of a yet-to-be-determined date on the stock exchange. The proceeds will then be paid to the respective WCM Shareholders, which tendered the respective Tendered Shares, in accordance with the relevant Fractional Shares. The Bidder, the Settlement Agent and the Custodian Banks do not guarantee that a fractional adjustment will result in a certain price.

The Bidder has fulfilled its obligation regarding the delivery of the Offer Consideration, if the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) is registered with the commercial register of the local court (Amtsgericht) of Charlottenburg, the Offer Shares were admitted to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), the Offer Shares were transferred to the accounts at Clearstream held by the Custodian Banks and possible payments regarding fractional adjustments were made. It is the obligation of the Custodian Banks to credit the Offer Consideration per Tendered Share as well as possible proceeds from fractional adjustments to the former WCM Shareholders.

The Custodian Banks will transfer all of the Fractional Shares (in the form of whole Offer Shares) to the account of the Settlement Agent at Clearstream. The Settlement Agent will, together with the respective Custodian Banks, sell those Fractional Shares for the benefit of the respective WCM Shareholders. The proceeds resulting from such sales are to be credited to the accounts of the respective WCM Shareholders the latest within ten Business Days after the Offer Shares have been credited in the accounts of the former WCM Shareholders.

Assuming the Announcement of Results (as defined in Section 18(1)) occurs on October 4, 2017, all Closing Conditions (except the Closing Condition pursuant to Section 11.1.1 regarding the registration of the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) are fulfilled at that time or effectively waived by the Bidder prior to the default of the respective Closing Condition by the end of one working day (Werktag) prior to the expiration of the Acceptance Period, then the crediting of the Offer Shares will be carried out by October 11, 2017 at the latest, and a crediting of the proceeds from the fractional adjustment will be carried out by October 25, 2017 at the latest at the respective Custodian Banks.

If the Offer Capital Increase I (as defined in Section 13.2.1(1)) cannot be implemented to the extent necessary immediately after the Announcement of Results (as defined in Section 18(1)), i.e. because legal actions have been brought against it, the settlement of the Offer, the crediting of the Offer Shares and the crediting of the proceeds from the fractional adjustment will be delayed. In this case, the settlement of the Offer and the crediting of the Offer Shares will occur without undue delay, but no later than eleven Business Days after the elimination of the reason that obstructed the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)).

No later than six months after the expiration of the Acceptance Period, including possible extensions to it, it will be determined whether and how the Offer will be settled, as until that date the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)) will have to be registered with the commercial register of the local court (Amtsgericht) of Charlottenburg in the amount necessary for the settlement of the Offer. In case of (i) an amendment of the Offer within the two weeks prior to the expiration of the Acceptance Period, (ii) the launch of a competing offer on the last day of such extended Acceptance Period, and (iii) an amendment of such competing offer within the two weeks prior to the expiration of the acceptance period for the competing offer, the registration of the Offer Capital Increase I (as defined in Section 13.2.1(1)) has to be registered by June 12, 2018 at 24:00 hours (midnight) (CET) at the latest.

12.5	Legal Consequences of the Acceptance

With the acceptance of the Offer, a binding agreement regarding the contribution of the Tendered Shares in accordance with, and subject to, the provisions of this Offer Document will be entered into between each of the accepting WCM Shareholders and the Bidder. These agreements and their interpretation are solely subject to German law. The Offer Consideration for every 23 Tendered Shares consists of 4 Offer Shares.

Moreover, the WCM Shareholders accepting the offer irrevocably issue the instructions, orders and authorizations and make the declarations set forth in Section 12.3.

The in rem completion of the Offer will only take place following the expiration of the Additional Acceptance Period and the fulfillment of the Closing Conditions, by providing the Offer Consideration for all Tendered Shares against transfer of all Tendered Shares. With the transfer of ownership of the Tendered Shares to the Bidder, all claims and other rights associated with the Tendered Shares will be transferred to the Bidder.

12.6	Acceptance of the Offer During the Additional Acceptance Period

WCM Shareholders who wish to accept the Offer during the Additional Acceptance Period should address any questions regarding the technical execution of the Offer to their respective Custodian Bank or any other securities service company where their WCM Shares are being held. These institutions have been informed separately about the procedures for acceptance and settlement of the Offer, and they will inform any WCM Shareholder keeping WCM Shares in their custody account about the Offer and the steps required for its acceptance.

The statements in Sections 12.2 through 12.5 shall apply mutatis mutandis to the acceptance during the Additional Acceptance Period. Accordingly, WCM Shareholders who have not accepted the Offer for some or all of their WCM Shares during the Acceptance Period can accept the Offer for such WCM Shares during the Additional Acceptance Period by filing a Declaration of Acceptance as set forth in Section 12.2 and this Section 12.6.

Such Declaration of Acceptance likewise only becomes effective by transfer of the WCM Shares, for which the acceptance was declared, into ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream on time. The transfer will be arranged by the respective Custodian Bank upon receipt of the Declaration of Acceptance.

The transfer of WCM Shares at Clearstream shall be deemed effected on time if the transfer is effected prior to 18:00 hours (CET) on the second Business Day following the expiration of the Additional Acceptance Period. The WCM Shares tendered into the Offer for exchange during the Additional Acceptance Period which were transferred into ISIN DE000A2E4LW1 (WKN A2E4LW) on time are likewise designated as Tendered Shares.

12.7	Trading with Tendered Shares

The Tendered Shares are expected to be admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) under ISIN DE000A2E4LW1 (WKN A2E4LW) on the third Business Day following the commencement of the Acceptance Period.

It is expected that trading of the Tendered Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) will cease after the end of the regular stock exchange trading hours one trading day before the filing date for the registration of the implementation of the Offer Capital Increase I (as defined in Section 13.2.1(1)).

The Bidder will publish the date on which trading of the Tendered Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) ceases without undue delay via an electronically operated information dissemination system within the meaning of Section 10 para. 3 sentence 1 no. 2 WpÜG or in the German Federal Gazette (Bundesanzeiger).

Any person acquiring Tendered Shares will assume all rights and obligations arising from the acceptance of the Offer, including the irrevocable declarations, instructions, orders and authorizations set out in Section 12.3.

WCM Shares not tendered for exchange will continue to be traded under ISIN DE000A1X3X33 (WKN A1X3X3) and ISIN DE000A2E4K27 (WKN A2E4K2), as applicable.

12.8	Rescission upon Non-Satisfaction of a Closing Condition

The Offer will only be implemented and the Bidder will only be required to acquire the Tendered Shares and to provide the Offer Consideration for those shares if all Closing Conditions have been fulfilled or effectively waived. The Offer expires if one or several Closing Conditions lapse and the Bidder has not effectively waived the satisfaction of the respective Closing Condition within the time period set forth in Section 11.3 (whereby the Minimum Acceptance Rate can be decreased). The agreements entered into by accepting the Offer will not be executed and will become void if the Offer expires (each a condition subsequent (auflösende Bedingung)). Transfer of ownership of the Tendered Shares to the Bidder will not occur and the Tendered Shares will be re-transferred to the respective Custodian Bank, if necessary. In this case the Tendered Shares will be re-transferred into ISIN DE000A1X3X33 (WKN A1X3X3) and ISIN DE000A2E4K27 (WKN A2E4K2), as applicable.

Arrangements will be made to ensure that the re-transfer takes place without undue delay, but in any event no later than within five (5) Business Days after it has been announced in accordance with Section 11.5 that the Offer will not be completed. Following the re-transfer, the Tendered Shares may again be traded under their original ISIN DE000A1X3X33 (WKN A1X3X3) and ISIN DE000A2E4K27 (WKN A2E4K2), as applicable. The re-transfer is free of charge for WCM Shareholders. However, any foreign taxes and/or fees and expenses charged by foreign Custodian Banks that do not have a mutual custody account at Clearstream must be borne by the respective WCM Shareholder.

12.9	Right of Withdrawal of WCM Shareholders Who Accepted the Offer

WCM Shareholders who have accepted the Offer may only withdraw from the acceptance of the Offer under the conditions set forth in Section 16.1. For information on the exercise and the legal consequences of the withdrawal right, see Section 16.2.

12.10	Costs for WCM Shareholders Who Accept the Offer

Acceptance of the Offer is free of fees and expenses for WCM Shareholders who hold their WCM Shares at a domestic Custodian Bank (except for costs for transmitting the Declaration of Acceptance to the respective Custodian Bank). To this end, the Bidder will pay the Custodian Banks a market standard commission, of which the Custodian Banks will be informed separately.

Any additional costs and expenses imposed by Custodian Banks or foreign securities service companies, as well as any expenses incurred outside Germany, will, however, have to be borne by the respective WCM Shareholders.

For a description of the distribution of costs in the event a re-transfer is required due to a default or non-satisfaction of a Closing Condition, see Section 12.8.

13.	Securing of the Offer Consideration

13.1	Financing Requirements

As of the date of the publication of this Offer Document, the Target has issued 134,027,552 WCM Shares.

The Bidder expects an additional up to 2,900,000 WCM Shares to be issued under the Stock Option Program 2015 (see Section 7.1.4) and an additional up to 755,000 WCM Shares to be issued under the Stock Option Program 2016 (see Section 7.1.4) of the Target prior to the expiration of the Additional Acceptance Period.

Consequently, a maximum of up to 137,682,552 WCM Shares would be outstanding at the end of the Additional Acceptance Period (sum of the 134,027,552 WCM Shares currently outstanding, the additional up to 2,900,000 stock options under the Stock Option Program 2015 convertible to WCM Shares in the context of the Offer and the additional up to 755,000 WCM Shares under the Stock Option Program 2016).

Should the Offer be accepted for all 137,682,552 WCM Shares expected to be outstanding at the end of the Additional Acceptance Period, the Bidder would have to deliver 23,944,792 Offer Shares in total (the “Supply Obligation”) in order to be able to provide the Offer Consideration for each WCM Share to the accepting WCM Shareholders (based on an exchange ratio of 4 Offer Shares for every 23 WCM Shares).

In addition, the Bidder will incur costs for the preparation and implementation of this Offer, which will not exceed an amount of approximately EUR 10.0 million in total (the “Transaction Costs”).

13.2	Financing Measures

The Bidder will ensure the fulfilment of the Supply Obligation through capital increases from the Authorized Capital 2014/II (see Section 13.2.1) and the payment of the Transaction Costs by using existing financial resources of the Bidder (see Section 13.2.2).

13.2.1	Financing of the Supply Obligation

The Bidder can create up to 24,521,163 Offer Shares through the capital increase against contributions in kind from the Authorized Capital 2014/II. This amount clearly exceeds the Supply Obligation.

(1)	Offer Capital Increase I

The Bidder will create the Offer Shares required for the completion of the Offer, subject to the capital increase described in Section 13.2.1(2), by way of a capital increase against contributions in kind in the amount of up to EUR 24,521,163.00 from the Authorized Capital 2014/II under exclusion of the statutory subscription rights of the Bidder’s shareholders (the “Offer Capital Increase I”).

By resolution dated May 10, 2017, the Bidder’s management board, with the approval of the supervisory board of the same date, resolved to implement a capital increase under exclusion of subscription rights from the Authorized Capital 2014/II in a maximum amount of up to EUR 24,521,163.00 through the issuance of up to 24,521,163 bearer shares with no par-value (Stückaktien), each with a notional value of EUR 1.00 of the Bidder’s share capital. The Offer Shares from the Offer Capital Increase I will be issued with entitlement to dividend rights for the fiscal year 2017.

The Offer Capital Increase I will be made against contributions in kind in the form of Tendered Shares. Only the Exchange Trustee engaged with the settlement of the Offer is authorized to subscribe for the Offer Shares for the WCM Shareholders. The subscription rights of the Bidder’s shareholders are excluded.

WCM Shareholders who have accepted the Offer will conditionally transfer their Tendered Shares to the Exchange Trustee. The Exchange Trustee will then contribute the Tendered Shares held as trustee to the Bidder as contribution in kind and subscribe for the Offer Shares created through the Offer Capital Increase I. Following registration of the implementation of the Offer Capital Increase I, the Exchange Trustee will transfer the newly created Offer Shares in its capacity as Settlement Agent to the WCM Shareholders who have accepted the Offer at the applicable exchange rate.

Fractional Shares, i.e. WCM Shares that do not allow the respective WCM Shareholders to subscribe for one full Offer Share based on the exchange ratio, will be disposed by the Settlement Agent, together with the respective Custodian Banks. The proceeds from the fractional adjustment (Teilrechteverwertung) will be credited to the respective WCM Shareholders on a pro-rata basis (see Section 12.4).

The maximum amount of the Offer Capital Increase I is EUR 24,521,163.00, i.e. 24,521,163 Offer Shares, and is calculated in such a way that in accordance with the Offer Consideration and based on the up to 137,682,552 WCM Shares expected to be outstanding at the end of the Additional Acceptance Period, a sufficient number of Offer Shares can be issued for all WCM Shares outstanding at the end of the Additional Acceptance Period and transferred to the WCM Shareholders accepting the Offer.

(2)	Offer Capital Increase II

In the event that WCM Shareholders are granted a Tender Right (as defined in Section 15.5) after the end of the Additional Acceptance Period pursuant to Section 39c WpÜG (see Section 15.5), on May 10, 2017 the Bidder’s management board, with the approval of the supervisory board of the same date, resolved on an additional capital increase against contributions in kind in an amount of up to EUR 24,521,163.00 from the Authorized Capital 2014/II under exclusion of the statutory subscription rights of the Bidder’s shareholders through the issuance of bearer shares with no par-value (Stückaktien), each with a notional value of EUR 1.00 of the Bidder’s share capital (the “Offer Capital Increase II” and together with the Offer Capital Increase I the “Offer Capital Increases”).

The Offer Capital Increase II will only be implemented for Offer Shares not already issued from the Authorized Capital 2014/II in connection with Offer Capital Increase I. The total amount of Offer Shares that may be issued under the Offer Capital Increases is limited to a maximum of 24,521,163 Offer Shares. The Offer Shares from the Offer Capital Increase II will be issued with dividend rights for the fiscal year 2017.

The Offer Capital Increase II will be made against contributions in kind in the form of the WCM Shares validly tendered under the Tender Right (as defined in Section 15.5). Only the Exchange Trustee is authorized to subscribe for the Offer Shares issued by way of the Offer Capital Increase II for the WCM Shareholders. The subscription rights of the Bidder’s shareholders is excluded.

Fractional Shares, i.e. WCM Shares that do not allow the respective WCM Shareholders to subscribe for one full Offer Share based on the exchange ratio, will be disposed by the Settlement Agent. The proceeds from the fractional adjustment (Teilrechteverwertung) will be credited to the respective WCM Shareholders on a pro-rata basis (see Section 12.4).

The maximum amount of the Offer Capital Increase II is EUR 24,521,163.00, i.e. 24,521,163 Offer Shares, and is calculated in such a way that in accordance with the Offer Consideration and based on the up to 137,682,552 WCM Shares expected to be outstanding at the end of the Additional Acceptance Period, a sufficient number of Offer Shares can be issued for all WCM Shares validly tendered under the Tender Right (as defined in Section 15.5), minus the number of Tendered Shares tendered prior to the expiration of the Additional Acceptance Period, and transferred to the WCM Shareholders exercising the Tender Right (as defined in Section 15.5).

13.2.2	Financing of the Transaction Costs

Before the publication of this Offer Document, the Bidder has taken the necessary measures to ensure that it will have the funds required to completely satisfy the Offer available in due time.

As of June 25, 2017, TLG has at its disposal approximately EUR 166.8 million in cash (including unused lines of credit), which is available to the Bidder for the payment of the Transaction Costs.

The Bidder has thus guaranteed that a cash amount clearly exceeding the Transaction Costs will be available.

14.	Expected Effects of the Successful Completion of the Offer on the Assets, Financial and Earnings Position of the Bidder

The following explanatory financial information (“Explanatory Financial Information”) describes the expected effects on the assets, financial and earnings position of the Bidder resulting from a successful completion of the Offer.

For the expected effects on the assets, financial and earnings position of TLG resulting from a successful completion of the Offer please refer to section “11 Pro Forma Consolidated Financial Information of TLG IMMOBILIEN AG as of and for the Year Ended December 31, 2016 and the Three Months Ended March 31, 2019” of Annex 3 to this Offer Document.

14.1	Methodical Approach

Based on the Bidder’s unaudited balance sheet as of March 31, 2017 and the Bidder’s unaudited profit and loss statement for the three-month period ended March 31, 2017, prepared in accordance with the German Commercial Code (Handelsgesetzbuch), the Explanatory Financial Information describes:

(1)	the expected effects that a successful completion of the Offer by March 31, 2017 would have had on the Bidder’s unaudited balance sheet as of March 31, 2017, prepared in accordance with the German Commercial Code (Handelsgesetzbuch), and

(2)	the expected effects that a successful completion of the Offer by January 1, 2017 would have had on the Bidder’s unaudited profit and loss statement for the three-month period ended March 31, 2017, prepared in accordance with the German Commercial Code (Handelsgesetzbuch).

The Explanatory Financial Information presents information within the meaning of Section 11 para. 2 sentence 3 no. 1 clause 2 WpÜG and is not pro-forma financial information. It was not prepared in accordance with, and significantly differs from, the IDW Accounting Guidelines for the Preparation of Pro-Forma Financial Data (IDW RH HFA 1.004). The Explanatory Financial Information includes a simplified representation and has not been audited.

The Explanatory Financial Information is based on assumptions that may or may not prove to be correct and, by nature, only describes a situation that may or may not occur. Consequently, it does not reflect the actual assets, financial and earnings position of the Bidder.

14.2	Basis and Assumptions

14.2.1	Basis

The Explanatory Financial Information is based on the following:

(1)	The number of outstanding WCM Shares amounts to 134,027,552 WCM Shares in total.

(2)	The Offer Consideration for every 23 Tendered Shares consists of 4 Offer Shares.

14.2.2	Assumptions

Furthermore, the Explanatory Financial Information assumes the following:

(1)	The number of WCM Shares outstanding at the time of the completion of the Offer amounts to 137,682,552 WCM Shares in total (sum of the 134,027,552 WCM Shares currently outstanding, the 2,900,000 additional WCM Shares from the Stock Option Program 2015 (see Section 7.1.4) as well as the 755,000 additional WCM Shares from the Stock Option Program 2016 (see Section 7.1.4)).

(2)	Apart from that, no additional shares will be issued by the Target prior to the completion of the Offer.

(3)	The Offer will be accepted for all 137,682,552 WCM Shares outstanding at the time of the completion of the Offer.

(4)	In return, the Bidder will issue 23,944,792 Offer Shares against contribution of the 137,682,552 Tendered Shares in order to create the Offer Consideration.

(5)	Each Offer Share represents a notional value of EUR 1.00 of the Bidder’s share capital.

(6)	The value of the Offer Shares from the Offer Capital Increase I delivered in exchange for the Tendered Shares amounts to EUR 18.13 per Offer Share. This corresponds to the Three-Month Average Price of the Bidder’s Shares as of May 9, 2017, the day before the Announcement, as communicated to the Bidder by letter from BaFin dated May 17, 2017.

(7)	In accordance with the Offer Consideration offered per Tendered Share, the price for each Tendered Share contributed in the context of the Offer Capital Increase I amounts to EUR 3.15.

(8)	The Bidder will incur Transaction Costs of EUR 10.0 million in total, to be financed through the Bidder’s available cash. The Bidder expects the Transaction Costs to entirely relate to incidental acquisition costs of the acquisition of the Tendered Shares.

(9)	The completion of the Offer does not have any tax effects.

(10)	The synergy effects resulting from the creation of the Combined Group are not accounted for.

14.3	Expected Effects of a Successful Offer on the Asset and Financial Position of the Bidder

The following table shows – based on the basis and assumptions set forth in Section 14.2 – the expected effects of a successful completion of the Offer on the Bidder’s unaudited balance sheet as of March 31, 2017, if the Offer had been completed by March 31, 2017:

	Balance Sheet of the Bidder as of March 31, 2017	Expected Effects of the Completion of the Offer by March 31, 2017	Balance Sheet of the Bidder after Completion of the Offer by March 31, 2017
	(unaudited)*
	(in EUR million)
ASSETS
A. Fixed Assets
Intangible Assets	0.3	–	0.3
Property, Plant and Equipment	1,435.1	–	1,435.1
Financial Assets(1)	267.3	444.1	711.4
B. Current Assets
Inventories	25.7	–	25.7
Receivables and Other Assets	7.3	–	7.3
Cash and Cash Equivalents(2)	177.7	(10.0)	167.7
C. Prepaid Expenses	6.3	–	6.3

	1,919.7	434.1	2,353.8

LIABILITIES AND EQUITY
A. Equity
Issued Share Capital(3)	74.2	23.9	98.1
Capital Reserve(4)	595.6	410.2	1,005.8
Revenue Reserves	24.3	–	24.3
Net Profit for the Year	64.6	–	64.6
B. Special Item for Investment Subsidies and Grants	11.5	–	11.5
C. Provisions	20.8	–	20.8
D. Liabilities	1,073.8	–	1,073.8
E. Deferred Tax Liabilities	54.9	–	54.9

	1,919.7	434.1	2,353.8

*	Financial information shown in brackets indicates negative figures. A dash (“—”) means that the respective financial information is not affected. Values may not add up precisely due to rounding.

Explanations:

(1)	As a result of the completion of the Offer, the balance sheet item “Financial Assets” increases by approximately EUR 444.1 million, reflecting the acquisition costs of approximately EUR 434.1 million for the acquisition of 137,682,552 Tendered Shares including the Transaction Costs of EUR 10.0 million. The acquisition costs on the one hand are determined by the 23,944,792 Offer Shares issued in exchange for the Tendered Shares, valued at EUR 18.13 per Offer Share, which corresponds to the Three-Month Average Price of the Bidder’s Shares as of May 9, 2017, the day before the Announcement, as communicated to the Bidder by letter from BaFin dated May 17, 2017. The Transaction Costs of EUR 10.0 million on the other hand entirely relate to incidental costs of the acquisition of the Tendered Shares and are thus capitalized in this amount.

(2)	As a result of the completion of the Offer, the balance sheet item “Cash and Cash Equivalents” decreases by EUR 10.0 million due to the payment of the Transaction Costs.

(3)	As a result of the completion of the Offer, the balance sheet item “Issued Share Capital” increases by approximately EUR 23.9 million due to the issuance of 23,944,792 Offer Shares, each with a notional value of EUR 1.00 of the Bidder’s share capital, in order to create the Offer Consideration in the context of the Offer Capital Increase I.

(4)	As a result of the completion of the Offer, the balance sheet item “Capital Reserve” increases by approximately EUR 410.2 million, reflecting the difference between the value of the Offer Shares issued in the context of the Offer Capital Increase I of approximately EUR 434.1 million and the amount of approximately EUR 23.9 million accounted for in balance sheet item “Issued Share Capital”.

14.4	Expected Effects of a Successful Offer on the Earnings Position of the Bidder; Expected Dividends

Based on the basis and assumptions set forth in Section 14.2, a successful completion of the Offer would not have had any effects on the Bidder’s unaudited profit and loss statement for the three-month period ended March 31, 2017, prepared in accordance with the German Commercial Code (Handelsgesetzbuch), if the Offer had been completed by January 1, 2017:

(1)	The Target did not pay any dividends in the three-month period ended March 31, 2017. The Target’s shareholders’ meeting convened for July 4, 2017 is expected to resolve on a dividend payment of EUR 0.10 per WCM Share entitled to dividends as of and for the fiscal year ended December 31, 2016, which will not flow to the Bidder. Besides that, the Bidder does not assume that the Target will pay further dividends before the completion of the Offer.

(2)	The Bidder expects the Transaction Costs in the amount of EUR 10.0 million to entirely relate to incidental acquisition costs of the acquisition of the Tendered Shares. They are thus capitalized in the course of the completion of the Offer and do not result in a reduction of the Bidder’s operating results.

15.	Information for WCM Shareholders Not Accepting the Offer

WCM Shareholders who do not wish to accept the Offer should particularly take into account the Bidder’s intentions regarding the future business of TLG and WCM as set forth in Section 8 as well as the following aspects.

15.1	Possible Reduction of Free Float and Liquidity for WCM Shares

WCM Shares for which this Offer is not accepted can still be traded on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) for as long as the WCM Shares remain publicly listed. The current market price of WCM Shares may, however, be influenced by the fact that the Bidder has published the Announcement on May 10, 2017. It is, therefore, uncertain whether the share price for WCM Shares will remain at its previous level, or if it will increase or decrease after implementation of the Offer.

The settlement of the Offer will cause a reduction in the free float of WCM Shares. Against this background, it is expected that after implementation of the Offer, supply of, and demand for, WCM Shares will be lower after implementation than currently and that this will decrease the liquidity of WCM Shares. A lower liquidity could lead to greater fluctuations in the share price of WCM Shares and it is possible that purchase and sale orders for WCM Shares cannot be executed in a timely manner, or at all.

The implementation of the Offer, and in particular the expected significant reduction in the free float of WCM Shares, may mean that the Target is no longer able to fulfil the respective index criteria for WCM Shares to remain included in the SDAX, CDAX, DIMAX or FTSE EPRA/NAREIT Developed Europe. This may lead to the exclusion of the WCM Shares from one or several of those indices, in which case it is expected that particularly index funds and institutional investors who reflect the relevant index in their portfolios will refrain from acquiring any additional WCM Shares and will sell any WCM Shares already held.

An increased supply of WCM Shares in connection with a decreased demand for WCM Shares may adversely affect the market price of WCM Shares.

15.2	Possible Changes to the Listing of the WCM Shares

The Bidder may effect the revocation of the admission of WCM Shares to trading on the sub-segment of the regulated market (Regulierter Markt) with additional post-admission obligations (Prime Standard) (“Segment Change”), or a complete revocation of the stock exchange listing of WCM (“Delisting”). Furthermore, the Bidder may effect the revocation of the admission of WCM Shares to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as well as the stock exchanges in Hamburg and Stuttgart, while maintaining the admission to trading on the open market (Freiverkehr) (“Downlisting”).

After a Segment Change, WCM Shareholders would no longer benefit from the stricter reporting requirements of this market segment. After a Downlisting or a Delisting, the reporting requirements of the Target would be reduced or eliminated entirely.

Under German securities law, no protection is afforded to WCM Shareholders if the Bidder decides to pursue a Segment Change. In case of a Downlisting or Delisting, the Bidder (or any third party, including any persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries) has to submit a public offer to all WCM Shareholders. In this case, a cash consideration must be offered for such WCM Shares and such compensation may not be lower than (i) the weighted average domestic market price of WCM Shares during the last six months prior to the publication of the decision to launch the public offer, or (ii) the highest consideration paid, or agreed to be paid, by the Bidder or any persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries, for the acquisition of WCM Shares within the last six months prior to the publication of the respective offer document. The compensation to be offered to WCM Shareholders in case of a Downlisting or Delisting may be equal in value to the Offer Consideration, but could also have a higher or lower value than the Offer Consideration.

A Segment Change, a Downlisting and/or a Delisting need to be resolved by the management board of the Target, yet do not require consent from the Target’s shareholders’ meeting.

After a Segment Change and/or a Downlisting and/or a Delisting, WCM Shares may be excluded from the SDAX, CDAX, DIMAX or FTSE EPRA/NAREIT Developed Europe, which could lead to the consequences described in Section 15.1.

A Segment Change and/or a Downlisting and/or a Delisting could negatively affect the market price of the WCM Shares and decrease the liquidity of WCM Shares.

15.3	Possible Qualifying Majority of the Bidder in the Target’s Shareholders’ Meeting

After completion of this Offer and in case of the acquisition of 75% or more of the outstanding WCM Shares, the Bidder may have the required majority of the voting rights and share capital to enforce important corporate structural measures with respect to the Target in the Target’s shareholders’ meeting, including:

(1)	changes to the articles of association (including changes in the legal form);

(2)	capital increases;

(3)	the exclusion of subscription rights of the remaining WCM Shareholders in case of capital measures;

(4)	the consent to inter-company agreements (Unternehmensverträge); and

(5)	transformations, mergers and dissolutions (including a so-called “dissolution by transfer” (übertragende Auflösung)).

In particular, the Bidder intends to effect a domination and/or profit transfer agreement with the Target (see Section 8.5.1), if and insofar required for the optimal realization of the synergies. Accordingly, remaining WCM Shareholders would not be in a position to influence important business decisions of the Target.

Depending on the presence at the shareholders’ meeting after a successful completion of the Offer, the Bidder may even reach a majority of 75% of the votes validly cast if it were to acquire less than 75.0% of all WCM Shares. At the Target’s shareholders’ meeting in 2016, 60.78% of the Target’s share capital was present. Therefore, the 65,565,156 WCM Shares (i.e., approximately 48.92% of the Target’s current share capital and voting rights) which the Bidder will acquire from the Tendering Shareholders in the Offer may already be sufficient to provide the Bidder with a majority of 75% of the Target’s share capital represented at the passing of the resolution, which would be sufficient to pass resolutions on the above mentioned measures, in particular the consent to a domination and/or profit transfer agreement.

Under German law, only some of the measures mentioned would entail an obligation of the Bidder to make an offer to the remaining WCM Shareholders to acquire their shares against an adequate exit compensation or to grant recurring compensation payments, in each case on the basis of a company valuation of the Target – which is to be substantiated by a valuation report and potentially subject to judicial review in appraisal or other proceedings. Since such company valuation would be based on the circumstances at the time of the adoption of the resolution by the Target’s shareholders’ meeting on the respective measure, an offer exit compensation could correspond in value to the Offer Consideration, but could also be higher or lower.

Furthermore, the implementation of some of these measures could lead to a termination of the existing listing of the WCM Shares.

15.4	Squeeze-Out

Following the successful implementation of the Offer, different proceedings are available to the Bidder to demand transfer of the WCM Shares held by the remaining WCM Shareholders to the Bidder. The implementation of such demand would, among other things, ultimately lead to a termination of the existing listing of the WCM Shares.

15.4.1	Squeeze-Out under the German Transformation Act (Umwandlungsgesetz)

If, following the successful implementation of the Offer, the Bidder holds at least 90% of the WCM Shares with voting rights in accordance with Section 62 para. 1, 5 German Transformation Act (Umwandlungsgesetz), the Bidder may in the Target’s shareholders’ meeting resolve upon the transfer of the WCM Shares held by the remaining WCM Shareholders to the Bidder or any other company against adequate exit compensation in connection with a merger. The adequate exit compensation could be equal in value to the Offer Consideration, but could also be of a higher or lower value.

15.4.2	Squeeze-Out under the German Stock Corporation Act (Aktiengesetz)

If following the successful implementation of the Offer the Bidder directly or indirectly holds at least 95% of the WCM Shares with voting rights in accordance with Section 327a AktG, it may in the Target’s shareholders’ meeting resolve upon the transfer of the WCM Shares held by the remaining WCM Shareholders against adequate exit compensation pursuant to Sections 327a et seq. AktG. The adequate exit compensation could be equal in value to the Offer Consideration, but could also be of a higher or lower value.

15.4.3	Squeeze-Out under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz)

If, following the successful implementation of the Offer, at least 95% of the Target’s share capital with voting rights directly or indirectly belong to the Bidder in accordance with Section 39a para. 1, 2 WpÜG, it may within three (3) months following the expiration of the Acceptance Period file a motion to the competent court for transfer of the WCM Shares held by the remaining WCM Shareholders to the Bidder against payment of the Offer Consideration or a cash payment.

15.5	Tender Right of WCM Shareholders

If the Bidder meets the requirements to file a motion for transfer of the WCM Shares held by the remaining WCM Shareholders to the Bidder as described in Section 15.4.3, the Bidder is, pursuant to Section 23 para. 1 sentence 1 no. 4 WpÜG, required to publish this fact on the Internet at http://www.tlg.de/ under Investor Relations and in the German Federal Gazette (Bundesanzeiger). In this case the remaining WCM Shareholders are, pursuant to Section 39c WpÜG, entitled to accept the Offer within three months after expiration of the Acceptance Period (the “Tender Period”). The Tender Period only begins once the Bidder has complied with its publication obligations under Section 23 para. 1 sentence 1 no. 4 WpÜG. The details of the technical execution of the tender right would be published by the Bidder in due time.

This tender right pursuant to Section 39c WpÜG (the “Tender Right”) applies to all then outstanding WCM Shares. The exercise of the Tender Right may require the delivery of additional Offer Shares after the implementation of the Offer Capital Increase I which will be created through the Offer Capital Increase I (see Section 13.2.1(2)).

The agreements arising from the exercise of the Tender Right may not be settled before the settlement of the Offer (as described in Section 12.4); in the event of a rescission of the Offer (as described in Section 12.8), the Tender Right as well as the agreements arising from the exercise of the Tender Right will expire.

In order to enable the Exchange Trustee to deliver the number of Offer Shares required as Offer Consideration in case of such exercise of Tender Rights, additional Offer Shares shall be created – to the extent necessary – by utilization of the Authorized Capital 2014/II. Those shares will be issued against contributions in kind.

The information on the implementation of the Offer described in Section 12 correspondingly applies to the acceptance of the Offer by exercising the Tender Right:

(1)	The exercise of the Tender Right will be deemed effected on time if the transfer of the WCM Shares for which the Tender Right is to be exercised into the ISIN applicable to the Tender Right at Clearstream is completed no later than 18:00 hours (CET) on the second Business Day (inclusive) after the expiration of the Tender Period.

(2)	In accordance with the instruction under Section 12.3, the WCM Shares initially left in the custody account of the respective Custodian Bank and tendered within the Tender Period are to be transferred without undue delay, but no later than eight Business Days after expiration of the Tender Period, from the custody account of the respective Custodian Bank to the Settlement Agent’s custody account at Clearstream for purposes of transferring ownership to the Bidder.

(3)	Moreover, the WCM Shareholders exercising their Tender Right irrevocably issue the instructions, orders and authorizations and make the declarations set forth in Section 12.3.

The Bidder will publish further details regarding the technical execution of any Tender Right in due time.

16.	Withdrawal from the Offer

16.1	Rights of Withdrawal

WCM Shareholders who have accepted the Offer have the following statutory rights of withdrawal:

(1)	In the event of an amendment of the Offer within the meaning of Section 21 para. 1 sentence 1 WpÜG, each WCM Shareholder may, pursuant to Section 21 para. 4 WpÜG, rescind its acceptance of the Offer until the expiration of the Acceptance Period, if and to the extent that such WCM Shareholder has accepted the Offer prior to the publication of the amendment of the Offer. In particular, the waiver of a Closing Condition or the reduction of the Minimum Acceptance Rate by the Bidder pursuant to Section 11.3 constitutes an amendment of the Offer.

(2)	In the event of a competing offer pursuant to Section 22 para. 1 WpÜG, WCM Shareholders may rescind their acceptance of the Offer pursuant to Section 22 para. 3 WpÜG until the expiration of the Acceptance Period, if and to the extent that they have accepted the Offer prior to the publication of the offer document for the competing offer.

16.2	Exercise of Rights of Withdrawal

WCM Shareholders may only exercise their right of withdrawal pursuant to Section 16.1 by taking the following steps prior to the expiration of the Acceptance Period:

(1)	declaring their withdrawal to their respective Custodian Bank for a specified number of Tendered Shares in the form customary for instructions to such Custodian Bank; and

(2)	instructing their respective Custodian Bank to arrange for the re-transfer into ISIN DE000A1X3X33 or ISIN DE000A2E4K27, as applicable, at Clearstream for a corresponding number of Tendered Shares held in their custody account for which they have declared their withdrawal.

The declaration of withdrawal only becomes effective once the Tendered Shares of the respective withdrawing WCM Shareholder have been re-transferred on time. The re-transfer of the Tendered Shares shall be deemed effected on time if it is effected no later than 18:00 hours (CET) on the second Business Day following the end of the Acceptance Period. Such re-transfer of Tendered Shares for which withdrawal has been declared into ISIN DE000A1X3X33 or ISIN DE000A2E4K27, as applicable, at Clearstream must be procured by the respective Custodian Bank without undue delay following receipt of the declaration of withdrawal. After the re-transfer, the Tendered Shares can again be traded under ISIN DE000A1X3X33 or ISIN DE000A2E4K27, as applicable.

The withdrawal of the acceptance of this Offer is irrevocable. Following such withdrawal, Tendered Shares for which the right of withdrawal has been exercised are not considered to have been tendered for exchange under this Offer. In this case, WCM Shareholders may again accept the Offer prior to the expiration of the Acceptance Period or the Additional Acceptance Period as described in this Offer Document, if the Acceptance Period or Additional Acceptance Period, respectively, has not yet expired at such date.

17.	Information regarding Cash Benefits or Other Monetary Benefits to the Board Members of the Target

The members of the management board and the supervisory board of the Target were offered the following cash benefits or other monetary benefits in connection with the Offer:

(1)	Under the Business Combination Agreement, the Bidder may demand within four weeks after completion of the Offer that the Target unilaterally requires one or both of the current members of the Target’s management board to remain in office with their current roles for a period of up to six months upon completion of the Offer. If the Bidder makes use of this right, the Target has to enter into new management board service agreements with the relevant members of the management board on equivalent terms (but without provisions on severance payments).

(2)	Under the Business Combination Agreement, the Target has undertaken to offer the members of the Target’s management board without undue delay after publication of this Offer Document to exercise their stock option rights under the Stock Option Program 2015 and the Stock Option Program 2016 against payment of the relevant exercise price (see Section 7.1.4) already at that time until the end of the twentieth Business Day upon publication of the Offer Document. This obligation only applies if the respective Member of the management board (i) accepts the Offer for all its new WCM Shares until ten Business Days before the end of the Acceptance Period and (ii) explicitly and irrevocably waives the right to challenge or withdraw its acceptance of the Offer and its rights under Sections 21 para. 4 and 22 para. 3 WpÜG. By entering into the Irrevocable Undertakings II, the members of the Target’s management board have already irrevocably undertaken to accept the Offer for their 2,775,000 new WCM shares from the Stock Option Program 2015 (see Section 6.2.5) and the Stock Option Program 2016 (see Section 6.2.6) attributable to them in total (see Section 5.8.3).

Apart from the provisions described above, no member of the management board or supervisory board of the Target has been granted or promised any cash benefits or other monetary benefits in connection with the Offer from the Bidder or any persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries.

Members of the management board and supervisory board of the Target are WCM Shareholders and intend to accept the Offer and, to some extent, have undertaken to accept it by signing the Irrevocable Undertakings I and/or the Irrevocable Undertakings II. Should these individuals actually accept the Offer, they would receive the exact same Offer Consideration for their Tendered Shares that all other WCM Shareholders receive for their Tendered Shares in the context of this Offer.

18.	Results of the Offer and Other Announcements

In addition to the other publications of the Bidder described in other sections of this Offer Document, the Bidder will also issue the following publications and notifications during the Offer:

(1)	The Bidder will publish

(i)	the total number of WCM Shares to which it, the persons acting in concert with it and their respective subsidiaries are entitled to,

(ii)	the amount of the relevant proportions,

(iii)	the number of voting rights it holds and are attributed to it pursuant to Section 30 WpÜG,

(iv)	the number of voting rights to be notified in analogous application of Sections 25 and 25a WpHG, and

(v)	the number of Tendered Shares resulting from the Declarations of Acceptance received by the Bidder, including the extent of the proportions of such Tendered Shares of the share capital and voting rights in the Target, pursuant to Section 23 para. 1 WpÜG on the Internet at http://www.tlg.de/ under Investor Relations and in the German Federal Gazette (Bundesanzeiger), and inform BaFin at the following points in time:

(i)	on a weekly basis following the publication of this Offer Document and on a daily basis during the last week prior to the expiration of the Acceptance Period,

(ii)	without undue delay following the expiration of the Acceptance Period, and

(iii)	without undue delay following the expiration of the Additional Acceptance Period (“Announcement of Results”).

(2)	Pursuant to Section 23 para. 2 WpÜG, the Bidder will publish on the Internet at http://www.tlg.de/ under Investor Relations and in the German Federal Gazette (Bundesanzeiger), and inform BaFin of any direct and/or indirect acquisition of WCM Shares by the Bidder or any persons acting in concert with the Bidder within the meaning of Section 2 para. 5 WpÜG, or their respective subsidiaries, either on or outside of a stock exchange, in the period commencing with the publication of this Offer Document and ending with the publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, as well as any direct or indirect acquisition of WCM Shares outside of a stock exchange prior to the end of a one-year period following the publication pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, stating the nature and the amount of the consideration paid for each WCM Share.

(3)	In the cases of Section 23 para. 1 and 2 WpÜG, an acquisition pursuant to Section 31 para. 6 WpÜG is equivalent to an agreement based on which the transfer of shares can be demanded.

19.	Tax Notice

The taxation principles are set out in the section “21. Taxation in the Federal Republic of Germany” on pages 182 et seq. of Annex 3 of this Offer Document. The Bidder recommends that WCM Shareholders obtain tax advice which takes into account their personal circumstances regarding the tax consequences resulting from the acceptance of the Offer.

20.	Applicable Law; Place of Jurisdiction

This Offer and the agreements concluded with the Bidder as a result of the acceptance of this Offer shall be governed by the laws of Germany. The exclusive place of jurisdiction for all legal disputes arising from, or in connection with this Offer (and any agreement which comes into existence as a result of the acceptance of this Offer), to the extent legally permissible, shall be Berlin, Germany.

21.	Declaration of Acceptance of Responsibility for the Contents of the Offer Document

TLG IMMOBILIEN AG, with its registered office in Berlin, assumes responsibility for the contents of this Offer Document pursuant to Section 11 para. 3 WpÜG and declares that, to the best of its knowledge, the information contained in this Offer Document is correct and no material facts have been omitted.

22.	Signatures

Berlin, the 26th of June 2017

TLG IMMOBILIEN AG

Peter Finkbeiner Member of the Management Board	Niclas Karoff Member of the Management Board

Annex 1

Persons Acting in Concert with TLG IMMOBILIEN AG

(Subsidiaries of TLG IMMOBILIEN AG)

Company	Registered Office
Hotel de Saxe an der Frauenkirche GmbH	Dresden, Germany

TLG Beteiligungsgesellschaft Eins mbH & Co. KG	Berlin, Germany

TLG Beteiligungsgesellschaft Zwei mbH & Co. KG	Berlin, Germany

TLG Beteiligungsgesellschaft Drei mbH & Co. KG	Berlin, Germany

TLG CCF GmbH	Berlin, Germany

TLG CCF S.C.S.	Luxembourg, Grand Duchy of Luxembourg

TLG FAB S.à r.l.	Luxembourg, Grand Duchy of Luxembourg

TLG Fixtures GmbH	Berlin, Germany

TLG MVF GmbH	Berlin, Germany

TLG MVF S.C.S.	Luxembourg, Grand Duchy of Luxembourg

TLG Sachsen Forum GmbH	Berlin, Germany

Annex 2

Persons Acting in Concert with WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

(Subsidiaries of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft) as of June 19, 2017

Company	Registered Office
Aschgo GmbH & Co. KG	Berlin, Germany

Barisk GmbH & Co. KG	Berlin, Germany

Berkles GmbH & Co. KG	Berlin, Germany

Greenman 1D GmbH	Berlin, Germany

Main Triangel Gastronomie GmbH	Berlin, Germany

River Berlin Immobilien GmbH	Berlin, Germany

River Bonn Immobilien GmbH	Berlin, Germany

River Düsseldorf Immobilien GmbH	Berlin, Germany

River Frankfurt Immobilien GmbH	Berlin, Germany

Triangel Frankfurt Immobilien GmbH & Co. KG	Berlin, Germany

WCM Besitzgesellschaft mbH	Berlin, Germany

WCM Beteiligungsgesellschaft mbH	Berlin, Germany

WCM Beteiligungsgesellschaft mbH & Co. Objekte North KG	Berlin, Germany

WCM Handelsmärkte GmbH & Co. KG	Berlin, Germany

WCM Handelsmärkte II GmbH & Co. KG	Berlin, Germany

WCM Handelsmärkte III GmbH & Co. KG	Berlin, Germany

WCM Handelsmärkte IV GmbH	Berlin, Germany

WCM Handelsmärkte IX GmbH	Berlin, Germany

WCM Handelsmärkte V GmbH & Co. KG	Berlin, Germany

WCM Handelsmärkte VI GmbH & Co. KG	Berlin, Germany

WCM Handelsmärkte VII GmbH	Berlin, Germany

Company	Registered Office
WCM Handelsmärkte VIII GmbH & Co.KG	Berlin, Germany

WCM Handelsmärkte X GmbH	Berlin, Germany

WCM Handelsmärkte XI GmbH	Berlin, Germany

WCM Handelsmärkte XII GmbH	Berlin, Germany

WCM Handelsmärkte XIII B.V.	Baarn, Netherlands

WCM Handelsmärkte XIV B.V.	Baarn, Netherlands

WCM Handelsmärkte XV B.V.	Baarn, Netherlands

WCM Handelsmärkte XVI B.V.	Baarn, Netherlands

WCM Office I GmbH & Co. KG	Berlin, Germany

WCM Office II GmbH	Berlin, Germany

WCM Office III GmbH	Berlin, Germany

WCM Office IV GmbH	Berlin, Germany

WCM Technical Services GmbH	Berlin, Germany

WCM Technical Services II GmbH	Berlin, Germany

WCM Vermögensverwaltung GmbH & Co. KG	Berlin, Germany

WCM Verwaltungs GmbH	Berlin, Germany

WCM Verwaltungs II GmbH	Berlin, Germany

WCM Verwaltungs III GmbH	Berlin, Germany

WCM Verwaltungs IV GmbH	Berlin, Germany

WCM Verwaltungs V GmbH (i.G.)	Berlin, Germany

WCM Verwaltungs VI GmbH (i.G.)	Berlin, Germany

WCM Verwaltungs VII GmbH (i.G.)	Berlin, Germany

Annex 3

Information pursuant to Section 2 no. 2 of the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Relief from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) in conjunction with Section 7 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and Commission Regulation (EC) No. 809/2004 of April 29, 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements, as amended

The following should be taken into account regarding the information included in this Annex to the Offer Document:

I.	References in this Annex 3 to “this prospectus” should – in the context of this Offer Document – be read as references to this Annex 3.

II.	The Bidder will only update the Offer Document to the extent permissible and required under the German Securities Acquisition and Takeover Act (Werpapiererwerbs- und Übernahmegesetz). Furthermore, the Bidder will publish additional information regarding the Offer, if necessary, on the Bidder’s website http://www.tlg.de under Investor Relations (in the German and English language).

III.	All notifications and announcements required according to the German Securities Acquisition and Takeover Act (Werpapiererwerbs- und Übernahmegesetz) will also be published on the Bidder’s website http://www.tlg.de under Investor Relations (in the German and English language) and in the German Language in the Federal Gazette (Bundesanzeiger).

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	8.2	Additional Key Performance Indicators	44

9.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF NET ASSETS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TLG		49

	9.1	Overview	50

	9.2	Key Factors Influencing TLG’s Portfolio, Results of Operations and the Comparability of Financial Information	50

	9.3	Selected Consolidated Statement of Comprehensive Income Data	54

	9.4	Investment Property	61

	9.5	Liquidity and Capital Resources	62

	9.6	Other Financial Obligations	68

	9.7	Quantitative and Qualitative Disclosure about Market Risk	69

	9.8	Significant Accounting Policies	73

	9.9	Additional Financial Information from the Unconsolidated Financial Statements Prepared in Accordance with HGB as of and for the Year Ended December 31, 2016	75

10.	PROFIT FORECAST		76

	10.1	Forecast of the Funds From Operations after Taxes for the Fiscal Year 2017 of TLG IMMOBILIEN AG	76

	10.2	FFO Forecast of TLG for the current fiscal year 2017	76

	10.3	Explanatory Notes to the FFO Forecast	76

	10.4	Preparation of the Forecast of the Funds from Operations After Taxes for the Fiscal Year 2017 of TLG IMMOBILIEN AG	80

11.	PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION OF TLG IMMOBILIEN AG AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 AND AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2017		81

	11.1	Introduction	81

	11.2	Underlying principles of preparation	88

	11.3	Basis of preparation	88

	11.4	Pro forma consolidated statements of income for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to March 31, 2017, as well as the pro forma consolidated statement of financial position as at March 31, 2017	90

	11.5	Auditor’s Report on the Pro Forma Consolidated Financial Information of TLG IMMOBILIEN AG for the Fiscal Year ended December 31, 2016 and as of and for the Three Months ended March 31, 2017	96

12.	DESCRIPTION OF THE INTENDED TAKEOVER OF WCM		97

	12.1	The Business Combination Agreement	97

	12.2	Description of WCM	98

	12.3	Economic and Strategic Reasons for the Offer	99

	12.4	Irrevocable Undertakings	99

13.	MARKETS AND COMPETITION		101

	13.1	Markets	101

	13.2	Competition	107

14.	BUSINESS		109

	14.1	Overview	109

	14.2	TLG’s Strengths	109

	14.3	TLG’s Strategy	111

	14.4	TLG’s Portfolio	112

	14.5	TLG’s Business Operations	119

15.	REGULATORY ENVIRONMENT		127

	15.1	Tenancy Law for Commercial Properties	127

	15.2	Land-use Regulations	128

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SUMMARY OF THE PROSPECTUS

Summaries are made up of disclosure requirements known as elements (“Elements”). These Elements are numbered in Sections A - E (A.1 - E.7). This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted in the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In such cases, the summary includes a short description of the Element with the words “not applicable”.

A – Introduction and Warnings

A.1	Warnings.

This summary should be read as an introduction to this prospectus (the “Prospectus”). Any decision to invest in the securities should be based on consideration of this Prospectus as a whole by the investor.

If any claims are asserted before a court of law based on the information contained in this Prospectus, the investor appearing as plaintiff may have to bear the costs of translating this Prospectus prior to the commencement of the court proceedings pursuant to the national legislation of the member states of the European Economic Area.

TLG IMMOBILIEN AG (the “Company” and, together with its consolidated subsidiaries, “TLG”) has assumed responsibility for the content of this summary, including any translations thereof, pursuant to Section 5 para. 2b no. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz). Those persons who are responsible for the summary, including any translations thereof, or who have caused its issuing (von denen der Erlass ausgeht), can be held liable but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus or if it does not provide, when read together with the other parts of this Prospectus, all necessary key information.

A.2	Information regarding the subsequent use of the prospectus.	Not applicable. Consent regarding the use of this Prospectus for a subsequent resale or placement of shares has not been granted.

B – Issuer

B.1	Legal and commercial name.	The Company’s legal name is TLG IMMOBILIEN AG.

The Company is TLG’s parent company; TLG primarily operates under the commercial name “TLG IMMOBILIEN”.

B.2	Domicile, legal form, legislation under which the issuer operates, country of incorporation.

The Company has its registered office at Hausvogteiplatz 12, 10117 Berlin, Germany, and is registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, under the docket number HRB 161314 B. The Company is a stock corporation (Aktiengesellschaft) governed by German law.

B.3	Current operations and principal business activities and principal markets in which the issuer competes.

TLG considers itself a leading German commercial real estate company and an active portfolio manager, managing office and retail properties, as well as seven hotels. As of March 31, 2017, TLG’s portfolio included a total of 390 properties with an aggregate portfolio value of EUR 2,235.2 million. With a weighted average lease term of the lease agreements with a fixed term (“WALT”) of 6.1 years and a vacancy rate calculated in accordance with the definition recommended by the European Public Real Estate Association (“EPRA”) (the “EPRA Vacancy Rate”) of just 3.3% (both as of March 31, 2017), the Company believes that its portfolio is well positioned to generate stable cash flows for the foreseeable future. TLG is headquartered in Berlin and operates five additional offices in Dresden, Erfurt, Frankfurt am Main, Leipzig and Rostock.

TLG’s portfolio is focused on the asset classes office, retail and hotel. Based on portfolio value as of March 31, 2017, TLG’s office asset class, of which most properties are situated in good or very good locations in the city centers of Berlin, Dresden, Leipzig and Rostock, as well as attractive micro-locations in Frankfurt am Main, accounted for approximately 45% of TLG’s overall portfolio. Tenants include “blue chip” companies and their subsidiaries such as Daimler Real Estate GmbH and AIR Liquide Global E&C Solutions Germany GmbH, government related entities and agencies such as OstseeSparkasse Rostock and the Federal Agency for Real Estate (Bundesanstalt für Immobilienaufgaben), as well as medium-sized enterprises. TLG plans to grow its office portfolio through additional acquisitions in line with TLG’s investment criteria. The Company believes that this will further improve its market position in what it considers to be a very dynamic German office market.

Based on portfolio value as of March 31, 2017, TLG’s retail asset class, of which the majority of properties are located in attractive micro-locations in Berlin and eastern German growth regions, accounted for approximately 40% of TLG’s overall portfolio. TLG’s retail properties are situated in micro-locations that are particularly attractive to food retailers and other sellers of essential consumer goods given that the tenant is a significant, and in some cases, the sole retailer of the relevant consumer goods in the catchment area. As of March 31, 2017, approximately 52% of the annualized in-place rent from TLG’s retail asset class related to lease agreements with major supermarket and discounter chains, including large supermarket chains “EDEKA” and “REWE”, as well as discounters “Aldi”, “Lidl”, “Netto” and “Penny”, with which TLG maintains longstanding and close business relationships. With a WALT of 5.5 years and an EPRA Vacancy Rate of 2.6% (both as of March 31, 2017), TLG’s retail asset class was virtually fully-let and offers stable and secure rental income. TLG also intends to grow its retail portfolio through selected accretive acquisitions.

TLG’s hotel asset class comprises seven hotel properties located in the city centers of Berlin, Dresden, Leipzig and Rostock and accounted for 12% of TLG’s overall portfolio (based on portfolio value as of March 31, 2017). The tenant base for these properties includes well-known hotel chains “Steigenberger”, “Marriott”, “InterCityHotel”, “Motel One” and “H4/H2”. TLG’s hotel asset class had an EPRA Vacancy Rate of 1.8% and a WALT of 12.8 years (both as of March 31, 2017). Lease agreements for TLG’s hotel properties generally provide for fixed lease payments, limiting TLG’s dependence on the performance of hotel operators. Stable cash flows and a focus on dynamic markets make TLG’s hotel asset class a fitting complement for its office and retail asset class.

TLG has classified 56 properties with an aggregate property value of EUR 68.8 million as of March 31, 2017 as its “Other” asset class. As of the same date, the WALT for TLG’s “Other” asset class was 7.8 years and the EPRA Vacancy Rate amounted to 8.7%.

In the three months ended March 31, 2017, TLG generated rental income of EUR 39.2 million and net operating income from letting activities of EUR 34.4 million. For the fiscal year ended December 31, 2016, TLG generated rental income of EUR 140.5 million and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of EUR 114.4 million. With a net loan to value ratio (“Net LTV”) of 37.5% (as of March 31, 2017), TLG considers its financing structure to be particularly sound and targets a maximum long-term Net LTV of 45%.

The independent, external appraiser Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Germany (“Savills”), has prepared a condensed valuation report on the fair value of TLG’s investment properties and owner-occupied properties as of December 31, 2016 pursuant to IAS 40 in conjunction with IFRS 13 (the “Valuation Report”) and in accordance with the standards of the Royal Institution of Chartered Surveyors (RICS). The difference between the number of properties (392) and the fair value of these properties appraised by Savills in the Valuation Report (EUR 2,236.5 million) to TLG’s total portfolio of 390 properties, with a portfolio value (sum of the carrying amounts of investment property, owner-occupied property, non-current assets classified as held for sale and inventories) of EUR 2,235.2 million as of March 31, 2017, amounts netted to approximately EUR 1.3 million.

The following circumstances result in a higher valuation by Savills by a total of approximately EUR 26.1 million in comparison to TLG’s valuation:

•        Savills attributes an additional value of approximately EUR 10.5 million to the 392 investment properties held by TLG as of December 31, 2016, since TLG accounts for rent-free periods and similar incentives, as well as initial equipment for hotels under different line items, therefore deducting them.

• TLG accounts for owner-occupied properties at cost, while Savills measures these properties with their market value and thus for an additional value of approximately EUR 5.2 million.

•        Due to effects in connection with disposals, which occurred between December 31, 2016 and March 31, 2017, the portfolio value assessed by TLG is approximately EUR 10.4 million lower than the value assessed by Savills.

In contrast, the following circumstances result in a higher valuation by TLG by a total of approximately EUR 24.5 million compared to the valuation by Savills:

•        Maintenance and development costs as well as tenant improvements (approximately EUR 1.0 million as of December 31, 2016 and approximately EUR 3.2 million as of March 31, 2017) were deducted by Savills and, accordingly, increase TLG’s valuation.

• Properties which TLG accounts for as non-current assets held for sale and inventories with an aggregate value of approximately EUR 20.3 million were not appraised by Savills.

Disposals as well as properties not appraised by Savills (non-current assets held for sale and inventories) account for the difference in the portfolio of two properties.

The Company believes that the following competitive strengths have been the primary drivers of TLG’s success in the past and will continue to set it apart from its competitors in the future:

• The Company believes that it has a market-leading integrated management platform for commercial real estate in Germany with a focus on attractive growth markets.

•        The Company believes that its portfolio covers particularly attractive segments in these commercial real estate markets. TLG considers itself a long-time market leader for office properties in excellent locations in Berlin and economically strong eastern German cities such as Dresden, Leipzig and Rostock, as well as a major landlord for food retailers across eastern Germany.

•        Based on portfolio value as of March 31, 2017, close to 40% of TLG’s portfolio of approximately EUR 2.2 billion is located in Berlin, which has seen particularly dynamic developments in recent years.

• TLG considers its portfolio particularly attractive, given the significant share of modern and well-maintained properties, and believes that this attractiveness is evidenced by low vacancy rates.

• TLG has a strong tenant base which is reflected in long-term rental agreements that allow for stability and cash flow visibility.

• TLG has a strong financing structure, follows a conservative financing approach and targets a maximum long-term Net LTV of 45%.

•        The Company believes that it has the ability to unlock tangible future growth through active portfolio management and selected accretive acquisitions, in particular, by extending its successful business model to western Germany in a disciplined manner.

B.4a	Most significant recent trends affecting the issuer and the industry in which it operates.

TLG’s business activities are influenced by numerous demographic, economic and political factors. TLG is most significantly affected by developments in, and related to, the commercial real estate market in Germany, particularly in Berlin, Hesse and eastern Germany (Brandenburg, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia), where the majority of TLG’s portfolio is located. Its portfolio mainly comprises office, retail and hotel properties. Given this focus, TLG is affected, in general, by developments in macro-economic indicators such as population growth, economic growth, employment, purchasing power and the consumer price index. In addition, TLG is affected by trends in micro-economic indicators, such as rent levels and vacancy rates, in the regions and commercial sectors where TLG operates.

Demand for German commercial real estate remains high. Between May 2016 and April 2017, investment volumes amounted to over EUR 58 billion in aggregate, an increase of approximately 4% compared to the amount between May 2015 and April 2016. During the first four months of 2017, investment volumes amounted to EUR 15.7 billion (Source: Savills, Investment Market). The Company expects that rental income, the letting and the vacancy rate of TLG’s portfolio will continue to benefit from such high demand.

This applies, in particular, for TLG’s properties in Berlin. Also Savills is stressing in the Valuation Report, that Savills assumes, particularly, regarding the properties in Berlin and its immediate surroundings, that the market values of these properties have increased due to the above-average positive development of the demand, as well as the local transaction markets and letting markets between December 31, 2016 and the date of the Valuation Report, June 26, 2017. Savills noted in regard to that, that it re-evaluated 70 properties in Berlin and its close vicinity, which it valuated at approx. EUR 1,020.5 million as of December 31, 2016, as of June 15, 2017 and determined the total market value approximately EUR 68.9 million (equals approximately 6.8%) above the market value it determined in its Valuation Report as of December 31, 2016.

B.5	Description of the group and the issuer’s position within the group.

The Company is the parent company of TLG. TLG’s consolidated financial statements include all material subsidiaries whose financial and business policy can be controlled by the Company, either directly or indirectly, and the equity interests of TLG whose financial and business policy can be influenced by TLG to a significant extent. As of the date of publication of this Prospectus, the group of consolidated companies includes six direct and two indirect subsidiaries of the Company.

B.6	Persons who, directly or indirectly, have a (notifiable) interest in the issuer’s capital and voting rights.

On the basis of the notifications received by the Company as of the date of publication of this Prospectus in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz) and pursuant to information provided by the respective shareholders, the following shareholders, directly or indirectly, hold more than 3.0% of the Company’s shares and voting rights as of the date of publication of this Prospectus. It should be noted that the number of voting rights last notified could have changed since such notifications were submitted to the Company without requiring the relevant shareholder to submit a corresponding voting rights notification if no notifiable threshold has been reached or crossed:

Share of voting rights
Shareholder	(in %)
ADAR Capital Partners Ltd.	13.72(1)
Republic of Singapore .	13.33(2)
Allianz SE	4.93(3)
Principal Financial Group Inc.	3.38(4)
Blackrock, Inc.	3.28(5)
Julius Baer Group Ltd.	3.07(6)
Total	41.71

(1)         Indirect shareholdings of ADAR Capital Partners Ltd. as notified for May 15, 2017. All shares with voting rights are directly held by ADAR Macro Fund Ltd and are attributed to ADAR Capital Partners Ltd. as manager of ADAR Macro Fund Ltd.

(2)         Indirect shareholdings as notified for July 24, 2015 based on the total number of voting rights of 61,302,326 at that date. The Government of Singapore is the controlling shareholder of GIC Private Limited that directly held all of the notified voting rights in the Company at that date.

(3)         Indirect shareholdings of Allianz SE as notified for November 9, 2016 based on a total number of voting rights of 67,432,326 at that date. Allianz SE is the ultimate controlling entity of the following other companies listed in its group notification: Allianz Asset Management AG and Allianz Global Investors GmbH. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

(4)         Indirect shareholdings of Principal Financial Group Inc. as notified for February 3, 2016 based on a total number of voting rights of 67,432,326 at that date. Principal Financial Group Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Principal Financial Services Inc.; Principal Life Insurance Company; Principal Global Investors, LLC; and Principal Real Estate Investors, LLC. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

(5)         Indirect shareholdings of Blackrock, Inc. as notified for February 7, 2017. Blackrock, Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Trident Merger, LLC; BlackRock Investment Management, LLC; BlackRock Holdco 2, Inc.; BlackRock Financial Management, Inc.; BlackRock Reality Advisors, Inc.; BlackRock International Holdings, Inc.; BR Jersey International Holdings L.P.; BlackRock Holdco 3, LLC;

BlackRock Canada Holdings LP; BlackRock Canada Holdings ULC; BlackRock Asset Management Canada Limited; BlackRock Group Limited; BlackRock Luxembourg HoldCo S.à r.l.; BlackRock Investment Management Ireland Holdings Limited; BlackRock Asset Management Ireland Limited; BlackRock (Singapore) Holdco Pte. Ltd.; BlackRock (Singapore) Limited; BlackRock Asia-Pac Holdco, LLC; BlackRock HK Holdco Limited; BlackRock Asset Management North Asia Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (UK) Limited; BlackRock Fund Managers Limited; BlackRock Advisors (UK) Limited; BlackRock Holdco 4, LLC; BlackRock Holdco 6, LLC; BlackRock Fund Advisors; BlackRock Delaware Holdings, Inc.; BlackRock Institutional Trust Company, National Association; BlackRock International Limited; BlackRock Australia Holdco Pty. Ltd.; BlackRock Investment Management (Australia) Limited; BlackRock (Netherlands) B.V.; BlackRock Capital Holdings, Inc.; and BlackRock Advisors, LLC. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

(6)         Indirect shareholdings of Julius Baer Group Ltd. as notified for May 31, 2017. Julius Baer Group Ltd. is the ultimate controlling entity of the following other companies listed in its group notification: Kairos Investment Management S.p.A and Kairos Partners SGR S.p.A. The shares directly held by the shareholder Kairos International SICAV are attributed to Kairos Partners SGR S.p.A.

	Different voting rights of major shareholders.	Not applicable. All of the Company’s shares confer the same voting rights.

	Direct or indirect control over the issuer and nature of such control.	Not applicable. The Company is not controlled by any of its shareholders.

B.7	Selected key historical financial information.

The following financial information of TLG is taken or derived from the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016, the unaudited condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 and the Company’s internal reporting system. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code (Handelsgesetzbuch (HGB)). The unaudited condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 have been prepared in accordance with IFRS on interim financial reporting (IAS 34). Additional information included in this Prospectus has been taken or derived from the audited unconsolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, which were prepared in accordance with the German Commercial Code (Handelsgesetzbuch (HGB)).

Ernst & Young Wirtschaftsprüfungsgesellschaft GmbH, Stuttgart, branch Berlin, Friedrichstraße 140, 10117 Berlin, Germany, has audited the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and the Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016, and issued, in each case, an unqualified audit opinion thereon.

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses, leading to corresponding retroactive changes in the comparative financial information for the fiscal year ended December 31, 2015. The following financial information for the fiscal year ended December 31, 2015 is taken or derived from the adjusted comparative financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, except for the discussion of the material changes in the fiscal years ended December 31, 2015 and 2014, which is based on the unadjusted financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015.

Where financial information in the following tables are labelled “audited”, this means that they have been taken from the audited financial statements mentioned above. The label “unaudited” is used in the following tables to indicate financial information that has not been taken from the audited financial statements mentioned above, but, rather, were taken either from the Company’s unaudited condensed interim consolidated financial statements mentioned above, or the Company’s internal reporting system, or have been calculated based on figures from the aforementioned sources.

All of the financial information presented in the text and tables below are shown in millions of euro (in EUR million), except as otherwise stated. Certain financial information (including percentages) in the following tables has been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in the following tables may not correspond in all cases to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

Selected Consolidated Financial Information

Consolidated Statement of Comprehensive Income Data

	For the year ended December 31,			For the three months ended March 31,
	2014	2015(1)	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Net operating income from letting activities	100.3	114.1	125.6	28.9	34.4
Income from letting activities	136.7	152.3	168.1	37.5	46.6
Expenses relating to letting activities	(36.5)	(38.2)	(42.5)	(8.6)	(12.2)
Result from the remeasurement of investment property	52.7	87.9	39.9	0.7	1.5
Result from the disposal of investment property	3.3	8.0	6.4	0.6	0.0
Result from the disposal of real estate inventory	7.3	0.8	0.0	0.0	0.0
Proceeds from the disposal of real estate inventory	26.1	0.8	0.0	0.0	0.0
Carrying amount of inventory disposed	(18.8)	(0.1)	(0.0)	(0.0)	0.0
Other operating income	16.8	4.2	0.8	0.4	0.5
Personnel expenses	(17.4)	(12.8)	(11.3)	(2.9)	(2.9)
Depreciation and amortization	(1.2)	(0.8)	(0.6)	(0.1)	(0.1)
Other operating expenses	(15.7)	(7.9)	(7.1)	(2.4)	(2.2)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	25.2	31.3
Financial income	0.6	0.4	0.3	0.1	0.0
Financial expenses	(24.3)	(23.8)	(25.7)	(5.8)	(9.1)
Gain/loss from the remeasurement of financial instruments	(2.1)	(0.8)	0.3	(1.1)	0.6

Earnings before taxes (EBT)	120.3	169.2	128.6	18.3	22.7
Income taxes	(31.6)	(38.3)	(34.5)	(5.4)	(7.0)

Net income	88.7	130.9	94.1	12.9	15.7
Other comprehensive income (OCI)
thereof non-recycling Actuarial gains/losses after taxes(2)	(0.9)	0.0	(0.3)	–	–
thereof will be reclassified to profit or loss Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes	(10.9)	1.7	(1.8)	(2.6)	2.8

Total comprehensive income for the year/period	76.8	132.6	92.1	10.3	18.5

(1)

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses, leading to corresponding retrospective changes in the comparative financial information for the fiscal year ended December 31, 2015. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated income statement, the net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses reported as of and for the fiscal year ended December 31, 2015 are shown in the amount of EUR 112.4 million, EUR 150.6 million, EUR 38.2 million, EUR 5.8 million and EUR 7.8 million, respectively.

(2)

Reported as actuarial loss from pension obligation, after taxes (versicherungsmathematischer Verlust aus Pensionsverpflichtungen) in the German language version of the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2014.

Consolidated Statement of Financial Position Data

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Non-current assets	1,525.2	1,776.8	2,240.8	2,213.8
Investment property	1,489.6	1,739.5	2,215.2	2,189.4
Advance payments on investment property	5.9	14.3	0.1	0.1
Property, plant and equipment	14.1	9.8	6.7	6.5
Intangible assets	1.7	1.6	1.4	1.5
Other non-current financial assets	2.5	2.5	4.8	4.8
Other assets	8.4	9.2	10.0	9.9
Deferred tax assets	3.0	–	2.7	1.6
Current assets	212.8	222.6	103.9	238.7
Inventories	1.5	1.1	1.1	1.1
Trade receivables	12.6	11.9	6.0	5.5
Receivables from income taxes	9.8	2.2	1.2	1.2
Other current financial assets	1.0	0.9	0.9	0.8
Other receivables and assets	13.3	6.9	7.1	7.4
Cash and cash equivalents	152.6	183.7	68.4	184.3
Assets classified as held for sale	22.0	15.9	19.2	38.5

Total assets	1,738.0	1,999.5	2,344.8	2,452.5

Equity	748.0	967.9	1,009.5	1,141.6
Subscribed capital	61.3	67.4	67.4	74.2
Capital reserves	343.0	439.5	440.3	547.0
Retained earnings	354.1	469.4	515.1	530.9
Other reserves	(13.0)	(11.2)	(13.3)	(10.5)
Equity attributable to the shareholders of the parent company	745.4	965.1	1,009.5	1,141.6
Non-controlling interests	2.6	2.8	–	–

Liabilities	990.0	1,031.6	1,335.3	1,310.9
Non-current liabilities	909.1	957.8	1,227.1	1,177.3
Non-current liabilities to financial institutions	731.1	746.7	975.2	925.3
Pension provisions	8.2	8.1	8.3	8.3
Non-current derivative financial instruments	17.8	15.9	20.4	16.5
Other non-current liabilities	1.5	1.2	5.5	5.4
Deferred tax liabilities	150.5	185.9	217.7	221.9
Current liabilities	80.9	73.8	108.1	133.6
Current liabilities due to financial institutions	39.3	36.0	65.2	97.2
Trade payables	13.9	14.9	21.2	18.3
Other current provisions	5.7	2.4	1.8	1.7
Tax liabilities	9.6	6.4	4.5	4.7
Other current liabilities	12.4	14.0	15.4	11.8

Total equity and liabilities	1,738.0	1,999.5	2,344.8	2,452.5

Consolidated Cash Flow Statement Data

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Cash flow from operating activities	76.2	104.9	121.5	26.2	23.8
Interest received	0.6	0.4	0.3	0.1	0.0
Interest paid	(47.2)	(23.0)	(28.4)	(8.3)	(10.2)
Income tax paid/received	(9.0)	1.6	(5.3)	(7.1)	(1.5)
Net cash flow from operating activities	20.5	83.9	88.0	10.9	12.2
Cash flow from investing activities	(20.5)	(150.3)	(414.1)	(89.2)	7.3
Cash flow from financing activities	13.7	97.5	210.7	(5.7)	96.4

Change in cash and cash equivalents	13.7	31.1	(115.3)	(84.0)	115.9

Additional Key Performance Indicators

TLG uses the key performance indicators Funds from operations (“FFO”) after taxes, the Net LTV and the net asset value calculated in accordance with the definition recommended by the EPRA (the “EPRA NAV”) as the most important indicators for measuring the operating and financial performance of TLG’s business and its internal controlling.

In addition, TLG expects rental income, net operating income from letting activities, EBITDA, the ratio of equity to total equity and liabilities (the “Equity Ratio”), and the EPRA Vacancy Rate to be of use for potential investors as key performance indicators in evaluating TLG’s operating and financial performance.

However, the key performance indicators described in this section are not recognized as measures under IFRS and should not be considered as substitutes for figures on net assets, earnings before taxes, net income, net cash flow from operating activities or other data from the consolidated statement of comprehensive income, the consolidated cash flow statement or the consolidated statement of financial position, as determined in accordance with IFRS, or as measures of profitability or liquidity. Such key performance indicators do not necessarily indicate that cash flows will be sufficient or available for TLG’s cash requirements, nor is any such measure indicative of TLG’s historical operating results. The key performance indicators described in this section are not meant to be indicative of future results. Because not all companies calculate these key performance indicators in the same way, TLG’s presentation of such key performance indicators is not necessarily comparable with similarly-titled measures used by other companies, including companies in the real estate sector.

Performance and Profitability
The following table provides information on TLG’s key performance and profitability measures for the periods presented:

	For the year ended December 31,				For the three months ended March 31,
	2014	2015		2016	2016	2017
	(audited and in EUR million, unless otherwise specified)				(unaudited) (in EUR million, unless otherwise specified)
Rental income(1)	114.8	127.4		140.5	32.5	39.2
Net operating income from letting activities(2)	100.3	114.1	(3)	125.6	28.9	34.4
EBITDA (unaudited)	94.6	106.3		114.4	24.6	29.8
FFO after taxes (unaudited)	52.4	64.0		76.9	17.1	21.1
FFO after taxes per share (in EUR) (unaudited)	0.97	1.03		1.14	0.25	0.29

(1)

Rental income refers to income from letting activities without income from recharged operating costs and income from other goods and services as shown in the consolidated statement of comprehensive income for the respective period.

(2)

Net operating income from letting activities refers to income from letting activities less expenses related to letting activities, all as shown in the consolidated statement of comprehensive income for the respective period.

(3)

For the fiscal year ended December 31, 2015, the net operating income from letting activities is derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015, as reported in the consolidated income statement in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, the net operating income from letting activities is reported in the consolidated income statement as of and for the fiscal year ended December 31, 2015 with EUR 112.4 million.

EBITDA

EBITDA is defined as net income/loss before income taxes, financial income, financial expenses, gain/loss from the remeasurement of derivative financial instruments, depreciation and amortization, as well as the result from the remeasurement of investment property, all as shown in the Company’s respective consolidated financial statements.

The following table shows the calculation of EBITDA starting from net income for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited, unless otherwise specified) (in EUR million)			(unaudited) (in EUR million)
Net income	88.7	130.9	94.1	12.9	15.7
Income taxes	31.6	38.3	34.5	5.4	7.0

Earnings before taxes (EBT)	120.3	169.2	128.6	18.3	22.7
Financial income	(0.6)	(0.4)	(0.3)	(0.1)	(0.0)
Financial expenses	24.3	23.8	25.7	5.9	9.1
Gain/loss from the remeasurement of derivative financial instruments	2.1	0.8	(0.3)	1.1	(0.6)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	25.2	31.3
Depreciation and amortization	1.2	0.8	0.6	0.1	0.1
Result from the remeasurement of investment property	(52.7)	(87.9)	(39.9)	(0.7)	(1.5)

EBITDA (unaudited)	94.6	106.3	114.4	24.6	29.8

FFO After Taxes

FFO after taxes is a measure of cash generation for real estate companies. The Company defines FFO after taxes as net income/loss adjusted for the result from the remeasurement of investment property, the result from the disposal of investment property, the result from the disposal of real estate inventory, the gain/loss from the remeasurement of derivative financial instruments and other effects, as well as deferred taxes and tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, as well as from the costs of capital market transactions and from aperiodic effects.

The following table shows the calculation of FFO after taxes as well as FFO after taxes per share for the periods presented:

	For the year ended December 31,					For the three months ended March 31,
	2014	2015		2016		2016	2017
	(audited and in EUR million, unless otherwise specified)					(unaudited) (in EUR million, unless otherwise specified)

Net income	88.7	130.9		94.1		12.9	15.7
Income taxes	31.6	38.3		34.5		5.4	7.0

Earnings before taxes (EBT)	120.3	169.2		128.6		18.3	22.7
Result from the disposal of investment property	(3.3)	(8.1	)(1)	(6.1	)(1)	(0.6)	0.0
Result from the disposal of real estate inventories	(7.3)	(0.8)		(0.0)		(0.0)	0.0
Result from the remeasurement of investment property	(52.7)	(87.9)		(39.9)		(0.7)	(1.5)
Gain/loss from the remeasurement of derivative financial instruments	2.1	0.8		(0.3)		1.1	(0.6)
Other effects (unaudited)(2)	2.8	(1.2)		0.9		0.3	2.0

FFO before taxes (unaudited)	61.9	72.1		83.2		18.5	22.6

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited and in EUR million, unless otherwise specified)			(unaudited) (in EUR million, unless otherwise specified)

Income taxes	(31.6)	(38.3)	(34.5)	(5.4)	(7.0)
Deferred taxes	65.5	34.6	30.1	4.1	4.4
Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects (unaudited)(3)	(43.4)	(4.4)	(2.0)	–	1.2

FFO after taxes (unaudited)	52.4	64.0	76.9	17.1	21.1
Average number of shares on issue (in million)(4)	53.8	62.0	67.4	67.4	71.9

FFO after taxes per share (in EUR) (unaudited)	0.97	1.03	1.14	0.25	0.29

(1)

Unaudited. Including the result from the disposal of Grimma business park in an amount of EUR 0.1 million in 2015 and expenses from the purchase price adjustment for Grimma business park in an amount of EUR 0.3 million in 2016, held as an investment in a subsidiary; disclosed in other operating income and other operating expenses (transaction costs) of the consolidated statement of comprehensive income.

(2)	Other effects comprise:
(a)

the depreciation of owner-occupied property (IAS 16) of EUR 0.3 million in 2014, EUR 0.2 million in 2015, EUR 0.1 million in 2016, EUR 0.0 million in the three months ended March 31, 2016 and EUR 0.0 million in the three months ended March 31, 2017;

	(b)	income from the service contract with TAG Wohnen GmbH, which expired in 2014, of EUR 0.6 million in 2014 and EUR 0.0 million in 2015;
(c)

personnel restructuring expenses of EUR 0.5 million in 2014, EUR 0.7 million in 2015, EUR 0.5 million in 2016, EUR 0.3 million in the three months ended March 31, 2016 and EUR 0.1 million in the three months ended March 31, 2017;

	(d)	expenses from share-based payments to the Company’s management board (the “Management Board”) of EUR 3.6 million in 2014 and EUR 1.0 million in 2015;
	(e)	income from the reversal of provisions for subsidies reclaimed of EUR 2.3 million in 2014, EUR 1.3 million in 2015 and EUR 0.4 million in 2016;
	(f)	income from insurance compensation and the payment of damages paid by a notary of EUR 1.0 million in 2015;
	(g)	income from the reversal of the provision for construction costs of EUR 0.7 million in 2015;
	(h)	IPO and share acquisition transaction costs of EUR 1.4 million in 2014, EUR 1.0 million in 2016 and EUR 0.0 million in the three months ended March 31, 2017;
	(i)	income from the reversal of provisions for property purchase agreements of EUR 0.3 million in 2016; and
	(j)	expenses for the prepayment of loans of EUR 1.8 million in the three months ended March 31, 2017.
(3)

Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects comprise:

	(a)	adjustments of the reverse effect from the income tax effective settlement of interest rate hedge transactions (originally decreasing income tax expense), which amounted to EUR 6.3 million in 2014;
(b)

adjustments of tax effects from costs of capital market transactions related to the reverse effect from the income tax effective IPO expenses and the capital increase in January 2017 (originally decreasing income tax expense), which amounted to EUR 0.4 million in 2014, EUR 0.4 million in 2016 and EUR 1.2 million during the three months ended March 31, 2017; and

(c)

adjustments of the reverse effect from the aperiodic income tax effects (originally decreasing income tax expense), which amounted to EUR 36.7 million in 2014, EUR 4.4 million in 2015 and EUR 1.6 million in 2016.

(4)

Before the Company was transformed into a stock corporation (Aktiengesellschaft) in September 2014, it was a limited liability company (Gesellschaft mit beschränkter Haftung). For purposes of comparison, the average weighted number of shares issued for the year ended December 31, 2014 is the number that would have existed if the Company had already been a stock corporation as of January 1, 2014 with the resulting number of shares issued based on the subscribed capital at that time. The total number of shares issued amounted to 61.3 million as of December 31, 2014, 67.4 million as of December 31, 2015, March 31, 2016 and December 31, 2016 and 74.2 million as of March 31, 2017.

Financing and Leverage
The following table provides information on TLG’S key financing and leverage measures as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in %)			(in %)
Equity Ratio (unaudited)	43.0	48.4	43.1	46.5
Net LTV	40.3	33.6	43.4	37.5

Equity Ratio

The Equity Ratio is defined as the ratio of equity to total equity and liabilities.
The following table shows the calculation of the Equity Ratio as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2016
	(audited and in EUR million, unless otherwise specified)			(unaudited) (in EUR million, unless otherwise specified)
Equity	748.0	967.9	1,009.5	1,141.6
Total equity and liabilities	1,738.0	1,999.5	2,344.8	2,452.5

Equity Ratio (in %) (unaudited)	43.0	48.4	43.1	46.5

Net LTV

The Net LTV is defined as the ratio of net debt (sum of non-current and current liabilities due to financial institutions less cash and cash equivalents), to real estate (sum of investment property, advance payments on investment property, owner-occupied property, non-current assets classified as held for sale and inventories).

The following table shows the calculation of the Net LTV as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited) (in EUR million, unless otherwise specified)			(unaudited) (in EUR million, unless otherwise specified)
Investment property (IAS 40)	1,489.6	1,739.5	2,215.2	2,189.4
Advance payments on investment property (IAS 40)	5.9	14.3	0.1	0.1
Owner-occupied property (IAS 16)	12.9	9.3	6.1	6.3
Non-current assets classified as held for sale (IFRS 5)	22.0	15.9	19.2	38.5
Inventories (IAS 2)	1.5	1.1	1.1	1.1

Real estate	1,531.9	1,780.1	2,241.7	2,235.3
Liabilities to financial institutions	770.4	782.7	1,040.4	1,022.4
Cash and cash equivalents	(152.6)	(183.7)	(68.4)	(184.3)

Net debt	617.8	599.0	972.0	838.1

Net LTV (in %)	40.3	33.6	43.4	37.5

EPRA Key Performance Indicators

The EPRA NAV is calculated in accordance with the definition recommended by the EPRA and used as an indicator of TLG’s long-term equity. The EPRA NAV is calculated based on equity attributable to the shareholders of the parent company (i) plus fair value adjustment of owner-occupied property (IAS 16) and fair value adjustment of properties in inventories (IAS 2), and (ii) excluding the fair value of derivative financial instruments, deferred tax assets, deferred tax liabilities and goodwill.

The EPRA Vacancy Rate is defined as the market rental value of vacant space in relation to the market rental value of the whole portfolio.

The following table shows the calculation of EPRA NAV and the EPRA Vacancy Rate as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited and in EUR million, unless otherwise specified)			(unaudited) (in EUR million, unless otherwise specified)
Equity attributable to the shareholders of the parent company	745.4	965.1	1,009.5	1,141.6
Fair value adjustment of owner-occupied properties (IAS 16) (unaudited)(1)	3.9	5.6	5.3	5.1
Fair value adjustment of inventories (IAS 2) (unaudited)(2)	0.6	0.3	1.4	1.4
Fair value of derivative financial instruments (unaudited)	17.8	15.9	18.1	14.2
Deferred tax assets	(3.0)	–	(2.7)	(1.6)
Deferred tax liabilities	150.5	185.9	217.7	221.9
Goodwill	(1.2)	(1.2)	(1.2)	(1.2)

EPRA NAV (unaudited)	914.0	1,171.6	1,248.3	1,381.5
Number of shares outstanding (in thousand)	61,302	67,432	67.432	74,176

EPRA NAV per share (in EUR) (unaudited)	14.91	17.37	18.51	18.62
EPRA Vacancy Rate (in %) (unaudited)	3.9	3.7	3.8	3.3

(1)    Fair value adjustment of owner-occupied properties (IAS 16) means the surplus arising from the remeasurement at fair value of owner-occupied properties, which are included under IFRS in the consolidated statement of financial position at the lower of cost less any accumulated depreciation and impairments and fair value.

(2)    Fair value adjustment of inventories (IAS 2) means the surplus arising from the remeasurement at fair value of trading properties, which are recognized under IFRS at the lower of cost and net realizable value and recognized under inventories in the consolidated statement of financial position.

Significant changes to the Company’s financial condition and operating results during and after the period covered by the historical key financial information.

The following material changes in TLG’s financial condition and operating results occurred in the three months ended March 31, 2017 and March 31, 2016 and the fiscal years ended December 31, 2016, 2015 and 2014.

Three Months Ended March 31, 2017 and March 31, 2016

Net income from letting activities increased from EUR 28.9 million in the three months ended March 31, 2016 by 19.0% to EUR 34.4 million in the three months ended March 31, 2017, mainly due to the additional properties for which closing had occurred and which are now managed by TLG. In the three months ended March 31, 2017, result from the remeasurement of investment property increased from EUR 0.7 million in the three months ended March 31, 2016 to EUR 1.5 million, mainly reflecting higher remeasurement gains in connection with the sale of certain properties. Net income increased from EUR 12.9 million in the three months ended March 31, 2016 by 21.7% to EUR 15.7 million in the three months ended March 31, 2017.

In the three months ended March 31, 2017, the carrying amount (fair value) of investment property decreased by 1.2% from EUR 2,215.2 million as of December 31, 2016 to EUR 2,189.4 million as of March 31, 2017, mainly reflecting divestitures of smaller properties as part of TLG’s strategy of focusing on the management of larger properties. Equity increased from EUR 1,009.5 million as of December 31, 2016 by 13.1% to EUR 1,141.6 million as of March 31, 2017.

Fiscal Years Ended December 31, 2016 and December 31, 2015

Net operating income from letting activities increased by 10.1% from EUR 114.1 million in the fiscal year ended December 31, 2015 to EUR 125.6 million in the fiscal year ended December 31, 2016, mainly due to the acquisition of additional properties as part of TLG’s growth strategy, which led to an increase in the total lettable area of TLG’S portfolio by 9.5%. In the fiscal year ended December 31, 2016, result from the remeasurement of investment property decreased by 54.6% from EUR 87.9 million during the fiscal year ended December 31, 2015 to EUR 39.9 million, due to the fact that the favorable effects of market conditions led to less pronounced valuation gains during the fiscal year ended December 31, 2016 compared to the previous year. Net annual income decreased from EUR 130.9 million in the fiscal year ended December 31, 2015 by 28.1% to EUR 94.1 million in the fiscal year ended December 31, 2016.

In the fiscal year 2016, the carrying amount (fair value) of investment property saw a significant increase of 27.3% from EUR 1,739.5 million as of December 31, 2015 to EUR 2,215.2 million as of December 31, 2016, driven by acquisitions of further properties, particularly in the office asset class. Equity increased by 4.3% from EUR 967.9 million as of December 31, 2015 to EUR 1,009.5 million as of December 31, 2016.

Fiscal Years Ended December 31, 2015 and December 31, 2014

Net operating income from letting activities increased by 12.1%, from EUR 100.3 million in the fiscal year ended December 31, 2014 to EUR 112.4 million in the fiscal year ended December 31, 2015 (based on the financial information shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustment of several changed gain and loss positions in the consolidated income statement in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016). This increase was primarily due to the fact that expenses related to letting activities increased less strongly than income from letting activities as a result of TLG’s focus on acquisitions and cutting costs. Result from the remeasurement of investment property increased by 66.8% from EUR 52.7 million in the fiscal year ended December 31, 2014 to EUR 87.9 million in the fiscal year ended December 31, 2015. This increase was primarily driven by positive market trends, a decrease in the EPRA Vacancy Rate and an increase in average monthly rent per square meter. Net income increased from EUR 88.7 million in the fiscal year ended December 31, 2014 to EUR 130.9 million in the fiscal year ended December 31, 2015.

In the fiscal year 2015, the carrying amount (fair value) of investment property increased by 16.8% from EUR 1,489.6 million as of December 31, 2014 to EUR 1,739.5 million as of December 31, 2015, mainly due to an increase in the fair value of retail properties as a result of acquisitions. Equity increased from EUR 748.0 million as of December 31, 2014 to EUR 967.9 million as of December 31, 2015.

Recent Developments

On May 10, 2017, the Company announced its intention to submit a voluntary public takeover offer for all shares of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (the “Target” and, together with its consolidated subsidiaries, “WCM”) in the form of an exchange offer (the “Offer”). On that same date, the Company and the Target entered into a business combination agreement with respect to the Offer. For further information on the Offer, see E.3.

Between March 31, 2017 and June 25, 2017, TLG sold six properties with an aggregate property value of EUR 4.3 million. Furthermore, as of June 25, 2017, TLG had signed agreements to sell an additional 23 properties with an aggregate property value of EUR 35.4 million.

Except for the developments mentioned above, no significant changes in TLG’s financial or trading position, financial performance or cash flows have occurred between March 31, 2017, and the date of publication of this Prospectus.

B.8	Selected key pro forma financial information.

In connection with the Offer, the Company has prepared the following pro forma consolidated financial information comprising pro forma consolidated statements of income for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to March 31, 2017, as well as a pro forma consolidated statement of financial position as at March 31, 2017, supplemented by pro forma notes (the “Pro Forma Consolidated Financial Information”).

The purpose of the Pro Forma Consolidated Financial Information is to present the material effects the completion of the Offer (the “Completion”) would have had on:

•       the consolidated statement of income based on the historical consolidated financial statements of the Company as af and for the fiscal year ended December 31, 2016 if TLG had already existed in the structure created through the completion of the Offer since January 1, 2016;

•       the consolidated statement of income based on the historical condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 if TLG had already existed in the structure created through the completion of the Offer since January 1, 2016; and

•       the consolidated statement of financial position as at March 31, 2017 of the condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 if TLG had existed in the structure created through the completion of the Offer as at March 31, 2017.

The Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only. As, given its nature, the Pro Forma Consolidated Financial Information merely describes a hypothetical situation and is based on assumptions, it does not represent the actual net assets, financial position and results of operations of TLG. It is also not intended to forecast the net assets, financial position and results of operations of TLG on any future date. The Pro Forma Consolidated Financial Information is only meaningful in conjunction with the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 and the condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017.

For arithmetical reasons, rounding differences with respect to the mathematically accurate results (monetary units, percentages etc.) may occur in the tables.

The Pro Forma Consolidated Financial information has been prepared in accordance with the IDW Accounting Practice Statement: Preparation of Pro Forma Financial Information (IDW AcPS AAB 1.004) (IDW Rechnungslegungshinweis: Erstellung von Pro-Forma-Finanzinformationen (IDW RH HFA 1.004)) as promulgated by the Institute of Public Auditors in Germany (IDW, Institut der Wirtschaftsprüfer in Deutschland e.V.).

The necessary pro forma adjustments are based on available information, estimates and certain assumptions as described in the pro forma notes to the Pro Forma Consolidated Financial Information.

The Pro Forma Consolidated Financial Information has been prepared on the assumption that the shareholders of the Target have accepted the Offer for 100% of the shares and that the acquisition of 100% of the shares in the Target, including the implementation of the necessary capital increase by the Company through the contribution of the shares purchased in the Target as contributions in kind, took place on January 1, 2016 (for the pro forma consolidated statements of income) and on March 31, 2017 (for the pro forma consolidated statement of financial position).

Pro forma consolidated statement of income for the period from January 1, 2016 to December 31, 2016

	Historical financial information				Pro forma consolidated statement of income
	TLG	WCM	Total	Pro forma adjustments
	January 1, 2016 to December 31, 2016
	(in EUR thousand, unless indicated otherwise)
Net operating income from letting activities	125,588	29,796	155,384		155,384
Income from letting activities	168,062	39,366	207,428		207,428
a) Rental income	140,464	32,613	173,077		173,077
b) Income from recharged operating costs	23,662	6,753	30,415		30,415
c) Income from other goods and services	3,936	0	3,936		3,936
Expenses relating to letting activities	(42,474)	(9,570)	(52,044)		(52,044)
d) Expenses from operating costs	(29,979)	(7,683)	(37,662)		(37,662)
e) Maintenance expenses	(6,618)	(441)	(7,059)		(7,059)
f) Other services	(5,877)	(1,446)	(7,323)		(7,323)
Result from the remeasurement of investment property	39,860	29,213	69,073		69,073
Result from the disposal of investment property	6,381	0	6,381		6,381
Result from the disposal of real estate inventory	10	799	809		809
a) Proceeds from the disposal of real estate inventory	11	7,040	7,051		7,051
b) Carrying amount of real estate inventory disposed	(1)	(6,241)	(6,242)		(6,242)
Other operating income	777	1,327	2,104		2,104
Personnel expenses	(11,261)	(4,575)	(15,836)		(15,836)
Depreciation and amortisation	(561)	(1,086)	(1,647)		(1,647)
Other operating expenses	(7,140)	(12,725)	(19,865)	(9,968)	(29,833)

Earnings before interest and taxes (EBIT)	153,654	42,747	196,401	(9,968)	186,434
Financial income	313	361	674		674
Financial expenses	(25,650)	(8,220)	(33,870)	2,333	(31,537)
Gain/loss from the remeasurement of derivative financial instruments	299	0	299		299

Earnings before taxes (EBT)	128,616	34,888	163,504	(7,635)	155,869
Income taxes	(34,507)	(5,280)	(39,787)		(39,787)

Net income	94,109	29,609	123,718	(7,635)	116,083
Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests	111	2,042	2,153	(1,754)	399
The shareholders of the parent company	93,998	27,566	121,564	(5,880)	115,684
Earnings per share (undiluted) (in EUR)	1.39	0.21			1.27
Earnings per share (diluted) (in EUR)	1.39	0.21			1.26

Pro forma consolidated statement of income for the period from January 1, 2017 to March 31, 2017

	Historical financial information				Pro forma consolidated statement of income
	TLG	WCM	Total	Pro forma adjustments
	January 1, 2017 to March 31, 2017
	(in EUR thousand, unless indicated otherwise)
Net operating income from letting activities	34,394	9,966	44,360		44,360
Income from letting activities	46,554	13,033	59,587		59,587
a) Rental income	39,229	10,849	50,078		50,078
b) Income from recharged operating costs	6,723	2,184	8,907		8,907
c) Income from other goods and services	602	0	602		602
Expenses relating to letting activities	(12,160)	(3,067)	(15,227)		(15,227)
d) Expenses from operating costs	(10,138)	(2,524)	(12,662)		(12,662)
e) Maintenance expenses	(984)	(55)	(1,039)		(1,039)
f) Other services	(1,038)	(488)	(1,526)		(1,526)
Result from the remeasurement of investment property	1,536	14,554	16,090		16,090
Result from the disposal of investment property	0	0	0		0
Result from the disposal of real estate inventory	0	0	0		0
a) Proceeds from the disposal of real estate inventory	0	0	0		0
b) Carrying amount of real estate inventory disposed	0	0	0		0
Other operating income	520	18	538		538
Personnel expenses	(2,900)	(1,043)	(3,943)		(3,943)
Depreciation and amortisation	(142)	(254)	(396)		(396)
Other operating expenses	(2,156)	(3,019)	(5,175)		(5,175)

Earnings before interest and taxes (EBIT)	31,252	20,222	51,474		51,474
Financial income	23	39	62		62
Financial expenses	(9,113)	(2,044)	(11,157)	(2,313)	(13,470)
Gain/loss from the remeasurement of derivative financial instruments	586	0	586		586

Earnings before taxes (EBT)	22,748	18,216	40,964	(2,313)	38,652
Income taxes	(7,039)	(3,330)	(10,369)		(10,369)

Net income for the period	15,709	14,885	30,594	(2,313)	28,282
Of the net income for the period, the following is attributable to:
Non-controlling interests	0	3,399	3,399	(3,348)	51
The shareholders of the parent company	15,709	11,486	27,195	1,035	28,231
Earnings per share (undiluted) (in EUR)	0.21	0.09			0.29
Earnings per share (diluted) (in EUR)	0.21	0.08			0.29

Pro forma consolidated statement of financial position as at March 31, 2017

	Historical financial information				Pro forma consolidated statement of financial position
	TLG	WCM	Total	Pro forma adjustments
	March 31, 2017
	(in EUR thousand)
A. Non-current assets	2,213,819	810,169	3,023,988	142,799	3,166,787
Investment property	2,189,403	796,303	2,985,706		2,985,706
Advance payments on investment property	102	612	714		714
Property, plant and equipment	6,496	3,237	9,733		9,733
Intangible assets	1,498	186	1,684	142,799	144,483
Other non-current financial assets	4,806	7,979	12,785		12,785
Other assets	9,931	1,852	11,783		11,783
Deferred tax assets	1,583	0	1,583		1,583
B. Current assets	238,729	38,030	276,759	(9,663)	267,096
Inventories	1,103	0	1,103		1,103
Trade receivables	5,479	1,408	6,887		6,887
Receivables from income taxes	1,170	325	1,495		1,495
Other current financial assets	839	3,994	4,833		4,833
Other receivables and assets	7,369	3,576	10,945	304	11,249
Cash and cash equivalents	184,300	28,727	213,027	(9,968)	203,059
Non-current assets classified as held for sale	38,469	0	38,469		38,469

Total assets	2,452,548	848,199	3,300,747	133,135	3,433,883

A. Equity	1,141,621	325,868	1,467,489	98,794	1,566,283
Subscribed capital	74,176	131,965	206,141	(108,020)	98,121
Capital reserves	547,004	99,578	646,582	310,596	957,178
Retained earnings	530,924	82,720	613,644	(92,689)	520,955
Other reserves	(10,483)	0	(10,483)		(10,483)
Equity attributable to the shareholders of the parent company	1,141,621	314,262	1,455,883	109,888	1,565,771
Non-controlling interests		11,606	11,606	(11,094)	512
B. Liabilities	1,310,927	522,331	1,833,258	34,341	1,867,599
I. Non-current liabilities	1,177,317	461,408	1,638,725	25,526	1,664,251
Non-current liabilities due to financial institutions	925,272	443,151	1,368,423	14,128	1,382,551
Pension provisions	8,305	0	8,305		8,305
Non-current derivative financial instruments	16,456	0	16,456		16,456
Other non-current liabilities	5,405	5,817	11,222	11,398	22,620
Deferred tax liabilities	221,879	12,440	234,319		234,319
II. Current liabilities	133,610	60,923	194,533	8,815	203,349
Current liabilities due to financial institutions	97,167	38,237	135,404	4,255	139,659
Trade payables	18,319	4,704	23,023		23,023
Other current provisions	1,660	3,785	5,445		5,445
Tax liabilities	4,703	651	5,354		5,354
Other current liabilities	11,761	13,547	25,308	4,560	29,867

Total equity and liabilities	2,452,548	848,199	3,300,747	133,135	3,433,883

B.9	Profit forecast and estimate.	Based on the developments in the fiscal year 2017 so far, the Company expects the FFO after taxes of TLG for the fiscal year 2017 to amount to between approximately EUR 86 million and EUR 88 million.

B.10	Qualifications in the audit report on the historical financial information.	Not applicable. The audit opinions on the audited historical financial statements included in this Prospectus have been issued without qualification.

B.11	Insufficiency of the issuer’s working capital for its present requirements.	Not applicable. The Company is of the opinion that TLG is in a position to meet the payment obligations that become due within at least the next twelve months.

C – Securities

C.1	Type and class of the securities being admitted to trading.	Up to 24,521,163 new bearer shares with no par-value (Stückaktien), each with a notional value of EUR 1.00 and full dividend rights from January 1, 2017, of the Company (the “Offer Shares”).

	Security identification number.	ISIN/WKN/Common Code/Ticker Symbol:

International Securities Identification Number (ISIN): DE000A12B8Z4

German Securities Code (Wertpapierkennnummer (WKN)): A12B8Z

Common Code: 111597880

Ticker Symbol: TLG

C.2	Currency.	Euro.

C.3	The number of shares issued and fully paid.	74,175,558 bearer shares with no par-value (Stückaktien). The share capital has been fully paid up.

	Notional value.	Each of the shares of the Company represents a notional share of EUR 1.00 in the Company’s share capital.

C.4	Rights attached to the securities.	Each share in the Company carries one vote at the Company’s shareholders’ meeting. There are no restrictions on voting rights. The shares carry full dividend rights from January 1, 2017.

C.5	Restrictions on the free transferability of the securities.

Not applicable. The Company’s shares are freely transferable in accordance with the legal requirements for bearer shares. There are no prohibitions or restrictions on disposals with respect to the transferability of the Company’s shares.

C.6	Application for admission to trading on a regulated market and identity of regulated markets where the securities are to be traded.

The Company will apply to have the Offer Shares admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) following the registration of the execution of the capital increase for the creation of the Offer Shares in the commercial register. Such registration is expected to occur at the beginning of October 2017.

C.7	Dividend policy.

The Company intends to pay dividends in the amount of at least 70% of its annual FFO after taxes, provided that TLG’s business performance remains at least stable. The Company currently plans to pay a dividend in line with this target for the fiscal year ending December 31, 2017.

D – Risks

D.1	Key risks specific to the issuer and its industry.

An investment in the shares of the Company is subject to risks. Therefore, investors should carefully consider the following risks and the other information contained in this Prospectus when deciding whether to invest in the Company’s shares. The market price of the Company’s shares could fall if any of these risks were to materialize, in which case investors could lose some or all of their investment. The following risks, alone or together with additional risks and uncertainties not currently known to the Company, or that the Company might currently deem immaterial, could materially adversely affect TLG’s business, net assets, financial condition, results of operations and cash flows.

The order in which the risks are presented is not an indication of the likelihood of the risks actually materializing, or the significance or degree of the risks or the scope of any potential harm to TLG’s business, net assets, financial condition, results of operations or cash flows. The risks mentioned herein may materialize individually or cumulatively.

Market and Business Risks

• TLG could be adversely affected by negative developments in the German economy and commercial real estate markets.

• TLG could be adversely affected by a deterioration of economic conditions and the business environment in its key markets, in particular, negative demographic trends.

•        TLG may not be able to implement its strategy of growing through acquisitions. In particular, the expansion of TLG’S activities in western Germany exposes TLG to risks due to an unfamiliar market which makes it more difficult to evaluate future prospects. Also, future acquisitions may pose problems due to a lack of attractive properties or portfolios available for purchase, competition for such acquisitions or an inability to obtain the required acquisition financing.

•        TLG may be unable to identify all risks associated with properties or portfolios it acquires and may overestimate the value and/or financial performance of such acquisitions, in particular with regard to potential acquisitions in western Germany.

• Increasing competition in the German commercial real estate markets could lead to falling rent levels or a compression of yields.

• TLG could be subject to liability claims in connection with sold properties.

•        TLG’s portfolio bears certain concentration risks. Long-term socioeconomic trends could adversely affect demand for TLG’s office, retail and hotel properties, or negatively affect TLG’s major tenants and its most valuable properties. Furthermore, TLG’s profits may be adversely affected if it cannot pass on fixed operating costs to its tenants.

• TLG may be unable to find or retain suitable and solvent tenants on acceptable terms and existing tenants may be unable to meet their payment obligations.

• Indexation clauses in TLG’s lease agreements could adversely affect TLG’s rental income.

• TLG may incur substantial unexpected maintenance, repair and modernization costs and failure to undertake appropriate maintenance measures could adversely affect its rental income.

Risks Regarding the Valuation of TLG’s Portfolio

• The Valuation Report and financial information contained in this Prospectus may incorrectly assess the value of TLG’s properties.

• TLG may be required to adjust the current values of its investment properties or record lower results from the remeasurement of investment property and therefore recognize significant losses.

Financing Risks

• TLG’s ability to repay existing and future debt could be limited and TLG may be unable to obtain new sources of financing at attractive terms, or at all.

•        If TLG breaches covenants under its current or future financing, it could be forced to sell properties at economically unattractive conditions and its creditors or security agents could seize or realize significant collateral, which could ultimately lead to an insolvency of the Company.

Regulatory, Legal and Tax Risks

• TLG may be adversely affected by changes to the general regulatory environment in Germany.

• TLG may incur costs in connection with residual pollution, including wartime ordnance, soil contaminations and hazardous materials.

• Clauses in TLG’s lease agreements may be invalid and some of these agreements may not fulfill the strict written form requirements under German law.

• TLG is exposed to risks from potential future legal disputes.

• TLG may be adversely affected by changes to the general tax environment in Germany as such changes might result in an increase of TLG’s tax burden.

Risks related to the Offer

• The Offer could be delayed or even fail.

•        The integration of WCM into TLG (the “Integration”) may not be successful or may not proceed as planned or may involve higher or unexpected costs and the Company may be required to effect the Completion despite a material adverse change.

• The expected synergies in connection with the Integration may not be fully realized, or at all, and the actual synergies may be offset by higher than anticipated costs.

• Shareholders of the Target that do not accept the Offer may delay or prevent future measures enacted for the benefit of the Integration.

•        If the Offer fails, the value of any of the Target’s shares that have been tendered into the Offer may fluctuate before such shares are retransferred to the relevant shareholders of the Target, and the Company will not compensate the Target’s shareholders in connection with such fluctuations.

•        The Company could not conduct a full due diligence investigation of WCM prior to launching the Offer and therefore may have been unable to correctly identify and assess all risks associated with the Offer or the Completion.

• The Pro-Forma-Consolidated-Financial-Information is presented for illustrative purposes only and is not an indication of the Combined

Group’s (as defined in E.2a) future business, net assets, financial condition or results of operations. It is to be assumed that those will differ materially from the Pro-Forma-Consolidated-Financial-Information.

• Real estate transfer tax (Grunderwerbsteuer) may be triggered in connection with the Completion.

• The Completion could lead to a loss of tax loss carryforwards of WCM.

•        Financing agreements and other agreements of WCM contain change of control conditions that may be triggered by the Completion and TLG may be unable to refinance WCM’s financing agreements. The Combined Group (as defined in E.2a) could be adversely affected by the termination of any of WCM’s existing agreements.

D.3	Key risks specific to the securities.	Risks related to the Company’s shares

• Future capital measures could lead to substantial dilution (i.e., a reduction in the value of existing shareholders’ interests in the Company).

• Any future sales of shares of the Company by a major shareholder of the Company could depress the market price of the shares.

• The share price and trading volume of the Company’s shares may fluctuate significantly, which could result in substantial losses.

•        The Company’s ability to pay dividends depends on a variety of factors. Dividends paid in the past are not necessarily indicative of future dividend payments, and the Company’s dividend policy may change.

•        The forecast of TLG’s FFO after taxes for the 2017 fiscal year could materially differ from TLG’s actual FFO after taxes for the 2017 fiscal year and the Company could decide to reduce its dividend payments.

E – Offer

E.1	Total net proceeds.	Not applicable. The Company will not receive any proceeds from the Offer.

Estimate of the total expenses of the Offer, including estimated expenses charged to the investor by the issuer.

The Company expects that the total costs incurred by TLG in connection with the Offer (legal, banking and other professional fees and costs) will not exceed EUR 10.0 million.

Acceptance of the Offer is free of fees and expenses for shareholders of the Target who hold their shares at a domestic custodian bank (except for costs for transmitting the declaration of acceptance to the respective custodian bank). To this end, the Company will pay the custodian banks a market standard commission, of which the custodian banks will be informed separately.

Any additional costs and expenses imposed by custodian banks or foreign securities service companies, as well as any expenses incurred outside Germany, will, however, have to be borne by the respective shareholders of the Target.

E.2a	Reasons for the Offer.	The Offer provides TLG with the following advantages in particular:

• After a period of strong growth since the Company’s IPO, the successful completion of the Offer allows to create a platform with a total portfolio value of approximately EUR 3 billion.

• The transaction strengthens TLG’s position in the already existing portfolio locations of Berlin, Dresden, Leipzig and Frankfurt am Main.

•        TLG keeps its balanced portfolio structure within the combined group consisting of TLG and WCM (the “Combined Group”), with a focus on office and retail properties, which offer an attractive combination of revenue, guaranteed cash flow and appreciation potential.

• The successful completion of the Offer will facilitate the expansion of TLG’s established business model all over Germany.

•        A successful completion of the Offer will furthermore enable the realization of financial synergies, which are expected to amount to approximately EUR 5.0 million per year once the integration has been completed.

• The form of the Offer as a purely share-based exchange offer allows TLG to keep the conservative balance profile with a conservative net debt ratio for the Combined Group.

Use of Proceeds, estimated net amount of the proceeds.

Not applicable. All Offer Shares will be delivered to the shareholders of the Target who have validly tendered their shares in exchange for the Offer Consideration (as defined in E.3). TLG will therefore not receive any proceeds from the Offer.

E.3	Terms and conditions of the Offer.

On May 10, 2017, the Company announced its intention to submit the Offer. The Company is offering to exchange 4 Offer Shares for every 23 shares of the Target validly tendered into the Offer (or 5.75 shares of the Target for every Offer Share (the “Offer Consideration”)).

This Prospectus relates to up to 24,521,163 new bearer shares with no par-value (Stückaktien) of the Company from a capital increase against contributions in kind resolved by the Management Board on May 10, 2017, approved by the Company’s supervisory board on the same day, utilizing the authorized capital 2014/II, each such share representing a notional value of EUR 1.00 and carrying full dividend rights from the fiscal year 2017, while excluding subscription rights of existing shareholders, in order to create the Offer Shares.

Important Notices

By accepting the Offer, the respective shareholders of the Target – subject to the condition precedent of the fulfilment of the closing conditions, to the extent the Company has not validly waived one or more of the closing conditions – transfer the ownership of their tendered shares, including all rights attached to such shares at the time of the settlement of the Offer, to UBS Europe SE, Opernturm, Bockenheimer Landstraße 2-4, 60306 Frankfurt am Main, Germany (telefax: +49 69 21798896) (“UBS”) providing that these shares of the Target are to be held in trust and to be transferred against provision of the Offer Consideration per share of the Target.

By accepting the Offer, the respective shareholders of the Target agree, that from the time their tendered shares are, subject to the condition precedent, transferred to UBS and the following transfer into the account of UBS at Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 67760 Eschborn, Germany (“Clearstream”), a disposal of such shares will no longer be possible and a transfer of the Offer Shares they are entitled to as Offer Consideration will not yet be possible; during this time, there is only a claim for delivery of a number of Offer Shares corresponding to the Offer Consideration per share of the Target according to the provisions of the offer document.

If fractional shares are created due to the exchange offer ratio of the Offer Consideration, no shareholder rights can be exercised based on those, requiring a consolidation to full legal rights (so-called fractional adjustment (Teilrechteverwertung)). Fractional shares will only be paid for in cash. In this regard, the fractional shares allocated to the Offer Shares will be sold, by combining them to whole Offer Shares, after the expiration of a yet-to-be-determined date on the stock exchange. The proceeds will then be paid to the respective shareholders of the Target, which tendered the respective shares, in accordance with the relevant fractional shares. The Company, UBS and the custodian banks do not guarantee that a fractional adjustment will result in a certain price.

Timetable

The acceptance period for the Offer (the “Acceptance Period”) will commence with the publication of the offer document on June 28, 2017 and is expected to expire on September 5, 2017 at 24:00 hours (midnight) (Central European Summer Time).

The Acceptance Period may be extended.

Pursuant to Section 16 para. 2 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”), shareholders of the Target who have not accepted the Offer during the Acceptance Period may still accept the Offer within two weeks after the Company has published the results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG (the “Additional Acceptance Period”), if all of the closing conditions of the Offer – except the closing condition regarding the registration of the implementation of the Offer Capital Increase to create the Offer Shares – have been satisfied or effectively waived by the Company before their default until one working day (Werktag) before the expiration of the Acceptance Period. The acceptance of the Offer during the Additional Acceptance Period is, thus, particularly only possible if the closing condition regarding the minimum acceptance rate has been fulfilled or effectively waived by the Company. The minimum acceptance rate can also be lowered.

Offer Conditions

The Offer and the agreements entered into with shareholders of the Target as a result of accepting the Offer will only be consummated if certain closing conditions have been fulfilled or effectively waived by the Company before the default of the respective closing condition (each a condition precedent (auflösende Bedingung)). The closing conditions include:

•        the registration of the implementation of the capital increase for the creation of the Offer Shares with the commercial register of the local court (Amtsgericht) of Charlottenburg in the amount necessary for the settlement of the Offer not later than six months after the expiration of the Acceptance Period (including possible extensions to it pursuant to Section 21 para. 5 WpÜG and/or Section 22 para. 2 WpÜG). In case of (i) an amendment of the Offer within the two weeks prior to the expiration of the Acceptance Period, (ii) the launch of a competing offer on the last day of such extended Acceptance Period, and (iii) an amendment of such competing offer within the two weeks prior to the expiration of the acceptance period for the competing offer, the Offer Capital Increase therefore has to be registered by June 12, 2018 at 24:00 hours (midnight) (Central European Summer Time) at the latest; and

•        a minimum acceptance rate of 68,841,277 shares of the Target (corresponding to 50% of the shares issued by the Target at the time of the publication of the offer document and all shares issued by the Target in the context of the stock option program for the management prior to the expiration of the Acceptance Period of the Offer, plus one share), to be reached prior to the expiration of the Acceptance Period.

Settlement of the Offer

Shareholders of the Target may only accept the Offer if, within the Acceptance Period, they:

• declare their acceptance of the Offer to their respective custodian bank in the form required for declarations to the respective custodian bank; and

•        instruct their respective custodian bank to effect the transfer of the shares held in their custody account, for which they wish to accept the Offer, into ISIN DE000A2E4LW1 (WKN A2E4LW), which is intended for the tendered shares of the Target, at Clearstream.

The declaration of acceptance will only be effective if the shares tendered during the Acceptance Period were transferred into ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream no later than 18:00 hours (Central European Summer Time) on the second business day following the expiration of the Acceptance Period. The transfers are to be arranged by the respective custodian bank after receipt of the declaration of acceptance.

Assuming the publication of the results of the Offer following the end of the Additional Acceptance Period occurs on October 4, 2017, all closing conditions (except the closing condition regarding the registration of the implementation of the capital Increase for the creation of the Offer Shares) are fulfilled at that time or effectively waived by the Company prior to the default of the respective closing condition by the end of one working day (Werktag) prior to the expiration of the Acceptance Period, then the crediting of the Offer Shares is to be carried out the latest by October 11, 2017, and a crediting of the proceeds from the fractional adjustment is to be carried out the latest by October 25, 2017 at the respective custodian banks.

E.4	Interests material to the Offer.	The Company and the Target have an interest in the Offer, because they believe that the Completion will provide multiple benefits to both TLG and WCM.

The Company has mandated UBS as settlement agent and exchange trustee for the technical settlement of the Offer.

In addition, UBS and VICTORIAPARTNERS GmbH are acting as financial advisors to TLG in connection with the Offer and providing investment banking and related services in this context. They will receive a success fee for these services, which is why UBS and VICTORIAPARTNERS GmbH have an interest in the Offer.

	Conflicting interests.	Not applicable. There are no conflicting interests.

E.5	Name of the person or entity offering to sell the security.	Not applicable. This Prospectus relates to a voluntary public takeover offer pursuant to the provisions of the WpÜG.

E.6	Amount and percentage of immediate dilution resulting from the Offer.

The Offer Consideration provides for the issuance of new shares of the Company. Prior to the Completion, the Company’s net book value per share amounted to EUR 15.39 as of March 31, 2017 (based on 74,175,558 shares of the Company issued on that date). As of March 31, 2017, the net book value per share of the Target amounted to EUR 2.44 (based on 131,964,552 shares of the Target issued on that date).

The calculation of dilution resulting from the Completion is based on the following assumptions:

• Following the Completion, a total of 137,682,552 shares of the Target will be outstanding, including shares of the Target issued in connection with management stock options.

• The Target’s shareholders accept the Offer for all 137,682,552 shares of the Target.

•        Upon Completion, all 137,682,552 shares of the Target are contributed to the Company in the form of a contribution in kind against the issuance of 23,944,792 Offer Shares (corresponding to an Offer Consideration of 4 Offer Shares for every 23 shares of the Target (or 5.75 shares of the Target for every Offer Share)).

•        The Company’s acquisition costs amount to approximately EUR 434.1 million, based on the value of the 23,944,792 Offer Shares issued in exchange for the shares of the Target tendered into the Offer, each such Offer Share valued at EUR 18.13, corresponding to the three-month volume-weighted average price of the Company’s shares on May 9, 2017, the day prior to the publication of the Company’s decision to launch the Offer, as notified by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to the Company on May 17, 2017.

• The total costs incurred by TLG in connection with the Offer (legal, banking and other professional fees and costs) amount to EUR 10.0 million.

Based on these assumptions, the net book value of the Company increases from EUR 1,141.6 million as of March 31, 2017 by approximately EUR 424.1 million to approximately EUR 1,565.7 million, and the number of shares of the Company increases from 74,175,558 as of March 31, 2017 to 98,120,350 following the Completion. The net book value per share of the Company increases from EUR 15.39 as of March 31, 2017 by approximately EUR 0.57, or approximately 3.7% to EUR 15.96 following the Completion.

E.7	Estimated expenses charged to the investor by the issuer.	Not applicable. Investors will not be charged any expenses by the Company in connection with the Offer.

1.     RISK FACTORS

Before deciding to invest in shares of TLG IMMOBILIEN AG (the “Company” and, together with its consolidated subsidiaries, “TLG”), prospective investors should carefully review and consider the following risks and other information contained in this prospectus (the “Prospectus”). The occurrence of one or more of these risks, individually or in combination with other circumstances, could have a material adverse effect on the net assets, financial condition, results of operations and cash flows of TLG. The market price of the Company’s shares could fall if any of these risks were to materialize, in which case investors could lose some or all of their investment. The following risks, alone or together with additional risks and uncertainties not currently known to the Company, or that the Company might currently deem immaterial, could materially adversely affect TLG’s business, net assets, financial condition, results of operations and cash flows.

The order in which the risks are presented is not an indication of the likelihood of the risks actually materializing or the significance or degree of the risks or the scope of any potential harm to TLG’s business, net assets, financial condition, results of operations or cash flows. The risks mentioned herein may materialize individually or cumulatively.

1.1	Market- and Business-related Risks

1.1.1	TLG could be adversely affected by negative developments in the German economy and commercial real estate markets.

TLG is active in the German commercial real estate markets, focusing on retail and office properties and, to a lesser extent, also hotel properties. All of TLG’s properties are located in Germany, with the majority currently being located in Berlin, Hesse and eastern Germany.

Commercial real estate markets are susceptible to changes in the overall economy, and therefore volatile. Thus, factors that directly or indirectly affect the overall economy also impact supply and demand for commercial real estate and thereby influence market prices of commercial real estate, rent levels and vacancy rates. TLG’s business is therefore highly dependent on macroeconomic and political developments, including changes in legislation, as well as other general trends affecting Germany. As an export-driven economy, Germany itself is affected by the development of the world economy in general and the Eurozone in particular.

After a period when economic data appeared to be stabilizing or improving and the risk of a protracted period of low or no global growth appeared to be receding, more recent economic and political developments have caused these concerns to resurface. Numerous factors are contributing to the considerable uncertainty concerning the economic situation going forward. In the United States of America, the future agenda of the new president and whether he will be able to successfully implement it remain uncertain. In Europe, potential future changes to monetary policy, renewed doubts about the future of the Eurozone (as well as questions about the European Union more generally in the wake of the United Kingdom’s “Brexit” referendum and subsequent submission of a letter for withdrawal to the European Council), political uncertainty arising from populist movements, insufficient deleveraging in the private and public sectors, a halt in implementing structural and financial reforms, ongoing effects of, and proceedings related to, the subprime mortgage crisis and an elevated level of political uncertainty could adversely affect TLG’s operations. Should an economic contraction or a protracted period of stagnation occur, monetary policymakers in Europe and the United States of America have few tools left to combat these developments.

One of the tools used to support economic development in the past was a lowering of interest rates. While low interest rates have yet to lead to the desired increase in inflation, they have had a stabilizing effect on the Eurozone economies and have supported demand for real estate, including commercial real estate, particularly as a result of the availability of inexpensive financing. The benign interest rate environment has also had a positive impact on real estate valuations, as it tends to result in an increase of the value of future cash flows. Should the overall economy growth accelerate, particularly if this growth leads to tightening in the labor market, the European Central Bank could become more vigilant with regards to inflationary pressures and begin a cycle of monetary tightening, including through progressive increases in base interest rates. In the event that interest rates were to increase significantly in future periods, the value of commercial real estate could be adversely affected due to increases in the discount rate and a reduction in the availability of attractive financing options. Any such decline in the value of, or demand for, commercial real estate generally would also have an adverse effect on TLG.

Although the long-term nature of many of TLG’s lease agreements provides some protection against a general decline in rental levels, if rents were to rise in the context of an improving economy, TLG may not be able to increase its rental income in line with rental growth in the overall commercial real estate market.

As a result of the geographic concentration of TLG’s commercial real estate portfolio in Germany, macroeconomic and political developments and other general trends in Germany could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.2	TLG could be adversely affected by a deterioration of the economic conditions and business environment in its key markets, in particular, negative demographic trends.

While TLG is expanding its operations into western Germany, the majority of TLG’s real estate portfolio is still located in Berlin (approximately 40%) and other parts of eastern Germany, in particular in Dresden (approximately 15%), Leipzig/Halle (approximately 8%) and Rostock (approximately 8%) (based on portfolio value as of March 31, 2017). TLG’s most significant portfolio in western Germany is located in Frankfurt am Main (approximately 7% based on portfolio value as of March 31, 2017). Regional economic and political developments, as well as other trends in these regions therefore have a significant impact on the demand for TLG’s commercial real estate and the rents that it is, and will be, able to achieve, as well as on the valuation of its properties.

Such local developments may differ considerably from overall developments in Germany. For example, eastern Germany’s regional centers lagged behind western Germany’s in terms of absolute economic performance and consumer purchasing power in the past. While some cities and regions in eastern Germany have seen decreasing unemployment rates and growing purchasing power in recent years, there is no guarantee that this trend will continue. Moreover, since reunification, eastern Germany’s overall population has shrunk by 1.8 million inhabitants (Source: Berlin Institute for Population and Development). Such negative demographic trends could lead to a decline in population levels in Berlin and other eastern German cities and regions, particularly among younger segments of the active working population, which could reduce demand for commercial real estate, and thereby adversely affect rental income for TLG’s properties.

TLG’s expansion into western Germany targets those markets that it considers particularly attractive (e.g., the Rhine-Main area). However, there is no guarantee that such markets will develop in line with TLG’s current expectations. In particular, unfavorable economic or demographic developments may also affect TLG’s markets in western Germany, and thereby adversely affect TLG. Amongst the seven most important office markets (Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Cologne, Munich and Stuttgart) Frankfurt am Main currently has the highest vacancy rate (Source: RIWIS Report Frankfurt). If vacancy rates in the Frankfurt market were to increase further, this could adversely affect rental income for TLG’s office properties located in Frankfurt am Main.

Negative regional economic and political developments as well as other trends in TLG’s key markets could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations and cash flows.

1.1.3

TLG may not be able to implement its strategy of growing through acquisitions. In particular, the expansion of TLG’S activities in western Germany exposes TLG to risks due to an unfamiliar market which makes it more difficult to evaluate future prospects. Also, future acquisitions may pose problems due to a lack of attractive properties or portfolios available for purchase, competition for such acquisitions or an inability to obtain the required acquisition financing.

As of March 31, 2017, TLG’s portfolio primarily comprised 334 properties in its office, retail and hotel asset classes which were primarily located in Berlin and eastern Germany and which TLG generally plans to hold long term. TLG constantly screens the market for assets and selective acquisition opportunities that best fit its geographic and property type focus and which it expects to provide particularly attractive long-term returns. TLG’s acquisitions mainly focus on office properties in the city centers of Berlin and major eastern German cities with favorable economic characteristics, especially Dresden, Leipzig and Rostock, as well as attractive cities in western Germany. In addition, TLG also targets food retail properties in the same areas or particularly attractive micro-locations throughout Germany.

Acquisitions can only be completed if attractive properties or portfolios are available for purchase and if the prices for such properties and portfolios are reasonable. Given its clear focus on office, retail and, to a lesser extent, hotel properties, a large number of the available commercial real estate properties do not meet TLG’s portfolio criteria. In addition, a number of factors beyond TLG’s control, such as the overall development of commercial real estate markets, building activity and planning laws, influence the availability of office, retail and hotel properties. A lack of attractive acquisition opportunities could drive up prices for the type of properties and portfolios TLG seeks to acquire. Thus, TLG may be unable to deploy its financial means in a timely manner, or at all, and might therefore be unable to achieve a satisfactory return on its capital.

Given the currently strong demand for commercial real estate in Germany, there may be fierce competition for such properties and portfolios and attractive acquisition opportunities may be unavailable or available only on unfavorable terms (e.g., at higher prices and lower yields). Competitors with acquisition strategies similar to TLG’s may possess greater financial resources and lower costs of capital than TLG and may therefore be able to offer higher prices.

TLG intends to finance acquisitions at least partially through additional debt while generally aiming to maintain a maximum long-term net loan to value ratio (“Net LTV”) of 45%. The availability and terms of debt financing available to TLG depend on a number of factors, in particular, interest rate levels and the overall state of the financial markets. Rising interest rates or a market crisis could therefore limit TLG’s ability to obtain acquisition financing at acceptable terms or any financing at all. This could limit the prices that TLG is able to offer when acquiring additional properties and portfolios or prevent such acquisitions. In order to maintain its Net LTV, TLG may also seek to raise additional equity. There is no guarantee that there will be sufficient demand for new shares of the Company and thus sufficient equity to finance contemplated acquisitions may not be available.

TLG currently owns a small number of properties in western Germany, which are located in Frankfurt am Main, Stuttgart and Essen. As part of its current business strategy, TLG seeks to expand its market presence in western Germany by acquiring additional properties in line with its current portfolio and acquisition criteria. However, TLG may incur substantial losses or even fail to expand its operations in western Germany, given that its expansion strategy places TLG into an unfamiliar competitive environment and involves various risks. TLG may be unable to successfully acquire and/or integrate properties located in western Germany into its existing portfolio. Also, TLG may be required to invest significant resources in the course of its expansion. There is no guarantee that returns on such investments can be achieved for several years or at all (also see “1.1.4 TLG may be unable to identify all risks associated with properties or portfolios it acquires and may overestimate the value and/or financial performance of such acquisitions, in particular with regard to potential acquisitions in western Germany.”). In addition, there is no guarantee that TLG will manage the expansion and acquisition of new properties in western Germany effectively.

Any inability to acquire properties or portfolios could impair TLG’s strategy to capture external growth opportunities by increasing its portfolio of office, retail and hotel properties and to capitalize on economies of scale, and could thus have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.4

TLG may be unable to identify all risks associated with properties or portfolios it acquires and may overestimate the value and/or financial performance of such acquisitions, in particular with regard to potential acquisitions in western Germany.

TLG generally conducts a thorough due diligence investigation of properties and portfolios it intends to acquire. Due to a need for quick reaction to attractive opportunities and constraints imposed by the sellers, TLG may, however, in some cases only be able to conduct a limited due diligence investigation. Accordingly, TLG may not always be in a position to examine all risks associated with acquisitions. For example, TLG may not be able to assess whether the original owners of the properties (and their successors, if any) have obtained, maintained or renewed all required permits, satisfied all permit conditions, received all necessary licenses, as well as fire and safety certificates and satisfied all other requirements. In addition, the properties may suffer from hidden defects or damages. Moreover, TLG may not be in a position to carry out all follow-up investigations, inspections and appraisals (or to obtain the results of such inquiries). Accordingly, in the course of the acquisition of properties or portfolios, specific risks may not be, or might not have been, recognized, evaluated and addressed correctly. Legal and/or economic liabilities may be, or might have been, overlooked or misjudged. In particular, real estate transfer tax (Grunderwerbsteuer (“RETT”)) may inadvertently be, or have been, triggered in the course of such acquisitions of real estate.

Although sellers typically make various warranties in the purchase agreements that TLG enters into in connection with acquisitions of real estate, these warranties may not cover all risks or fail to sufficiently cover such risks. In addition, warranty claims may be unenforceable due to a seller’s insolvency or for other reasons. In some cases, a seller may make no representation or warranty as to the sufficiency and correctness of the information made available in the context of a due diligence investigation, or as to whether such information remains correct between the conclusion of the due diligence investigation and the closing of the respective acquisition.

Furthermore, TLG could overestimate the earnings potential and potential synergies from acquisitions, in particular in the case of acquisitions of portfolios, underestimate the rental and cost risks, including expected demand from tenants for the respective property or portfolio, and consequently pay a purchase price that exceeds a property’s or portfolio’s actual value. In addition, properties and portfolios could be inaccurately appraised for other reasons, even if TLG were to acquire them on the basis of valuation reports and due diligence investigations. Therefore, neither a particular cash flow from rentals, nor, if applicable, a certain price upon resale can be guaranteed with respect to acquired properties and portfolios.

The aforementioned risks are particularly high with regard to any acquisitions in western Germany, where TLG has so far had very limited operations and therefore does not benefit from the same degree of market experience as it does in eastern Germany (see also “1.1.3 TLG may not be able to implement its strategy of growing through acquisitions. In particular, the expansion of TLG’S activities in western Germany exposes TLG to risks due to an unfamiliar market which makes it more difficult to evaluate future prospects. Also, future acquisitions may pose problems due to a lack of attractive properties or portfolios available for purchase, competition for such acquisitions or an inability to obtain the required acquisition financing.”).

Any failure to assess the value and risks associated with properties or portfolios it acquires could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.5	Increasing competition in the German commercial real estate markets could lead to falling rent levels or a compression of yields.

TLG is exposed to competition in all aspects of its real estate business (i.e., the purchase, modernization, development, letting and sale of real estate). Such competition in the real estate market may cause an oversupply of real estate available for rent, especially of office properties, resulting in competition for tenants and decreasing rents, and have a material adverse effect on TLG’s ability to find and retain suitable and solvent tenants and to achieve appropriate rents.

Competition for tenants in the German real estate market constantly increases. TLG faces competition from local and international real estate companies in all of the regions where it is active. TLG competes with other real estate companies, as well as investment funds, institutional investors, building contractors and individual owners of properties to attract and retain suitable tenants on favorable conditions. Competitors may be able to offer tenants newer and more cost-efficient buildings at attractive prices, any of which could reduce TLG’s ability to attract or retain suitable tenants (see also “1.1.9 TLG may be unable to find or retain suitable and solvent tenants on acceptable terms and existing tenants may be unable to meet their payment obligations.”).

The occurrence of any one or more of the aforementioned risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.6	TLG may face risks related to development activities and development activities intended in the future may not be possible.

While TLG does not currently engage in any significant development activities, it has retained the experience and capacity for value-enhancing developments and may choose to do so selectively if it can identify attractive opportunities within the current portfolio. Such developments, which are typically long-term in nature, would involve numerous risks, including cost overruns, which may result in projects becoming unprofitable, and changes in the economic environment, which may lead to insolvencies among the subcontractors on which TLG depends for such projects or may make it difficult or impossible to fully lease projects upon completion.

Furthermore, the ability to develop or modernize certain properties depends on the land-use regulation applicable to the respective property, in particular local development plans (Bebauungspläne). For example, the relevant planning rules applicable to the office property located on Alexanderstraße 1, 3, 5, as well as the neighboring food service property in Karl-Liebknecht-Straße 30 in Berlin currently allow for an increase of the overall building size from approximately 50,550 square meters to up to 149,572 square meters. TLG has secured this building right through a preliminary building permit (Bauvorbescheid) until 2019. However, local agencies and their respective political authorities might attempt to influence the nature and extent of future buildings during the permit process. In this case, TLG may be unable to realize or fully realize the potential of this location, which would affect the rental income generated through a potential development and may therefore affect the economic viability of such developments.

Any unplanned costs associated with developments and an inability to seize attractive development opportunities could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.7	TLG could be subject to liability claims in connection with sold properties.

In recent years, TLG has sold a large number of properties and plans to continue to sell properties from its existing portfolio. In connection with property sales, the seller is usually required to make representations, warranties and negative declarations of knowledge to the purchaser with respect to characteristics of the sold property. The potential liability resulting therefrom usually continues to exist for a period of several years after the sale. TLG could be subject to claims for damages from purchasers, who could assert that TLG has failed to meet its obligations, or that its representations were incorrect. Furthermore, TLG could become involved in legal disputes or litigation over such claims. If TLG as the seller has provided warranties to a purchaser of properties in connection with maintenance and modernization measures, and claims are asserted against TLG because of defects, TLG may be unable to take recourse against the companies that performed the work.

As a seller of properties, TLG may be liable to tenants for breaches of lease agreements by the purchaser, even where TLG no longer has control over the respective property. When selling properties, TLG typically informs all tenants in writing of the change in landlord, either alone or together with the purchaser in order to be released from persisting obligations. A release from liability does not apply to security deposits (Mietsicherheiten) provided by the tenants. If a tenant is unable to receive its security deposit from the purchaser of a property, the liability to repay such security deposit remains with TLG as the seller.

Liabilities for properties that TLG has sold in the past or may sell in the future could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.8

TLG’s portfolio bears certain concentration risks. Long-term socioeconomic trends could adversely affect demand for TLG’s office, retail and hotel properties, or negatively affect TLG’s major tenants and its most valuable properties. Furthermore, TLG’s profits may be adversely affected if it cannot pass on fixed operating costs to its tenants.

TLG faces concentration risks due to its focus on certain types of commercial real estate and its dependency on a limited number of main tenants and individual properties with particularly high property values. As of March 31, 2017, a significant portion of TLG’s properties comprised office (in total 45% of TLG’s properties in terms of portfolio value), retail (in total 40% of TLG’s properties in terms of portfolio value) and hotel properties (in total 12% of TLG’s properties in terms of portfolio value). For retail properties, TLG focuses on food retail properties suitable for supermarkets and discounters, which predominantly account for rental income from retail properties. Demand for office, retail and hotel properties is not only affected by the overall development of commercial real estate markets but also by business developments and long-term socioeconomic trends affecting existing and potential tenants for these types of properties. Such developments include:

•	an ongoing consolidation within the food retail sector, an increase of food purchases via internet, including online food delivery services, and trends towards smaller, high-quality food retailers,

•

trends towards working from home offices, using shared office or desk space not dedicated to individual employees or from tax-friendly headquarters located away from city centers where TLG’s office properties are located, and

•	the development of city tourism and alternative models of accommodation, such as Airbnb and hotel taxes.

Changing requirements for real estate may result in TLG’s properties becoming obsolete unless significant capital expenditures are made to modernize such properties. As preferences continue to evolve, other socioeconomic trends may develop that decrease the useful lifespan of and demand for rental space. Lower demand for TLG’s rental space could result in vacancies or rent reductions as well as increased incentives, such as rent-free periods, due to increased bargaining power on the part of tenants, thus leading to a reduction of rental income and potentially additional capital expenditures to meet market standards for offered rental space. Also, TLG’s profits may be adversely affected by its inability to pass on fixed operating costs for vacant space, including local taxes and service charges, and TLG would have to bear such costs until the affected rental space is fully rented again.

In addition, TLG generates a significant portion of its annualized in-place rent (i.e., contracted rents as of March 31, 2017, without deduction for any applicable rent-free periods, multiplied by twelve) from only a limited number of main tenants. Approximately 60% of annualized in-place rent from retail properties derives from the top seven tenants (namely discounters, supermarkets drugstores and do-it-yourself stores operating under the “EDEKA”, “REWE”, “Hellweg”, “Lidl”, “OBI”, “Rossmann” und “ALDI” brands), and approximately 41% of annualized in-place rent from office properties derives from the top ten tenants (among others, Daimler Real Estate GmbH, AIR Liquide Global E&C Solutions Germany GmbH and OstseeSparkasse Rostock). If such major tenants were to face financial difficulties or default on their lease obligations, reduce or abandon their operations in TLG’s markets, attempt to renegotiate lease agreements to TLG’s disadvantage, fail to extend their lease agreements or terminate them prematurely, TLG could lose a substantial portion of its annualized in-place rent.

Certain properties in TLG’s portfolio represent a particularly large portion of its holdings. Based on portfolio value as of March 31, 2017, the top five office properties represented 37% of TLG’s office asset class (with the top 15 representing 76%). For example, the Campus Carré property in Frankfurt am Main is TLG’s most valuable property, and represented 9% of its office asset class based on portfolio value as of March 31, 2017. Likewise, the “H4/H2 ” hotel in Berlin accounted for 38% of TLG’s hotel asset class, based on portfolio value as of March 31, 2017. Negative developments such as the loss of major tenants and persisting vacancies, restrictive government orders limiting the use of a property, construction work allowing for rent reductions, fire and other catastrophes could have a material adverse effect on any single property. If one of TLG’s most valuable properties were to be affected by such developments, this could have a material adverse effect on TLG’s overall portfolio.

As a result of such concentrations, negative developments affecting demand for office, retail and hotel properties, TLG’s major tenants and its most valuable properties could have a material adverse effect on TLG’s business, financial condition, results of operations or cash flows.

1.1.9	TLG may be unable to find or retain suitable and solvent tenants on acceptable terms and existing tenants may be unable to meet their payment obligations.

The letting of office, retail and hotel properties is the most important aspect of TLG’s daily operations. TLG’s rental income depends on its ability to let large parts of its portfolio at attractive rental levels. Such efforts are influenced by a number of factors, including the remaining term of existing lease agreements, the solvency of current tenants and the attractiveness of properties for suitable tenants. Up until 2020, rental agreements will expire that account for approximately 48% of the annualized in-place rent (i.e., contracted rents as of March 31, 2017, without deduction for any applicable rent-free periods, multiplied by twelve) for TLG’s office asset class and approximately 36% for TLG’s retail asset class. TLG may be unable to renew the expiring lease agreements on acceptable terms or to find suitable, solvent tenants willing to enter into long-term lease agreements. Also, there is no guarantee that TLG will be able to successfully face competition for suitable tenants from other landlords. In particular, other landlords may be able to offer more attractive properties or lower rent levels or both. Failure to find and retain suitable tenants may prevent TLG from maintaining its current vacancy rate or renting vacant space or force TLG to reduce the rent it demands from current and future tenants.

In addition, a tenant’s creditworthiness may deteriorate, entailing the risk that the tenant is unable to meet its obligations under its lease agreement and fails to render payments in time, or at all. This could force TLG to reduce rent levels for the respective property and the rental income could be significantly lower than originally estimated, while TLG’s operating costs might remain largely fixed or might even increase.

Failure to let its portfolio to suitable tenants could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.10	Indexation clauses in TLG’s lease agreements could adversely affect TLG’s rental income.

Some of TLG’s lease agreements, especially those for retail properties, include clauses providing for full or partial indexation of the applicable rent in line with a reference index, such as the German consumer price index. These clauses provide not only for upward adjustments, but also for downward adjustments tied to changes in the relevant index. Thus, rental income may decrease if consumer prices decline (e.g., as part of a general deflation). If a lease agreement contains no indexation or equivalent adjustment clauses, the applicable rent may remain constant for the term of the lease agreement, while TLG’s costs of maintaining the respective property may increase due to inflation. This risk is compounded by the fact that many of TLG’s lease agreements provide for long-term leases.

Rent reductions due to indexation clauses or inability to adapt rents to improving market developments could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.11	TLG may incur substantial unexpected maintenance, repair and modernization costs and failure to undertake appropriate maintenance measures could adversely affect its rental income.

While the Company believes that there are currently no substantial capex backlogs (i.e., modernizations and refurbishments required to maintain the operability and attractiveness of the respective property) in its portfolio, it aims to continue to invest in its properties, particularly office, retail and hotel properties, to ensure that its properties meet technical requirements and market demand. Maintenance and modernization measures may also be required to meet changing legal, environmental or market requirements (e.g., with regard to health and safety requirements and fire protection). Failure to maintain the properties could pose a risk to the health and safety of TLG’s tenants, as well as their employees and customers. Typically, the costs associated with keeping properties up to market demand are borne primarily by the property owner and thus TLG may incur substantial expenses. TLG could incur additional expenses if the actual costs of maintaining or modernizing its properties exceed TLG’s estimates, if it is not permitted to raise rents in connection with maintenance and modernization measures, or if hidden defects not covered by insurance or contractual warranties are discovered during the maintenance or modernization process or additional spending is required. Any failure to undertake appropriate maintenance and modernization measures could adversely affect TLG’s rental income and entitle tenants to withhold or reduce rental payments or even to terminate existing lease agreements.

If TLG incurs substantial unplanned maintenance, repair and modernization costs or fails to undertake appropriate maintenance measures, this could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.12	TLG is dependent on the expertise, commitment and performance of a limited number of key members of its management and qualified employees and TLG may fail to hire or retain such personnel.

TLG only employs a small number of employees in central functions responsible for managing its business. Its success greatly depends on the performance of the members of the Company’s management board (the “Management Board”) and other qualified employees in key positions, particularly those with substantial sector expertise, who are responsible for the management of TLG’s portfolio and corporate functions. Furthermore, TLG may need to hire additional qualified employees if its future growth exceeds its current platform or if TLG is forced to replace qualified employees. In particular, TLG is establishing an office in Frankfurt am Main and will need to find qualified personnel to head such operations. The same holds true if TLG were to establish additional offices in western Germany. Due to the intense competition for qualified personnel in the commercial real estate sector, there is no guarantee that TLG will be able to hire sufficiently qualified key employees at acceptable terms in the future.

The loss of any of the members of the Management Board or any other key employees or failure to attract new qualified employees, could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.13	TLG’s IT-systems could malfunction or become impaired.

IT-systems are essential for the daily running of TLG’s business operations. Any interruptions in, failures of or damage to its IT-systems could lead to delays or interruptions in TLG’s business processes. In particular, TLG’s IT-systems may be vulnerable to security breaches and cyberattacks from unauthorized persons outside and within TLG. Despite taking what it considers sufficient precautions, TLG cannot guarantee that anticipated and/or recognized malfunctions or security deficits can be avoided by appropriate preventive security measures in every case. Also, TLG’s IT-systems may not be sufficient for TLG’s ongoing expansion and there is no guarantee that TLG will be able to adapt its IT-systems to new requirements.

If TLG were to decide to introduce new IT-systems in the future or to adapt existing IT-systems, there is no guarantee that such adaptions will be completed without interruptions or at all. Problems when adapting its IT-systems could lead to delays or interruptions to TLG’s business processes. In addition, new IT-systems may turn out to be incompatible with TLG’s existing IT-systems, which could also cause problems with respect to TLG’s IT-systems.

Delays and interruptions to TLG’s IT-systems could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.14	TLG’s IT-based portfolio management tools could fail to correctly reflect and support the business decisions that are in TLG’s best interest.

The administration and management of TLG’s portfolio is conducted, inter alia, with IT-based portfolio management tools (i.e., the real estate value creator, Wodis Sigma, and the property database (Liegenschaftsdatenbank)) that analyze data of individual properties and the respective tenant base and help monitor the compliance of individual properties with TLG’s current business plan. These management tools allow TLG to constantly check, monitor and compare individual properties for a number of relevant key performance indicators. The reliance on such management tools could lead to decisions that are not in TLG’s best interest, for example, if essential data cannot be collected or has to be estimated for the future, if model assumptions turn out to be wrong, or if the key performance indicators that are used are not relevant for TLG’s long-term success.

Wrong business decisions could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.15	TLG could incur substantial losses from damages not covered by, or exceeding the coverage limits of, its insurance policies.

Insurance policies taken out by TLG, including against fire, natural disasters, operational interruptions and third-party liability, are subject to exclusions and limitations of liability both in amount and with respect to the insured events. There can be no assurance that TLG’s assessment that it is sufficiently insured against contingencies is accurate. Floods, fires, storms and similar natural disasters, as well as acts of terrorism or other events may cause damage to a property in excess of insurance coverage and may thus lead to significant costs that must be borne by TLG in connection with remediation and repair work. In addition, significant costs could ensue if tenants terminate their lease agreements or withhold part or all of the agreed rent payments as a consequence of any of the foregoing events. Even in cases where TLG has obtained sufficient insurance coverage, its insurance providers could become insolvent, forcing TLG to bear any costs itself.

If TLG incurs costs against which it is uninsured or insufficiently insured, this could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.16	The Company’s inter-group cash flows depend on the profitability of its subsidiaries and it may not be able to implement significant changes with regards to its subsidiaries.

The Company itself holds and administers real estate, but is also a holding company for selected subsidiaries that hold individual properties. In the future, the Company may found or acquire additional subsidiaries to function as asset-holding companies for certain real estate properties with the aim of creating a more advantageous tax structure of the group. However, there is no certainty that these changes to the group structure will be carried out or that they will be successful or actually yield the intended advantages.

In order to cover its operating costs and to make distributions, the Company relies on distributions it receives from its subsidiaries and other equity investments or, as the case may be, repayments of loans (potentially also by way of cash pooling arrangements) granted to its subsidiaries. Any distributions by the subsidiaries depend, in turn, on the subsidiaries’ operating results and their ability to make those distributions under applicable law. Such transfers of funds (also by way of cash pooling arrangements) could become restricted by laws or otherwise, and future funds may be sufficient to satisfy all of the Company’s payment obligations.

The Company concluded domination and/or profit transfer agreements with some of its German subsidiaries. Because of these agreements, the Company is obliged to offset annual deficits under commercial law of the respective subsidiaries, if these cannot be covered by withdrawals from revenue reserves, which were accumulated during the term of the agreement.

Furthermore, the Company currently does not own all of the shares in TLG FAB S.à r.l. In the future, it may also acquire interests in entities with majority shareholders, participate in joint ventures or sell minority interests in its existing or future subsidiaries. Minority shareholders in such entities may be protected by German laws, Luxembourg laws or the laws of their respective jurisdiction, including provisions requiring unanimous consent to structural changes. Thus, the management of subsidiaries with minority shareholders may prove difficult for the Company.

The materialization of one or more of these risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.2	Risks Regarding the Valuation of TLG’s Portfolio

1.2.1	The Valuation Report and financial information contained in this Prospectus may incorrectly assess the value of TLG’s properties.

The condensed report on the fair value of TLG’s investment properties and owner-occupied properties as of December 31, 2016 pursuant to IAS 40 in conjunction with IFRS 13 (the “Valuation Report”) included in this Prospectus was prepared by the independent, external appraiser Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Germany (“Savills”), in accordance with the standards of the Royal Institution of Chartered Surveyors (RICS). The Valuation Report is based on standard valuation principles and represents the opinion of Savills. The Valuation Report is based on assumptions, of a general or a more specific nature that could subsequently turn out to have been incorrect. The valuation of real estate is based on a multitude of internal factors such as the current contractual letting status and the physical condition of the portfolio and external factors, such as the general market environment, tourism business, interest rates, the creditworthiness of tenants, conditions in the rental market and the development of individual locations, as well as Savills’ subjective judgment. The valuation of properties contained in the Valuation Report is therefore subject to numerous uncertainties. The past or future assumptions underlying the property valuations may later turn out to have been erroneous.

The values assigned to the appraised properties in the Valuation Report and in the Company’s existing or future published consolidated or interim consolidated financial statements may exceed the proceeds that TLG can generate from the sale of the appraised properties, particularly those properties located in markets with only limited transparency (e.g., TLG’s properties that fall into its “Other” asset class and which it plans to sell in the medium term). This could also be the case for sales that occur on, or shortly after, the respective valuation date. Accordingly, the Valuation Report does not necessarily represent sales prices realistically achievable in the future.

Erroneous valuations of TLG’s portfolio could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.2.2	TLG may be required to adjust the current values of its investment properties or record lower results from the remeasurement of investment property and therefore recognize significant losses.

TLG accounts for its investment properties (i.e., properties that are held for the purpose of earning rental income, for capital appreciation or both) at fair value in accordance with IAS 40 in conjunction with IFRS 13. The fair value of a property held to generate rental income or for capital appreciation or both is measured with the discounted cash flow method (the “DCF Method”). According to the DCF Method, the fair value of a property is the sum of the discounted cash flows for a planning period (e.g., ten years), plus the residual value of the property at the end of the planning period discounted to the valuation date. The applied discount rate for the ten-year planning period reflects the current market assessment, location, condition and letting situation of the property, the yield expectations of a potential investor and the level of uncertainty and inherent risk of the forecast future cash flows, while the applicable exit capitalization rate is derived from the applied discount rate and is based on the individual property location, type, size and quality, taking into account the market information available on the reporting date. Properties generating no sustainable operating cash flows are valued using their liquidation value. TLG recognizes any changes in the fair value of such investment properties under result from the remeasurement of investment property in the consolidated statement of comprehensive income. If TLG’s cash flows from investment properties decrease or discount rates used in the DCF Method valuation rise (e.g., due to increased interest rates), TLG would have to revise the value of its portfolio in the consolidated statement of financial position downwards.

With respect to properties classified as investment property, TLG applies the following accounting treatment in case of a sale: With the notarization of the sale and purchase agreement, the property is generally reclassified as a non-current asset held for sale, unless the payment of the purchase price and the transfer of benefits and obligations occurs during the same period (i.e., signing and closing occur within the same reporting period). The difference between the previous carrying amount of the property and the sales price, if any, is added to the carrying amount of the property and recognized under result from the remeasurement of investment property. Thus, if the purchase price exceeds the carrying amount, the Company is able to record a gain in the excess amount. However, if a sale fails to close or if the purchase price is reduced between signing and closing of the transaction (e.g., due to an agreed purchase price adjustment mechanism or TLG’s failure to fulfill representations and warranties included in the purchase agreement), the Company may be forced to record a loss in the subsequent reporting periods during which the transaction closes.

Any deterioration of the fair value of TLG’s investment properties or any failure to close disposals at the agreed purchase price or at all could force TLG to recognize a loss and could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.3	Financing Risks

1.3.1	TLG’s ability to repay existing and future debt could be limited and TLG may be unable to obtain new sources of financing at attractive terms, or at all.

TLG uses debt financing to fund its existing portfolio, ongoing operations and future acquisitions and therefore depends on the availability of such financing. General conditions for real estate financing are subject to constant change and the attractiveness of different financing options depends on a variety of factors beyond TLG’s control (e.g., the overall monetary policy, interest rates, general tax conditions and the value of commercial real estate to be used as collateral). In the past, financial difficulties in the capital markets in general and the European Union in particular have adversely impacted the availability of debt financing. Furthermore, regulatory changes could restrict the lending activities of banks.

TLG’s current and non-current liabilities due to financial institutions measured in accordance with International Financial Reporting Standards, as adopted by the European Union (“IFRS”), amounted to EUR 1,022.4 million as of March 31, 2017, resulting in a net loan to value ratio of 37.5%. TLG’s ability to repay existing debt could be limited if it were unable to obtain new debt financing or extend existing credit facilities and its level of debt could lead banks to not to make new loans available to TLG, or to only make them available on less favorable terms, or to refuse to extend existing credit lines, or to grant an extension of existing credit lines only on less favorable terms (e.g., demanding additional collateral, increasing interest rates). Furthermore, some loans depend on the participation structure and provide for termination rights of the respective lender if the control over the Company changes. In case of the exercise of such termination rights, a refinancing under changed conditions is required. Rising interest rates could increase TLG’s financing costs and prevent it from achieving an adequate spread between cash flows from rental income and disposals on the one hand and interest payments on the other hand, or any cash inflow at all. While TLG may try to substitute debt financing through equity financing, TLG may be unable to raise capital at attractive terms, or at all.

TLG’s acquisition of additional properties and portfolios may be financed by taking on additional debt or by issuing and offering new shares or equity-linked instruments, or a combination thereof. If TLG is unable to obtain the necessary financing on reasonable terms, it may be unable to make acquisitions, or may only be able to do so to a limited extent. This could adversely affect its future business development and competitiveness. Even if debt financing is available, any additional debt could have a significant negative impact on TLG’s key performance indicators and could result in higher interest expenses.

Subject to future market conditions, TLG may decide to take further measures to optimize its financing structure, including by potentially drawing on the debt capital markets through the issuance of bonds. However, there is no guarantee that TLG will be able to place such bonds at acceptable terms or at all.

TLG has hedged the majority of financial debt with floating interest rates and plans to continue to hedge against interest rate changes. When extending existing debt or taking on new debt, TLG may, however, be unable to enter into hedging instruments or may only be able to do so at significant costs when trying to limit its exposure to such developments.

The materialization of one or more of these risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.3.2

If TLG breaches covenants under its current or future financing, it could be forced to sell properties at economically unattractive conditions and its creditors or security agents could seize or realize significant collateral, which could ultimately lead to an insolvency of the Company.

TLG’s financing agreements require TLG to comply with certain general and financial covenants such as a maximum loan-to-value-ratio, minimum interest or debt-service cover ratios, as well as equity ratios. Failure to comply with such covenants could have severe consequences, including:

•	creditors may have the right to terminate the loan agreement, and outstanding loan amounts could be declared immediately due and payable;

•	other creditors could also be entitled to terminate their loan agreements with TLG as a result of cross-default provisions;

•	creditors may be entitled to extraordinary prepayments or higher interest rates; and

•	creditors may have the right to request the granting of additional security interest.

To secure the repayment of its loans, TLG has granted land charges over its properties and has assigned as security rental income, potential insurance claims and other claims. It has also pledged to its creditors rental income and other accounts, as well as the shares of Hotel de Saxe an der Frauenkirche GmbH, TLG CCF GmbH and TLG MVF GmbH. If TLG is unable to perform obligations under its financing agreements, its creditors could seize and realize this collateral without further negotiations. This could result in a loss of part or all of TLG’s real estate or a forced sale of properties on economically unfavorable terms. If the proceeds from such forced sales are insufficient for the repayment of TLG’s liabilities, this could ultimately lead to an insolvency of the Company or other entities of TLG.

If in the future TLG were to draw on the debt capital markets by issuing bonds, such bonds would typically also include various covenants. If TLG were to breach such covenants, the effects therefrom could be similar to those described with respect to TLG’s loans above.

Any breach of covenants under TLG’s existing financing agreements or any future debt financing, including any bonds, could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4	Regulatory, Legal and Tax Risks

1.4.1	TLG may be adversely affected by changes to the general regulatory environment in Germany.

TLG’s business is subject to the general regulatory framework that applies to commercial properties and lease agreements for such properties as well as special provisions of other laws (e.g., construction and construction planning laws, the building code, environmental laws and safety regulations, including fire protection). If German federal or state laws or the interpretation or application thereof change, this could force TLG to significantly change the way it conducts its business and therefore affect the value of its portfolio. TLG could incur additional expenses in trying to comply with more restrictive laws. Furthermore, European and German legislators or regulators could subject TLG’s business to additional regulatory obligations and restrictions.

Any changes to the general regulatory environment could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.2	TLG may incur costs in connection with residual pollution including wartime ordnance, soil contaminations and hazardous materials.

Some of TLG’s properties do, and some of the properties TLG acquires may, contain soil contaminations, hazardous materials (including asbestos), other residual pollution or wartime ordnance. As of March 31, 2017, 20 properties from TLG’s portfolio (including 12 properties in the office, retail and hotel asset classes) were affected by soil contaminations. The Company estimates that the total exposure from soil contaminations amounted to EUR 3.2 million as of that date. TLG has received declarations of indemnification (Freistellungserklärungen) relating to these contaminations and it may be, and has on past occasions been, otherwise released and indemnified, pursuant to the German Environmental Framework Act (Umweltrahmengesetz) and administrative agreements, from certain responsibilities for sites contaminated and polluted prior to July 1, 1990. The Company believes that these indemnifications cover EUR 1.0 million, or approximately 30.1%, of TLG’s exposure from soil contaminations as of March 31, 2017. Thus, TLG’s uncovered exposure (e.g., for additional costs associated with remediation) for soil contaminations amounts to EUR 2.2 million as of March 31, 2017. However, declarations of indemnification only cover periods prior to July 1, 1990. Other periods could be relevant for contamination and pollution as well. Also, such declarations of indemnification may not cover all costs associated with remediation measures (e.g., loss of rent). The existence or even suspected existence of soil contaminations or wartime ordinance may negatively affect TLG’s ability to lease or sell such properties.

As of March 31, 2017, TLG was already engaged in remediating soil contaminations with an aggregate exposure of EUR 1.1 million relating to 13 properties. The Company expects that the costs associated with remediation for these properties not covered by declarations of indemnification will amount to approximately EUR 0.1 million, or approximately 5.2% of the aggregate exposure. However, any remediation or removal of any pollution and related measures may involve considerable additional costs that may not be covered for by declarations of indemnification.

TLG could also be responsible for the remediation of properties that it sold in the past. For soil contaminations, the German Federal Soil Protection Act (Bundesbodenschutzgesetz) provides for an ongoing responsibility of previous property owners if the property has been sold or transferred after March 1, 1999 and the contamination was, or should have been, known to the previous owner. TLG sold a large number of properties in the past and plans to sell further properties in the future. It could thus be held liable as a previous owner, but also as the responsible party having caused the contamination.

For instance, TLG is or was the owner of several properties in Apolda, Thuringia, affected by soil contaminations. The contaminated soil from TLG’s properties was moved to a neighboring property owned by GESA Gesellschaft zur Entwicklung und Sanierung von Altstandorten mbH (“GESA”). In 2011, GESA estimated that costs for a full remediation of contaminated properties in Apolda owned by TLG and GESA would amount to between EUR 20 million to EUR 44 million. The Company believes that TLG’s share for the removal of the contaminated soil on the property owned by GESA would amount to no more than EUR 1.7 million. TLG voluntarily agreed to pay 6% of the costs associated with the investigation of soil contaminations on the contaminated properties in Apolda owned by TLG and for the preparation of a remediation plan. It has received a declaration of indemnification in the amount of EUR 20.2 million by the state of Thuringia and TLG could request additional indemnifications if this amount were to prove to be insufficient. However, there is no guarantee that such indemnification will be granted or that the indemnification granted will prove sufficient. Furthermore, TLG also obtained indemnifications from purchasers of those Apolda properties that it sold. However, there is no guarantee that all costs incurred by TLG will ultimately be covered by declarations of indemnification or purchase agreements, or that the buyers of TLG’s properties will be able to fulfill their indemnification obligations.

As of March 31, 2017, a total of 16 buildings located on TLG’s properties contained hazardous materials. While remediation of such hazardous materials would only be required if TLG were to engage in building activities with respect to the affected buildings, the Company estimates that the total exposure from such hazardous materials amounted to EUR 1.6 million as of that date. Furthermore, even if TLG itself is not responsible for existing contamination or pollution of the soil or buildings, it might be legally or practically difficult or impossible to force the responsible parties to remedy or remove the damage or take recourse against such parties. Even if TLG performs its customary due diligence with regard to soil contamination prior to acquiring new real estate, this due diligence may not expose all environmental issues such that TLG may remain liable.

The existence or even suspected existence of hazardous materials or other residual pollution may negatively affect TLG’s ability to lease or sell such properties. In the course of decontamination procedures, tenants of the affected building may withhold part or all of their rent, may view such contamination as cause to exercise extraordinary termination rights or assert damage claims due to an interruption of their business. Additionally, tenants’ employees may claim damages due to personal injury caused by the contamination.

The materialization of one or more of these risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.3	Clauses in TLG’s lease agreements may be invalid and some of these agreements may not fulfill the strict written form requirements under German law.

TLG uses standardized contracts in its contractual relationships with a large number of parties, in particular with its tenants. Any invalid provisions or ambiguities in standardized contracts can therefore affect a multitude of contractual relationships. Standardized terms under German law are required to comply with the statutory law on general terms and conditions (Allgemeine Geschäftsbedingungen), which means that they are subject to fairness control by the courts regarding their content and the way they are presented to the other contractual party by TLG. As a general rule, standardized terms are invalid if they are not transparent, unclearly worded, unbalanced or discriminatory. Any standardized clauses in TLG’s contracts being invalid could lead to a substantial number of claims being brought against TLG or TLG being forced to bear costs which it had previously considered to be allocable to its contractual counterparties. In addition, clauses which are not standardized clauses may also be invalid, which could have a material adverse effect on TLG (e.g., if due to such invalid clauses a key tenant could exercise an extraordinary termination right).

Real estate owned by TLG is leased predominantly long term. Pursuant to German law, fixed-term lease agreements with a term exceeding one year can be terminated prior to their contractually agreed expiration date if certain formal requirements are not complied with. These include the requirement that there needs to be a document that contains all material terms of the lease agreement, including all attachments and amendments, and the signatures of all parties thereto. While the details of the applicable formal requirements are assessed differently by various German courts, most courts agree that such requirements are, in principle, strict. Some lease agreements regarding real estate owned by TLG may not satisfy the strictest interpretations of these requirements. In this case, the respective lease agreement would be deemed to have been concluded for an indefinite term and could therefore be terminated one year after handover of the respective property to the tenant at the earliest, provided that the statutory notice period is complied with (i.e., notice of termination is admissible at the latest on the third working day of a calendar quarter towards the end of the next calendar quarter). Consequently, some of TLG’s tenants might attempt to invoke alleged non-compliance with these formal requirements in order to procure an early termination of their lease agreements or a renegotiation of the terms of these lease agreements to TLG’s disadvantage.

The occurrence of any one or more of the aforementioned risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.4	TLG’s compliance structure may not have been, or may not be, sufficient to adequately protect TLG from all legal or financial risks.

TLG appointed an anti-corruption officer and a data protection officer and implemented a group-wide code of conduct to protect TLG against legal risks and other potential harm. These binding policies address law-abiding conduct, including corruption prevention, insider information, conflicts of interest, information and data protection, and protection of company property and apply to all employees, the members of the Management Board and the Company’s supervisory board (the “Supervisory Board”).

While the Company believes that the aforementioned compliance policies will offer a degree of protection, they may not be sufficient to completely rule out all unauthorized practices, legal infringements, criminal offenses or corruption by employees of TLG. In case of a breach of law or other unauthorized practice, TLG’s brand, image or reputation may suffer.

Any compliance violation could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations, cash flows or reputation.

1.4.5	TLG is exposed to risks from potential future legal disputes.

TLG may become the subject of legal disputes, administrative proceedings and government investigations. Such legal disputes, proceedings and investigations may, in particular, arise from its relationships with investors, tenants, employees, third-party facility managers, building contractors and other contractual counterparties, neighbors and public authorities alleging breaches of contract, tort or failure to comply with applicable laws and regulations. TLG may be required to pay damages or fines and to take, or to refrain from taking, certain actions. There may also be investigations by governmental authorities into circumstances of which TLG is currently not aware of or which will arise in the future, including possible regulatory and environmental laws, licensing requirements or criminal proceedings.

If TLG were to be found liable under any such claims or even if complaints, law suits or investigations brought against TLG are unsuccessful, they could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations, cash flows or reputation.

1.4.6	TLG may be forced to repay certain subsidies.

As of March 31, 2017, TLG had received investment supplements (Investitionszulagen), investment subsidies (Investitionszuschüsse) and other public grants with unexpired commitment periods (Bindungsfristen) in an aggregate amount of approximately EUR 14.8 million relating to properties in its portfolio as of that date. Certain subsidies were directly paid to TLG and set-off against the lease obligations of the respective tenants. The administrative decisions, based on which these subsidies were granted, impose certain obligations on these tenants. Failure to comply with such obligations or an insolvency of the respective tenant or other factors could lead to a revocation of subsidies and force TLG to repay amounts paid to TLG, even where it may not be able to take recourse against its tenants. As a result, TLG has been involved in litigation with government authorities over the revocation of grants in the past.

In addition, as of March 31, 2017, TLG had received subsidies in an aggregate amount of approximately EUR 31.5 million relating to properties in its portfolio as of that date, where there are no commitment periods or where commitment periods have already expired. While TLG was rarely forced to repay subsidies for which there were no commitment periods or for which commitment periods had already expired in the past, the authorities granting such subsidies could nevertheless demand repayment of such subsidies if they were to decide that TLG or its tenants have violated certain obligations or due to other reasons.

Furthermore, TLG has sold a number of properties for which it had received subsidies in the past. It could be forced to repay these subsidies if the buyer of the respective property does not qualify for such subsidies or violated obligations under the administrative decisions granting these subsidies. While TLG may have obtained contractual indemnities against the respective buyer, it may be unable to actually take recourse against the buyer (e.g., due to an insolvency of the respective buyer).

In addition, TLG has received subsidies for development measures, which also impose certain obligations on TLG. It may be forced to repay these subsidies if TLG were in breach of these obligations.

An obligation to repay certain subsidies could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.7	TLG may be subject to restitution or compensation claims if its properties have been unlawfully expropriated, and this could delay or prevent the transfer of its properties in case of a sale.

TLG has been and may in the future be subject to third-party claims in connection with restitution and compensation claims. Under German law, former owners of assets that were dispossessed either by the national socialist government between January 30, 1933 and May 8, 1945 or by the former German Democratic Republic (Deutsche Demokratische Republik) can demand the restitution of such assets. TLG has obtained contractual indemnity claims against the Federal Institute for Special Tasks Arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben) if restitution or compensation is successfully claimed because of unlawful expropriation during certain historical periods.

Furthermore, when disposing of properties TLG has to comply with the German Real Estate Transfer Ordinance (Grundstücksverkehrsordnung (GVO)), pursuant to which TLG needs to obtain approval from the competent authorities prior to disposing of any properties it has not purchased itself. If any restitution claims have been filed for a property that TLG intends to sell, such approval will not be granted before the claim has been settled. Therefore, restitution claims may adversely impact TLG’s ability to dispose of properties, in particular those that fall into TLG’s “Other” asset class.

Inability to transfer properties due to restitution claims could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or reputation or cash flows.

1.4.8	TLG may be adversely affected by changes to the general tax environment in Germany as such changes might result in an increase of TLG’s tax burden.

TLG is dependent on the general tax environment in Germany. The tax burden depends on various tax laws, as well as their application and interpretation. For instance, increases in the RETT-rate, as recently experienced in most German states and uncertainties with regards to the legal framework concerning interest deductibility and trade tax relief for the administration of real estate could make the acquisition and sale of properties more expensive and adversely affect TLG’s business. Its tax planning and optimization depends on the current and expected tax environment. Amendments to tax laws may take retroactive effect and their application or interpretation by tax authorities or courts may change unexpectedly. Furthermore, court decisions are occasionally limited to their specific facts by tax authorities by way of non-application decrees. This may also increase TLG’s tax burden.

TLG received the last final and binding tax assessments with respect to the fiscal years of 2007 up to and including 2011. The lack of more recent tax assessments increases the uncertainty regarding the tax authorities’ interpretations of applicable tax laws for periods for which no assessment has been received and increases the possibility that these interpretations may differ from TLG’s interpretations. Any tax assessments that deviate from TLG’s expectations could lead to an increase in its tax obligations and, additionally, could give rise to interest payable on the additional amount of taxes.

Furthermore, future tax audits and other investigations conducted by the competent tax authorities could result in the assessment of additional taxes. In particular, this may be the case with respect to changes in TLG’s shareholding structure, other reorganization measures or impairment on properties with regard to which tax authorities could take the view that they ought to be disregarded for tax purposes. Furthermore, expenses could be treated as non-deductible or RETT could be assessed. Any of these assessments could lead to an increase of TLG’s tax obligations and could result in the assessment of interest or fines. TLG has established, and will continue to establish, provisions for risks associated with tax audits based on its past experience. These provisions, however, may prove to be insufficient and when paid may negatively impact TLG’s cash flow.

In addition, it is German market practice for the purchaser of properties to pay RETT. The respective RETT is determined at the state level. The statutory RETT-framework falls within the competency of federal lawmakers. The German Parliament (Deutscher Bundestag) may reduce the legal or economic ownership threshold of currently 95% of the shares or interests in a real-estate holding company upon which RETT is triggered or introduce other amendments to the RETT regime which may increase the number of transactions which would fall within the scope of the RETT regime in the future. German politicians recently have announced an intention to tighten the statutory RETT framework with regards to share deals. Thereby, share deals that do not trigger any RETT may no longer be possible in the future or such acquisitions might be far more difficult. In addition, the applicable RETT rate currently varies between 3.5% in Bavaria and Saxony and up to 6.5% in other federal states. Federal states may increase the RETT rate in the future. This would increase acquisition costs for the purchase of properties.

TLG may become party to tax proceedings. The outcome of such tax proceedings may not be predictable and may turn out to be detrimental to TLG.

The materialization of any of these risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.9	Taxable capital gains arising out of the sale of real estate may not be completely offset by the tax transfer of built-in gains.

Under the German Income Tax Act (Einkommensteuergesetz), the possibility of a tax-neutral transfer of built-in gains (stille Reserven) to newly acquired or constructed real estate is available within a certain period of time, subject to certain conditions (Section 6b German Income Tax Act (Einkommensteuergesetz)). The taxable capital gains realized upon sale of the real estate can either be deducted from the tax base of the new real estate in the same fiscal year or by forming a reserve (“6b Reserve”) and, for a later deduction in tax costs relating to acquisitions or construction, using it to reduce the tax base of new real estate acquired or constructed in the near future. If the 6b Reserve is not utilized within four years (or, under certain conditions, within six years), then generally it has to be dissolved, thereby increasing the taxable income. In such case, the taxable income is increased by 6% for each full fiscal year for which the 6b Reserve existed. As of December 31, 2016, the Company’s 6b Reserve amounted to approximately EUR 158.4 million as shown on the balance sheet prepared for tax purposes.

In the past, TLG acquired or disposed of a significant number of properties in its portfolio and may continue to do so in the future. These transactions are generally taxable for income tax purposes. However, subject to certain requirements, the respective capital gain can be rolled over in an income tax-neutral way according to Section 6b of the German Income Tax Act (Einkommensteuergesetz). The Company believes that built-in gains from property disposals in the past can be transferred in sufficient amounts. However, if these assumptions turn out to be inaccurate or if the competent tax authorities decide otherwise, TLG may be unable to roll over capital gains arising out of property sales in the past or in the future in an income-tax-neutral manner.

The materialization of any of these risks could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.5	Risks related to the Offer

1.5.1	The Offer could be delayed or even fail.

On May 10, 2017, the Company announced its intention to submit a voluntary public takeover offer for all shares of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (the “Target” and, together with its consolidated subsidiaries, “WCM”) in the form of an exchange offer (the “Offer”). Also on May 10, 2017, the Management Board, with the approval of the Supervisory Board, also resolved to increase the Company’s share capital against contributions in kind from EUR 74,175,558.00 by up to EUR 24,521,163.00 to up to EUR 98,696,721.00 by issuing up to 24,521,163 no par-value bearer shares of the Company, thereby utilizing part of the authorized capital 2014/II, in order to create the offer consideration to be transferred to shareholders of the Target, who tender their shares into the Offer (the “Offer Shares”). It cannot be ruled out that shareholders of the Company will take legal actions against this resolution or the entry of the capital increase for the creation of the Offer Shares. This may delay the timeline for the Offer or prevent the completion of the Offer (the “Completion”).

The Completion is subject to certain conditions (the “Closing Conditions”), in particular:

•

a minimum acceptance rate of 68,841,277 shares of the Target (corresponding to 50.0% of the Target’s currently issued shares, increased by any shares issued by the Target from its management stock option program prior to the expiration of the acceptance period for the Offer, plus one share) until the expiration of the acceptance period for the Offer; and

•

the registration of the implementation of the necessary capital increase for the creation of the Offer Shares within six months following the expiration of the acceptance period for the Offer (including possible extensions to it pursuant to Section 21 para. 5 WpÜG and/or Section 22 para. 2 WpÜG). In case of (i) an amendment of the Offer within the two weeks prior to the expiration of the Acceptance Period, (ii) the launch of a competing offer on the last day of such extended Acceptance Period, and (iii) an amendment of such competing offer within the two weeks prior to the expiration of the acceptance period for the competing offer, the Offer Capital Increase therefore has to be registered by June 12, 2018 at 24:00 hours (midnight) (Central European Summer Time) at the latest.

If any Closing Condition fails or is not fulfilled in time, and such Closing Condition has not previously been waived by the Company, the Offer itself would fail. In case of such failure, the Company would have to bear certain costs resulting from the preparation and execution of the Offer.

The materialization of any of these risks could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.5.2

The Integration of WCM into TLG may not be successful or may not proceed as planned or may involve higher or unexpected costs and the Company may be required to effect the Completion despite a material adverse change.

Following a successful Completion, WCM would have to be integrated into TLG (the “Integration”) to form a combined group (the “Combined Group”). The Integration is expected to take several years and to require considerable personnel capacities and financial resources. For a successful Integration, it is particularly important to integrate the existing personnel, corporate cultures, IT-Systems and group structures for the Combined Group, as well as to implement common processes for the Combined Group. The Integration will be time-consuming and expensive, and it may disrupt the businesses of TLG and/or WCM. TLG and WCM may encounter numerous difficulties in the course of the Integration, including:

•	managing a significantly larger Combined Group, including a larger portfolio;

•	integrating and unifying the offerings and services available to tenants and coordinating operations;

•	coordinating corporate and administrative infrastructures and harmonizing insurance coverage for the Combined Group;

•	unanticipated issues in coordinating accounting, information technology, communications, administration and other systems;

•	difficulties addressing possible differences in corporate cultures and management philosophies;

•	creating uniform standards, controls, procedures and policies for the Combined Group;

•	litigation relating to the Integration, including shareholder litigation;

•	diversion of management’s attention from other operations;

•

maintaining existing agreements and relationships with tenants, providers and financing banks and avoiding delays in entering into new agreements with prospective tenants, providers and financing banks;

•

unforeseen and unexpected liabilities related to the Integration or WCM’s business, including the risk that certain members of TLG’s management, who will become members of the Target’s supervisory board, may be subject to additional fiduciary duties and liability; and

•	identifying and eliminating redundant and underperforming functions and assets.

If the Combined Group is unable to pursue the Integration in an efficient and effective manner, the anticipated benefits and cost savings of the Integration may not be fully realized, or at all, or it may take longer to realize them, which could adversely affect the Combined Group.

In addition, the Integration may result in additional or unforeseen expenses, and the anticipated benefits of the Integration may not be fully realized, or at all. Actual growth and cost savings, if achieved, may be lower than what the Company currently expects and may take longer to achieve than currently anticipated. If the Company is unable to adequately address integration challenges, the Combined Group may be unable to pursue the Integration or to realize the anticipated benefits of the Integration.

Furthermore, while the Offer will not be completed if any Closing Condition fails or is not in time, and such Closing Condition has not previously been waived by the Company, not every adverse change that could have a material adverse effect on TLG or WCM would lead to a failure of the Offer. If the Company is required to effect the Completion despite a material adverse change, this could adversely impact the market price for the Company’s shares.

The materialization of any of these risks could have material adverse effects on the Combined Group’s business, net assets, financial condition, results of operations or cash flows.

1.5.3	The expected synergies in connection with the Integration may not be fully realized, or at all, and the actual synergies may be offset by higher than anticipated costs.

The Company expects that the Integration will result in various synergies and economies of scale. In particular, it expects that such effects will result from the further development of shared services, a combined management organization, combined back office functions, optimized local management and a focus on achieving overhead synergies for the Combined Group. However, it cannot be excluded that the expected synergies and economies of scale will not be fully realized, or at all. In addition, the costs required to achieve these synergies may be higher than anticipated. WCM’s portfolio could develop differently than the Company currently expects.

Furthermore, goodwill may be recognized in connection with the acquisition of WCM. Any goodwill actually accounted for by the Company depends on a variety of factors, such as the acceptance rate for the Offer, the actual value of WCM’s net assets and the Company’s share price at Completion. Any potential goodwill is subject to regular impairment tests and may, if synergies turn out to be lower than expected, result in significant impairments that would have to be recognized as impairment expenses in the consolidated financial statements of the Company.

The materialization of any of these risks could have material adverse effects on the Combined Group’s business, net assets, financial condition, results of operations or cash flows.

1.5.4	TLG may experience negative reactions to the Offer or the Integration from its employees, tenants, service providers and financing banks.

Due to management’s focus on the Integration instead of on pursuing other business opportunities that could have been beneficial to TLG, its employees, tenants, service providers and financing banks may react negatively to the Offer and the Integration. These risks may materialize even if the Completion is not effected, and such risks could have material adverse effects on the business, net assets, financial condition, results of operations, cash flows or reputation of the Combined Business.

1.5.5	Shareholders of the Target that do not accept the Offer may delay or prevent future measures enacted for the benefit of the Integration.

Under German law, remaining minority shareholders of the Target have certain rights which may result in delays or disruptions of planned measures under corporate law with respect to the Target (e.g., a change of the legal form, a squeeze-out, the conclusion of a domination and profit and loss transfer agreement or a merger). Minority shareholders may delay or even prevent such measures. Such delays or a failure to implement important measures as well as any legal disputes associated therewith may limit TLG’s control over the Target, limit the Company’s access to WCM’s cash flows and delay or even prevent corporate measures enacted for the benefit of the Integration.

1.5.6	The fixed exchange ratio in the number of Offer Shares offered for every share of the Target does not reflect market changes.

Shareholders of the Target will receive 4 Offer Shares as offer consideration for every 23 shares of the Target validly tendered into the Offer (or 5.75 shares of the Target for every Offer Share). The market values of the Offer Shares and/or the Target’s shares may fluctuate, and may vary significantly from their respective value at the date of publication of this Prospectus.

1.5.7

If the Offer fails, the value of any of the Target’s shares that have been tendered into the Offer may fluctuate before such shares are retransferred to the relevant shareholders of the Target and the Company will not compensate the Target’s shareholders in connection with such fluctuations.

If any Closing Condition fails or is not fulfilled in time, and such Closing Condition has not previously been waived by the Company, the Offer itself would fail. In this event, any agreements concluded through the acceptance of the Offer will be void and will not be settled. Any of the Target’s shares that have been tendered into the Offer will be retransferred back custodian banks of the relevant shareholders of the Target. The custodian banks will ensure that such retransfer is effected without undue delay and no later than five business days after the publication of the failure of the Offer.

However, the value of the Target’s shares may fluctuate between the tendering of such shares into the Offer and the retransfer in case of a failure of the Offer. The Company will not compensate the Target’s shareholders for any such fluctuations, neither with respect to a decrease in the value of the Target’s shares, nor in case such shareholders are unable to realize any stock price gains prior to the retransfer of their shares.

1.5.8

The Company could not conduct a full due diligence investigation of WCM prior to launching the Offer and therefore may have been unable to correctly identify and assess all risks associated with the Offer or the Completion.

Due to timing constraints and given that the Target is a publicly listed company, the Company could not conduct a full due diligence investigation of WCM prior to launching the Offer. Therefore, important circumstances material for the evaluation of WCM may not have been sufficiently taken into account in the Company’s evaluation of WCM and the determination of the offer consideration and the attractiveness of the Integration. In particular, the Company may have been unable to correctly identify and assess all risks associated with the Offer or the Completion. Also, WCM’s portfolio may develop differently than originally anticipated by the Company.

A failure to correctly identify and assess all risks associated with the Offer or the Completion could have material adverse effects on the Combined Group’s business, net assets, financial condition, results of operations or cash flows.

1.5.9

The Pro-Forma-Consolidated-Financial-Information of the Company is presented for illustrative purposes only and is not an indication of the Combined Group’s future business, net assets, financial condition or results of operations. It is to be assumed that they will differ materially from the Pro-Forma-Consolidated-Financial-Information.

The unaudited pro forma consolidated financial information of the Company included in this Prospectus (the “Pro-Forma-Consolidated-Financial-Information”) is presented for illustrative purposes only. The Pro-Forma-Consolidated-Financial-Information should not be considered as an indication of the Combined Group’s future business, net assets, financial condition or results of operations following the Completion and the Integration.

The Pro-Forma-Consolidated-Financial-Information has been based on the historical consolidated financial statements of the Company and the Target, subject to certain adjustments, assumptions and estimates. These adjustments, assumptions and estimates are preliminary and based on information available at the time of the preparation of the Pro-Forma-Consolidated-Financial-Information. For example, the estimated purchase price reflected in the Pro-Forma-Consolidated-Financial-Information assumes that all outstanding shares of the Target are validly tendered into the Offer in exchange for the offer consideration. Moreover, the Pro-Forma-Consolidated-Financial-Information may not reflect all costs that TLG incur in connection with the Completion and the Integration. As a result, it is to be assumed that the actual Combined Group’s future business, net assets, financial condition or results of operations will differ materially from the Pro-Forma-Consolidated-Financial-Information. In addition, the assumptions used in the preparation of the Pro-Forma-Consolidated-Financial-Information may prove to be inaccurate, and other factors may materially affect the Combined Group’s future business, net assets, financial condition or results of operations following the Completion.

1.5.10	RETT may be triggered in connection with the Completion.

Any transaction providing for the direct or indirect, legal or beneficial, transfer of at least 95% of the shares in a company with real estate in Germany, or where such transfer is agreed upon, is generally subject to RETT. In addition, where a partnership holds real estate located in Germany, RETT is also triggered if at least 95% of the interests in the partnership are directly or indirectly, legally or beneficially, transferred to new partners within a period of five years. The Target is a holding company with investments in corporations and partnerships that own various properties located in Germany. Therefore, the Completion could generally trigger substantial RETT.

If RETT is triggered, the respective liability is generally calculated on the basis of the value of the consideration for the relevant transaction, multiplied by the applicable tax rate. Such RETT rates range from 3.5% to 6.5%, depending on the Federal State, where the relevant property is located. If there is no consideration and in case of transformations, contributions and other acquisitions on the basis of corporate law and in the case of a transfer of at least 95% of the shares in a partnership or corporation, a so-called substitute assessment basis (Ersatzbemessungsgrundlage) is used for the calculation of the RETT liability. The substitute assessment basis (Ersatzbemessungsgrundlage) generally corresponds to the fair value (Verkehrswert) of the relevant property. The fair value (Verkehrswert) of rented properties is calculated by taking into account the contractually agreed rent for a period of twelve months. According to the Target’s annual report as of and for the fiscal year ended December 31, 2016, the annual rental income for the Target’s total portfolio amounted to EUR 38.3 million during the fiscal year ended December 31, 2016.

The Company expects that RETT in amount of less than EUR 0.5 million will be triggered by the acquisition of WCM. However, if prior to the Completion, the structure of WCM is not optimized from a RETT perspective or the Company’s analysis of the WCM’s structure turns out to be incorrect (e.g., due to insufficient or incorrect information provided by the Target), the actual RETT triggered by the Completion may be substantially higher. Furthermore, the contractually agreed rent of WCM as shown in the Target’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2016 may deviate from the calculation of contractually agreed rent in accordance with Section 186 of the German Valuation Act (Bewertungsgesetz), which may further increase any RETT triggered by the Completion.

Any RETT triggered in connection with the Completion could have material adverse effects on the Combined Group’s business, net assets, financial condition, results of operations or cash flows.

1.5.11	The Completion could lead to a loss of tax loss carryforwards of WCM.

As of December 31, 2016, WCM reported corporate tax loss carryforwards of approximately EUR 284 million and trade tax loss carryforwards of approximately EUR 264 million. These tax loss carryforwards may not be available at Completion and/or may be forfeited due to the Completion.

Also, due to a share acquisition by a minority shareholder in March 2017, a significant percentage of the then existing tax loss carryforwards may already have been forfeited at that time.

In addition, the Completion could lead to a full or partial forfeiture of the remaining tax loss carryforwards. According to German tax laws, such tax loss carryforwards are completely forfeited if more than 50% of the shares in an entity are transferred to a new acquirer. One exception to this general rule refers to taxable hidden reserves. To the extent such taxable hidden reserves are allocable to WCM for tax purposes, no forfeiture of tax loss carryforwards should occur, if the difference between the tax equity of WCM at Completion compared to the share purchase price includes sufficient hidden reserves. Prior to Completion, WCM will implement certain tax restructuring measures in order to allow for the hidden reserve escape to apply to some extent. However, only some of the existing tax loss carryforwards may survive the Completion.

Furthermore, the German tax law applicable to tax loss carryforwards and their forfeiture is controversial and at least for the years from 2008 up to, and including, 2015 and for transfers of up to 50% of the shares of an entity, the German Constitutional Court (Bundesverfassungsgericht) has ruled that the applicable laws violate the German constitution and shall be amended with retroactive effect. In addition, there are pending fiscal court cases regarding the loss forfeiture rules applicable in case of a transfer of more than 50% of the shares in an entity. These court proceedings may have an impact on the envisaged Completion and the amount of tax loss carryforwards forfeited.

Any forfeiture of WCM’s tax loss carryforwards triggered in connection with the Completion could have material adverse effects on the Combined Group’s business, net assets, financial condition, results of operations or cash flows.

1.5.12

Financing agreements and other agreements of WCM contain change of control conditions that may be triggered by the Completion and TLG may be unable to refinance WCM’s financing agreements or the Combined Group could be adversely affected by the termination of any of WCM’s existing agreements.

As of March 31, 2017, the sum of current and non-current financial liabilities of WCM amounted to EUR 482.7 million (as shown in the Target’s quarterly statement as of and for the three months ended March 31, 2017). Some of the corresponding financing agreements as well as certain other agreements of WCM contain change of control provisions that will be triggered by the Completion and provide for special prepayment obligations or termination rights for the benefit of the respective other party. Moreover, the financing agreements and other agreements of WCM may include other termination rights that are triggered in connection with the Offer or the Completion (e.g., cross-default provisions, which allow a creditor to accelerate any of WCM’s loans or other agreements if other liabilities of WCM become due before their scheduled maturity or if the creditor is entitled to accelerate its claims, and WCM does not fulfill such liabilities in time).

For agreements where termination or redemption rights exist, the respective other party may exercise such rights following the Completion. If financing agreements of WCM are accelerated or otherwise subject to repayment, TLG may decide to refinance WCM’s financing agreements. However, there is no guarantee that TLG is able to procure such refinancing. Moreover, TLG may in this case be unable to refinance its own operations or this may adversely affect the conditions for such refinancing. In addition, the termination of any agreements of WCM may require WCM to pay prepayment penalties. Furthermore, WCM may also lose the benefits of any agreements that are terminated as a consequence of the Offer or the Completion, or it may be forced to renegotiate such agreements on less favorable terms.

The materialization of any of these risks could have material adverse effects on the Combined Group’s business, net assets, financial condition, results of operations or cash flows.

1.6	Risks Related to the Company’s Shares

1.6.1	Future capital measures could lead to substantial dilution (i.e., a reduction in the value of existing shareholders’ interests in the Company).

The Company may require additional capital in the future to finance its business operations and growth (e.g., through the acquisition of larger portfolios), or to repay its debts. Both the raising of additional equity through the issuance of new shares as well as the potential exercise of conversion and option rights by holders of any convertible bonds or bonds with warrants that may be issued in the future may dilute shareholders’ interests.

Additionally, such dilution may arise from the acquisition of other companies or investments in companies in exchange, fully or in part, for newly issued shares of the Company, as well as from the exercise of stock options by the Company’s employees in the context of future stock option programs or the issuance of shares to employees in the context of future employee participation programs.

1.6.2	Any future sales of shares of the Company by a major shareholder of the Company could depress the market price of the shares.

For various reasons, shareholders may sell all or some of their shares in the Company, including in order to diversify their investments. If the Company’s major shareholders were to sell substantial amounts of the Company’s shares or if market participants were to believe that such sales might occur, this could have a material adverse effect on the market price of the Company’s shares.

1.6.3	The share price and trading volume of the Company’s shares may fluctuate significantly, which could result in substantial losses.

In the past, the market price of the Company’s shares has been volatile and characterized by fluctuating trading volumes and may continue to show such movements in the future. If the Company’s share price declines, investors may be unable to resell the Company’s shares at or above their purchase price.

Securities markets in general, and shares of real estate companies in particular, have been volatile in the past. Some of the factors that could adversely affect the Company’s share price or result in fluctuations in the price or trading volume of the Company’s shares include:

•	changes in the Company’s actual or projected results of operations or those of its competitors;

•	changes in earnings projections or failure to meet investors’ and analysts’ earnings expectations;

•	investors’ evaluation of the success and effects of the strategy described in this Prospectus and evaluation of the related risks;

•	changes in general economic conditions; and

•	changes in shareholders.

Additionally, general fluctuations in share prices, particularly of shares of real estate companies, could lead to pressure on the Company’s share price, even where there may not necessarily be a reason for this in TLG’s business or earnings outlook.

1.6.4

The Company’s ability to pay dividends depends on a variety of factors. Dividends paid in the past are not necessarily indicative of future dividend payments, and the Company’s dividend policy may change.

The Company may only pay dividends if it has sufficient net retained profits as calculated in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch (HGB)). The annual dividend proposal to the Company’s general shareholders’ meeting is subject to the development of TLG’s business, while also taking into account the required capital base for growth initiatives and the current business prospects. There can be no assurance that dividends in line with the current dividend policy will be paid in the future or that dividends will be paid at all.

1.6.5

The forecast of TLG’s FFO after taxes for the 2017 fiscal year could materially differ from TLG’s actual FFO after taxes for the 2017 fiscal year and the Company could decide to reduce its dividend payments.

This Prospect includes a number of forecasts and forward-looking statements, including the forecast of the Company’s funds from operations (“FFO”) after taxes for the 2017 fiscal year on a consolidated basis (the “FFO Forecast”).

The FFO Forecast is based on a number of assumptions by the Management Board. Such assumptions relate to factors which; (i) are beyond the Company’s control; (ii) may only partly be influenced by the Company or (iii) can be influenced by the Company. Even though the Company believes that such assumptions are correct at the time of the preparation of the FFO Forecast, such assumptions could prove to be incorrect or unfounded at a later point in time.

Should one or more of these assumptions prove to be incorrect or unfounded, the actual FFO after taxes could materially differ from the FFO Forecast and the Company could decide to reduce its dividend payments.

2.    GENERAL INFORMATION

2.1	Responsibility Statement

TLG IMMOBILIEN AG, with its registered office at Hausvogteiplatz 12, 10117 Berlin, Germany, and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, under the docket number HRB 161314 B (the “Company”, and, together with its consolidated subsidiaries, “TLG”), has assumed responsibility for the contents of this prospectus (the “Prospectus”) pursuant to Section 5 para. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and declares that the information contained in this Prospectus is, to the best of its knowledge, correct and contains no material omissions.

If any claims are asserted before a court of law based on the information contained in this Prospectus, the investor appearing as plaintiff may have to bear the costs of translating this Prospectus prior to the commencement of the court proceedings pursuant to the national legislation of the member states of the European Economic Area (the “EEA”).

2.2	Purpose of this Prospectus

On May 10, 2017, the Company announced its intention to submit a voluntary public takeover offer for all shares of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, with its registered office Frankfurt am Main, Germany, and registered in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, under the docket number HRB 55695 and with the domestic business address “Bleichstraße 64-66, 60313 Frankfurt am Main” (the “Target” and, together with its consolidated subsidiaries, “WCM”) in the form of an exchange offer (the “Offer”). The Company is offering to exchange 4 new shares of the Company for every 23 shares of the Target validly tendered into the Offer (or 5.75 shares of the Target for every Offer Share (the “Offer Consideration”)).

This Prospectus relates to up to 24,521,163 new bearer shares with no par-value (Stückaktien) of the Company to be offered to the Target’s shareholders as consideration for the Offer (the “Offer Shares”). By resolution of the extraordinary shareholders’ meeting of the Company of October 22, 2014, the Company’s management board (the “Management Board”) is currently authorized until October 21, 2019, subject to the consent of the Company’s supervisory board (the “Supervisory Board”), to increase the Company’s share capital by up to EUR 24,521,163.00, once or in several instances, by issuing up to 24,521,163 new bearer shares with no par-value (Stückaktien) against contributions in cash and/or in kind (the “Authorized Capital 2014/II”).

The Offer Shares consist of:

•

up to 24,521,163 new bearer shares with no par-value (Stückaktien) of the Company from a capital increase against contributions in kind resolved by the Management Board on May 10, 2017, approved by the Supervisory Board on the same day, utilizing the Authorized Capital 2014/II, each such share representing a notional value of EUR 1.00 and carrying full dividend rights from January 1, 2017, while excluding subscription rights of existing shareholders, in order to create the Offer Shares for the settlement of the Offer after the end of the Additional Acceptance Period (the “Offer Capital Increase”); and

•

up to 24,521,163 new bearer shares with no par-value (Stückaktien) of the Company from a capital increase against contributions in kind resolved by the Management Board on May 10, 2017, approved by the Supervisory Board on the same day, utilizing the Authorized Capital 2014/II, each such share representing a notional value of EUR 1.00 and carrying full dividend rights from January 1, 2017, while excluding subscription rights of existing shareholders, in order to create the Offer Shares for the settlement of any sell-out rights pursuant to Section 39c of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (“WpÜG”)) exercised by shareholders of the Target.

2.3	Admission to Trading

The Company will apply to have the Offer Shares admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) following the registration of the execution of the Offer Capital Increase in the commercial register. Such registration is expected to occur at the beginning of October 2017.

2.4	Information on the Offer Shares

2.4.1	Form and Certification

All of the Company’s shares are bearer shares with no par-value (Stückaktien), each with a notional value of EUR 1.00. All shares in the Company are represented by global share certificates, which are deposited with Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany (“Clearstream”).

Section 5.2 of the Articles of Association excludes the shareholders’ right to receive individual share certificates to the extent permitted by law and unless mandated by the rules of a stock exchange to which the shares are admitted. The Management Board determines, with the approval of the Supervisory Board, the form of the share certificates.

2.4.2	Voting Rights

All of the Company’s shares are bearer shares with no par-value (Stückaktien), each with a notional value of EUR 1.00. Each of the Company’s shares carries one vote at the general shareholders’ meeting of the Company. There are no existing restrictions on voting rights.

2.4.3	Dividend and Liquidation Rights

The Offer Shares carry full dividend rights from January 1, 2017 and confer the same rights as all other shares of the Company. In the event of the Company’s liquidation, any proceeds will be distributed to the holders of the Company’s shares, including holders of Offer Shares, in proportion to their interest in the Company’s share capital.

2.4.4	Currency of the Offer Shares

The Company’s shares, including the Offer Shares, are denominated in Euro.

2.4.5	ISIN / WKN / Common Code / Ticker Symbol

The trading details of the Offer Shares are as follows:

International Securities Identification Number (ISIN)	DE000A12B8Z4
German Securities Identification Number (Wertpapierkennnummer, WKN)	A12B8Z
Common Code	111597880
Ticker Symbol	TLG

2.4.6	Existing Quotation

As of the date of publication of this Prospectus, all of the Company’s 74,175,558 outstanding shares are admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard).

2.4.7	Disposal and Transferability of the Offer Shares

The Offer Shares are freely transferable in accordance with the legal requirements for bearer shares. At the time of completion of the Offer (the “Completion”) and subject to applicable law, trading of Offer Shares will not be subject to any prohibitions on disposals or and there will not be any restrictions with respect to the transferability of the Offer Shares.

2.5	Costs of the Offer

The Company expects that the total costs incurred by TLG in connection with the Offer (legal, banking and other professional fees and costs) will not exceed EUR 10.0 million.

Acceptance of the Offer is free of fees and expenses for shareholders of the Target who hold their shares at a domestic custodian bank (except for costs for transmitting the declaration of acceptance to the respective custodian bank). To this end, the Company will pay the custodian banks a market standard commission, of which the custodian banks will be informed separately.

Any additional costs and expenses imposed by custodian banks or foreign securities service companies, as well as any expenses incurred outside Germany, will, however, have to be borne by the respective shareholders of the Target.

2.6	Interests of the Parties participating in the Offer

The Company and the Target have an interest in the Offer, because they believe that the Completion will provide multiple benefits to both TLG and WCM.

The Company has mandated UBS Europe SE, Opernturm, Bockenheimer Landstraße 2-4, 60306, Frankfurt am Main, Germany (Fax: +49 69 21798896) (“UBS”), as settlement agent and exchange trustee for the technical settlement of the Offer.

In addition, UBS and VICTORIAPARTNERS GmbH are acting as financial advisors to TLG in connection with the Offer and providing investment banking and related services in this context. They will receive a success fee for these services, which is why UBS and VICTORIAPARTNERS GmbH have an interest in the Offer.

2.7	Forward-looking Statements

This Prospectus contains forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts or events or to facts or events as of the date of publication of this Prospectus. This applies, in particular, to statements in this Prospectus containing information on TLG’s future earnings capacity, plans and expectations regarding its business growth and profitability, and the general economic conditions to which TLG is exposed. Statements made using words such as “predicts”, “forecasts”, “plans”, “intends”, “endeavors”, “expects” or “targets” may be an indication of forward-looking statements.

The forward-looking statements contained in this Prospectus are subject to risks and uncertainties, as they relate to future events, and are based on estimates and assessments made to the best of the Company’s present knowledge. These forward-looking statements are based on assumptions, uncertainties and other factors, the occurrence or non-occurrence of which could cause the Company’s actual results, including the financial condition and profitability of TLG, to differ materially from, or fail to meet, the expectations expressed or implied in the forward-looking statements. These expressions can be found in different sections of this Prospectus, particularly in the sections titled “1. Risk Factors”, “9. Management’s Discussion and Analysis of Net Assets, Financial Condition and Results of Operations of TLG”, “10. Profit Forecast”, “11. Pro-Forma Consolidated Financial Information of TLG IMMOBILIEN AG as of and for the Fiscal Year ended December 31, 2016 as well as the Three Months ended March 31, 2017”, “12. Description of the Intended Takeover of WCM”, “13. Markets and Competition”, and wherever information is contained in this Prospectus regarding the Company’s intentions, beliefs, or current expectations relating to its future financial condition and results of operations, plans, liquidity, business prospects, growth, strategy and profitability, as well as the economic and regulatory environment to which TLG is subject.

In light of these uncertainties and assumptions, it is also possible that the future events mentioned in this Prospectus might not occur. In addition, the forward-looking estimates and forecasts reproduced in this Prospectus from third-party reports could prove to be inaccurate (for more information on the third-party sources used in this Prospectus, see “2.9 Sources of Market Data”). Actual results, performance or events may differ materially from those in such statements due to, among other reasons:

•	changes in general economic conditions in the Federal Republic of Germany (“Germany”), including changes in the unemployment rate, the level of consumer prices, wage levels etc.;

•	demographic changes, in particular with respect to Germany;

•	changes affecting interest rate levels;

•	changes in the competitive environment, including changes in the level of construction activity relating to commercial real estate;

•	changes in demand for office, retail and hotel properties;

•	political changes;

•	changes to the taxation of corporations and particularly tax rates for German real estate transfer tax (Grunderwerbsteuer (“RETT”)); and

•	changes in laws and regulations, in particular tenancy and environmental laws and regulations.

Moreover, it should be noted that the Company does not assume any obligation, except as required by law, to update any forward-looking statement or to conform any such statement to actual events or developments.

See “1. Risk Factors” for a further description of some of the factors that could influence the actual outcome of the matters described in the Company’s forward-looking statements.

2.8	Appraiser

The independent, external appraiser Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Germany (“Savills”), has prepared a condensed valuation report on the fair value of TLG’s investment properties and owner-occupied properties as of December 31, 2016 pursuant to IAS 40 in conjunction with IFRS 13 (the “Valuation Report”) and in accordance with the standards of the Royal Institution of Chartered Surveyors (RICS), which is reprinted in this Prospectus on pages V-1 et seq. For more information on Savills’s independence, see “Declaration of Independence & Status of Valuer” on page V-15 of the Valuation Report. Savills employs certified valuation experts according to DIN EN ISO/EC 17024 and members of the Royal Institution of Chartered Surveyors (RICS). Savills has consented to the inclusion of the Valuation Report in this Prospectus in the unmodified form authorized by them and has approved the context in which it is presented. For the avoidance of doubt, Savills only accepts responsibility for the Valuation Report and for no other part or parts of this Prospectus.

In the Valuation Report, Savills is stressing that Savills assumes, particularly, regarding the properties in Berlin and its immediate surroundings, that the market values of these properties have increased due to the above-average positive development of the demand, as well as the local transaction markets and letting markets between December 31, 2016 and the date of the Valuation Report, June 26, 2017. Savills noted in regard to that, that it re-evaluated 70 properties in Berlin and its close vicinity, which it valuated at approx. EUR 1,020.5 million as of December 31, 2016, as of June 15, 2017 and determined the total market value approximately EUR 68.9 million (equals approximately 6.8%) above the market value it determined in its Valuation Report as of December 31, 2016

In the Valuation Report, Savills points out that further to the situation described in the paragraph above (after appropriate queries with TLG IMMOBILIEN AG), no material changes to any of the valuated objects are known since December 31, 2016 until the date of the Valuation Report of June 26, 2017, which could have material effects on the market value of the objects in Savills opinion. At the same, Savills made clear that no material changes (unknown to Savills) regarding the valuated objects have occurred since December 31, 2016. The Company affirms that, as of the date of publication of this Prospectus, no material change in the value of the properties appraised in the Valuation Report has occurred since the valuation date of December 31, 2016.

The difference between the number of properties (392) and the fair value of these properties appraised by Savills in the Valuation Report (EUR 2,236.5 million) to TLG’s total portfolio of 390 properties with a portfolio value (sum of the carrying amounts of investment property, owner-occupied property, non-current assets classified as held for sale and inventories) of EUR 2,235.2 million as of March 31, 2017, amounts to netted approximately EUR 1.3 million:

The following circumstances result in a higher valuation by Savills by a total of approximately EUR 26.1 million in comparison to TLG’s valuation:

•

Savills attributes an additional value of approximately EUR 10.5 million to the 392 investment properties held be TLG as of December 31, 2016, since TLG accounts for rent-free periods and similar incentives, as well as initial equipment for hotels under different line items, therefore deducting them.

•	TLG accounts for owner-occupied properties at cost, while Savills values these properties with their market value and thus for an additional value of approximately EUR 5.2 million.

•

Due to effects in connection with disposals, which occurred between December 31, 2016 and March 31, 2017, the portfolio value assessed by TLG is approximately EUR 10.4 million lower than the value assessed by Savills.

In contrast, the following circumstances result in a higher valuation by TLG by a total of approximately EUR 24.5 million compared to the valuation of Savills:

•

Maintenance and development payments as well as tenant improvements (approximately EUR 1.0 million as of December 31, 2016 and approximately EUR 3.2 million as of March 31, 2017) were deducted by Savills and, accordingly, increase TLG’s valuation.

•	Properties which TLG accounts for as non-current assets held for sale and inventories with an aggregate value of approximately EUR 20.3 million were not appraised by Savills.

Disposal-related departures as well as properties not appraised by Savills (non-current assets held for sale and inventories) account for the difference in the portfolio of two properties.

2.9	Sources of Market Data

Unless otherwise specified, the information contained in this Prospectus on the market environment, market developments, growth rates, market trends and competition in the markets in which TLG operates are based on the Company’s assessments. These assessments, in turn, are based in part on internal observations of the markets and on various market studies.

The following sources were used in the preparation of this Prospectus:

•	alstria office REIT AG, audited consolidated financial statements as of and for the year ended December 31, 2016 (“alstria office REIT AG”);

•	Berlin Institute for Population and Development, “Im Osten auf Wanderschaft”, January 2016 (“Berlin Institute for Population and Development”);

•	bulwiengesa, “Lebensmitteleinzelhandel in Deutschland – Marktstrukturdaten 2016”, May 2017 (“bulwiengesa”);

•	bulwiengesa, “RIWIS Report Berlin: Focus gewerbliche Segmente”, May 18, 2017 (“RIWIS Report Berlin”);

•	bulwiengesa, “RIWIS Report Dresden: Focus gewerbliche Segmente”, May 18, 2017 (“RIWIS Report Dresden”);

•	bulwiengesa, “RIWIS Report Frankfurt (Main): Focus gewerbliche Segmente”, May 18, 2017 (“RIWIS Report Frankfurt”);

•	bulwiengesa, “RIWIS Report Leipzig: Focus gewerbliche Segmente”, May 18, 2017 (“RIWIS Report Leipzig”);

•	bulwiengesa, “RIWIS Report Rostock: Focus gewerbliche Segmente”, May 18, 2017 (“RIWIS Report Rostock”);

•	DIC ASSET AG, audited consolidated financial statements as of and for the year ended December 31, 2016 (“DIC ASSET AG”);

•	European Public Real Estate Association (EPRA), Press Release, “German listed real estate has greatest expansion potential in Europe”, September 1, 2015 (“EPRA, Press Release”);

•	Eurostat, Database, “Gross domestic product at market prices”, http://ec.europa.eu/eurostat/, last updated May 31, 2017 (“Eurostat, GDP”);

•	Eurostat, Database, “Unemployment by sex and age – monthly average”, http://ec.europa.eu/eurostat/, last updated May 31, 2017 (“Eurostat, Unemployment Rate”);

•	German Federal Statistical Office (Statistisches Bundesamt), “Tourismus in Zahlen: 2015”, August 10, 2016 (“Federal Statistical Office, Tourism”);

•

German Federal Statistical Office (Statistisches Bundesamt), “Volkswirtschaftliche Gesamtrechnungen: Private Konsumausgaben und Verfügbares Einkommen 4. Vierteljahr 2016”, March 2017 (“Federal Statistical Office, National Accounts”);

•	German Federal Unemployment Agency (Bundesagentur für Arbeit), “Der Monatsbericht zum Arbeits- und Ausbildungsmarkt in Deutschland”, May 2017 (“Federal Unemployment Agency”);

•	German Retail Federation (Handelsverband Deutschland), Website, “Verkaufsflächenentwicklung: Verkaufsfläche im Einzelhandel”, http://www.einzelhandel.de/, last updated September 22, 2016 (“HDE”);

•	HAMBORNER REIT AG, audited consolidated financial statements as of and for the year ended December 31, 2016 (“HAMBORNER REIT AG”);

•	International Monetary Fund, “World Economic Outlook”, April 2017 (“International Monetary Fund”);

•	PKF hotelexperts, “Hotel Market Germany: 1st half 2016”, September 2016 (“PKF hotelexperts”);

•	Savills World Research, “Investment Market monthly: Germany, April 2017”, May 2017 (“Savills, Investment Market”);

•	Savills World Research, “Market report: Commercial property market Germany, April 2017”, April 2017 (“Savills, Commercial property market Germany”);

•	Savills World Research, “Market Report: Germany Offices, February 2017”, February 2017 (“Savills, Germany Offices”);

•

Statistical Offices of the Federal States and the Federal Statistical Office (Statistische Ämter des Bundes und der Länder), Database, “Arbeitslose nach ausgewählten Personengruppen sowie Arbeitslosenquoten – Jahresdurchschnitt – regionale Ebenen”, https://www.regionalstatistik.de/, accessed May 18, 2017 (“Statistical Offices of the Federal States, Labor Market”);

•

Statistical Offices of the Federal States and the Federal Statistical Office (Statistische Ämter des Bundes und der Länder), Database, “Bevölkerungsstand: Bevölkerung nach Geschlecht – Stichtag 31.12. – regionale Ebenen”, https://www.regionalstatistik.de/, accessed May 18, 2017 (“Statistical Offices of the Federal States, Population”); and

•	TLG IMMOBILIEN AG, “Property Market in Berlin and eastern Germany 2016”, July 14, 2016 (“Property Market in Berlin and eastern Germany 2016”).

It should be noted in particular that reference has been made in this Prospectus to information concerning markets and market trends. Such information was obtained from the aforementioned sources. The Company has accurately reproduced such information and, as far as it is aware and able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. Nevertheless, prospective investors are advised to consider this data with caution. For example, market studies are often based on information or assumptions that may not be accurate or appropriate, and their methodology is inherently predictive and speculative.

Irrespective of the assumption of responsibility for the content of this Prospectus by the Company (see “2.1 Responsibility Statement”), the Company has not independently verified the figures, market data or other information on which third parties have based their studies. Accordingly, the Company makes no representation or warranty as to the accuracy of any such information from third-party studies included in this Prospectus. Prospective investors should note that the Company’s own estimates and statements of opinion and belief are not always based on studies of third parties.

2.10	Documents Available for Inspection

For the period during which this Prospectus is valid, the following documents will be available for inspection at the Company’s offices at Hausvogteiplatz 12, Berlin, Germany, during regular business hours (telephone: +49 (0) 30-2470-50):

•	the Company’s articles of association (the “Articles of Association”);

•

the Company’s unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (“IFRS”), on interim financial reporting (IAS 34) as of and for the three months ended March 31, 2017;

•

the Company’s audited consolidated financial statements prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code (Handelsgesetzbuch (HGB (“HGB”)) as of and for the fiscal year ended December 31, 2016;

•

the Company’s audited consolidated financial statements prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB as of and for the fiscal year ended December 31, 2015;

•

the Company’s audited consolidated financial statements prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB as of and for the fiscal year ended December 31, 2014; and

•	the Company’s audited unconsolidated financial statements prepared in accordance with HGB as of and for the fiscal year ended December 31, 2016.

The aforementioned documents are also available on the Company’s website. The consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016 as well as the unconsolidated financial statements as of and for the fiscal year ended December 31, 2016 are also published in the German Federal Gazette (Bundesanzeiger).

In addition, the Valuation Report prepared by Savills pursuant to IAS 40 in conjunction with IFRS 13 relating to the fair value of TLG’s investment properties and owner-occupied properties as of December 31, 2016 is available for inspection at the Company’s offices.

The Company’s future consolidated financial statements, unconsolidated financial statements and condensed interim consolidated financial statements will be available from the Company on its website and from the paying agent designated in this Prospectus (see “17.7 Notifications; Paying Agent”).

2.11	Currency Presentation and Presentation of Figures

In this Prospectus, “euro” and “EUR” refer to the single European currency adopted by certain participating member states of the European Union, including Germany.

Where financial information in tables in this Prospectus is labelled “audited”, this means that such data has been taken from the audited financial statements included elsewhere in this Prospectus. The label “unaudited” is used in tables in this Prospectus to indicate financial information that have not been taken from the audited financial statements included elsewhere in this Prospectus but was taken either from the Company’s unaudited condensed interim consolidated financial statements as of and for the three months ended March 31, 2017 or the Company’s internal reporting system, or is based on calculations of figures from the abovementioned sources.

All of the financial information presented in the text and tables in this Prospectus are shown in millions of euro (in EUR million), except as otherwise stated. Certain financial information (including percentages) in this Prospectus have been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in tables in this Prospectus may not correspond in all cases to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

2.12	Time Specifications

References to “CET” in this Prospectus refer to Central European Time or Central European Summertime, as the case may be. References to time in this Prospectus refer to CET, unless stated otherwise.

References to a “Business Day” in this Prospectus refer to a day on which banks in Frankfurt am Main, Germany, are open for general business.

3.    THE OFFER

The following Section contains a description of the principal terms of the Offer. Investors should read this Section in connection with the offer document, and the information contained elsewhere in this Prospectus, including the exhibits and annexes hereto, prior to making any decision as to the matters described herein.

3.1	Subject Matter of the Offer

The Offer relates to the acquisition of all shares of the Target with ISIN DE000A1X3X33 (WKN A1X3X3) and ISIN DE000A2E4K27 (WKN A2E4K2), each representing a notional value of EUR 1.00 of the Target’s share capital, including any dividend rights and ancillary rights at the time of the settlement of the Offer. The Company is offering to exchange 4 Offer Shares for every 23 shares of the Target validly tendered into the Offer (or 5.75 shares of the Target for every Offer Share).

As the Offer is made to acquire all WCM Shares, it comprises the acquisition of WCM Shares with ISIN DE000A1X3X33, which grant the right to possible dividends of the Target as of and for the fiscal year ended December 31, 2016, as well as the acquisition of WCM Shares with ISIN DE000A2E4K27, which do not grant the right to possible dividends of the Target as of and for the fiscal year ended December 31, 2016. The Company assumes that all WCM Shares will be combined in ISIN DE000A1X3X33 immediately following a possible payment of dividends by the Target as of and for the fiscal year ended December 31, 2016 (which will be resolved by the shareholders’ general meeting on July 4, 2017).

3.2	Important Notices

The Offer and the agreements entered into with shareholders of the Target as a result of accepting the Offer will only be consummated if certain closing conditions have been fulfilled or effectively waived by the Company before the default of the respective closing condition (see “3.3.1 Closing Conditions of the Offer”). If these closing conditions have not been fulfilled in time and the Company has not effectively waived the respective closing conditions before the Offer will lapse (see “3.3.3 Non-Fulfillment of Closing Conditions).

By accepting the Offer the respective shareholders of the Target – subject to the condition precedent of the fulfilment of the closing conditions, to the extent the Company has not effectively waived one or more of the closing conditions – transfer the ownership of their tendered shares, including all rights attached to such shares at the time of the settlement of the Offer, to UBS, providing that these shares of the Target are to be held in trust and to be transferred against provision of the Offer Consideration per share of the Target.

By accepting the Offer the respective shareholders of the Target agree, that from the time their tendered shares are, subject to the condition precedent, transferred to UBS and the following transfer into the account of UBS at Clearstream, a disposal of such shares will no longer be possible and a transfer of the Offer Shares they are entitled to as Offer Consideration will not yet be possible; during this time, there is only a claim for delivery of a number of Offer Shares corresponding to the Offer Consideration per share of the Target according to the provisions of the offer document.

If fractional shares are created due to the exchange ratio of the Offer Consideration, no shareholder rights can be exercised based on those, requiring a consolidation to full legal rights (so-called fractional adjustment (Teilrechteverwertung)). Fractional shares will only be paid for in cash. In this regard, the fractional shares allocated to the Offer Shares will be sold, by combining them to whole Offer Shares, after the expiration of a yet-to-be-determined date on the stock exchange. The proceeds will then be paid to the respective shareholders of the Target, which tendered the respective shares, in accordance with the relevant fractional shares. The Company, UBS and the custodian banks do not guarantee that a fractional adjustment will result in a certain price.

3.3	Closing Conditions

3.3.1	Closing Conditions of the Offer

The Offer and the agreements entered into with shareholders of the Target as a result of accepting the Offer will only be consummated if the following conditions (the “Closing Conditions”) have been fulfilled or effectively waived by the Company before the default of the respective Closing Condition (each a condition subsequent (auflösende Bedingung)):

3.3.1.1	Registration of the Offer Capital Increase

The implementation of the Offer Capital Increase in the amount necessary for the settlement of the Offer will be registered with the commercial register of the local court (Amtsgericht) of Charlottenburg not later than six months after the expiration of the Acceptance Period (including possible extensions according to Section 21 para. 5 WpÜG and/or Section 22 para. 2 WpÜG). In case of (i) an amendment of the Offer within the two weeks prior to the expiration of the Acceptance Period, (ii) the launch of a competing offer on the last day of such extended Acceptance Period, and (iii) an amendment of such competing offer within the two weeks prior to the expiration of the acceptance period for the competing offer, the Offer Capital Increase therefore has to be registered by June 12, 2018 at 24:00 hours (midnight) (CET) at the latest.

3.3.1.2	Minimum Acceptance Rate

At the time of the expiration of the Acceptance Period, the sum of the:

1.

shares of the Target tendered in the course of the Offer, including those shares for which the declaration of acceptance was declared within the Acceptance Period, but the transfer of the respective shares to ISIN DE000A2E4LW1 (WKN A2E4LW), which is intended for the tendered shares of the Target, at Clearstream only becomes valid after the expiration of the Acceptance Period, as long as no withdrawal was validly declared with respect to those shares;

2.	shares of the Target directly held by the Company, a company of TLG or a person acting in concert with the Company within the meaning of Section 2 para. 5 WpÜG or their subsidiaries;

3.	shares of the Target which are attributable to the Company or a company of TLG pursuant to Section 30 WpÜG, and

4.

shares of the Target for which the Company, a company of TLG or a person acting in concert with the Company within the meaning of Section 2 para. 5 WpÜG or their subsidiaries concluded agreements outside of the Offer, which grant the right to demand the transfer of ownership of these shares,

(whereas shares that fall under the scope of several of the aforementioned nos. 1 to 4 may only be counted once) equals at least 68,841,277 WCM Shares (the “Minimum Acceptance Rate”).

The Minimum Acceptance Rate corresponds to a rate of 50.0% plus one share of the expected 137,682,552 shares of the Target outstanding at the expiration of the Acceptance Period in total.

3.3.1.3	No Material Capital Increase

Between the publication of the offer document and the expiration of the Acceptance Period:

1.	no increase of the share capital of the Target has been effected, and

2.	no conversion, option or other rights were issued,

if these measures lead or entitle to the issuance of more than 3,000,000 new shares of the Target in total (“Material Capital Increase”). For purposes of the calculation, the up to 3,655,000 new WCM Shares from the exercise of stock options of the Target are not to be included.

3.3.1.4	No Material Adverse Change

Between the publication of the offer document and the expiration of the Acceptance Period:

•	the Target has neither published inside information pursuant to Article 17 of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (“MAR”), nor

•	have circumstances occurred that would have had to be published by the Target pursuant to Article 17 MAR or where the Target decided to delay the publication pursuant to Article 17 MAR,

which, considered individually or in aggregate,

•

have led to a decrease of the FFO I forecast of WCM (as defined in the combined management report for the Target’s annual and consolidated financial statements as of and for the fiscal year ended December 31, 2016) of currently EUR 23.0 million to EUR 24.0 million as of and for the fiscal year ended December 31, 2017 to less than EUR 20.0 million (as the lower limit of a range or as sole forecast amount), or which,

•	according to an expert opinion of the ValueTrust Financial Advisors SE, Munich, Germany, as an independent expert are expected to result in such decrease if – in the opinion of the independent expert – it is to be expected that such actual decrease, or decrease expected in the opinion of the independent expert, of the FFO I forecast of WCM as of and for the fiscal year ending December 31, 2017, will also effect the FFO I forecast of WCM as of and for the fiscal year ending December 31, 2018 by a decrease of more than EUR 3.0 million.

3.3.1.5	No Material Tax Loss

Between the publication of the offer document and the expiration of the Acceptance Period:

•	the Target has neither published inside information pursuant to Article 17 MAR, nor

•	otherwise published information to the capital market, particularly through a press release or by uploading it to the Target’s website, nor

•	have circumstances occurred that would have had to be published by the Target pursuant to Article 17 MAR or where the Target decided to delay the publication pursuant to Article 17 MAR,

which provide that through the acceptance or completion of the Offer, the remaining tax loss carry-forwards of the Target will fall more than 15% below the amount of EUR 180.0 million for corporate tax purposes (Körperschaftsteuer) and/or that through the acceptance or the completion of the Offer RETT in the expected amount of more than EUR 0.5 million will be triggered for WCM (each a “Material Tax Loss”).

The non-existence of a Material Tax Loss (i) regarding the Target’s tax loss carryforwards as well as (ii) triggered RETT at the expense of WCM each constitute independent Closing Conditions.

3.3.1.6	Other Closing Conditions

Between the publication of the offer document and the expiration of the Acceptance Period:

•	the Target did not sell any treasury shares;

•	the Target did not distribute a cash or non-cash dividend of more than EUR 0.10 per share in total for the fiscal year ended December 31, 2016;

•	the Target did not resolve or effect a capital increase by incorporating reserves or a capital decrease;

•	no measure under the German Transformation Act (Umwandlungsgesetz) has been resolved or effected by the Target, and

•

the Target’s articles of association have not been amended and no amendment of the articles of association has been resolved, unless the amendment in question has seen made (i) to change the Target’s registered office to Berlin, Germany, or (ii) in order to issue shares, which are not to be included in the determination of a Material Capital Increase.

3.3.2	Waiver of Closing Conditions

The Company reserves the right, up and until one working day (Werktag) prior to the expiration of the Acceptance Period, to waive one, several or all of the Closing Conditions and/or to decrease the Minimum Acceptance Rate in advance. Closing Conditions effectively waived by the Company will be presumed to have been fulfilled for the purposes of the Offer. For purposes of Section 21 para. 1 WpÜG, the publication of the amendment of the Offer pursuant to Section 21 para. 2 WpÜG in conjunction with Section 14 para. 3 WpÜG shall be authoritative.

3.3.3	Non-Fulfillment of Closing Conditions

If the Closing Condition in “3.3.1.1 Registration of the Offer Capital Increase” has not been fulfilled within six months after the expiration of the Acceptance Period (including possible extensions pursuant to Section 21 para. 5 WpÜG and/or Section 22 para. 2 WpÜG), or if one of the other Closing Conditions has not been fulfilled by the end of the Acceptance Period, or if the Company has not effectively waived the respective Closing Conditions by the end of one working day (Werktag) before the expiration of the Acceptance Period and before the default of the respective Closing Conditions pursuant to Section 21 para. 1 sentence 1 no. 4 WpÜG, the Offer will lapse.

In this case, the agreements concluded as a result of accepting the Offer will not be completed and will cease to exist (each a condition subsequent (auflösende Bedingung)). Shares of the Target tendered in the course of the Offer will be reassigned to the respective custodian bank where necessary and re-transferred by it. Accordingly, the respective custodian bank will have to arrange for the shares to be re-transferred into ISIN DE000A1X3X33 or ISIN DE000A2E4K27, respectively, without undue delay, and in any case, no later than five Business Days after the lapse of the Offer has been published.

3.4	Timetable for the Offer

3.4.1	Acceptance Period

The period for the acceptance of the Offer starts with the publication of the offer document on June 27, 2017. It is expected to expire on September 5, 2017, 24:00 hours (midnight) (CET) (the “Acceptance Period”).

3.4.2	Extension of the Acceptance Period

The Company may amend the Offer in accordance with Section 21 para. 1 WpÜG until one working day (Werktag) prior to the expiration of the Acceptance Period (i.e., if the Acceptance Period were to expire September 5, 2017, at 24:00 hours (midnight) (CET), until September 4, 2017, at 24:00 hours (midnight) (CET)).

If an amendment to the Offer is published within the last two weeks prior to the expiration of the Acceptance Period, the Acceptance Period will be extended by two weeks according to Section 21 para. 5 WpÜG and will end September 19, at 24:00 hours (midnight) (CET), even if the amended Offer violates any applicable laws.

If during the Acceptance Period a competing offer within the meaning of Section 22 para. 1 WpÜG is launched by a third party, and if the Acceptance Period for this Offer expires prior to the expiration of the acceptance period for such a competing offer, the expiration of the Acceptance Period for this Offer will correspond to the date on which the acceptance period of the competing offer expires (Section 22 para. 2 WpÜG), even if such competing offer is amended, prohibited or violates any applicable laws.

If a shareholders’ meeting of the Target is called in connection with the Offer after this Offer Document has been published, the Acceptance Period be the ten-week period beginning with the publication of the offer document (Section 16 para. 3 sentence 1 WpÜG). The Acceptance Period would, thus, remain unchanged and would still expire, despite the extension of the Acceptance Period because of an amendment to the Offer during the two weeks prior to its expiration or a competing offer, on September 5, 2017, 24:00 hours (midnight) (CET).

3.4.3	Additional Acceptance Period pursuant to Section 16 para. 2 WpÜG

Pursuant to Section 16 para. 2 sentence 1 WpÜG, shareholders of the Target who have not accepted the Offer during the Acceptance Period may still accept the Offer within two weeks after the Company has published the results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG (the “Additional Acceptance Period”) if all of the closing conditions – except the closing condition regarding the registration of the implementation of the Offer Capital Increase (see “3.3.1.1 Registration of the Offer Capital Increase”) – of the Offer have been satisfied or effectively waived by the Company before their default until one working day (Werktag) before the expiration of the Acceptance Period. The acceptance of the Offer during the Additional Acceptance Period is, thus, particularly only possible if the Closing Condition regarding the Minimum Acceptance Rate has been fulfilled or effectively waived by the Company. The Minimum Acceptance Rate can also be lowered.

Subject to an extension of the Acceptance Period and assuming publication of the results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG on September 12, 2017, the Additional Acceptance Period will commence on September 13, 2017 and end on September 26, 2017, at 24:00 hours (midnight) (CET). After the expiration of this Additional Acceptance Period, the Offer may no longer be accepted (with the exception of a possible tender right pursuant to Section 39c WpÜG (see “18.9.1.2 Squeeze-Out and Tender Rights under Takeover Law”).

3.5	Settlement of the Offer

Shareholders of the Target may only accept the Offer if, within the Acceptance Period, they:

•	declare their acceptance of the Offer to their respective custodian bank in the form required for declarations to the respective custodian bank; and

•	instruct their respective custodian bank to effect the transfer of the shares held in their custody account, for which they wish to accept the Offer into ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream.

The declaration of acceptance will only be effective if the shares tendered during the Acceptance Period were transferred into ISIN DE000A2E4LW1 (WKN A2E4LW) at Clearstream no later than 18:00 hours (CET) on the second Business Day following the expiration of the Acceptance Period. The transfers are to be arranged by the respective custodian bank after receipt of the declaration of acceptance.

The Company has mandated UBS as settlement agent and exchange trustee for the technical settlement of the Offer.

As is the case for the existing shares of the Company, the new Offer Shares are expected to be admitted to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). The Offer Shares will only be transferred to the custody accounts held by the custodian banks at Clearstream following this admission.

The Offer Shares will be transferred to the custody accounts held by the custodian banks of the Target’s shareholders at Clearstream following expiration of the Additional Acceptance Period, but no earlier than after the registration of the implementation of the Offer Capital Increase and the admission of the Offer Shares to trading on the regulated market (Regulierter Markt) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse). This constitutes an offer by UBS to transfer the ownership of the Offer Shares in a way that does not require receipt of the declaration of acceptance of the former shareholders of the Target who have tendered the respective shares by UBS.

Assuming the publication of the results of the Offer following the end of the Additional Acceptance Period occurs on October 4, 2017, all Closing Conditions (except the Closing Condition regarding the registration of the implementation of the Offer Capital Increase) are fulfilled at that time or effectively waived by the Company by the end of one working day (Werktag) prior to the expiration of the Acceptance Period and prior to the default of the respective closing condition, then the crediting of the Offer Shares is to be carried out the latest by October 11, 2017, and a crediting of the proceeds from the fractional adjustment is to be carried out the latest by October 25, 2017 at the respective custodian banks.

4.    REASONS FOR THE OFFER; USE OF PROCEEDS

4.1	Reasons for the Offer

TLG’s business strategy is focused on creating a leading platform für commercial real estate all across Germany. After a period of strong growth since the Company’s IPO, the successful completion of the Offer allows to create a platform with a total portfolio value of approximately EUR 3 billion. The geographical focus of the combined group consisting of TLG and WCM (the “Combined Group”) lies particularly on attractive growth-regions in Germany, whereas approximately 75% of the portfolio’s value will lie in and around the growth-regions of Berlin, Frankfurt am Main, Dresden, Leipzig and Rostock.

The transaction strengthens TLG’s position in the already existing portfolio locations of Berlin, Dresden, Leipzig and Frankfurt am Main. The properties of WCM also are located in attractive areas and fit accordingly to TLG’s portfolio. At the same time, TLG is expanding its portfolio into western Germany’s growth-markets and strengthens its presence in the Rhine-Main area by taking over the WCM offices in Frankfurt am Main.

TLG keeps its balanced portfolio structure within the Combined Group, with a focus on office and retail properties, which offer an attractive combination of revenue, guaranteed cash flow and appreciation potential. The percentage of office properties in the Combined Group will be approximately 45%, while the percentage of retail properties will be approximately 44% of the total portfolio value. The Combined Group will have an annualized in-place rental yield of 6.7% and offers further appreciation potential. Furthermore, the Combined Group will have a weighted average lease term for lease agreements with a fixed term (Weighted Average Lease Term, “WALT”) of 6.6 years, leading in the German real estate sector, and a EPRA Vacancy Rate of just 3.7% (based on financial information published in the quarterly financial report of the Company as of and for the three months ended March 31, 2017 and the consolidated quarterly statement of the Target as of and for the three months ended March 31, 2017).

The successful completion of the Offer will facilitate the expansion of TLG’s established business model all over Germany. Based on WCM’s portfolio and existing platform, the market penetration in western Germany will be strengthened and will work as a catalyst for further portfolio growth. The German-wide acquisition pipeline of the Combined Group consists of properties of all strategic asset classes in attractive areas and should enable TLG to facilitate its growth in western Germany. TLG’s and WCM’s established acquisition expertise as well as TLG’s proper access to growth capital puts the Combined Group in a position to generate continuous portfolio growth in line with the existing acquisition criteria in all of Germany.

A successful completion of the Offer will furthermore enable the realization of financial synergies, which are expected to amount to EUR 5.0 million per year once the integration has been completed. These synergies can particularly result from expected savings for administrative costs as well as improvements and higher efficiencies in IT systems. Furthermore, in the medium-term the flexibility and efficiency regarding financing will be improved for the Combined Group. Also, additional revenue synergies through an increased acquisition capacity of the Combined Group are expected, whereas the Combined Group will profit in future acquisitions from the existing tax loss carry-forwards of WCM.

The form of the Offer as a purely share-based exchange offer allows TLG to keep the conservative balance profile with a conservative net debt ratio for the Combined Group. The financing structure will remain to have a balanced maturity profile with an attractive financing term as well as low average interest costs.

If the Company holds at least 75% of the then outstanding shares of the Target following a successful completion of the Offer, the Company could conclude a domination and/or profit transfer agreement with the Target pursuant to Sections 291 et seq. of the German Stock Corporation Act (Aktiengesetz, “AktG”), if it is reasonable to do so in order to realize the synergies and other advantages in the best way possible. The Company, under certain circumstances, might even achieve the necessary majority of the Target’s shareholders’ meeting if it holds less than 75% of the then outstanding WCM Shares following a successful completion of the Offer.

4.2	Use of Proceeds

All Offer Shares will be delivered to the shareholders of the Target who have effectively and bindingly tendered their shares in exchange for the Offer Consideration. TLG will therefore not receive any proceeds from the Offer. The Company expects that the total costs incurred by TLG in connection with the Offer (legal, banking and other professional fees and costs) will not exceed EUR 10.0 million.

5.    DIVIDEND POLICY; RESULTS AND DIVIDENDS PER SHARE; USE OF PROFITS

5.1	General Provisions Relating to Profit Allocation and Dividend Payments

The shareholders’ share of the Company’s profits is determined based on their respective interests in the Company’s share capital. Being a German stock corporation (Aktiengesellschaft), the distribution of the Company’s dividends for a given fiscal year, and the amount and payment date thereof, are resolved by the shareholders’ meeting of the subsequent fiscal year either upon a joint proposal by the Management Board and the Supervisory Board or upon the Management Board’s or the Supervisory Board’s proposal. The shareholders’ meeting must be held within the first eight months of each fiscal year.

Dividends may only be distributed from the net retained profit (Bilanzgewinn) of the Company. The net retained profit is calculated based on the Company’s unconsolidated financial statements prepared in accordance with the accounting principles of the HGB. Accounting principles set forth in the HGB differ from IFRS in material respects.

When determining the net retained profit, the net income or loss for the fiscal year (Jahresüberschuss/-fehlbetrag) must be adjusted for retained profit/loss carryforwards (Gewinn-/Verlustvorträge) from the prior fiscal year and withdrawals from or appropriations to reserves (retained earnings). Certain reserves are required to be set up by law and must be deducted when calculating the net retained profit available for distribution.

The Management Board must prepare unconsolidated financial statements (balance sheet, income statement and notes to the financial statements) and a management report for the previous fiscal year by the statutory deadline and present these to the Supervisory Board and the Company’s auditors immediately after preparation. At the same time, the Management Board must present to the Supervisory Board a proposal for the allocation of the Company’s net retained profit pursuant to Section 170 AktG. According to Section 171 AktG, the Supervisory Board must review the unconsolidated financial statements, the Management Board’s management report and the proposal for the allocation of the net retained profit and report to the shareholders’ meeting in writing on the results of such review.

The shareholders’ meeting’s resolution on the allocation of the net retained profit requires a simple majority of votes to be passed. The shareholders’ meeting may also resolve that the dividends be distributed partially or entirely in kind (e.g., as a distribution of treasury shares if such shares held by the Company at that time). Notifications of any distribution of dividends resolved upon are published in the German Federal Gazette (Bundesanzeiger) immediately after the shareholders’ meeting.

Dividends resolved by the shareholders’ meeting are due and payable on the third working day after the relevant shareholders’ meeting, unless provided otherwise in the dividend resolution, in compliance with the rules of the respective clearing system. Since all of the Company’s dividend entitlements are evidenced by one global dividend coupon deposited with Clearstream, Clearstream transfers the dividends to the shareholders’ custodian banks for crediting to their accounts. German custodian banks are under an obligation to distribute the funds to their customers. Shareholders using a custodian bank located outside Germany must inquire at their respective bank regarding the terms and conditions applicable in their case. To the extent dividends can be distributed by the Company in accordance with HGB and corresponding decisions are taken, there are no restrictions on shareholders’ rights to receive dividends.

Generally, withholding tax (Kapitalertragsteuer) is withheld from dividends paid. For more information on the taxation of dividends, see “21.3.1 Taxation of Dividend Income”.

Any dividends not claimed within the past three years become time-barred. Once the statute of limitations applies, the dividend payment claim passes to the Company.

5.2	Dividend Policy and Earnings per Share

The Company intends to pay dividends in an amount of at least 70% of its annual FFO after taxes, provided that TLG’s business performance remains at least stable. The Company currently plans to pay a dividend in line with this target for the fiscal year ending December 31, 2017.

The following table shows: (i) the net income and earnings per share as shown in the Company’s respective audited consolidated financial statements prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB; (ii) the net retained profit based on the Company’s respective audited unconsolidated financial statements prepared in accordance with HGB; and (iii) distributions to the respective shareholders for the periods presented:

	For the year ended December 31,
	2014		2015		2016
	(audited and in EUR million, unless otherwise indicated)
Net income (IFRS)	88.7		130.8		94.1
Earnings per share (undiluted) (IFRS) (in EUR)(1)	1.65		2.11		1.39
Net retained profits (HGB)	25.4		50.6		60.8
Distributions to shareholders during the respective year	233.0	(2)	15.3	(3)	48.6	(4)
Distributions per share (in EUR) (unaudited)(5)	3.14		0.21		0.65

(1)

Before the Company was transformed into a stock corporation (Aktiengesellschaft) in September 2014, it was a limited liability company (Gesellschaft mit beschränkter Haftung). For purposes of comparison, the average weighted number of shares issued for the year ended December 31, 2014 is the number that would have existed if the Company had already been a stock corporation as of January 1, 2014 with the resulting number of shares issued based on the subscribed capital at that time. The average weighted number of shares amounted to 53.8 million, 62.0 million and 67.4 million during the fiscal years ended December 31, 2014, 2015 and 2016, respectively.

(2)

Distributions to shareholders during the fiscal year 2014 consisted of retained profit carryforwards in an amount of EUR 73.6 million, withdrawals from capital reserves in an amount of EUR 158.5 million and retained earnings in an amount of EUR 0.8 million, which were distributed to LSREF II East AcquiCo S.à r.l. (“East AcquiCo”) and Delpheast Beteiligungs GmbH & Co. KG (“Delpheast”).

(3)	Distributions to shareholders during the fiscal year 2015 reflect the dividend paid to the shareholders of the Company from the net income for the fiscal year 2014.

(4)	Distributions to shareholders during the fiscal year 2016 reflect the dividend paid to the shareholders of the Company from the net income for the fiscal year 2015.

(5)	Calculated based on a number of 74.2 million shares, the number of shares outstanding as of the date of publication of this Prospectus.

On May 29, 2017, the Company made a dividend payment in an aggregate amount of EUR 59.3 million, corresponding to EUR 0.80 per share. Other than listed above, the Company has not made any distributions to its shareholders during the fiscal years ended December 31, 2014, 2015 and 2016, the three months ended March 31, 2017, and the period up to and including the date of publication of this Prospectus.

6.    CAPITALIZATION AND INDEBTEDNESS; STATEMENT ON WORKING CAPITAL

The following tables set forth the consolidated capitalization and indebtedness of TLG as of March 31, 2017, taken or derived from the Company’s unaudited condensed interim consolidated financial statements as of and for the three months ended March 31, 2017 and the Company’s internal reporting system. Investors should read these tables in conjunction with “8. Selected Consolidated Financial Information of TLG”, “9. Management’s Discussion and Analysis of Net Assets, Financial Condition and Results of Operations of TLG”, the consolidated financial statements, including the related notes contained in this Prospectus, and the financial information contained elsewhere in this Prospectus. Regarding the pro forma consolidated statement of financial position of TLG as prepared under the assumption of the Completion taking place on March 31, 2017, see “11. Pro-Forma Consolidated Financial Information of TLG IMMOBILIEN AG as of and for the Fiscal Year ended December 31, 2016 as well as the Three Months ended March 31, 2017”.

6.1	Capitalization

As of March 31, 2017
(in EUR million)
(unaudited)
Total current debt(1)	133.6
of which secured(2)	96.6
of which guaranteed	–
of which unguaranteed/unsecured	37.0
Total non-current debt(3)	1,177.3
of which secured(2)	925.2
of which guaranteed	–
of which unguaranteed/unsecured	252.1
Shareholder’s equity(4)	1,141.6
Subscribed capital	74.2
Capital reserves	547.0
Miscellaneous reserves(5)	520.4

Total	2,452.5

(1)	Shown as current liabilities in the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2017.

(2)	Security mainly comprises land charges and shares in affiliates.

(3)	Shown as non-current liabilities in the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2017.

(4)	Shown as equity attributable to the shareholders of the parent company in the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2017.

(5)	Miscellaneous reserves include retained earnings and other reserves as shown in the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2017.

6.2	Indebtedness

As of March 31, 2017
(in EUR million)
(unaudited)
A. Cash	0.0
B. Cash equivalents	184.3
C. Trading securities	–
D. Liquidity (A)+(B)+(C)	184.3
E. Current financial receivables(1)	5.5
F. Current liabilities due to financial institutions	97.2
G. Current portion of non-current debt	–
H. Other current financial debt(2)	18.3
I. Current financial debt (F)+(G)+(H)	115.5
J. Net current financial indebtedness (I)-(E)-(D)	(74.3)
K. Non-current liabilities due to financial institutions	925.3
L. Bonds issued	–
M. Other non-current loans	–

N. Non-current financial indebtedness (K)+(L)+(M)	925.3

O. Net financial indebtedness (J)+(N)	851.0

(1)	Current financial receivables are comprised of trade receivables as shown in the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2017.

(2)	Other current financial debt is shown as trade payables in the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2017.

As of March 31, 2017, the nominal amount of TLG’s liabilities secured by land charges amounted to EUR 1,025.9 million. As of the same date, there were no contingent liabilities under IFRS.

6.3	Statement on Working Capital

The Company is of the opinion that TLG is in a position to meet the payment obligations that become due within at least the next twelve months from the date of publication of this Prospectus.

7.    DILUTION

Dilution comprises two distinct aspects: Dilution of the shareholding and value-related dilution.

Dilution of the shareholding refers to the effect that the issuance of new shares in the Company has on the individual shareholding of the Company’s existing shareholders if they do not subscribe to the newly issued shares in a proportion corresponding to their prior shareholding or if their subscription rights are excluded.

Value-related dilution refers to the effect that the issuance of new shares of the Company at a certain issue price has on the Company’s equity per share.

The calculation of dilution resulting from the Completion set forth below is based on the following assumptions:

•	As of March 31, 2017, the Target had 131,964,552 shares outstanding.

•	On May 31, 2017, the Target issued an additional 2,063,000 shares in connection with the conversion of a mandatory convertible bond (the “Convertible Bond Shares”).

•

Furthermore, the Target has issued stock options to its management board as well as certain key employees which entitle their holders to receive new shares of the Target prior to the Completion. The holders of such options will exercise all option rights that are vested prior to the Completion in order to receive a total of 3,655,000 new shares of the Target (the “Management Option Shares”), which can be tendered into the Offer.

•

Upon Completion, a total of 137,682,552 shares of the Target (the “Total Target Shares”) will be outstanding (comprising the 131,964,552 shares of the Target as of March 31, 2017, the 2,063,000 Convertible Bond Shares and the 3,655,000 Management Option Shares).

•	Except for the Total Target Shares, the Target will not issue any additional shares prior to the Completion.

•	The Target’s shareholders accept the Offer for all 137,682,552 Total Target Shares.

•

Upon Completion, all 137,682,552 Total Target Shares are contributed to the Company in the form of a contribution in kind against the issuance of 23,944,792 Offer Shares (corresponding to an Offer Consideration of 4 Offer Shares for every 23 Total Target Shares (or 5.75 Total Target Shares for every Offer Share)).

•

The Company’s acquisition costs amount to approximately EUR 434.1 million, based on the value of the 23,944,792 Offer Shares issued in exchange for the shares of the Target tendered into the Offer, each such Offer Share valued at EUR 18.13, corresponding to the three-month volume-weighted average price of the Company’s shares on May 9, 2017, the day prior to the publication of the Company’s decision to launch the Offer, as notified by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”)) to the Company on May 17, 2017).

•	The total costs incurred by TLG in connection with the Offer (legal, banking and other professional fees and costs) amount to EUR 10.0 million.

•	There are no tax or interest effects. Furthermore, no goodwill is created upon Completion.

	TLG		WCM
Net Book Value(1) prior to Completion
Equity attributable to the shareholders of the parent company (net book value)(1) in accordance with IFRS as of March 31, 2017 (in EUR million)	1,141.6	(2)	321.6	(3)
Shares issued as of March 31, 2017	74,175,558		131,964,552
Equity attributable to the shareholders of the parent company (net book value)(1) per share (in EUR)	15.39		2.44
Total Target Shares	–		137,682,552
Equity attributable to the shareholders of the parent company (net book value)(1) per Total Target Share (in EUR)	–		2.34

	TLG	WCM
Net Book Value(1) after Completion
Increase in equity attributable to the shareholders of the parent company (net book value)(1) (in EUR million)(4)	424.1	–
Equity attributable to the shareholders of the parent company (net book value)(1) (in EUR million)	1,565.7	–
Dilution after Completion
Shares of the Company(5)	98,120,350	–
Equity attributable to the shareholders of the parent company (net book value)(1) per share (in EUR)	15.96	–
Increase in equity attributable to the shareholders of the parent company (net book value)(1) per share (in EUR)	0.57	–
Increase in equity attributable to the shareholders of the parent company (net book value)(1) per share (in %)	3.7	–
Dilution of the shareholding of existing shareholders of the Company (in%)(6)	24.4	–

(1)	Net book value is calculated as the Company’s total assets (Gesamtaktiva) (sum all of assets/balance sheet assets) minus the sum of its total liabilities (Schulden) and non-controlling interests.

(2)	As shown in the unaudited condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017.

(3)	As shown in the unaudited consolidated quarterly statements of the Target as of and for the three months ended March 31, 2017.

(4)

Based on the aggregate value of the newly issued Offer Shares in an amount of approximately EUR 434.1 million (corresponding to the issuance of 23,944,792 Offer Shares at a value of EUR 18.13 per Offer Share) minus the total costs incurred by TLG in connection with the Offer in an amount of EUR 10.0 million.

(5)

Based on an issuance of 23,944,792 Offer Shares in exchange for 137,682,552 Total Target Shares (corresponding to an Offer Consideration of 4 Offer Shares for every 23 Total Target Shares (or 5.75 Total Target Shares for every Offer Share)).

(6)	Based on a change in shareholding from 100.0% prior to the Offer to 75.6% following the Completion.

Shareholders of the Target who accept the Offer will not be exposed to value-related dilution.

8.    SELECTED CONSOLIDATED FINANCIAL INFORMATION OF TLG

The following financial information of TLG is taken or derived from the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016, the unaudited condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 and the Company’s internal reporting system. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 have been prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB. The unaudited condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 have been prepared in accordance with IFRS on interim financial reporting (IAS 34). Additional financial information included in this Prospectus has been taken or derived from the audited unconsolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, which were prepared in accordance with HGB.

Ernst & Young Wirtschaftsprüfungsgesellschaft GmbH, Stuttgart, branch Berlin, Friedrichstraße 140, 10117 Berlin, Germany (“EY”), has audited the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and the Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016, and issued in each case an unqualified audit opinion thereon.

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses, leading to corresponding retroactive changes in the comparative financial information for the fiscal year ended December 31, 2015 (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”). The following financial information for the fiscal year ended December 31, 2015 is taken or derived from the adjusted comparative financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016.

Where financial information in the following tables are labelled “audited”, this means that they have been taken from the audited financial statements mentioned above. The label “unaudited” is used in the following tables to indicate financial information that have not been taken from the audited financial statements mentioned above but were taken either from the Company’s unaudited condensed interim consolidated financial statements mentioned above, or the Company’s internal reporting system, or have been calculated based on figures from the aforementioned sources.

All of the financial information presented in the text and tables below are shown in millions of euro (in EUR million), except as otherwise stated. Certain financial information (including percentages) in the following tables have been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in the following tables may not correspond in all cases to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

The following selected financial information should be read together with the section “9. Management’s Discussion and Analysis of Net Assets, Financial Condition and Results of Operations of TLG”, the consolidated financial statements, including the related notes contained in this Prospectus, and additional financial information contained elsewhere in this Prospectus.

8.1	Selected Consolidated Financial Information

8.1.1	Consolidated Statement of Comprehensive Income Data

	For the year ended December 31,			For the three months ended March 31,
	2014	2015(1)	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Net operating income from letting activities	100.3	114.1	125.6	28.9	34.4
Income from letting activities	136.7	152.3	168.1	37.5	46.6
Expenses relating to letting activities	(36.5)	(38.2)	(42.5)	(8.6)	(12.2)
Result from the remeasurement of investment property	52.7	87.9	39.9	0.7	1.5
Result from the disposal of investment property	3.3	8.0	6.4	0.6	0.0
Result from the disposal of real estate inventory	7.3	0.8	0.0	0.0	0.0
Proceeds from the disposal of real estate inventory	26.1	0.8	0.0	0.0	0.0
Carrying amount of inventory disposed	(18.8)	(0.1)	(0.0)	(0.0)	0.0
Other operating income	16.8	4.2	0.8	0.4	0.5
Personnel expenses	(17.4)	(12.8)	(11.3)	(2.9)	(2.9)
Depreciation and amortization	(1.2)	(0.8)	(0.6)	(0.1)	(0.1)
Other operating expenses	(15.7)	(7.9)	(7.1)	(2.4)	(2.2)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	25.2	31.3
Financial income	0.6	0.4	0.3	0.1	0.0
Financial expenses	(24.3)	(23.8)	(25.7)	(5.8)	(9.1)
Gain/loss from the remeasurement of financial instruments	(2.1)	(0.8)	0.3	(1.1)	0.6

Earnings before taxes (EBT)	120.3	169.2	128.6	18.3	22.7
Income taxes	(31.6)	(38.3)	(34.5)	(5.4)	(7.0)

Net income	88.7	130.9	94.1	12.9	15.7
Other comprehensive income (OCI)
thereof will not be reclassified to profit or loss
Actuarial gains/losses, net of taxes	(0.9)	0.0	(0.3)	–	–
thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes	(10.9)	1.7	(1.8)	(2.6)	2.8

Total comprehensive income for the year/period	76.8	132.6	92.1	10.3	18.5

(1)

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses, leading to corresponding retrospective changes in the comparative financial information for the fiscal year ended December 31, 2015. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated income statement, the net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses reported as of and for the fiscal year ended December 31, 2015 are shown in the amount of EUR 112.4 million, EUR 150.6 million, EUR 38.2 million, EUR 5.8 million and EUR 7.8 million, respectively (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

8.1.2	Consolidated Statement of Financial Position Data

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Non-current assets	1,525.2	1,776.8	2,240.8	2,213.8
Investment property	1,489.6	1,739.5	2,215.2	2,189.4
Advance payments on investment property	5.9	14.3	0.1	0.1
Property, plant and equipment	14.1	9.8	6.7	6.5
Intangible assets	1.7	1.6	1.4	1.5
Other non-current financial assets	2.5	2.5	4.8	4.8
Other assets	8.4	9.2	10.0	9.9
Deferred tax assets	3.0	–	2.7	1.6
Current assets	212.8	222.6	103.9	238.7
Inventories	1.5	1.1	1.1	1.1
Trade receivables	12.6	11.9	6.0	5.5
Receivables from income taxes	9.8	2.2	1.2	1.2
Other current financial assets	1.0	0.9	0.9	0.8
Other receivables and assets	13.3	6.9	7.1	7.4
Cash and cash equivalents	152.6	183.7	68.4	184.3
Non-current assets classified as held for sale	22.0	15.9	19.2	38.5

Total assets	1,738.0	1,999.5	2,344.8	2,452.5

Equity	748.0	967.9	1,009.5	1,141.6
Subscribed capital	61.3	67.4	67.4	74.2
Capital reserves	343.0	439.5	440.3	547.0
Retained earnings	354.1	469.4	515.1	530.9
Other reserves	(13.0)	(11.2)	(13.3)	(10.5)
Equity attributable to the shareholders of the parent company	745.4	965.1	1,009.5	1,141.6
Non-controlling interests	2.6	2.8	–	–
Liabilities	990.0	1,031.6	1,335.3	1,310.9
Non-current liabilities	909.1	957.8	1,227.1	1,177.3
Non-current liabilities due to financial institutions	731.1	746.7	975.2	925.3
Pension provisions	8.2	8.1	8.3	8.3
Non-current derivative financial instruments	17.8	15.9	20.4	16.5
Other non-current liabilities	1.5	1.2	5.5	5.4
Deferred tax liabilities	150.5	185.9	217.7	221.9
Current liabilities	80.9	73.8	108.1	133.6
Current liabilities due to financial institutions	39.3	36.0	65.2	97.2
Trade payables	13.9	14.9	21.2	18.3
Other current provisions	5.7	2.4	1.8	1.7
Tax liabilities	9.6	6.4	4.5	4.7
Other current liabilities	12.4	14.0	15.4	11.8

Total equity and liabilities	1,738.0	1,999.5	2,344.8	2,452.5

8.1.3	Consolidated Cash Flow Statement Data

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Cash flow from operating activities	76.2	104.9	121.5	26.2	23.8
Interest received	0.6	0.4	0.3	0.1	0.0
Interest paid	(47.2)	(23.0)	(28.4)	(8.3)	(10.2)
Income tax paid/received	(9.0)	1.6	(5.3)	(7.1)	(1.5)
Net cash flow from operating activities	20.5	83.9	88.0	10.9	12.2
Cash flow from investing activities	(20.5)	(150.3)	(414.1)	(89.2)	7.3
Cash flow from financing activities	13.7	97.5	210.7	(5.7)	96.4

Change in cash and cash equivalents	13.7	31.1	(115.3)	(84.0)	115.9

8.2	Additional Key Performance Indicators

TLG uses the key performance indicators FFO after taxes, the Net LTV and EPRA NAV as the most important indicators for measuring the operating and financial performance of TLG’s business and its internal controlling.

In addition, TLG expects the rental income, net operating income from letting activities, EBITDA, the Equity Ratio, and the EPRA Vacancy Rate to be of use for potential investors as key performance indicators in evaluating TLG’s operating and financial performance.

However, the key performance indicators described in this section are not recognized as measures under IFRS and should not be considered as substitutes for figures on net assets, earnings before taxes, net income, net cash flow from operating activities or other data from the consolidated statement of comprehensive income, the consolidated cash flow statement or the consolidated statement of financial position, as determined in accordance with IFRS, or as measures of profitability or liquidity. Such key performance indicators do not necessarily indicate that cash flows will be sufficient or available for TLG’s cash requirements, nor is any such measure indicative of TLG’s historical operating results. The key performance indicators described in this section are not meant to be indicative of future results. Because not all companies calculate these key performance indicators in the same way, TLG’s presentation of such key performance indicators is not necessarily comparable with similarly-titled measures used by other companies, including companies in the real estate sector.

8.2.1	Performance and Profitability

The following table provides information on TLG’s key performance and profitability measures for the periods presented:

	For the year ended December 31,				For the three months ended March 31,
	2014	2015		2016	2016	2017
	(audited and in EUR million, unless otherwise specified)				(unaudited) (in EUR million, unless otherwise specified)
Rental income(1)	114.8	127.4		140.5	32.5	39.2
Net operating income from letting activities(2)	100.3	114.1	(3)	125.6	28.9	34.4
EBITDA (unaudited)	94.6	106.3		114.4	24.6	29.8
FFO after taxes (unaudited)	52.4	64.0		76.9	17.1	21.1
FFO after taxes per share (in EUR) (unaudited)	0.97	1.03		1.14	0.25	0.29

(1)

Rental income refers to income from letting activities without income from recharged operating costs and income from other goods and services as shown in the consolidated statement of comprehensive income for the respective period.

(2)

Net operating income from letting activities refers to income from letting activities less expenses related to letting activities, all as shown in the consolidated statement of comprehensive income for the respective period.

(3)

For the fiscal year ended December 31, 2015, the net operating income from letting activities is derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015, as reported in the consolidated income statement in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016. In the audited consolidated financial statements of the Company as of and for the fiscal year ended.

December 31, 2015, the net operating income from letting activities is reported in the consolidated income statement as of and for the fiscal year ended December 31, 2015 with EUR 112.4 million

8.2.1.1	EBITDA

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is defined as net income/loss before income taxes, financial income, financial expenses, gain/loss from the remeasurement of derivative financial instruments, depreciation and amortization as well as the result from the remeasurement of investment property, all as shown in the Company’s respective consolidated financial statements.

The following table shows the calculation of EBITDA starting from net income for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited, unless otherwise specified) (in EUR million)			(unaudited) (in EUR million)
Net income	88.7	130.9	94.1	12.9	15.7
Income taxes	31.6	38.3	34.5	5.4	7.0

Earnings before taxes (EBT)	120.3	169.2	128.6	18.3	22.7
Financial income	(0.6)	(0.4)	(0.3)	(0.1)	(0.0)
Financial expenses	24.3	23.8	25.7	5.9	9.1
Gain/loss from the remeasurement of derivative financial instruments	2.1	0.8	(0.3)	1.1	(0.6)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	25.2	31.3
Depreciation and amortization	1.2	0.8	0.6	0.1	0.1
Result from the remeasurement of investment property	(52.7)	(87.9)	(39.9)	(0.7)	(1.5)

EBITDA (unaudited)	94.6	106.3	114.4	24.6	29.8

8.2.1.2	FFO After Taxes

Funds from operations (“FFO”) after taxes is a measure of cash generation for real estate companies. The Company defines FFO after taxes as net income/loss adjusted for the result from the remeasurement of investment property, the result from the disposal of real estate inventory, the result from the disposal of investment property, the gain/loss from the remeasurement of derivative financial instruments and other effects, as well as deferred taxes and tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, as well as from the costs of capital market transactions and from aperiodic effects.

The following table shows the calculation of FFO after taxes as well as FFO after taxes per share for the periods presented:

	For the year ended December 31,					For the three months ended March 31,
	2014	2015		2016		2016	2017
	(audited and in EUR million, unless otherwise specified)					(unaudited) (in EUR million, unless otherwise specified)
Net income	88.7	130.9		94.1		12.9	15.7
Income taxes	31.6	38.3		34.5		5.4	7.0

Earnings before taxes (EBT)	120.3	169.2		128.6		18.3	22.7
Result from the disposal of investment property	(3.3)	(8.1	)(1)	(6.1	)(1)	(0.6)	0.0
Result from the disposal of real estate inventory	(7.3)	(0.8)		(0.0)		(0.0)	0.0
Result from the remeasurement of investment property	(52.7)	(87.9)		(39.9)		(0.7)	(1.5)
Gain/loss from the remeasurement of derivative financial instruments	2.1	0.8		(0.3)		1.1	(0.6)
Other effects (unaudited)(2)	2.8	(1.2)		0.9		0.3	2.0

FFO before taxes (unaudited)	61.9	72.1		83.2		18.5	22.6
Income taxes	(31.6)	(38.3)		(34.5)		(5.4)	(7.0)
Deferred taxes	65.5	34.6		30.1		4.1	4.4
Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects (unaudited)(3)	(43.4)	(4.4)		(2.0)		–	1.2

FFO after taxes (unaudited)	52.4	64.0		76.9		17.1	21.1
Average weighted number of shares issued (in million)(4)	53.8	62.0		67.4		67.4	71.9

FFO after taxes per share (in EUR) (unaudited)	0.97	1.03		1.14		0.25	0.29

(1)

Unaudited. Including the result from the disposal of Grimma business park in an amount of EUR 0.1 million in 2015 and expenses from the purchase price adjustment for Grimma business park in an amount of EUR 0.3 million in 2016, held as an investment in a subsidiary; disclosed in other operating income and other operating expenses (transaction costs) of the consolidated statement of comprehensive income.

(2)	Other effects comprise:

(a)

the depreciation of owner-occupied property (IAS 16) of EUR 0.3 million in 2014, EUR 0.2 million in 2015, EUR 0.1 million in 2016, EUR 0.0 million in the three months ended March 31, 2016 and EUR 0.0 million in the three months ended March 31, 2017;

(b)	income from the service contract with TAG Wohnen GmbH, which expired in 2014, of EUR 0.6 million in 2014 and EUR 0.0 million in 2015;

(c)

personnel restructuring expenses of EUR 0.5 million in 2014, EUR 0.7 million in 2015, EUR 0.5 million in 2016, EUR 0.3 million in the three months ended March 31, 2016 and EUR 0.1 million in the three months ended March 31, 2017;

(d)	expenses from share-based payments to the Management Board of EUR 3.6 million in 2014 and EUR 1.0 million in 2015;

(e)	income from the reversal of provisions for subsidies reclaimed of EUR 2.3 million in 2014, EUR 1.3 million in 2015 and EUR 0.4 million in 2016;

(f)	income from insurance compensation and the payment of damages paid by a notary of EUR 1.0 million in 2015;

(g)	income from the reversal of the provision for construction costs of EUR 0.7 million in 2015;

(h)	IPO and share deal acquisitions costs of EUR 1.4 million in 2014, EUR 1.0 million in 2016 and EUR 0.0 million in the three months ended March 31, 2017;

(i)	income from the reversal of provisions for property purchase agreements of EUR 0.3 million in 2016; and

(j)	expenses for the prepayment of loans of EUR 1.8 million in the three months ended March 31, 2017.

(3)

Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects comprise:

(a)	adjustments of the reverse effect from the income tax effective settlement of interest rate hedge transactions (originally decreasing income tax expense), which amounted to EUR 6.3 million in 2014;

(b)

adjustments of tax effects from costs of capital market transactions relate to the reverse effect from the income tax effective IPO expenses and the capital increase in January 2017 (originally decreasing income tax expense), which amounted to EUR 0.4 million in 2014, and 0.4 million in 2016 and EUR 1.2 million in the three months ended March 31, 2017; and

(c)

adjustments of the reverse effect from the aperiodic income tax effects (originally decreasing income tax expense), which amounted to EUR 36.7 million in 2014, EUR 4.4 million in 2015 and EUR 1.6 million in 2016.

(4)

Before the Company was transformed into a stock corporation (Aktiengesellschaft) in September 2014, it was a limited liability company (Gesellschaft mit beschränkter Haftung). For purposes of comparison, the average weighted number of shares issued for the year ended December 31, 2014 is the number that would have existed if the Company had already been a stock corporation as of January 1, 2014 with the resulting number of shares issued based on the subscribed capital at that time. The total number of shares issued amounted to 61.3 million as of December 31, 2014, 67.4 million as of December 31, 2015, March 31, 2016 and December 31, 2016 and 74.2 million as of March 31, 2017.

8.2.2	Financing and Leverage

The following table provides information on TLG’s key financing and leverage measures as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in %)			(in %)
Equity Ratio (unaudited)	43.0	48.4	43.1	46.5
Net LTV	40.3	33.6	43.4	37.5

8.2.2.1	Equity Ratio

The equity ratio is the ratio of equity to total equity and liabilities (the “Equity Ratio”).

The following table shows the calculation of the Equity Ratio as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2016
	(audited and in EUR million, unless otherwise specified)			(unaudited) (in EUR million, unless otherwise specified)
Equity	748.0	967.9	1,009.5	1,141.6
Total equity and liabilities	1,738.0	1,999.5	2,344.8	2,452.5

Equity Ratio (in %) (unaudited)	43.0	48.4	43.1	46.5

8.2.2.2	Net LTV

The net loan to value ratio is defined as the ratio of net debt (sum of non-current and current liabilities due to financial institutions less cash and cash equivalents), to real estate (sum of investment property, advance payments on investment property, owner-occupied property, non-current assets classified as held for sale and inventories) (the “Net LTV”).

The following table shows the calculation of the Net LTV as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited) (in EUR million, unless otherwise specified)			(unaudited) (in EUR million, unless otherwise specified)
Investment property (IAS 40)	1,489.6	1,739.5	2,215.2	2,189.4
Advance payments on investment property (IAS 40)	5.9	14.3	0.1	0.1
Owner-occupied property (IAS 16)	12.9	9.3	6.1	6.3
Non-current assets classified as held for sale (IFRS 5)	22.0	15.9	19.2	38.5
Inventories (IAS 2)	1.5	1.1	1.1	1.1

Real estate	1,531.9	1,780.1	2,241.7	2,235.3
Liabilities due to financial institutions	770.4	782.7	1,040.4	1,022.4
Cash and cash equivalents	(152.6)	(183.7)	(68.4)	(184.3)

Net debt	617.8	599.0	972.0	838.1

Net LTV (in %)	40.3	33.6	43.4	37.5

8.2.3	EPRA Key Performance Indicators

EPRA NAV is calculated in accordance with the definition recommended by the European Public Real Estate Association (the “EPRA”) and used as an indicator of TLG’s long-term equity. The EPRA NAV is calculated based on equity attributable to the shareholders of the parent company (i) plus fair value adjustment of owner-occupied property (IAS 16) and fair value adjustment of properties in inventories (IAS 2) and (ii) excluding the fair value of derivative financial instruments, deferred tax assets, deferred tax liabilities and goodwill (the “EPRA NAV”).

The EPRA vacancy rate is defined as the market rental value of vacant space divided by the market rental value of the whole portfolio (“EPRA Vacancy Rate”).

The following table shows the calculation of EPRA NAV and the EPRA Vacancy Rate as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited and in EUR million, unless otherwise specified)			(unaudited) (in EUR million, unless otherwise specified)
Equity attributable to the shareholders of the parent company	745.4	965.1	1,009.5	1,141.6
Fair value adjustment of owner-occupied properties (IAS 16) (unaudited)(1)	3.9	5.6	5.3	5.1
Fair value adjustment of inventories (IAS 2) (unaudited)(2)	0.6	0.3	1.4	1.4
Fair value of derivative financial instruments (unaudited)	17.8	15.9	18.1	14.2
Deferred tax assets	(3.0)	–	(2.7)	(1,6)
Deferred tax liabilities	150.5	185.9	217.7	221.9
Goodwill	(1.2)	(1.2)	(1.2)	(1.2)

EPRA NAV (unaudited)	914.0	1,171.6	1,248.3	1,381.5
Number of shares outstanding (in thousand)	61,302	67,432	67.432	74,176

EPRA NAV per share (in EUR) (unaudited)	14.91	17.37	18.51	18.62
EPRA Vacancy Rate (in %) (unaudited)	3.9	3.7	3.8	3.3

(1)

Fair value adjustment of owner-occupied properties (IAS 16) means the surplus arising from the remeasurement at fair value of owner-occupied properties, which are included under IFRS in the consolidated statement of financial position at the lower of cost less any accumulated depreciation and impairments and fair value.

(2)

Fair value adjustment of inventories (IAS 2) means the surplus arising from the remeasurement at fair value of trading properties, which are recognized under IFRS at the lower of cost and net realizable value and recognized under inventories in the consolidated statement of financial position.

9.     MANAGEMENT’S DISCUSSION AND ANALYSIS OF NET ASSETS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TLG

The following financial information of TLG is taken or derived from the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016, the unaudited condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 and the Company’s internal reporting system. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 have been prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB. The unaudited condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 have been prepared in accordance with IFRS on interim financial reporting (IAS 34). Additional financial information included in this discussion and analysis has been taken or derived from the audited unconsolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, which were prepared in accordance with HGB.

EY has audited the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and the Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016, and issued in each case an unqualified audit opinion thereon.

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses, leading to corresponding retroactive changes in the comparative financial information for the fiscal year ended December 31, 2015 (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”). The following financial information for the fiscal year ended December 31, 2015 is taken or derived from the adjusted comparative financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, except for the discussion of the material changes in the fiscal years ended December 31, 2015 and 2014, which is based on the unadjusted financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015.

Where financial information in the following tables are labelled “audited”, this means that they have been taken from the audited financial statements mentioned above. The label “unaudited” is used in the following tables to indicate financial information that have not been taken from the audited financial statements mentioned above but were taken either from the Company’s unaudited condensed interim consolidated financial statements mentioned above, or the Company’s internal reporting system, or have been calculated based on figures from the aforementioned sources.

All of the financial information presented in the text and tables below are shown in millions of euro (in EUR million), except as otherwise stated. Certain financial information (including percentages) in the following tables have been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in the following tables may not correspond in all cases to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

The following discussion and analysis should be read together with the Company’s consolidated financial statements, the Company’s unconsolidated financial statements, including the related notes, contained in this Prospectus, and additional financial information contained elsewhere in this Prospectus.

9.1	Overview

TLG considers itself a leading German commercial real estate company and an active portfolio manager, managing office and retail properties as well as seven hotels. As of March 31, 2017, TLG’s portfolio included a total of 390 properties with an aggregate portfolio value of EUR 2,235.2 million. With a WALT of 6.1 years and an EPRA Vacancy Rate of just 3.3% (both as of March 31, 2017), the Company believes that its portfolio is well positioned to generate stable cash flows for the foreseeable future. TLG is headquartered in Berlin and operates five additional offices in Dresden, Erfurt, Frankfurt am Main, Leipzig and Rostock.

Demand for German commercial real estate remains high. Between May 2016 and April 2017, investment volumes amounted to over EUR 58 billion in aggregate, an increase of approximately 4% compared to the amounts between May 2015 and April 2016. In the first four months of 2017, investment volumes amounted to EUR 15.7 billion (Source: Savills, Investment Market). The Company expects that rental income, the letting and the vacancy rate of TLG’s portfolio will continue to benefit from such high demand.

Based on portfolio value as of March 31, 2017, TLG’s office asset class, of which most properties are situated in good or very good locations in city centers in Berlin, Dresden, Leipzig and Rostock as well as attractive micro-locations in Frankfurt am Main, accounted for approximately 45% of TLG’s overall portfolio, TLG’s retail asset class, of which the majority of properties are located in attractive micro-locations in Berlin and eastern German growth regions, accounted for approximately 40% of TLG’s overall portfolio, and seven hotel properties located in the city centers of Berlin, Dresden, Leipzig and Rostock and accounted for approximately 12% of TLG’s overall portfolio. TLG has classified 56 properties with an aggregate property value of EUR 68.8 million as of March 31, 2017 as its “Other” asset class.

In the three months ended March 31, 2017, TLG generated rental income of EUR 39.2 million and net operating income from letting activities of EUR 34.4 million. In the fiscal year ended December 31, 2016, TLG generated rental income of EUR 140.5 million and EBITDA of EUR 114.4 million. With a Net LTV of 37.5% (as of March 31, 2017), TLG considers its financing structure to be particularly sound and targets a maximum long-term Net LTV of 45%.

9.2	Key Factors Influencing TLG’s Portfolio, Results of Operations and the Comparability of Financial Information

TLG believes that the operating and accounting factors discussed below have contributed to the development of its portfolio and results of operations and/or have affected the comparability of the financial information for the periods covered by the financial information contained in this Prospectus.

9.2.1	Operating Factors

9.2.1.1	Rental Income

TLG’s rental income is affected by local rent levels, total lettable area and the EPRA Vacancy Rate.

9.2.1.1.1	Local Rent Levels

Local rent levels are influenced by numerous demographic, economic and other factors. The rent levels relevant for TLG are affected by the offer and demand for office, retail and hotel space in the respective real estate markets in Berlin and eastern Germany as well as Frankfurt am Main, where TLG’s portfolio is currently predominantly located. Demand for office, retail and hotel space is, among other things, affected by population growth, economic conditions, employment, purchasing power, development of tourism and inflation (for more information, see “13. Markets and Competition”). Other factors influencing rent levels and demand for office, retail and hotel space include the micro-location, availability of office, retail and hotel space, quality and age of the property and mix of tenants of the particular property. General legal and tax conditions as well as the availability and conditions of equity and/or debt financing also affect local rent levels. Lease agreements usually have longer terms, which is why changes in local rent levels affect only those lease agreements that are up for renewal or are newly entered into.

The table below provides information on the average monthly rent per square meter (“sqm”) for TLG’s portfolio, excluding imputed rent (kalkulatorische Miete) for space used by TLG, as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(unaudited)			(unaudited)
	(in EUR)			(in EUR)
Office	9.56	9.57	9.65	9.81
Retail	9.59	9.75	9.98	10.11
Hotel	13.85	14.16	12.67	12.76
Other	3.60	4.19	4.43	4.56

Total(1)	8.38	9.23	9.67	9.83

(1)	Average monthly rent per sqm is calculated as monthly in-place rent divided by space rented as of the respective date. Future contracts are not considered.

The average monthly rent per sqm for TLG’s portfolio increased in the period from December 31, 2014 to March 31, 2017 by 17.3% in total from EUR 8.38 per sqm as of December 31, 2014 to EUR 9.83 per sqm as of March 31, 2017, reflecting the dynamic development of the Berlin market and the impact of TLG’s portfolio management efforts.

The average monthly rent per sqm for TLG’s office asset class increased from EUR 9.56 per sqm as of December 31, 2014 to EUR 9.81 per sqm as of March 31, 2017, reflecting the positive market development, especially in Berlin. For TLG’s retail asset class, the average monthly rent per sqm showed an increase from EUR 9.59 per sqm as of December 31, 2014 to EUR 10.11 per sqm as of March 31, 2017, primarily due to the acquisition of retail properties with higher average monthly rents per sqm. TLG’s hotel asset class saw a decrease of its average monthly rent per sqm from EUR 13.85 per sqm as of December 31, 2014 to EUR 12.76 per sqm as of March 31, 2017, in particular due to the acquisition of two hotel properties in Dresden and Leipzig with lower average monthly rents per sqm.

9.2.1.1.2	Total Lettable Area

The total lettable area is primarily influenced by acquisitions and disposals of properties. It may also be affected by expansions of the lettable area of existing properties and changes in regulation regarding the use of properties.

The table below provides information on the total lettable area of TLG’s portfolio as of the dates presented, excluding areas of project developments that were not operative as of the relevant date:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(unaudited)			(unaudited)
	(in thousand sqm)(1)			(in thousand sqm)(1)
Office	377.6	400.0	603.6	603.3
Retail	485.2	602.9	597.6	584.5
Hotel	75.9	75.9	109.5	109.5
Other(1)	356.2	216.7	108.2	103.0

Total	1,294.8	1,295.4	1,419.0	1,400.2

(1)	Numbers as of December 31, 2014 and 2015 relate to TLG’s former non-core portfolio.

In 2015, TLG’s total lettable area remained constant, as disposals of objects on TLG’s former non-core portfolio were offset by additions to TLG’s retail and office asset classes. In 2016, the total lettable area increased by 5%, in particular due to the acquisition of numerous attractive office properties, including two office properties in Frankfurt am Main (Frankfurt-Niederrad and Mertonviertel) as well as two hotels located in Dresden and Leipzig. In the three months ended March 31, 2017, TLG’s total lettable area slightly decreased by 1.3% due to several divestitures of smaller properties, particularly from TLG’s retail and “Other” asset classes.

9.2.1.1.3	EPRA Vacancy Rate

EPRA Vacancy Rate is defined as the market rental value of vacant space divided by the market rental value of the whole portfolio. The market rental value of the whole portfolio depends on the market rental value per sqm and the total lettable area of the portfolio. Vacancy rates are primarily influenced by demand for the properties that are offered for leasing. Demand for the properties in turn is affected, among other things, by the use, macro- and micro-locations, age, quality and size of the properties. The term of the lease agreements, the ability of the asset manager to market its properties and the maintenance and refurbishment work required before a new lease agreement for a property is entered into also influence the EPRA Vacancy Rate of a portfolio. The EPRA Vacancy Rate may also be affected if large leases are not renewed or terminated (e.g., due to the tenant’s insolvency or as a result of acquisitions or disposals).

The table below provides information on the EPRA Vacancy Rate of TLG’s portfolio as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(unaudited)			(unaudited)
	(in %)			(in %)
Office	7.0	5.7	5.2	4.0
Retail	1.1	1.4	2.4	2.6
Hotel	1.1	1.0	2.4	1.8
Other(1)	10.1	6.1	8.0	8.7

Total	3.9	3.7	3.8	3.3

(1)	Numbers as of December 31, 2014 and 2015 relate to TLG’s former non-core portfolio.

In the fiscal year 2015, the EPRA Vacancy Rate of TLG’s total portfolio slightly decreased, due to acquisitions as well as new leases, especially with respect to the office asset class. While the retail and hotel asset classes were almost fully-let, the EPRA Vacancy Rate for TLG’s non-core portfolio decreased due to disposals. In the fiscal year 2016, the EPRA Vacancy Rate for TLG’s total portfolio increased, especially due to the acquisition of single properties with higher vacancies. In the three months ended March 31, 2017, TLG was able to further reduce its EPRA Vacancy Rate, primarily due to the reduction of the EPRA Vacancy Rate for its office asset class, mainly in connection with the office property located on Alexanderstraße 1, 3, 5 in Berlin, which saw a reduction of its EPRA Vacancy Rate by approximately 9.0 percentage points to just 1.7% in that period.

9.2.1.2	Maintenance and Refurbishment

Driven by TLG’s active asset management and significant investments, its portfolio mainly comprises modern and well-maintained properties. As of March 31, 2017, approximately 83% of the properties in TLG’s office, retail and hotel asset classes had been newly built or fully refurbished since 1996, approximately 63% since 2000. As a result, the Company believes that maintenance and refurbishment expenses are currently overall less significant for TLG than for other commercial real estate companies with more mature portfolios. However, future acquisitions may lead to higher maintenance and refurbishment expenses.

9.2.1.3	Financing Conditions

TLG finances the acquisition of properties by means of debt and equity instruments. At the time of a new acquisition or the maturity of a loan, TLG depends to a considerable extent on the availability of financing on reasonable terms and conditions as well as the condition of the capital markets. Financing conditions, in particular interest rates, are subject to fluctuations and are influenced by a variety of factors over which TLG has no control (e.g., general economic conditions and market developments). Adverse changes in financing conditions, and in particular increases in interest rates, could increase TLG’s financing and refinancing costs and thus affect its results of operations.

TLG is currently benefitting from favorable financing conditions, in particular from low interest rates, which may increase in the future. As of March 31, 2017, TLG’s average cash interest rate amounted to 2.38%, while the weighted average debt maturity was 5.8 years. Approximately 99.7% of TLG’s interest expenses (based on the value-weighted interest rates on the liabilities due to financial institutions in an amount of EUR 1,022.4 million as of March 31, 2017) were either fixed or hedged, limiting TLG’s risk exposure to increasing interest rates in the future.

9.2.1.4	Changes in General Tax Conditions

TLG is subject to German corporate and trade taxation. Currently, TLG’s rental income is subject to corporate and trade tax (Körperschaft- und Gewerbesteuer). Changes to TLG’s taxable income for corporate and/or trade tax law purposes could influence TLG’s results from operations and its cash flow.

9.2.2	Accounting Factors

9.2.2.1	Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income

In the consolidated financial statements as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income to present the net operating income from letting activities more accurately, leading to corresponding retroactive changes in the comparative financial information for the fiscal year ended December 31, 2015. The following table shows the effects of the reclassification:

	Year ended December 31, 2015 (unadjusted)	Year ended December 31, 2015 (adjusted)	Change
		(audited)
		(in EUR million)
Net operating income from letting activities	112.4	114.1	1.7
Income from letting activities	150.6	152.3	1.7
Rental income	127.4	127.4	–
Income from recharged operating costs	22.9	23.3	0.5
Income from other goods and services	0.4	1.6	1.2
Expenses relating to letting activities	(38.2)	(38.2)	0.1
Expenses from operating costs	(29.5)	(29.5)	–
Maintenance expenses	(6.2)	(6.2)	0.0
Other services	(2.5)	(2.5)	0.1
Other operating income	5.8	4.2	(1.7)
Other operating expenses	(7.8)	(7.9)	(0.1)

9.2.2.2	Valuation of Portfolio Properties

In measuring the investment property in its portfolio, TLG applies the fair value method pursuant to IAS 40 in conjunction with IFRS 13. Upon its purchase the investment property is initially measured at cost, including ancillary purchase costs. In subsequent reporting periods, the investment property is measured at fair value. The fair value of properties held to earn rentals or for capital appreciation or both is determined using the discounted cash flow method (“DCF Method”). According to the DCF Method, the fair value of a property is the sum of the discounted cash flows for a planning period (e.g., ten years) plus the terminal value of the property at the end of the planning period discounted to the valuation date. Properties that do not generate sustainable operating cash flows are valued using their liquidation value. For more information on the valuation methods, see “9.8.1 Investment Property (IAS 40)”.

9.2.2.3	Accounting for Property Disposals

Between January 1, 2014 and March 31, 2017, TLG sold investment property and properties held in inventories in an aggregate carrying amount of EUR 187.1 million. Differences between the carrying amount of a property and the purchase price for which a property was sold affect TLG’s results from operations if such difference was not previously recognized under result from the remeasurement of investment property.

With respect to investment property, the following accounting treatment applies in the case of the sale of a property: Upon notarization of the sale and purchase agreement, the respective property is generally reclassified as a non-current asset held for sale, unless the payment of the purchase price and the transfer of benefits and obligations occurs in the same period. If the property is reclassified as a non-current asset held for sale, the difference between the previous carrying amount of the property and the sales price, if any, is added to the carrying amount of the property and recognized under result from the remeasurement of investment property. If payment has already been made, such difference is recognized under result from the disposal of investment property in the relevant period.

In case of a disposal of properties held in inventories, which are carried at the lower of cost or net realizable value and are not subsequently adjusted for fair value, the difference between the carrying amount of the properties and their sales price is recognized in result from the disposal of real estate inventory.

9.2.2.4	Valuation of Derivative Financial Instruments

Derivative financial instruments are measured at fair value in accordance with IAS 39. TLG revalues its derivative financial instruments on a regular basis. TLG uses derivative financial instruments primarily to hedge against risks resulting from floating interest rates on its debt. Changes in the fair value do not have an impact on its cash flows but are recognized under TLG’s gain/loss from the remeasurement of derivative financial instruments with effect on profit or loss if no hedge accounting is applied or the hedge is partially ineffective (for more information, see “9.8.2 Derivative Financial Instruments (IAS 39)”).

9.3	Selected Consolidated Statement of Comprehensive Income Data

The following table provides an overview of TLG’s results of operations for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015(1)	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Net operating income from letting activities	100.3	114.1	125.6	28.9	34.4
Income from letting activities	136.7	152.3	168.1	37.5	46.6
Expenses relating to letting activities	(36.5)	(38.2)	(42.5)	(8.6)	(12.2)
Result from the remeasurement of investment property	52.7	87.9	39.9	0.7	1.5
Result from the disposal of investment property	3.3	8.0	6.4	0.6	0.0
Result from the disposal of real estate inventory	7.3	0.8	0.0	0.0	0.0
Proceeds from the disposal of real estate inventory	26.1	0.8	0.0	0.0	0.0
Carrying amount of inventory disposed	(18.8)	(0.1)	(0.0)	(0.0)	0.0
Other operating income	16.8	4.2	0.8	0.4	0.5
Personnel expenses	(17.4)	(12.8)	(11.3)	(2.9)	(2.9)
Depreciation and amortization	(1.2)	(0.8)	(0.6)	(0.1)	(0.1)
Other operating expenses	(15.7)	(7.9)	(7.1)	(2.4)	(2.2)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	25.2	31.3
Financial income	0.6	0.4	0.3	0.1	0.0
Financial expenses	(24.3)	(23.8)	(25.7)	(5.8)	(9.1)
Gain/loss from the remeasurement of derivative financial instruments	(2.1)	(0.8)	0.3	(1.1)	0.6

Earnings before taxes (EBT)	120.3	169.2	128.6	18.3	22.7
Income taxes	(31.6)	(38.3)	(34.5)	(5.4)	(7.0)

Net income	88.7	130.9	94.1	12.9	15.7
Other comprehensive income (OCI)
thereof will not be reclassified to profit or loss Actuarial gains/losses, net of taxes	(0.9)	0.0	(0.3)	–	–
thereof will be reclassified to profit or loss Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes	(10.9)	1.7	(1.8)	(2.6)	2.8

Total comprehensive income for the year/period	76.8	132.6	92.1	10.3	18.5

(1)

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses, leading to corresponding retrospective changes in the comparative financial information for the fiscal year ended December 31, 2015. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated income statement, the net operating income from letting activities, income from letting activities, expenses from letting activities, other operating income and other operating expenses reported as of and for the fiscal year ended December 31, 2015 are shown in the amount of EUR 112.4 million, EUR 150.6 million, EUR 38.2 million,

EUR 5.8 million and EUR 7.8 million, respectively (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

(2)	Reported as actuarial loss from pension obligation, after taxes, in the audited consolidated financial reports of the Company as of and for the fiscal year ended December 31, 2014.

9.3.1	Net Operating Income from Letting Activities

Net operating income from letting activities results from income from letting activities less expenses related to letting activities. Income from letting activities comprises rental income, income from recharged operating costs and income from other goods and services. Expenses related to letting activities comprise expenses from operating costs, maintenance expenses and other services.

The following table provides a breakdown of TLG’s income from and expenses related to letting activities for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015(1)	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Income from letting activities	136.7	152.3	168.1	37.5	46.6
Rental income	114.8	127.4	140.5	32.5	39.2
Income from recharged operating costs	20.6	23.3	23.7	4.8	6.7
Income from other goods and services	1.4	1.6	3.9	0.2	0.6
Expenses related to letting activities	(36.5)	(38.2)	(42.5)	(8.6)	(12.2)
Expenses from operating costs	(27.1)	(29.5)	(30.0)	(7.1)	(10.1)
Maintenance expenses	(5.2)	(6.2)	(6.6)	(1.0)	(1.0)
Other services	(4.2)	(2.5)	(5.9)	(0.5)	(1.0)

Net operating income from letting activities	100.3	114.1	125.6	28.9	34.4

(1)

Derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015 shown in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2016. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated income statement, the net operating income from letting activities, income from letting activities, income from recharged operating costs, income from other goods and services and the expenses from operating costs reported as of and for the fiscal year ended December 31, 2015 are shown in the amount of EUR 112.4 million, EUR 150.6 million, EUR 22.9 million, EUR 0.4 million and EUR 38.2 million, respectively (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

9.3.1.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, income from letting activities saw a significant increase by 24.3% from EUR 37.5 million in the three months ended March 31, 2016 to EUR 46.6 million, mainly due to the additional properties for which closing had occurred and which thus came under TLG’s management. Expenses related to letting activities increased even faster by 41.9%, reflecting the fact that new properties had not been fully run based on TLG’s cost efficient management approach yet. As a result, net income from letting activities increased from EUR 28.9 million in the three months ended March 31, 2016 by 19.0% to EUR 34.4 million in the three months ended March 31, 2017.

9.3.1.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year 2016, income from letting activities increased by 10.4% from EUR 152.3 million in 2015 to EUR 168.1 million, mainly due to acquisition of additional properties as part of TLG’s growth strategy, which led to an increase of the total lettable area of TLG’S portfolio by 9.5%. Expenses related to letting activities increased by 11.3% and thus slightly stronger than income from letting activities. Overall, net operating income from letting activities increased by 10.1% from EUR 114.1 million in the fiscal year 2015 to EUR 125.6 million in the fiscal year 2016.

9.3.1.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Income from letting activities increased by 10.2% from EUR 136.7 million in the fiscal year 2014 to EUR 150.6 million in the fiscal year 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments according to the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 regarding the changed classification of certain income and expenses in the consolidated income statement), primarily due to a 14.9% increase in the total lettable area in TLG’s office, retail and hotel asset classes and a decrease in the EPRA Vacancy Rate in these three asset classes from 3.2% as of December 31, 2014 to 2.9% as of December 31, 2015. Expenses related to letting activities increased less strongly than income from letting activities as a result of TLG’s focus on acquisitions and cutting costs. As a result of these developments, net operating income from letting activities increased by 12.1%, from EUR 100.3 million in 2014 to EUR 112.4 million in the fiscal year 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments according to the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 regarding the changed classification of certain income and expenses in the consolidated income statement).

9.3.2	Result from the Remeasurement of Investment Property

Result from the remeasurement of investment property comprises adjustments in the fair value of the investment property. The fair value of an investment property is adjusted as a result of the remeasurement of such property in accordance with IAS 40 in conjunction with IFRS 13 or if a property is sold and reclassified as a non-current asset held for sale in accordance with IFRS 5.

9.3.2.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, result from the remeasurement of investment property increased from EUR 0.7 million in the three months ended March 31, 2016 to EUR 1.5 million, reflecting mainly higher remeasurement gains in connection with the sale of certain properties.

9.3.2.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year 2016, result from the remeasurement of investment property saw a decrease by 54.6% from EUR 87.9 million in 2015 to EUR 39.9 million, due to the fact that the favorable effects of market conditions led to less pronounced valuation gains than in the previous year.

9.3.2.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Result from the remeasurement of investment property increased by 66.8% from EUR 52.7 million in 2014 to EUR 87.9 million in the fiscal year 2015. The increase was primarily driven by positive market trends, a decrease in the EPRA Vacancy Rate and an increase in average monthly rent per sqm.

9.3.3	Result from the Disposal of Investment Property

Result from the disposal of investment property is recorded if an investment property is sold and the notarization of the sale and purchase agreement occurs in the same quarter of the respective fiscal year as the closing of the transaction (i.e., the payment of the purchase price and the transfer of benefits and obligations).

9.3.3.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, result from the disposal of investment property decreased from EUR 0.6 million in the three months ended March 31, 2016 to zero, given that TLG did not divest any investment properties in that period.

9.3.3.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

Result from the disposal of investment property decreased from EUR 8.0 million in the fiscal year 2015 to EUR 6.4 million in the fiscal year 2016, with the majority of these proceeds being attributable to a subsequent purchase price adjustment with respect to the sale of the property located in Pappelallee 45, Berlin.

9.3.3.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

In 2015, result from the disposal of investment property more than doubled from EUR 3.3 million in 2014 to EUR 8.0 million in the fiscal year 2015, almost half of which resulted from the disposal of a property located in Winsstraße 18, Berlin.

9.3.4	Result from the Disposal of Real Estate Inventory

Result from the disposal of real estate inventory includes the difference between the carrying amount of real estate inventory disposed and the proceeds from the disposal of real estate inventory which correspond to the sales price for properties sold. Properties recorded under real estate inventory are booked at the lower of cost and net realizable value as of the reporting date.

Given that TLG is no longer engaged in project developments, result from the disposal of real estate inventory amounted to zero in the three months ended March 31, 2017, and in the fiscal year 2016, and decreased strongly in the fiscal year 2015 (from EUR 7.3 million in the fiscal year 2014 to EUR 0.8 million in the fiscal year 2015).

9.3.5	Other Operating Income

The following table provides a breakdown of TLG’s other operating income for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015(1)	2016	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in EUR million)			(in EUR million)
Reversal of allowances(2)	1.9	1.3	0.5	0.2	0.2
Income from recharged IPO costs	9.8	–	–	–	–
Insurance indemnification	1.7	0.8	0.0	–	–
Purchase price adjustments	–	–	(0.3)	–	–
Income from the disposal of subsidiaries	0.1	0.6	–	–	–
TAG/TLG WOHNEN agency contract	0.6	–	–	–	–
Subsidies for environmental and contaminated land remediation	0.1	–	–	–	–
Miscellaneous (unaudited)(3)	2.6	1.5	0.5	0.2	0.3

Other operating income	16.8	4.2	0.8	0.4	0.5

(1)

Taken or derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015 shown in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2016 (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

(2)	Shown as reversal of provisions/liabilities and valuation allowances in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2014.

(3)	“Miscellaneous” includes tenant maintenance contributions, derecognition of liabilities, income from previous years/periods and sundry other income.

9.3.5.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, other operating income increased by 20.0% from EUR 0.4 million in the three months ended March 31, 2016 to EUR 0.5 million due to income from previous years, which is included in miscellaneous.

9.3.5.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In 2016, other operating income decreased by 81.0% from EUR 4.2 million in 2015 to EUR 0.8 million, whereas purchase price adjustments had a negative effect of EUR 0.3 million. In 2016, other operating income mainly consisted of reversal of provisions/liabilities and valuation allowances in an amount of EUR 0.5 million and income from previous years of EUR 0.3 million included in miscellaneous.

9.3.5.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Other operating income decreased by 65.5%, from EUR 16.8 million in 2014 to EUR 5.8 million in the fiscal year 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments according to the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 regarding the changed classification of certain income and expenses in the consolidated income statement). In the fiscal year 2014, other operating income benefited from income of EUR 9.8 million from recharged IPO costs. Insurance indemnification contributed EUR 1.7 million and reversal of provisions/liabilities and valuation contributed EUR 1.9 million to other operating income in the fiscal year 2014. In the fiscal year 2015, other operating income mainly consisted of insurance indemnification of EUR 1.6 million, reversal of provisions/liabilities and valuation allowances of EUR 1.3 million and income from previous years of EUR 1.1 million included in miscellaneous.

9.3.6	Personnel Expenses

The following table provides a breakdown of TLG’s personnel expenses for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Salaries	(10.2)	(7.7)	(7.2)	(1.8)	(1.9)
Social security contributions and pension expenses	(1.9)	(1.2)	(1.3)	(0.3)	(0.3)
Bonuses	(1.2)	(1.4)	(1.4)	(0.3)	(0.3)
Severance packages	(0.5)	(0.7)	(0.5)	(0.3)	(0.1)
Share-based payment components under IFRS 2	(3.6)	(1.8)	(0.8)	(0.2)	(0.2)

Personnel expenses	(17.4)	(12.8)	(11.3)	(2.9)	(2.9)

9.3.6.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

Personnel expenses remained constant, amounting to EUR 2.9 million in the three months ended March 31, 2016 and 2017, respectively. While salaries saw a slight increase, TLG incurred lower expenses in connection with severance packages, since its workforce remained almost unchanged in the three months ended March 31, 2017.

9.3.6.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year 2016, personnel expenses decreased by 11.7% from EUR 12.8 million in the fiscal year 2015 to EUR 11.3 million, primarily due to the fact that share-based remuneration components in accordance with IFRS 2 granted as part of the initial public offering in 2014 had a one-off effect. In addition, TLG’s workforce saw a slight decrease by 11 permanent employees in the fiscal year 2016.

9.3.6.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Personnel expenses decreased by 26.4% from EUR 17.4 million in the fiscal year 2014 to EUR 12.8 million in the fiscal year 2015, primarily due to a staff reduction by 52 persons in the fiscal year 2014. In addition, share-based payment components under IFRS 2 decreased from EUR 3.6 million in the fiscal year 2014 to EUR 1.8 million in the fiscal year 2015.

9.3.7	Depreciation and Amortization

In the three months ended March 31, 2017 as well as the three months ended March 31, 2016, depreciation and amortization remained unchanged, amounting to EUR 0.1 million for both periods.

In the fiscal year 2016, depreciation and amortization decreased by 25.0% from EUR 0.8 million in the fiscal year 2015 to EUR 0.6 million, primarily due to lower depreciation of technical equipment and machinery.

In the fiscal year 2015, depreciation and amortization decreased by 33.3% from EUR 1.2 million in the fiscal year 2014 to EUR 0.8 million, mainly due to lower amortization of intangible assets.

9.3.8	Other Operating Expenses

The following table provides a breakdown of TLG’s other operating expenses for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015(1)	2016	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in EUR million)			(in EUR million)
Impairments of receivables	(1.8)	(0.7)	(0.6)	(0.2)	(0.3)
Consultancy and audit fees	(10.9)	(2.4)	(3.0)	(0.5)	(0.6)
General IT and administrative expenses	(1.7)	(1.9)	(1.6)	(0.6)	(0.6)
Corporate advertising	(0.5)	(0.9)	(0.9)	(0.3)	(0.2)
Miscellaneous (unaudited)(2)	(3.0)	(3.2)	(1.9)	(0.8)	(0.7)
Reversal of provisions/liabilities	2.3	1.2	0.8	–	–

Other operating expenses	(15.7)	(7.9)	(7.1)	2.4	2.2

(1)

Taken or derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015 shown in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2016 (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

(2)	“Miscellaneous” includes ancillary office costs, vehicle and travel expenses, other taxes and other.

9.3.8.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, other operating expenses decreased by 8.3% from EUR 2.4 million in the three months ended March 31, 2016 to EUR 2.2 million, primarily due to lower expenses in connection with legal disputes and offices.

9.3.8.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year 2016, other operating expenses decreased by 9.0% from EUR 7.9 million in 2015 to EUR 7.1 million, primarily due to only in the fiscal year 2015 incurred costs for the disposal of a consolidated company lower general IT and administrative expenses. This reduction was partly compensated by higher consultancy and audit fees, as well as expenses from sales tax corrections. In addition, the positive effect from the reversal of provisions/liabilities, which comprises accrued invoices and provisions from the previous year, was less pronounced in the fiscal year 2016 compared to the fiscal year 2015.

9.3.8.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Other operating expenses decreased by 50.3% from EUR 15.7 million in the fiscal year 2014 to EUR 7.9 million in the fiscal year 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments according to the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 regarding the changed classification of certain income and expenses in the consolidated income statement), primarily due to the absence of expenses accrued in connection with TLG’s initial public offering in the fiscal year 2014. In addition, lower expenses resulting from impairments of receivables contributed to the decrease of other operating expenses in the fiscal year 2015 compared to the fiscal year 2014.

9.3.9	Earnings before Interest and Taxes (EBIT)

9.3.9.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, earnings before interest and taxes (EBIT) increased by 24.2% from EUR 25.2 million in the three months ended March 31, 2016 to EUR 31.3 million, primarily due to the strong increase in net operating income from letting activities, which was only partly offset by a related increase of expenses relating to letting activities.

9.3.9.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year 2016, earnings before interest and taxes (EBIT) decreased by 20.5% from EUR 193.4 million in the fiscal year 2015 to EUR 153.7 million, mainly due to a lower result from the remeasurement of investment property, which was only partly offset by higher net operating income from letting activities.

9.3.9.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Earnings before interest and taxes (EBIT) increased by 32.4% from EUR 146.1 million in the fiscal year 2014 to EUR 193.4 million in the fiscal year 2015, primarily due to an increase in result from the remeasurement of investment property and an increase in net operating income from letting activities, which were only partially offset by a decrease in other operating income.

9.3.10	Financial Result (Financial Income and Financial Expenses)

The financial result is the sum of total interest and financial income (financial income) and total interest and financial expenses (financial expenses).

The following table provides a breakdown of TLG’s financial result for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Total interest and financial income (financial income)	0.6	0.4	0.3	0.1	0.0
Total interest and financial expenses (financial expenses)	(24.3)	(23.8)	(25.7)	(5.8)	(9.1)
Interest expenses for interest rate derivatives	(4.0)	(4.2)	(5.3)	(1.2)	(2.3)
Interest on loans	(18.0)	(18.0)	(18.0)	(4.4)	(6.2)
Interest expenses from pension provisions	(0.2)	(0.1)	(0.2)	(0.0)	(0.0)
Other financial expenses	(2.0)	(1.5)	(2.2)	(0.2)	(0.6)

Financial result	(23.7)	(23.4)	(25.3)	(5.7)	(9.1)

9.3.10.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, TLG’s financial result decreased by 59.6% from EUR 5.7 million in the three months ended March 31, 2016 to EUR 9.1 million, reflecting the additional interest paid on new loans obtained to finance TLG’s acquisitions. In addition, the financial expenses increased due to expenses totaling EUR 1.8 million incurred in connection with the refinancing of loans in the three months ended March 31, 2017.

9.3.10.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

TLG’s financial result saw a slight decrease by 8.1% from EUR 23.4 million in the fiscal year 2015 to EUR 25.3 million in the fiscal year 2016, primarily due to an increase of interest expenses for interest rate derivatives. Interest on loans, which was the main component of total interest and similar expenses in both the fiscal year 2015 and the fiscal year 2016, remained unchanged at EUR 18.0 million in both fiscal years.

9.3.10.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

In the fiscal year 2015, TLG’s net interest expenses remained nearly stable at EUR 23.4 million compared to EUR 23.7 million in the fiscal year 2014. In both fiscal years, interest on loans was the main component of total interest and similar expenses and amounted to EUR 18.0 million, respectively.

9.3.11	Gain/loss from the Remeasurement of Derivative Financial Instruments

TLG primarily uses derivative financial instruments to hedge against risks resulting from changes in interest rates. Since March/April 2014, hedge accounting has been applied for all derivatives, because old hedges for which no hedge accounting was applied were replaced with new agreements that are subject to hedge accounting.

Gain/loss from the remeasurement of derivative financial instruments improved from a loss of EUR 1.1 million in the three months ended March 31, 2016 to a gain of EUR 0.6 million in the three months ended March 31, 2017, primarily due to non-existent hedging relationships and the partial ineffectiveness of hedges for derivatives.

In the fiscal year 2016, gain/loss from the remeasurement of derivative financial instruments improved from a loss of EUR 0.8 million in the fiscal year 2015 to a gain of EUR 0.3 million. These remeasurement gains were primarily due to non-existent hedging relationships and the partial ineffectiveness of hedges for derivatives.

Gain/loss from the remeasurement of derivative financial instruments improved by 61.9% from a loss of EUR 2.1 million in the fiscal year 2014 to a loss of EUR 0.8 million in the fiscal year 2015. In the fiscal year 2015, the gain/loss from the remeasurement of derivative financial instruments was primarily due to the partial ineffectiveness of hedges for derivatives. In the fiscal year 2014, the result from the remeasurement of derivatives was primarily driven by interest derivatives that were reversed in the fiscal year 2014.

9.3.12	Income Taxes

The following table provides a breakdown of TLG’s income taxes for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Current income tax	(1.5)	(8.1)	(6.0)	(1.4)	(2.7)
Prior-/previous period income taxes	35.4	4.4	1.6	–	–
Deferred taxes	(65.5)	(34.6)	(30.1)	(4.1)	(4.4)

Tax expenses/income	(31.6)	(38.3)	(34.5)	(5.4)	(7.0)

9.3.12.1	Comparison of the Three Months Ended March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, income taxes increased by 29.6% from tax expenses of EUR 5.4 million in the three months ended March 31, 2016 to tax expenses of EUR 7.0 million, reflecting the increase in earnings before taxes.

9.3.12.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

Income taxes decreased by 10.0% from tax expenses of EUR 38.3 million in the fiscal year 2015 to tax expenses of EUR 34.5 million in the fiscal year 2016, primarily due mainly due the reduction of tax benefit from previous income taxes, as well as of tax expenses from deferred taxes.

9.3.12.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

In the fiscal year 2015, income taxes increased by 21.2% from a tax expense of EUR 31.6 million in the fiscal year 2014 to tax expenses of EUR 38.3 million in the fiscal year 2015, primarily due to higher current income tax expenses.

9.4	Investment Property

The following table provides an overview of TLG’s investment property as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in EUR million)			(in EUR million)
Office properties (unaudited)	547.4	597.6	998.0	999.3
Retail properties (unaudited)	669.1	872.1	896.2	869.1
Hotel properties (unaudited)	191.4	207.6	272.0	272.4
Other properties (unaudited)	81.7	62.1	49.0	48.6

Investment Property	1,489.6	1,739.5	2,215.2	2,189.4

9.4.1.1	Comparison Between March 31, 2016 and March 31, 2017

In the three months ended March 31, 2017, the carrying amount (fair value) of investment property decreased by 1.2% from EUR 2,215.2 million as of December 31, 2016 to EUR 2,189.4 million as of March 31, 2017, reflecting divestitures of smaller properties as part of TLG’s strategy of focusing on the management of a portfolio comprising larger properties.

9.4.1.2	Comparison Between December 31, 2015 and December 31, 2016

In the fiscal year 2016, the carrying amount (fair value) of investment property saw a significant increase of 27.3% from EUR 1,739.5 million as of December 31, 2015 to EUR 2,215.2 million as of December 31, 2016, driven by acquisitions of further properties, particularly in the office asset class.

9.4.1.3	Comparison Between December 31, 2014 and December 31, 2015

In the fiscal year 2015, the carrying amount (fair value) of investment property increased by 16.8% from EUR 1,489.6 million as of December 31, 2014 to EUR 1,739.5 million as of December 31, 2015, mainly due to acquisitions of retail properties.

9.4.1.4	Reconciliation of Carrying Amounts (Fair Values)

The following table contains a reconciliation between the carrying amounts (fair values) from the beginning to the end of the respective period:

	2014	2015	2016	2017
	(audited) (in EUR million)			(unaudited) (in EUR million)
Carrying amount as of January 1	1,414.7	1,489.6	1,739.5	2,215.2
Acquisitions	43.1	193.6	443.0	0.6
Additions from business combinations	50.0	–	–	–
Capitalization of construction and modernization expenses	12.3	6.7	18.5	3.2
Receipt of grants and subsidies	–	(3.3)	–	–
Reclassification as assets held for sale	(86.6)	(38.6)	(28.9)	(31.2)
Reclassification as property, plant and equipment	(0.0)	–	–	–
Reclassification from property, plant and equipment	3.5	3.5	3.2	–
Fair value adjustment	52.7	87.9	39.9	1.5

Carrying amount as of December 31, 2014, 2015 and 2016 and March 31, 2017	1,489.6	1,739.5	2,215.2	2,189.4

9.5	Liquidity and Capital Resources

9.5.1	Cash Flow

The following tables provide a breakdown of TLG’s cash flow for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(audited) (in EUR million)			(unaudited) (in EUR million)
Cash flow from operating activities	76.2	104.9	121.5	26.2	23.8
Interest received	0.6	0.4	0.3	0.1	0.0
Interest paid	(47.2)	(23.0)	(28.4)	(8.3)	(10.2)
Income tax paid/received	(9.0)	1.6	(5.3)	(7.1)	(1.5)
Net cash flow from operating activities	20.5	83.9	88.0	10.9	12.2
Cash flow from investing activities	(20.5)	(150.3)	(414.1)	(89.2)	7.3
Cash flow from financing activities	13.7	97.5	210.7	(5.7)	96.4

Change in cash and cash equivalents	13.7	31.1	(115.3)	(84.0)	115.9

9.5.1.1	Net Cash Flow from Operating Activities

In the three months ended March 31, 2017, net cash flow from operating activities increased from EUR 10.9 million in the three months ended March 31, 2016 to EUR 12.2 million, driven by a significant decrease of income tax paid, which resulted from higher finance expenses due to prepayment penalties from the redemption of loans compared to the three months ended March 31, 2016.

In the fiscal year 2016, net cash flow from operating activities saw an increase from EUR 83.9 million in 2015 to EUR 88.0 million in the fiscal year 2016, primarily due to the increase in rental income and lower personnel expenses. These effects were partially offset by a significant increase of income tax paid and interest paid in the fiscal year 2016 compared to the fiscal year 2015.

In the fiscal year 2015, net cash flow from operating activities increased significantly from EUR 20.5 million in the fiscal year 2014 to EUR 83.9 million in the fiscal 2015 due to a significant increase in earnings before taxes as well as a reduction in interest paid. A decrease in working capital also contributed to this development.

9.5.1.2	Cash Flow from Investing Activities

In the three months ended March 31, 2017, cash flow from investing activities improved from a cash outflow of EUR 89.2 million in the three months ended March 31, 2016 to a cash inflow of EUR 7.3 million, driven by a strong decrease of cash paid for acquisitions of investment property, which totaled EUR 105.7 million during the three months ended March 31, 2016.

In the fiscal year 2016, cash outflow from investing activities more than doubled from a cash outflow of EUR 150.3 million in the fiscal year 2015 to a cash outflow of EUR 414.1 million due to a significant increase in the cash spent on the acquisition of additional investment property, in particular with respect to office asset class. At the same time, cash received from disposals of investment properties as well as consolidated companies and other business units only marginally decreased in the fiscal year 2016 compared to the fiscal year 2015.

In the fiscal year 2015, cash outflow from investing activities increased from a cash outflow of EUR 20.5 million in the fiscal year 2014 to a cash outflow of EUR 150.3 million, primarily due to a strong increase in cash paid for acquisitions of investment property and lower cash received from disposals of investment property. These developments were only partially offset by a decrease in cash paid in connection with the acquisition of shares in consolidated companies.

9.5.1.3	Cash Flow from Financing Activities

In the three months ended March 31, 2017, cash flow from financing activities saw a significant increase from a cash outflow of EUR 5.7 million in the three months ended March 31, 2016 to a cash inflow of EUR 96.4 million, reflecting the cash received in connection with the Company’s capital increase registered with the commercial register on January 31, 2017, whereby the Company issued 6,743,232 no par-value bearer shares of the Company, thereby partly utilizing the Company’s authorized capital 2016. Accordingly, cash received from equity contributions amounted to EUR 113.3 million during the three months ended March 31, 2017.

In the fiscal year 2016, cash flow from financing activities more than doubled from a cash inflow of EUR 97.5 million in the fiscal year 2015 to a cash received of EUR 210.7 million, reflecting the higher cash inflow from bank loans in connection with the financing of TLG’s acquisitions in the fiscal year 2016. These developments were partly offset by the decrease of cash received from equity contributions in the fiscal year 2016 compared to the fiscal year 2015, as well as an increase in the Company’s dividend payments in the fiscal year 2016 compared to the fiscal year 2015.

In the fiscal year 2015, cash flow from financing activities increased from a cash inflow of EUR 13.7 million in the fiscal year 2014 to a cash inflow of EUR 97.5 million in the fiscal year 2015, because cash outflows from cash distributions to shareholders and for the repayment of bank loans were significantly lower compared to the fiscal year 2014, even though cash received from bank loans decreased significantly in the fiscal year 2015 compared to the fiscal year 2014.

9.5.2	FFO after taxes

The following table shows the calculation of FFO after taxes as well as FFO after taxes per share for the periods presented:

	For the year ended December 31,					For the three months ended March 31,
	2014	2015		2016		2016	2017
	(audited and in EUR million, unless otherwise specified)					(unaudited) (in EUR million, unless otherwise specified)
Net income	88.7	130.9		94.1		12.9	15.7
Income taxes	31.6	38.3		34.5		5.4	7.0

Earnings before taxes (EBT)	120.3	169.2		128.6		18.3	22.7
Result from the disposal of investment property	(3.3)	(8.1	)(1)	(6.1	)(1)	(0.6)	0.0
Result from the disposal of real estate inventory	(7.3)	(0.8)		(0.0)		(0.0)	0.0
Result from the remeasurement of investment property	(52.7)	(87.9)		(39.9)		(0.7)	(1.5)
Gain/loss from the remeasurement of derivative financial instruments	2.1	0.8		(0.3)		1.1	(0.6)
Other effects (unaudited)(2)	2.8	(1.2)		0.9		0.3	2.0

FFO before taxes (unaudited)	61.9	72.1		83.2		18.5	22.6
Income taxes	(31.6)	(38.3)		(34.5)		(5.4)	(7.0)
Deferred taxes	65.5	34.6		30.1		4.1	4.4
Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects (unaudited)(3)	(43.4)	(4.4)		(2.0)		–	1.2

FFO after taxes (unaudited)	52.4	64.0		76.9		17.1	21.1
Average weighted number of shares issued (in million)(4)	53.8	62.0		67.4		67.4	71.9

FFO after taxes per share (in EUR) (unaudited)	0.97	1.03		1.14		0.25	0.29

(1)

Unaudited. Including the result from the disposal of Grimma business park in an amount of EUR 0.1 million in 2015 and expenses from the purchase price adjustment for Grimma business park in an amount of EUR 0.3 million in 2016, held as an investment in a subsidiary; disclosed in other operating income and other operating expenses (transaction costs) of the consolidated statement of comprehensive income.

(2)	Other effects comprise:

(a)

the depreciation of owner-occupied property (IAS 16) of EUR 0.3 million in 2014, EUR 0.2 million in 2015, EUR 0.1 million in 2016, EUR 0.0 million in the three months ended March 31, 2016 and EUR 0.0 million in the three months ended March 31, 2017;

(b)	income from the service contract with TAG Wohnen GmbH, which expired in 2014, of EUR 0.6 million in 2014 and EUR 0.0 million in 2015;

(c)

personnel restructuring expenses of EUR 0.5 million in 2014, EUR 0.7 million in 2015, EUR 0.5 million in 2016, EUR 0.3 million in the three months ended March 31, 2016 and EUR 0.1 million in the three months ended March 31, 2017;

(d)	expenses from share-based payments to the Management Board of EUR 3.6 million in 2014 and EUR 1.0 million in 2015;

(e)	income from the reversal of provisions for subsidies reclaimed of EUR 2.3 million in 2014, EUR 1.3 million in 2015 and EUR 0.4 million in 2016;

(f)	income from insurance compensation and the payment of damages paid by a notary of EUR 1.0 million in 2015;

(g)	income from the reversal of the provision for construction costs of EUR 0.7 million in 2015;

(h)	IPO and share deal acquisitions costs of EUR 1.4 million in 2014, EUR 1.0 million in 2016 and EUR 0.0 million in the three months ended March 31, 2017;

(i)	income from the reversal of provisions for property purchase agreements of EUR 0.3 million in 2016; and

(j)	expenses for the prepayment of loans of EUR 1.8 million in the three months ended March 31, 2017.

(3)

Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects comprise:

(a)	adjustments of the reverse effect from the income tax effective settlement of interest rate hedge transactions (originally decreasing income tax expense), which amounted to EUR 6.3 million in 2014;

(b)

adjustments of tax effects from costs of capital market transactions relate to the reverse effect from the income tax effective IPO expenses (originally decreasing income tax expense), which amounted to EUR 0.4 million in 2014 and EUR 1.2 million in the three months ended March 31, 2017; and

(c)

adjustments of the reverse effect from the aperiodic income tax effects (originally decreasing income tax expense), which amounted to EUR 36.7 million in 2014, EUR 4.4 million in 2015 and EUR 1.6 million in 2016.

(4)

Before the Company was transformed into a stock corporation (Aktiengesellschaft) in September 2014, it was a limited liability company (Gesellschaft mit beschränkter Haftung). For purposes of comparison, the average weighted number of shares issued for the year ended December 31, 2014 is the number that would have existed if the Company had already been a stock corporation as of January 1, 2014 with the resulting number of shares issued based on the subscribed capital at that time. The total number of shares issued amounted to 61.3 million as of December 31, 2014, 67.4 million as of December 31, 2015, March 31, 2016 and December 31, 2016 and 74.2 million as of March 31, 2017.

In the three months ended March 31, 2017, the positive development of TLG’s FFO after taxes continued with an increase by 23.4% from EUR 17.1 million in the three months ended March 31, 2016 to EUR 21.1 million, reflecting the increase in TLG’s rental income for that period.

Based on the developments in the fiscal year 2017 so far, the Company expects the FFO after taxes of TLG for the fiscal year 2017 to amount to between approximately EUR 86 million and EUR 88 million. For more information see “10. Profit Forecast”.

In the fiscal year 2016, FFO after taxes increased by 20.2% from EUR 64.0 million in the fiscal year 2015 to EUR 76.9 million, mainly due to an increase in rental income caused by TLG’s successful acquisitions in the fiscal year 2016 and cost reductions with respect to other operating expenses.

In the fiscal year 2015, FFO after taxes increased by 22.1% from EUR 52.4 million in the fiscal year 2014 to EUR 64.0 million in the fiscal year 2015. The increase was primarily due to an acquisition-driven increase in rental income, cost reductions and lower interest expenses.

9.5.3	Investments

The following table shows the amount of TLG’s investments in the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2014	2015	2016	2016	2017
	(unaudited)			(unaudited)
	(in EUR million)			(in EUR million)
Investments in investment properties(1)	105.4	200.4	461.5	114.1	3.9
Investments in inventory properties(2)	6.8	0.0	–	–	–
Investments in property, plant and equipment(3)	0.5	0.3	0.5	0.0	0.7
Investments in intangible assets(4)	1.4	0.2	0.1	0.0	0.1

Total investments	114.1	200.9	462.1	114.1	4.7

(1)

Acquisitions of investment property, additions from business combinations and capitalization of construction and modernization expenses recognized in the carrying amount (fair value) of investment property.

(2)	Refers to the acquisition cost of inventory properties.

(3)	Refers to additions (at cost) to owner-occupied properties, technical equipment and machinery and operating and office equipment.

(4)	Refers to additions (at cost) to intangible assets (intangible assets and goodwill).

9.5.3.1	Investments in Investment Properties

During the three months ended March 31, 2017, investments in investment properties decreased significantly from EUR 114.1 million during the three months ended March 31, 2016 to EUR 3.9 million, given that TLG did not acquire any significant properties during that period.

In the fiscal year 2016, investments in investment properties more than doubled from EUR 200.4 million in the fiscal year 2015 to EUR 461.5 million, reflecting the significant number of acquisitions of additional properties to further increase TLG’s holdings in its office, retail and hotel asset classes. These investments in investment properties included the acquisition of office properties in Berlin (Erlenhöfe and

Kap-Carré), Frankfurt am Main (Campus Carré and Olof-Plame-Straße 35) as well as retail properties in Dresden (Fachmarktzentrum Merianplatz and Sachsen Forum).

Investments in investment properties nearly doubled from EUR 105.4 million in the fiscal year 2014 to EUR 200.4 million in the fiscal year 2015. Acquisitions accounted for nearly all of the investments in investment properties in the fiscal year 2015. The focus of the acquisition activities related to retail objects and included three neighborhood shopping centers in Berlin (Adlergestell) and the surrounding area (Bahnhofs-Passage in Bernau and Handelscentrum in Strausberg) and two convenience shopping centers in Rostock and Wismar. In addition, office objects in Dresden and Rostock were acquired. Construction and modernization expenses in an amount of EUR 6.7 million were capitalized in the fiscal year 2015.

9.5.3.2	Investments since March 31, 2017 and Future Investments

Since March 31, 2017, TLG has made the following ongoing and future investments:

In May 2017, TLG signed a purchase agreement for a neighborhood shopping center in Unterwellenborn with a total lettable area of approximately 9,542 sqm and an EPRA Vacancy Rate of 0.0%. The total investment volume amounts to EUR 13.3 million and is supposed to be financed without assuming debt. Closing is expected to occur on September 1, 2017.

In addition, the Company announced its intention to submit the Offer on May 10, 2017 (see “12. Description of the Intended Takeover of WCM”).

Besides these recent investments, the Management Board and the Supervisory Board have made no firm commitments on any significant future investments.

The Company plans to finance its ongoing and future acquisitions with a mix of equity and debt in line with its targeted maximum long-term Net LTV of 45%.

9.5.4	Maturity Profile of Key Liabilities

The following table provides a maturity profile of TLG’s key liabilities as of March 31, 2017:

			Remaining terms
	Carrying amount	up to 1 year	1-5 years	more than 5 years
	(unaudited)
	(in EUR million)
Liabilities due to financial institutions	1,022.4	97.2	396.3	528.9

9.5.5	Financial Liabilities

The following table provides a breakdown of TLG’s financial liabilities (liabilities due to financial institutions and derivative financial instruments) as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in EUR million)			(in EUR million)
Liabilities to financial institutions	770.4	782.7	1,040.4	1,022.4
Non-current derivative financial instruments	17.8	15.9	20.4	16.5

Financial liabilities (unaudited)	788.2	798.6	1,060.8	1,038.9

In the three months ended March 31, 2017, financial liabilities decreased by 2.1% from EUR 1,060.8 million as of December 31, 2016 to EUR 1,038.9 million as of March 31, 2017, reflecting the scheduled repayments and partial prepayment of certain loans as well as changes in the market value of derivatives.

In the fiscal year 2016, financial liabilities increased by 32.8% from EUR 798.6 million as of December 31, 2015 to EUR 1,060.8 million as of December 31, 2016, primarily due to the financing for TLG’s acquisitions of further properties during that period.

In the fiscal year 2015, financial liabilities increased by 1.3% from EUR 788.2 million as of December 31, 2014 to EUR 798.6 million as of December 31, 2015 due to an acquisition-driven increase in liabilities due to financial institutions.

9.5.6	Other Liabilities

The following table provides information on the composition of TLG’s other liabilities as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Liabilities to employees	3.8	1.8	1.8	0.9
Prepayments received	3.2	7.3	–	1.6
Other taxes	1.4	1.5	9.8	5.1
Investment grants	1.8	1.5	1.2	1.2
Liabilities to tenants	0.9	0.9	1.0	1.7
Accruals and deferrals from derivatives	–	–	2.1	2.0
Liabilities to non-controlling interests	–	–	2.5	2.5
Sundry other liabilities	2.9	2.3	2.5	2.2

Total other liabilities	13.9	15.3	20.9	17.2

In the three months ended March 31, 2017, total other liabilities decreased by 17.7% from EUR 20.9 million as of December 31, 2016 to EUR 17.2 million as of March 31, 2017, primarily due to the decrease of other taxes following the payment of RETT in connection with the acquisition of two office properties in Frankfurt am Main.

In the fiscal year 2016, total other liabilities increased by 36.6% from EUR 15.3 million as of December 31, 2015 to EUR 20.9 million as of December 31, 2016 due to a significant increase of other taxes, which primarily comprise RETT. This increase was partially offset by the fact that prepayments received, which accounted for a significant portion of total other liabilities as of December 31, 2015, were reduced to zero as of December 31, 2016.

In the fiscal year 2015, total other liabilities increased by 10.1% from EUR 13.9 million as of December 31, 2014 to EUR 15.3 million as of December 31, 2015 due to an increase of prepayments received related to properties disposed of in 2015. This increase was only partially offset by a reduction in liabilities to employees, reflecting a decrease in the amounts owed under severance packages.

9.5.7	Deferred Taxes

Deferred tax assets and deferred tax liabilities result from temporary differences between the carrying amounts of the assets and liabilities in the consolidated financial statements and the corresponding tax bases as part of the calculation of taxable income and taxable loss carryforwards.

The following table provides an overview of deferred tax assets and deferred tax liabilities after offsetting by TLG as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited)			(unaudited)
	(in EUR million)			(in EUR million)
Deferred tax assets	3.0	–	2.7	1.6
Deferred tax liabilities	150.5	185.9	217.7	221.9

Deferred tax liabilities increased as of the dates presented due to the remeasurement of investment property.

9.5.8	Provisions

The following table provides a composition of TLG’s provisions as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in EUR million)			(in EUR million)
Pension provisions	8.2	8.1	8.3	8.3
Other current provisions	5.7	2.4	1.8	1.7

Total (unaudited)	13.9	10.5	10.1	10.0

In the three months ended March 31, 2017, total provisions remained virtually unchanged.

In the fiscal year 2016, total provisions decreased by 3.8% from EUR 10.5 million as of December 31, 2015 to EUR 10.1 million as of December 31, 2016 due to the decrease in other current provisions which reflects the reduction of TLG’s litigation risks. This was partly offset by an increase of pension provisions due to actuarial losses resulting from the adjustment of the discount rate for such pension obligations.

In the fiscal year 2015, total provisions decreased by 24.5% from EUR 13.9 million as of December 31, 2014 to EUR 10.5 million as of December 31, 2015, due to a decrease in other current provisions mainly due to the settlement of litigation with respect to subsidies received by certain tenants of TLG.

9.6	Other Financial Obligations

The following table shows the composition of TLG’s other financial obligations as of the dates presented:

	As of December 31,			As of March 31,
	2014	2015	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in EUR million)			(in EUR million)
Future payments (net) resulting from operating leases	0.6	1.1	1.8	1.9
Purchase commitment for investment property and property, plant and equipment	54.3	103.0	5.8	3.5

Other financial obligations (unaudited)	54.9	104.1	7.6	5.4

In the three months ended March 31, 2017, other financial obligations decreased from EUR 7.6 million as of December 31, 2016 to EUR 3.5 million as of March 31, 2017, resulting from purchase commitments in connection with maintenance investments in TLG’s investment properties.

In the fiscal year 2016, other financial obligations decreased sharply from EUR 104.1 million as of December 31, 2015 to EUR 7.6 million as of December 31, 2016, reflecting the closing of the acquisition commitments outstanding at the end of 2015.

In the fiscal year 2015, other financial obligations nearly doubled from EUR 54.9 million as of December 31, 2014 to EUR 104.1 million, as a result of acquisitions commitments made in 2015 mainly relating to the “Blue Five” portfolio.

9.7	Quantitative and Qualitative Disclosure about Market Risk

9.7.1	Default Risk

Default risk is the risk that counterparties – essentially the tenants and acquirers of properties – will be unable to satisfy their contractual payment obligations and that this will result in a loss for TLG. Credit checks are conducted as part of TLG’s default risk management.

Trade receivables in particular are exposed to default risk. TLG does not consider itself exposed to any material credit risk from any single counterparty. Given TLG’s broad, heterogeneous customer base, the concentration of its credit risk is limited. Default risk is reduced through the careful screening of counterparties. In addition, TLG makes use of standard collateral instruments such as sureties, liens, guarantees, letters of comfort, withholdings and security deposits. Where necessary, valuation allowances are recognized in respect of receivables.

Professional credit checks are performed when screening counterparties, thus minimizing any potential for default risk. Counterparty creditworthiness is subject to continuous monitoring. If a counterparty’s creditworthiness deteriorates significantly, TLG undertakes efforts to reduce its existing exposure as quickly as possible. New exposures to such counterparties are no longer entered into.

TLG’s balances with banks are fully protected against the risk of a bank default through the deposit protection schemes in place for German banks. TLG regularly monitors the banks’ membership and amount subject to such deposit protection schemes.

The maximum possible default risk is equal to the carrying amount of financial assets, excluding the value of collateral received or other risk-mitigating arrangements. The Company does not enter into guarantees for subsidiaries or equity investments.

The following table presents the financial assets which were impaired as of December 31, 2016:

	Carrying amount before allowances	Allowances	Residual carrying amount
	(audited) (in EUR million)
Trade receivables	8.3	(2.3)	6.0
Other financial assets	5.7	(0.1)	5.7

Total	14.0	(2.4)	11.7

The following table presents the financial assets which were impaired as of December 31, 2015:

	Carrying amount before allowances	Allowances	Residual carrying amount
	(audited) (in EUR million)
Trade receivables	15.6	(3.7)	11.9
Other financial assets	3.5	(0.1)	3.4

Total	19.1	(3.7)	15.3

Collateral exists for the gross trade receivables (essentially rent deposits of EUR 3.2 million as of December 31, 2016 and EUR 3.0 million as of December 31, 2015), which can be used to offset outstanding receivables if the legal requirements are met.

The following table shows the development of allowances in the fiscal year 2016:

	As of January 1, 2016	Contribution	Utilization	Reversals	Other change	As of December 31, 2016
	(audited)
	(in EUR million)
Trade receivables	3.7	0.5	(1.3)	(0.5)	–	2.3
Other financial assets	0.1	0.0	(0.0)	(0.0)	–	0.1

Total	3.7	0.5	(1.3)	(0.5)	–	2.4

The following table shows the development of allowances in 2015:

	As of January 1, 2015	Contribution	Utilization	Reversals	Other change	As of December 31, 2015
	(audited)
	(in EUR million)
Trade receivables	5.7	0.7	(1.4)	(1.3)	(0.0)	3.7
Other financial assets	0.1	0.0	–	(0.0)	–	0.1

Total	5.7	0.7	(1.4)	(1.3)	(0.0)	3.7

The table below presents the age structure of the financial assets that were overdue but not individually impaired as of the dates presented:

				Not value adjusted
		Value adjusted		Neither impaired nor overdue as of the reporting date	Overdue but not impaired as of the reporting date
	Carrying amount	Gross amount	Value adjustment		<90 days	90-180 days	>180 days
	(audited)
	(in EUR million)
As of December 31, 2016
Trade Receivables	6.0	4.2	(2.3)	2.9	0.9	0.1	0.2
Other financial assets	5.7	5.7	(0.1)	0.0	0.0	0.0	0.0

Total	11.7	9.9	(2.4)	2.9	0.9	0.1	0.3

As of December 31, 2015
Trade Receivables	11.9	7.7	(3.7)	7.8	0.0	0.0	0.0
Other financial assets	3.4	0.1	(0.1)	3.4	0.0	0.0	0.0

Total	15.3	7.8	(3.7)	11.2	0.0	0.0	0.1

9.7.2	Liquidity Risk

Liquidity risk is the risk that a company will not be able to fulfill its payment obligations at the contractually stipulated time. TLG’s treasury department constantly monitors and plans TLG’s liquidity needs in order to ensure its liquidity. Sufficient funds are constantly kept at hand to ensure that TLG is able to satisfy its obligations over a certain period.

As of March 31, 2017, TLG had a short-term line of credit of EUR 0.5 million which it may draw down as it needs. The credit line is unsecured.

The following table presents the contractually agreed (undiscounted) payments of interest and principal for TLG’s primary financial liabilities and financial instruments (derivatives) with a negative fair value as of December 31, 2016:

	Carrying amount	Maturities(1)
		< 1 year	1-5 years	> 5 years
	(audited)
	(in EUR million)
Types of liabilities
Liabilities due to financial institutions	1,040.4	81.1	579.4	467.4
Derivative financial instruments	20.4	6.7	16.2	(2.8)
Trade payables	21.2	21.2	–	–
Other liabilities	20.9	19.8	0.6	0.5

Total	1,102.9	128.8	596.2	465.1

(1)	Based on the contractually stipulated fixed-interest periods for the respective financial liabilities.

The table above includes all instruments held for which payments had already been contractually agreed as of December 31, 2016. Planning figures for future new liabilities are not included. Variable interest payments for derivative financial instruments are determined on the basis of the interest rates most recently set prior to the reporting date. Financial liabilities which may be called at any time are always reported under the earliest repayment date. As of December 31, 2016, around 99.81% of the financial liabilities had fixed interest rates or were covered by interest rate hedges (December 31, 2015: around 99.62%). The average effective interest rate was approximately 2.56% in the fiscal year 2016 (in the fiscal year 2015: approximately 2.91%).

Certain financing agreements stipulate financial covenants (essentially TLG’s equity ratio, loan-to-value ratio, interest coverage ratio and debt service coverage ratio, as determined in the respective agreements) which, if breached, may grant the bank an extraordinary termination right. TLG mitigates the risk of a breach of covenant through regular monitoring of the covenants and, where necessary, initiates measures aimed to ensure compliance with the covenants. Also, a breach of a covenant may be cured by making an unscheduled repayment. There were no breaches of covenants in the fiscal year 2016.

9.7.3	Market Risk

Interest rate movements can lead to higher financing costs as a result of rising interest rates. TLG mitigates this interest rate risk by concluding interest rate hedges for loans with variable interest rates and by entering into agreements with fixed interest rates and multi-year terms. Interest rate derivatives are used to hedge against changes in interest rates, which include interest rate swaps and caps. The use of such interest rate derivatives is governed by a guideline. Under this guideline, financial instruments may be used strictly for hedging purposes and not for trading purposes. In general, there exists an economic hedge relationship for all loans with variable interest rates.

The table below presents the derivative financial instruments held by TLG as of December 31, 2016:

	Derivatives
	Fair Value	< 1 year
	(audited)
	(in EUR million)
Derivative assets held for trading	1.3	–
of which caps	0.6	–
of which collars	0.8	–
Derivative liabilities held for trading	3.5	–
of which interest rate swaps	3.5	–
Hedge derivatives	17.9	–
of which floors	1.0	–
of which interest rate swaps with negative fair value	16.8	–

The table below presents the derivative financial instruments held by TLG as of December 31, 2015:

	Derivatives
	Fair Value	< 1 year
	(audited)
	(in EUR million)
Derivative liabilities held for trading	0.3	–
of which interest rate swaps	0.3	–
Hedge derivatives	15.7	–
of which interest rate swaps	15.7	–

To the extent the derivatives concluded qualify for hedge accounting, they are used as hedges in accordance with IAS 39. The cash flows from underlying transactions secured in cash flow hedges will affect the Company’s consolidated statement of comprehensive income in the years from 2017 to 2026.

In the fiscal year 2016, ineffective portions of hedges led to expenses of EUR 0.4 million being reported in the Company’s consolidated statement of comprehensive income as part of hedge accounting.

The following table shows the amount recognized directly in other comprehensive income during the periods indicated. The respective amount corresponds to the effective portion of the fair value hedge:

	2015	2016
	(audited)
	(in EUR million)
Opening balance as of January 1,	(16.0)	(13.5)
Recognition in accumulated other comprehensive income in the reporting period	(1.7)	(7.4)
Reclassified to profit or loss	4.2	4.8

Closing balance as of December 31,	(13.5)	(16.0)

TLG is not exposed to exchange rate risks as its major transactions are denominated in euros.

9.7.4	Sensitivity Analysis

In accordance with IFRS 7, interest rate risks are presented using sensitivity analyses. These analyses calculate the impacts a change in market interest rates would have on interest income and expense, trading gains and losses and equity as of the respective reporting date.

The sensitivity analysis examines what effects a parallel shift in the yield curve by +/- 50 basis points (“BP”) as of December 31, 2016 and 2015 would have on TLG’s equity and consolidated statement of comprehensive income. If the yield curve were to decline by 50 BPs, the interest rate would fall to 0.0% at the lowest, provided that this has been contractually agreed. The cash-flow effects of a shift in the yield curve relate solely to interest expenses and income for the respective subsequent reporting period.

Based on the financial instruments held or issued by TLG as of December 31, 2016, a hypothetical change – quantified by way of sensitivity analysis – in the interest rates applicable to the relevant instruments would have had the following effects (before taxes) as of December 31, 2016:

	Effect on OCI		Effects on income
	+50 BP	-50 BP	+50 BP	-50 BP
	(audited)
	(in EUR million)
Derivatives
Financial debt	–	–	(2.8)	2.0
Interest rate derivatives	8.0	(21.3)	2.5	(2.0)
Floors	(0.9)	1.5	–	–

Based on the financial instruments held or issued by TLG as of December 31, 2015, a hypothetical change –quantified by way of sensitivity analysis – in the interest rates applicable to the relevant instruments would have had the following effects (before taxes) as of December 31, 2015:

	Effect on OCI		Effects on income
	+50 BP	-50 BP	+50 BP	-50 BP
	(audited)
	(in EUR million)
Derivatives
Financial debt	–	–	(1.8)	1.1
Interest rate derivatives	7.5	(7.7)	0.5	(0.5)

9.8	Significant Accounting Policies

The preparation of TLG’s consolidated financial statements in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB requires management to make judgments, estimates and assumptions that affect the reported amounts of income or revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

9.8.1	Investment Property (IAS 40)

TLG identifies investment properties as those properties which are held with the objective of rental income and/or value increases and not for its own use or sale within the framework of the typical business activities.

TLG holds properties which are partially owner-occupied and partially occupied by third parties (i.e., rented). These mixed-use properties are entered separately in the consolidated statement of financial position as long as a legal means of dividing the property exists and neither the owner-occupied nor the rented portion is negligible.

A transfer of properties from the portfolio of investment properties occurs if a change in use occurs, as documented by the commencement of owner occupation or the commencement of development with the intention to sell.

Initially, the investment properties are recognized in the consolidated statement of financial position at acquisition costs or costs of production. Properties are subsequently measured at their fair value in accordance with the fair value model under IAS 40 in conjunction with IFRS 13. Pursuant to IFRS 13.9, the fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This means that the fair value generally implies the sale of an asset (the exit price). It corresponds to the (theoretical) price paid to the seller upon the (hypothetical) sale of a property on the measurement date, regardless of any company-specific intention or ability to sell the asset.

The measurement of the fair value is carried out in principle on the basis of the highest and best use of the property (“Concept of the highest and best use”; IFRS 13.27 et seq.). This implies the maximization of the use and value, respectively, of the property to the greatest extent technically possible, allowable by law and financially feasible.

All changes in the fair values of investment properties are recognized in profit or loss for the period.

The measurement of the fair value of the investment properties was carried out on the basis of property valuations performed by Savills at the end of 2016/beginning of 2017, the end of 2015/beginning of 2016, and the end of 2014/beginning of 2015, as of December 31, 2016, December 31, 2015, and December 31, 2014, respectively.

Project developments are recorded under investment properties and measured at their fair values insofar as such value can be measured reliably. The fair value of properties can usually be determined when building permits have been obtained.

The market values of properties which are held long term to earn rental income or for capital appreciation were determined in accordance with international standards by using the DCF Method. Under this method, the market value of a property is determined based on discounted cash flows over a planning period of ten years (in accordance with general practice) plus discounted residual value of the property at the end of the planning period, which is determined on the basis of the sustainable net cash flows from property management.

Properties with negative net cash flows (e.g., continuously vacant properties) were valued using the liquidation value method (land value minus removal expenses and, possibly, plus remaining net income).

The valuation of undeveloped plots of land was carried out using the comparable value method with consideration for official land values of the local property value committees. Where necessary, the residual value method was also used to check the plausibility of land values.

Due to the limited availability of data and valuation parameters directly observable on the market, the complexity of property valuation as well as the degree of specificity of properties, the valuation at fair value of investment properties is allocated to Level 3 of the valuation hierarchy of IFRS 13.86 (valuation on the basis of significant unobservable input factors).

In particular, the following significant non-observable input factors were considered for the valuation:

•

Future rental income based on the individual location, type, size and quality of the properties, taking into account the terms of existing rental agreements, other contracts or external indicators such as rents customary for the market for comparable properties;

•	Estimations of vacancy rates based on current and expected future market conditions after the expiration of existing rental agreements;

•	Discount rates for the ten-year planning period, reflecting the current market assessment of the level of uncertainty of the amount and timing of future cash flows;

•	Capitalization rates based on the individual location, type, size and quality of a property, taking into account the market information available on the reporting date; and

•	Residual values, particularly those based on assumptions of future maintenance and reinvestment costs, vacancy rates and rents and growth rates customary for the market.

9.8.2	Derivative Financial Instruments (IAS 39)

TLG uses derivative financial instruments to cover interest rate risks from real estate financing. Derivative financial instruments are recognized at fair value. Changes in the fair values of the derivatives are recognized through net profit or loss, unless there is a hedging relationship in the meaning of IAS 39.

Derivatives recognized as hedging instruments cover future cash flows that are uncertain. TLG is exposed to a risk in connection with the amount of future cash flows, especially with regard to liabilities due to financial institutions with variable interest rates. Changes to the fair value are broken down into an effective and an ineffective part. Effectiveness is determined using the dollar offset method. The effective part is the part of the measurement gain or loss which represents an effective hedge against the cash flow risk in the consolidated statement of financial position.

The effective part is recognized directly to equity in other reserves (under other comprehensive income), after accounting for deferred taxes. The ineffective part of the measurement gains and losses is included in profit or loss and presented in the consolidated statement of comprehensive income as gain/loss from the remeasurement of derivative financial instruments.

The amounts recognized in equity are always reclassified to profit or loss when the underlying transaction starts affecting net profit or loss (recognized under gain/loss from the remeasurement of derivative financial instruments).

If the hedging relationship is terminated prematurely, the amounts recognized in equity are reclassified to profit or loss if results in connection with the existing underlying transaction start affecting net profit or loss. If the underlying transaction ceases to exist, the amounts that are still included in equity are immediately reclassified to profit or loss.

TLG only hedges against cash flows resulting from future interest payments.

9.9	Additional Financial Information from the Unconsolidated Financial Statements Prepared in Accordance with HGB as of and for the Year Ended December 31, 2016

The Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016 have been prepared in accordance with HGB. According to these financial statements, equity decreased from EUR 657.5 million as of December 31, 2015 to EUR 638.9 million as of December 31, 2016. This decrease was primarily due to a reduction of the Company’s retained earnings. For further information on the Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016, see the unconsolidated financial statements, which are set forth on pages F-137 et seq. of this Prospectus.

10.    PROFIT FORECAST

10.1	Forecast of the Funds From Operations after Taxes for the Fiscal Year 2017 of TLG IMMOBILIEN AG

The forecast of the funds from operations (“FFO”) after taxes of TLG IMMOBILIEN AG, Berlin, (the “Company” and, together with its consolidated subsidiaries, “TLG”) for the fiscal year 2017 described in this section refers to the FFO after taxes of the Company on a consolidated basis (the “FFO Forecast”). The FFO Forecast is not a presentation of facts and should not be interpreted as such by investors. Rather, it reflects the forward-looking expectations of the management board of the Company with respect to the development of the FFO after taxes of TLG. Potential investors should not place undue reliance on this FFO Forecast.

For the purposes of the FFO Forecast, the Company defines FFO after taxes as follows:

Net income/loss adjusted for the result from the remeasurement of investment property, the result from the disposal of investment property, the result from the disposal of real estate inventory, the gain/loss from the remeasurement of derivative financial instruments and other effects as well as deferred taxes and tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions as well as from the costs of capital market transactions and from aperiodic effects.

The FFO Forecast is based on the following assumptions made by the management board of the Company described in the notes to the FFO Forecast. These assumptions relate to factors (i) outside of the Company’s influence, (ii) that can be influenced by the Company to a limited extent or (iii) that can be influenced by the Company. Even though the Company considers these assumptions as appropriate when preparing the FFO Forecast, they may prove in retrospect to be inappropriate or unfounded at a later date. If one or more of these assumptions should prove to be inappropriate or unfounded, the actual FFO after taxes can deviate materially from the FFO Forecast.

10.2	FFO Forecast of TLG for the current fiscal year 2017

Based on the developments in the fiscal year 2017 so far, the Company expects the FFO after taxes of TLG for the fiscal year 2017 to amount to between approximately EUR 86 million and EUR 88 million.

10.3	Explanatory Notes to the FFO Forecast

10.3.1	Basis of Preparation

The FFO Forecast for the current fiscal year 2017 was prepared in accordance with the principles of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V. (“IDW”)) IDW Accounting Practice Statement: Preparation of Profit Forecasts and Estimates in Accordance With the Specific Requirements of the Regulation on Prospectuses and Profit Estimates on the basis of Preliminary Figures (IDW AcPS HFA 2.003) (IDW Rechnungslegungshinweis: Erstellung von Gewinnprognosen und -schätzungen nach den besonderen Anforderungen der Prospektverordnung sowie Gewinnschätzungen auf Basis vorläufiger Zahlen (IDW RH HFA 2.003))

The FFO Forecast was prepared on the basis of the International Financial Reporting Standards as adopted by the European Union (“IFRS”). The accounting policies applied by the Company are described in the notes to the consolidated financial statements of the Company as of and for the fiscal year ended on December 31, 2016.

For the purposes of the FFO Forecast, property acquisitions in the current fiscal year 2017 with a gross acquisition volume of EUR 13 million that had been notarised at the date of preparation of the FFO Forecast and whose transfers of benefits and encumbrances are expected to take place on September 1, 2017 have been taken into consideration. Depending on each expected transfer of benefits and encumbrances, the property acquisitions are included in the FFO Forecast on a pro rata basis with their income from and expenses related to letting activities. Likewise, the FFO Forecast includes planned property disposals scheduled to take place in the fiscal year 2017 whose transfer of benefits and encumbrances is expected to take place in the fiscal year 2017. The income from and expenses related to letting activities affected by the disposals of properties are not recognised in the FFO Forecast after each expected transfer of benefits and encumbrances. Furthermore, the effects of a successful voluntary public takeover offer (exchange offer) submitted by the Company to the shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, Frankfurt am Main, for the purchase all of the shares in WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft in exchange for new shares in the Company, have not been included in the FFO Forecast.

10.3.2	Factors and Assumptions

The FFO Forecast for the fiscal year 2017 is influenced by a range of factors as well as assumptions of the management board of the Company.

10.3.2.1	Factors outside the Company’s influence
The FFO Forecast for the fiscal year 2017 is subject to factors outside of the influence of the Company. These factors and the related assumptions are described below:

10.3.2.1.1	Factor: Unforeseeable events such as “force majeure”

While preparing the FFO Forecast, the Company assumes that no significant unforeseeable events will occur that could lead to significant constraints in the ongoing business operations of the Company or its subsidiaries, for instance force majeure (e.g. fire, flooding, hurricanes, storms, earthquakes or terrorist attacks), strikes, extraordinary macroeconomic events or war.

10.3.2.1.2	Factor: Legislative and regulatory conditions

While preparing the FFO Forecast, the Company assumes that no or only insignificant changes will be made to the current legal and regulatory framework (e.g. concerning tenancy and tax law).

10.3.2.1.3	Factor: Economic developments in the real estate industry

For the purposes of the FFO Forecast, the Company assumes that:

•	no financial or economic crisis will occur that affects Europe and specifically Germany,

•	the economic conditions in Germany will not suffer any negative developments, and

•	the real estate industry, especially in Germany, will not suffer any negative developments, and that the Company will be able to retain its current competitive position in the market.

10.3.2.1.4	Factor: Changes in interest rates

While preparing the FFO Forecast, the Company assumes that the current interest rates will remain stable. As the Company has secured a significant portion of its floating rate liabilities due to financial institutions with interest rate hedges, the Company does not expect any significant negative short-term effects on its financial expenses.

10.3.2.2	Factors that can be influenced by the Company to a limited extent

Likewise, other factors that can be influenced by the Company to a limited extent affect the FFO Forecast. The relevant assumptions are described below:

10.3.2.2.1	Factor: Income from letting activities

Income from letting activities comprises rental income (annualised in-place rent less rent reductions), income from recharged operating costs and income from other goods and services. For the purposes of the FFO Forecast, the Company assumes that the rental income for the fiscal year 2017 will be approximately EUR 155 million on the basis of the contractually agreed rents and the slightly higher average rent per sqm compared to the fiscal year 2016. Rental income in the fiscal year 2017 will therefore increase by around EUR 15 million compared to the fiscal year 2016, due primarily to the acquired properties added to the portfolio in the second and fourth quarter of 2016.

Furthermore, for the purposes of the FFO Forecast the Company assumes that, in the entire fiscal year 2017, the EPRA Vacancy Rate of its investment property will remain at a stable level compared to March 31, 2017 (3.3%) and therefore be slightly lower than on December 31, 2016 (3.8%).

10.3.2.2.2	Factor: Expenses related to letting activities

Expenses related to letting activities comprise all expenses in connection with the letting of properties, such as expenses from operating costs, maintenance expenses and expenses related to other services. For the purposes of the FFO Forecast, the Company assumes that the expenses related to letting activities in the fiscal year 2017 will increase slightly relative to its rental income compared to the fiscal year 2016. The Company assumes that this relative increase in expenses related to letting activities relative to rental income will be largely compensated by the decreasing proportion of non-recoverable expenses from operating costs relative to the total expenses from operating costs, causing the margin of net operating income from letting activities relative to rental income to remain largely constant in the fiscal year 2017 compared to the fiscal year 2016.

10.3.2.2.3	Factor: Other operating income

For the purposes of the FFO Forecast, the Company assumes that, relative to rental income, other operating income in the fiscal year 2017, adjusted for possible other effects, will develop in a comparable way to the fiscal year 2016.

10.3.2.2.4	Factor: Personnel expenses and other operating expenses

For the purposes of the FFO Forecast, the Company assumes that, in the fiscal year 2017, personnel expenses adjusted for other effects (concerning expenses from personnel restructuring measures) relative to rental income will develop in a comparable way to the fiscal year 2016. Furthermore, the Company assumes that other operating expenses, adjusted for other effects (the reversal of the provisions for subsidies reclaimed and for obligations arising from property purchase agreements, as well as share deal transaction costs), will increase slightly in the fiscal year 2017 compared to the fiscal year 2016.

10.3.2.2.5	Factor: Financial expenses

For the purposes of the FFO Forecast, the Company assumes that:

•

the average ratio of net debt to real estate for the fiscal year 2017 will remain at a comparable level compared to the average for the fiscal year 2016 under consideration of a target of up to around 45%, in order to provide for an economically efficient financing structure in line with the market;

•	all of the terms and conditions of its financing contracts, especially financial covenants, will be met;

•	the interest rate risk will remain low in the fiscal year 2017, also due to interest rate hedges (interest rate swaps) concluded by the Company;

•

the liquidity risk will remain low as the Company assumes that sufficient liquidity is available and that the current level of the average financing costs of existing loan agreements can be reached even if new loan agreements are concluded or existing loan agreements are extended; and

•	as part of refinancing measures, additional loans of around EUR 35 million will be taken out in the fourth quarter of 2017 compared to the fiscal year 2016.

In particular, due to its refinancing measures the Company expects the financial expenses, adjusted for other effects (refinancing costs and costs resulting from the repayment of loans), to decrease slightly in the fiscal year 2017 compared to the fiscal year 2016.

10.3.2.2.6	Factor: Current income taxes

The Company expects corporation and trade tax rates to remain stable and does not expect the tax laws concerning the Company to change in the fiscal year 2017. It expects the current income taxes for the fiscal year 2017 – adjusted for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions as well as from the costs of capital market transactions and from aperiodic effects – to amount to around EUR 4 million taking into consideration the tax groups resulting from the profit and loss transfer agreements approved by the annual general meeting of the Company on May 23, 2017.

10.3.2.2.7	Factor: Other effects

The FFO Forecast has been adjusted for other effects. In particular, other effects include refinancing costs, costs/costs resulting from the repayment of loans, depreciation of owner-occupied property (IAS 16), expenses resulting from personnel restructuring measures and share deal transaction costs.

10.3.2.3	Factors that can be influenced by the Company

In the event of a change of tenant, the Company can determine what amount to invest in the lettable area so as to positively influence the potential rent price for that lettable area. The amount invested in a lettable area affects the amount of rent charged under a new rental agreement as well as the time that lettable area remains vacant before a new rental agreement is concluded. For the purposes of the FFO Forecast, the Company assumes that in the fiscal year 2017 the expenses for such investments in newly let areas will develop in a comparable way to the fiscal year 2016.

10.3.3	Other Explanatory Notes

As described above, the FFO Forecast does not include any extraordinary results or results from non-recurring activities within the meaning of the IDW Accounting Practice Statement IDW AcPS HFA 2.003.

The FFO Forecast for the current fiscal year 2017 was prepared on June 26, 2017. As the FFO Forecast relates to a period not yet completed and is prepared on the basis of assumptions about future uncertain events and actions, it naturally entails substantial uncertainties. Because of these uncertainties, it is possible that the actual FFO after taxes for the current fiscal year 2017 may differ materially from the FFO Forecast.

10.4	Preparation of the Forecast of the Funds from Operations After Taxes for the Fiscal Year 2017 of TLG IMMOBILIEN AG

The FFO Forecast for the fiscal year 2017 was prepared in accordance with the principles of the Institute of Public Auditors in Germany (IDW) IDW Accounting Practice Statement: Preparation of Profit Forecasts and Estimates in Accordance With the Specific Requirements of the Regulation on Prospectuses and Profit Estimates on the basis of Preliminary Figures (IDW AcPS HFA 2.003) (IDW Rechnungslegungshinweis: Erstellung von Gewinnprognosen und -schätzungen nach den besonderen Anforderungen der Prospektverordnung sowie Gewinnschätzungen auf Basis vorläufiger Zahlen (IDW RH HFA 2.003)) and, therefore, should not be relied upon as if it had been prepared in accordance with accounting standards generally accepted in the United States or those promulgated by the United States Securities and Exchange Commission.

11.	PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION OF TLG IMMOBILIEN AG AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 AND AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2017

11.1	Introduction

On May 10, 2017, TLG IMMOBILIEN AG, Berlin, (the “Company” and together with its consolidated subsidiaries, “TLG”), resolved and announced its intention to offer to purchase all no par-value bearer shares from the shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, Frankfurt am Main (the “Target” and together with its consolidated subsidiaries, “WCM”) by means of a voluntary public takeover offer (an exchange offer) (the “Offer”). The Company intends to offer new bearer shares with no par-value (Stückaktien) in the Company in exchange for tendered shares in the Target. The shares in the Company offered are to be created by means of one or more capital increases in exchange for contributions in kind in the form of the tendered shares in the Target. Due to the Offer, the Company has prepared the following pro forma consolidated financial information comprising pro forma consolidated statements of income for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to March 31, 2017, as well as a pro forma consolidated statement of financial position as at March 31, 2017, supplemented by pro forma notes (the “Pro Forma Consolidated Financial Information”).

The purpose of the Pro Forma Consolidated Financial Information is to present the material effects the completion of the Offer would have had on:

•

the consolidated statement of income based on the historical consolidated financial statements of the Company as af and for the fiscal year ended December 31, 2016 if TLG had already existed in the structure created through the completion of the Offer since January 1, 2016;

•

the consolidated statement of income based on the historical condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 if TLG had already existed in the structure created through the completion of the Offer since January 1, 2016; and

•

the consolidated statement of financial position as at March 31, 2017 of the condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017 if TLG had existed in the structure created through the completion of the Offer as at March 31, 2017.

The Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only. As, given its nature, the Pro Forma Consolidated Financial Information merely describes a hypothetical situation and is based on assumptions, it does not represent the actual net assets, financial position and results of operations of TLG. It is also not intended to forecast the net assets, financial position and results of operations of TLG on any future date. The Pro Forma Consolidated Financial Information is only meaningful in conjunction with the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 and the condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017.

For arithmetical reasons, rounding differences with respect to the mathematically accurate results (monetary units, percentages etc.) may occur in the tables and notes in the Pro Forma Consolidated Financial Information.

11.1.1	Historical financial information

The Pro Forma Consolidated Financial Information was prepared on the basis of the following historical financial information:

•

The audited and published consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 which were prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”) and the additional requirements of German commercial law pursuant to Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, HGB).

•

The audited and published consolidated financial statements of the Target as of and for the fiscal year ended December 31, 2016 which were prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a (1) HGB.

•

The unaudited and published interim condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2017 which were prepared in accordance with IFRS on interim financial reporting (IAS 34).

•

The unaudited and published interim consolidated statement of financial position as at March 31, 2017 and the unaudited and published interim consolidated statement of comprehensive income of the Target for the three months ended March 31, 2017, which were prepared in accordance with IFRS and are contained in the published quarterly statement of the Target as of and for the three months ended March 31, 2017.

The underlying historical financial information of the Pro Forma Consolidated Financial Information were prepared in accordance with IFRS. With regard to the accounting policies applied consistently to the underlying historical financial information of the Pro Forma Consolidated Financial Information, reference is made to the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 as well as the condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2017.

11.1.2	Adjustment of the historical statements of income of the Target to the methods of presentation, recognition and measurement of the Company

In order to adjust the historical financial information of WCM in the underlying financial information of the Pro Forma Consolidated Financial Information based on the methods of presentation, recognition and measurement of the Company, the following adjustments were made to the consolidated statements of income of the Target for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to March 31, 2017 on the basis of the consolidated statement of comprehensive income of the Target for the fiscal year ended December 31, 2016 and the interim consolidated statement of comprehensive income of the Target for the three months ended March 31, 2017:

11.1.2.1	Adjustment of methods of presentation

•

Allocation of “Expenses from operating costs” in the consolidated statements of income of the Target in the amount of EUR 2,817 thousand for the period from January 1, 2016 to December 31, 2016 and of EUR 883 thousand for the period from January 1, 2017 to March 31, 2017 due to the deviating presentation structure of the Company. For the period from January 1, 2016 to December 31, 2016, EUR 441 thousand was allocated to the line item “Maintenance expenses” and EUR 1,446 thousand to the line item “Other services”. For the period from January 1, 2017 to March 31, 2017, EUR 56 thousand was allocated to the line item “Maintenance expenses” and EUR 488 thousand to the line item “Other services”.

•

Reclassification of the sales costs of EUR 835 thousand from “Carrying amount of real estate inventory disposed” for the period from January 1, 2016 to December 31, 2016 in the consolidated statement of income of the Target to “Proceeds from the disposal of real estate inventory” in line with the methods of presentation of the Company.

•

Reclassification of the income from reversal of provisions of EUR 127 thousand from “Other operating income” in the consolidated statement of income of the Target for the period from January 1, 2016 to December 31, 2016 and of EUR 368 thousand for the period from January 1, 2017 to March 31, 2017 to “Other operating expenses” in line with the methods of presentation of the Company.

11.1.2.2	Adjustment of methods of recognition and measurement

•

Adjustment of the net presentation of “Expenses from operating costs” in the consolidated statement of income of the Target by EUR 6,753 thousand for the period from January 1, 2016 to December 31, 2016 and by EUR 2,184 thousand for the period from January 1, 2017 to March 31, 2017 to a gross presentation within “Income from recharged operating costs” and “Expenses from operating costs” due to the differing discretionary judgement of the Company with regard to the separation of principal and agent when recharging operating costs.

•

Due to the recognition and measurement methods of the Company, there have been changes in the composition of non-controlling interests and in turn the related share of profits. The differences amounting to EUR 721 thousand for the period from January 1, 2016 to December 31, 2016 and EUR 85 thousand for the period from January 1, 2017 to March 31, 2017 are recognised under financial expenses. Of the adjusted net income for the year for January 1, 2016 to December 31, 2016 of EUR

29,609 thousand, EUR 2,042 thousand is now attributable to non-controlling interests. Of the adjusted net income for the period for January 1, 2017 to December 31, 2017 of EUR 14,885 thousand, EUR 3,399 thousand is now attributable to non-controlling interests.

•

Due to the adjustment of the tax rate to 15.825% for the calculation of deferred taxes the expenses for income taxes are lower, resulting in a positive effect on income of EUR 11,768 thousand in the period from January 1, 2016 to December 31, 2016. Deferred taxes are only calculated with the corporate income tax rate of 15.825% on the basis of a divergent discretionary judgement of the Company with regard to the use of the extended deduction of the trade tax base, as the Company assumes that the extended deduction of the trade tax base can be applied if temporary differences are realized and therefore no trade tax will result.

11.1.2.3	Reconciliation of the historical financial information of the consolidated statement of income of the Target for the fiscal year ended December 31, 2016

The adjustments made for the fiscal year ended December 31, 2016 can be summarised as follows:

	From January 1, 2016 to December 31, 2016
	Target before adjustment	Adjustment of presentation	Adjustment of recognition and measurement methods	Target after adjustment
	(in EUR thousand)
Net operating income from letting activities	29,796	–	–	29,796
Income from letting activities	32,613		6,753	39,366
a) Rental income	32,613	–	–	32,613
b) Income from recharged operating costs	–	–	6,753	6,753
c) Income from other goods and services	–	–	–	–
Expenses relating to letting activities	(2,817)		(6,753)	(9,570)
d) Expenses from operating costs(1)	(2,817)	1,887	(6,753)	(7,683)
e) Maintenance expenses	–	(441)	–	(441)
f) Other services	–	(1,446)	–	(1,446)
Result from the remeasurement of investment property(2)	29,213	–	–	29,213
Result from the disposal of investment property	–	–	–	–
Result from the disposal of real estate inventory(3)	799	–	–	799
a) Proceeds from the disposal of real estate inventory(4)	7,875	(835)	–	7,040
b) Carrying amount of real estate inventory disposed(5)	(7,076)	835	–	(6,241)
Other operating income	1,454	(127)	–	1,327
Personnel expenses(6)	(4,575)	–	–	(4,575)
Depreciation and amortisation(7)	(1,086)	–	–	(1,086)
Other operating expenses	(12,852)	127	–	(12,725)

Earnings before interest and taxes (EBIT)(8)	42,747	–	–	42,747
Financial income	361	–	–	361
Financial expenses	(7,499)	–	(721)	(8,220)
Gain/loss from the remeasurement of derivative financial instruments	–	–	–	–

Earnings before taxes (EBT)(9)	35,609	–	(721)	34,888
Income taxes	(17,048)	–	11,768	(5,280)

Net income(10)	18,561	–	11,047	29,609
Of the consolidated net income for the period, the following is attributable to				–
Non-controlling interests	2,763	–	(721)	2,042
The shareholders of the parent company(11)	15,798	–	11,768	27,566
Earnings per share (undiluted) in EUR	0.12	–	–	0.21
Earnings per share (diluted) in EUR	0.12	–	–	0.21

(1)	Corresponds to “Operating and ancillary costs” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(2)

Corresponds to “Net gain/loss from fair value adjustments” and “Unrealised net gain/loss from fair value measurement of investment property” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(3)	Corresponds to “Net gain/loss from sale of property held for sale” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(4)	Corresponds to “Proceeds from disposal of properties held for sale” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(5)	Corresponds to “Expenses of the sale from property held for sale” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(6)	Corresponds to “Staff costs” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(7)	Corresponds to “Depreciation” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(8)	Corresponds to “Operating profit/loss” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(9)	Corresponds to “Total comprehensive income or loss before taxes” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(10)

Corresponds to “Consolidated net profit for the period/total comprehensive income” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

(11)	Corresponds to “Owners of the parent” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2016 to December 31, 2016.

11.1.2.4	Reconciliation of the historical financial information of the consolidated statement of income of the Target for the three months ended March 31, 2017.

The adjustments made for the three months ended March 31, 2017 can be summarised as follows:

	January 1, 2017 to March 31, 2017
	Target before adjustment	Adjustment of presentation	Adjustment of recognition and measurement methods	Target after adjustment
	(in EUR thousand)
Net operating income from letting activities	9,966	–	–	9,966
Income from letting activities	10,849		2,184	13,033
a) Rental income	10,849	–	–	10,849
b) Income from recharged operating costs	–	–	2,184	2,184
c) Income from other goods and services	–	–	–	–
Expenses relating to letting activities	(883)		(2,184)	(3,068)
d) Expenses from operating costs(1)	(883)	544	(2,184)	(2,524)
e) Maintenance expenses	–	(56)	–	(55)
f) Other services	–	(488)	–	(488)
Result from the remeasurement of investment property(2)	14,554	–	–	14,554
Result from the disposal of investment property	–	–	–	–
Result from the disposal of real estate inventory(3)	–	–	–	–
a) Proceeds from the disposal of real estate inventory(4)	–	–	–	–
b) Carrying amount of real estate inventory disposed(5)	–	–	–	–
Other operating income	388	(368)	–	18
Personnel expenses(6)	(1,043)	–	–	(1,043)
Depreciation and amortisation(7)	(254)	–	–	(254)
Other operating expenses	(3,387)	368	–	(3,019)

Earnings before interest and taxes (EBIT)(8)	20,222	–	–	20,222
Financial income	39	–	–	39
Financial expenses	(1,960)	–	(85)	(2,044)
Gain/loss from the remeasurement of derivative financial instruments	–	–	–	–

Earnings before taxes (EBT)(9)	18,301	–	(85)	18,216
Income taxes	(3,330)	–	–	(3,330)

Net income for the period(10)	14,970	–	(85)	14,885

	January 1, 2017 to March 31, 2017
	Target before adjustment	Adjustment of presentation	Adjustment of recognition and measurement methods	Target after adjustment
	(in EUR thousand)
Of the net income for the period, the following is attributable to				–
Non-controlling interests	3,484	–	(85)	3,399
The shareholders of the parent company(11)	11,486	–	–	11,486
Earnings per share (undiluted) in EUR	0.09	–	–	0.09
Earnings per share (diluted) in EUR	0.08	–	–	0.08

(1)	Corresponds to “Operating and ancillary costs” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(2)

Corresponds to “Net gain/loss from fair value adjustments” and “Unrealised net gain/loss from fair value measurement of investment property” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(3)	Corresponds to “Net gain/loss from sale of property held for sale” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(4)	Corresponds to “Proceeds from disposal of properties held for sale” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(5)	Corresponds to “Expenses of the sale from property held for sale” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(6)	Corresponds to “Staff costs” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(7)	Corresponds to “Depreciation” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(8)	Corresponds to “Operating profit/loss” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(9)	Corresponds to “Total comprehensive income or loss before taxes” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(10)

Corresponds to “Consolidated net profit for the period/total comprehensive income” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

(11)	Corresponds to “Owners of the parent” in the consolidated statement of comprehensive income of the Target for the period from January 1, 2017 to March 31, 2017.

11.1.3	Adjustment of the historical statement of financial position of the Target based on the methods of presentation, recognition and measurement of the Company

The following adjustments were made to the consolidated statement of financial position of the Target as at March 31, 2017 in order to adjust the historical financial information of WCM in the underlying financial information of the Pro Forma Consolidated Financial Information to the methods of presentation, recognition and measurement of the Company:

11.1.3.1	Adjustment of methods of presentation

•

Reclassification of the notarial trust accounts of EUR 612 thousand from “Other receivables and assets” in the consolidated statement of financial position of the Target to “Advance payments on investment property” in line with the methods of presentation of the Company.

•

Reclassification of the deferred item for rent-free periods of EUR 406 thousand from “Other non-current financial assets” in the consolidated statement of financial position of the Target to “Other assets” due to the deviating presentation structure of the Company.

•

Reclassification of the income taxes of EUR 325 thousand from “Other receivables and assets” in the consolidated statement of financial position of the Target to “Receivables from income taxes” due to the deviating presentation structure of the Company.

•

Netting of the operating and ancillary costs presented gross in the line items “Other receivables and assets” and “Other current liabilities” in the consolidated statement of financial position of the Target by EUR 9,396 thousand and reclassification into operating costs presented net in line with the methods of presentation of the Company.

•

Reclassification of the bank loans of EUR 443,151 thousand from “Other non-current liabilities” in the consolidated statement of financial position of the Target to “Non-current liabilities due to financial institutions” due to the deviating presentation structure of the Company.

•

Reclassification of the bank loans of EUR 38,237 thousand from “Other current liabilities” in the consolidated statement of financial position of the Target to “Current liabilities due to financial institutions” due to the deviating presentation structure of the Company.

•

Reclassification of the tax liabilities of EUR 651 thousand from “Other current provisions” in the consolidated statement of financial position of the Target to “Tax liabilities” in line with the methods of presentation of the Company.

•

Reclassification of the provisions for personnel costs, financial statement costs and audit fees, supervisory board remuneration and the annual general meeting of EUR 1,915 thousand from “Other current provisions” in the consolidated statement of financial position of the Target to “Other current liabilities” in line with the methods of presentation of the Company.

•

Reclassification of the deposits received of EUR 7 thousand from “Other current liabilities” in the consolidated statement of financial position of the Target to “Trade payables” in line with the methods of presentation of the Company.

11.1.3.2	Adjustment of methods of recognition and measurement

•

Reclassification of the restricted funds of EUR 3,524 thousand from “Cash and cash equivalents” in the consolidated statement of financial position of the Target to “Other current financial assets” in line with the more restrictive recognition and measurement methods of the Company concerning restricted funds.

•

Elimination of the reimbursement claim for the conditional real estate transfer tax payment of EUR 5,157 thousand recognised under “Other receivables and assets” due to a legal dispute with the financial authorities regarding the basis of calculation of the real estate transfer tax resulting from an internal restructuring measure in line with the recognition and measurement methods of the Company.

•

Recognition of a provision of EUR 2,152 thousand in the item “Other current provisions” in connection with a legal dispute with the fiscal authorities that has been ongoing since the fiscal year 2015 concerning real estate transfer tax from an internal restructuring measure, and in line with the recognition and measurement methods of the Company.

•	The deferred tax assets and liabilities of WCM have been netted in accordance with the recognition and measurement methods of the Company and recognised in the amount of EUR 6,929 thousand.

•

Reclassification of the non-controlling interests in partnerships of EUR 4,469 thousand from “Non-controlling interests” in the consolidated statement of financial position of the Target to “Other non-current liabilities” in line with the recognition methods of the Company concerning the composition of non-controlling interests

11.1.3.3	Reconciliation of the historical financial information of the consolidated statement of financial position of the Target as at March 31, 2017

The adjustments made as at March 31, 2017 can be summarised as follows:

	As at March 31, 2017
	Target before adjustment	Adjustment of presentation	Adjustment of recognition and measurement methods	Target after adjustment
	(in EUR thousand)
Non-current assets	816,487	612	(6,929)	810,169
Investment property	796,303	–	–	796,303
Advance payments on investment property	–	612	–	612
Property, plant and equipment(1)	3,237	–	–	3,237
Intangible assets	186	–	–	186
Other non-current financial assets(2)	8,385	(406)	–	7,979
Other assets(3)	1,446	406	–	1,852
Deferred tax assets	6,929	–	(6,929)	–
Current assets	53,195	(10,008)	(5,157)	38,030
Inventories	–	–	–	–
Trade receivables	1,408	–	–	1,408
Receivables from income taxes	–	325	–	325
Other current financial assets(4)	470	–	3,524	3,994
Other receivables and assets(5)	19,066	(10,333)	(5,157)	3,576
Cash and cash equivalents	32,251	–	(3,524)	28,727
Non-current assets classified as held for sale	–	–	–	–

Total assets	869,682	(9,396)	(12,086)	848,199

Equity	337,647	–	(11,778)	325,868
Subscribed capital(6)	131,965	–	–	131,965
Capital reserves(7)	99,578	–	–	99,578
Retained earnings	90,029	–	(7,309)	82,720
Other reserves	–	–	–	–
Equity attributable to the shareholders of the parent company(8)	321,572	–	(7,309)	314,262
Non-controlling interests	16,075	–	(4,469)	11,606
Liabilities	532,036	(9,396)	(308)	522,331
Non-current liabilities	463,868	–	(2,460)	461,408
Non-current liabilities due to financial institutions	–	443,151	–	443,151
Pension provisions	–	–	–	–
Non-current derivative financial instruments	–	–	–	–
Other non-current liabilities(9)	444,499	(443,151)	4,469	5,817
Deferred tax liabilities	19,369	–	(6,929)	12,440
Current liabilities	68,167	(9,396)	2,152	60,923
Current liabilities due to financial institutions	–	38,237	–	38,237
Trade payables	4,697	7	–	4,704
Other current provisions	4,198	(2,566)	2,152	3,785
Tax liabilities	–	651	–	651
Other current liabilities(10)	59,272	(45,726)	–	13,547

Total equity and liabilities	869,682	(9,396)	(12,086)	848,199

(1)

Corresponds to the total of the line items “Technical equipment and machinery”, “Other equipment, operating and office equipment” and “Advance payments for property, plant and equipment” in the consolidated statement of financial position of the Target as at March 31, 2017.

(2)	Corresponds to non-current “Other financial assets” in the consolidated statement of financial position of the Target as at March 31, 2017.

(3)	Corresponds to “Other non-current assets” in the consolidated statement of financial position of the Target as at March 31, 2017.

(4)	Corresponds to current “Other financial assets” in the consolidated statement of financial position of the Target as at March 31, 2017.

(5)	Corresponds to “Other current assets” in the consolidated statement of financial position of the Target as at March 31, 2017.

(6)	Corresponds to “Share capital” in the consolidated statement of financial position of the Target as at March 31, 2017.

(7)	Corresponds to the total of the line items “Capital reserves” and “Mandatory convertible bond” in the consolidated statement of financial position of the Target as at March 31, 2017.

(8)	Corresponds to “Equity attributable to owners of the parent” in the consolidated statement of financial position of the Target as at March 31, 2017.

(9)	Corresponds to non-current “Other financial liabilities” in the consolidated statement of financial position of the Target as at March 31, 2017.

(10)

Corresponds to the total of the line items current “Other liabilities” and current “Other financial liabilities” in the consolidated interim statement of financial position of the Target as at March 31, 2017.

11.2	Underlying principles of preparation

The Pro Forma Consolidated Financial information has been prepared in accordance with the IDW Accounting Practice Statement: Preparation of Pro Forma Financial Information (IDW AcPS AAB 1.004) (IDW Rechnungslegungshinweis: Erstellung von Pro-Forma-Finanzinformationen (IDW RH HFA 1.004)) as promulgated by the Institute of Public Auditors in Germany (IDW, Institut der Wirtschaftsprüfer in Deutschland e.V.).

The necessary pro forma adjustments are based on available information, estimates and certain assumptions as described in the pro forma notes to the Pro Forma Consolidated Financial Information.

11.3	Basis of preparation

11.3.1	Voluntary public takeover offer (exchange offer) to all shareholders of the Target

On May 10, 2017 the Company resolved to submit the Offer and announced its intention to do so. In exchange for every 23 shares in the Target, the Company intends to offer 4 new bearer shares with no par-value (Stückaktien) in the Company with a notional value of EUR 1.00. The new shares in the Company will carry dividend rights from January 1, 2017.

In connection with the Offer, the Company and the Target signed a business combination agreement on May 10, 2017. Under this business combination agreement, the management board of the Target will support the Offer and, after examining the offer document, recommend that the shareholders of the Target accept the Offer.

Additionally and in connection with the Offer, on May 10, 2017 the Company agreed irrevocable acceptance obligations with certain major shareholders of the Target– who represent around 49.64% of the shares and voting rights in the Target on a fully diluted basis, including share options – regarding their shares. In these irrevocable acceptance obligations, the shareholders in question of the Target undertook to contribute their shares in the Target as part of the Offer.

The shares offered in the Company are to be created by means of a capital increase in exchange for contributions in kind. The share capital of the Company will be increased through the contribution of the shares in the Target as contributions in kind as part of the Offer. With the consent of the Supervisory Board, on May 10, 2017 the Management Board of the Company resolved to carry out such a capital increase of up to EUR 24,521,163.00 in exchange for contributions in kind, excluding the subscription rights of the existing shareholders in the Company.

The completion of the Offer is subject to certain conditions, especially a minimum acceptance rate of 50.0% plus one share in the Target.

11.3.2	Proceeding and assumptions used for preparation

The Pro Forma Consolidated Financial Information has been prepared on the assumption that the shareholders of the Target have accepted the Offer for 100% of the shares and that the acquisition of 100% of the shares in the Target, including the implementation of the necessary capital increase by the Company through the contribution of the shares purchased in the Target as contributions in kind, took place on January 1, 2016 (for the pro forma consolidated statements of income) and on March 31, 2017 (for the pro forma consolidated statement of financial position).

11.3.2.1	Acceptance of the Offer by the shareholders of the Target

The intended acquisition of the shares in the Target constitutes a business combination according to IFRS 3. In accordance with IFRS 3.10, the Company’s acquisition costs for the Target as at the date of the assumed acquisition must be netted against the proportionate net assets of WCM determined as part of the purchase price allocation (based on the fair value of the identifiable assets acquired and liabilities assumed). Any positive difference produced by offsetting will be recognised as goodwill. For the sake of simplicity, it is assumed that the fair value of the net assets will be unchanged in the period between March 31, 2017 and the actual date of completion of the Offer.

As the intended acquisition will only take place at the completion of the Offer, the actual acquisition costs of the Company could not yet be determined. The acquisition costs of the Company result from the consideration transferred. The transferred consideration corresponds to the equity interests issued by the Company for the acquisition of the shares in the Target, measured at fair value as at the acquisition date. The acquisition costs of the Company for 100% of the shares in the Target are assumed to be EUR 434,119 thousand. These are based on the issuance of 23,944,792 new shares in the Company as consideration for the acquisition of 137,682,552 shares in the Target (100% of the shares in the Target) at an exchange rate of 23 shares in the Target for 4 shares in the Company and at a price of EUR 18.13 per share in the Company, which corresponds to the weighted average price in the three months ended May 9, 2017, the day before the announcement of the submission of the Offer, as reported to the Company on May 17, 2017 by the German Federal Financial Supervisory Authority (BaFin, Bundesanstalt für Finanzdienstleistungsaufsicht). For the purposes of the final allocation of the purchase price, the acquisition costs must be derived from the share price of the Company as at the acquisition date.

In this regard, the number of shares in the Target issued and tendered into the Offer is based on the following data and assumptions for the purposes of the Pro Forma Consolidated Financial Information:

•	The Target had issued 131,964,552 shares as at March 31, 2017.

•	On May 31, 2017 the Target issued an additional 2,063,000 shares in connection with the conversion of a mandatory convertible bond (the “Convertible Bond Shares”).

•

Additionally, the Target has issued stock options to its management board as well as certain key employees that entitle their holders to obtain new shares in the Target before the completion of the Offer. The holders of the share options will exercise all option rights that are vested before the completion of the Offer and obtain a total of 3,655,000 new shares in the Target (the “Management Option Shares”) that will be tendered into the Offer.

•

Upon the completion of the Offer, a total of 137,682,552 shares in the Target will be outstanding (the “Total Shares”) (comprising the 131,964,552 shares in the Target as at March 31, 2017, the 2,063,000 Convertible Bond Shares and the 3,655,000 Management Option Shares).

•	The Target will not issue any shares in addition to the Total Shares before the completion of the Offer.

In the business combination agreement, the Target has undertaken to implement certain structural measures before the completion of the Offer. In particular, these measures serve to fulfil obligations towards the financing banks of WCM and to preserve, to the greatest possible extent, the considerable corporation tax related loss carryforwards of WCM after the completion of the Offer. Additionally, certain structural measures shall ensure that the completion of the Offer only, if at all, triggers a low amount of real estate transfer tax. In particular, the structural measures include changes of the legal form with regard to certain WCM companies as well as the relocation of four Dutch WCM companies to Germany. In this context, 22 WCM limited liability companies are to change to partnerships and four WCM partnerships are to change to limited liability companies. The Pro Forma Consolidated Financial Information has been prepared on the assumption that these corporate structural measures have already been implemented. For the purposes of the Pro Forma Consolidated Financial Information and on the basis of a preliminary analysis, it is assumed that the corporate structural measures will not have any effects on the current income taxes or deferred taxes and that no significant real estate transfer tax payments will be incurred.

Furthermore, for the purposes of the Pro Forma Consolidated Financial Information and on the basis of preliminary evaluations, the Company assumes that contractual termination clauses (e.g. for financial liabilities due to a change of control) will not be executed and that no fees will be charged for not executing the contractual termination clauses. Likewise, for the purposes of the Pro Forma Consolidated Financial Information it is assumed that agreements will be made with all minority shareholders and that none of them will execute their contractual termination clauses.

Under their service contracts, each member of the management board of the Target is entitled to terminate their service relationship with immediate effect if a change of control takes place. In this case, they will receive a settlement equal to three annual considerations (fixed salary and profit sharing bonus). For the purposes of the Pro Forma Consolidated Financial Information, it is assumed that the members of the management board of the Target will exercise their rights of termination.

11.3.2.2	Transaction costs

For the purposes of the Pro Forma Consolidated Financial Information and on the basis of a preliminary analysis, the Company expects to incur transaction costs of EUR 9,968 thousand in connection with the completion of the Offer. The Company expects the majority of the transaction costs to be attributable to the business combination. For the purposes of the Pro Forma Consolidated Financial Information and for the sake of simplicity, it is assumed that the transaction costs are attributable exclusively to the business combination. The transaction costs have therefore been recognised in full through profit or loss in the pro forma consolidated statement of income for the period from January 1, 2016 to December 31, 2016. Furthermore, for the purposes of the Pro Forma Consolidated Financial Information and on the basis of a preliminary analysis, the Company assumes that none of the transaction costs will be tax deductible.

11.4

Pro forma consolidated statements of income for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to March 31, 2017, as well as the pro forma consolidated statement of financial position as at March 31, 2017

The following tables show the pro forma consolidated statements of income for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to March 31, 2017, as well as the pro forma consolidated statement of financial position as at March 31, 2017.

11.4.1	Pro forma consolidated statement of income for the period from January 1, 2016 to December 31, 2016

	Historical financial information
	TLG	WCM	Total	Pro forma notes		Pro forma adjustments	Pro forma consolidated statement of income
	January 1, 2016 to December 31, 2016
	(in EUR thousand, unless indicated otherwise)
Net operating income from letting activities	125,588	29,796	155,384				155,384
Income from letting activities	168,062	39,366	207,428				207,428
a) Rental income	140,464	32,613	173,077				173,077
b) Income from recharged operating costs	23,662	6,753	30,415				30,415
c) Income from other goods and services	3,936	0	3,936				3,936
Expenses relating to letting activities	(42,474)	(9,570)	(52,044)				(52,044)
d) Expenses from operating costs	(29,979)	(7,683)	(37,662)				(37,662)
e) Maintenance expenses	(6,618)	(441)	(7,059)				(7,059)
f) Other services	(5,877)	(1,446)	(7,323)				(7,323)
Result from the remeasurement of investment property	39,860	29,213	69,073				69,073
Result from the disposal of investment property	6,381	0	6,381				6,381
Result from the disposal of real estate inventory	10	799	809				809
a) Proceeds from the disposal of real estate inventory	11	7,040	7,051				7,051
b) Carrying amount of real estate inventory disposed	(1)	(6,241)	(6,242)				(6,242)
Other operating income	777	1,327	2,104				2,104
Personnel expenses	(11,261)	(4,575)	(15,836)				(15,836)
Depreciation and amortisation	(561)	(1,086)	(1,647)				(1,647)
Other operating expenses	(7,140)	(12,725)	(19,865)	(1)		(9,968)	(29,833)

Earnings before interest and taxes (EBIT)	153,654	42,747	196,401			(9,968)	186,434
Financial income	313	361	674				674
Financial expenses	(25,650)	(8,220)	(33,870)	(2	),(3)	2,333	(31,537)
Gain/loss from the remeasurement of derivative financial instruments	299	0	299				299

Earnings before taxes (EBT)	128,616	34,888	163,504			(7,635)	155,869
Income taxes	(34,507)	(5,280)	(39,787)				(39,787)

Net income	94,109	29,609	123,718			(7,635)	116,083

	Historical financial information
	TLG	WCM	Total	Pro forma notes		Pro forma adjustments	Pro forma consolidated statement of income
	January 1, 2016 to December 31, 2016
	(in EUR thousand, unless indicated otherwise)
Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests	111	2,042	2,153	(2)		(1,754)	399
The shareholders of the parent company	93,998	27,566	121,564	(1	),(3)	(5,880)	115,684
Earnings per share (undiluted) (in EUR)	1.39	0.21		(4)			1.27
Earnings per share (diluted) (in EUR)	1.39	0.21		(4)			1.26

11.4.2	Notes to the pro forma adjustments with respect to the pro forma consolidated statement of income for the period from January 1, 2016 to December 31, 2016

The following pro forma adjustment has a one-off effect on the results of operations of the Company:

(1)

For the sake of simplicity, the transaction costs of EUR 9,968 thousand are entirely attributable to the business combination and recognised through profit or loss as other operating expenses. Furthermore, for the purposes of the Pro Forma Consolidated Financial Information and on the basis of a preliminary analysis, the Company assumes that none of the transaction costs will be tax deductible.

The following pro forma adjustments have a continuing effect on the results of operations of the Company:

(2)

Due to the changes in the legal form of 22 WCM limited liability companies to partnerships as well as of four WCM partnerships to limited liability companies and the establishment of minority interests as agreed in the business combination agreement as part of the structural measures, there have been changes in the composition of and therefore a decrease in non-controlling interests, and in turn an increase in financial expenses of EUR 1,923 thousand. Of the pro forma net income for the year of EUR 116,083 thousand, EUR 399 thousand is attributable to non-controlling interests and EUR 115,684 thousand is attributable to the shareholders of the parent company.

(3)

As part of the preliminary purchase price allocation, the loans are measured at fair value. The amortisation effects resulting from the subsequent measurement of the loans have led to a EUR 4,255 thousand decrease in financial expenses.

(4)

The undiluted pro forma earnings per share were calculated on the basis of an average of 91,377,118 notional shares issued in the Company and the diluted pro forma earnings per share were calculated on the basis of an average of 91,480,118 notional shares issued by the Company for the period from January 1, 2016 to December 31, 2016. Through the capital increase as part of the completion of the Offer whereby 23,944,792 new shares are issued in the Company notionally as at January 1, 2016, the weighted average number of shares issued in the Company increased from 67,432,326 to 91,377,118 for the undiluted pro forma earnings per share and from 67,535,326 to 91,480,118 for the diluted pro forma earnings per share for the period from January 1, 2016 to December 31, 2016.

11.4.3	Pro forma consolidated statement of income for the period from January 1, 2017 to March 31, 2017

	Historical financial information
	TLG	WCM	Total	Pro forma notes		Pro forma adjustments	Pro forma consolidated statement of income
	January 1, 2017 to March 31, 2017
	(in EUR thousand, unless indicated otherwise)
Net operating income from letting activities	34,394	9,966	44,360				44,360
Income from letting activities	46,554	13,033	59,587				59,587
a) Rental income	39,229	10,849	50,078				50,078
b) Income from recharged operating costs	6,723	2,184	8,907				8,907
c) Income from other goods and services	602	0	602				602
Expenses relating to letting activities	(12,160)	(3,067)	(15,227)				(15,227)
d) Expenses from operating costs	(10,138)	(2,524)	(12,662)				(12,662)
e) Maintenance expenses	(984)	(55)	(1,039)				(1,039)
f) Other services	(1,038)	(488)	(1,526)				(1,526)
Result from the remeasurement of investment property	1,536	14,554	16,090				16,090
Result from the disposal of investment property	0	0	0				0
Result from the disposal of real estate inventory	0	0	0				0
a) Proceeds from the disposal of real estate inventory	0	0	0				0
b) Carrying amount of real estate inventory disposed	0	0	0				0
Other operating income	520	18	538				538
Personnel expenses	(2,900)	(1,043)	(3,943)				(3,943)
Depreciation and amortisation	(142)	(254)	(396)				(396)
Other operating expenses	(2,156)	(3,019)	(5,175)				(5,175)

Earnings before interest and taxes (EBIT)	31,252	20,222	51,474				51,474
Financial income	23	39	62				62
Financial expenses	(9,113)	(2,044)	(11,157)	(1	),(2)	(2,313)	(13,470)
Gain/loss from the remeasurement of derivative financial instruments	586	0	586				586

Earnings before taxes (EBT)	22,748	18,216	40,964			(2,313)	38,652
Income taxes	(7,039)	(3,330)	(10,369)				(10,369)

Net income for the period	15,709	14,885	30,594			(2,313)	28,282
Of the net income for the period, the following is attributable to:
Non-controlling interests	0	3,399	3,399	(1)		(3,348)	51
The shareholders of the parent company	15,709	11,486	27,195	(2)		1,035	28,231
Earnings per share (undiluted) (in EUR)	0.21	0.09		(3)			0.29
Earnings per share (diluted) (in EUR)	0.21	0.08		(3)			0.29

11.4.4	Notes to the pro forma adjustments with respect to the pro forma consolidated statement of income for the period from January 1, 2017 to March 31, 2017

The following pro forma adjustments have a continuing effect on the results of operations of the Company:

(1)

Due to the changes in the legal form of 22 WCM limited liability companies to partnerships as well as of four WCM partnerships to limited liability companies and the establishment of minority interests, there have been changes in the composition of and therefore a decrease in non-controlling interests, and in turn an increase in financial expenses of EUR 3,377 thousand. Of the pro forma net income for the period of EUR 28,282 thousand, EUR 51 thousand is now attributable to non-controlling interests and EUR 28,231 thousand is attributable to the shareholders of the parent company.

(2)

As part of the preliminary purchase price allocation, the loans are measured at fair value. The amortisation effects resulting from the subsequent measurement of the loans have led to a EUR 1,064 thousand decrease in financial expenses.

(3)

The undiluted pro forma earnings per share were calculated on the basis of an average of 95,872,606 notional shares issued and the diluted pro forma earnings per share were calculated on the basis of an average of 95,980,606 notional shares issued for the period from January 1, 2017 to March 31, 2017. Through the capital increase as part of the completion of the Offer whereby 23,944,792 new shares are issued in the Company notionally as at January 1, 2016, the weighted average number of shares issued in the Company increased from 71,927,814 to 95,872,606 for the undiluted pro forma earnings per share and from 72,035,814 to 95,980,606 for the diluted pro forma earnings per share for the period from January 1, 2017 to March 31, 2017.

11.4.5	Pro forma consolidated statement of financial position as at March 31, 2017

	Historical financial information
	TLG	WCM	Total	Pro forma notes	Pro forma adjustments	Pro forma consolidated statement of financial position
	March 31, 2017
	(in EUR thousand)
A. Non-current assets	2,213,819	810,169	3,023,988		142,799	3,166,787
Investment property	2,189,403	796,303	2,985,706			2,985,706
Advance payments on investment property	102	612	714			714
Property, plant and equipment	6,496	3,237	9,733			9,733
Intangible assets	1,498	186	1,684	(1)	142,799	144,483
Other non-current financial assets	4,806	7,979	12,785			12,785
Other assets	9,931	1,852	11,783			11,783
Deferred tax assets	1,583	0	1,583			1,583
B. Current assets	238,729	38,030	276,759		(9,663)	267,096
Inventories	1,103	0	1,103			1,103
Trade receivables	5,479	1,408	6,887			6,887
Receivables from income taxes	1,170	325	1,495			1,495
Other current financial assets	839	3,994	4,833			4,833
Other receivables and assets	7,369	3,576	10,945	(2)	304	11,249
Cash and cash equivalents	184,300	28,727	213,027	(3)	(9,968)	203,059
Non-current assets classified as held for sale	38,469	0	38,469			38,469

Total assets	2,452,548	848,199	3,300,747		133,135	3,433,883

	Historical financial information
	TLG	WCM	Total	Pro forma notes	Pro forma adjustments	Pro forma consolidated statement of financial position
A. Equity	1,141,621	325,868	1,467,489		98,794	1,566,283
Subscribed capital	74,176	131,965	206,141	(4)	(108,020)	98,121
Capital reserves	547,004	99,578	646,582	(4)	310,596	957,178
Retained earnings	530,924	82,720	613,644	(3),(4)	(92,689)	520,955
Other reserves	(10,483)	0	(10,483)			(10,483)
Equity attributable to the shareholders of the parent company	1,141,621	314,262	1,455,883		109,888	1,565,771
Non-controlling interests		11,606	11,606	(2),(4)	(11,094)	512
B. Liabilities	1,310,927	522,331	1,833,258		34,341	1,867,599
I. Non-current liabilities	1,177,317	461,408	1,638,725		25,526	1,664,251
Non-current liabilities due to financial institutions	925,272	443,151	1,368,423	(1)	14,128	1,382,551
Pension provisions	8,305	0	8,305			8,305
Non-current derivative financial instruments	16,456	0	16,456			16,456
Other non-current liabilities	5,405	5,817	11,222	(2)	11,398	22,620
Deferred tax liabilities	221,879	12,440	234,319			234,319
II. Current liabilities	133,610	60,923	194,533		8,815	203,349
Current liabilities due to financial institutions	97,167	38,237	135,404	(1)	4,255	139,659
Trade payables	18,319	4,704	23,023			23,023
Other current provisions	1,660	3,785	5,445			5,445
Tax liabilities	4,703	651	5,354			5,354
Other current liabilities	11,761	13,547	25,308	(1)	4,560	29,867

Total equity and liabilities	2,452,548	848,199	3,300,747		133,135	3,433,883

11.4.6	Notes to the pro forma adjustments with respect to the pro forma consolidated statement of financial position as at March 31, 2017

The following pro forma adjustments were made in the pro forma consolidated statement of financial position in connection with the first-time consolidation of WCM into the consolidated financial statements of the Company:

(1)

The netting of the notional acquisition costs of the Target of EUR 434,119 thousand against the net assets of WCM of EUR 291,320 thousand to be carried out as part of the provisional notional purchase price allocation results in a positive difference of EUR 142,799 thousand which is recognised as provisional goodwill. The net assets of WCM, recognised at fair value, were derived from the consolidated statement of financial position of the Target as at March 31, 2017, adjusted based on the recognition and measurement methods of the Company. The net assets attributable to the shareholders of the parent company amount to EUR 314,262 thousand before the provisional notional purchase price allocation. In its consolidated statement of financial position as at March 31, 2017, the Target accounts for loans carried at amortised cost of EUR 481,388 thousand. The fair value of the loans is EUR 499,771 thousand. In connection with the determination of the fair value of the net assets of WCM, the calculated fair values of the loans have been used in lieu of the carrying amounts of the related liabilities recognised in the consolidated statement of financial position of the Target as at March 31, 2017. Non-current liabilities due to financial institutions have therefore increased by EUR 14,128 thousand and current liabilities due to financial institutions have increased by EUR 4,255 thousand. Moreover, the provisional notional purchase price allocation accounts for obligations of EUR 4,560 thousand arising from settlement provisions for the management board of the Target which are recognised as other current liabilities.

(2)

Due to the changes in the legal form of 22 WCM limited liability companies to partnerships as well as of four WCM partnerships to limited liability companies and the establishment of minority interests as agreed in the business combination agreement as part of the structural measures, there have been changes in the composition of and therefore a decrease in non-controlling interests, and in turn an increase in other non-current liabilities of EUR 11,398 thousand. As part of the establishment of the non-controlling interests, it is assumed that a loan equal to 75% of the market value or fair value of the non-controlling interests will be issued to each minority shareholder. The loans of EUR 304 thousand have been recognised as other receivables and assets.

(3)	The transaction costs of EUR 9,968 thousand for the acquisition of the company have been deducted from cash and cash equivalents and have lowered retained earnings by the same amount.

(4)

With the issuance of 23,944,792 new shares in the Company at a price of EUR 18.13 per share for the purposes of the acquisition of WCM, the subscribed capital of the Company has increased by EUR 23,945 thousand and its capital reserves by EUR 410,174 thousand. As part of the notional capital consolidation, the proportional consolidated equity of the Target of EUR 314,262 thousand is netted against the assumed acquisition costs and eliminated, and the EUR 512 thousand share of the consolidated equity of the Target attributable to the non-controlling interests is reclassified accordingly.

Berlin, June 26, 2017

TLG IMMOBILIEN AG

The Management Board

11.5	Auditor’s Report on the Pro Forma Consolidated Financial Information of TLG IMMOBILIEN AG for the Fiscal Year ended December 31, 2016 and as of and for the Three Months ended March 31, 2017

English-language translation of the German-language auditor’s report (Bescheinigung)

Auditor’s Report

To TLG IMMOBILIEN AG, Berlin

We have audited whether the pro forma consolidated financial information as of March 31, 2017 of TLG IMMOBILIEN AG, Berlin (the “Company”), has been properly compiled on the basis stated in the pro forma notes and whether this basis is consistent with the accounting policies of the Company. The pro forma consolidated financial information comprises a pro forma consolidated statement of income for the period from January 1, 2016 to December 31, 2016, a pro forma consolidated statement of income for the period from January 1, 2017 to March 31, 2017, a pro forma consolidated statement of financial position as of March 31, 2017 as well as pro forma notes.

The purpose of the pro forma consolidated financial information is to present the material effects the transaction described in the pro forma notes would have had on the historical consolidated financial statements if the group had existed in the structure created by the transaction throughout the entire reporting period (pro forma consolidated statements of income) or since March 31, 2017 (pro forma consolidated statement of financial position). As pro forma consolidated financial information reflects a hypothetical situation it is not entirely consistent with the presentation that would have resulted had the relevant events actually occurred at the beginning of the reporting period or at March 31, 2017.

The compilation of the pro forma consolidated financial information is the responsibility of the Company’s management.

Our responsibility is, based on our audit, to express an opinion whether the pro forma consolidated financial information has been properly compiled on the basis stated in the pro forma notes and whether this basis is consistent with the accounting policies of the Company. The subject matter of this engagement does neither include an audit of the basic figures including their adjustments to the accounting policies of the Company, nor of the pro forma assumptions stated in the pro forma notes.

We have planned and performed our audit in accordance with IDW Prüfungshinweis: Prüfung von Pro Forma Finanzinformationen (IDW PH 9.960.1) (IDW Auditing Practice Statement: Audit of Pro Forma Financial Information (IDW AuPS 9.960.1)) promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW) in such a way that material errors in the compilation of the pro forma consolidated financial information on the basis stated in the pro forma notes and in the compilation of this basis consistent with the accounting policies of the Company are detected with reasonable assurance.

In our opinion, the pro forma consolidated financial information has been properly compiled on the basis stated in the pro forma notes. This basis is consistent with the accounting policies of the Company.

Berlin, June 26, 2017

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Kreninger	Pilawa
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

12.    DESCRIPTION OF THE INTENDED TAKEOVER OF WCM

On May 10, 2017, the Company announced its intention to submit a voluntary public takeover offer for all shares of the Target in the form of an exchange offer. The Company is offering to exchange four Offer Shares for every 23 shares of the Target validly tendered into the Offer (or 5.75 shares of the Target for every Offer Share). With the exception of the Business Combination Agreement, the following description is primarily based on publicly available sources, given that the Company could not conduct a full due diligence investigation of WCM (see “1.5.8 The Company could not conduct a full due diligence investigation of WCM prior to launching the Offer and therefore may have been unable to correctly identify and assess all risks associated with the Offer or the Completion.”).

12.1	The Business Combination Agreement

Prior to the announcement of the Offer, the management board of the Company and the management board of the Target held discussions about how the Offer can be shaped in the interest of both TLG and WCM as well as the respective shareholders, employees and lessees and how in consideration of said interests the Combined Group can be created. In order to achieve that, the Company and the Target entered into an agreement on the business combination of TLG and WCM on May 10, 2017 (the “Business Combination Agreement”).

The Business Combination Agreement contains, in particular, agreements regarding the implementation of the Offer and its completion, the integration of the businesses of TLG and WCM as well as to the future business strategy of the Combined Group and the future composition of the boards of the Target.

The Business Combination Agreement has a term of two years from signing. Each party can terminate the Business Combination Agreement, if the Offer is not successfully completed or the respective other party violated material obligations under the Business Combination Agreement.

12.1.1	Target’s Support of the Offer

In the Business Combination Agreement, the Target has undertaken to support the Offer in public and to recommend acceptance of the Offer in all public statements, press conferences, interviews, roadshows, analyst conferences and other opportunities. In addition, management board and supervisory board of the Target have undertaken in the Business Combination Agreement, after review of the offer document, to confirm in the legally required opinions pursuant to Section 27 para. 1 WpÜG within a week after the publication of the offer document that:

•	in their opinion the type and extent of the Offer Consideration offered by the Company is fair and appropriate for shareholders of the Target;

•	they will, thus, support the Offer; and

•	they recommend the acceptance of the Offer to the shareholders of the Target.

All obligations of the governing bodies of the Target to support the Offer are subject to their conformity with their respective obligations as governing bodies.

The Company as well as the Target have also undertaken not to approach third parties with the goal to implement a transaction comparable to the Offer or to engage in talks about such a transaction.

12.1.2	Conduct of Business of the Target and Future Cooperation

The Target has undertaken in the Business Combination Agreement to implement certain structural measures. These measures particularly address the fulfillment of certain obligations towards WCM’s financing banks as well as the preservation of the significant amount of corporate tax related tax loss carry-forwards of the Target after completion of the Offer to the greatest extent possible. Based on the information available at the date of the publication of this Prospectus, the Company expects these tax loss carry-forwards to amount to up to EUR 210.0 million. Furthermore, certain structural measure shall ensure that the completion of the Offer only, if at all, triggers minimal amounts of RETT. The structural measures, in particular, include form changes regarding certain companies of WCM and the move of four companies of WCM currently registered in the Netherlands to Germany.

The Business Combination Agreement also contains various information obligations regarding the structural measures. The Target has particularly undertaken to inform the capital market if a Material Tax Loss (see “3.3.1.5 No Material Tax Loss”) is to be expected by the completion of the Offer as well as to constantly report to the Company about the status of the implementation of the structural measures.

Furthermore, the management board of the Target has undertaken to conduct the Target’s business in a manner consistent with its usual management until the completion of the Offer. In particular, the management board of the Target has undertaken, to the extent permitted by law, to refrain from measures that could impede the successful completion of the Offer.

In case of a competing offer, the Company as well as the Target have undertaken, to the extent permitted by law, to immediately inform the respective other party of the Business Combination Agreement without undue delay, including information about material conditions of the competing offer.

12.1.3	Share Transactions of the Target’s Governing Bodies

In the Business Combination Agreement, the members of the Target’s management board and supervisory board have laid out to accept the Offer for all shares of the Target held by them.

The members of the Target’s management board as well as the supervisory board members Mr. Karl Ehlerding, Mrs. Nicola Sievers and Mr. Arthur Ronny Wiener also agreed to Irrevocable Undertakings I, which require them to irrevocably accept the Offer for the shares of the Target held by them.

Both of the Target’s management board members have also entered into the irrevocable undertakings regarding their stock option rights (see “12.4.2 Irrevocable Undertakings with the Holders of Stock Options”) which require them to irrevocably accept the Offer for the shares of the Target issued due to the exercise of the stock options.

12.1.4	Stock Options of the Target

In the Business Combination Agreement, the Target has undertaken to offer to the members of the Target’s management board without undue delay after the publication of the offer document to exercise their stock option rights against payment of the respective exercise price to receive the respective number of shares of the Target from this date on until the twentieth Business Day after the publication of the offer document.

In the Business Combination Agreement the Target further undertook to offer to all employees of the Target who hold stock option rights without undue delay after the publication of the offer document, to (i) to reimburse the fair value of the stock options after the completion of the Offer in cash or (ii) to exercise their stock options already at this time against payment of the respective exercise price and under the condition, that they accept the Offer for all of those shares until ten Business Days before the end of the Acceptance Period the latest.

Thus, the total number of exercisable stock options and new shares of the Target to be issued accordingly in the course of the Offer is 3,655,000.

12.2	Description of WCM

The Target is a stock corporation under German law, with its registered office in Frankfurt am Main, Germany and registered with the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany under docket number HRB 55695, and with the domestic business address “Bleichstraße 64-66, 60313 Frankfurt am Main”. On August 24, 2016, the Target’s shareholders’ meeting resolved on changing the Target’s registered office from Frankfurt am Main, Germany, to Berlin, Germany. The Target filed for registration of the change of registered office to Berlin, Germany and the change of Section 1 para. 2 of the Target’s articles of association with the register court (Registergericht) of the local court (Amtsgericht) of Frankfurt am Main and notified for registration of the change of the domestic business address to “Joachimsthaler Straße 34, 10719 Berlin”. On May 31, 2017, the register court (Registergericht) of the local court (Amtsgericht) of Frankfurt am Main notified the Target of having submitted the application to the register court (Registergericht) of the local court (Amtsgericht) of Charlottenburg. The Company expects the change of the Target’s registered office to be registered with the commercial register of the local court (Amtsgericht) of Charlottenburg in the near future.

On June 25, 2017 the Target’s share capital amounts to EUR 134,027,552.00 and is divided into 134,027,552 shares with a notional value of the Target’s share capital of EUR 1.00 per share.

12.2.1	Business of WCM

According to its own statements, WCM is specialized in long-term lease of high-end office and retail properties in selected areas in Germany. Its focus lies on the acquisition and the efficient management of properties, which have – in its view – a low vacancy rate and are distinguished by the Target in “core” and “core-plus” properties.

WCM focuses its business on seven important locations: Munich, Hamburg/Bremen, Berlin, Frankfurt/Rhine-Main, Cologne/Düsseldorf, greater Stuttgart area, and Dresden/Leipzig. WCM is trying to acquire high-end properties with solvent lessees, long-term lease contracts and a vacancy rate of maximum 20%. Regarding retail properties, WCM focuses – according to its own statements – on the metropole regions in Germany with a high density of population and good infrastructure. It tries to conclude lease agreements with renowned retail companies, which have terms of more than ten years, and tries to ensure a low vacancy rate.

The main business of WCM is the management of its property portfolio. This business is divided into asset management as management of the complete portfolio and property management as the management of individual properties.

As of March 31, 2017, WCM had a total of 30 employees.

12.2.2	Portfolio of WCM

According to its own statements, WCM’s property portfolio as of March 31, 2017 consists of 57 properties with a total lettable area of 426,357 square meters. At the same time, the annual profit from leases amounted to EUR 47.5 million and the EPRA Vacancy Rate was at 4.9% (according to the Target’s consolidated quarterly financial statements as of and for the three months ended March 31, 2017).

In its consolidated quarterly financial statements as of and for the three months ended March 31, 2017, the Target estimates the value of WCM’s property portfolio as of March 31, 2017 of EUR 796.3 million.

WCM’s portfolio is divided into the asset classes office and retail properties. The asset class office real estate makes up 44.4% of the total portfolio (based on the value of the total portfolio as of March 31, 2017). 81.1% of WCM’s office real estate portfolio is situated in Frankfurt am Main, including the Rhine-Main region, 11.4% is situated in Berlin and 7.5% is situated in Düsseldorf/Bonn (based on the value of the total portfolio as of March 31, 2017).

WCM‘s asset class retail properties makes up for 55.6% of the total portfolio (based on the value of the total portfolio as of March 31, 2017). The retail properties can be divided into shopping centers, which account for 75.2% of the retail portfolio, supermarkets, which account for 16.7% of the retail portfolio and DIY stores, which account for the remaining 8.1% of the retail portfolio (based on the value of the total portfolio as of March 31, 2017).

12.3	Economic and Strategic Reasons for the Offer

For a description of the economic and strategic reasons for the Offer, see “4.1 Reasons for the Offer”.

12.4	Irrevocable Undertakings

12.4.1	Irrevocable Undertakings with Shareholders

The Company has entered into agreements with irrevocable undertakings for the acceptance of the Offer for 65,565,156 shares of the Target in total (i.e. approximately 48.92% of the current share capital and voting rights of the Target) with 25 shareholders of the Target.

In these irrevocable undertakings these shareholders have irrevocably undertaken to:

•	accept the Offer for the number of shares of the Target under the respective irrevocable undertaking;

•	neither challenge nor withdraw the acceptance of the Offer;

•	support the Offer in public; and

•

not sell their shares otherwise until the end of the fifth Business Day after the expiration of the Acceptance Period, and in case of an Additional Acceptance Period, after the expiration of such Additional Acceptance Period.

Furthermore, the irrevocable undertakings with seven shareholders in total, which refer to a total of 55,925,769 shares of the Target (i.e. approximately 41.73% of the current share capital and voting rights of the Target), contain an obligation for the respective shareholders not to dispose of the Offer Shares received at completion of the Offer for three months after transfer of the Offer Shares to their respective account (Lock-up).

12.4.2	Irrevocable Undertakings with the Holders of Stock Options

Furthermore, the Company entered into two additional agreements with the members of the Target’s management board comprising the irrevocable undertaking to accept the Offer for 2,775,000 new shares of the Target in total from the exercise of stock options, since these stock options are exercisable within the course of the Offer (see “12.1.4 Stock Options of the Members of the Target’s Management Board”).

In these irrevocable undertakings Mr. Efremidis as holder of stock options giving the right to acquire up to 2,250,000 new shares of the Target in total and Mr. Struckmeyer as holder of stock options giving the right to acquire up to 525,000 new shares of the Target in total have undertaken to:

•	exercise all stock options completely and to carry out any other actions required regarding the exercise of the stock option rights without undue delay;

•	accept the Offer for the up to 2,775,000 shares of the Target in total received after exercise of the stock option rights;

•	not challenge or withdraw the acceptance of the Offer;

•	support the Offer in public; and

•

neither sell their stock option rights nor their shares of the Target received after exercise of such rights otherwise until the end of the fifth Business Day after the expiration of the Acceptance Period, and in case of an Additional Acceptance Period, after the expiration of such Additional Acceptance Period.

The irrevocable undertakings furthermore contain an obligation for Mr. Efremidis and Mr. Struckmeyer not to sell the Offer Shares received at completion of the Offer for one month (regarding the first third of the received Offer Shares), two months (regarding the second third of the received Offer Shares) and three months (regarding the third of the received Offer Shares) after transfer of the Offer Shares to their respective account (Lock-up for stock option shares).

13.    MARKETS AND COMPETITION

13.1	Markets

TLG’s business activities are influenced by numerous demographic, economic and political factors. TLG is most significantly affected by developments in, and related to, the commercial real estate market in Germany, particularly in Berlin, Hesse and eastern Germany (Brandenburg, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia), where the majority of TLG’s portfolio is located. Its portfolio mainly comprises office, retail and hotel properties. Given this focus, TLG is affected, in general, by developments in macro-economic indicators such as population growth, economic growth, employment, purchasing power and the consumer price index. In addition, TLG is affected by trends in micro-economic indicators, such as rent levels and vacancy rates, in the regions and commercial sectors where TLG operates.

13.1.1	General Demographic and Economic Developments

13.1.1.1	Germany

Germany is Europe’s largest economy. With a gross domestic product (“GDP”) per capita of EUR 38,000 in 2016, its productivity clearly exceeded the average in the European Union by 31.0%. Furthermore, Germany’s economy has proven to be relatively resilient throughout the recent financial crisis compared to other major European countries. From 2009 to 2016, German GDP per capita grew by a compounded annual growth rate of 3.14%, compared to 1.55% in France, 4.02% in the United Kingdom, 0.64% for Italy and 2.44% for the European Union overall. Despite this above average growth in the past and already high productivity levels, real GDP in Germany is expected to grow by 1.6% in 2017 and 1.5% in 2018 (Source: Eurostat, GDP; International Monetary Fund).

This strong economic performance corresponds to a low unemployment rate of 4.2% as of April 2017, compared to 4.5% in the United Kingdom, 9.3% in France and 7.8% in the European Union overall (Source: Eurostat, Unemployment Rate).

13.1.1.2	Eastern Germany

While eastern Germany’s (including Berlin) unemployment rate of 7.4% as of May 2017 was still higher than unemployment of 5.4% in western Germany, eastern Germany has seen a faster decrease of unemployment levels. From 2011 to 2016, unemployment in all five eastern German states fell in each state, with the decline ranging from 3.1 to 2.0 percentage points in individual states, compared to a decline of just 1.0 percentage point for the whole of Germany. Also, parts of eastern Germany have already reached or surpassed western German levels, with unemployment in Saxony in May 2017 amounting to 6.6% and in Brandenburg amounting to 6.9%, compared to 7.4% for Germany’s biggest state North Rhine-Westphalia, while Thuringia recorded an even lower unemployment rate of just 5.9% (Source: Federal Unemployment Agency; Statistical Offices of the Federal States, Labor Market).

This decline of unemployment rates corresponds to an overall increase in purchasing power, which has even outpaced western German growth levels.

The following graphic shows the high increase in purchasing power in eastern Germany from 2013 to 2016:

(Source: bulwiengesa)

This improvement of the overall economy has been fueled by a state-of-the-art-infrastructure built since the reunification and the fact that more and more blue chips and strong medium-sized entities have expanded their operations to eastern Germany, attracted by lower wages compared to western Germany and public funding.

One of the challenges eastern Germany faces is a continuous population decline in certain areas. Since the reunification, its overall population has shrunk by 1.8 million inhabitants. However, migration seems to have come to an end now and population figures are stabilizing. In 2012, for the first time in a long time more people moved to the five eastern German states than left. Since then, net outward migration has transformed into net gains, as increasing numbers of people have relocated from western Germany and overseas. From December 31, 2014 to December 31, 2015, the overall population of eastern Germany even increased by 0.7%. The major beneficiaries have been eastern Germany’s biggest cities, Dresden, Leipzig, Jena, Erfurt and Potsdam. In 85% of eastern Germany’s communities, population still declines, though (Source: Berlin Institute for Population and Development; Statistical Offices of the Federal States, Population).

13.1.1.3	Berlin

With approximately 3.5 million inhabitants, Berlin as the capital is the largest city in Germany and is the center of numerous cultural, scientific and political institutions. For several years, Berlin has shown a remarkable population development. Between 2011 and 2015, the city gained as many inhabitants as Hamburg, Cologne, Frankfurt am Main and Düsseldorf combined. From December 31, 2014 to December 31, 2015 alone, Berlin’s population grew by 1.4%, compared to an increase by only 1.2% for the whole of Germany during the same period (Source: RIWIS Report Berlin; Statistical Offices of the Federal States, Population).

Berlin’s economy has shown a very dynamic development over the past few years, but despite catching up, the economic power remains behind when compared to classic economic centers in western Germany. This becomes particularly evident when comparing the above average unemployment rate of 8.9% as of May 2017 with the 5.6% for the whole of Germany. Nevertheless, Berlin constantly gets closer to the German average and the top locations in all areas. In this context, Berlin’s development towards a service metropolis is particularly remarkable. Accounting for approximately 80% of the city’s economic output, the service sector shapes the industry (Source: RIWIS Report Berlin; Federal Unemployment Agency).

13.1.1.4	Hesse

Hesse is one of the most dynamic states in all of Germany. This is evidenced by the low unemployment rate of 4.9% as of May 2017, compared to 5.6% for Germany as a whole. Of all German states, only Baden-Wuerttemberg, Bavaria and the Rhineland-Palatinate showed lower unemployment rates than Hesse for May 2017. Between 2011 and 2016, unemployment fell from 6.6% to 5.9% (Source: Federal Unemployment Agency; Statistical Offices of the Federal States, Labor Market).

The dynamic development of Hesse is also reflected in the above average population increase of 1.4% to 6.18 million from December 31, 2014 to December 31, 2015, compared to an increase of only 1.2% for Germany as a whole during the same period (Source: Statistical Offices of the Federal States, Population).

13.1.2	German Commercial Real Estate Market

German commercial real estate continues to be in very high demand, with investment volumes from May 2016 to April 2017 totaling more than EUR 58 billion, up by approximately 4% compared to the strong figure of the previous twelve months. The accumulated investment volume in the first four months of 2017 amounted to EUR 15.7 billion. With bonds still relatively unprofitable, there remains a strong global demand for real estate, particularly for investors with ongoing distribution obligations (e.g. insurance companies and pension funds). The risk-averse profile of most of these investors dictates that they are focused on mature property markets. Moreover, Germany’s role as a safe haven is being further strengthened by unpredictable developments in other countries. In 2016, Germany, the United States of America and the United Kingdom accounted for almost two thirds of the global transaction volume. The sustained high demand for real estate and the prominent role of Germany result in intensive competition for German property. Purchase opportunities are, in general, expensive, so that pressure on yields remains high. (Source: Savills, Investment Market; Savills, Commercial property market Germany).

13.1.3	Office Real Estate Market

The above-average performance of Germany’s office real estate market continued in 2016. This resulted in the highest office take-up since 2007 (3.46 million sqm), rising rents and diminishing availability of office space. In central locations, in particular, demand is significantly greater than the supply. Consequently, many tenants are shifting to the next best locations or further out into the periphery, causing an increasing supply shortage and rising rents in these submarkets. Demand is not expected to decline for the time being, especially since growth in new-build office space remains below average (Source: Savills, Germany Offices).

13.1.3.1	Berlin

With total office space of approximately 19 million sqm in 2016, Berlin is the largest office real estate market in Germany. In recent years, the market environment has been very dynamic due to high demand for office space, reflected in declining vacancy rates and increasing rents. Office take-up has reached 875,000 sqm during 2016, a 3.2% increase compared to 2015. The vacancy rate for office space fell from 5.0% in 2014 to 3.8% in 2015, and to 3.0% in 2016. As a result of the continuing excess demand, office rents have been constantly increasing in the last years. In 2016 alone, prime office rents increased by 16.7% from EUR 24.0 per sqm to EUR 28.0 per sqm. Net initial yields for central office property were 4.1% in 2015 and 3.3% in 2016. Net initial yields for secondary locations were 6.0% in 2015 and 5.0% in 2016 (Source: RIWIS Report Berlin).

This development is supported by strong fundamentals like increasing employment figures and wages. The steady population influx and the resulting growth in office employment is an important driver. During the last ten years, the number of office employees in Berlin increased by approximately 160,000, i.e., a growth rate of 2.8% per year. Although transaction volumes for commercial real estate declined by 21% when comparing the period from May 2016 to April 2017 with the period from May 2015 to April 2016, they remained at a high level with EUR 5.8 billion. When comparing the first four months of 2017 with the first four months of 2016, transaction volumes even increased by 98% to EUR 1.9 billion (Source: RIWIS Report Berlin; Savills, Investment Market).

13.1.3.2	Frankfurt am Main

The Frankfurt office market is considered a traditional location of the finance and insurance sector and is one of the top seven office markets (Berlin, Düsseldorf, Frankfurt am Main, Hamburg, Cologne, Munich, Stuttgart) in Germany, with total office space of 10.3 million sqm in 2016. The financial sector with its downstream service providers is an important demand driver. In 2016, office take-up amounted to 463,200 sqm. With EUR 35.5 per sqm in 2016, the prime rent is the highest of the entire German real estate market. From the top seven office markets, Frankfurt am Main currently indeed has the highest vacancy rate. However, the vacancy rate has declined during the last years from 18.5% in 2010 to 10.7% in 2016. Net initial yields for central office property were 4.4% in 2015 and 4.1% in 2016. Net initial yields for secondary locations were 6.0% in 2015 and 5.4% in 2016. Transaction volumes for commercial real estate increased to EUR 6.3 billion from April 2016 to May 2017, a year-on-year increase by 31% (Source: RIWIS Report Frankfurt; Savills, Investment Market).

13.1.3.3	Dresden

Dresden is the third largest office market in eastern Germany after Berlin and Leipzig, with total office space of 2.6 million sqm in 2016. Between 2010 and 2016, the office take-up remained stable at a level between 80,000 and 90,000 sqm. As a result of the excess supply created by speculative construction activity in the 1990s, the vacancy rate is still high with 8.4% in 2016, despite having decreased by 2.4 percentage points since 2010. The amount of new-build office space remains low. In central high profile areas, supply becomes increasingly scarce, which led to a slow but steady increase of prime rents from EUR 10.5 per sqm in 2010 to EUR 12.6 per sqm in 2016. Net initial yields for central office property were 5.4% in 2015 and 5.0% in 2016. Net initial yields for secondary locations were 7.6% in 2015 and 7.0% in 2016 (Source: RIWIS Report Dresden).

13.1.3.4	Leipzig

Leipzig is one of the most important office markets in eastern Germany, with total office space of 2.7 million sqm in 2016. The office market in Leipzig has shown a very positive development in recent years. Prime rents have increased from EUR 11.0 per sqm in 2010 to EUR 13.0 per sqm in 2016, while the vacancy rate has dropped from 20.8% in 2010 to 11.4% in 2016. The still high vacancy rate is a consequence of developments of the 1990s, but the steady decrease especially during the last five years shows that the office market is regenerating, driven by the stable and high office take-up of 91,000 sqm on average between 2011 and 2016 and a low amount of new-build office space. Therefore, in central parts of Leipzig demand clearly exceeds supply. Net initial yields for central office property were 5.2% in 2015 and 5.0% in 2016. Net initial yields for secondary locations were 7.4% in 2015 and 7.0% in 2016 (Source: RIWIS Report Leipzig).

13.1.3.5	Rostock

With 1.0 million sqm of total office space in 2016, Rostock is the office center of Mecklenburg-Western Pomerania. After a stronger decrease from 9.7% in 2010 to 8.2% in 2011, the vacancy rate steadily declined to 7.0% in 2016, one of the lowest levels among the largest cities in eastern Germany. Prime rents have slightly increased from EUR 11.0 per sqm in 2010 to EUR 12.0 per sqm in 2016. Net initial yields for central office property were 6.0% both in 2015 and 2016 and net initial yields for secondary locations were 8.6% both in 2015 and 2016. After having increased from 10,000 sqm in 2010 to 19,000 sqm in 2012, office take-up was at 11,000 sqm in 2014 and 2016 (Source: RIWIS Report Rostock).

13.1.4	Food Retail Real Estate Market

In 2016, expenditures for food, drink and tobacco accounted for 13.66% of private consumer spending in Germany’s private households. Such expenditures grew from EUR 179.98 billion in 2005 to EUR 215.19 billion in 2016, an increase of 19.56%. However, the proportion of expenditures for food, drink and tobacco of total consumer spending in private households decreased from 14.30% to the above-mentioned 13.66% in the same period (Source: Federal Statistical Office, National Accounts).

With retail space of 123.7 million sqm in 2015, Germany has the fourth largest per capita space in Europe. The 35.6 million sqm of retail space attributable to the food retail sector account for almost 29% of the total retail space. The food retail sector can be divided into the following types of operations: Self-service warehouses (retail surface of at least 5,000 sqm), supermarkets/hypermarkets (retail surface of between 400 sqm and 5,000 sqm), discounter and other food retailers (primarily stores with less than 400 sqm retail surface and a limited amount of non-food goods). Since 2010, revenues of self-service warehouses have increased by 1.7%, those of discounters by 14.9% and those of supermarkets/hypermarkets by even more than 25%. Revenues of other food retailers on the other hand have decreased by 4.9%. Overall, the food retail sector showed an increase by 16.6% (Source: HDE; bulwiengesa).

With a few exceptions, the trend towards fewer but larger retail spaces continues. In general, the food retail sector has experienced a very dynamic development. While revenues and retail space have increased by 16.6% and 4.1%, respectively, the number of stores decreased by 4.1%. The number of supermarkets/hypermarkets has increased by 9.7%, whereas the number of discounters and self-service warehouses has slightly decreased since 2018 (by 1.2% and 4.4%, respectively). During the same period, the number of other food retailers has significantly decreased by 21.8%. Food retail proves to be relatively resilient to online retailing. While online sales accounted for around 10.9% of the entire retail revenues in Germany in 2016, they only accounted for 1.5% in the food retail sector (including drugstore items) (Source: HDE; bulwiengesa).

The following graphic shows the amount of retail space for the different types of retailers in Germany (2016):

(Source: bulwiengesa)

As far as eastern Germany (including Berlin) is concerned, discounters make up the largest share of the retail space with 45.2%, followed by supermarkets/hypermarkets with 40.1% (Source: bulwiengesa).

Since the early 2000s, rents in eastern Germany’s (including Berlin) food retail sector show a positive development, although rent increases in western Germany were constantly stronger during the same periods. In western Germany, rents in the food retail sector have been stable lately, while in eastern Germany (including Berlin) monthly rents increased by 10.8% between 2015 and 2017, from EUR 10.60 per sqm to EUR 11.70 per sqm. At EUR 12.80 per sqm, rent levels in western Germany are, despite the decreasing gap, still 9.4% higher than in eastern Germany (including Berlin). From 2009 to 2014, monthly rents in eastern Germany (including Germany) increased by 8.2% from EUR 9.80 per sqm to EUR 10.60 per sqm. In western Germany the increase was 13.2% during the same time, from EUR 11.40 per sqm to EUR 12.90 per sqm (Source: bulwiengesa).

The following chart provides an overview of rent developments for food retail properties in eastern Germany (including Berlin) during the aforementioned periods:

(Source: bulwiengesa)

The stable development of the food retail industry has made food retail properties an attractive investment in demand. Due to the high demand, yields have continued to decline in recent years and have meanwhile arrived at around 5% in top locations. Yields for food retail properties in eastern Germany (including Berlin) are on a higher level than in western Germany. In particular, eastern Germany’s C and D cities (medium-sized/small cities) reach the highest level for food retail properties throughout Germany (Source: bulwiengesa).

The following table provides an overview for the yield development for food retail properties in Berlin as well as eastern Germany (including Berlin) and western Germany:

(Source: bulwiengesa)

13.1.5	Hotel Real Estate Market

Following negative developments in the wake of the financial crisis in 2009, the number of overnight stays in Germany increased during 2015 for the sixth year in a row to 436 million, up by 2.9% compared to 2014. During the same time span, the number of beds grew by 3.7% to approximately 3.6 million. Also for the first half of 2016, occupancy rates for hotel rooms increased slightly to 70.7%, compared to 69.3% for the first half of 2015. Occupancy rates for hotel beds increased to 45.0% in 2015, marking a more than twenty-year high in the German hotel market. This also had a positive impact on revenue per available room (“RevPAR”), which increased to EUR 72.8 for the first half of 2016, an increase by 6.3% compared to the first half of 2015. During the same time span, the average rate per room (“ARR”) increased by 4.3% to EUR 102.9. As a result of the overall positive development of the hotel industry, transaction volumes on the German hotel real estate market have reached approximately EUR 2 billion in the first half of 2016, corresponding to a year-on-year-increase of about 40% (Source: Federal Statistical Office, Tourism; PKF hotelexperts).

13.1.5.1	Berlin

Overnight stays in Berlin reached an all-time high of 30.3 million in 2015 (an increase of 5.4% compared to 2014), making Berlin the number one destination in all of Germany and placing the city in competition with other tourism magnets, such as London and Paris. Strong demand has also led to an increase in the overall number of hotel beds from 114,100 in 2010 to 140,000 in 2015. Nevertheless, during the same period the occupancy rate for hotel rooms has improved continuously from 68.6% to 76.5%. RevPAR increased by 3.1% from EUR 71.2 for the first half of 2015 to EUR 73.4 for the first half of 2016 and ARR increased by 3.1% to EUR 97.3 during the same time span (Source: Property Market in Berlin and eastern Germany 2016; PKF hotelexperts).

13.1.5.2	Dresden

Dresden recorded 4.3 million overnight stays in 2015, a decrease of 3.0% compared to 2014. The occupancy rate for hotel rooms in Dresden reached 65.4% for the first half of 2016 (2.6 percentage points less than for the first half of 2015), with RevPAR and ARR reaching EUR 46.0 and EUR 70.4, respectively, corresponding to a decrease by 4.3% and 3.8% compared to the first half of 2015 (Source: Property Market in Berlin and eastern Germany 2016; PKF hotelexperts).

13.1.5.3	Leipzig

Hotel overnight stays in Leipzig increased by 2.3% to 2.8 million in 2015. The occupancy rate for hotel rooms increased by 6.8 percentage points to 73.9% from the first half of 2015 to the first half of 2016, with RevPAR and ARR increasing by 18.3% to EUR 67.9 and by 7.4% to EUR 91.9, respectively, during the same time (Source: Property Market in Berlin and eastern Germany 2016; PKF hotelexperts).

13.1.5.4	Rostock

In 2015, the number of hotel overnight stays in Rostock reached 1.9 million, an increase of 1.7% compared to 2014. During the same year, the occupancy rate for hotel rooms reached 71.0% (1.8 percentage points more than in 2014). Rostock’s hotel market has seen a 27.7% increase of overnight stays between 2011 and 2015. RevPAR increased by 7.9% to EUR 66.97 in 2015. During the same year, the ARR increased by 5.0% to EUR 94.26 (Source: Property Market in Berlin and eastern Germany 2016).

13.2	Competition

TLG faces competition for tenants when letting its existing portfolio, for attractive properties when trying to acquire new properties matching TLG’s target criteria and, to the extent TLG also operates as a seller of properties, for buyers when disposing of properties.

13.2.1	Acquisition Activities

TLG regularly competes with other local and international investors to acquire portfolios and properties. The competitive situation frequently depends on the investment volume and the characteristics of the relevant property or portfolio. As a general rule, there are no significant barriers to entry to invest in real estate other than the availability of capital, real estate expertise and access to acquisition offers.

In particular, national and international, open-end and close-end investment funds with different investment strategies and risk profiles as well as private equity firms, insurance companies, developers, banks, foreign and domestic publicly listed property companies, including REITS, and to a certain extent family offices compete for properties and portfolios. However, TLG believes that due to its long-standing expertise, close local relationships and clear focus on specific segments of the commercial real estate market, TLG has obtained an excellent position allowing it to effectively compete against even sophisticated competitors.

13.2.2	Letting Activities

TLG regularly competes for solvent tenants willing to pay what TLG considers to be attractive rent levels. Given that the majority of TLG’s retail properties are situated in attractive micro locations where prospective tenants will find little or no comparable retail space available in the respective catchment area, TLG faces the fiercest competition when letting its office and hotel properties. Here, TLG’s competition is even more fragmented than competition for the acquisition of properties, although TLG generally faces the same competitors (i.e., national and international investment funds with different investment strategies and risk profiles, private equity firms as well as foreign and domestic publicly listed property companies and to a certain extent family offices).

13.2.3	Publicly Listed Competitors

As described above, a precise statement regarding the competitive position of TLG as compared to its competitors cannot be made due to the heterogeneous competitive environment in the commercial real estate market in Germany. Only about 1.5% of the total commercial real estate is held by publicly listed companies (Source: EPRA, Press Release).

However, such publicly listed companies include the following main competitors of TLG, which are also active in the German commercial real estate market:

Company	Main focus	Number of properties(1)		Rental space(1)	Portfolio value(1)		FFO(2)
				(in million sqm)	(in EUR billion)		(in EUR million)
alstria office REIT AG	office	108	(3)	1.5	3.0	(4)	121.6
DIC ASSET AG	office, retail	200		1.7	2.1		47.0
HAMBORNER REIT AG	retail, high-street, office	69		–	1.1		36.1

(Source: alstria office REIT AG; DIC ASSET AG; HAMBORNER REIT AG)

(1)	As of December 31, 2016.

(2)	For the year ended December 31, 2016.

(3)	Excluding joint venture properties.

(4)	Including fair value of owner-occupied properties.

14.    BUSINESS

14.1	Overview

TLG considers itself a leading German commercial real estate company and an active portfolio manager, managing office and retail properties as well as seven hotels. As of March 31, 2017, TLG’s portfolio included a total of 390 properties with an aggregate portfolio value (sum of the carrying amounts of investment properties, owner-occupied properties, non-current assets classified as held for sale and inventories) of EUR 2,235.2 million. With a WALT of 6.1 years and an EPRA Vacancy Rate of just 3.3% (both as of March 31, 2017), the Company believes that its portfolio is well positioned to generate stable cash flows for the foreseeable future. TLG is headquartered in Berlin and operates five additional offices in Dresden, Erfurt, Frankfurt am Main, Leipzig and Rostock.

TLG’s portfolio is focused on the asset classes office, retail and hotel. Based on portfolio value as of March 31, 2017, TLG’s office asset class, of which most properties are situated in good or very good locations in the city centers of Berlin, Dresden, Leipzig and Rostock as well as attractive micro-locations in Frankfurt am Main, accounted for approximately 45% of TLG’s overall portfolio. Tenants include “blue chip” companies and their subsidiaries such as Daimler Real Estate GmbH and AIR Liquide Global E&C Solutions Germany GmbH, government related entities and agencies such as OstseeSparkasse Rostock and the Federal Agency for Real Estate (Bundesanstalt für Immobilienaufgaben) as well as medium-sized enterprises. TLG plans to grow its office portfolio through additional acquisitions in line with TLG’s investment criteria. The Company believes that this will further improve its market position in what it considers to be a very dynamic German office market.

Based on portfolio value as of March 31, 2017, TLG’s retail asset class, of which the majority of properties are located in attractive micro-locations in Berlin and eastern German growth regions, accounted for approximately 40% of TLG’s overall portfolio. TLG’s retail properties are situated in micro-locations that are particularly attractive to food retailers and other sellers of essential consumer goods given that the tenant is a significant, and in some cases the sole, retailer of the relevant consumer goods in the catchment area. As of March 31, 2017, approximately 52% of the annualized in-place rent from TLG’s retail asset class related to lease agreements with major supermarket and discounter chains, including large supermarket chains “EDEKA” and “REWE” as well as discounters “Aldi”, “Lidl”, “Netto” and “Penny”, with which TLG maintains longstanding and close business relationships. With a WALT of 5.5 years and an EPRA Vacancy Rate of 2.6% (both as of March 31, 2017), TLG’s retail asset class was virtually fully-let and offers stable and secure rental income. TLG also intends to grow its retail portfolio through selected accretive acquisitions.

TLG’s hotel asset class comprises seven hotel properties located in the city centers of Berlin, Dresden, Leipzig and Rostock and accounted for 12% of TLG’s overall portfolio (based on portfolio value as of March 31, 2017). The tenant base for these properties includes well-known hotel chains “Steigenberger”, “Marriott”, “InterCityHotel”, “Motel One” and “H4/H2”. TLG’s hotel asset class had an EPRA Vacancy Rate of 1.8% and a WALT of 12.8 years (both as of March 31, 2017). Lease agreements for TLG’s hotel properties generally provide for fixed lease payments, limiting TLG’s dependence on the performance of hotel operators. Stable cash flows and a focus on dynamic markets make TLG’s hotel asset class a fitting complement for its office and retail asset class.

TLG has classified 56 properties with an aggregate property value of EUR 68.8 million as of March 31, 2017 as its “Other” asset class. As of the same date, the WALT for TLG’s “Other” asset class was 7.8 years and the EPRA Vacancy Rate amounted to 8.7%.

In the three months ended March 31, 2017, TLG generated rental income of EUR 39.2 million and net operating income from letting activities of EUR 34.4 million. In the fiscal year ended December 31, 2016, TLG generated rental income of EUR 140.5 million and EBITDA of EUR 114.4 million. With a Net LTV of 37.5% (as of March 31, 2017), TLG considers its financing structure to be particularly sound and targets a maximum long-term Net LTV of 45%.

14.2	TLG’s Strengths

The Company believes that the following competitive strengths have been the primary drivers of TLG’s success in the past and will continue to set it apart from its competitors in the future:

14.2.1	Market Leading Integrated Management Platform with a Focus on Attractive Growth Markets

TLG possesses a strong local network throughout Berlin and eastern Germany with more than 25 years of regional focus and experience. The Company believes that its tenants particularly value TLG’s deep understanding of commercial real estate markets in Berlin and eastern Germany and its approachability and high responsiveness to their needs, making TLG a trusted and reliable partner for its key tenants. In the context of expanding its successful business model into western Germany, TLG recently opened an office in Frankfurt am Main, thereby ensuring local presence as part of this expansion. Strong local connectivity and presence through its six offices provides TLG with excellent access to information on potential acquisitions complementing its existing portfolio and the ability to properly value such acquisition targets as well as the respective local market dynamics and letting market, which allows TLG to manage its portfolio effectively and to identify market opportunities early on.

TLG’s management, led by board members Niclas Karoff and Peter Finkbeiner, has a broad transaction and integration track record. TLG’s internal structures cover major parts of the real estate value chain, focusing on those aspects that the Company considers particularly value-enhancing, in particular acquisitions and disposals as well as tenant management. The Company believes that its current platform also bears the capacity to manage further acquisitions at low incremental overhead costs.

14.2.2	Strong Position in Berlin and Growth Regions in Eastern Germany

The German economy has shown consistently strong performance, with GDP growth from 2009 to 2016 exceeding the average in the European Union (Source: Eurostat, GDP). The fundamental health of the German economy has positively affected demand for commercial real estate in the country as a whole, with the accumulated investment volume in the first four months of 2017 amounting to EUR 15.7 billion (Source: Savills, Investment Market).

The Company believes that its portfolio covers particularly attractive segments in these commercial real estate markets. TLG considers itself a long-time market leader for office properties in excellent locations in Berlin and economically strong eastern German cities such as Dresden, Leipzig and Rostock. Particularly in Berlin, locations of such quality are very rare, which limits the potential for construction of competing office and hotel properties. The Company believes that these dynamic developments of the commercial real estate market will help to further increase the demand for TLG’s office and hotel properties.

In western Germany, rents in the food retail sector have been stable lately, while in eastern Germany (including Berlin) monthly rents increased by 10.8% between 2015 and 2017, from EUR 10.60 per sqm to EUR 11.70 per sqm. Yields for food retail properties in eastern Germany (including Berlin) are on a higher level than in western Germany. In particular, eastern Germany’s C and D cities (medium-sized/small cities) reach the highest level for food retail properties throughout Germany (Source: bulwiengesa).

TLG’s regionally diversified retail portfolio generally profits from excellent micro-locations, which offer competitive advantages for many of its tenants and stable rental income for TLG. The Company believes that the positioning of its retail properties in Berlin and eastern Germany combined with the attractive micro-locations of these properties allows TLG to capitalize on such favorable developments.

TLG’s focus on clearly defined segments of the commercial real estate market ensures optimal use of its long-term local expertise as well as risk diversification through a combination of growth potential from TLG’s office asset class, stable rental income from its retail asset class, and a combination of both from the hotel asset class. Furthermore, the Company believes that a diversified property structure, tenant base and regional spread, combined with a high WALT for TLG’s overall portfolio of 6.1 years and a low EPRA Vacancy Rate of 3.3% (both as of March 31, 2017), will provide for particular resilience to negative economic developments.

14.2.3	High-Quality Portfolio with Significant Share of Modern and Well-Maintained Properties

TLG’s portfolio had a portfolio value of EUR 2,235.2 million as of March 31, 2017. As of the same date, approximately 83% of the properties in TLG’s office, retail and hotel asset classes had been newly built or fully-refurbished since 1996, approximately 63% since 2000. The Company believes that there are currently no material maintenance backlogs regarding its portfolio. This makes properties in TLG’s portfolio particularly attractive to long-term oriented tenants, resulting in an EPRA Vacancy Rate of just 3.3% and a WALT of 6.1 years for TLG’s overall portfolio (both as of March 31, 2017).

14.2.4	Strong Tenant Base with Long-Term Leases Ensuring Stability and Above-average Returns

TLG maintains close relationships with its tenants, which is reflected, inter alia, in long-term rental agreements. In its core markets, TLG is a significant landlord for leading food retail tenants. Therefore, the retail asset class, which accounts for approximately 40% of TLG’s overall portfolio, with a WALT of 5.5 years and 43% of lease agreements expiring after 2022 (all as of March 31, 2017), has historically made steady rental income contributions to TLG. Furthermore, as of March 31, 2017, 20% of the annualized in-place rent for TLG’s office asset class was attributable to government related tenants. The Company believes that default risks associated with those tenants are particularly low. With a WALT of 12.8 years (as of March 31, 2017), TLG’s hotel asset class allows for particular long-term stability and additional cash flow visibility. The Company expects that the aforementioned factors will lead to strong operating cash flows from TLG’s portfolio and allow it to pay dividends in the amount of at least 70% of TLG’s annual FFO after taxes.

14.2.5	Solid Financing Structure with Multiple Sources of Funding

The Company believes that TLG’s financing structure is relatively conservative. Its Net LTV of 37.5% as of March 31, 2017, leaves headroom to fund additional growth and makes TLG less dependent on changes in the availability or terms of debt financing. TLG’s conservative capital structure is evidenced by weighted average debt maturities of 5.8 years and low average cash interest rates of 2.38% (all as of March 31, 2017). Approximately 99.7% of TLG’s interest rates (based on the value-weighted interest rates on the liabilities due to financial institutions in an amount of EUR 1,022.4 million as of March 31, 2017) are either fixed or hedged, limiting TLG’s risk from increasing interest reference rates in the future. Furthermore, through its IPO in 2014, the Company has successfully gained access to the capital markets and repeatedly shown that it can quickly draw on these capital markets. Subject to future market conditions, TLG may also decide to take further measures to optimize its financing structure, including by drawing on the debt capital markets through the issuance of bonds.

14.3	TLG’s Strategy

14.3.1	Profitable Growth and Preservation of High Portfolio Quality

TLG constantly screens the market for assets and selective acquisition opportunities that best fit its geographic and property type focus and which it expects to provide particularly attractive long-term returns. TLG’s acquisitions mainly focus on office properties in the city centers of Berlin and other major German cities with favorable economic characteristics. In addition, TLG also targets food retail properties in particularly attractive micro-locations throughout Germany.

TLG intends to use its extensive local network and close business relationships with existing tenants to identify promising acquisition targets with an attractive yield, promoting stable cash flows and growth while maintaining a balanced risk profile across its entire portfolio. TLG applies a rigid selection process that includes multiple stages in order to identify the most attractive properties among the numerous proposals it receives during the course of any given year. Among other factors, TLG looks in particular for FFO accretive acquisitions (including benefits from asset management).

TLG plans to continue to grow in line with its strategic positioning and particularly aims to acquire multi-use office properties, preferably with a fair value exceeding EUR 15 million. TLG particularly targets office properties with a vacancy rate of up to 30% in order to unlock value through active management of such properties. Also, TLG seeks to acquire retail properties and portfolios in attractive micro-locations, where at least the anchor tenant is active in the food retail industry, preferably with a minimum transaction value of EUR 10 million. The Company believes that, especially with respect to office properties, managing a smaller number of larger properties requires fewer asset and property management resources. TLG’s long-term plan is to further reduce the number of properties while at the same time increasing the overall portfolio value and hence the average size of the properties included in its portfolio.

14.3.2	Roll-out Successful Business Model to Western Germany

For some time now, TLG has evaluated different options to roll out its business model to western Germany in order to complement and further diversify its existing portfolio. TLG plans to use the experience it has gained in eastern Germany and its existing network to expand its disciplined growth strategy of accretive acquisitions with a focus on larger properties and its portfolio management approach to attractive markets in western Germany. Primary acquisition targets will be office and retail properties, in particular those situated in or around growth areas such as the Rhine-Main area as well as promising A and B cities. In 2016, TLG already acquired an office portfolio in Frankfurt am Main, consisting of two properties with a total lettable area of approximately 58,200 sqm for an aggregate investment volume of approximately EUR 169.0 million. Furthermore, TLG is constantly in the process of evaluating further opportunities across Germany. At the same time, in order to maintain its concepts of strong tenant relationships and proximity to its major properties as well as to prepare for any further opportunistic acquisitions, TLG opened an additional office in Frankfurt am Main with a limited number of new employees who will provide local support for TLG’s western German activities.

14.3.3	Create Additional Value by investing in Existing Properties

TLG constantly aims to identify properties that can be upgraded through value-enhancing modernizations and/or expansions. TLG maintains close contacts with its tenants to ensure that it can meet their expectations and desires for additional space requirements. With its retail portfolio, TLG has followed and assisted the expansions of some of its major tenants in Berlin and eastern Germany over the last two decades and plans to continue to maintain such close links by being a reliable partner. This allows TLG in various cases to extend existing lease agreements significantly ahead of the scheduled expiry dates. TLG plans to further upgrade its portfolio through value-enhancing modernizations and/or expansions.

14.3.4	Safeguard and further optimize Portfolio Quality through Active Portfolio Management

As an active portfolio manager, TLG aims to safeguard and further optimize the high overall quality and profitability of its portfolio. Between December 31, 2014 and March 31, 2017, TLG disposed of 120 properties, thereby reducing the overall number of properties in its portfolio from 460 to 390 while, in the same period, increasing the portfolio value from EUR 1,526.0 million to EUR 2,235.2 million. While in the long term the disposal of non-core properties (in the asset class “Other”) is of decreasing importance, given that these properties represent just 3.1% of TLG’s entire portfolio (based on property value as of March 31, 2017), TLG will continue its previously successful approach to active portfolio management. Going forward, it will focus more on the disposal of office and retail properties that no longer fit TLG’s overall portfolio in order to use the resulting funds in the context of its growth strategy.

14.4	TLG’s Portfolio

TLG’s portfolio comprises the office, retail, hotel and “Other” asset classes. Over the course of the last several years, TLG has been able to significantly increase the portfolio value of its overall portfolio (sum of the carrying amounts of investment property, owner-occupied property, non-current assets classified as held for sale and inventories) through successful strategic acquisitions and improvements in the value of existing properties from EUR 1,526.0 million as of December 31, 2014, to EUR 1,765.8 million as of December 31, 2015, EUR 2,241.6 million as of December 31, 2016 and to EUR 2,235.2 million as of March 31, 2017. Individual properties are allocated to the office, retail or hotel asset classes depending on the respective share of annualized in-place rent.

As of March 31, 2017, TLG’s portfolio was split between the different asset classes as follows:

	Total		Office	Retail	Hotel	Other
	(unaudited)
Portfolio value (in EUR million)	2,235.2	(1)	1,005.6	888.5	272.4	68.8
Annualized in-place rent (in EUR million)(2)	156.5		66.8	68.5	16.3	4.8
In-place rent yield (in %)	7.0		6.7	7.7	5.9	6.8
EPRA Vacancy Rate (in %)(3)	3.3		4.0	2.6	1.8	8.7
WALT (in years)(4)	6.1		5.0	5.5	12.8	7.8
Number of properties	390		60	267	7	56
Total lettable area (in thousand sqm)(5)	1,400		603	584	109	103

(1)

Savills has prepared a condensed valuation report for 392 properties in TLG’s portfolio and has assessed the aggregate fair value of these properties with EUR 2,236.5 million as of December 31, 2016. The difference between the number of properties and the fair value of these properties appraised by Savills in the Valuation Report to TLG’s total portfolio of 390 properties with a portfolio value (sum of the carrying amounts of investment property, owner-occupied property, non-current assets classified as held for sale and inventories) of EUR 2,235.2 million as of March 31, 2017, amounts to netted approximately EUR 1.3 million:

The following circumstances result in a higher valuation by Savills by a total of approximately EUR 26.1 million in comparison to TLG’s valuation:

(a)

Savills attributes an additional value of approximately EUR 10.5 million to the 392 investment properties held be TLG as of December 31, 2016, since TLG accounts for rent free periods and similar incentives, as well as initial equipment for hotels under different line items, therefore deducting them.

(b)	TLG accounts for owner occupied properties at cost, while Savills values these properties with their market value and thus for an additional value of approximately EUR 5.2 million.

(c)

Due to effects in connection with disposals, which occurred between December 31, 2016 and March 31, 2017, the portfolio value assessed by TLG is approximately EUR 10.4 million lower than the value assessed by Savills.

In contrast, the following circumstances result in a higher valuation by TLG by a total of approximately EUR 24.5 million compared to the valuation of Savills:

(a)

Maintenance and development payments as well as tenant improvements (approximately EUR 1.0 million as of December 31, 2016 and approximately EUR 3.2 million as of March 31, 2017) were deducted by Savills and, accordingly, increase TLG’s valuation.

(b)	Properties which TLG accounts for as non-current assets held for sale and inventories with an aggregate value of approximately EUR 20.3 million were not appraised by Savills.

Disposal related departures as well as properties not appraised by Savills (non-current assets held for sale and inventories) account for the difference in the portfolio of two properties.

(2)

Annualized in-place rent is calculated based on contracted monthly rents as of March 31, 2017, without deduction for any applicable rent free periods, multiplied by twelve. In-place rent is not an IFRS measure. Since March 31, 2017, TLG’s contracted rents have been decreased by terminations and expirations of lease agreements as well as disposals and increased by new lease agreements and acquisitions. Adjusting for the net effect of these changes, TLG’s annualized in-place rent as of June 25, 2017 amounted to EUR 157.2 million.

(3)	The EPRA vacancy rate is the market rental value of vacant space divided by the market rental value of the whole portfolio.

(4)	WALT refers to the weighted average lease term (i.e., the remaining average contractual lease term for unexpired leases with a contractually fixed maturity).

(5)	Excluding parking space.

TLG’s portfolio is currently focused on its core markets in Berlin and eastern Germany with 40% of its properties being located in Berlin, 6% in the greater Berlin area, 15% in Dresden, 8% in Leipzig/Halle, 8% in Rostock, 7% in Frankfurt am Main and 16% in other areas.

14.4.1	Office Asset Class

TLG’s office asset class comprised 60 properties as of March 31, 2017. Based on its portfolio value of EUR 1,005.6 million as of March 31, 2017, the office asset class represented the largest portion of TLG’s real estate holdings (approximately 45% of TLG’s overall portfolio).

The following table provides an overview of office properties in TLG’s portfolio as of March 31, 2017:

	Berlin	Frankfurt am Main	Leipzig/ Halle	Rostock	Dresden	Other
	(unaudited)
Portfolio value (in EUR million)	457.7	161.1	121.4	100.9	84.3	80.2
Annualized in-place rent (in EUR million)(1)	28.2	9.9	7.6	7.5	5.5	8.1
In-place rent yield (in %)	6.2	6.2	6.3	7.4	6.6	10.1
EPRA Vacancy Rate (in %)(2)	6.2	1.2	1.1	2.1	1.8	4.3
WALT (in years)(3)	3.6	6.9	5.5	9.6	4.2	4.0.
Number of properties	15	2	4	11	7	21
Total lettable area (in thousand sqm)(4)	219.5	58.0	80.6	61.8	67.0	116.4

(1)

Annualized in-place rent is calculated based on contracted monthly rents as of March 31, 2017, without deduction for any applicable rent free periods, multiplied by twelve. In-place rent is not an IFRS measure.

(2)	The EPRA Vacancy Rate is the market rental value of vacant space divided by the market rental value of the whole portfolio.

(3)	WALT refers to the weighted average lease term (i.e., the remaining average contractual lease term for unexpired leases with a contractually fixed maturity).

(4)	Excluding parking space.

For its office asset class, TLG focuses on properties located in the city centers of Berlin, Frankfurt am Main and economically strong eastern German cities such as Dresden, Leipzig/Halle and Rostock. 46% of TLG’s office asset class is located in Berlin, while the remainder is located in Frankfurt am Main (16%), Leipzig/Halle (12%), Rostock (10%), Dresden (8%) and other large eastern German cities with favorable economic developments (based on portfolio value as of March 31, 2017).

TLG’s office properties are generally of a high quality. Based on the property value of these properties as of March 31, 2017, 72% had been newly built or fully refurbished since 1996, 44% since 2000. Dynamic developments in the cities where TLG’s office properties are located, TLG’s active portfolio management approach and acquisitions have led to an increase of the fair value per sqm for TLG’s office asset class from EUR 1,466 as of December 31, 2014 to EUR 1,667 as of March 31, 2017 (up by 13.7%).

Through a mix of disposals, modernizations and refurbishments as well as intensified letting efforts, TLG has been able to consistently reduce the EPRA Vacancy Rate for its office asset class. Starting at 6.7% (as of December 31, 2014), the EPRA Vacancy Rate has continuously declined over the course of the last years to

5.6% in 2015, 5.2% in 2016 and stood at 4.0% as of March 31, 2017. A major share of the improvements is attributable to a significant decrease of the EPRA Vacancy Rate for the property located Alexanderstraße 1, 3, 5 in Berlin which decreased from 25.7% as of December 31, 2014 to 1.7% as of March 31, 2017.

In the process of setting-up its office asset class, TLG has also been able to create a high quality tenant structure, including “blue chip” companies and their subsidiaries such as Daimler Real Estate GmbH and AIR Liquide Global E&C Solutions Germany GmbH, government-related entities and agencies such as OstseeSparkasse Rostock and the Federal Agency for Real Estate (Bundesanstalt für Immobilienaufgaben) and medium-sized enterprises.

The following table shows TLG’s top ten tenants in terms of annualized in-place rent for office properties as of March 31, 2017:

	Annualized in-place rent(1)	Share of annualized in-place rent(2)	WALT(3)
	(unaudited)
Daimler Real Estate GmbH	4.5	6.7	2.5
AIR Liquide Global E&C Solutions Germany GmbH	4.3	6.4	8.8
OstseeSparkasse Rostock	3.9	5.9	13.8
Bundesanstalt für Immobilienaufgaben	3.3	4.9	3.2
Stadt Leipzig	3.3	4.9	8.3
Hochtief Solutions AG	2.2	3.3	6.8
SAP Deutschland AG & Co. KG	1.5	2.2	2.8
Freistaat Thüringen	1.4	2.1	5.2
Visual Meta GmbH	1.4	2.1	2.7
Techniker Krankenkasse	1.3	2.0	5.2

Total	22.1	40.5	6.6

(1)

In EUR million. Annualized in-place rent is calculated based on contracted monthly rents as of March 31, 2017, without deduction for any applicable rent-free periods, multiplied by twelve. In-place rent is not an IFRS measure.

(2)	In %. The calculation of the share of annualized in-place rent only takes into account in-place rent for TLG’s office asset class and excludes in-place rent of office space used by TLG.

(3)	In years. WALT refers to the weighted average lease term (i.e., the remaining average contractual lease term for unexpired leases with a contractually fixed maturity).

TLG’s fifteen most valuable office properties represent 76% of TLG’s office asset class, with the top five representing 37% (based on portfolio value as of March 31, 2017).

The following table provides additional information on TLG’s top fifteen most valuable office properties as of March 31, 2017:

	Location	Property value(1)	Annualized in-place rent(2)	WALT (3)	Total lettable area(4)	Anchor tenant(s)
	(unaudited)
Lyoner Straße 25, Herriotstraße 6, 8, 10, Rhonestraße 7	Frankfurt am Main	85.9	5.6	5.4	31,590	Hochtief Solutions AG

Alexanderstraße 1, 3, 5	Berlin	77.5	6.6	3.6	42,476	Visual Meta GmbH

Olof-Palme-Straße 35	Frankfurt am Main	75.2	4.4	8.8	26,393	AIR Liquide Global E&C Solutions Germany GmbH

Schönhauser Allee 36/Ecke Sredzki- und Knaackstr. 97	Berlin	70.7	3.9	3.9	30,577	Greater Union Filmpalast GmbH
Prager Straße 118,120,122,126,128,130,132,134,136	Leipzig	58.3	3.4	8.2	45,016	Stadt Leipzig Amt für Gebäudemanagement Abt. kaufm. GM / SG

Richard-Wagner-Straße 1, 2-3 / Brühl 65, 67	Leipzig	53.2	3.3	3.4	26,374	Deutsche Bahn AG c/o DB Services Immobilien GmbH Niederlassung Leipzig

Karl-Liebknecht-Straße 31, 33/Kleine Alexanderstr	Berlin	52.2	3.3	3.1	24,449	Bundesanstalt für Immobilienaufgaben

	Location	Property value(1)	Annualized in-place rent(2)	WALT(3)	Total lettable area(4)	Anchor tenant(s)
Aroser Allee 60, 64, 66, 68, 70, 72, 72a, 74, 76, 78	Berlin	51.9	3.1	4.3	36,717	Vivantes Netzwerk für Gesundheit GmbH

Englische Straße 27, 28, 30	Berlin	50.6	4.5	2.5	17,815	Daimler Real Estate GmbH

Am Vögenteich 23	Rostock	47.7	3.1	15.7	19,470	OstseeSparkasse Rostock
Kapweg 3, 4, 5	Berlin	30.8	0.8	5.8	17,989	ALPHA COM Deutschland GmbH

Postplatz 1 / Wilsdruffer Str. 24	Dresden	30.7	2.0	2.6	10,537	SAP Deutschland SE & Co. KG Global Facility Management

Köpenicker Straße 30-31 /Bona-Peiser-Weg 2	Berlin	28.2	1.5	4.2	12,156	Vereinte Dienstleistungsgewerkschaft Landesbezirk Berlin-Brandenburg

Hausvogteiplatz 12	Berlin	26.1	1.0	4.3	7,897	unitB technology GmbH

Kaiserin-Augusta-Allee 104-106	Berlin	22.7	1.6	3.6	14,727	VHV Allgemeine Versicherung AG

Total		761.6	48.0	5.3	364,185

(1)	In EUR million.

(2)

In EUR million. Annualized in-place rent is calculated based on contracted monthly rents as of March 31, 2017, without deduction for any applicable rent-free periods, multiplied by twelve. In-place rent is not an IFRS measure.

(3)	In years. WALT refers to the weighted average lease term (i.e., the remaining average contractual lease term for unexpired leases with a contractually fixed maturity).

(4)	In sqm and excluding parking space.

As of March 31, 2017, the WALT for TLG’s office asset class amounted to 5.0 years.

The following table shows the annualized in-place rent attributable to lease agreements for TLG’s office properties expiring during certain future periods as of March 31, 2017:

(1)

Annualized in-place rent is calculated based on contracted monthly rents as of March 31, 2017, without deduction for any applicable rent-free periods, multiplied by twelve. In-place rent is not an IFRS measure.

14.4.2	Retail Asset Class

TLG’s retail asset class comprised 267 properties as of March 31, 2017. Based on its portfolio value of EUR 888.5 million as of that same date, the retail asset class made up the second largest portion of TLG’s real estate holdings (approximately 40% of TLG’s overall portfolio).

The following table provides an overview of TLG’s retail asset class as of March 31, 2017:

	Berlin	Branden- burg	Mecklenburg -Western Pomerania	Saxony	Saxony- Anhalt	Thuringia
	(unaudited)
Portfolio value (in EUR million)	302.3	129.4	149.1	220.3	52.8	34.6
Annualized in-place rent (in EUR million)(1)	19.3	10.4	11.5	18.8	5.5	3.1
In-place rent yield (in %)	6.4	8.0	7.7	8.4	10.5	8.9
EPRA Vacancy Rate (in %)(2)	1.4	0.7	5.8	3.5	1.4	0.9
WALT (in years)(3)	6.2	4.5	5.6	5.2	5.1	6.5
Number of properties	36	16	38	116	39	22
Total lettable area (in thousand sqm)(4)	174.4	75.0	90.2	164.5	52.6	27.8

(1)

Annualized in-place rent is calculated based on contracted monthly rents as of March 31, 2017, without deduction for any applicable rent-free periods, multiplied by twelve. In-place rent is not an IFRS measure.

(2)	The EPRA Vacancy Rate is the market rental value of vacant space divided by the market rental value of the whole portfolio.

(3)	WALT refers to the weighted average lease term (i.e., the remaining average contractual lease term for unexpired leases with a contractually fixed maturity).

(4)	Excluding parking space.

Based on the portfolio value as of March 31, 2017, 55% of TLG’s retail asset class is located in Berlin, Dresden, Leipzig/Halle and Rostock, ensuring that TLG is not overly dependent on developments in any one state, region or city while at the same time allowing TLG to benefit from positive macro-economic developments in these growth areas. The micro-locations in which TLG’s retail properties are located are particularly attractive for food retailers and other sellers of essential consumer goods because they enable the tenant to be a significant, in many cases even the dominant, retailer of the relevant consumer goods in the relevant catchment area.

For retail properties, TLG focuses on market-leading food retailers as tenants such as supermarket chains operating under the “EDEKA” and “REWE” brands as well as discounter chains operating under the “Aldi”, “Lidl”, “Netto” and “Penny” brands. Furthermore, the “Hellweg” and “OBI” do-it-yourself chains are significant tenants of TLG’s retail properties. TLG considers itself one of the most important regional landlords for some retail tenants, particularly in Berlin and eastern Germany. The Company believes that this offers certain negotiation power when dealing with such tenants.

The following chart illustrates the focus of TLG’s retail asset class on major supermarket and discounter chains as of March 31, 2017:

	Annualized in-place rent(1)	Share of annualized in-place rent(2)
	(unaudited)
Major supermarket and discounter chains	35.5	51.8
Other	33.0	48.2

Total	68.5	100.0

(1)

In EUR million. Annualized in-place rent is calculated based on contracted monthly rents as of March 31, 2017, without deduction for any applicable rent-free periods, multiplied by twelve. In-place rent is not an IFRS measure.

(2)	In %. The calculation of the share of annualized in-place rent only takes into account in-place rent from TLG’s retail asset class.

TLG has followed the expansions of some of these tenants in Berlin and eastern Germany for over two decades. The long-standing relationships help TLG lease new retail space quickly and have made it a go-to landlord for such tenants in Berlin and eastern Germany. The Company believes that its tenants particularly value TLG’s approachability, local roots and expertise and the long-standing trust developed between TLG as the lessor and major supermarket and discounter chains as the tenants. As of March 31, 2017, TLG’s top seven tenants accounted for approximately 60% of annualized in-place rent from the retail asset class.

The following chart provides an overview of the top seven tenants for TLG’s retail properties as of March 31, 2017:

	Annualized in-place rent(1)	Share of annualized in-place rent(2)	WALT(3)
	(unaudited)
EDEKA-Gruppe (EDEKA, Netto Marken-Discount)(4)	19.3	28.1	6.5
REWE-Gruppe (REWE, Penny)(5)	11.4	16.6	6.1
Hellweg Die Profibaumärkte GmbH & Co. KG	4.1	6.0	7.7
LIDL Vertriebs-GmbH & Co. KG	1.8	2.7	4.9
OBI GmbH	1.8	2.7	3.4
Dirk Rossmann GmbH	1.5	2.2	5.1
Unternehmensgruppe ALDI Nord(6)	1.3	1.9	7.9

Total	41.2	60.2	6.3

(1)

In EUR million. Annualized in-place rent is calculated based on monthly contracted rents as of March 31, 2017, without deduction for any applicable rent-free periods, multiplied by twelve. In-place rent is not an IFRS measure.

(2)	In %. The calculation of the share of annualized in-place rent only takes into account in-place rent from retail properties in TLG’s retail asset class.

(3)	In years. WALT refers to the weighted average lease term (i.e., the remaining average contractual lease term for unexpired leases with a contractually fixed maturity).

(4)

Includes EDEKA Grundstückgsgesellschaft Nordbayern-Sachsen-Thüringen mbH, EDEKA Handelsgesellschaft Nord mbH, EDEKA-MIHA Immobilien-Service GmbH, EDEKA-Markt Minden-Hannover GmbH, Netto Marken-Discount AG & Co. KG, Netto Marken-Discount AG & Co. KG c/o and CEV Handelsimmobilien GmbH.

(5)	Includes Penny-Markt GmbH, REWE Markt GmbH Zweigniederlassung Ost.

(6)	Includes ALDI GmbH & Co. Beucha KG, ALDI GmbH & Co. KG, ALDI GmbH & Co. KG Barleben, ALDI GmbH & Co. KG Jarmen, ALDI GmbH & Co. KG Mittenwalde.

Not only has TLG for years maintained close contact with its retail tenants, but it continues to communicate with them on a regular basis. When further expanding their operations in Berlin and eastern Germany, these tenants actively seek out and ask TLG to acquire and lease for them desired locations. They may even assume control of efforts associated with acquiring and developing such properties (e.g., obtaining building permits, architectural planning), thereby lowering TLG’s operational costs and making it easier to entirely meet its tenants’ requirements. For existing food retail properties, tenants oftentimes proactively try to extend existing lease agreements far ahead of the scheduled expiry dates prior to making considerable investments in modernizing and/or expanding leased space. As a result, TLG has been able to achieve a WALT of 5.5 years and an EPRA Vacancy Rate of just 2.6% for its retail asset class (both as of March 31, 2017). Based on portfolio value as of March 31, 2017, 90% of TLG’s retail asset class had been newly built or fully refurbished since 1996, and 77% since 2000.

The following table shows the annualized in-place rent attributable to lease agreements for TLG’s retail asset class expiring during certain future periods as of March 31, 2017:

(1)

Annualized in-place rent is calculated based on contracted monthly rents as of March 31, 2017, without deduction for any applicable rent free periods, multiplied by twelve. In-place rent is not an IFRS measure.

TLG has constantly been able to increase the average monthly rent per sqm for its retail asset class from EUR 9.59 as of December 31, 2014 to EUR 10.11 as of March 31, 2017 (up by 5.4%). Likewise, fair value per sqm increased from EUR 1,378 as of December 31, 2014 to EUR 1,520 as of March 31, 2017 (up by 10.3%).

14.4.3	Hotel Asset Class

The hotel asset class included a total of seven properties as of March 31, 2017. With a portfolio value of EUR 272.4 million as the same date, the hotel asset class represented the third largest portion of TLG’s real estate holdings (approximately 12% of TLG’s overall portfolio).

The following table provides additional information on the seven hotel properties in TLG’s hotel asset class as of March 31, 2017:

	Location	Property value(1)	Rooms/ Apartments	Total lettable area(2)	Of which hotel area(2)	Lease Maturity(3)	Construction Year
	(unaudited)
THR Hotel (H4/H2 -Hotel) Berlin Alexanderplatz	Berlin	102.2	625	33,942	26,907	13.9	2011
Steigenberger Hotel de Saxe	Dresden	45.7	185	13,487	12,284	19.7	2006
Motel One Dresden am Zwinger	Dresden	38.1	288	14,646	8,620	21.1	2013
Leipzig Marriott Hotel	Leipzig	27.9	239	21,381	15,019	10.5	1997
InterCity Hotel Dresden	Dresden	25.9	162	12,270	6,510	10.9	2008
Novum Select Hotel Berlin The Wall	Berlin	17.4	145/25	7,158	7,158	15.9	2012
Motel One Rostock	Rostock	15.2	180	6,603	5,230	21.5	2013

Total	–	272.4	1,824/25	109,487	81,729	15.7	–

(1)	In EUR million.

(2)	In sqm and excluding parking space.

(3)	In years and only for the anchor tenant of the respective hotel property.

Except for the Novum Select Hotel Berlin The Wall, TLG’s hotel properties are all of mixed use (i.e., parts of the hotel property are also leased as offices, retail space or for other uses), allowing for risk diversification within the individual property. As of March 31, 2017, the EPRA Vacancy Rate of TLG’s hotel asset class amounted to 1.8%. Lease agreements for TLG’s hotel properties generally provide for fixed lease payments, limiting TLG’s dependence on the performance of hotel operators. Two contracts provide for TLG to receive additional rent payments if the hotel operations prove to be particularly profitable (i.e., TLG only shares in the upside of this property). At the same time, only little effort is required by TLG to manage its hotel portfolio given that smaller refurbishments and repairs will generally be handled by the hotel operators themselves. With a WALT of 12.8 years (as of March 31, 2017), TLG’s hotel asset class allows for particular long-term stability and planning. Situated in good or very good locations in Berlin, Dresden, Leipzig and Rostock, it also shares in the upside potential of positive developments of property values in these dynamic cities.

14.4.4	Other Asset Class

In early 2016, TLG changed the classification of its portfolio as a result of the successful divestiture of large parts of its former non-core portfolio. As the share of the non-core portfolio had decreased to only 3%, the distinction between core and non-core portfolio was abolished and a few properties were reclassified while the remainder of the former non-core portfolio formed the new “Other” asset class. Since this change, TLG’s property portfolio comprises the office, retail, hotel and “Other” asset classes.

As of March 31, 2017, TLG has classified a total of 56 properties with an aggregate property value of EUR 68.8 million to its “Other” asset class. This asset class essentially consists of properties that were formerly part of TLG’s non-core portfolio (i.e., development land, undeveloped land and commercial properties with predominantly long-term leases). The “Other” asset class makes up only 3.1% of TLG’s entire portfolio (based on portfolio value as of March 31, 2017). While these properties do not qualify for inclusion in one of the office, retail or hotel asset classes, the majority of the properties in TLG’s “Other” asset class either generate a net cash inflow (i.e., rents exceed the costs associated with letting and maintaining these properties) or can be operated at little to no operating cost.

TLG will nevertheless seize attractive opportunities to divest properties in its “Other” asset class, if it is able to achieve proceeds at or above fair value, in order to invest such proceeds to further enhance the size and quality of its office, retail and hotel asset classes.

14.5	TLG’s Business Operations

14.5.1	Acquisitions and Disposals

TLG considers itself to be an active asset manager. It constantly aims to identify attractive opportunities to acquire additional properties and dispose of properties at attractive prices. While TLG’s portfolio management is centrally operated from its Berlin-based headquarters, its local offices each have teams of employees, which are responsible for providing local market expertise and executing individual acquisitions and disposals. The acquisition and disposal process is centrally coordinated and supervised by the portfolio management department as well as the member of the Management Board responsible for TLG’s portfolio management.

14.5.1.1	Acquisitions

14.5.1.1.1	Track Record

TLG has a track record of successful strategic acquisitions. Since its IPO in late 2014, TLG has acquired the following properties:

Signing	Asset type	Property	Location	Total lettable area (in sqm)(1)	Total investment volume (in EUR million)
(unaudited)
November 2014	Retail	Adlergestell	Berlin	28,350	33.0
December 2014	Office	Doberaner Straße	Rostock	15,985	15.5
December 2014	Retail	Wildau	Greater Berlin	1,126	1.7
February 2015	Office	Ferdinandplatz	Dresden	7,135	11.2
April 2015(2)	Retail	Bahnhofspassge Bernau	Greater Berlin	27,247	50.3
April 2015(2)	Retail	Handels-Centrum Strausberg	Greater Berlin	23,631	35.6
May 2015	Retail	Südstadt-Center	Rostock	17,467	28.2
June 2015	Retail	Burgwall-Center	Wismar	11,816	18.6
November 2015	Office/ Hotel	“Blue Five” Portfolio	Berlin/Leipzig/ Dresden/Magdeburg/ Chemnitz/Essen/ Stuttgart	70,361	84.6
December 2015	Office / Hotel	Wiener Platz	Dresden	12,270	28.2
January 2016	Office	Erlenhöfe	Berlin	36,717	50.6
March 2016	Office	Technisches Rathaus	Leipzig	45,016	57.2
August 2016	Office	Kap-Carré	Berlin	18,190	32.1
August/September 2016	Retail	Fachmarktzentrum Merianplatz & Sachsen Forum	Dresden	14,700	24.4
October 2016	Office	Campus Carré & Olof-Palme-Straße 35	Frankfurt am Main	58,200	169.0
May 2017(3)	Retail	Nahversorgungszentrum Unterwellenborn	Unterwellenborn	9,542	13.3

Total				397,685	653.5

(1)	Excluding parking space.

(2)	Properties part of a single transaction.

(3)	Closing is expected to occur on September 1, 2017.

14.5.1.1.2	Acquisition Process

Acquisitions of new attractive office and retail properties meeting its investment criteria are a key part of TLG’s strategy. TLG focuses its acquisition efforts on office properties in the city centers of Berlin and major eastern German cities with favorable economic characteristics, especially Dresden, Leipzig and Rostock. In the future, it will also target comparable western German A and B cities (i.e., Germany’s largest cities and larger regional cities). In addition, TLG targets retail properties in these same cities, their respective surrounding areas as well as other attractive micro-locations in different regions of Germany. TLG specifically targets the following types of acquisitions:

•

Office properties, mainly located in established secondary locations of Berlin (1B-Lagen) and good or very good locations in the city centers of Dresden, Leipzig and Rostock as well as properties meeting comparable criteria in western German A and B cities. TLG typically targets multi-use properties, preferably with a fair value exceeding EUR 15 million. Furthermore, TLG specifically targets properties with EPRA Vacancy Rates of up to 30%, as the Company believes that it can acquire such properties at a discount and unlock additional value potentials through modernizations, refurbishments and active letting management.

•

Larger retail properties and portfolios in attractive micro-locations (i.e., lack of competition within the relevant catchment area and long-term attractiveness to food retailers), suitable for supermarkets and discounters which are fully-let or almost fully-let, preferably with a minimum transaction value of EUR 10 million. TLG may also acquire other retail properties such as specialty markets (Fachmärkte) suitable for do-it-yourself chains or similar tenants.

TLG’s acquisition process generally follows a multi-stage approach: TLG will typically first review any proposals received by the seller, conduct a first screening, a site-visit and pre-calculate how a particular acquisition could complement its overall portfolio, hand in an indicative bid, obtain a valuation report from TLG’s external property appraiser, prepare the financing of a potential acquisition and finally proceed to negotiate the purchase agreement and conduct a thorough due diligence. TLG generally only acquires properties that it considers sufficiently attractive after completion of its disciplined acquisition process, which TLG applies to screening of acquisition opportunities in both western and eastern Germany.

TLG does not currently plan any acquisitions of hotel properties or project developments, but may do either/both on an opportunistic basis.

14.5.1.1.3	Recent Acquisitions

In May 2017, TLG signed a purchase agreement for a neighborhood shopping center in Unterwellenborn with a total lettable area of approximately 9,542 sqm and an EPRA Vacancy Rate of 0.0%. The total investment volume amounts to EUR 13.3 million and is supposed to be financed without assuming debt. Closing is expected to occur on September 1, 2017.

14.5.1.2	Disposals

Profitable disposals of non-strategic properties have for a long time been part of TLG’s portfolio streamlining and growth process. Between December 31, 2014 and March 31, 2017, TLG disposed of 120 properties, thereby reducing the overall number of properties in its portfolio from 460 to 390 while, during the same period, increasing the portfolio value from EUR 1,526.0 million to EUR 2,235.2 million.

In the future, TLG intends to continue its active portfolio management approach, including a regular turnover of properties:

•	which have been classified as non-strategic; or

•	for which a sale is in the interest of the overall quality of TLG’s portfolio; or

•	for which the offered price is particularly attractive and allows for a realization of proceeds that significantly exceed the fair value of the respective property.

TLG’s management decides on the disposal of properties on a property-by-property basis, taking into account a property’s fair value as well as overall and local market trends and developments. TLG may intensify its disposal efforts in the future.

Between March 31, 2017 and June 25, 2017, TLG sold six properties with an aggregate property value of EUR 4.3 million. Furthermore, as of June 25, 2017, it had signed agreements to sell 23 additional properties with a property value of EUR 35.4 million in total.

14.5.2	Tenant Management

TLG’s tenant management includes relationship management with its existing tenants, searches for prospective tenants, maintenance, repair and value-enhancing investments in TLG’s portfolio and the contracting of third-party facility management service providers. Such activities are organized locally. TLG’s headquarters nevertheless provide guidelines for local operations and constantly monitor performance and compliance with these guidelines.

TLG’s tenant management is run from the offices in Berlin, Dresden, Rostock, Leipzig and Erfurt. TLG’s operations in western Germany are run from its newest office in Frankfurt am Main. As of March 31, 2017, more than 30 employees were responsible for TLG’s local tenant management and the vast majority of TLG’s properties (in terms of property value) were located within 50 kilometers of a local office. The property management is supported by TLG’s IT systems (i.e., the property database (Liegenschaftsdatenbank) and Wodis Sigma).

14.5.2.1	Relationships with Existing Tenants

All property-specific aspects relating to existing tenants are handled by TLG’s local offices and representatives. This process includes regular meetings with representatives of TLG’s main tenants. The Company believes that maintaining close business relationships with its tenants allows TLG to act proactively and responsively with regard to the demands of its key tenants. Property performance is reviewed on a regular basis and property-by-property business plans are reviewed in order to analyze the following items:

•	Potential value enhancements identified since the last business plan review;

•	Potential cost reductions identified since the last business plan review;

•	Property performance compared to the underwriting process; and

•	Potential risks associated with the property and measures taken to control those risks.

Furthermore, TLG conducts regular credit rating checks on its existing tenants to ensure that it has the relevant information on the creditworthiness of its tenant base.

14.5.2.2	Letting Activities

TLG’s letting activities are also organized locally. All discussions relating to lease agreements are handled by the heads of the local offices and/or the letting managers responsible for the respective tenant. TLG uses a wide array of sources to find suitable tenants including contacts with existing tenants, market knowledge of its local offices and real estate agents. However, it will at all times retain control of the letting process and decide for itself whether a tenant is suitable for the respective property. Prior to agreeing on any lease agreements, TLG will conduct a credit rating check on the prospective tenant.

14.5.2.3	Property Investments

By monitoring individual properties and maintaining close business relationships with its tenants, TLG identifies the potential and need for modernizations and expansions. Such opportunities are discussed between local property management and TLG’s Berlin headquarters. Actual modernizations and repair works are outsourced to experienced third-party providers.

14.5.2.4	Facility Management

TLG does not perform any actual facility management tasks itself. However, it does hire and supervise a number of experienced and well-known service providers such as Gegenbauer Holding SE & Co. KG, Dussmann Service Deutschland GmbH and WISAG Facility Management Berlin-Brandenburg GmbH & Co. KG to render such services and to ensure that TLG’s properties comply with all applicable building and security regulations.

14.5.3	Employees

As experience and in-depth local market knowledge are fundamental for consistent performance in the commercial real estate industry, TLG’s success depends on its ability to attract, train, retain and motivate qualified personnel. TLG particularly aims to recruit young, qualified trainees and has therefore instituted a bachelor program, which allows such trainees to gain both valuable practical experience as well as a bachelor of arts.

Nevertheless, TLG’s workforce decreased from 136 permanent and nine temporary employees as of December 31, 2014 to 116 permanent and six temporary employees as of December 31, 2015, further decreasing to 105 permanent and six temporary employees as of December 31, 2016 and finally 104 permanent and four temporary employees as of March 31, 2107. As of the date of publication of this Prospectus, TLG’s workforce comprises 106 permanent and three temporary employees.

14.5.4	Information Technology

TLG uses both proprietary and external software systems. It uses mostly three different software systems, which are to a certain degree interlinked.

14.5.4.1	Wodis Sigma

Wodis Sigma is a real estate software solution developed by Aareon. Wodis Sigma is mainly used by TLG’s accounting department and also includes information used by property managers (e.g., in-depth information on lease agreements, rent payments).

14.5.4.2	Property Database

TLG’s property database (Liegenschaftsdatenbank) is based on proprietary software and includes property-specific information on land register records (Grundbuchauszüge) of individual properties as well as other legal (e.g., building permits, contracts) and non-legal (e.g., construction dates, acquisition dates) data. TLG’s property database is also used to coordinate insurance policies, contracts with third-party service providers and billing.

14.5.4.3	REVC

TLG’s latest software system, the Real Estate Value Creator (“REVC”), is a software solution designed by IRM Management Network GmbH, which helps to improve the depth and quality of TLG’s controlling and portfolio management. The REVC not only allows TLG to assess key performance indicators of individual properties and entire portfolios, but also offers simulations of how acquisitions or disposals of certain properties would affect TLG’s overall portfolio and certain key performance indicators (e.g., rental income, EBITDA, FFO after taxes). Data required by the REVC is automatically provided by Wodis Sigma and the property database (Liegenschaftsdatenbank) by an interface. The results of the REVC simulations are subject to plausibility checks.

14.5.5	Material Agreements

The following section provides a summary of any material agreements to which TLG is a party:

14.5.5.1	Financing Agreements

As of March 31, 2017, TLG’s liabilities due to financial institutions amounted to EUR 1,022.4 million (including accrued interest). Those included land-charge secured loans from 19 banks with individual carrying amounts of up to EUR 87.6 million. The weighted average debt maturity was 5.8 years.

The table below provides a summary of TLG’s loan agreements with carrying amounts of more than EUR 50.0 million as of March 31, 2017:

Bank	Carrying amount in accordance with IFRS(1)	Maturity
	(unaudited)
Bayerische Landesbank	87.6	2023
Landesbank Hessen-Thüringen Girozentrale	80.5	2027
Deutsche Pfandbriefbank AG	79.6	2020	(2)
Berliner Hyp AG	79.6	2026
Berliner Sparkasse	69.0	2025
Berliner Hyp AG	51.5	2020

(1)	In EUR million.

(2)	Includes an option for TLG to extend the loan until 2022, subject to certain conditions.

TLG’s current loans bear interest at fixed rates or at variable rates of three-month EURIBOR plus margin. Approximately 99.7% of the outstanding floating-rate loan amount is currently hedged by fixed-for-floating swaps. As of March 31, 2017, TLG’s average cash interest rate amounted to 2.38%. The rates for the relevant loans depend, among other things, on the quality of the properties securing the loan, the market conditions at the time the loan was raised, the term and the financial leverage in respect of the financed properties. The interest rate for some of the loans can increase if extraordinary events occur.

The terms provide for regular repayments of the loans during their respective terms, up to 5% per annum of the initial loan amount through different repayment provisions (e.g., fixed amortization rates or annuities), or repayment at maturity of the respective loan.

Land charges have been granted over the properties used as security for the relevant loans. The loans are typically also secured by pledges or assignments of the claims under interest hedging instruments and assignments of rent revenues, purchase price and insurance claims. Some loan agreements also provide for pledges of special purpose accounts.

The loan agreements typically contain financial covenants customary for real estate borrowing, in particular with respect to the loan-to-value ratio. Most loan agreements require certain maximum loan-to-value ratios, calculated as the quotient of the outstanding loan amount (including senior-ranking loans) and the value of the borrowers’ properties. The value of the individual portfolios was determined before the first utilization and will be determined again during the term of the loan. The maximum loan-to-value ratios allowed depend on the quality and size of the financed properties, the market conditions at the time the loan was provided and the lender, and range from 55% to 78%. Many loan agreements also contain liquidity-related financial covenants such as minimum interest or debt-service cover ratios or maximum debt-to-rent ratios. In addition, many loan agreements also contain an equity ratio covenant of at least 30%. The breach of financial covenants usually allows the bank to terminate the respective loan and claim early repayment of the entire loan unless the breach is cured by a (partial) repayment, or, as the case may be, the granting of additional security interest. At the date of publication of this Prospectus, TLG is not in breach of any financial covenants.

The loan agreements contain representations, information, corporate and property-related undertakings and termination rights customary for real estate borrowing. There is no indication that any representations or material undertakings have been breached. Termination rights exist if (interest, amortization or other) payments are not made when due, financial covenants are not complied with, the borrower becomes insolvent or defaults on other financial liabilities, representations or warranties turn out to have been incorrect, information obligations are violated by TLG or other material contractual obligations are not complied with (unless the respective violation can be and is cured within a contractually specified period). In addition, some of the loan agreements contain termination rights of the respective bank if the control over the Company changes. In most cases, loan agreements also incorporate the respective bank’s general terms and conditions or similar standard terms that contain very broad termination rights, in particular the right to terminate the loan if there is or threatens to be a substantial deterioration in the financial circumstances of the respective borrower or in the value of a security granted as a result of which the repayment of the loan is jeopardized even if this security is realized.

14.5.5.2	Inter-Company Agreements

The Company has entered into domination and profit transfer agreements with the following subsidiaries:

•	Hotel de Saxe an der Frauenkirche GmbH;

•	TLG CCF GmbH;

•	TLG Fixtures GmbH;

•	TLG MVF GmbH; and

•	TLG Sachsen Forum GmbH.

Essentially, the domination and profit transfer agreements comprise the placement of the respective subsidiary under the management of the Company, establish a duty to transfer the full profits of the respective subsidiary to the Company and oblige the Company to assume the losses of the respective subsidiary. In particular, the domination and profit transfer agreements serve to establish a consolidated tax group for corporate income and trade tax purposes. 100% of the shares in each of the aforementioned companies are held directly by the Company. Due to the lack of external shareholders, the Company is neither obliged to pay recurring compensation within the meaning of Section 304 AktG nor exit compensation within the meaning of Section 305 AktG.

The domination and profit transfer agreements provide for a minimum term of five years. If not terminated at least six months prior to their expiration, they are renewed for another year. The right to early termination for cause remains unaffected.

14.5.5.3	Purchase Agreements

14.5.5.3.1	Bahnhofspassage Bernau & Handels-Centrum Strausberg

Through an agreement dated April 29, 2015, the Company acquired from Peter Fritz Immobilien GbR mbH retail properties in Bernau and Strausberg, in the vicinity of Berlin, with a total lettable area of approximately 51,000 sqm. The parties agreed that the Company shall assume certain existing leases and other agreements. The seller gave customary guarantees, inter alia, regarding the contractual rent at the time of signing. TLG invested a total of EUR 85.9 million and the acquisition was closed on July 1, 2015.

14.5.5.3.2	Blue Five

Through an agreement dated November 12, 2015, the Company acquired from certain sellers a mixed office and hotel portfolio with a total lettable area of approximately 70,000 sqm located in Berlin, Chemnitz, Dresden, Essen, Leipzig, Magdeburg and Stuttgart. Some of the properties are subject to statutory limitations (e.g., heritage law) or contractual obligations (e.g., specific contractual payment obligations). TLG invested a total of EUR 84.6 million and the acquisition was closed on April 1, 2016.

14.5.5.3.3	Technisches Rathaus Leipzig

Through an agreement dated March 24, 2016, the Company acquired from BNP Paribas Real Estate Investment Management Germany GmbH certain office properties in Leipzig with a total lettable area of approximately 45,000 sqm. TLG invested a total of EUR 57.2 million and the acquisition was closed on October 1, 2016.

14.5.5.3.4	Campus Carré and Olof-Palme-Straße

On October 14, 2016, the Company and certain of its subsidiaries signed a share purchase agreement with Tiago German Properties GmbH and certain of its affiliates regarding the purchase of two office properties in Frankfurt am Main with a total lettable area of approximately 58,200 sqm. The total investment of approximately EUR 169.0 million was primarily financed through two loans in an amount of EUR 88.0 million and EUR 80.0 million, respectively, and the acquisition closed on December 30, 2016.

14.5.5.4	Other Material Agreements

14.5.5.4.1	Business Combination Agreement

For a description of the Business Combination Agreement, see “12.1 The Business Combination Agreement”.

14.5.5.4.2	Restitution Agreement

TLG has been and may in the future be subject to third-party claims in connection with restitution and compensation claims. Under the German Asset Act (Vermögensgesetz (VermG)) former owners of assets that were dispossessed either by the national socialist government between January 30, 1933 and May 8, 1945 or by the former German Democratic Republic (Deutsche Demokratische Republik) can demand the restitution of such assets. If returning the assets is impossible due to a valid sale to a third party the former owners have compensation claims under the German Investment Priority Act (Investitionsvorranggesetz (InVorG)). The German Asset Allocation Law (Vermögenszuordnungsgesetz (VZOG)) provides for similar regulations.

In order to ensure that such third-party claims would not prevent a privatization of TLG, the Federal Institute for Special Tasks Arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben) (“BVS”) and TLG on December 20, 2007 entered into an agreement for the cumulative assumption of liabilities regarding restitution claims brought against TLG (the “Restitution Agreement”). The BVS is a federal office of Germany and the successor of Treuhandanstalt (“THA”). Under the Restitution Agreement, the BVS will indemnify and hold harmless TLG against claims arising out of or in connection with the aforementioned restitution laws. Thus, any claims brought against TLG in connection with the aforementioned restitution laws will be fulfilled by the Federal Republic of Germany. As of the date of publication of this Prospectus, a total of three of TLG’s properties are subject to claims under the aforementioned restitution laws.

14.5.5.4.3	Social Charter

In connection with its privatization, TLG has assumed an obligation to adhere to the social charter (Sozialcharta) agreed between East AcquiCo, Delpheast and the Federal Republic of Germany on December 12/13, 2012, and relating to 162 residential tenants in TLG’s “Other” asset class as of the date of publication of this Prospectus.

The social charter provides special protection for elderly and disabled tenants as well as their legal successors by limiting TLG’s ability to terminate lease agreements with these tenants and prohibiting TLG from increasing rents for so-called luxury modernizations (Luxusrenovierungen) (i.e., modernization measures after which the respective property appeals to a target group of tenants differing from the pre-modernization tenant structure). In this context, when disposing of residential properties protected by the social charter TLG must ensure that the buyer of the respective property assumes TLG’s obligations under the social charter. Failure to comply with the obligations under the social charter would force TLG to pay a contractual penalty of at least EUR 100,000 per residential unit concerned.

14.5.6	Material Litigation

In the course of TLG’s business activities, the Company and its subsidiaries are regularly parties to legal disputes, including rental and warranty disputes. As of March 31, 2017, the aggregate amount of claims brought against TLG amounted to approximately EUR 1.9 million and the aggregate amount of claims brought by TLG to approximately EUR 0.9 million (both excluding costs and interest). Furthermore, as of March 31, 2017, TLG had made provisions in the amount of EUR 0.4 million for legal disputes and litigation-related costs.

The only legal proceeding with a value exceeding EUR 500,000 TLG is currently involved in, is a dispute at the regional court (Landgericht) of Berlin concerning remuneration for construction activities with an aggregate value of claims and counter-claims in an amount of approximately EUR 560,000 (excluding costs and interest). In this litigation, TLG is the defendant as well as counter-plaintiff (Widerkläger).

Apart from the above, TLG is not and has not been a party to any governmental, legal or arbitration proceedings (including any pending or threatened proceedings) during the last twelve months, which may have, or have had, significant effects on TLG’s financial position or profitability.

14.5.7	Intellectual Property

Given the nature of its business, intellectual property rights are of no special significance to TLG. It does not depend on any patents or licenses.

Among others, the trademarks “TLG” and “TLG IMMOBILIEN” have been registered on behalf of the Company with the German Patent and Trade Mark Office (Deutsches Patent- und Markenamt (DPMA)) and the European Intellectual Property Office. TLG predominantly uses the internet domains www.tlg.de and www.tlg.eu, which are registered in the Company’s name or for the Company, respectively.

14.5.8	Insurance

TLG is covered through an all-risk building insurance that insures against fire, water main breaks, storms, hail and certain other losses or damages, including loss of rent for a period of up to 24 months. In addition, TLG is covered through third-party liability insurance, which provides insurance coverage for personal injury and damage to property. TLG has also obtained insurance coverage against losses or damages from acts of terrorism, including loss of rent for a period of 24 months resulting therefrom. Such insurance coverage against losses or damages from acts of terrorism is limited to an aggregate amount of EUR 25 million annually. TLG’s insurance policies contain market-standard exclusions and deductibles.

TLG regularly reviews the adequacy of its insurance coverage. The Company believes that TLG’s insurance coverage is in line with market standards in the commercial real estate industry. However, there is no guarantee that it will not suffer any losses for which no insurance coverage is available, or that TLG’s losses will not exceed the amount of insurance coverage under existing insurance policies.

15.    REGULATORY ENVIRONMENT

TLG’s real estate portfolio and business activities are subject to a variety of private and public laws and regulations in Germany. If TLG fails to comply with any of these laws and regulations, it may be subject to civil liability, administrative orders, fines, or even criminal sanctions.

The following provides a brief overview of selected federal regulations and the state regulations of Berlin, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia that are applicable to TLG’s business operations.

15.1	Tenancy Law for Commercial Properties

Unlike tenancy law for residential properties, German tenancy laws for commercial properties generally provide landlords and tenants with a broader framework within which they can structure the lease agreements. General terms and conditions (allgemeine Geschäftsbedingungen (AGB)) used between entrepreneurs are, in principle, also subject to a less strict review than the ones used for private lease agreements. There are, however, certain areas in which legal restrictions may limit a landlord’s negotiating power. Furthermore, the parties are required to adhere to strict form requirements to avoid early termination rights.

15.1.1	Strict Written Form Requirements

German tenancy law generally requires that lease agreements with a term of more than one year must be concluded and amended in written form. The requirements to comply with the written form have been specified by comprehensive case law. Lease agreements that do not comply with written form requirements are not automatically void. Rather, they are deemed to have been concluded for an indefinite period, with the consequence that they can be terminated at the earliest at the end of one year after handover of the leased property to the tenant in accordance with the statutory notice period. For commercial premises, the notice of termination is admissible at the latest on the third working day of a calendar quarter towards the end of the next calendar quarter. Against the background of extensive existent and further evolving case law on the non-compliance with the strict written form requirement of lease agreements (e.g., resulting from an addendum to a lease agreement that does not comply as such with the strict written form requirement), there is a risk that such lease agreement may no longer satisfy the originally or now applicable requirements. As a result, such lease agreement could – regardless of the agreed-upon fixed term – be terminated within the statutory notice period.

15.1.2	Operating Costs

Regarding the operating costs of commercial tenancies, most of the ongoing costs of the property accruing to the landlord may essentially be apportioned to the tenants. However, this requires a clause in the lease agreement stipulating explicitly and specifically which operating costs shall be borne by the tenant. These clauses have to be even more specific and transparent if they can be considered to be general terms and conditions presented by the landlord to the tenant. With respect to heating costs, further legal provisions are contained in the Heating Costs Ordinance (Heizkostenverordnung), banning lump-sum cost-bearing clauses and restricting the landlord’s leeway in apportioning heating costs among tenants. Furthermore, costs that do not adhere to the landlord’s statutory obligation to take a cost-effective approach (Wirtschaftlichkeitsgebot) may also not be apportioned to tenants and may even result in the landlord’s liability.

15.1.3	Maintenance Costs; Cosmetic Repairs; Final Decorative Repairs

Lease agreements for commercial properties may generally transfer the responsibility for the maintenance and repair of let properties to tenants. This general principle is limited to the extent that the costs of maintenance and repairs to the roof and building structures cannot be charged to the tenant at all under general terms and conditions. Furthermore, areas located in the let property used by several tenants may not be fully transferred to tenants by use of general terms and conditions. Instead, case law on general terms and conditions requires a contractual limitation on the amount apportioned.

Expenses for cosmetic repairs (Schönheitsreparaturen) may, in principle, be allocated to tenants, provided that the obligation to carry out ongoing cosmetic repairs is not combined with an undertaking to perform initial and/or final decorative repairs. However, general terms and conditions may not allocate costs for cosmetic repairs to tenants if the execution of such repairs is set to a fixed schedule (starrer Fristenplan) or if the tenant is otherwise unfairly disadvantaged (unangemessen benachteiligt).

There is a trend in the case law of the German Federal Supreme Court (Bundesgerichtshof) to the effect that restrictions originally developed for residential tenancy law are increasingly being applied to lease agreements for commercial properties. This may result in provisions contained in commercial lease agreements no longer being valid in the future and thus increasing the costs to be borne by the landlord. The same could apply to measures already carried out by tenants or at tenants’ expense that are claimed back by them following new case law.

15.2	Land-use Regulations

15.2.1	German Planning Law

Under German planning law (Bauplanungsrecht), municipal planning authorities have a considerable amount of discretion (Ermessensspielraum) in exercising their planning competence. They are, however, required by law to take into account private interests as well as to pursue a number of prescribed objectives, including sustainable urban development and the protection of natural resources. Formal planning by municipalities under the Federal Building Act (Baugesetzbuch) takes a two-tiered approach:

On the first level, each municipality can issue a preparatory land-use plan (Flächennutzungsplan) that represents, with respect to the entire municipal territory, a basic classification of land uses according to urban development objectives and the needs of the municipality. A preparatory land-use plan may, inter alia, determine for which purpose specific areas should be used in the future or which areas should be made available for environmental purposes, but, in principal, does not create or affect individual rights.

On the second level, zoning plans (Bebauungspläne) may determine the use of land in designated areas. A zoning plan has to comply with the applicable preparatory land-use plan and establishes the legally binding rules with respect to matters such as the size of plots and the height, density and specific use of buildings erected on a plot and may also designate land as being reserved for public purposes, industrial use, mixed use, social housing, infrastructure, open spaces, and protected areas. Where no development plans exist, the question whether a building project is permissible depends on whether the building project is to be realized in an already built-up district or on the periphery. In the first case, the permissibility basically depends on the building project’s compatibility with the existing buildings in the vicinity and their specific use. Outside built-up districts, projects are only permissible subject to very narrowly defined requirements which are generally not met by buildings designated for office use.

15.2.2	Urban Restructuring Planning

Municipalities may designate special urban planning zones (Gebiete des besonderen Städtebaurechts) in order to remediate specific planning deficiencies or facilitate specific urban developments. These planning zones are regulated by the Federal Building Act. The act provides for different types of special urban planning zones, such as restructuring areas (Sanierungsgebiete), conservation areas (Erhaltungsgebiete) or development areas (Entwicklungsgebiete). Properties located in special urban planning zones may be subject to certain restrictions.

For instance, in restructuring areas, the sale and encumbrance of properties as well as the conclusion of a fixed-term lease agreement exceeding one year or reconstruction and refurbishment measures are generally subject to special consent by the competent municipal authorities. Most importantly, such properties may only be sold at prices approved by the competent municipal authorities, and approval is generally only granted if the proposed price excludes any value gains from restructuring measures. Property owners may, however, negotiate the lifting of such limitations, which is usually granted in exchange for compensatory payments.

15.3	Building Regulations

German building laws and regulations of the German Federal States (Bauordnungsrecht der Bundesländer) are very comprehensive and contain numerous provisions including permissible types of buildings, building materials, statics, proper workmanship, stability, heating, fire safety, means of warning and escape in case of emergency, access and facilities for the fire service, hazardous and offensive substances, noise protection, parking spaces, ventilation and access and facilities for disabled people.

15.4	Protection of Existing Buildings

Owners of buildings erected and used in compliance with building permits (Baugenehmigungen) which have become final and absolute (bestandskräftig) benefit, in principle, from the constitutional protection of property with respect to such buildings. This means that the local building authorities must generally tolerate the respective building and its use, even though the building permit may be unlawful or the planning or legal situation may have changed since the granting of the permit.

Nevertheless, as an exception to this general rule, the competent authority may, under certain circumstances, demand alterations to buildings on grounds of safety (e.g., fire safety) or health risks from a property. While mere non-compliance with prevailing regulations generally does not warrant such orders, the occurrence of concrete safety or health risks with respect to users of the building or the general public allows the competent authority to demand immediate action from the owner. Relevant risks in this regard include fire risks, traffic risks, risks of collapse and health risks from injurious building materials such as asbestos. To the Company’s knowledge, there are no official orders demanding any alterations to existing buildings owned by TLG as of the date of publication of this Prospectus.

The protection of existing buildings, as a rule, does not cover alterations to such buildings or changes in the type of use. Hence, in both cases, a new building permit is generally required, which must respect the then-applicable planning situation and building regulations. However, the building authority may under certain circumstances grant an exemption from the zoning plan if the intended use or alteration is not covered by the zoning plan.

15.5	Energy Saving Regulation

Under the Energy Saving Act (Energieeinsparungsgesetz) and the Energy Saving Ordinance (Energieeinsparverordnung (“EnEV”)), owners of buildings are subject to various energy-efficiency requirements.

For instance, under the EnEV, owners are, in case of an intended sale or lease of a building, obliged to provide potential buyers or tenants with an energy certificate (Energieausweis) (i.e., a special certificate that discloses the property’s energy efficiency). The energy certificate must be handed over during the first viewing of the property at the latest. In case there is no inspection of the property and the other party does not request the energy certificate, it must nonetheless be handed over immediately after the conclusion of the sale and purchase or lease agreement. Furthermore, real estate advertisements in commercial media must include specific information from the energy certificate and, generally, owners of buildings with more than 500 sqm of usable area and strongly frequented by the public (starker Publikumsverkehr) have to display the respective building’s energy certificate in a visible place, as soon as the energy certificate is available. The energy certificate is generally valid for ten years.

The EnEV also includes various regulations regarding reconstruction works designed to improve energy efficiency. In general, the owner of a commercial property must comply with various requirements under the EnEV in case modification measures, such as modernization measures and expansions of existing properties, are carried out. Certain requirements, relating, inter alia, to the insulation of ceilings and to boilers, must be complied with regardless of whether any modification measures are implemented. Also, the EnEV includes various energy-saving requirements which must be complied with in case new buildings are erected or new installations are put into operation. Operators of cooling systems with cooling power in excess of twelve kilowatt hours must regularly inspect their energy efficiency. Failure to comply with the EnEV can be sanctioned as an administrative offense. It may be expected that the EnEV and comparable regulations will be modified further and increase requirements on energy consumption by buildings, particularly in case of new buildings and modernizations.

The Renewable Energies Heat Act (Eneuerbare-Energien-Wärmegesetz) intends to reduce the primary energy demand (Primärenergiebedarf) in Germany. The act requires that part of the heat energy demand of newly constructed buildings must be covered with renewable energies.

15.6	Monument Protection

Monument protection is generally regulated by the federal states through heritable protection laws (Denkmalschutzgesetze) which apply with different degrees of limitations. In some federal states, a building is only deemed a monument if specified in a list of monuments, whereas in other states the listing has no constitutive effect. If the building is under monument protection, the owner is obligated to preserve the building using reasonable efforts. Partial or total demolition or any change in the appearance of a protected building generally requires the consent of the competent authority. In some federal states, such consent is also required for any change of purpose. In particular, changes to the room layout of a building or space allocation may be prohibited even if the layout or allocation in question does not meet contemporary market requirements. In some federal states, the owner of a protected building is further required to notify the competent authority of an intended sale of the property. In such case, some federal states reserve a preemption right for the municipality.

As of March 31, 2017, 54 of TLG’s properties were subject to some form of monumental protection. Thereof, 20 properties were subject to individual protection, meaning that parts of such properties (e.g., roofs, facades, installations) are considered to be of cultural value and may only be altered, modernized or demolished with prior written approval from the competent authorities, if at all. Twenty-three properties were subject to ensemble protection, whereby whole ensembles of buildings are considered of cultural value. Alterations to the appearance of such buildings may only be made with prior written approval from the competent authorities. Also, the modification of properties adjacent to a monument may require approval if such modification can affect the condition or appearance of the monument (Umgebungsschutz).

As of March 31, 2017, a further 11 properties were subject to ground monument protection given that they cover archaeological sites (e.g., ancient foundations, burial sites). Such ground monumental protection generally does not affect the use of buildings situated on these properties. Major earthworks on such properties may however be delayed or prohibited to preserve ground monuments. Owners of monuments are, as a rule, obliged to preserve and foster the monument.

15.7	Regulation Relating to Environmental Damage, Contamination and Property Maintenance

In addition to German tenancy law, TLG’s commercial real estate portfolio is subject to various rules and regulations relating to the remediation of environmental damage and contamination.

15.7.1	Soil Contamination and Disposal of Contaminated Material

Pursuant to the German Federal Soil Protection Act (Bundesbodenschutzgesetz), the responsibility for existing contamination (Altlasten) and/or harmful soil alterations (schädliche Bodenveränderungen) (together, “Contamination”) lies with, among others, the actual polluter, the polluter’s universal successor, the current owner of the property, the party in actual control of the property and, if the title was transferred after March 1, 1999, the previous owner of the property if he knew or must have known about the Contamination. There is no general statutory ranking as to which of the aforementioned parties is primarily liable. Rather, this decision is made at the discretion of the competent local authority (Bodenschutzbehörde), which will take into account the effectiveness of remediation as a prevailing factor. Thus, the current owner of the contaminated property is usually the first party to be held responsible because the owner is generally in the best position to undertake the necessary remediation work. However, a former owner may be ordered to carry out remediation work if the current owner’s financial condition appears to be unsound. Other responsible parties may be required to indemnify the party that carried out the remediation work under a statutory provision. This provision can, however, be waived by way of an express contractual agreement. Furthermore, liability is not based on fault; thus, the German Federal Soil Protection Act does not require the relevant local authority to prove negligence or intent on the part of the liable parties.

Administrative powers arising from the German Federal Soil Protection Act authorize the relevant local authority to require risk inspections, investigations, remedial measures and other measures necessary for the prevention of residual pollution or harmful changes in the soil.

The respective Ministries of Environment of both the German Federal Government and the Federal States have established a joint working group (Bund/Länder-Arbeitsgemeinschaft Abfall (“LAGA”)) in order to ensure a homogenous enforcement of laws relating to waste and disposal legislations. LAGA publishes information sheets, regulations, guidelines and sample administrative provisions. In its most significant communication from 1997, the so-called LAGA M 20, as last amended by its fifth edition of November 6, 2003, LAGA has defined various classification categories, by which, inter alia, the treatment and disposal of soil excavation and demolition waste are governed. These classification categories range from emplacement class LAGA Z 0 (unrestricted emplacement for soil-related uses) over emplacement class LAGA Z 1 (restricted emplacement in certain construction types) and LAGA Z 2 (restricted emplacement with technical safety measures) to emplacement classes LAGA Z 3, LAGA Z 4 and LAGA Z 5, which do not allow for emplacement, but require disposal of the respective material.

Civil law liability for Contaminations can arise from contractual warranty provisions or statutory law. Warranty obligations can generally be waived or can be limited by contract. According to statutory provisions, the perpetrator of the Contamination can be held liable for damages or for the remediation of the Contamination and its consequences. TLG could be subject to such liability if a property that TLG currently owns or formerly owned is detrimentally affecting the property of one or more third parties. This civil liability exists independent of official action taken under the German Federal Soil Protection Act.

15.7.2	War Ordnance

In Germany, the federal states are responsible for the clearance of ordnance and other remnants of war. Substantial differences exist with respect to the organization, competencies and financing of clearance operations. Most states have installed public services charged with the clearance of war ordnance, while other states leave such clearance to private specialized firms. All states assume, and dispose of, the unexploded ordnance themselves. However, the extent to which a private investor or an owner of contaminated real estate incurs liabilities in connection with the clearing of remnants of war, including preparatory measures like the disposal of plants and layers of soil or preventive search measures, where the initial suspicions prove unfounded, varies from federal state to federal state.

15.7.3	Asbestos Regulation

German law imposes obligations to remediate asbestos contamination under certain circumstances. Under the asbestos guidelines (Asbest-Richtlinien) of the German federal states, the standard for determining a remediation obligation is the presence of any health threat. The law distinguishes between friable asbestos, which is capable of releasing asbestos fibers into the air as it ages or breaks, and non-friable asbestos, from which asbestos fibers are usually not released and which therefore poses a limited risk to human health. Except in the event of structural alterations, there is generally no obligation to remove non-friable asbestos under the asbestos guidelines.

Friable asbestos is generally found in construction materials that provide fire safety, noise abatement, moisture protection, heat insulation and thermal protection. The asbestos guidelines set out criteria used in assessing the urgency of remedying contamination, ranging from immediate action (including demolition, removal or coating of the asbestos) to risk assessments at intervals of no more than five years. The removal and disposal of asbestos-containing materials requires specific safety measures and may trigger elevated costs.

In the case of asbestos contamination, a tenant may also assert a right of rent reduction or, in extreme circumstances, termination for good cause. German courts have held that a landlord may be presumed to be in breach of its statutory obligations if the existence of a health threat cannot be excluded. Accordingly, the courts have granted the right to rent reduction even in cases where the asbestos guidelines do not require immediate remediation. Tenants may also claim compensatory damages if the defect was present at the time the contract was concluded and they may claim compensation for personal suffering (Schmerzensgeld). Finally, tenants also have the right, subject to certain conditions, to remedy the defect on their own and require that their reasonable expenses be reimbursed.

15.7.4	Regulation Relating to Dichlorodiphenyltrichloroethane (“DDT”), Lindane, Polychlorinated Biphenyl (“PCB”), and Pentachlorophenol (“PCP”)

DDT and Lindane are synthetic pesticides, which were used in wood preservatives. DDT is suspected to cause cancer and be genotoxic, while Lindane is suspected to harm the nervous system and may cause cancer. Since PCB may cause fetal damage in pregnant women and is suspected to have carcinogenic effects, its production was prohibited in Germany in 1983. However, PCB may still exist in buildings, such as in wood preservatives, synthetic materials, insulations or joints. PCP was used as a fungicide against mold and is also suspected to negatively affect human health.

Under various legal provisions, the owner of a building may be required to remedy PCB sources through the elimination or sealing of construction elements that contain PCB. In particular, remediation measures may become necessary if the PCB concentration in rooms that are designed for human use exceeds 300 nanograms per cubic meter of air. Moreover, the remediation of rooms or buildings may be required where DDT, PCP or Lindane concentrations exceed certain thresholds. The removal and disposal of DDT, Lindane, PCB, and PCP containing materials may require specific safety measures and trigger elevated costs. Also, the existence of DDT, Lindane, PCB, and PCP in buildings may, under certain circumstances, entitle the tenant to reduce the rent or to claim damages.

15.7.5	Protection of Groundwater and Maintenance of Sewage Systems

Pursuant to the German Federal Water Management Act (Wasserhaushaltsgesetz (“WHG”)), all sewage systems must be constructed, operated and maintained according to the generally accepted Rules of Technology (anerkannte Regeln der Technik). Property owners are required to check, among other things, for the sewage system’s condition, operability, maintenance and the amount and quality of wastewater and the substances contained therein. In the case of deficiencies, property owners must repair the sewage system. The WHG authorizes the German Federal Government (Bundesregierung), with approval of the German Federal Council (Bundesrat), to enact an ordinance specifying the above-mentioned obligations concerning sewage systems. As of the date of publication of this Prospectus, the German Federal Government (Bundesregierung) has not made use of this authorization.

Until an ordinance by the German Federal Government is enacted, the federal state governments may enact their own ordinances regarding the aforementioned obligations. Berlin, Brandenburg, Hesse, Mecklenburg-West Pomerania and Saxony exercised this right. Required testing intervals under such ordinances vary from state to state and sometimes between different zones within one state.

15.7.6	Legionella Testing

Pursuant to the Federal Drinking Water Ordinance (Trinkwasserverordnung) of 2001, as amended, the owners of specified centralized heated water supply facilities for use in commercial buildings are required to analyze stored heated water for the concentration of legionella (a pathogenic bacterium) at least once every three years. Competent authorities may order additional testing.

The analysis must be carried out by laboratories specified by the respective federal state. The existence of appropriate sample extraction points (Probeentnahmestellen) must be ensured by the owner of the building. If specific limits are exceeded, the competent authority will regularly adopt measures to improve the water quality.

15.8	Restitution Rights and Transfer Approval

Under the Law on the Settlement of Open Property Issues (Gesetz zur Regelung offener Vermögensfragen), former owners of assets that were dispossessed either by the national socialist government between January 30, 1933 and May 8, 1945 or by the former German Democratic Republic can demand the restitution of such assets. If returning the assets is impossible due to a valid sale to a third party the former owners have compensation claims under the German Restitution Act (Entschädigungsgesetz). The German Asset Allocation Law (Vermögenszuordnungsgesetz) provides for similar regulations.

With regard to properties located in the former German Democratic Republic (Deutsche Demokratische Republik), the German Real Estate Transfer Ordinance (Grundstücksverkehrsordnung) generally requires owners of properties to obtain approval from the competent authorities prior to disposing of any properties, unless such approval has been granted already for a prior completed transfer after September 28, 1990. If any restitution claims have been filed for a property, such approval will not be granted before the claim has been settled.

15.9	Real Estate Transfer Tax, Notary Costs and Land Registry Office Fees

Purchasers of real estate located in Germany are required to bear certain costs. It is market practice that the purchaser of real estate is required to pay the RETT. RETT in Brandenburg and Thuringia currently amounts to 6.5%, in Berlin and Hesse to 6.0%, in Mecklenburg-Western Pomerania and Saxony-Anhalt to 5.0% and in Saxony to 3.5% of the purchase value of the property. While the RETT tax rate is determined on the state level, the statutory RETT framework falls within the competency of the federal lawmakers.

Under current tax laws, the acquisition of a participation reaching or exceeding 95% in an entity that owns German real estate is subject to RETT; in such case, the tax basis is a special tax value which amounts, as a rule of thumb, to about 75-90% of the property’s fair value. In the case of partnerships, RETT could be triggered even if a participation of less than 95% is acquired but where other partnership interests have been transferred in the last five consecutive years. Following the Act for the Implementation of the European Union Directive on Mutual Assistance (Amtshilferichtlinie-Umsetzungsgesetz), RETT is now also triggered if an acquisition or transaction results in an entity holding an economic participation of at least 95% in an entity that owns a piece of German real estate property, regardless of whether this is held (partly) directly and/or (partly) indirectly. The economic participation shall equal the sum of direct or indirect participations in the respective entity’s capital or assets. To determine participations, the percentages of participations in the capital or assets of the entities are to be multiplied. Thus, RETT is triggered if the overall effective ownership, taking into account direct and indirect participation (economic ownership), is or exceeds 95% when accumulation is determined based on economic interest calculated on a look-through basis.

Additional costs, amounting to approximately 1.5% of the purchase value, are incurred for notary fees and land registry office (Grundbuchamt) fees, depending on the value of the transaction. These additional costs are usually also paid by the purchaser.

15.10	Capital Investments Act

According to the German Capital Investments Act (Kapitalanlagegesetzbuch (“KAGB”)), any organization for joint investments that collects capital from a number of investors with the purpose of investing it in accordance with a fixed strategy and that is not an operating company outside the financial sector, is considered an investment fund and is subject to regulation. The KAGB stipulates that the investment criteria applied to the collected capital must be binding, in writing and with a scope that goes beyond a generic business strategy in order for a company to qualify as an investment asset pursuant to the KAGB. The difference between a defined investment strategy and a general business strategy of a company lies in the fact that the investment criteria are precisely specified and the scope of action is limited by the investment requirements and the articles of association.

In June 2013 BaFin published a letter of interpretation, including a set of questions and answers that also concerned real estate companies, regarding the application of the KAGB and the definition of the term “investment asset”. It clarifies that a real estate company only qualifies as an investment asset if it meets the criteria under Section 1 para. 1 sentence 1 KAGB. Real estate companies whose main business is focused on project development (i.e., the conception, acquisition, and development of properties and the subsequent sale of these properties) or facility management, brokerage and appraisal activity or financing advice in regard to the purchase or sale of property are already disqualified as investment assets due to these “operational activities”. It is immaterial if the real estate company uses an external service provider or another company within the same group to run its operations as long as the business decisions remain in its hands. If the real estate company’s business is focused on the acquisition, lease or rental, management and sale of properties and not on an operational activity, it would meet the criterion of “non-operation activity” and set itself apart by the mere presence of a “fixed investment strategy” (festgelegte Anlagestrategie) in lieu of a “general business strategy” (Unternehmensstrategie). The letter of interpretation lists various indications of what meets the criterion of a “fixed investment strategy”, including a legally binding, enforceable obligation on the part of investors to adhere to the strategy of the investors and a defined strategy that stipulates, inter alia, investment in certain asset categories, limitations on asset allocation, the pursuit of specific strategies, investment in specific geographic regions and limitations on leverage.

Given that the business purpose in the Articles of Association grants the Management Board a broad scope of action and does not stipulate a clear investment strategy meeting the criteria listed above, the Company believes that under this guidance, neither the Company nor any of its current asset-holding subsidiaries qualify as an alternative investment fund within the meaning of the KAGB.

16.    SHAREHOLDER STRUCTURE

As of the date of publication of this Prospectus, the Company’s share capital amounts to EUR 74,175,558.00 divided into 74,175,558 bearer shares with no par-value (Stückaktien).

On the basis of the notifications received by the Company as of the date of publication of this Prospectus in accordance with the German Securities Trading Act (“WpHG”) and pursuant to information provided by the respective shareholders, the following shareholders directly or indirectly hold more than 3.0% of the Company’s shares and voting rights as of the date of publication of this Prospectus. It should be noted that the number of voting rights last notified could have changed since such notifications were submitted to the Company without requiring the relevant shareholder to submit a corresponding voting rights notification if no notifiable threshold has been reached or crossed:

	Share of voting rights
	(in %)
Shareholder
ADAR Capital Partners Ltd.	13.72	(1)
Republic of Singapore	13.33	(2)
Allianz SE	4.93	(3)
Principal Financial Group Inc.	3.38	(4)
Blackrock, Inc.	3.28	(5)
Julius Baer Group Ltd.	3.07	(6)

Total	41.71

(1)

Indirect shareholdings of ADAR Capital Partners Ltd. as notified for May 15, 2017. All shares with voting rights are directly held by ADAR Macro Fund Ltd and are attributed to ADAR Capital Partners Ltd. as manager of ADAR Macro Fund Ltd.

(2)

Indirect shareholdings as notified for July 24, 2015 based on the total number of voting rights of 61,302,326 at that date. The Government of Singapore is the controlling shareholder of GIC Private Limited that directly held all of the notified voting rights in the Company at that date.

(3)

Indirect shareholdings of Allianz SE as notified for November 9, 2016 based on a total number of voting rights of 67,432,326 at that date. Allianz SE is the ultimate controlling entity of the following other companies listed in its group notification: Allianz Asset Management AG and Allianz Global Investors GmbH. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

(4)

Indirect shareholdings of Principal Financial Group Inc. as notified for February 3, 2016 based on a total number of voting rights of 67,432,326 at that date. Principal Financial Group Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Principal Financial Services Inc.; Principal Life Insurance Company; Principal Global Investors, LLC; and Principal Real Estate Investors, LLC. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

(5)

Indirect shareholdings of Blackrock, Inc. as notified for February 7, 2017. Blackrock, Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Trident Merger, LLC; BlackRock Investment Management, LLC; BlackRock Holdco 2, Inc.; BlackRock Financial Management, Inc.; BlackRock Reality Advisors, Inc.; BlackRock International Holdings, Inc.; BR Jersey International Holdings L.P.; BlackRock Holdco 3, LLC; BlackRock Canada Holdings LP; BlackRock Canada Holdings ULC; BlackRock Asset Management Canada Limited; BlackRock Group Limited; BlackRock Luxembourg HoldCo S.à r.l.; BlackRock Investment Management Ireland Holdings Limited; BlackRock Asset Management Ireland Limited; BlackRock (Singapore) Holdco Pte. Ltd.; BlackRock (Singapore) Limited; BlackRock Asia-Pac Holdco, LLC; BlackRock HK Holdco Limited; BlackRock Asset Management North Asia Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (UK) Limited; BlackRock Fund Managers Limited; BlackRock Advisors (UK) Limited; BlackRock Holdco 4, LLC; BlackRock Holdco 6, LLC; BlackRock Fund Advisors; BlackRock Delaware Holdings, Inc.; BlackRock Institutional Trust Company, National Association; BlackRock International Limited; BlackRock Australia Holdco Pty. Ltd.; BlackRock Investment Management (Australia) Limited; BlackRock (Netherlands) B.V.; BlackRock Capital Holdings, Inc.; and BlackRock Advisors, LLC. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

(6)

Indirect shareholdings of Julius Baer Group Ltd. as notified for May 31, 2017. Julius Baer Group Ltd. is the ultimate controlling entity of the following other companies listed in its group notification: Kairos Investment Management S.p.A and Kairos Partners SGR S.p.A. The shares directly held by the shareholder Kairos International SICAV are attributed to Kairos Partners SGR S.p.A.

Other shareholders, including those shareholders whose shareholdings represent less than 3.0% of the total voting rights in the Company, hold the remaining 58.29% of the shares of the Company.

All of the Company’s shares confer the same voting rights.

17.    GENERAL INFORMATION ON THE COMPANY AND THE GROUP

17.1	Formation, Incorporation, Commercial Name, Fiscal Year and Registered Office

The Company was formed as a limited liability company (Gesellschaft mit beschränkter Haftung) under German law by memorandum of association dated June 18, 1991. Its legal name was “DUHO Verwaltungs-Gesellschaft mbH” with its registered office in Berlin, Germany, and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under the docket number HRB 38419 (“DUHO”).

By merger agreement dated August 14, 1996, TLG Treuhand Liegenschaftsgesellschaft mbH and a number of other entities were merged onto DUHO and the Company changed its legal name into TLG Treuhand Liegenschaftsgesellschaft mbH. The merger and the change in legal name were registered in the commercial register on August 30, 1996. By decision of the Company’s general meeting dated July 26, 2002, the Company changed its legal name to TLG Immobilien GmbH. The change in legal name was registered in the commercial register on August 21, 2002. On September 5, 2014, the Company’s shareholders’ meeting approved a resolution to change the Company’s legal form to a German stock corporation (Aktiengesellschaft) and its legal name to TLG IMMOBILIEN AG. The change in legal form and name was registered in the commercial register on September 10, 2014.

The Company is the parent company of TLG and operates under the commercial name “TLG IMMOBILIEN”.

The Company’s fiscal year is the calendar year.

The Company’s registered office is at Hausvogteiplatz 12, 10117 Berlin, Germany (telephone: +49 (0) 30-2470-50).

17.2	History and Development

The Company traces its roots back to two former subsidiaries of THA, a state agency tasked with administrating businesses owned by the former German Democratic Republic (Deutsche Demokratische Republik).

17.2.1	DUHO Verwaltungs-Gesellschaft mbH

DUHO was formed by memorandum of association dated June 18, 1991. Its formation was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg on June 24, 1991. DUHO’s capital was created through spin-off mergers (verschmelzende Aufspaltungen) of 139 other legal entities owned by THA. 129 of these split-ups were actually registered in the commercial register. DUHO’s articles of association were subsequently amended to reflect the decreased number of split-ups. This company set-up through multiple spin-off mergers (verschmelzende Aufspaltungen) was a very innovative, but not uncontested corporate measure; this process facilitated the bringing together of various assets in one single transaction.

DUHO was tasked with the privatization of certain commercial real estate owned by trade organizations of the former German Democratic Republic (Deutsche Demokratische Republik). On September 29, 1994, the shareholders’ meeting decided to dissolve DUHO. The decision was registered in the commercial register on November 11, 1994. On June 31, 1996, the share capital of DUHO was transferred to the Federal Republic of Germany. On July 18, 1996, the shareholders’ meeting decided to continue DUHO’s business. The decision was registered in the commercial register on July 26, 1996.

17.2.2	Liegenschaftsdienst für die Treuhandanstalt GmbH

Liegenschaftsdienst für die Treuhandanstalt GmbH was founded by memorandum of association dated November 12, 1990 and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under the docket number HRB 36064 on December 10, 1990. It was rebranded Liegenschaftsgesellschaft der Treuhandanstalt mbH on March 18, 1991 and tasked with the privatization of the real estate holdings of the former German Democratic Republic (Deutsche Demokratische Republik). Until the end of 1994, Liegenschaftsgesellschaft der Treuhandanstalt mbH sold approximately 37,000 properties from the holdings of THA for a total consideration of approximately EUR 8.9 billion. Approximately 11,000 other properties were restituted or municipalized.

In 1994, Liegenschaftsgesellschaft der Treuhandanstalt mbH was rebranded TLG Treuhand Liegenschaftsgesellschaft mbH and the Federal Republic of Germany became the owner of its entire share capital. Subsequently, TLG Treuhand Liegenschaftsgesellschaft mbH acquired over 100,000 properties from THA.

17.2.3	Merger and Privatization

TLG Treuhand Liegenschaftsgesellschaft mbH was then merged into DUHO by merger agreement dated August 14, 1996, and DUHO was rebranded TLG Treuhand Liegenschaftsgesellschaft mbH. Thus, the actual legal predecessor of the Company is DUHO. Between 1995 and 2000, more than 75,000 properties were sold, restituted or municipalized by TLG Treuhand Liegenschaftsgesellschaft mbH, DUHO and the Company.

In 2000, the Company began to pursue a new strategy of active portfolio management. On July 26, 2002, the shareholders’ meeting decided to change the Company’s legal name to TLG Immobilien GmbH. The change was registered in the commercial register on August 21, 2002. Between 2000 and the end of 2011, the portfolio and property management processes were professionalized and the organization was streamlined (e.g., subsidiaries were merged or otherwise integrated), the number of employees was reduced from approximately 1,100 employees to 297 permanent and 15 temporary employees and the portfolio was further reduced from approximately 27,000 to approximately 1,100 properties (both as of December 31, 2011).

In 2011, the Federal Republic of Germany launched a privatization process. In preparation and effective as from January 1, 2012, substantially all of the Company’s residential real estate was transferred to TLG WOHNEN GmbH, a separate state entity, whose sole shareholder was the Federal Republic of Germany and which was subsequently privatized. The Company was then sold by Germany to East AcquiCo and Delpheast on December 12, 2012.

17.2.4	Initial Public Offering and Growth Period

Following its privatization in 2012, TLG further streamlined its portfolio, focusing on attractive commercial real estate properties in Berlin and the growth regions in eastern Germany. As a consequence, the Company was able to successfully complete its initial public offering in October 2014. East AcquiCo and Delpheast subsequently divested their holdings in the Company. Since the completion of its initial public offering, TLG has continued its growth strategy, recently also expanding its operations into western Germany.

17.3	Duration of the Company and Corporate Purpose

The Company was established for an unlimited period of time.

Pursuant to Section 2 para. 1 of the Articles of Association, the Company’s corporate purpose is the conduct of real estate business and any related business of any kind, in particular the management, leasing, construction and modification, acquisition and sale of commercial real estate in a broader sense, particularly office space, retail store properties and hotels, the development of real estate projects as well as the provision of services in connection with the aforementioned objectives, either by itself or by companies in which the Company holds an interest.

The Company is authorized to undertake all business activities appearing directly or indirectly suitable to serve the purpose of the Company. Within the scope of the Company’s purpose, it may establish and maintain branch offices, domestic and abroad, under the same or different legal name, acquire or divest interests in other companies, and establish or acquire such companies.

The Company may dispose of any of its participations and may, in whole or in part, split or transfer to affiliates its business or assets. Further, the Company is entitled to combine under its direction companies in which it holds an interest and/or restrict its activities to the management of the interest(s) and to conclude inter-company agreements (Unternehmensverträge) of any kind as well as to spin off or transfer its business, in whole or in part, to companies in which it has a majority interest.

The Company may restrict its activities to the partial performance of the corporate purpose.

17.4	Group Structure

The Company is the parent company of TLG. TLG’s consolidated financial statements include all material subsidiaries whose financial and business policy can be controlled by the Company, either directly or indirectly, and the equity interests of TLG whose financial and business policy can be influenced by TLG to a significant extent. As of the date of publication of this Prospectus, the group of consolidated companies includes six direct and two indirect subsidiaries of the Company.

17.5	The Company’s Subsidiaries

The following table provides further information on the Company’s eight consolidated subsidiaries and three wholly-held, but not yet consolidated subsidiaries of the Company (which were incorporated in May 2017):

Name and country of incorporation	Company share of capital(1)	Issued capital	Capital reserves	Net income/loss(2)		Payables to the Company	Receivables from the Company
		(as of December 31, 2016, unless otherwise specified)
		(unaudited and in EUR thousand, unless otherwise specified)
		(in accordance with HGB, unless otherwise specified)
Hotel de Saxe an der Frauenkirche GmbH, Germany(3)	100.0	25.0	21,000	1,175		868	0
TLG Beteiligungsgesellschaft Eins mbH & Co. KG, Germany(4)	100.0	1.0	–	–		–	–
TLG Beteiligungsgesellschaft Zwei mbH & Co. KG, Germany(4)	100.0	1.0	–	–		–	–
TLG Beteiligungsgesellschaft Drei mbH & Co. KG, Germany(4)	100.0	1.0	–	–		–	–
TLG CCF GmbH, Germany(5)	100.0	25.0	94,000	–	(13)	3,913	0
TLG CCF S.C.S., Luxembourg(6)(7)	100.0	34,973.5	0	164		63	2,291
TLG FAB S.à r.l., Luxembourg(6)(8)	94.9	12.5	33,652	1,986		6	–
TLG Fixtures GmbH, Germany(9)	100.0	25.0	335	(0)		65	50
TLG MVF GmbH, Germany(10)	100.0	25.0	73,000	–	(13)	2,401	0
TLG MVF S.C.S., Luxembourg(6)(11)	100.0	24,611.9	0	255		13	1,049
TLG Sachsen Forum GmbH, Germany(12)	100.0	25.0	24,000	79		760	4

(1)	In % directly or indirectly held.

(2)	For the fiscal year ended December 31, 2016.

(3)	Hotel de Saxe an der Frauenkirche GmbH holds the Steigenberger Hotel de Saxe property.

(4)	Given that the entity was founded in May 2017, it has not prepared any accounts yet. It has not been consolidated in the consolidated financial statements of the Company.

(5)	TLG CCF GmbH holds all the shares in TLG CCF S.C.S.

(6)	In accordance with generally accepted accounting practices in Luxembourg.

(7)	TLG CCF S.C.S. holds the Campus Carré property.

(8)	TLG FAB S.à r.l. holds the Forum am Brühl property.

(9)	TLG Fixtures GmbH owns the facilities (Betriebseinrichtungen) of the Campus Carré and Olof-Palme-Straße 35 properties.

(10)	TLG MVF GmbH holds all the shares in TLG MVF S.C.S.

(11)	TLG MVF S.C.S. holds the Olof-Palme-Straße 35 property.

(12)	TLG Sachsen Forum GmbH holds the Sachsen Forum properties.

(13)	Fiscal year ends June 30. Given that the company was established during the year 2016, it was not required to prepare any financial statements yet.

As of March 31, 2017, no amount was outstanding under the issued share capital for each of the above listed subsidiaries.

17.6	Statutory Auditor

Ernst & Young Wirtschaftsprüfungsgesellschaft GmbH, Stuttgart, office Berlin, Friedrichstraße 140, 10117 Berlin, Germany, was appointed as the statutory auditor of the Company for the fiscal years ended December 31, 2014, 2015 and 2016. EY audited the Company’s consolidated financial statements prepared in accordance with IFRS and pursuant to Section 315a para. 1 HGB the additional requirements of German commercial law as of and for the fiscal years ended December 31, 2014, 2015 and 2016 and the Company’s unconsolidated financial statements prepared in accordance with HGB as of and for the fiscal year ended December 31, 2016 in accordance with Section 317 HGB and generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V.) and issued in each case an unqualified audit opinion (uneingeschränkter Bestätigungsvermerk). EY is a member of the Chamber of Public Auditors (Wirtschaftsprüferkammer), Rauchstraße 26, 10787 Berlin, Germany.

17.7	Notifications; Paying Agent

In accordance with Section 3 para. 1 of the Articles of Association, the Company’s notifications are published in the German Federal Gazette (Bundesanzeiger), unless mandatory statutes provide otherwise.

The paying agent is COMMERZBANK Aktiengesellschaft. The mailing address of the paying agent is COMMERZBANK Aktiengesellschaft, Kaiserstraße 16 (Kaiserplatz), 60311 Frankfurt am Main, Germany.

17.8	Designated Sponsor

ODDO SEYDLER BANK AG and COMMERZBANK Aktiengesellschaft have been appointed as designated sponsors for the Company’s shares. Designated sponsors place limited buy and sell orders for the Company’s shares and thereby achieve greater liquidity in the market for the shares.

18.     DESCRIPTION OF SHARE CAPITAL OF TLG IMMOBILIEN AG

AND APPLICABLE REGULATIONS

18.1	Current Share Capital; Shares

The Company’s share capital currently amounts to EUR 74,175,558.00. It is divided into 74,175,558 bearer shares with no par-value (Stückaktien), each such share with a notional value of EUR 1.00. The share capital has been fully paid up. The shares were created pursuant to German law.

18.2	Development of the Share Capital since the Company’s Foundation

The share capital of the Company has developed as follows:

•

On June 18, 1991, the Company, which was incorporated at that time in the legal form of a limited liability company (Gesellschaft mit beschränkter Haftung), had a share capital of DM 50,000.00. By merger agreement dated August 14, 1996, the Company was merged with TLG Treuhand Liegenschaftsgesellschaft and the share capital was increased by DM 99,950,000.00 to DM 100,000,000.00. The merger was registered in the commercial register on August 30, 1996.

•

By resolution of the shareholders’ meeting of the Company held on July 26, 2002, the Company’s share capital was redenominated into euro and increased from EUR 51,129,188.12 by EUR 870,811.88 to EUR 52,000,000.00. The capital increase was registered in the commercial register on August 21, 2002.

•

By resolution of the extraordinary shareholders’ meeting of October 22, 2014, the Company’s share capital was increased against contribution in cash in connection with TLG’s IPO by up to EUR 9,302,326.00. The capital increase was implemented in an amount of EUR 9,302,326.00 and registered in the commercial register on October 23, 2014, thereby increasing the share capital to EUR 61,302,326.00.

•

On November 17/18, 2015, the Management Board, with the approval of the Supervisory Board, resolved to increase the Company’s share capital against contribution in cash from EUR 61,302,326.00 by EUR 6,130,000.00 to EUR 67,432,326.00 by issuing 6,130,000 no par-value bearer shares of the Company, thereby utilizing a part of the Company’s Authorized Capital 2014/II. The shareholders’ subscription rights were excluded and the implementation of the capital increase was registered in the commercial register on November 19, 2015.

•

On January 30/31, 2017, the Management Board, with the approval of the Supervisory Board, resolved to increase the Company’s share capital against contribution in cash from EUR 67,432,326.00 by EUR 6,743,232.00 to EUR 74,175,558.00 by issuing 6,743,232 no par-value bearer shares of the Company, thereby utilizing a part of the Company’s authorized capital 2016. The shareholders’ subscription rights were excluded and the implementation of the capital increase was registered in the commercial register on January 31, 2017.

•

On May 10, 2017, the Management Board, with the approval of the Supervisory Board, resolved to increase the Company’s share capital against contribution in kind from EUR 74,175,558.00 by up to EUR 24,521,163 to up to EUR 98,696,721.00 by issuing up to 24,521,163 no par-value bearer shares of the Company, thereby utilizing part of the Authorized Capital 2014/II, in order to create the Offer Shares. The shareholders’ subscription rights were excluded. The capital increase is expected to be registered in the commercial register in connection with the completion of the Offer.

18.3	Authorized Capital

As of the date of publication of this Prospectus, the Company has two authorized capitals with a total amount of EUR 37,087,779.00, consisting of:

•	the Authorized Capital 2014/II pursuant to Sections 6.1 to 6.3 of the Articles of Association with a remaining amount of EUR 24,521,163.00; and

•	the authorized capital 2017 pursuant to Sections 6.4 to 6.6 of the Articles of Association in an amount of EUR 12,566,616.00 (the “Authorized Capital 2017”).

By resolution of the extraordinary shareholders’ meeting of the Company of October 22, 2014, the Company’s shareholders authorized the Management Board until October 21, 2019, subject to the consent of the Supervisory Board, to increase the Company’s share capital by up to EUR 30,651,163.00, once or in several instances, by issuing up to 30,651,163 new bearer shares with no par-value (Stückaktien) against contributions in cash and/or in kind. Following partial utilization of the Authorized Capital 2014/II in an amount of EUR 6,130,000.00 (see “18.2 Development of the Share Capital since the Company’s Foundation”), according to Section 6 para. 1 of the Articles of Association, the remaining authorization amounts to EUR 24,521,163.00 (Authorized Capital 2014/II).

By resolution of the shareholders’ meeting of the Company of May 23, 2017, the Management Board is authorized, with the consent of the Supervisory Board, to increase the share capital of the Company until May 22, 2022 by up to EUR 12,566,616.00, once or in several instances, by issuing up to 12,566,616 new bearer shares with no par-value (Stückaktien) against contributions in cash (Authorized Capital 2017).

When utilizing the Authorized Capital 2014/II and the Authorized Capital 2017, shareholders are to be granted subscription rights. However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the subscription rights of the shareholders for one or more capital increases from the authorized capital:

•	in order to exclude fractional amounts from subscription rights; and

•

for the issuance of shares against cash contributions, if the issuing price of the new shares is not significantly below the market price of the shares already listed on a stock exchange (within the meaning of Section 203 para. 1 and 2 and Section 186 para. 3 sentence 4 AktG) and the portion of the share capital attributable to the new shares issued with an exclusion of subscription rights does not exceed a total of 10% of the share capital, neither at the time when the authorization takes effect nor at the time when the authorized share capital is utilized.

With respect to the Authorized Capital 2014/II, the Management Board is also authorized, with the consent of the Supervisory Board, to exclude subscription rights:

•

if necessary, in order to grant holders of conversion or option rights from or in connection with profit-sharing rights or bonds with conversion rights or warrants, or creditors of mandatory convertible bonds, which are or are to be issued by the Company, a dependent subsidiary or a subsidiary in which the Company holds a majority interest, subscription rights to newly issued bearer shares with no par-value (Stückaktien) of the Company to the extent they would be entitled thereto upon exercise of their conversion or option rights or upon fulfillment of any mandatory conversion or to the extent the Company may elect to grant shares instead of the payment of a due amount under such bonds or rights; and

•

for the issuance of shares against contributions in kind, including for, but not limited to, the purpose of acquiring (also indirectly) businesses, parts of businesses or participations in businesses or other assets (including receivables) in connection with an acquisition project, real properties and real estate portfolios, or for the fulfillment of conversion or option rights or conversion obligations from or in connection with profit sharing rights or bonds with conversion rights or warrants, or creditors of mandatory convertible bonds or a combination of these instruments that are issued against contribution in kind.

18.4	Conditional Capital

According to Section 7 of the Articles of Association, the capital stock of the Company is conditionally increased by up to EUR 37,087,779.00 through the issuance up to 37,087,779 new no par-value bearer shares (Stückaktien). The conditional capital increase is only to be effected insofar as holders of conversion or option rights from or in connection with profit sharing rights or bonds with conversion rights or warrants, or creditors of mandatory convertible bonds (or a combination of these instruments), which have been issued or guaranteed on the basis of the authorization by the shareholders’ meeting held on May 23, 2017, by the Company, a dependent subsidiary or a subsidiary in which the Company holds a majority interest, exercise their conversion rights or options or fulfill their conversion obligations, or to the extent the Company exercises an election right to, in whole or in part, deliver shares in lieu of payment of due amounts.

The Management Board is authorized, with consent of the Supervisory Board, once or several times, to issue bearer or registered convertible bonds, option bonds, participation rights, and/or profit participation bonds (and combinations of these instruments) until May 22, 2022, up to a total nominal value of EUR 750,000,000.00 with or without fixed terms, and to grant creditors or owners of bonds conversion or option rights to shares of the Company with a pro rata amount of the registered share capital of up to EUR 37,087,779.00.

The shareholders have subscription rights for such bonds or rights. However, the subscription rights can be excluded:

•	in order to exclude fractional amounts;

•

as far as it is necessary, in order to grant the owners of bonds that were already or will be issued by the Company or one of the companies dependent or directly or indirectly majority-owned by it, subscription rights to the extent they would be granted after exercising their option or conversion rights or after fulfilling conversion or option obligations as shareholders;

•

for bonds with rights to shares up to a pro rata amount of 10% of the Company’s registered share capital (also taking into account other issuances made under the exclusion of subscription rights), as far as the bonds are issued with conversion or option rights or conversion or option duties against cash payment and the issue price is not significantly below the theoretical value of the partial debentures determined via recognized actuarial methods; and

•	to the extent bonds are issued against contributions in kind, insofar as the value of the contribution in kind is in proportion to the market value of the bonds.

The authorization to exclude subscription rights is limited to a total amount that does not exceed 20% of the Company’s registered share capital (also taking into account other issuances made under the exclusion of subscription rights during the authorization period), neither on the effective date nor at the time of exercising this authorization.

18.5	Purchase of Own Shares

Neither does the Company currently hold any of its own shares, nor does a third party hold any shares of the Company on behalf or for account of the Company.

The Company’s extraordinary shareholders’ meeting held on September 25, 2014 authorized the Management Board through September 24, 2019, provided it complies with the legal requirement of equal treatment, to purchase the Company’s own shares, up to a total of 10% of the Company’s share capital, (including share capital already held or attributable pursuant to the AktG).

The shares may be purchased:

•	on the stock exchange;

•	by a public offer to all shareholders;

•	by the issuance of tender rights (Andienungsrechte) on a pro rata basis to the shareholders; or

•	by means of derivatives.

The own shares may not be used for trading on the market. The Management Board is authorized to cancel (einziehen) the shares or to use them with the Supervisory Board’s consent – and, regarding the use of own shares of the members of the Management Board, the Supervisory Board is authorized – as follows:

•

by selling the purchased shares through an offer to all shareholders or public invitation to submit offers for sale under the condition, that the shares are sold for cash consideration and the consideration does not significantly fall short of the market price at the time of the sale, provided that the purchased shares so sold do not exceed 10% of the share capital of the Company, neither on the effective date nor at the time of exercising this authorization, and

•	by transferring the purchased shares to third parties against consideration in kind, and

•

to offer, promise or transfer the purchased shares to members of the Management Board, employees of the Company and affiliated companies as well as to members of the management of affiliated companies; this includes the authorization to transfer the shares free of charge or at preferential terms in connection with employee stock participation programs; the authorization can also be granted to a financial institution or an equal company with the obligation to only offer, promise or transfer the shares to members of the Management Board, employees of the Company and affiliated companies as well as to members of the management of affiliated companies.

If the purchased own shares are sold in a public offering to all shareholders, complying with the legal requirement of equal treatment, the Management Board is authorized, conditional to the consent of the Supervisory Board, to exclude the subscription rights of the existing shareholders with respect to fractional shares.

18.6	General Provisions Governing a Liquidation of the Company

The Company may be liquidated only with a vote of at least 75% of the share capital represented at the shareholders’ meeting at which such a vote is taken. Furthermore, the commencement of insolvency proceedings regarding the assets of the Company, the rejection of insolvency proceedings for insufficient assets to cover the costs of the proceeding, cancellation for lack of funds and a final decision of the registry court about a material defect in the Articles of Association, among other factors, may lead to the cancellation of the Company. Pursuant to the AktG, in the event of the Company’s liquidation, any assets remaining after all of the Company’s liabilities have been settled will be distributed among the shareholders in proportion to their shareholdings. The AktG provides certain protections for creditors which must be observed in the event of liquidation.

18.7	General Provisions Governing a Change in the Company’s Share Capital

Under the AktG, a German stock corporation requires a shareholders’ meeting resolution passed by a majority of at least 75% of the share capital represented at the vote to increase its share capital. However, the articles of association can provide – as the Company’s Articles of Association do – that, instead of the 75% majority of the share capital represented at the vote, a simple majority of the share capital represented at the vote suffices to increase the share capital.

The shareholders’ meeting can also create authorized capital. This requires a resolution passed by a majority of at least 75% of the share capital represented at the vote, authorizing the management board to issue a specific quantity of shares within a period not exceeding five years. The nominal amount may not exceed 50% of the share capital existing at the time the authorization is granted.

In addition, the shareholders’ meeting can create contingent capital by a resolution passed with a majority of at least 75% of the share capital represented at the vote for the purposes of: (i) granting conversion or subscription rights to holders of convertible bonds or other securities granting a right to subscribe for shares; (ii) issuing shares as consideration to prepare for a merger with other companies; or (iii) granting subscription rights to managers and employees of the Company or an affiliated company by way of an approval resolution or authorization resolution. The nominal amount of contingent capital may not exceed 10% of the share capital at the time the resolution is passed in cases where it is being created to issue shares to managers and employees of the Company or an affiliated company, and may not exceed 50% in all other cases.

Resolutions to reduce share capital require a 75% majority of the share capital represented at the vote.

18.8	General Provisions Governing Subscription Rights

In principle, the AktG grants all shareholders the right to subscribe for new shares to be issued in a capital increase. The same applies to convertible bonds, bonds with warrants, profit participation rights and participating bonds. Subscription rights are freely transferable and may be traded on German stock exchanges for a prescribed period before the deadline for subscription expires. However, shareholders do not have a right to request admission to trading of subscription rights. The shareholders’ meeting may, subject to a majority of at least 75% of the share capital represented at the vote, resolve to exclude subscription rights. Exclusion of shareholders’ subscription rights, wholly or in part, also requires a written report from the Management Board, justifying the exclusion to the shareholders’ meeting; the report must substantiate the proposed issuing price. Excluding shareholders’ subscription rights when new shares are issued is specifically permissible where:

•	the company is increasing share capital against cash contributions;

•

the amount of the capital increase of the issued shares with no subscription rights does not exceed 10% of the share capital at issue, neither at the time when the authorization takes effect nor at the time when it is authorized; and

•	the price at which the new shares are being issued is not materially lower than the stock exchange price.

18.9	Exclusion of Minority Shareholders

18.9.1.1	Squeeze-Out under Stock Corporation Law

Under Sections 327a et seq. AktG, which governs the so-called “squeeze-out under stock corporation law”, upon the request of a shareholder holding 95% of the shares of a company’s share capital (“Majority Shareholder”), the shareholders’ meeting of a stock corporation may resolve to transfer the shares of minority shareholders to the Majority Shareholder against payment of adequate exit compensation in cash. The amount of the cash payment that must be offered to minority shareholders has to reflect “the circumstances of the Company” at the time the shareholders’ meeting passes the resolution. Decisive for the amount of the cash payment is the full value of the company, which is generally determined using the capitalized earnings method. The minority shareholders are entitled to file for a valuation proceeding (Spruchverfahren), in the course of which the appropriateness of the cash payment is reviewed by the court.

18.9.1.2	Squeeze-Out and Tender Rights under Takeover Law

Under Sections 39a and 39b WpÜG, in case of a so-called “squeeze-out under takeover law,” an offeror holding at least 95% of the voting share capital of a target company (as defined in the German Securities Acquisition and Takeover Act) after a takeover bid or mandatory offer, may, within three months of the expiry of the deadline for acceptances, petition the regional court (Landgericht) of Frankfurt am Main for a court order transferring the remaining voting shares to it against the payment of adequate compensation. A resolution passed by the shareholders’ meeting is not required. The consideration paid in connection with a takeover or a mandatory bid is considered adequate if the offeror has obtained at least 90% of the share capital that was subject to the offer. The nature of the compensation must be the same as the consideration paid under the takeover bid or mandatory offer; a cash alternative must always be offered.

In addition, after a takeover bid or mandatory offer, shareholders in a target company who have not accepted the offer may do so up to three months after the deadline for acceptances has expired (Section 39c WpÜG), provided the offeror is entitled to petition for the transfer of the outstanding voting shares in accordance with Section 39a of the German Securities Acquisition and Takeover Act. The provisions for a squeeze-out under stock corporation law cease to apply once an offeror has petitioned for a squeeze-out under takeover law, and only apply again when these proceedings have been definitively completed.

18.9.1.3	Squeeze-Out under Reorganization Law

Pursuant to the provisions of Section 62 para. 5 of the German Reorganization and Transformation Act (Umwandlungsgesetz), within three months after the conclusion of a merger agreement, the shareholders’ meeting of a transferring company may pass a resolution according to Section 327a para. 1 sentence 1 AktG (i.e., a resolution on the transfer of the shares held by the remaining shareholders (minority interests) to the transferee company (Majority Shareholder) in exchange for an adequate cash settlement, if the Majority Shareholder holds at least 90% of the share capital). The result of this “squeeze-out under reorganization law” is the exclusion of the minority shareholders in the transferring company. The entitlement to consideration is based on the provisions of Sections 327a et seq. AktG.

18.9.1.4	Integration

Under Sections 319 et seq. AktG, the shareholders’ meeting of a stock corporation may vote for integration (Eingliederung) with another stock corporation that has its registered office in Germany, provided the prospective parent company holds at least 95% of the shares of the company to be integrated. The former shareholders of the integrated company are entitled to adequate compensation, which must generally be provided in the form of shares in the parent company. Where the compensation takes the form of own shares in the parent company, it is considered appropriate if the shares are issued in the same proportion as shares of the parent company would have been issued per share in the company integrated if a merger had taken place. Fractional amounts may be paid out in cash.

18.10	Shareholder Notification Requirements; Mandatory Takeover Bids; Managers’ Transactions

Since the shares of the Company are admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission the sub-segment of the regulated market with additional post-admission obligations (Prime Standard), the Company is subject to the provisions of the WpHG, governing, inter alia, shareholder notification requirements relating to voting rights, the provisions of the WpÜG, which cover the requirements for and the implementation of mandatory offers, the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (“MAR”) governing, inter alia, managers’ obligations to disclose transactions in the Company’s shares, debt instruments, related derivatives or other related financial instruments.

18.10.1.1	Notification Requirements of Shareholders

18.10.1.1.1	Notification Thresholds and Attribution Rules

Pursuant to Section 21 para. 1 WpHG, anyone who acquires, sells or whose shareholding in any other way reaches, exceeds or falls below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the total number of voting rights in the Company, is required to notify the Company and BaFin at the same time. Notifications must be submitted without undue delay, and no later than within four trading days. The four-day notification period commences at the time the person or entity subject to the notification requirement has knowledge of or, in consideration of the circumstances, should have had knowledge of his proportion of voting rights reaching, exceeding or falling below the aforementioned thresholds. The WpHG contains a conclusive presumption that the person or entity subject to the notification requirement has knowledge two trading days after such an event occurs. Moreover, a person or entity is deemed to already hold shares as of the point in time such person or entity has an unconditional and due claim or obligation of transfer related to such shares. If a threshold has been reached or crossed due to a change in the total number of voting rights, the notification period commences at the time the person or entity subject to the notification requirement has knowledge about such change, or upon the publication of the revised total number of voting rights by the Company, at the latest.

In connection with these requirements, Section 22 WpHG contains various attribution rules. For example, voting rights attached to shares held by a subsidiary are attributed to its parent company. Similarly, voting rights attached to shares held by a third party for the account of a person or entity are attributed to such person or entity. Voting rights which a person or entity is able to exercise as a proxy according to such person’s or entity’s discretion are also attributed to such person or entity. Furthermore, any coordination by a person or entity with a third party on the basis of an agreement or in any other way generally results in an attribution of the full amount of voting rights held by, or attributed to, the third party as well as to such person or entity. Such acting in concert generally requires a consultation between the person or entity subject to the notification requirement or its subsidiary and the third party on the exercise of voting rights or other efforts designed to effect a permanent and material change in the business strategy of the Company. Accordingly, the exercise of voting rights does not necessarily have to be the subject of acting in concert. Coordination in individual cases, however, is not considered as acting in concert.

Except regarding the 3% threshold, similar notification requirements towards the Company and BaFin exist, of the aforementioned thresholds are reached, exceeded or undercut, because the shareholder holds (financial) instruments that (i) confer to him (a) the unconditional right to acquire already issued shares of the Company to which voting rights are attached when due or (b) discretion to exercise his right to acquire such shares, or (ii) relating to such shares and having a similar economic effect as the aforementioned instruments, whether or not conferring a right to a physical settlement. Thus, the latter mentioned notification requirement also applies, for example, to share swaps with cash considerations and contracts for difference. In addition, again except for the 3% threshold, there exists a notification requirement towards the Company and BaFin if the sum of the voting rights from shares and (financial) instruments held or attributed to a person or entity reaches, exceeds or falls below the aforementioned thresholds.

18.10.1.1.2	Exceptions to Notification Requirements

There are certain exceptions to the notice requirements. For example, a company is exempt from its notification obligation if its parent company, or if its parent company is itself a subsidiary, the parent’s parent company, has filed a group notification pursuant to Section 24 para. 1 WpHG. Moreover, shares or instruments held by a credit institution or a credit securities services company with a registered seat in the European Union or in a non-European Union member state that is a party to the Agreement in the EEA are not taken into account for determining the notification obligation or proportion of voting rights held, provided (i) they are held in such credit institution’s or credit securities services company’s trading book, (ii) they amount to no more than 5% of the voting shares, do not grant the right to acquire more than 5% of the voting shares, or do not have a similar economic effect and (iii) it is ensured that the voting rights held by them are not exercised or otherwise made use of.

18.10.1.1.3	Fulfilment of Notification Requirements

If any notification obligation is triggered, the notifying person or entity is required to fully complete the notification form set forth as an authoritative annex to the Securities Trading and Insider List Regulation (Wertpapierhandelsanzeige- und Insiderverzeichnisverordnung). The notice can be submitted either in German or English, in writing or via facsimile. The notice must include, irrespective of the event triggering the notification, (i) the number and proportion of voting rights, (ii) the number and proportion of instruments and (iii) the aggregate number and proportion of voting rights and instruments held by or attributed to the notifying person or entity. In addition, the notice must include certain attribution details, among other things, the first name and surname of the notifying individual or the legal name, seat and state of origin of a notifying entity, the event triggering the notification, the date on which the threshold was reached or crossed and, if voting rights or instruments are attributed.

As a domestic issuer, the Company must publish such notices without undue delay, but no later than three trading days of receipt, via media outlets or outlets where it can be assumed that the notice will be disseminated in the entire European Union and in the non-European Union member states that are parties to the EEA. The Company must also transmit the publication to BaFin, specifying the time of publication and the media used and to the German Company Register (Unternehmensregister) for storage.

18.10.1.1.4	Consequences for Violation of Notification Requirements

Rights of shares held by shareholders or from which voting rights are attributed to the shareholders, do not exist for the time, for which the notification requirements regarding the held or attributed voting rights from shares, directly or indirectly held (financial) instruments or regarding the amount of shares and (financial) instruments held are not fulfilled or not fulfilled accordingly. This particularly applies to dividend, voting and subscription rights. This does not apply to entitlements to dividend and liquidation gains if the notifications were not omitted willfully and have since been made. If the shareholder fails to disclose the correct proportion of voting rights held and the shareholder acted willfully or was grossly negligent, the rights attached to shares held by or attributed to such shareholder do not exist for a period of six months after such shareholder has correctly filed the necessary notification, except if the variation was less than 10% of the actual voting right proportion and no notification with respect to reaching, exceeding or falling below the aforementioned thresholds, including the 3% threshold, was omitted. In addition, a fine may be imposed for failure to comply with notification obligations.

18.10.1.1.5	Special Notification Requirements for more than 10% of the Voting Rights

A shareholder who reaches or exceeds the threshold of 10% of the voting rights, or a higher threshold, is obligated to notify the issuer within 20 trading days regarding the objective being pursued through the acquisition of voting rights, as well as regarding the source of the funds used for the purchase. Changes in those objectives must also be reported within 20 trading days. The Articles of Association have not made use of the option to release shareholders from this disclosure obligation. In calculating whether the 10% threshold has been reached or exceeded, the attribution rules mentioned above apply.

18.10.1.2	Mandatory Offers

Furthermore, pursuant to the WpÜG, every person whose share of voting rights reaches or exceeds 30% of the voting rights of the Company is obligated to publish this fact, including the percentage of its voting rights, within seven calendar days by publication on the Internet and by means of an electronically operated system for disseminating financial information. The WpÜG contains a series of provisions intended to ensure the attribution of shareholdings to the person who actually controls the voting rights connected with the shares.

After the share of voting rights exceeds 30% of the voting rights of the Company, such shareholder is required to make a mandatory public offer to all shareholders of the Company. BaFin may grant, under certain conditions, an exemption from this rule. If the shareholder fails to give notice of reaching or exceeding the 30% threshold or fails to submit the mandatory offer, the shareholder is barred from exercising the rights associated with these shares (including voting rights and, in case of willful failure to send the notice and failure to subsequently send the notice in a timely fashion, the right to dividends) for the duration of the delinquency. A fine may also be imposed in such cases.

18.10.1.3	Transactions Undertaken for the Own Account of a Person with Management Duties

A person discharging managerial responsibilities within the meaning of Article 3 para. 1 no. 25 MAR (i.e., the members of the Management Board and the Supervisory Board) has to notify the Company and BaFin of transactions undertaken for their own account relating to the shares of such issuer or to financial instruments based on such shares (subject to a EUR 5,000 de-minimis exception per calendar year for all such transactions). This also applies to persons closely associated with a person discharging managerial responsibilities within the meaning of Article 3 para. 1 no. 26 MAR. Such notifications shall be made promptly and no later than three Business Days after the date of the respective transaction. The Company shall ensure that such notifications are made public promptly and no later than three Business Days after the respective transaction.

18.11	EU Short Selling Regulation (Ban on Naked Short-Selling)

Regulation (EU) No. 236/2012 of the European Parliament and of the Council of March 14, 2012 on short selling and certain aspects of credit default swaps (the “EU Short Selling Regulation”), the European Commission’s delegated regulation for the purposes of detailing it, and the German EU Short Selling Implementation Act (EU-Leerverkaufs-Ausführungsgesetz) of November 15, 2012 only permit the short selling of shares when specific criteria are met. Under the provisions of the EU Short Selling Regulation, significant net short selling positions in shares must be reported to BaFin and also published if they exceed a specific percentage. The reporting and publication process is detailed in the German Regulation on Net-Short Positions (Netto-Leerverkaufspositionsverordnung) of December 17, 2012. The net short-selling positions are calculated by offsetting the short positions a natural person or legal entity has in the shares issued by the issuer concerned with the long positions it has in this capital. The details are regulated in the EU Short Selling Regulation and the other regulations the European Commission enacted on short-selling to specify it. In certain situations described in detail in the EU Short Selling Regulation, BaFin may restrict short selling and comparable transactions.

19.     DESCRIPTION OF THE GOVERNING BODIES OF TLG IMMOBILIEN AG

19.1	Overview

The Company’s corporate bodies are the Management Board, the Supervisory Board and the shareholders’ meeting. The powers and responsibilities of these corporate bodies are governed by the AktG, the Articles of Association and the rules of procedure of the Management Board and the Supervisory Board.

The Management Board conducts the Company’s business in accordance with the law, the Articles of Association and the rules of procedure of the Management Board, taking into account the resolutions of the shareholders’ meeting. The Management Board represents the Company in its dealings with third parties. The Management Board is required to introduce and maintain appropriate risk management and risk controlling measures, in particular setting up a monitoring system in order to ensure that any developments potentially endangering the continued existence of the Company may be identified early. Furthermore, the Management Board must report regularly to the Supervisory Board of the performance and the operations of the Company. In addition, the Management Board is required to present to the Supervisory Board, no later than at the last Supervisory Board meeting of each fiscal year, certain matters of business planning (including financial investment and personnel planning) for the following fiscal year for approval by the Supervisory Board. Furthermore, as regards all matters of particular significance to the Company, each member of the Management Board who becomes aware of such matters must immediately report these matters, verbally or in writing, to the chairman and the vice chairman of the Supervisory Board or to all members of the Supervisory Board. Significant matters also include any development or event at an affiliated company of which the Management Board has become aware and that could have a material influence on the Company’s position.

The Supervisory Board appoints the members of the Management Board and has the right to remove them for good cause. Simultaneous membership on the Management Board and the Supervisory Board is prohibited. The Supervisory Board advises the Management Board in the management of the Company and monitors its management activities. The Management Board may not transfer management tasks to the Supervisory Board. However, pursuant to the rules of procedure of the Management Board, the Management Board must obtain the consent of the Supervisory Board for certain transactions or measures, in particular transactions or measures that entail fundamental changes to the Company’s net assets, financial position or results from operations.

The members of the Management Board and of the Supervisory Board owe duties of loyalty and due care to the Company. In discharging these duties, the members of the governing bodies have to take into account a broad range of interests, in particular those of the Company, its shareholders, employees and creditors. The Management Board must also take into account the rights of shareholders to equal treatment and equal information. If the members of the Management Board or Supervisory Board fail to discharge their duties, they are jointly and severally liable for damages to the Company. A directors’ and officers’ (“D&O”) insurance policy, which provides for a deductible, protects the Management Board and Supervisory Board members against claims for damages.

Under the AktG, neither individual shareholders nor any other person may use its influence on the Company to cause a member of the Management Board or Supervisory Board to act in a manner that would be detrimental to the Company. People using their influence to cause a member of the Management Board or Supervisory Board, a holder of a general commercial power of attorney or an authorized agent to act in a manner causing damage to the Company or its shareholders, are liable to compensate the Company for any resulting losses if they have acted in violation of their obligation to use due care. Moreover, in this case, the members of the Management Board and Supervisory Board are jointly and severally liable in addition to the person using its influence if they have acted in breach of their obligations towards the Company.

Generally, an individual shareholder may not take court action against members of the Management Board or Supervisory Board if he believes that they have acted in breach of their duties to the Company and, as a result, the Company has suffered losses. Claims of the Company for damages against the members of the Management Board or Supervisory Board may generally only be pursued by the Company itself; in the case of claims against members of the Supervisory Board, the Company is represented by the Management Board, and, in case of claims against members of the Management Board, it is represented by the Supervisory Board. Pursuant to a ruling by the German Federal Court of Justice (Bundesgerichtshof), the Supervisory Board must bring claims that are likely to succeed against members of the Management Board unless significant considerations of the Company’s well-being, which outweigh or are at least equivalent to those in favor of such claim, render such a claim inadvisable. Claims against the Management Board or Supervisory Board must be asserted if the shareholders’ meeting adopts a resolution to this effect by a simple majority.

Shareholders whose joint holdings equal or exceed 10% of the share capital or the pro-rata amount of EUR 1.0 million may petition the court to appoint a representative to pursue their claims for damages. Furthermore, shareholders whose joint holdings equal or exceed 1% of the share capital or a proportionate interest of EUR 100,000.00 of the share capital at the time the petition is submitted may petition in their own name for a claim for damages to be heard by the regional court (Landgericht) where the Company has its registered office. For such a claim to be heard, the Company must have failed to make a claim when called on to do so by the shareholders’ meeting within an appropriate deadline set by them, and facts must have come to light justifying the suspicion that the Company has sustained damages as a consequence of dishonesty or of a flagrant breach of the law or of the Articles of Association and there are no significant grounds relating to the welfare of the Company outweighing such claim. The Company is entitled to bring a claim for damages itself at any time, and any pending application or claim on the part of the shareholders is barred once the Company does so.

The Company may only waive or settle a claim for damages against board members if at least three years have elapsed since the vesting of the claim, so long as the shareholders’ meeting approves the waiver or settlement by a simple majority unless shareholders, whose aggregate shareholdings amount to at least 10% of the share capital record an objection to such resolution in the minutes of the shareholders’ meeting.

19.2	Management Board

19.2.1	Current Composition of the Management Board

Pursuant to Section 8 para. 1 and 2 of the Articles of Association, the Management Board must consist of at least two persons and the Supervisory Board determines the exact number of the members of the Management Board. The Supervisory Board may appoint a Management Board member as chairman of the Management Board and another member as deputy chairman. Currently, the Management Board consists of two members.

Reappointment or extension, each for a maximum period of up to five years, is permissible. The Supervisory Board may revoke the appointment of a Management Board member prior to the expiration of his or her term for good cause, such as a gross breach of fiduciary duty, or if the shareholders’ meeting passes a vote of no confidence with respect to such member, unless the no-confidence vote was clearly unreasonable. The Supervisory Board is also responsible for entering into, amending and terminating employment agreements with members of the Management Board and, in general, for representing the Company in and out of court against the Management Board.

Pursuant to Section 10 of the Articles of Association, the Company is represented vis-à-vis third parties and in court proceedings by two members of the Management Board or a member of the Management Board jointly with an authorized signatory (Prokurist). The Supervisory Board may determine that all or specific members of the Management Board are authorized to represent the Company individually.

The table below lists the current members of the Management Board:

Name	Age	Member since	Appointed until	Responsibilities
Peter Finkbeiner	48	2013	2018	Finance, Investor Relations, Controlling, Accounting, Legal, IT/Organization, Human Resources, Auditing Division

Niclas Karoff	46	2010	2018	Portfolio Management, Operational Activities (Acquisitions and Sales, Asset and Property Management, Project Development), Marketing/Public Relations, Auditing Division

The following description provides summaries of the curricula vitae of the current members of the Management Board and indicates their principal activities outside TLG to the extent that those activities are significant with respect to TLG.

Peter Finkbeiner was born October 25, 1968 in Stuttgart.

Mr. Finkbeiner previously headed European asset management at Hudson Advisors. Prior to 2005, he worked several years in banking, corporate finance and private equity with Deutsche Bank, KPMG and DZ Equity Partner. Mr. Finkbeiner obtained a masters degree in economics (Diplom-Ökonom).

Alongside his office as a member of the Management Board, Mr. Finkbeiner is not and has not been a member of the administrative, management or supervisory bodies of and/or a partner in companies and partnerships outside TLG within the last five years.

Niclas Karoff was born February 7, 1971 in Berlin.

Mr. Karoff was previously a board member of HSH Real Estate AG. Prior to 2008, he worked several years in M&A and corporate finance, including with accounting and consulting firm BDO. Mr. Karoff obtained a masters degree in business administration (Diplom-Kaufmann (FH)).

Alongside his office as a member of the Management Board, Mr. Karoff is also the Speaker for the Regional Board of German Property Federation ZIA for East Germany (including Berlin). Besides that, Mr. Karoff is not and has not been a member of the administrative, management or supervisory bodies of and/or a partner in companies and partnerships outside TLG within the last five years.

The members of the Management Board may be reached at the Company’s office at Hausvogteiplatz 12, 10117 Berlin, Germany (telephone: +49 (0) 30-2470-50).

19.2.2	Management Service Agreements

The current service agreements between the Company and the two members of the Management Board, Mr. Finkbeiner and Mr. Karoff, are dated September 19/22, 2014. The management service agreements have a term until December 31, 2018.

19.2.3	Compensation and Other Benefits of the Members of the Management Board

The remuneration system for the members of the Management Board factors in the joint and personal work of its members to ensure the Company’s sustainable corporate success. The remuneration system is based on performance and success, in which long-term objectives, appropriateness and sustainability are key criteria.

The compensation of the members of the Management Board, as agreed upon in the service agreements, comprises a non-performance-related (fixed) component and a performance-related (variable) component. The non-performance-related remuneration comprises the base salary as well as other remuneration. The performance-related remuneration consists of the short-term (one year) incentive program and the long-term incentive program.

For further information on the compensation of the members of the Management Board in previous years, see “20.2.1 Current Members of the Management Board”.

19.2.3.1	Base Salary

The compensation for each member of the Management Board consists of a base salary of EUR 300,000 per annum, payable in twelve equal monthly installments in arrears (the “Base Salary”).

19.2.3.2	Short-Term Incentive Program

The short-term incentive is an annual payment dependent upon achievement of individual targets stipulated in an annual shared target agreement between the Supervisory Board and Mr. Finkbeiner and Mr. Karoff, and measured by the Supervisory Board in the first half of the following fiscal year (the “Short-Term Incentive”). Under the service agreements the Short-Term Incentive targets have to be achieved at least with 70% to trigger any Short-Term Incentive payment. The Short-Term Incentive targets can be outperformed but the amount of the payment under the Short-Term Incentive is capped at 130%. Assuming the Short-Term Incentive targets are fully met (100% performance), the Short-Term Incentive amounts to EUR 200,000 per annum for Mr. Finkbeiner and EUR 200,000 per annum for Mr. Karoff.

19.2.3.3	Long-Term Incentive Program

The service agreements of the members of the Management Board also include a long-term incentive, which will be measured against certain long-term incentive targets at the end of each four-year period (the “Long-Term Incentive”). The Long-Term Incentive is payable for the first time after four years (i.e., after expiry of the first four-year period from January 1, 2015 until December 31, 2018), and thereafter for each following year on a (prior) four years rolling basis. The Long-Term Incentive targets are (i) the development of the EPRA NAV (per share) and (ii) the development of the Company’s share price in relation to the FTSE EPRA/NAREIT Europe Index (or any successor index) both measured over the four-year period from January 1 of the first year until December 31 of the fourth year. Each of the Long-Term Incentive targets is weighted with 50%. After each four-year period, the Supervisory Board will measure and determine the Long-Term Incentive payment based on the performance of each Long-Term Incentive target. Both long-term financial targets are indexed to their initial amount and relative amount, respectively, with 100%. This means, for example, if the EPRA NAV per share of the Company does not increase but the share of the Company develops in line with the FTSE EPRA/NAREIT Europe index over the four-year period the target will be deemed to be achieved by 100%. The outperformance of each of the long-term financial targets is capped at 250% while underperformance will be recognized on a pro rata basis.

Assuming the aforementioned performance targets are fully met (100% performance), the Long-Term Incentive amounts to EUR 250,000 for Mr. Finkbeiner and EUR 250,000 for Mr. Karoff, payable for the first time during the fiscal year 2019 for the first four-year period from January 1, 2015 until December 31, 2018. The Long-Term Incentive is settled in cash, but the Supervisory Board may also decide on a full or partial settlement in shares of the Company.

19.2.3.4	Other Remuneration

In addition, the Company provided and will provide benefits in kind such as company cars, mobile phones and contributions to health insurance, own-occupation disability insurance (Berufsunfähigkeitsversicherung), disability insurance (Invaliditäts-versicherung) or under pension plans.

The Company also provides a D&O insurance policy for both members of the Management Board that includes under the service agreements a deductible amounting to 10% of the Base Salary for each insured event and coverage cap of one-and-a-half times the individual Management Board member’s respective Base Salary.

19.2.4	Termination; Change of Control

The service agreements of the members of the Management Board may generally only be terminated by mutual agreement or by termination for due cause. If the appointment of a member of the Management Board is revoked, each party can terminate the management service agreement with six months’ prior notice. The Company can release a member of the Management Board from its duties under the respective service agreement for the remaining term of the service agreement, provided it continues to pay the compensation, if (i) such service agreement has been terminated or (ii) such member whose appointment to the Management Board has been revoked, is removed from the Management Board, regardless of the service agreement’s termination.

In case of an early termination of the management service agreements, the respective member of the Management Board is entitled to a severance payment, except in case of a termination due to a severe breach of duties. Severance payments may not exceed the lower of (i) two years’ compensation including Short-Term Incentives and Long-Term Incentives (the “Severance Payment Cap”), or (ii) the amount of the payments that will become due and payable for the remaining term of the service agreement, except for a Change of Control.

Both service agreements provide for a change of control clause. If a third party were to directly or indirectly acquire more than 50% of the Company’s shares, or if the Company becomes an affiliated company due to an affiliation in accordance with Section 319 et seq. AktG (“Change of Control”) and the Change of Control materially affects the services or position of the respective member of the Management Board, the member of the Management Board can terminate its service agreement by giving two months’ prior notice and would be entitled to a severance payment in an amount of 150% of the Severance Payment Cap. In case of a Change of Control, the severance payment claim is not capped in the amount of remuneration due and payable for the remaining time of the service agreement.

19.2.5	Shareholdings of the Members of the Management Board

Under the current management service agreements, each member of the Management Board is required to hold a minimum number of shares of the Company equal to 200% of such member’s Base Salary whereby such shares are valued on the basis of their respective purchase price as long as such member serves on the Management Board. As of the date of publication of this Prospectus, the members of the Management Board each hold 72,950 shares in the Company.

19.3	Supervisory Board

Pursuant to Section 11 para. 1 of the Articles of Association, the Supervisory Board consists of six members. Pursuant to Section 100 para. 5 AktG, the members of the Supervisory Board as a whole have to be familiar with the sector in which the Company conducts its business.

The Supervisory Board is not subject to employee codetermination as provided by the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz) or the German Codetermination Act (Mitbestimmungsgesetz). Therefore, the members of the Supervisory Board are all elected by the shareholders’ meeting as representatives of the shareholders. The members of the Supervisory Board are generally elected for a fixed term of approximately five years. Reelection, including repeated reelection, is permissible.

For each member of the Supervisory Board, the shareholders may, at the same time the respective member is elected, appoint substitute members. These substitute members will replace the elected Supervisory Board member in the event of his premature departure in an order that was defined at the time of the appointment. The term of office of the substitute member replacing the departing member terminates if a successor is elected at the next shareholders’ meeting or the following one, at the close of the shareholders’ meeting, otherwise on the expiry of the term of office of the departed member of the Supervisory Board. Members of the Supervisory Board who were elected by the shareholders’ meeting may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by 75% of the votes cast. In accordance with the Articles of Association, any member or substitute member of the Supervisory Board may resign at any time, even without providing a reason, by giving two weeks’ notice of his resignation in writing. This does not affect the right to resign with immediate effect for good cause.

Pursuant to Section 107 para. 1 AktG, the Supervisory Board elects its chairman and vice chairman from among its members. Currently, Michael Zahn has been elected chairman of the Supervisory Board and Dr. Michael Bütter vice chairman of the Supervisory Board.

The AktG stipulates that a quorum of the Supervisory Board is present if at least three members, and at least one-half of the members of the Supervisory Board as mandated by law or the Articles of Association, participate in the voting. The resolutions of the Supervisory Board are passed with a simple majority, unless otherwise mandated by law. In the event of a parity of votes, the chairman or, if he or she is unable to vote, the vice chairman, has the deciding vote.

19.3.1	Current Composition of the Supervisory Board

The table below lists the current members of the Supervisory Board:

Name	Age	Member since		Appointed until(1)	Principal occupation outside of TLG
Michael Zahn (chairman)	53	2014		2019	Chief Executive Officer and member of the management board at Deutsche Wohnen AG

Dr. Michael Bütter (vice chairman)	47	2014		2019	Member of the Executive Committee and Group General Counsel of Scout 24 AG, Berlin

Frank D. Masuhr	54	2017	(2)	2021	Managing Partner of Vermont Partners AG

Dr. Claus Nolting	66	2014		2019	Lawyer and Consultant

Elisabeth Talma Stheeman	53	2014		2019	Former Global Chief Operating Officer at LaSalle Investment Management

Helmut Ullrich	67	2015	(3)	2021	Consultant

(1)	In each case until the end of the relevant general shareholders’ meeting

(2)

Mr. Masuhr was appointed as a member of the Supervisory Board by the competent court on February 17, 2017. He was then elected to continue to serve on the Supervisory Board by the Company’s shareholders’ meeting held on May 23, 2017.

(3)

Mr. Ullrich was appointed as a member of the Supervisory Board by the competent court on July 23, 2015. He was then elected to continue to serve on the Supervisory Board by the Company’s shareholders’ meeting held on May 31, 2016.

The following description provides summaries of the curricula vitae of the current members of the Supervisory Board and indicates their principal activities outside TLG to the extent those activities are significant with respect to TLG.

Michael Zahn was born June 28, 1963 in Stuttgart, Germany.

Mr. Zahn received his master’s degree in economics from the Albert-Ludwigs University in Freiburg im Breisgau, Germany, in 1992. He later completed postgraduate courses in 2000 at the European Business School in Oestrich-Winkel, Germany in conjunction with his professional career to become a corporate real estate manager and chartered surveyor. In 1993, Mr. Zahn started working at the association of Berlin-Brandenburg housing enterprises (Verband Berlin-Brandenburgischer Wohnungsunternehmen), Domus AG, in Berlin, Germany. After a brief period as deputy managing director at GEWOBA GmbH in 1996, he joined GEHAG AG (now GEHAG GmbH), where he worked in various management roles between 1997 and 2007. From 2007 to June 2009, he was also chief financial officer of KATHARINENHOF, a subsidiary of GEHAG. Mr. Zahn was first appointed to the management board of Deutsche Wohnen AG in 2007 (as chief operating officer). Since 2008, Mr. Zahn has been the chairman of the management board of Deutsche Wohnen AG. He was appointed after the successful integration of GEHAG in 2008. After the acquisition of 91.05% of the shares (based on the share capital at the time) of GSW Immobilien AG in 2013, Mr. Zahn was also appointed chairman of the management board of GSW Immobilien AG in January 2014, an office he held until the end of December 2014. In June 2015, he became chairman of the supervisory board of GSW Immobilien AG. Since June 2017, Mr. Zahn is also member of the supervisory board of Scout24 AG.

Alongside his office as chairman of the Supervisory Board, Mr. Zahn is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	Deutsche Wohnen AG (chairman of the management board; CEO);

•	DZ Bank AG (member of the advisory board);

•	Funk Schadensmanagement GmbH (chairman of the advisory board);

•	Füchse Berlin Handball GmbH (member of the advisory board);

•	GETEC Wärme & Effizienz AG (member of real estate consulting);

•	G+D Gesellschaft für Energiemanagement mbH (chairman of the advisory board);

•	GSW Immobilien AG (chairman of the supervisory board); and

•	Scout24 AG (member of the supervisory board).

Previously:

•	Deutsche Wohnen Corporate Real Estate GmbH (managing director);

•	Deutsche Wohnen Management- und Servicegesellschaft mbH (managing director);

•	Eisenbahn-Siedlungs-Gesellschaft Berlin GmbH (chairman of the supervisory board);

•	GEHAG GmbH (chairman of the supervisory board); and

•	GSW Immobilien AG (chairman of the management board, CEO).

Dr. Michael Bütter, was born March 19, 1970 in Hamburg, Germany.

He studied law and economics at the University of Hamburg from 1991 and 1996 and passed both, his first legal state exam (1996) and his second legal state exam (2000), in Hamburg. He received further post graduate degrees from Oxford University (M.St.) and the University of Hamburg (Dipl./Dr. Jur.) and is admitted as Chartered Surveyor (MRICS).

From 2001 until 2008 Dr. Bütter worked as lawyer in several international law firms. Since 2005, he headed the private equity and real estate practice group of Lovells LLP and advised on large-volume real estate transactions and portfolio refinancings until in 2008 he joined Deutsche Annington Immobilien SE (now Vonovia SE) as member of the Executive Committee, Group General Counsel and Chief Compliance Officer. During this time he was responsible for the multi-billion refinancing and the subsequent initial public offering of the company which is now included in the DAX. Between 2008 and 2013 he was also a member of the board of the Association of Housing and Real Estate Business in Rhineland-Westphalia (VdW). In 2013, Dr. Michael Bütter joined the Ferrostaal Group (holding) in Essen, Germany as member of the Executive Board (Chief Investment Officer, Chief Legal Officer, Chief Compliance Officer) and led the successful exit of the private equity owned business. In 2015 he joined Scout24 AG (SDAX) as an executive board member following the initial public offering. Since 2015 he is also a member of the board of Directors of ADO Properties S.A. (SDAX) and head of the audit committee. In 2016, he also became a member of the supervisory board of ASSMANN BAUEN+PLANEN AG and serves since 2017 as the deputy chairman of the supervisory board.

Alongside his office as a vice-chairman of the Supervisory Board, Dr. Bütter is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	ADO Properties S.A. (member of the board of directors);

•	ASSMANN BERATEN+PLANEN AG (deputy chairman of the supervisory board);

•	Immobilien Scout GmbH (member of the executive board); and

•	Scout24 AG (member of the executive board).

Previously:

•	Deutsche Annington Immobilien SE (group general counsel, CCO and member of the executive committee);

•	Ferrostaal GmbH, Essen (chief legal officer/chief investment officer and member of the executive board);

•	Joint Board of the German Railway Associations (Gemeinsamer Ausschluss des Bundeseisenbahnvermögens (EWG)) (member of the supervisory board); and

•	Verband der Wohnungs- und Immobilienwirtschaft (VdW) Rheinland Westfalen e.V. (member of the supervisory board).

Frank D. Masuhr was born on February 9, 1963 in Magdeburg, Germany.

Mr. Masuhr studied mechanical engineering with a focus on supply engineering, air-conditioning and drying technology at the Chemnitz University of Technology from 1983 to 1988. He completed his studies in 1988, earning the academic title and professional engineering qualification of Diplom-Ingenieur (TU). From 1990 to 2002, Mr. Masuhr served in various leading positions within the Krantz TKT Group in the fields of project management, construction, expansion and facility services. From 2002 to 2005, he occupied managerial positions as an interim manager in the fields of project management, construction, expansion and facility services for a range of companies, including Stangl Aktiengesellschaft, MCE AG, MUNTERS AB and MUNTERS Beteiligungsgesellschaft mbH. From 2004 to 2006, Mr. Masuhr was a member of the joint board of what is now Dussmann Stiftung & Co. AG KGaA. From 2006 to 2012, he served in various managerial positions within ALBA Group, including as a divisional manager of facility and services and chief restructuring officer (CRO) as well as CEO of different affiliates. He was also a chief representative of ALBA Group plc & Co. KG from 2008 to 2012. Furthermore, Mr. Masuhr was a member of the supervisory board (October 2013 to July 2014), chairperson of the management board as well as CEO and CRO (August 2014 to August 2015), and later the vice-chairperson of the supervisory board (September 2015 to August 2016) of BEKON Holding AG (now BEKON GmbH).

Alongside his office as a member of the Supervisory Board, Mr. Masuhr is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	Vermont Partners AG (managing partner).

Previously:

•	ASMANN BERATEN + PLANEN AG (vice-chairperson of the supervisory board);

•	BEKON Holding AG (vice-chairperson of the supervisory board); and

•	UNDKRAUSS Bauaktiengesellschaft (member of the supervisory board).

Dr. Claus Nolting was born June 9, 1951 in Wolfsburg, Germany.

Following the completion of his legal studies and subsequent doctorate (Dr. iur.) at the universities of Marburg and Bonn, Dr. Claus Nolting worked as a lawyer in Bonn and Cologne (1983-1985). In 1989, Dr. Nolting moved from the Association of German Pfandbrief Banks (today Verband deutscher Pfandbriefbanken (VDP)) to the then Bayerische Vereinsbank in Munich (now Unicredit Bank AG), where as a member of the management board he was jointly responsible for the real estate financing business until his retirement in 2002.

Between 2003 and 2006, Dr. Nolting held the position of senior advisor for the private equity investor Cerberus. He then assumed the position of chairman of the management board at COREALCREDIT BANK AG, an affiliate of the private equity investor Lone Star. After the sale of the bank Dr. Nolting resigned from his position at the bank effective as of March 31, 2014, and has since worked as a lawyer and consultant, including senior advisor to Lone Star Germany GmbH.

Alongside his office as a member of the Supervisory Board, Dr. Nolting is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	Hamburg Trust REIM GmbH (member of the supervisory board);

•	IKB Deutsche Industriebank AG (member of the supervisory board);

•	LEG Immobilien AG (member of the supervisory board); and

•	MHB-Bank (member of the supervisory board).

Previously:

•	COREALCREDIT BANK AG (chairman of the management board); and

•	Lone Star Germany GmbH (chairman).

Elisabeth Talma Stheeman was born January 24, 1964 in Hamburg, Germany.

Ms. Stheeman received her bachelor’s degree in business administration from the Hamburg School of Business in 1985 and her diploma in business studies from the London School of Economics and Political Science in 1988. She began her professional career at Vereins- und Westbank AG, moving from her initial position as trainee in 1982 to project manager and assistant to department head/board member, before joining Morgan Stanley in 1988. There, Ms. Stheeman worked in corporate finance, capital markets and private equity and became the chief operating officer of investment banking/real estate investing in 2003. Subsequently, she was then promoted in 2011 to chief operating officer of investment banking/natural resources and real estate banking. In 2013, she became global chief operating officer of LaSalle Investment Management.

Alongside her office as a member of the Supervisory Board, Ms. Stheeman is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	Aareal Bank AG (member of the supervisory board; deputy chair of the risk committee and member of technology and innovation committee);

•	Bank of England/Prudential Regulation Authority (senior advisor);

•	German British Chamber of Commerce (member of council); and

•	London School of Economics and Political Science (member of the court of governors, council and vice chair of the finance committee).

Previously:

•	LaSalle Investment Management (member of global management committee and JLL global operating committee);

•	London School of Economics and Political Science (member of the audit committee);

•	Morgan Stanley, Investment Banking Division (executive director/COO of real estate and natural resources, investment banking);

•	Morgan Stanley, Investment Management Division/Merchant Banking (executive director/COO of global real estate investing and merchant banking; member of global operating committee); and

•	Redefine International PLC (independent non-executive director).

Helmut Ullrich was born October 4, 1949 in Heidenheim an der Brenz, Germany.

Helmut Ullrich completed his university education in 1977 with a law degree from the Rheinische-Friedrich-Wilhelms University in Bonn, Germany, and finished his term as a junior lawyer at the Cologne Higher Regional Court and completed his bar exam in 1980. In 1996 he became a fellow of the Royal Institution of Chartered Surveyors (FRICS). Since 1990, Mr. Ullrich held various executive positions in the real estate segment of the Deutsche Bank Group. Since 1997, these included the roles of CFO and COO of both DB Real Estate Management GmbH and DB Real Estate Investment GmbH (now RREEF Management GmbH and RREEF Investment GmbH), Eschborn, Germany. From 2002 to 2007, he was chairman of the supervisory board and from 2007 to 2012 member of the management board (CFO) of Deutsche Wohnen AG, Frankfurt am Main, Germany.

Alongside his office as a member of the Supervisory Board, Mr. Ullrich is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	GSW Immobilien AG (member of the supervisory board and chairman of the audit committee).

Previously:

•	Deutsche Wohnen AG (member of the management board (CFO)).

The members of the Supervisory Board can be reached at the Company’s office at Hausvogteiplatz 12, 10117 Berlin, Germany (tel. +49 (0) 30-2470-50).

19.3.2	Supervisory Board Committees

Pursuant to Section 12 para. 2 of the Articles of Association, the Supervisory Board may form committees from among its members. The Supervisory Board’s decision-making authority may be delegated to these committees to the extent permitted by law. The following committees have been established by the Supervisory Board:

The Audit Committee (Prüfungsausschuss) is concerned, in particular, with the oversight of the Company’s accounting process and the effectiveness of its internal control system, internal auditing system, as well as the audit of the annual financial statements including required independence of the auditor and additional services provided by the auditor, the conclusion of audit agreements with the auditor, setting focus points for the audit and agreeing audit fees and – unless another committee is entrusted therewith – compliance. It shall prepare the Supervisory Board’s resolutions on the annual financial statements (including consolidated financial statements) and the Supervisory Board’s proposal to the general shareholders’ meeting upon the election of the auditor, and the instruction of the auditor. The chairman of the audit committee shall have specialist knowledge and experience in the application of accounting standards and internal control processes. Furthermore, the chairman of the audit committee shall be independent and may not be a former member of the Management Board whose appointment ended less than two years prior to his appointment as chairman of the audit committee. Additionally, the chairman of the Supervisory Board shall not also be the chairman of the audit committee at the same time.

The current members of the audit committee are:

Name	Responsibilities
Helmut Ullrich	Chairman
Dr. Claus Nolting	Member
Elisabeth Talma Stheeman	Member

Section 107 para. 4 AktG requires the Company to have at least one independent member of the audit committee with expertise in the fields of accounting or auditing in the meaning of Section 100 para. 5 AktG. According to the rules of procedure of the Supervisory Board, this member also has to be independent. Mr. Ullrich as member of the Supervisory Board and audit committee of the Company is considered to possess the respective expertise and independence.

The Executive and Nomination Committee (Präsidial- und Nominierungsausschuss) shall debate key issues and make proposals to the Supervisory Board with respect to the appointment and revocation of members of the Management Board and with respect to their respective compensation and adjustment in compensation. They make recommendations to the Supervisory Board for Supervisory Board proposals to the shareholders’ meeting with respect to the election of Supervisory Board members. Furthermore, the executive and nomination committee is responsible for devising a financial and investment policy for TLG as well as to aid in making decisions of strategic importance regarding acquisitions and divestures. The executive and nomination committee shall consist of the chairman of the Supervisory Board, the deputy chairman of the Supervisory Board and one additional member to be elected by the Supervisory Board. The chairman of the Supervisory Board shall be the chairman of the executive committee and nomination committee.

The current members of the executive and nomination committee are:

Name	Responsibilities
Michael Zahn	Chairman
Dr. Michael Bütter	Member
Dr. Claus Nolting	Member

The Capital Measures Committee (Ausschuss für Strategie und Finanzierung) advises the Supervisory Board regarding equity and debt capital measures, including the utilization of the authorized capital of the Company, the submission of proposals for the shareholders’ meeting consent regarding a share capital increase or the creation of new capital as well as the decision regarding whether to consent to the issuance of bonds, participation rights, profit participation rights and mandatory convertible bonds (or a combination of these instruments). Furthermore, the capital measures committee advises the Supervisory Board regarding decisions whether to consent to significant transactions, especially acquisitions which are financed through the issuance of new shares of the Company. Also, the capital measures committee advises the Supervisory Board regarding decisions whether to consent to the commissioning of banks, consultants and other service providers in connection with the aforementioned measures. The Supervisory Board may, in a specific case, authorize the capital measures committee, completely or in parts, to decide upon such measures and the details of their implementation.

The current members of the capital markets committee are:

Name	Responsibilities
Michael Zahn	Chairman
Dr. Michael Bütter	Member
Helmut Ullrich	Member

19.3.3	Compensation of the Members of the Supervisory Board

The compensation of the Supervisory Board members is provided for in Section 13 of the Articles of Association, taking into account their respective responsibilities and scope of activities. The members of the Supervisory Board receive an annual fixed payment of EUR 40,000. The chairman of the Supervisory Board receives three times that amount and the deputy chairman of the Supervisory Board receives one and a half times this amount. In addition, membership in committees is compensated as follows: EUR 10,000 per annum for membership in the audit committee and EUR 7,500 per annum for membership in any other committee; the chairman of any committee shall receive twice the respective amount. The total compensation payable to any member of the Supervisory Board (including any compensation for the membership in supervisory boards and similar controlling bodies within TLG) is capped at EUR 150,000 per member of the Supervisory Board and calendar year. There are no attendance fees.

Members of the Supervisory Board are also reimbursed for their out-of-pocket expenses and VAT, and a D&O insurance is provided for the members of the Supervisory Board.

19.3.4	Shareholdings of the Supervisory Board Members

Mr. Zahn currently holds 5,000 shares in the Company. Currently, no other members of the Supervisory Board directly or indirectly holds any share in the Company or options on shares in the Company.

19.4	Share Participation Plan and Employee Offering

The Company currently does not have a share participation plan in place and does not plan to introduce such a plan within the foreseeable future.

19.5	Certain Information Regarding the Members of the Management Board and Supervisory Board

In the last five years, no member of the Management Board or the Supervisory Board has been convicted of fraudulent offences. In the last five years, no member of the Management Board or the Supervisory Board has been associated with any bankruptcy, receivership or liquidation acting in its capacity as a member of any administrative, management or supervisory body or as a senior manager. In the last five years, no official public incriminations and/or sanctions have been made by statutory or legal authorities (including designated professional bodies) against the members of the Management Board or the Supervisory Board, nor have sanctions been imposed by the aforementioned authorities. No court has ever disqualified any of the members of the Management Board or the Supervisory Board from acting as a member of the administrative, management or supervisory body of an issuer, or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

There are no potential conflicts of interest between any duties to the Company of the members of the Management Board and Supervisory Board and their private interests and/or other duties.

No member of the Management Board or the Supervisory Board has entered into a service agreement with a company of TLG that provides for special benefits, such as severance pay, at the end of the business relationship (other than pensions or compensation in the case of an early termination of the service agreement, which is determined on the basis of the remaining term of the agreement and the contractually agreed compensation). The members of the Management Board are not bound by restrictive covenants and may therefore engage in competing activities following the end of their office.

There are no family relationships between the members of the Management Board and those of the Supervisory Board, either among themselves or in relation to the members of the other body.

19.6	Shareholders’ Meeting

Pursuant to Section 175 AktG, the annual shareholders’ meeting takes place within the first eight months of each fiscal year and (according to Section 18 para. 1 of the Articles of Association) must be held, as the convening body shall decide, at the Company’s registered office or in another German city with at least 100,000 citizens. Except where other persons are authorized to do so by law or by the Articles of Association, the shareholders’ meeting shall be convened by the Management Board. Notice must be issued in the German Federal Gazette (Bundesanzeiger) at least 30 days before the day of the shareholders’ meeting; the day of the meeting itself and the day of the receipt of the notice not being included when calculating this period.

A shareholders’ meeting may also be convened by the Management Board, the Supervisory Board, or shareholders whose shares collectively make up 5% of the capital stock of the Company. Shareholders or shareholder associations may solicit other shareholders to make such a request, jointly or by proxy, in the shareholders’ forum of the German Federal Gazette (Bundesanzeiger), which is also accessible via the website of the German Company Register (Unternehmensregister).

Prior to the shareholders’ meeting, shareholders are required to register in order to be entitled to participate in the shareholders’ meeting and to exercise voting rights and have to provide evidence of their shareholding in form of a confirmation by the depository institute for the beginning of the twenty-first day before the shareholders’ meeting. The registration and the evidence of the shareholdings must be received by the Company at the address mentioned in the convocation of the shareholders’ meeting in writing (e.g. facsimile or email) according to Section 126 German Civil Code in the German or English language and no later than six days prior to the date of the shareholders’ meeting.

Each share entitles its holder to one vote at the shareholders’ meeting. Unless otherwise stipulated by mandatory statutory provisions or provisions of the Articles of Association, resolutions of the shareholders’ meeting are adopted by a simple majority of the votes cast or, if a capital majority is required, by a simple majority of the registered share capital represented at the meeting.

According to the current version of the AktG, resolutions of fundamental importance (grundlegende Bedeutung) require both a majority of votes cast and a majority of at least 75% of the registered share capital represented at the vote on the resolution. Resolutions of fundamental importance include:

•	amendments, other than editorial amendments, to the Articles of Association;

•

approval of contracts within the meaning of Section 179a AktG (transfer of the entire assets of the company) and management actions of special significance that require the approval of the shareholders’ meeting in compliance with legal precedents;

•	capital increases, including the creation of conditional or authorized capital;

•	the issuance of, or authorization to issue, convertible and profit-sharing certificates and other profit-sharing rights;

•	exclusion of subscription rights as part of an authorization on the use of treasury stock;

•	capital reductions, including the withdrawal of shares pursuant to Section 237 para. 3 to 5 AktG;

•	withdrawal of shares pursuant to Section 237 para. 2 AktG;

•	liquidation of the company;

•	continuation of the liquidated company after the resolution on liquidation or expiry of the time period;

•	approval to conclude, amend or terminate inter-company agreements (Unternehmensverträge);

•	integration of the Company into another stock corporation as well as the integration of another stock corporation into the Company, and a squeeze-out of the respective minority shareholders; and

•	action within the meaning of the German Reorganization and Transformation Act (Umwandlungsgesetz).

Neither German law nor the Articles of Association limit the right of foreign shareholders or shareholders not domiciled in Germany to hold shares of the Company or exercise the voting rights associated therewith.

19.7	Corporate Governance

The German Corporate Governance Code as amended on February 7, 2017 and published in the German Federal Gazette (Bundesanzeiger) on April 24, 2017, (the “Code”), contains recommendations and suggestions for the management and supervision of German companies listed on a stock exchange. The Code incorporates nationally and internationally recognized standards of good and responsible corporate governance. The purpose of the Code is to make the German system of corporate governance and supervision transparent for investors. The Code includes recommendations and suggestions for management and supervision with regard to shareholders and shareholders’ meetings, management and supervisory boards, transparency, accounting and auditing.

There is no obligation to comply with the recommendations or suggestions of the Code. However, the AktG requires that the management board and the supervisory board shall annually declare either that the recommendations have been or will be complied with, or which recommendations have not been or will not be complied with and explain why such recommendations were not, or will not be, complied with. This declaration is to be made permanently accessible to shareholders. However, deviations from the suggestions contained in the Code need not be disclosed.

The Management Board and the Supervisory Board most recently declared in March 2017 in a joint declaration of conformity, with the exception of the following deviations, to comply with all recommendations of the Code, as amended, as of the date of the declaration of conformity on May 5, 2017:

•	No “chairman” or “spokesman” of the Management Board (Section 4.2.1 sentence 1 of the Code).

According to Section 4.2.1 sentence 1 of the Code, the management board shall be comprised of several persons and have a chairman or spokesman. The Management Board consists of two members. Due to the small size of the Management Board, good and close cooperation between the members of the Management Board is ensured and the Company believes there is no need for a chairman or spokesman of the Management Board.

•	No “concrete objective” regarding the regular limit of the length of membership on the Supervisory Board (Section 5.4.1 para. 2 sentence 1 of the Code).

According to Section 5.4.1 para. 2 sentence 2 of the Code, the supervisory board shall, amongst other objectives, specify a regular limit regarding the length of membership of the members of the supervisory board. The Supervisory Board does not consider this is a suitable criterion for purposes of electing an efficient and qualified Supervisory Board.

The above-mentioned recommendations in Section 4.2 sentence 1 and Section 5.4.1 sentence 1 of the Code, as amended on April 24, 2017 have not been changed in comparison to the version of the Code, as amended, of May 5, 2015, besides that the recommendation for the regular time limit regarding the length of membership of members of the supervisory board is now addressed in Section 5.4.1 para. 2 sentence 2 of the Code. At the date of publication of this Prospectus, the Company deviates due to the above-mentioned reasons from the recommendation in Section 4.2.1 sentence 1 and Section 5.4.1 para. 2 sentence 2 of the Code.

Otherwise, the Company follows the recommendations of the Code, as amended on April 24, 2017, as of the date of publication of this Prospectus with the exception of single recommendations which were added to the Code:

•	No “competency profile” for the Supervisory Board

According to Section 5.4.1 sentence 1 of the Code, the supervisory board shall develop a competency profile regarding its composition which has not occurred as of the date of publication of this Prospectus. The Supervisory Board intends to develop a competency profile regarding its compensation during the fiscal year 2017 and thus to comply with the recommendation of Section 5.4.1 sentence 1 of the Code in the future.

•	No “protected manner to report suspected breaches of the law”

According to Section 4.1.3 sentence 3 of the Code, employees shall be given the opportunity to report, in a protected manner, suspected breaches of the law within the company. This has not occurred as of the date of publication of this Prospectus. The Company intends to offer the employees of the Company the opportunity to report suspected breaches of the law within the Company in a protected manner during the fiscal year 2017 and thus to comply with the recommendation of Section 4.1.3 sentence 3 of the Code.

20.	CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In accordance with IAS 24, transactions with persons or companies which are, inter alia, members of the same group as the Company or which are in control of or controlled by the Company must be disclosed, unless they are already included as consolidated companies in the Company’s audited consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in the Company or, by virtue of an agreement, has the power to control the financial and operating policies of the Company’s management. The disclosure requirements under IAS 24 also extend to transactions with associated companies (including joint ventures) as well as transactions with persons who have significant influence on the Company’s financial and operating policies, including close family members and intermediate entities. This includes the members of the Management Board and Supervisory Board (or the members of the corresponding governing bodies of TLG Immobilien GmbH) and close members of their families, as well as those entities over which the members of the Management Board and Supervisory Board or their close family members are able to exercise a significant influence or in which they hold a significant share of the voting rights.

Set forth below is a summary of such transactions with related parties for the fiscal years ended December 31, 2014, 2015 and 2016, up to and including the date of publication of this Prospectus. Further information, including quantitative amounts, of related party transactions are contained in the notes to the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and in the notes to the Company’s unaudited condensed interim consolidated financial statements as of and for the three months ended March 31, 2017, which are all included in the section “22. Financial Information” of this Prospectus on page F-1 et seq. Business relationships between companies of TLG are not included. The companies which are directly or indirectly controlled by the Company are listed on pages F-134, F-89 and F-47 of the notes to the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016.

20.1	Relationships with East AcquiCo and Delpheast

20.1.1	Distributions

For an overview of distributions to the Company’s shareholders, including East AcquiCo and Delpheast, see “5.2. Dividend Policy and Earnings per Share”.

20.1.2	Domination Agreement

On January 2, 2013, the Company as the controlled entity and East AcquiCo as the controlling entity entered into a domination agreement (Beherrschungsvertrag) effective as of January 1, 2013 (the “Domination Agreement”). Under the Domination Agreement, the Company was required to carry out its business at the direction of East AcquiCo in accordance with Section 308 AktG. East AcquiCo was required to cover all losses incurred by the Company and not covered by retained income during the duration of the Domination Agreement in accordance with Section 302 AktG. Given that the Company did not incur a loss during the fiscal year 2013, no losses had to be covered by East AcquiCo. Following the transformation of the Company into a stock corporation (Aktiengesellschaft) the Domination Agreement was terminated on September 18, 2014. No profit transfers were required or made under the Domination Agreement.

20.1.3	Acquisition Loan

In January 2013, TLG assumed EUR 287.3 million of the total amount of EUR 325.2 million of the acquisition loan that was part of the debt financing for the acquisition of TLG at the end of 2012 by East AcquiCo and Delpheast and the remaining EUR 37.9 million in August 2013. TLG repaid EUR 250.2 million in several installments over the course of 2013 and the remaining EUR 74.9 million in March 2014. The acquisition loan carried customary interest for loans that are taken out in the context of an acquisition of a company which is higher than the interest on loans for financing an existing real estate portfolio. The interest on the acquisition loan reflected the bridge financing character of the loan, its availability within a short period of time and the different security package because initially it was only secured by the shares of the acquired company.

20.1.4	Receivables and Liabilities as well as income and expenses in connection with Related Companies

The following table shows the receivables and liabilities, as well as the income and expenses towards related companies as of and for the fiscal year ended December 31, 2014:

	(audited)
	(in EUR thousand)
Receivables from other related companies(1)	85,000
Receivables from recharged IPO costs	9,800	(2)
Income from recharged IPO costs	9,800	(2)
Expenses for transaction with other related companies (guarantee commissions)	230
Interest income from other related companies	17

(1)	The receivables from other related companies concern short-term bank balances in IKB Deutschland Industriebank AG.

(2)

Taken from the adjusted comparative financial information as of and for the fiscal year ended December 31, 2014 as shown in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2015.

There were no related-party transactions with related companies during the fiscal years ended December 31, 2015 and 2016 and the three months ended March 31, 2017.

20.2	Relationships with Members of the Management Board

20.2.1	Current Members of the Management Board

For the fiscal years ended December 31, 2014, 2015 and 2016, Mr. Finkbeiner received the following total remuneration from the Company, the legal predecessor of the Company, from former shareholders of the Company and Hudson Advisors Germany GmbH (remuneration actually accrued in the respective fiscal years):

	For the year ended December 31,
	2014		2015		2016
	(unaudited)
	(in EUR thousand)
Fixed remuneration	300		300		300
Fringe benefits	80		82		86

Subtotal of fixed remuneration	380		382		386
Bonus(1)	1,350	(2)	1,163	(2)	–
Short-term variable remuneration (STI)	–	(3)	200		260

Subtotal of variable remuneration	1,350		1,363		260

Total remuneration	1,730		1,745		646

(1)	Without consideration for any changes in value resulting from fluctuations in the Company’s share price.

(2)

In the fiscal years 2014 and 2015, the bonus for the IPO (in the form of an extraordinary payment in the fiscal year 2014 and share grants in the fiscal years 2014 and 2015) was paid by the Company’s shareholders at the time.

(3)	In the fiscal year 2014, Mr. Finkbeiner had a claim for variable remuneration against Hudson Advisors Germany GmbH.

The total benefits granted by the Company, the legal predecessor of the Company, the former shareholders of the Company and Hudson Advisors Germany GmbH to Mr. Finkbeiner for the fiscal years ended December 31, 2014, 2015 and 2016 are presented in the following table:

	For the year ended December 31,
	2014(1)(2)	2014 Min(3)	2014 Max(4)		2015(2)	2015 Min(3)	2015 Max(4)	2016(2)	2016 Min(3)	2016 Max(4)
	(unaudited)
	(in EUR thousand)
Fixed remuneration	300	300	300		300	300	300	300	300	300
Fringe benefits	80	80	80		82	82	82	86	86	86

Subtotal of fixed remuneration	380	380	380		382	382	382	386	386	386
Bonus(5)	2,200	–	2,200		–	–	–	–	–	–
Short-term variable remuneration (STI)	150	150	–	(6)	200	–	260	200	–	260
Long-term variable remuneration (LTI)	–	–	–		387	–	625	299	–	625

Subtotal of variable remuneration	2,350	150	2,200		587	–	885	499	–	885

Total remuneration	2,730	530	–	(6)	969	382	1,267	885	386	1,271

(1)	In the fiscal year 2014, the remuneration was granted by TLG Immobilien GmbH.

(2)

This column shows – pursuant to the recommendations of the Code – a statement of the target value (i.e. the value in the event of 100% target achievement for the year under review) of the achievable remuneration from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(3)

This column shows – pursuant to the recommendations of the Code – a statement of the minimum remuneration achievable from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(4)

This column shows – pursuant to the recommendations of the Code – a statement of the maximum remuneration achievable from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(5)

Without consideration for any changes in value resulting from fluctuations in the Company’s share price. In the fiscal years 2014 and 2015, the bonus for the IPO was granted by the Company’s shareholders at the time.

(6)	No cap was agreed with respect to the bonus granted by the Company’s shareholders at the time.

For the fiscal years ended December 31, 2014, 2015 and 2016, Mr. Karoff received the following total remuneration from the Company, the legal predecessor of the Company and former shareholders of the Company (remuneration actually accrued in the respective fiscal years):

	For the year ended December 31,
	2014(1)	2015		2016
	(unaudited)
	(in EUR thousand)
Fixed remuneration	300	300		300
Fringe benefits	16	25		27

Subtotal of fixed remuneration	316	325		327
Bonus(2)	1,350	1,163	(3)	–
Short-term variable remuneration (STI)	170	200		260

Subtotal of variable remuneration	1,520	1,363		260

Total remuneration	1,836	1,688		587

(1)	In the fiscal year 2014, the remuneration was paid by TLG Immobilien GmbH.

(2)	Without consideration for any changes in value resulting from fluctuations in the Company’s share price.

(3)

In the fiscal years 2014 and 2015, the bonus for the IPO (in the form of an extraordinary payment in the fiscal year 2014 and share grants in the fiscal years 2014 and 2015) was paid by the Company’s shareholders at the time.

The total benefits granted to Mr. Karoff by the Company, the legal predecessor of the Company and former shareholders of the Company for the fiscal years ended December 31, 2014, 2015 and 2016 are presented in the following table:

	For the year ended December 31,
	2014(1)(2)	2014 Min(3)	2014 Max(4)		2015(2)	2015 Min(3)	2015 Max(4)	2016(2)	2016 Min(3)	2016 Max(4)
	(unaudited)
	(in EUR thousand)
Fixed remuneration	300	300	300		300	300	300	300	300	300
Fringe benefits	18	18	18		25	25	25	27	27	27

Subtotal of fixed remuneration	318	318	318		325	325	325	327	327	327
Bonus(5)	2,200	–	2,200		–	–	–	–	–	–
Short-term variable remuneration (STI)	150	150	–	(6)	200	–	260	200	–	260
Long-term variable remuneration (LTI)	–	–	–		387	–	625	299	–	625

Subtotal of variable remuneration	2,350	150	2,200		587	–	885	499	–	885

Total remuneration	2,668	468	–	(6)	912	325	1,210	826	327	1,212

(1)	In the fiscal year 2014, the remuneration was granted by TLG Immobilien GmbH.

(2)

This column shows – pursuant to the recommendations of the Code – a statement of the target value (i.e. the value in the event of 100% target achievement for the year under review) of the achievable remuneration from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(3)

This column shows – pursuant to the recommendations of the Code – a statement of the minimum remuneration achievable from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(4)

This column shows – pursuant to the recommendations of the Code – a statement of the maximum remuneration achievable from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(5)

Without consideration for any changes in value resulting from fluctuations in the Company’s share price. In the fiscal years 2014 and 2015, the bonus for the IPO was granted by the Company’s shareholders at the time.

(6)	No cap was agreed with respect to the bonus granted by the Company’s shareholders at the time.

20.2.2	Former Members of the Executive Board

Salaries paid to former members of the executive board amounted to EUR 0.2 million during the fiscal year ended December 31, 2016 (2015: EUR 0.2 million; 2014: EUR 0.2 million). Provisions for pension obligations to former members of the executive board amounted to EUR 2.9 million as of December 31, 2016 (as of December 31, 2015: EUR 2.8 million; as of December 31, 2014: EUR 2.8 million).

20.3	Relationships with Members of the Supervisory Board

The Supervisory Board was created on September 5, 2014. Pursuant to the Articles of Association, the remuneration of the Supervisory Board is payable following the expiration of the respective business year. For the fiscal year ended December 31, 2016, the members of the Supervisory Board were granted pro rata a total remuneration of EUR 0.3 million (2015: EUR 0.3 million; 2014: EUR 0.1 million).

Apart from the relationships stated above, the Company did not have any other significant business relationships with related parties.

21.    TAXATION IN THE FEDERAL REPUBLIC OF GERMANY

The following section outlines certain key German tax principles that may be relevant with respect to the exchange of shares regarding the Offer as well as the acquisition, holding or transfer of shares of the Company. It is important to note that the legal situation may change, possibly with retroactive effect.

This summary is not and does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be relevant to shareholders of the Company and/or the Target. In particular, this summary does not cover tax considerations that may be relevant to a shareholder that is a tax resident of a jurisdiction other than Germany. This presentation is based upon domestic German tax laws in effect as of the date of publication of this Prospectus and the provisions of double taxation treaties in force between Germany and other countries as of the date of publication of this Prospectus. Where reference is made to the tax residence of a shareholder, it is assumed that the tax residence for the purposes of the respective domestic tax law and for the purposes of any applicable income tax treaty is the same. However, exceptions may apply in certain cases.

This section does not replace the need for individual shareholders to seek personal tax advice. It is therefore recommended that shareholders consult their own tax advisors regarding the tax implications of acquiring, holding or transferring shares of the Company and what procedures are necessary to secure the repayment of German withholding tax (Kapitalertragsteuer), if possible. Only qualified tax advisors are in the position to adequately consider the particular tax situation of individual shareholders.

IT IS STRONGLY RECOMMENDED THAT CURRENT AND/OR FUTURE SHAREHOLDERS OF THE COMPANY CONSULT THEIR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF SUBSCRIBING, HOLDING OR TRANSFERRING SHARES OFFER ACQUIRED UNDER THE OFFER. THE SPECIFIC TAX SITUATION OF EACH INDIVIDUAL SHAREHOLDER CAN ONLY BE PROPERLY TAKEN INTO ACCOUNT THROUGH INDIVIDUAL TAX ADVICE.

21.1	Taxation of the Company

The Company’s taxable income, whether distributed or retained, is generally subject to German corporate income tax at a uniform rate of 15% plus the solidarity surcharge of 5.5% thereon, resulting in a total tax rate of 15.825%.

Dividends and other shares in profits which the Company receives from domestic and foreign corporations are generally not subject to corporate income tax; however, 5% of this type of income is deemed to be a non-deductible business expense. The same applies to profits earned by the Company from the sale of shares in another domestic or foreign corporation. Losses incurred from the sale of such shares are not deductible for tax purposes, regardless of the percentage of shares held. Different rules apply to free floating dividends (i.e., dividends earned on direct shareholdings in a distributing corporation equal to less than 10% of its share capital at the start of the respective calendar year). Such free float dividends are fully taxed at the corporate income tax rate. The acquisition of a shareholding of at least 10% is deemed to have occurred at the beginning of the calendar year.

In addition, the Company is subject to trade tax with respect to its taxable trade profits from its permanent establishments in Germany.

The trade tax rate depends on the local municipalities in which the Company maintains its permanent establishments. For the Company, it currently amounts to between approximately 10% and 17% of the taxable trade profit, depending on the local trade tax multiplier.

For trade tax purposes, dividends received from domestic and foreign corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner as for corporate income tax purposes. However, shares in profits received from domestic and foreign corporations are effectively 95% exempt from trade tax only if the Company held and, in case of foreign corporations not domiciled in the European Union, continues to hold at least 15% (10% in the case of companies resident for tax purposes in member states of the European Union other than Germany) of the registered share capital of the distributing corporation at the beginning or – in the case of foreign corporations – continuously since the beginning of the relevant tax assessment period. Additional limitations apply with respect to shares in profits received from foreign corporations not domiciled in the European Union.

The provisions of the interest barrier (Zinsschranke) restrict the extent to which interest expenses are tax deductible. Under these rules, net interest expense (the interest expense minus the interest income in a fiscal year) are generally only deductible up to 30% of the taxable EBITDA (taxable earnings adjusted for interest costs, interest income, and certain depreciation and amortization), although there are certain exceptions to this rule. Interest expenses that are not deductible in a given year may be carried forward to subsequent fiscal years of the Company (interest carryforward) and will increase the interest expense in those subsequent years. Under certain conditions, non-offsettable EBITDA can also be carried forward to subsequent years (EBITDA carryforward). For the purpose of trade tax, however, an additional barrier to the deductibility of interest expenses exists to the extent that the sum of certain trade taxable add back items exceeds EUR 100,000.00, since 25% of the deductible interest expenses for tax purposes (after application of the interest barrier), to the extent they were deducted for corporate income tax purposes, are added back for purposes of the trade tax base; consequently, the deductibility is limited to 75% of the interest expenses. By decision dated October 14, 2015, the German Federal Fiscal Court (Bundesfinanzhof) submitted to the German Federal Constitutional Court (Bundesverfassungsgericht) the question as to whether or not the interest barrier provisions are unconstitutional. The final decision on whether the interest barrier violates the constitution now lies with the German Federal Constitutional Court (Bundesverfassungsgericht). It may take a few years until this court will decide. Until then, the interest barrier provisions remain applicable, and tax assessments may be kept open.

Any remaining losses of the Company can be carried forward in subsequent years and used to fully offset taxable income for corporate income tax and trade tax purposes only up to an amount of EUR 1.0 million. If the taxable income for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax loss carryforwards. The remaining 40% are subject to tax (minimum taxation). The rules also provide for a tax carryback to the previous year with regard to corporate income tax limited to a maximum amount of EUR 1.0 million. Unused tax carryforwards can generally continue to be carried forward without time limitation.

If more than 50% of the subscribed capital or voting rights of the Company is transferred to an acquirer (including parties related to the acquirer) within five years directly or indirectly or a comparable acquisition occurs, all tax loss carryforwards and interest carryforwards are generally forfeited. A group of acquirers with aligned interests is also considered to be an acquiring party for these purposes. In addition, any current year losses incurred prior to the acquisition will not be deductible. If more than 25% up to and including 50% of the subscribed capital or voting rights of the Company within five years are directly or indirectly transferred to an acquirer (including parties related to the acquirer) or a comparable acquisition occurs, a proportional amount of tax loss carryforwards, the unused current losses and interest carryforwards is generally forfeited (such acquisitions of more than 25% of the interests in a corporation are customarily referred to as “harmful acquisitions”). The same applies in case of a capital increase to the extent such capital increase triggers a change of the participation ratios in the subscribed capital of the Company (i.e., existing shareholders do not subscribe for the new shares on a pro rata basis).

On March 29, 2017, the German Federal Constitutional Court (Bundesverfassungsgericht) ruled that the law on harmful acquisitions violates the German constitution insofar as the transfer of between more than 25% and 50% of the shares in a corporation leads to a proportional forfeiture of tax loss carryforwards, unused current losses and interest carryforwards. The decision explicitly relates to the assessment periods from 2008 up to, and including 2015. Thus, it remains unclear whether the total forfeiture of losses due to a harmful acquisition of more than 50% in a corporation is unconstitutional and whether this also affects additional assessment periods. The German legislator is now required to enact new laws with regards to the transfer of between more than 25% and 50% of the shares in a corporation for the assessment periods from 2008 up to, and including, 2015.

Tax loss carryforwards, unused current losses and interest carryforwards will not be forfeited to the extent that they are covered by certain built-in gains taxable in Germany at the time of such acquisition. A corporation may file an application with the competent tax authority to preserve its current tax losses, tax loss carryforwards and interest carryforwards, if and for as long as certain requirements, particularly relating to the preservation of the commercial identity of the respective corporation’s business operations, are met.

The aforementioned tax considerations apply to an entity on a stand-alone basis. Special German tax rules apply in case of tax groups (i.e., if the Company is the parent of a group or subsidiary of a group and may have to be consolidated with other members of that group for tax purposes).

21.2	Taxation of the Exchange of Shares of the Target for Shares of the Company

21.2.1	Shareholders of the Target with a Tax Domicile in Germany

21.2.1.1	Shares of the Target Held as Private Assets

For shareholders of the Target with a tax domicile in Germany and who hold their shares as private assets, the exchange of shares of the Target for Offer Shares regarding the Offer will be, in general, tax neutral, if the requirements of the simplification rule of Section 20 para. 4a sentence 1 of the German Income Tax Act (Einkommensteuergesetz) (“EStG”) are satisfied.

They will be satisfied if:

(1)	the shares of the Target from the exchanging shareholder of the Target are held as private assets,

(2)	the shareholders participation in the Target amounted to less than 1% throughout at least a period of five years preceding the exchange of the shares of the Target for the Offer Shares,

(3)	the Offer Shares exchanged for the shares of the Target are new shares, i.e. shares resulting from a capital increase at the level of the Company.

The condition (3) will be satisfied as the Offer Shares received in exchange for the shares of the Target are shares of a new issue. To the extent that Section 20 para. 4a sentence 1 EStG applies, the Offer Shares received for the shares of the Target will take the place of the respective shares of the Target and principally have the same tax status. Thus, the acquisition costs of the shares of the Target are to be continued as acquisition costs for the exchanged Offer Shares.

Possibly incurred expenses regarding the exchange of shares are not tax deductible for tax purposes.

As far as the exchange of shares is tax neutral pursuant to Section 20 para. 4a sentence 1 EStG, no German withholding tax will be withheld. As far as the exchange of shares is not tax neutral as described above, the general rules of German withholding tax apply (see “21.3.5 Taxation of Capital Gains”).

If a shareholder, or in the case of a gratuitous transfer, the shareholder’s legal predecessor, directly or indirectly has held at least 1% of the share capital of the Target at any time during the five years preceding the exchange of the shares of the Target for the Offer Shares, such exchange will not qualify for the simplification rule of Section 20 para. 4a sentence 1 EStG. In such case, the rules applicable to the income taxation of the exchange of shares of the Target that are held as business assets will apply correspondingly (see “21.2.1.2. Shares of the Target Held As Business Assets by Individual Shareholders (Sole Proprietors)”).

21.2.1.2	Shares of the Target Held As Business Assets by Individual Shareholders (Sole Proprietors)

For individuals with a tax domicile in Germany and holding shares of the Target as business assets, the exchange of the shares of the Target for the Offer Shares regarding the Offer will be a taxable event. Generally, 60% of capital gains derived from the exchange of shares of the Target are taxable at the personal income tax rate (plus solidarity surcharge of 5.5% thereon).

Correspondingly, only 60% of the business expenses related to such a gain (subject to general restrictions on deductions, if any) and only 60% of any capital loss are tax deductible.

If the shares of the Target are attributable to a permanent commercial establishment maintained in Germany, 60% of the capital gains are also subject to trade tax (Gewerbesteuer). However, all or part of the trade tax is credited as a lump sum against the shareholder’s personal income tax liability.

The rules discussed in this section also apply if a shareholder, or in the case of a gratuitous acquisition the shareholder’s legal predecessor, directly or indirectly has held at least 1% of the share capital of the Target at any time during the five years preceding the exchange of the shares of the Target for the Offer Shares. Special rules (i.e. limitation of tax deductibility) apply with regard to capital losses. See insofar the general rules of German withholding tax as described in “21.3.5 Taxation of Capital Gains”.

21.2.1.3	Shares of the Target Held by Corporations

Generally, capital gains recognized by corporations on the exchange of shares of the Target for the Offer Shares regarding the Offer are exempt from corporate income tax and trade tax if the shares of the Target are held as business assets of a permanent commercial establishment located in Germany (Section 8b para. 2 of the German Corporate Income Tax Act). However, 5% of such capital gain is treated as nondeductible business expenses and, as such, subject to corporate income tax (plus solidarity surcharge of 5.5% thereon) and trade tax. Losses from the exchange of shares of the Target and any other profit reductions related to the exchange are generally not tax deductible.

Special rules apply to shareholding companies that are active in the financial and insurance sectors and to so-called financial enterprises (Finanzunternehmen).

21.2.1.4	Shares of the Target Held by Partnerships

If the shareholder is a partnership engaged or deemed to be engaged in a trade or business (co-entrepreneurship (Mitunternehmerschaft)), personal income tax or corporate income tax, as the case may be, is assessed at the level of each partner rather than at the level of the partnership. The taxation of each partner depends on whether the partner is a corporation or an individual.

If the partner is a corporation, capital gains from the exchange of shares of the Target are, in general, effectively 95% tax exempt (see “21.2.1.3 Shares of the Target Held by Corporations”).

If the partner is an individual, 60% of the capital gains from the exchange of the shares of the Target are taxable (see “21.2.1.2 Shares of the Target Held As Business Assets by Individual Shareholders (Sole Proprietors)”).

If the shares of the Target are attributable to a permanent commercial establishment in Germany, any capital gain from their exchange is subject to trade tax at the level of the partnership, with 60% of the gain being subject to trade tax to the extent that the partners are individuals and 5% to the extent that the partners are corporations. In the case of partners who are individuals, all or part of the trade tax is generally credited as a lump sum against their personal income tax liability.

With respect to the deductibility of business expenses related to the capital gains and the deductibility of capital losses for individual or corporate income tax purposes, as the case may be, the rules outlined above apply to the partners accordingly.

If the shareholder is a partnership which is neither engaged nor deemed to be engaged in a trade or business, each partner is taxed as though he held his share directly (see “21.2.1.1. Shares of the Target Held as Private Assets”, “21.2.1.2 Shares of the Target Held As Business Assets by Individual Shareholders (Sole Proprietors)” and “21.2.1.3 Shares of the Target Held by Corporations”).

21.2.2	Shareholders of the Target with a Tax Domicile Outside Germany

Capital gains realized on the exchange of the shares of the Target regarding the Offer are subject to a limited tax liability in Germany to the extent that (i) the shares are held by a non-resident shareholder through a permanent establishment or fixed base in Germany or as part of business assets for which a permanent representative in Germany has been appointed, or (ii) the shareholder, directly or indirectly, has held at least 1% of the share capital of the Target at any time during the five years preceding the exchange of the shares of the Target for the Offer Shares.

In this case, the rules set out above regarding shares of the Target held as business assets apply. However, double taxation treaties, as they may apply under certain circumstances, may provide for different rules.

21.3	Taxation of Shareholders of the Company

Shareholders are taxed in particular in connection with the holding of shares (taxation of dividend income), upon the sale of shares (taxation of capital gains) and the gratuitous transfer of shares (inheritance and gift tax).

21.3.1	Taxation of Dividend Income

To the extent that the Company pays dividends from the tax-recognized contribution account (steuerliches Einlagenkonto), the dividends are not subject to withholding tax, personal income tax (including the solidarity surcharge and church tax, if any), trade tax or corporate income tax, as the case may be. However, dividends paid out of a tax-recognized contribution account lower the acquisition costs of the shares, which may result in a higher amount of taxable capital gain upon the shareholder’s sale of the shares. Special rules apply to the extent that dividends from the tax-recognized contribution account exceed the then lowered acquisition costs of the shares (the details are outlined below).

21.3.2	Withholding Tax

As a general rule, dividends distributed by the Company that are not paid out of the tax-recognized contribution account (steuerliches Einlagenkonto) are subject to a deduction at source (withholding tax) at a 25% rate plus a solidarity surcharge of 5.5% on the amount of withholding tax (amounting in total to a rate of 26.375%) and church tax (Kirchensteuer), if applicable. The basis for determining the dividend withholding tax is the dividend approved for distribution by the Company’s general shareholders’ meeting.

In general, dividend withholding tax is withheld regardless of whether and, if so, to what extent the shareholder must report the dividend for tax purposes and regardless of whether the shareholder is a resident of Germany or of a foreign country.

As the Company’s shares are admitted to be held in collective safe custody (Sammelverwahrung) with a central securities depository (Wertpapiersammelbank) pursuant to Section 5 German Act on Securities Accounts (Depotgesetz) and are entrusted to such central securities depository for collective safe custody in Germany, the Company is not responsible for withholding the withholding tax; rather, it is, for the account of the shareholders, the responsibility of one of the following entities in Germany authorized to collect withholding tax to do so and to remit it to the relevant tax authority: (i) a domestic bank or financial service institute, a domestic securities trading company or a domestic securities trading bank (including the domestic branches of foreign banks or financial service institutes) that holds the shares in custody or that manages them and that pays out or credits the shareholders’ investment income or that pays the investment income to a foreign entity, or (ii) the central securities depository holding the collective deposit shares in custody if it pays the investment income to a foreign entity and (iii) the Company itself if and to the extent shares held in collective safe custody (girosammelverwahrt) by the central securities depository (Wertpapiersammelbank) are treated as stock being held separately (so-called “abgesetzte Bestände”).

The Company assumes responsibility for the withholding of taxes on distributions at source, in accordance with statutory provisions. This means that the Company is released from liability for the violation of its legal obligation to withhold and transfer the taxes at source if it provides evidence that it has not breached its duties intentionally or grossly negligently.

Where dividends are distributed to a company resident in another member state of the European Union within the meaning of Article 2 of the European Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended (the “Parent-Subsidiary Directive”), the withholding of the dividend withholding tax may not be required, upon application, provided that additional requirements are met (withholding tax exemption). This also applies to dividends distributed to a permanent establishment located in another member state of the European Union of such a parent company or of a parent company that is tax resident in Germany if the interest in the dividend-paying subsidiary is part of the respective permanent establishment’s business assets. An important prerequisite for the exemption from withholding at source under the Parent-Subsidiary Directive is that the shareholder has directly held at least 10% of the Company’s registered share capital continuously for one year that various substance requirements are fulfilled, and that the German Federal Central Office of Taxation (Bundeszentralamt für Steuern), with its registered office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany, has certified to the creditor, based upon an application filed by the shareholder on the officially prescribed form that the prerequisites for exemption have been met.

The dividend withholding tax rate for dividends paid to other shareholders without a tax domicile in Germany will be reduced in accordance with the applicable double taxation treaty, if any, between Germany and the shareholder’s country of residence, provided that the shares are neither held as part of the business assets of a permanent establishment in Germany nor as part of the business assets for which a permanent representative in Germany has been appointed. The reduction in the dividend withholding tax is generally obtained by applying to the Federal Central Office of Taxation (Bundeszentralamt für Steuern), with its registered office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany, for a refund of the difference between the dividend withholding tax withheld, including the solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty, which is usually 5-15%. A reduced withholding tax rate (according to the applicable double taxation treaty) may be applicable, if the shareholder applied for a reduction at the Federal Central Office of Taxation (Bundeszentralamt für Steuern). A full exemption from German dividend withholding tax may also be possible under the applicable double taxation treaty, if the shareholder has directly held at least 10% of the Company’s registered share capital and if further prerequisites are met. Forms for the refund and exemption procedure may be obtained from the Federal Central Office of Taxation (Bundeszentralamt für Steuern), http://www.bzst.bund.de, as well as German embassies and consulates. If, however the shareholder, inter alia, does not qualify as beneficial owner of the Company’s shares for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, the refund of German dividend withholding tax may be restricted.

Corporations that are not tax residents in Germany will receive upon application a refund of two fifths of the dividend withholding tax that was withheld and remitted to the tax authorities subject to certain requirements. This applies regardless of any further reduction or exemption provided under the Parent-Subsidiary Directive or a double taxation treaty.

Foreign corporations will generally have to meet certain stringent substance criteria defined by statute in order to receive an exemption from or (partial) refund of German dividend withholding tax. These criteria are highly controversial and currently under review by the European Court of Justice.

21.3.3	Taxation of Dividends of Shareholders with a Tax Domicile in Germany

21.3.3.1	Individuals Who Hold the Shares as Private Assets

For individuals who are tax resident in Germany (generally, individuals whose domicile or usual residence is located in Germany) and who hold shares as private assets, the withholding tax will generally serve as a final tax. In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled, and he or she will no longer have to declare them on his or her annual tax return (the “Flat Tax”).

The purpose of the Flat Tax is to provide for separate and final taxation of capital investment income earned; in other words, taxation that is irrespective of the individual’s personal income tax rate. Shareholders may apply to have their income from capital investments assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden. The base for taxation would be the gross dividend income less the savers’ allowance of EUR 801.00 (EUR 1,602.00 for jointly filing individuals). Any tax and solidarity surcharge already withheld would be credited against the income tax and solidarity surcharge so determined and any overpayment refunded. Income-related expenses cannot be deducted from capital gains in either case, however, subject to a rule on the restriction of tax deductions for income-related expenses.

If the individual owns (i) at least 1% of the shares in the Company and is able to exercise significant entrepreneurial influence on the Company’s business activity due to his or her employment (berufliche Tätigkeit) for the Company or (ii) at least 25% of the shares, the tax authorities may approve upon application that the dividends are treated under the partial-income method (see “21.3.3.2.2 Sole Proprietors (Individuals)”.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Office of Taxation (Bundeszentralamt für Steuern). Where church tax is not levied by way of withholding, it is to be levied by means of a legally required income tax assessment.

As an exemption, dividend payments that are funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) and are paid to shareholders who are tax resident in Germany whose shares are held as non-business assets, do – contrary to the above – not qualify as income from capital investments. A dividend payment funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) reduces the shareholder’s acquisition costs of the shares, which can result in a higher capital gain in case of the shares’ disposal (cf. below). This will not apply if (i) the shareholder or, in the event of a gratuitous transfer, its legal predecessor, or, if the shares have been gratuitously transferred several times in succession, one of his legal predecessors at any point during the five years preceding the (deemed, as the case may be,) disposal directly or indirectly held at least 1% of the share capital of the Company (a “Qualified Participation”) and (ii) the dividend payment funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) exceeds the acquisition costs of the shares. In such a case of a Qualified Participation, a dividend payment funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) is deemed a sale of the shares and is taxable as a capital gain if and to the extent the dividend payment funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) exceeds the acquisition costs of the shares. In this case the taxation corresponds with the description in “21.3.5 Taxation of Capital Gains” made with regard to shareholders maintaining a Qualified Participation.

21.3.3.2	Shares Held as Business Assets

The withholding tax has with regard to dividends from shares held as business assets of shareholders who are tax resident in Germany no tax settling effect. In this case, the taxation is based on whether the shareholder is a corporation, an individual or a partnership. The withholding tax withheld and paid to the tax authorities, including the solidarity surcharge, is credited against the income or corporate income tax and the solidarity surcharge of the shareholder and any overpayment will be refunded.

Dividend payments that are funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) and are paid to shareholders who are tax resident in Germany whose shares are held as business assets are generally fully tax-exempt in the hands of such shareholder. To the extent the dividend payments funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) exceed the acquisition costs of the shares, taxable capital gains occur. The taxation of such gain corresponds with the description in the section “21.3.5 Taxation of Capital Gains” made with regard to shareholders whose shares are held as business assets.

However, pursuant to a rule on the restriction of withholding tax credit enacted in 2016, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged, and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfilment of all of the three prerequisites, three fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (personal or corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax (e.g., due to a tax exemption) without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the refrained withholding tax deduction. The special rule on the restriction of withholding tax credit does not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed EUR 20,000.00 or that has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends.

21.3.3.2.1	Corporations

Dividends received by corporations tax resident in Germany are generally exempt from corporate income tax and solidarity surcharge, irrespective of the stake represented by the shares and the length of time the shares are held; however 5% of the dividends are treated as a non-deductible business expense and, as such, are subject to corporate income tax (plus the solidarity surcharge) with a total tax rate of 15.825%.

Different rules apply to free floating dividends (i.e., dividends earned on direct shareholdings in the Company equal to less than 10% of its share capital at the beginning of the respective calendar year). Such free floating dividends are fully taxed at the corporate income tax rate. The acquisition of a shareholding of at least 10% during a calendar year is deemed to have occurred at the beginning of the respective calendar year. Participations which a shareholder holds through a commercial partnership are attributable to the shareholder only on a pro rata basis at the ratio of the interest share of the shareholder in the assets of the relevant partnership.

Business expenses actually incurred and having a direct business relationship to the dividends may be fully deducted.

The amount of any dividends (after deducting business expenses related to the dividends) is fully subject to trade tax, unless the corporation held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period, entitling it to an intercorporate privilege for trade tax purposes. In the latter case, the aforementioned exemption of 95% of the dividend income applies analogously for trade tax purposes.

21.3.3.2.2	Sole Proprietors (Individuals)

If the shares are held as part of the business assets of a sole proprietor (individual) with his or her tax domicile in Germany, 40% of any dividend is tax exempt (the so-called partial income method). Only 60% of the expenses economically related to the dividends are tax deductible. The partial income method will also apply when individuals hold the shares indirectly through a partnership (with the exception of individual investors who hold their shares through partnerships that are neither commercial partnerships nor deemed to be commercial partnerships). However, the partial-income method does not apply with respect to church tax (if applicable). If the shares are held as business assets of a domestic commercial permanent establishment, the full amount of the dividend income (after deducting business expenses that are economically related to the dividends) is also subject to trade tax, unless the taxpayer held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period. In the latter case, the net dividends (after deducting directly related expenses) are exempt from the trade tax. However, trade tax is generally credited – fully or in part – as a lump sum against the shareholder’s personal income tax liability. Upon application and provided that additional prerequisites are met, a sole proprietor can obtain a certain reduction of his personal income tax rate for profits not withdrawn from the business.

21.3.3.2.3	Partnerships

If the shareholder is a commercial partnership or deemed to be a commercial partnership, the personal income tax or corporate income tax, as the case may be, and the solidarity surcharge are levied at the level of each partner rather than at the level of the partnership. The taxation of each partner depends upon whether the partner is a corporation or an individual. If the partner is a corporation, then the dividend is generally 95% tax exempt; however, dividends from an indirect shareholding representing less than 10% of the share capital for the relevant partner are fully subject to taxation (see “21.3.3.2.1 Corporations”). If the partner is an individual, only 60% of the dividend income is subject to income tax; in this case the partial-income method does not apply as regards church tax (if applicable) (see “21.3.3.2.2 Sole Proprietors (Individuals)”).

Additionally, if the shares are held as business assets of a domestic permanent establishment of a commercial or deemed to be commercial partnership, the full amount of the dividend income is also subject to trade tax at the level of the partnership. In the case of partners who are individuals, the trade tax that the partnership pays on his or her proportion of the partnership’s income is generally credited as a lump sum – fully or in part – against the individual’s personal income tax liability. If the partnership held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period, the dividends (after the deduction of business expenses economically related thereto) are generally not subject to trade tax. However, in this case, trade tax will be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the shares in the Company are attributable on a look-through basis, since such portion of the dividends are deemed to be non-deductible business expenses.

21.3.3.2.4	Financial and Insurance Sector

Special rules apply to companies operating in the financial and insurance sector (see “21.4 Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds”).

21.3.4	Taxation of Dividends of Shareholders Without a Tax Domicile in Germany

The dividends paid to shareholders (individuals and corporations) without a tax domicile in Germany are taxed in Germany, provided that the shares are held as part of the business assets of a permanent establishment in Germany or as part of the business assets for which a permanent representative in Germany has been appointed. The withholding tax (including solidarity surcharge) withheld and remitted to the German tax authorities is credited against the respective shareholder’s personal income tax or corporate income tax liability, and any overpayment will be refunded. The same applies to the solidarity surcharge. These shareholders are essentially subject to the same rules applicable to German resident shareholders, as discussed above.

In all other cases, the withholding of the dividend withholding tax (including solidarity surcharge) discharges any tax liability of the shareholder in Germany. A refund or exemption is granted only as discussed for dividend withholding tax above, see “21.3.2 Withholding Tax”.

Dividend payments that are funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) are generally not taxable in Germany.

21.3.5	Taxation of Capital Gains

21.3.5.1	Taxation of Capital Gains of Shareholders with a Tax Domicile in Germany

21.3.5.1.1	Shares Held as Private Assets

Gains on the sale of shares that are held as private assets by shareholders with a tax domicile in Germany, and which were acquired after December 31, 2008, are generally taxable regardless of the length of time held. The tax rate is (generally) a uniform 25% plus the 5.5% solidarity surcharge thereon (resulting in an aggregate tax rate of 26.375%) as well as any church tax, if applicable, unless the respective shareholder holds a Qualified Participation.

The taxable capital gains are the difference between (i) the proceeds from the disposal of shares after deducting the direct sales costs and (ii) the acquisition cost of the shares. Under certain conditions, prior payments from the tax-recognized contribution account (steuerliches Einlagekonto) may lead to reduced acquisition costs of the shares rights held as private assets and, as a consequence, increase the taxable sales gain. Losses on the sale of shares can only be used to offset gains made on the sale of shares during the same year or in subsequent years.

If the shares are held in custody or administered by a domestic bank or financial service institute, a domestic securities trading company or a domestic securities trading bank (including the domestic branches of foreign banks and financial service institutes), or if such office sells the shares and pays out or credits the capital gains (each a “Domestic Paying Agent”), said Domestic Paying Agent withholds a withholding tax of 25% plus 5.5% solidarity surcharge thereon and any church tax (if applicable) and remits this to the competent tax authority; in such a case, the tax on the capital gain is generally discharged. If the shares were only held in custody or administered by the respective Domestic Paying Agent continuously after acquisition, the amount of tax withheld is generally based on the difference between the proceeds from the sale, after deducting expenses directly related to the sale, and the amount paid to acquire the shares rights. However, the withholding tax rate of 25% plus the 5.5% solidarity surcharge thereon and any church tax (if applicable), will be applied to 30% of the gross sales proceeds if the shares were not administered by the same custodian bank since acquisition and the original cost of the shares rights cannot be verified or such verification is not admissible. In this case, the shareholder is entitled to, and in case the actual gain is higher than 30% of the gross proceeds must, verify the original costs of the shares rights in his or her annual tax return.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Office of Taxation (Bundeszentralamt für Steuern). Where church tax is not levied by way of withholding, it is determined by means of an income tax assessment.

A shareholder may request that all his or her items of capital investment income, along with his or her other taxable income, be subject to the progressive income tax rate instead of the uniform tax rate for private capital investment income if this lowers his or her tax burden. The base for taxation would be the gross income less the savers’ allowance of EUR 801.00 (EUR 1,602.00 for jointly filing individuals). The prohibition on deducting income-related costs and the restrictions on offsetting losses also apply to tax assessments based on the progressive income tax rate. Any tax already withheld would be credited against the income tax so determined and any overpayment refunded.

By contrast, shareholder’s capital gains are subject to the partial-income method and not the Flat Tax, if a shareholder holds a Qualified Participation. Consequently, 60% of the proceeds from the sale of shares are subject to the individual income tax rate, if the shareholder, or his or her legal predecessor in case of acquisition without consideration, has directly or indirectly held shares equal to at least 1% of the Company’s share capital at any time during the previous five years. 60% of the expenses economically related to the proceeds of the sale of shares are tax-deductible.

In the case of a Qualified Participation, withholding tax (including the solidarity surcharge) is also withheld by the Domestic Paying Agent. The tax withheld, however, is not treated as a final tax. Hence, the shareholder is obliged to declare the gains from the sale in his income tax return. The withholding tax (including solidarity surcharge) withheld and remitted to the German tax authorities is credited against the respective shareholder’s personal income tax or corporate income tax liability in the tax assessment, and any overpayment will be refunded.

21.3.5.1.2	Shares Held as Business Assets

The Flat Tax does not apply to proceeds from the sale of shares held as business assets by shareholders domiciled in Germany. If the shares form part of a shareholder’s business assets, taxation of the capital gains realized will then depend upon whether the shareholder is a corporation, sole proprietor or partnership. Dividend payments that are funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) reduce the original acquisition costs. In case of a sale of shares, a higher taxable capital gain can arise therefrom. If the dividend payments exceed the shares’ book value for tax purposes, a taxable capital gain can arise.

1.

Corporations: In general, capital gains earned on the sale of shares by corporations domiciled in Germany are exempt from corporate income tax (including the solidarity surcharge) and trade tax, irrespective of the stake represented by the shares and the length of time the shares are held; however, 5% of the capital gains are treated as a non-deductible business expense and, as such, are subject to corporate income tax (plus the solidarity surcharge thereon) and to trade tax. Losses from the sale of shares and any connected reductions in profit do not qualify as tax-deductible business expenses.

2.

Sole proprietors (individuals): If the shares were acquired after December 31, 2008 and form part of the business assets of a sole proprietor (individual) who is tax resident in Germany, 60% of the capital gains on their sale are subject to the individual’s personal tax rate plus the solidarity surcharge thereon (partial income method). Correspondingly, only 60% of losses from such sales and 60% of expenses economically related to such sales are deductible. For church tax, if applicable, the partial income method does not apply. If the shares are held as business assets of a commercial permanent establishment located in Germany, 60% of the capital gains are also subject to trade tax. The trade tax is fully or partially credited as a lump sum against the shareholder’s personal income tax liability. Upon application and provided that additional prerequisites are met, a sole proprietor can obtain a certain reduction of his personal income tax rate for profits not withdrawn from the business.

3.

Commercial Partnerships: If the shareholder is a partnership, personal income tax or corporate income tax, as the case may be, is assessed at the level of each partner rather than at the level of the partnership. The taxation of each partner depends upon whether the respective partner is a corporation or an individual. If the partner is a corporation, the tax principles applying to capital gains which are outlined in subsection 1 apply. If the partner is an individual, the tax principles applying to capital gains that are outlined in subsection 2. above apply. Upon application and provided that additional prerequisites are met, an individual who is a partner can obtain a reduction of his or her personal income tax rate for profits not withdrawn from the partnership. In addition, capital gains from the sale of shares attributable to a permanent establishment maintained in Germany by a commercial partnership, or deemed to be commercial partnership, are subject to trade tax at the level of the partnership. As a rule, only 60% of the gains in this case are subject to trade tax to the extent the partners in the partnership are individuals, while 5% are subject to trade tax to the extent the partners are corporations and shares are sold. Under the principles discussed above, losses on sales and other reductions in profit related to the shares sold are generally not deductible or are only partially deductible, if the partner is a corporation. If the partner is an individual, the trade tax the partnership pays on his or her share of the partnership’s income is generally credited as a lump sum – fully or in part – against his or her personal income tax liability, depending on the tax rate imposed by the local municipality and certain individual tax-relevant circumstances of the taxpayer.

Special rules apply to capital gains realized by companies active in the financial and insurance sectors, as well as pension funds, see “21.4 Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds”.

If a Domestic Paying Agent is involved, the proceeds from the sale of shares held as business assets are generally subject to the same withholding tax rate as those of shareholders whose shares are held as private assets, see “21.3.5.1.1 Shares Held as Private Assets”. However, the Domestic Paying Agent may refrain from withholding the withholding tax if (i) the shareholder is a corporation, association or estate with its tax domicile in Germany, or (ii) the shares form part of the shareholder’s domestic business assets, and the shareholder informs the Domestic Paying Agent of this on the officially prescribed form and meets certain additional prerequisites. If the Domestic Paying Agent nevertheless withholds taxes, the withholding tax withheld and remitted (including the solidarity surcharge and church tax, if applicable) will be credited against the shareholder’s income tax or corporate income tax liability (including the solidarity surcharge and church tax, if applicable) and any excess amount will be refunded.

21.3.5.2	Taxation of Capital Gains of Shareholders Without a Tax Domicile in Germany

Capital gains realized by a shareholder with no tax domicile in Germany are subject to German income tax only if the selling shareholder holds a Qualified Participation or if the shares form part of the business assets of a permanent establishment in Germany or of business assets for which a permanent representative is appointed.

Most double taxation treaties provide for an exemption from German taxes and assign the right of taxation to the shareholder’s country of domicile in the former case, unless the respective shareholder holds the shares in a permanent establishment in Germany. However, certain double taxation treaties, in particular most new or revised double tax treaties, contain special provisions for shareholdings in a real estate company. In the latter case the taxation of capital gains is governed by the same rules that apply to shareholders resident in Germany.

21.4	Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds

If financial institutions or financial service providers hold or sell shares that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial-income method nor have 60% of their gains exempted from taxation nor be entitled to the 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income and capital gains are fully taxable. The same applies to shares acquired by financial enterprises (Finanzunternehmen) within the meaning of the German Banking Act (Gesetz über das Kreditwesen), if the shares had to be accounted for as current assets at the time of acquisition and more than 50% of the shares in the relevant financial enterprise are directly or indirectly held by financial institutions or financial service providers. Likewise, the previously described tax exemption applicable to corporations for dividend income and capital gains from the sale of shares does not apply to shares that qualify as a capital investment in the case of life insurance and health insurance companies or to those which are held by pension funds.

21.5	Inheritance and Gift Tax

The transfer of shares to another person by inheritance or gift is generally subject to German inheritance and gift tax only if

1.

the decedent, donor, heir, beneficiary or other transferee maintained his or her domicile or habitual abode in Germany, or had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years prior to the transfer outside Germany without maintaining a residence in Germany (special rules apply to certain former German citizens who neither maintain their domicile nor have their habitual abode in Germany); or

2.

the shares were held by the decedent or donor as part of business assets for which a permanent establishment was maintained in Germany or for which a permanent representative in Germany had been appointed; or

3.

the decedent or donor with place of management or registered office in Germany, either individually or collectively with related parties, held, directly or indirectly, at least 10% of the Company’s registered share capital at the time of the inheritance or gift.

The fair value represents the tax assessment base. In general that is the stock exchange price. Dependent on the degree of relationship between decedent or donor and recipient, different tax-free allowances and tax rates apply.

The few German double taxation treaties relating to inheritance tax and gift tax currently in force usually provide that the German inheritance tax or gift tax can only be levied in the cases of 1. above, and also with certain restrictions in case of 2. above. Special provisions apply to certain German nationals living outside of Germany and former German nationals.

21.6	Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of shares. Provided that certain requirements are met, an entrepreneur may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. Net wealth tax is currently not imposed in Germany.

The European Commission and certain European Union member states (including Germany) are currently intending to introduce a financial transactions tax (presumably on secondary market transactions involving at least one financial intermediary). It is currently uncertain if and when the proposed financial transactions tax will be enacted by the participating European Union member states and when the financial transactions tax will enter into force.

22.    FINANCIAL INFORMATION

The following English-language condensed interim consolidated financial statements (F-2 – F-10), consolidated financial statements (F-11 – F-48, F-50 – F-89 and F-91 – F-135) and unconsolidated annual financial statements (F-137 – F-149) are translations of the respective German-language unaudited condensed interim consolidated financial statements, the respective German-language audited consolidated financial statements and the respective German-language audited unconsolidated annual financial statements.

Unaudited condensed interim consolidated financial statements of  TLG IMMOBILIEN AG as of and for the three months ended March 31, 2017 (prepared in accordance with IFRS on interim financial reporting (IAS 34))

F-2

Consolidated Statement of Comprehensive Income	F-3

Consolidated Statement of Financial Position	F-4

Consolidated Cash Flow Statement	F-5

Consolidated Statement of Changes in Equity	F-6

Condensed Notes to the Interim Consolidated Financial Statements	F-7

Audited consolidated financial statements of TLG IMMOBILIEN AG as of and for the year ended December 31, 2016 (prepared in accordance with IFRS)	F-11

Consolidated Statement of Comprehensive Income	F-12

Consolidated Statement of Financial Position	F-13

Consolidated Cash Flow Statement	F-14

Consolidated Statement of Changes in Equity	F-15

Notes to the Consolidated Financial Statements	F-16

Audit Opinion	F-49

Audited consolidated financial statements of TLG IMMOBILIEN AG as of and for the year ended December 31, 2015 (prepared in accordance with IFRS)	F-50

Consolidated Statement of Comprehensive Income	F-51

Consolidated Statement of Financial Position	F-52

Consolidated Cash Flow Statement	F-53

Consolidated Statement of Changes in Equity	F-54

Notes to the Consolidated Financial Statements	F-55

Audit Opinion	F-90

Audited consolidated financial statements of TLG IMMOBILIEN AG as of and for the year ended December 31, 2014 (prepared in accordance with IFRS)	F-91

Consolidated Statement of Comprehensive Income	F-92

Consolidated Statement of Financial Position	F-93

Consolidated Cash Flow Statement	F-94

Consolidated Statement of Changes in Equity	F-95

Notes to the Consolidated Financial Statements	F-96

Audit Opinion	F-136

Unconsolidated annual financial statements of TLG IMMOBILIEN AG as of and for the year ended December 31, 2016 (prepared in accordance with German Commercial Code (Handelsgesetzbuch))	F-137

Income Statement	F-138

Balance Sheet	F-139

Notes to the Annual Financial Statements	F-141

Audit Opinion	F-150

Unaudited Condensed Interim Consolidated Financial Statements

of TLG IMMOBILIEN AG

as of and for the three months ended March 31, 2017

(prepared in accordance with IFRS on interim financial reporting (IAS 34))

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period from 1 January to 31 March 2017

in EUR k	01/01/2017 – 31/03/2017	01/01/2016 – 31/03/2016
Net operating income from letting activities	34,394	28,892
Income from letting activities	46,554	37,487
a) Rental income	39,229	32,513
b) Income from recharged operating costs	6,723	4,781
c) Income from other goods and services	602	193
Expenses related to letting activities	–12,160	–8,595
d) Expenses from operating costs	–10,138	–7,074
e) Maintenance expenses	–984	–978
f) Other services	–1,038	–543
Result from the remeasurement of investment property	1,536	665
Result from the disposal of investment property	0	612
Result from the disposal of real estate inventory	0	7
a) Proceeds from the disposal of real estate inventory	0	8
b) Carrying amount of real estate inventory disposed	0	–1
Other operating income	520	425
Personnel expenses	–2,900	–2,854
Depreciation and amortisation	–142	–143
Other operating expenses	–2,156	–2,426

Earnings before interest and taxes (EBIT)	31,252	25,178

Financial income	23	70
Financial expenses	–9,113	–5,808
Gain/loss (–) from the remeasurement of derivative financial instruments	586	–1,123

Earnings before taxes	22,748	18,316

Income taxes	–7,039	–5,428

Net income for the period	15,709	12,888

Other comprehensive income (OCI):
Thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes	2,807	–2,638

Total comprehensive income for the period	18,516	10,250

Of the net income for the period, the following is attributable to:
Non-controlling interests	0	38
The shareholders of the parent company	15,709	12,850
Earnings per share (undiluted) in EUR	0.21	0.19
Earnings per share (diluted) in EUR	0.21	0.19
Of the total comprehensive income for the period, the following is attributable to:
Non-controlling interests	0	38
The shareholders of the parent company	18,516	10,212

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 March 2017

Assets

in EUR k	31/03/2017	31/12/2016
A) Non-current assets	2,213,819	2,240,840
Investment property	2,189,403	2,215,228
Advance payments on investment property	102	93
Property, plant and equipment	6,496	6,672
Intangible assets	1,498	1,413
Other non-current financial assets	4,806	4,800
Other assets	9,931	9,982
Deferred tax assets	1,583	2,652

B) Current assets	238,729	103,923
Inventories	1,103	1,103
Trade receivables	5,479	5,997
Receivables from income taxes	1,170	1,239
Other current financial assets	839	864
Other receivables and assets	7,369	7,131
Cash and cash equivalents	184,300	68,415
Non-current assets classified as held for sale	38,469	19,174

Total assets	2,452,548	2,344,763

Equity and liabilities

in EUR k	31/03/2017	31/12/2016
A) Equity	1,141,621	1,009,503
Subscribed capital	74,176	67,432
Capital reserves	547,004	440,267
Retained earnings	530,924	515,094
Other reserves	–10,483	–13,290
Equity attributable to the shareholders of the parent company	1,141,621	1,009,503

B) Liabilities	1,310,927	1,335,260
I.) Non-current liabilities	1,177,317	1,227,119
Non-current liabilities due to financial institutions	925,272	975,164
Pension provisions	8,305	8,347
Non-current derivative financial instruments	16,456	20,370
Other non-current liabilities	5,405	5,525
Deferred tax liabilities	221,879	217,713
II.) Current liabilities	133,610	108,141
Current liabilities due to financial institutions	97,167	65,248
Trade payables	18,319	21,178
Other current provisions	1,660	1,828
Tax liabilities	4,703	4,512
Other current liabilities	11,761	15,375

Total equity and liabilities	2,452,548	2,344,763

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 31 March 2017

in EUR k	01/01/2017 – 31/03/2017	01/01/2016 – 31/03/2016
1. Cash flow from operating activities
Net income for the period before taxes	22,748	18,316
Depreciation and amortisation	142	143
Result from the remeasurement of investment property	–1,536	–665
Gain/loss from the remeasurement of derivative financial instruments	–586	1,123
Increase/decrease (–) in provisions	–210	512
Other non-cash income/expenses	1,027	201
Gain (–)/loss from disposal of property, plant and equipment and intangible assets	0	–613
Increase (–)/decrease in inventories	0	1
Financial income	–23	–70
Financial expenses	9,113	5,808
Increase (–)/decrease in trade receivables and other assets	2,012	7,663
Increase/decrease (–) in trade payables and other liabilities	–8,854	–6,212

Cash flow from operating activities	23,833	26,207

Interest received	23	70
Interest paid	–10,155	–8,257
Income tax paid/received	–1,543	–7,115

Net cash flow from operating activities	12,158	10,905

2. Cash flow from investing activities
Cash received from disposals of investment property	11,929	16,486
Cash received from disposals of property, plant and equipment	0	202
Cash paid for acquisitions of investment property	–3,818	–105,763
Cash paid for acquisitions of property, plant and equipment	–749	–40
Cash paid for investments in intangible assets	–139	–37
Change in scope of consolidation	122	0

Cash flow from investing activities	7,345	–89,152

3. Cash flow from financing activities
Cash received from equity contributions	113,292	0
Cash received from bank loans	80,798	0
Repayments of bank loans	–97,709	–5,710

Cash flow from financing activities	96,381	–5,710

4. Cash and cash equivalents at end of period
Change in cash and cash equivalents (subtotal of 1 – 3)	115,885	–83,957
Cash and cash equivalents at beginning of period	68,415	183,736

Cash and cash equivalents at end of period	184,300	99,779

5. Composition of cash and cash equivalents
Cash	184,300	99,779

Cash and cash equivalents at end of period	184,300	99,779

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period from 1 January to 31 March 2017

in EUR k	Subscribed capital	Capital reserves	Retained earnings	Other Reserves		Non-controlling interests	Equity
				Reserve hedge accounting	Actuarial gains/losses
01/01/2016	67,432	439,510	469,369	–9,347	–1,899	2,809	967,874

Net income	0	0	12,850	0	0	37	12,887
Other comprehensive income (OCI)	0	0	0	–2,638	0	0	–2,637

Total comprehensive income for the year	0	0	12,850	–2,638	0	37	10,250

Capital contribution in connection with share-based remuneration	0	201	0	0	0	0	201

Change during the period	0	201	12,850	–2,638	0	37	10,451

31/03/2016	67,432	439,711	482,220	–11,985	–1,899	2,846	978,325

01/01/2017	67,432	440,267	515,094	–11,128	–2,162	0	1,009,503

Net income	0	0	15,709	0	0	0	15,709
Other comprehensive income (OCI)	0	0	0	2,807	0	0	2,807

Total comprehensive income for the year	0	0	15,709	2,807	0	0	18,516

Change in scope of consolidation	0	0	122	0	0	0	122
Share capital increase	6,744	109,240	0	0	0	0	115,984
Transaction costs relating to the share capital increase, after taxes	0	–2,692	0	0	0	0	–2,692
Capital contribution in connection with share-based remuneration	0	189	0	0	0	0	189

Change during the period	6,744	106,737	15,831	2,807	0	0	132,118

31/03/2017	74,176	547,004	530,924	–8,321	–2,162	0	1,141,621

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT 31 MARCH 2017

A.	GENERAL INFORMATION ON THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG

A.1	INFORMATION ON THE COMPANY

TLG IMMOBILIEN AG, Berlin, is an Aktiengesellschaft (stock corporation) in Germany with its headquarters at Hausvogteiplatz 12, 10117 Berlin, entered in the commercial register of Berlin under the number HRB 161314 B, and is –together with its subsidiaries, the TLG IMMOBILIEN Group (short: TLG IMMOBILIEN) – one of the largest providers of commercial real estate in Germany.

The main activities consist of the operation of real estate businesses and transactions of all types in connection with this, as well as the letting, management, acquisition, disposal and development of office, retail and hotel properties, either itself or via companies of which the company is a shareholder.

A.2	FUNDAMENTALS OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements of TLG IMMOBILIEN AG were prepared in condensed form in accordance with IAS 34 (Interim Financial Reporting) and the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB), as adopted by the European Union. The consolidated interim financial statements were prepared in accordance with the rulings of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards. The requirements of IAS 34 (Interim Financial Reporting) were adhered to. The notes are presented in condensed form on the basis of the option provided by IAS 34.10. These condensed consolidated interim financial statements have not been audited or subjected to a review.

The consolidated interim financial statements are comprised of the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity and the notes to the consolidated financial statements. Besides the consolidated interim financial statements, the interim report contains the interim group management report and the responsibility statement.

The currency of the consolidated interim financial statements is the euro.

Unless stated otherwise, all amounts are given in thousands of euros (EUR k). In tables and references – for reasons of calculation – there can be rounding differences to the mathematically exactly determined figures.

One company has been deconsolidated from the scope of consolidation since 31 December 2016.

There have been no other changes to the scope of consolidation since 31 December 2016.

B.	EXPLANATION OF ACCOUNTING AND MEASUREMENT METHODS

The accounting and measurement methods applied in these consolidated interim financial statements are identical to the methods presented in the IFRS consolidated financial statements as at 31 December 2016. These consolidated interim financial statements should therefore be read in conjunction with the consolidated financial statements of TLG IMMOBILIEN of 31 December 2016.

As at 31 December 2016, the investment property had been subjected to a detailed external valuation by Savills Advisory Services Germany GmbH & Co. KG and recognised at fair value.

An external expert carries out a valuation every six months and the most recently recognised fair values are valued internally on the other reporting dates.

The TLG IMMOBILIEN Group has fully applied all new mandatory standards and interpretations as at 1 January 2017. There were no major effects on the consolidated financial statements as a result.

C.	SELECTED NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

C.1	INVESTMENT PROPERTY

The carrying amount of the investment property had developed as follows as at the reporting date:

in EUR k	2017	2016
Carrying amount as at 01/01	2,215,228	1,739,474

Acquisitions	630	442,998
Capitalisation of construction and modernisation expenses	3,233	18,543
Reclassification as assets held for sale	– 31,224	–28,857
Reclassification from property, plant and equipment	0	3,211
Fair value adjustments	1,536	39,860

Carrying amount as at 31/03/2017 and 31/12/2016	2,189,403	2,215,228

The portfolio strategy of TLG IMMOBILIEN stipulates the concentration on the asset classes of office and retail, as well as hotels with long-term leases in certain top central locations. While the office portfolio is to be largely limited to promising A and B-rated locations, the retail portfolio – which is characterised by neighbourhood shopping centres specialising in the food retail segment – is more widely distributed. Decisions on acquisitions, sales and pending investments are subject to the named principles of the portfolio strategy.

In the first quarter of 2017, the changes in the fair value of the portfolio were due primarily to EUR k – 31,224 in reclassifications as assets held for sale. The total value of EUR k – 28,857 in the previous year was therefore slightly surpassed. Of the reclassifications, 86% are attributable to the disposal of two retail packages with 30 properties in total, mostly discounters.

The capitalisation of construction expenses totalling EUR k 3,233 is almost entirely attributable to the office, retail and hotel asset classes. Of this amount, 52% is attributable to development measures mainly concerning retail properties and 20% is attributable to renovations for tenants as part of new rental agreements. The fair value adjustment of EUR k 1,536 essentially concerns properties that have already been disposed of but for which the transfer of benefits and encumbrances has not yet taken place as at the reporting date.

The parameters and asset classes on which the calculation is based have not changed significantly since 31 December 2016.

C.2	EQUITY

As at the reporting date, the subscribed capital of the company was EUR k 74,176 (previous year EUR k 67,432). The share capital is fully paid-in. There are no other share types.

Following the cash capital increase on 30 January 2017, with the approval of the Supervisory Board and making partial use of the Authorised Capital 2016, the company’s share capital of EUR k 67,432, divided into 67,432,326 ordinary bearer shares with a theoretical par value of EUR 1.00, was increased by EUR k 6,743 to EUR k 74,176 by the issue of 6,743,232 no-par bearer shares. The shares issued in January 2017 have a theoretical par value of EUR 1.00 and entitlement to dividends from 1 January 2016. The gross proceeds were approximately EUR k 115,984.

The capital reserve amounts to EUR k 547,004 (previous year EUR k 440,267). The changes (EUR k 106,737) are due essentially to a contribution of EUR k 106,548 to the capital reserve as part of the cash capital increase and a contribution of EUR k 189 to the capital reserve from share-based remuneration.

The other changes in the components of Group equity are detailed in the consolidated statement of changes in equity.

D.	SELECTED NOTES TO THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

D.1	NET INTEREST

The net interest is characterised by special items totalling EUR k 1,800 resulting from the refinancing in the first quarter.

D.2	INCOME TAXES

The tax expenses/income can be broken down as follows:

in EUR k	01/01/2017 – 31/03/2017	01/01/2016 – 31/03/2016
Current income tax	2,673	1,355
Deferred taxes	4,366	4,073

Tax expenses/income	7,039	5,428

TLG IMMOBILIEN discloses income taxes on the basis of the expected average effective Group tax rate. A change in the tax rate compared to the previous period can be the result of various factors, especially changes in the recognition of loss carryforwards/carried interest, the accrual of tax-free income and expenses and previous-period tax effects.

D.3	EARNINGS PER SHARE

The earnings per share are calculated by dividing the net income for the period attributable to the shareholders of the parent company by the weighted average number of shares outstanding.

in EUR k	01/01/2017 – 31/03/2017	01/01/2016 – 31/03/2016
Net income for the period attributable to the shareholders of the parent company in EUR k	15,193	12,850
Weighted average number of shares outstanding in thousands	71,928	67,432

Basic earnings per share in EUR	0.21	0.19

Potential diluting effect of share-based remuneration in thousands	108	66
Number of shares with a potential diluting effect in thousands	72,036	67,498

Diluted earnings per share in EUR	0.21	0.19

The share-based payments to the Management Board and some employees have a diluting effect based on employee services already received. The number of shares on the reporting date would increase by around 108,000 shares.

E.	OTHER INFORMATION

E.1	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

With the exception of derivatives recognised at fair value, all assets and liabilities have been measured at amortised cost. With regard to the assets and liabilities measured at amortised cost, the carrying amounts of the financial assets and liabilities on the statement of financial position are good approximations of fair value, with the exception of liabilities due to financial institutions.

The fair values of the liabilities due to financial institutions correspond to the present values of the payments associated with the liabilities, with consideration for the current interest parameters as at the reporting date (level 2 according to IFRS 13), and were EUR k 1,029,365 as at 31 March 2017 (31 December 2016: EUR k 1,063,025).

The derivative financial instruments recognised in the statement of financial position have been measured at fair value. They are all interest rate hedges.

The measurement methods have not changed since 31 December 2016.

E.2	RELATED PARTIES

There were no significant transactions with related companies or parties in the first three months of the 2017 financial year.

Effective as of 10 February 2017, Frank D. Masuhr has been appointed to the Supervisory Board of TLG IMMOBILIEN AG until the end of the 2017 annual general meeting. Frank D. Masuhr is taking over from Alexander Heße who stepped down from his position on the Board in 2016.

E.3	SUBSEQUENT EVENTS

On 10 May 2017, the Company’s Management Board and Supervisory Board have resolved to offer to the shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft to acquire their no-par value bearer shares by way of a voluntary public takeover offer. Subject to the final determination of the minimum prices and the offer conditions in the offer document, the Company intends to offer one new no-par value bearer share of the Company with a notional value of EUR 1.00 as consideration in exchange for each 5.75 tendered shares of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft. The new shares of the Company will carry dividend rights from January 1, 2017. The final terms and further provisions regarding the public takeover offer will be determined in the offer document and will be disclosed once its publication will have been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).

E.4	RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the consolidated interim financial statements of TLG IMMOBILIEN AG of 31 March 2017 give a true and fair view of the financial performance, financial position and cash flows of the Group, and the consolidated interim management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Berlin, 11 May 2017

Peter Finkbeiner	Niclas Karoff
Member of the Management Board	Member of the Management Board

Consolidated Financial Statements of

TLG IMMOBILIEN AG

as of and for the year ended December 31, 2016

(prepared in accordance with IFRS)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period from 1 January to 31 December 2016

in EUR k	Reference	01/01/2016 – 31/12/2016	01/01/2015 – 31/12/2015[1]
Net operating income from letting activities	F.1	125,588	114,096
Income from letting activities		168,062	152,280
a) Rental income		140,464	127,392
b) Income from recharged operating costs		23,662	23,330
c) Income from other goods and services		3,936	1,558
Expenses related to letting activities		-42,474	-38,184
d) Expenses from operating costs		-29,979	-29,528
e) Maintenance expenses		-6,618	-6,198
f) Other services		-5,877	-2,458
Result from the remeasurement of investment property	F.2	39,860	87,856
Result from the disposal of investment property	F.2	6,381	7,972
Result from the disposal of real estate inventory		10	771
a) Proceeds from the disposal of real estate inventory		11	848
b) Carrying amount of real estate inventory disposed		-1	-77
Other operating income	F.3	777	4,181
Personnel expenses	F.4	-11,261	-12,807
Depreciation and amortisation	F.5	-561	-760
Other operating expenses	F.6	-7,140	-7,881

Earnings before interest and taxes (EBIT)		153,654	193,426

Financial income	F.7	313	443
Financial expenses	F.7	-25,650	-23,849
Gain/loss (-) from the remeasurement of derivative financial instruments	F.8	299	-848

Earnings before taxes (EBT)		128,616	169,172

Income taxes	F.9	-34,507	-38,311

Net income		94,109	130,862

Other comprehensive income (OCI):	E.9
thereof will not be reclassified to profit or loss
Actuarial gains/losses		-263	35
thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes		-1,781	1,703

Total comprehensive income for the year		92,065	132,600

Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests		111	242
The shareholders of the parent company		93,998	130,620
Earnings per share (undiluted) in EUR	F.10	1.39	2.11
Earnings per share (diluted) in EUR	F.10	1.39	2.10
Of the total comprehensive income for the year, the following is attributable to:
Non-controlling interests		111	242
The shareholders of the parent company		91,954	132,358

1	Comparative figures from previous year have been adjusted. Please see section F.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2016

Assets

in EUR k	Reference	31/12/2016	31/12/2015
A) Non-current assets		2,240,840	1,776,837
Investment property	E.1	2,215,228	1,739,474
Advance payments on investment property		93	14,272
Property, plant and equipment	E.2	6,672	9,827
Intangible assets	E.2	1,413	1,566
Other non-current financial assets	E.3	4,800	2,535
Other assets	E.5	9,982	9,163
Deferred tax assets	E.13	2,652	0

B) Current assets		103,923	222,624
Inventories	E.6	1,103	1,104
Trade receivables	E.4	5,997	11,911
Receivables from income taxes	E.13	1,239	2,195
Other current financial assets	E.3	864	883
Other receivables and assets	E.5	7,131	6,883
Cash and cash equivalents	E.7	68,415	183,736
Non-current assets classified as held for sale	E.8	19,174	15,912

Total assets		2,344,763	1,999,461

Equity and liabilities

in EUR k	Reference	31/12/2016	31/12/2015
A) Equity	E.9	1,009,503	967,874
Subscribed capital		67,432	67,432
Capital reserves		440,267	439,510
Retained earnings		515,094	469,369
Other reserves		-13,290	-11,246
Equity attributable to the shareholders of the parent company		1,009,503	965,065
Non-controlling interests		0	2,809

B) Liabilities		1,335,260	1,031,590
I.) Non-current liabilities		1,227,119	957,781
Non-current liabilities due to financial institutions	E.10	975,164	746,677
Pension provisions	E.11	8,347	8,080
Non-current derivative financial instruments	H.1	20,370	15,921
Other non-current liabilities	E.14	5,525	1,236
Deferred tax liabilities	E.13	217,713	185,867
II.) Current liabilities		108,141	73,809
Current liabilities due to financial institutions	E.10	65,248	36,011
Trade payables	E.14	21,178	14,926
Other current provisions	E.12	1,828	2,416
Tax liabilities		4,512	6,415
Other current liabilities	E.14	15,375	14,041

Total equity and liabilities		2,344,763	1,999,461

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 31 December 2016

in EUR k	Reference	01/01/2016 – 31/12/2016	01/01/2015 – 31/12/2015
1. Cash flow from operating activities
Earnings before taxes		128,616	169,173
Depreciation and amortisation	E.2	561	760
Result from the remeasurement of investment property	F.2	-39,860	-87,856
Result from the remeasurement of derivative financial instruments	F.8	-299	848
Increase/decrease (-) in provisions	E.12	-321	-3,436
Other non-cash income/expenses		757	1,794
Gain (-)/loss from disposal of property, plant and equipment and intangible assets		-6,382	-8,268
Increase (-)/decrease in inventories	E.6	1	373
Financial income	F.7	-313	-443
Financial expenses	F.7	25,650	23,849
Increase (-)/decrease in trade receivables and other assets	E.4/5	4,964	10,074
Increase/decrease (-) in trade payables and other liabilities		8,082	-1,992

Cash flow from operating activities		121,455	104,875

Interest received		255	443
Interest paid		-28,413	-22,987
Income tax paid/received		-5,253	1,583

Net cash flow from operating activities		88,044	83,914

2. Cash flow from investing activities
Cash received from disposals of investment property	G.	31,976	42,776
Cash received from disposals of property, plant and equipment		210	419
Cash paid for acquisitions of investment property	E.1	-445,621	-205,839
Cash paid for acquisitions of property, plant and equipment		-537	-253
Cash paid for investments in intangible assets		-136	-195
Cash received from disposals of consolidated companies and other business units		0	12,804

Cash flow from investing activities		-414,107	-150,288

3. Cash flow from financing activities
Cash received from equity contributions	E.9	0	100,724
Cash distributions to shareholders	E.9	-48,551	-15,326
Cash distribution to non-controlling interests		-119	0
Cash received from bank loans	E.10	292,500	46,567
Repayments of bank loans	E.10	-33,086	-34,453

Cash flow from financing activities		210,744	97,511

4. Cash and cash equivalents at end of period
Change in cash and cash equivalents (subtotal of 1-3)		-115,321	31,137
Cash and cash equivalents at beginning of period		183,736	152,599

Cash and cash equivalents at end of period		68,415	183,736

5. Composition of cash and cash equivalents
Cash		68,415	183,736

Cash and cash equivalents at end of period		68,415	183,736

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period from 1 January to 31 December 2016

in EUR k	Subscribed capital	Capital reserves	Retained earnings	Other reserves		Non-controlling interests	Equity
				Reserve hedge accounting	Actuarial gains/losses
01/01/2015	61,302	343,003	354,074	-11,050	-1,934	2,569	747,963

Net income	0	0	130,620	0	0	242	130,862
Other comprehensive income (OCI)	0	0	0	1,703	28	0	1,738

Total comprehensive income for the year	0	0	130,620	1,703	35	242	132,600

Adjustment for non-controlling interests	0	0	0	0	0	-3	-3
Changes to the basis of consolidation	0	-200	0	0	0	0	-200
Distributions to shareholders	0	0	-15,326	0	0	0	-15,326
Share capital increase	6,130	95,628	0	0	0	0	101,758
Transaction costs relating to the share capital increase, after taxes	0	-717	0	0	0	0	-717
Capital contribution in connection with share-based remuneration	0	1,796	0	0	0	0	1,796
Change during the period	6,130	96,507	115,294	1,703	35	240	219,910

31/12/2015	67,432	439,510	469,369	-9,347	-1,899	2,809	967,874

01/01/2016	67,432	439,510	469,369	-9,347	-1,899	2,809	967,874

Net income	0	0	93,998	0	0	111	94,109
Other comprehensive income (OCI)	0	0	0	-1,781	-263	0	-2,044

Total comprehensive income for the year	0	0	93,998	-1,781	-263	111	92,065

Adjustment for non-controlling interests	0	0	278	0	0	-2,920	-2,642
Dividend payment	0	0	-48,551	0	0	0	-48,551
Capital contribution in connection with share-based remuneration	0	757	0	0	0	0	757

Change during the period	0	757	45,725	-1,781	-263	-2,809	41,629

31/12/2016	67,432	440,267	515,094	-11,128	-2,162	0	1,009,503

NOTES ON THE CONSOLIDATED FINANCIAL STATEMENTS

A.	GENERAL INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG

A.1	INFORMATION ON THE COMPANY

TLG IMMOBILIEN AG, Berlin, is an Aktiengesellschaft (stock corporation) in Germany with its headquarters at Hausvogteiplatz 12, 10117 Berlin, entered in the commercial register of Berlin under the number HRB 161314 B, and is - together with its subsidiaries, the TLG IMMOBILIEN Group (short: TLG IMMOBILIEN) - one of the largest providers of commercial real estate in Germany.

The main activities consist of the operation of real estate businesses and businesses of all types in connection with this—in particular the management, letting, building and renovation, acquisition and sale of commercial real estate in a broader sense, in particular office space, retail properties and hotels—the development of real estate projects, as well as the rendering of services in connection with the above-mentioned business activities, either itself or via companies of which the company is a shareholder.

Due to the given proportions of the Group companies, the prepared consolidated financial statements are significantly influenced by TLG IMMOBILIEN AG.

A.2	PRINCIPLES OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with § 315a HGB, with consideration for the supplementary commercial regulations, and in conjunction with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB), as adopted by the European Union.

The consolidated financial statements are comprised of the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity and the notes to the consolidated financial statements. The individual items will be explained in the appendices.

The currency of the consolidated financial statements is the euro.

Unless stated otherwise, all amounts are given in thousands of euros (EUR k). In tables and references – for reasons of calculation – there can be rounding differences from the mathematically exactly determinde figures.

The financial statements of TLG IMMOBILIEN AG and its fully consolidated subsidiaries form the basis of the consolidated financial statements prepared for the 2016 financial year. The financial statements of the subsidiaries are prepared using uniform accounting and measurement methods as at the same reporting date as the financial statements of the parent company. The consolidated financial statements were prepared by the Management Board by 10 February 2017. The Supervisory Board is expected to approve the consolidated financial statements at its meeting on 7 March 2017.

The consolidated financial statements are compiled on the basis of recognising assets and debts in the statement of financial position at amortised or historical cost. However, this does not apply to investment properties or derivative financial instruments that are measured at fair value on the reporting date.

The consolidated financial statements as well as the management report on the position of the company and the Group will be published in the electronic version of the German Federal Gazette (Bundesanzeiger).

B.	NEW ACCOUNTING STANDARDS

B.1	PUBLISHED BUT NOT YET MANDATORY IFRS

IFRS 9 – FINANCIAL INSTRUMENTS

The International Accounting Standards Board published the final version of IFRS 9 (Financial Instruments) in July 2014.

IFRS 9 introduces a standardised approach to the classification and measurement of financial assets. The standard uses cash flow characteristics and the business model by which they are managed as a basis. It also provides for a new impairment model based on expected credit losses. Additionally, IFRS 9 contains new hedge accounting regulations so as to better disclose the risk management activities of a company, especially with regard to the management of non-financial risks.

IFRS 9 becomes mandatory in the first reporting period of a financial year beginning on or after 1 January 2018, although early adoption is permitted.

The Group currently intends to apply IFRS 9 from 1 January 2018. Following a preliminary assessment, the company does not expect any significant changes. However, the specific effects are still being analysed.

IFRS 15 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The International Accounting Standards Board published the final version of IFRS 15 (Revenue from Contracts with Customers) in May 2014.

IFRS 15 defines a comprehensive framework for determining if, to what extent and at what point revenue must be recognised. It replaces existing guidelines on recognising revenue including IAS 18 (Revenue), IAS 11 (Construction Contracts), IFRIC 13 (Customer Loyalty Programmes) and IFRIC 15 (Agreements for the Construction of Real Estate).

IFRS 15 becomes mandatory in the first reporting period of a financial year beginning on or after 1 January 2018, although it is also acceptable to apply it earlier. The Group currently intends to apply IFRS 15 from 1 January 2018.

The Group has carried out an initial assessment of the potential effects of applying IFRS 15 on its consolidated financial statements and currently expects the financial statements to experience negligible changes with regard to variable revenue (turnover rent, conditional purchase price, etc.).

IFRS 16 - LEASES

The International Accounting Standards Board published the final version of IFRS 16 (Leases) in January 2016.

IFRS 16 replaces the previous classification of leases by lessors as operating or finance. Instead, IFRS 16 introduces a single lessee accounting model requiring lessees to recognise assets (for the right of use) and liabilities for all leases unless the lease term is 12 months or less. This means that leases which were not previously recognised must now be recognised in a statement of financial position - largely similar to the current recognition of financial leases. The approach to lessor accounting of this standard is substantially unchanged, which means that lessors continue to classify leases as operating or finance.

The standard applies to the first reporting period of a financial year beginning on or after 1 January 2019. Entities may early adopt the standard if they also apply IFRS 15 (Revenue from Contracts with Customers) from or before the first application of IFRS 16. The Group intends to apply the standard from 1 January 2019 onwards.

Following a preliminary assessment taking its existing agreements as a lessee into account, the company does not expect any significant changes.

ANNUAL IMPROVEMENTS TO THE IFRS CYCLE (2012–2014)

The annual improvements to the IFRS (cycle 2012 - 2014) resulted in amendments to the IFRS; however, these will have no effect on the consolidated financial statements.

C.	PRINCIPLES OF CONSOLIDATION

C.1	METHODS OF CONSOLIDATION

Subsidiaries

TLG IMMOBILIEN AG and all significant subsidiaries of which TLG IMMOBILIEN AG could have direct or indirect control were included in the consolidated financial statements of the TLG IMMOBILIEN Group. Subsidiaries are fully consolidated from the time TLG IMMOBILIEN AG gains control of them. Control is gained from the time when the following conditions have been cumulatively fulfilled for TLG IMMOBILIEN AG

(1)	TLG IMMOBILIEN AG has power over the relevant activities of the subsidiary.

(2)	TLG IMMOBILIEN AG is subject to variable returns from this subsidiary.

(3)	TLG IMMOBILIEN AG has the ability to influence the variable return flows through its power of disposition over the subsidiary.

Inclusion in the consolidated financial statements ends as soon as the Parent Company no longer has control.

The financial statements of the subsidiary are prepared using uniform accounting and valuation methods as the financial statements of TLG IMMOBILIEN AG.

The consolidation of capital is carried out using the acquisition method, whereby the acquisition costs at the time of acquisition are offset against the equity capital corresponding to the amount of the shareholding. In this process, the equity capital of acquired subsidiaries at the time of acquisition is determined using the acquisition method taking account of the fair value of the identifiable assets, debts and contingent liabilities, deferred taxes and the possible goodwill at this point in time.

Non-controlling interests represent the portion of the result and the net assets which is not attributable to the shareholders of TLG IMMOBILIEN AG. Non-controlling interests are disclosed separately in the consolidated statement of comprehensive income and in the consolidated statement of financial position. Disclosure in the consolidated statement of financial position occurs under equity, separately from equity subscribed to shareholders of the Parent Company.

All intercompany receivables and payables and income and expenses, as well as profit and loss from intercompany transactions, are eliminated.

For the shareholding list, please see section H.14.

C.2	CHANGES IN THE GROUP

Number of fully consolidated subsidiaries

	2016	2015
As at 01/01	3	5
Additions	6	0
Disposals	0	-2

As at 31/12	9	3

The changes in the reporting period are due primarily to the acquisition or establishment of new property holding companies.

For the shareholding list, please see section H.14.

D.	EXPLANATION OF ACCOUNTING AND VALUATION METHODS

D.1	INVESTMENT PROPERTY

TLG IMMOBILIEN identifies investment properties as those properties which are held with the objective of rental income and/or appreciation in value and not for its own use or sale within the framework of the typical business activities.

TLG IMMOBILIEN holds properties which are partially owner-occupied and partially occupied by third parties, i.e. rented. These mixed-use properties are entered separately in the statement of financial position as long as a legal means of partitioning the property exists and neither the owner-occupied nor the rented portion is negligible.

A transfer of properties from the portfolio of investment properties occurs if there is a change in use that is documented by the commencement of owner occupation or the commencement of development with the intention to sell.

At the time of initial recognition, the investment properties are entered in the statement of financial position with their acquisition or production costs. The properties are subsequently measured in the statement of financial position at their fair value according to the allowed alternative treatment provided for by IAS 40 in connection with IFRS 13. Pursuant to IFRS 13.9, the fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This means that the fair value generally implies the sale of an asset (the exit price). It corresponds to the (theoretical) price paid to the seller upon the (hypothetical) sale of a property on the measurement date, regardless of any company-specific intention or ability to sell the asset.

The measurement of the fair value is carried out in principle on the basis of the highest and best use of the property (“Concept of the highest and best use”; IFRS 13.27 et seq.). This implies the maximisation of the use and/or value of the property to the greatest extent technically possible, allowable by law and financially feasible.

All changes in the fair values of investment properties are recognised through profit or loss for the period.

The measurement of the fair value of the investment properties was carried out on the basis of property valuations performed by Savills Advisory Services Germany GmbH & Co. KG at the end of 2016/beginning of 2017 as well as the end of 2015/beginning of 2016 as at 31 December 2016 and 31 December 2015 respectively.

As investment properties, project developments are measured at their fair values so far as the fair value can be reliably measured. The fair value of properties is measured regularly upon obtaining building permits.

The market values of properties which are held over the long term for the purpose of rental income or for the purpose of realizing an appreciation in value were determined in accordance with international standards by using the discounted cash flow (DCF) method. Using this method, the market value of a property is calculated as the sum of the discounted cash flows over a planning period of ten years—chosen on the basis of past experience—plus the residual value of the property at the end of the planning period, determined on the basis of the terminal net cash flows from facility management of the property, discounted to net present value on the valuation date.

Properties with negative net cash flows (e.g. continuously vacant properties) were valued using the liquidation value method (land value less demolition and restoration expenses and, if applicable, remaining net income).

The valuation of undeveloped plots of land (in E.1 represented under the asset class “other”) was carried out using the comparable value method with considering official land values of the local property value committees. Where necessary, the residual value method was also used to check the plausibility of land values.

Due to the limited availability of data and valuation parameters directly observable on the market, the complexity of property valuation as well as the degree of specificity of properties, the valuation at fair value of investment properties is allocated to Level 3 of the valuation hierarchy of IFRS 13.86 (valuation on the basis of significant unobservable input factors).

In particular, the following significant non-observable input factors were considered for the valuation:

•

Future rental agreements, based on the individual location, type, size and quality of the property, under consideration of the conditions of existing rental relationships, other contracts or external indicators such as normal market rents for comparable properties;

•	Estimates on vacancy rates, based on current and expected future market conditions after the expiry of existing rental relationships;

•	Discounted interest rates for the planning period of ten years reflect the current market estimations regarding uncertainty of the amount and the timing of the inflow of future cash flows;

•	Capitalisation rates, based on the individual location, type, size and quality of the property, with consideration for market information available on the date in question;

•	Residual values, in particular based on assumptions on future maintenance and reinvestment costs, vacancy rates and normal market rents and growth rates.

D.2	PROPERTY, PLANT AND EQUIPMENT

Assets included in property, plant and equipment are recognised at their acquisition or production costs and depreciated on a straight-line basis according to their presumable useful economic life. Subsequent cost is recognized if this is associated with an increase in the useful value of tangible asset. The useful life of an asset is reviewed annually, along with any residual value, and adjusted if necessary.

Subsidies received are deducted during calculation of the acquisition costs.

The scheduled amortisation is carried uniformly across the Group pursuant to the following useful lives:

Useful life of property, plant and equipment in years

	2016	2015
Owner-occupied properties	50-60	50-60
Technical equipment and machinery	8-15	8-13
Other office furniture and equipment	3-13	3-13

Impairment tests are carried out on the carrying amounts of the property, plant and equipment as soon as there are indicators that the carrying amount of an asset has exceeded its recoverable amount. Property, plant and equipment is removed from the books either when disposed or when no economic benefit can be expected from its continued use or sale. The gain or loss resulting from the removal of the asset from the books is recognised through net profit or loss in the consolidated statement of comprehensive income.

D.3	INTANGIBLE ASSETS

Intangible assets are capitalised at their acquisition cost. The intangible assets are software licences which have a finite useful life. After they are made available, the software licences depreciate over an expected useful life of three to five years.

Goodwill represents the debit difference between the acquisition costs of the shares and the fair value of the individual assets acquired and liabilities and contingent liabilities assumed.

Goodwill resulting from the allocation of the purchase price is allocated to those cash-generating units that will most likely derive value from the business combination.

Goodwill is not amortized; it undergoes an annual impairment test instead. See section D.4 for details on the premises and execution of the impairment test by TLG IMMOBILIEN.

D.4	IMPAIRMENTS OF NON-FINANCIAL ASSETS

In accordance with IAS 36, the Group carries out annual tests on intangible assets and property, plant and equipment to see whether or not unscheduled depreciation is necessary. These tests determine if there are indicators of a possible impairment. If such indicators exist, the recoverable amount is calculated for the asset in question. This corresponds to the higher of the fair value less costs of disposal or the value in use. If the recoverable amount of an asset is lower than the carrying amount, a valuation allowance is immediately carried out on the asset through net profit or loss.

In the financial year, it was not necessary to carry out an impairment test on property, plant and equipment or intangible assets with a certain useful life as no indicators of impairment existed.

For goodwill acquired through the acquisition of companies and businesses, TLG IMMOBILIEN carries out the impairment test on an annual basis at the end of the financial year and also whenever there are indicators of possible impairment.

The goodwill results exclusively from the excess of measured deferred tax liabilities (for temporary deferred differences respective to the property asset) existing at the time of acquisition accounting of TLG FAB in relation to the lower fair value of the corresponding tax liabilities. An impairment was not required because temporary deferred differences still exceed goodwill.

D.5	OTHER FINANCIAL ASSETS

Generally, the Group accounts for financial assets on the trading day. Financial assets classified as Held-for-sale are measured at fair value on the reporting date or, if the fair value cannot be reliably determined, at cost.

D.6	RECOGNITION OF LEASES BY THE LESSEE

Leased assets, which are the economic property of the TLG IMMOBILIEN Group (finance leases in the sense of IAS 17), are capitalised under non-current assests at the lower of the present value of the lease instalments or the fair value of the leased property and undergo scheduled straight-line depreciation. The depreciation period is the shorter of the term of the lease or economic useful life.

Whenever ownership of the asset transfers to TLG IMMOBILIEN at the end of the contractual term, the depreciation period corresponds to the useful life. A liability is recognised in the amount of the present value of the payment obligations arising from the future lease instalments. In subsequent periods, it is reduced by the redemption component in the lease instalments.

Leases where the TLG IMMOBILIEN Group has no economic ownership are categorised as operating leases. The expenses resulting from such contracts are recognised through profit or loss when the leased objects are used.

D.7	RECOGNITION OF LEASES BY THE LESSOR

Under IAS 17, rental agreements for the properties are to be categorised as operating leases as the significant risks and opportunities in connection with the property remain with the TLG IMMOBILIEN Group.

The income from operating leases is recognised as net operating income from letting activities in the statement of comprehensive income across the term of each contract.

D.8	INVENTORIES

Inventories includes land and buildings intended to be sold as part of the normal course of business. This can exceed a period of twelve months. Upon its acquisition, inventory is measured at historical cost. On the reporting date, inventory is measured at the lower of historical cost or net realisable value.

The net realisable value comprises the estimated sale proceeds that can be achieved in the normal course of business, less the estimated costs accrued until completion and the estimated necessary selling expenses.

See section D.22 for the treatment of borrowing costs.

D.9	RECEIVABLES AND OTHER ASSETS

Trade receivables and other assets are recognised at fair value plus transaction costs when they are first added to the statement of financial position. Subsequent measurement is at amortised cost.

Past experience and individual risk evaluations are used to factor in potential risks of default by means of reasonable valuation allowances after consideration for the expected net cash flows.

D.10	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, demand deposits and other current, highly liquid financial assets with an original term of up to three months, as well as overdrafts. Exploited overdrafts are recognised in the statement of financial position under current liabilities due to financial institutions.

Restricted credit is recognised under financial assets if it cannot be recognised under cash and cash equivalents.

D.11	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The item “Assets classified as held for sale” can contain individual non-current fixed assets as well as groups of assets (disposal groups) or corporate components (discontinued operations) if a disposal is considered highly probable within the next twelve months. Furthermore, assets are only classified in line with IFRS 5 if, in their present condition, they can be immediately disposed of at a standard and acceptable price for the sale of such assets. In practice, these criteria on individual investment properties are considered met if a notarised purchase contract exists on the reporting date, even if the transfer of benefits and encumbrances is due to take place in a subsequent period.

Liabilities which are being disposed of together with the planned sale are a component of the disposal group or discontinued operation, and are also disclosed separately.

In accordance with IFRS 5, the assets classified as held for sale are measured at the lower of their carrying amount or fair value. Investment property recognised under assets classified as held for sale is measured at fair value in line with IAS 40.

D.12	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

When first included in the statement of financial position, liabilities due to financial institutions are recognised at fair value less the transaction costs directly linked to the loan. After initial recognition, interest-bearing loans are valued by using the effective interest rate method at amortised cost. Gains and losses are recognised in the statement of financial position at the time the liabilities are written off as well as during amortisation.

Changes to the terms and conditions, such as the principal and/or interest and date of repayments will result in the recalculation of the carrying amount of the liability in the amount of the cash value and on the basis of the originally determined effective interest rate. The difference between this and the previous carrying amount of the liability is recognised through net profit or loss.

If changes to rates lead to significantly different contractual conditions according to IAS 39 AG 62, the original liability is treated, in accordance with IAS 39.40, as though it were completely repaid. Subsequently, a new liability is then recognised at fair value.

D.13	PENSION PROVISIONS

Pension provisions result from obligations towards employees. The pension scheme in the Group involves both defined contributions and defined benefits.

Obligations arising from defined benefit plans are measured using the projected unit credit method. This method factors in the known pensions and earned credits toward future pension payments on the reporting date, as well as the expected future increases in salaries and pensions. An actuarial valuation is carried out for each measurement date.

The Employers’ Retirement Benefits Act (BetrAVG) forms the regulatory framework in Germany; pension increases are therefore based on the inflation rate. Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised. TLG IMMOBILIEN bears the actuarial risks such as the longevity risk, the interest risk and the inflation risk. TLG IMMOBILIEN is not exposed to any other plan-specific risks.

Actuarial profit and loss are entered in the statement of financial position completely within the period of their origination and listed separately under other reserves in other comprehensive income. Actuarial gains and losses are not recycled through profit or loss in subsequent periods.

The amount of pension benefits promised under the defined benefit plans is based on the allowable length of service and the agreed pension component.

The interest rate effect contained in the pension expenses is recognised under interest expenses in the consolidated statement of comprehensive income. The service cost is recognised under personnel expenses.

In line with the statutory regulations, TLG IMMOBILIEN pays contributions to statutory pension schemes under defined benefit plans. The ongoing contributions are recognised under personnel expenses as social security contributions. Once the contributions are paid, the Group has no further payment obligations.

D.14	SHARE-BASED PAYMENTS

As compensation for work performed, the Management Board and selected managers of the Group receive equity-settled share-based payments which are entered in the statement of financial position in accordance with IFRS 2.

Using an appropriate valuation model, the costs of equity-settled share-based payment transactions are measured at their fair value at the time they were granted.

Together with a corresponding increase in capital reserves, these costs are recognised in personnel expenses over the earning period.

D.15	OTHER PROVISIONS

Other provisions are recorded when the TLG IMMOBILIEN Group is under a legal or constructive obligation resulting from a past event, and the outflow of resources is probable and a reliable estimation of the amount of the obligation is possible. Provisions are discounted to net present value if the time value of money is material. Effects from discounting provisions over time are recognised in interest expenses. The discount rate corresponds to a rate, before taxes, which reflects the current market expectations as well as the risks specific to the debt.

D.16	DERIVATIVE FINANCIAL INSTRUMENTS

In the TLG IMMOBILIEN Group, derivative financial instruments are used to cover interest rate risks from real estate financing. Derivative financial instruments are recognised at fair value. Changes in the fair values of the derivative financial instruments are recognised through profit or loss as long as there is no hedging relationship in the sense of IAS 39.

Derivative financial instruments recognised as hedging instruments cover future cash flows which are characterised by uncertainty. The TLG IMMOBILIEN Group is exposed to a risk in connection with the amount of future cash flows, especially with regard to liabilities due to financial institutions with variable interest rates. Therefore, changes to the fair value are broken down into an effective and an ineffective part. Effectiveness is determined using the dollar offset method. The effective part is the part of the measurement gain or loss which represents an effective hedge against the cash flow risk in the statement of financial position. The effective part is recognised directly to equity in other reserves (under other comprehensive income), after accounting for deferred taxes.

The ineffective part of the measurement gains and losses is included in the statement of comprehensive income and recognised under net interest.

The amounts recognised in equity are always recycled through profit or loss if results in connection with the underlying transaction start affecting net profit or loss (recognised in net interest).

If the hedging relationship is terminated prematurely, the amounts recognised in equity are recognised through net profit or loss if results in connection with the existing underlying transaction start affecting net profit or loss. If the underlying transaction ceases to exist, the amounts that are still in other comprehensive income are immediately recognised through profit or loss.

TLG IMMOBILIEN only hedges against cash flows resulting from future interest payments.

D.17	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the financial instruments are determined on the basis of corresponding market values or valuation methods. For cash and cash equivalents and other current primary financial instruments, the fair values correspond approximately to the carrying amounts in the statement of financial position on the respective reporting date.

With regard to non-current receivables and other assets and liabilities, fair value is determined on the basis of the expected cash flows using the applicable reference interest rates on the reporting date. The fair values of the derivative financial instruments are calculated on the basis of the reference interest rates plus their own risks and the counterparty risk on the accounting date.

For derivative financial instruments to be recognised at their fair value, the fair value is generally calculated using the prices observed on the corresponding market and stock exchanges. If no market or stock exchange rates are available, the fair value is measured using standard valuation methods after considering instrument-specific market parameters. The fair value is calculated using the discounted cash flow method, whereby individual credit ratings and other market conditions are taken into account in the form of conventional liquidity spreads when calculating the present value.

The relevant market prices and interest rates observed on the date of the statement of financial position - and obtained from recognised external sources - are used as input parameters for the valuation models when calculating the fair value of derivative financial instruments.

D.18	DETERMINATION OF FAIR VALUE

Under IFRS 13, the fair value is the price obtained from selling an asset or paid for transferring a liability on the principal market or, where no principal market exists, the most advantageous market. The fair value is to be calculated using measurement parameters as inputs which are as close to the market as possible. The fair value hierarchy categorises the inputs used in valuation techniques into three levels, based on their proximity to the market:

•	Level 1: The (unadjusted) quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly (i.e. the price) or indirectly (i.e. derived from the price).

•	Level 3: Measurement parameters based on unobservable inputs for the asset or liability.

If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement.

The company checks for transfers between the levels at the end of each financial year. In the 2016 financial year, just as in the previous year, there were no transfers between individual input levels.

The fair value calculation of investment property is categorised under Level 3 of the measurement hierarchy of IFRS 13.86 (measurement on the basis of unobservable input factors). We refer to the explanations on the measurement of investment property in sections D.1 and E.1. See sections D.16 and H.1 in connection with the measurement of derivative financial instruments.

In summary, the fair value hierarchy is as follows:

	Level 2	Level 3
Other non-current financial assets	x
Investment property		x
Liabilities due to financial institutions	x
Derivative financial instruments	x

D.19	RECOGNITION OF INCOME AND EXPENSES

Net operating income from letting activities where the property’s rental agreement or lease is classified as an operating lease is recognised as a straight line over the term of the contract. Rental concessions are recognised through profit or loss, under total income from letting activities, over the term of the rental agreement or lease.

Furthermore, the net operating income from letting activities contains income from the recharging of operating costs, in so far as the rechargeable costs and the amount of income can be reliably determined and the services have been rendered.

Net income from the disposal of property is recognised once the significant risks and opportunities associated with the property have transferred to the purchaser. The economic transfer of ownership can generally be implied once the essential ownership and operational management rights, as well as the power of disposal, have transferred to the purchaser. Turnover is not realised as long as there are still major performance obligations, yield guarantees or a right to return on the part of the purchaser.

Operating expenses are recognised through net loss when the service is rendered or on the date of their accrual.

Interest is recognised as income or expense on an accrual basis.

D.20	GOVERNMENT GRANTS

Government grants are recognised only when there is sufficient certainty that the grant will be received and that the entity will comply with the conditions attached to the grant. The grant is recognised as income over the period necessary to match them with the related costs, which they are intended to compensate, on a systematic basis.

Investment subsidies are grants intended to facilitate the acquisition or creation of an asset. The TLG IMMOBILIEN Group deducts them from the historical cost of the asset. The grants are recognised pro rata by reducing depreciation over the useful life of the asset, provided that the asset is subject to scheduled depreciation.

Ongoing subsidies intended to cover maintenance and expenditure are recognised in profit or loss. They are recognised under other operating income.

D.21	CURRENT AND DEFERRED TAXES

Income taxes represent the sum of current and deferred taxes.

Current tax expenses are determined on the basis of the taxable income for the year. The taxable income differs from the net income from the consolidated statement of comprehensive income due to income and expenses which are tax-deductible, untaxable or taxable in later years. The liabilities and provisions of the Group for current taxes are calculated on the basis of the current tax rates.

Deferred taxes are recognised for the differences between the carrying amounts of the assets and liabilities in the consolidated financial statements and the corresponding taxable values as part of the calculation of taxable income. Deferred tax liabilities are generally recognised for all taxable temporary differences; deferred tax claims are recognised in so far as it is likely that taxable gains exist for which the deductible temporary differences can be used. Deferred tax assets also include reductions in tax resulting in subsequent years from the expected use of existing taxable loss carryforwards (or similar items) and whose realisation is ensured with a sufficient degree of certainty. Furthermore, deferred taxes are recognised for outside basis differences if the criteria are met.

Deferred tax liabilities and claims are calculated on the basis of the tax rates (and tax legislation) which are expected to be in force when the liability is settled or the asset is realised. The tax regulations in force on the reporting date, and those passed by the German Bundestag and Bundesrat are used as a reference. The measurement of deferred tax claims and liabilities reflects the tax consequences which would result from the way the Group expects to settle the liability or realise the asset on the reporting date.

Current or deferred taxes are recognised in profit or loss in the consolidated statement of profit or loss unless they are being recognised in connection with items of other comprehensive income or equity. In such a case, the current and deferred taxes are also to be recognised in other comprehensive income (OCI) or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if the Group has an enforceable legal claim to offset actual tax refund claims against its actual tax liabilities and if the deferred tax claims and liabilities concern income tax which will be collected by the same tax office and which concerns the same tax subject.

Naturally, the calculation of actual and deferred taxes is subject to certain unknown factors which require estimates and discretionary decisions. New information might become available in future periods which incite the Group to examine the appropriateness of discretionary decisions; such a change can affect the amount of tax liabilities and future tax expenses.

D.22	BORROWING COSTS

If qualifying assets exist, borrowing costs are capitalised if they are significant.

D.23	MAJOR ACCOUNTING JUDGEMENTS AND ESTIMATES

The application of accounting and valuation methods requires the management to make judgements and estimates which will influence the carrying amounts of the recognised assets, liabilities, income and expenses, as well as the disclosure of contingent liabilities.

However, the inherent uncertainty of these assumptions and estimates could lead to events which will necessitate adjustments to the carrying amounts or disclosure of certain assets and liabilities in the future.

This applies to the following issues in particular:

•

The measurement of investment property: The expected cash flows, the presumed vacancy rate, the discount rate and the capitalisation rate in particular represent significant measurement parameters. Items are measured using the discounted cash flow method, whereby future cash flows are discounted on the reporting date. These estimates contain assumptions as to the future. Given the number of properties in question and their geographical distribution, individual measurement uncertainties generally cancel one another out statistically. The measurements are made by an external valuation expert on the basis of publicly available market data (e.g. property market reports from committees of valuation experts, data published by the institute of housing, property, urban and regional development (InWIS) as well as on the basis of the extensive knowledge of the TLG IMMOBILIEN Group in each regional sub-market.

•

Whether or not deferred tax assets can be recognised: These are recognised if it is likely that future tax advantages can be realised. The actual amount of taxable income in future financial years and the actual usefulness of deferred tax assets might deviate from expectations as at the date on which the deferred taxes were capitalised. There is also uncertainty with regard to unused tax losses due to future audits - deferred tax claims are only recognised in this context if it is more probable than not that they will exist.

Likewise, please see section E.1.

Furthermore, the following general assumptions and estimates are of lesser significance:

•

For assets which are to be disposed of, the company must determine whether they can be sold in their current condition and whether their disposal can be considered highly probable in the sense of IFRS 5. If this is the case, the assets and, if necessary, their related liabilities must be recognised and measured as assets or liabilities as held for sale.

•

The recognition and measurement of other provisions: With regard to recognition and measurement, there is uncertainty regarding future increases and the amount, date and probability of each provision being required.

•

Share-based remuneration: According to IFRS 2, costs resulting from the provision of equity instruments must be measured at their fair value as at the date on which they were provided. For the purposes of the estimate, the most suitable estimation method must be determined; this method is partially based on assumptions.

More detailed disclosures on estimates and assumptions can be found in the information on the individual items. All assumptions and estimates are based on the circumstances and judgements on the reporting date.

The estimate regarding future business developments also factored in the realistically expected future economic environment in the sectors and regions in which the TLG IMMOBILIEN Group operates. Although the management assumes that the assumptions and estimates it used are reasonable, any unforeseen changes to these assumptions can influence the assets, financial position and earnings of the Group.

D.24	SEGMENT REPORTING

The business activities of TLG IMMOBILIEN revolve around the letting and operational management of its portfolio of commercial real estate. Its business activities also involve the use of market forces by acquiring and disposing of properties in order to optimise its real estate portfolio.

As part of internal reporting, these activities are allocated to the segment on the letting and operational management of the company’s real estate portfolio.

Therefore, in line with the criteria of IFRS 8, a single reportable segment which encompasses the operative activities of the Group was identified. Reports on this segment are regularly submitted to the main decision-makers. The main decision-makers only determine the allocation of resources for this one segment and are responsible for monitoring its profitability. The main decision-maker of TLG IMMOBILIEN AG is the Management Board.

Revenue is generated by a large number of tenants. More than 10% of the total revenue was generated by one client. In the 2016 financial year, EUR k 19,519 of the total revenue was attributable to this client (previous year EUR k 18,483).

E.	NOTES ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

E.1	INVESTMENT PROPERTY

In the 2015 and 2016 financial years, the carrying amount of the investment property developed as follows:

in EUR k	2016	2015
Carrying amount as at 01/01	1,739,474	1,489,597

Acquisitions	442,998	193,634
Capitalisation of construction and modernisation expenses	18,543	6,743
Receipt of grants and subsidies	0	-3,259
Reclassification as assets held for sale	-28,857	-38,603
Reclassification from property, plant and equipment	3,211	3,506
Fair value adjustment	39,859	87,856

Carrying amount as at 31/12	2,215,228	1,739,474

The portfolio strategy of TLG IMMOBILIEN stipulates the concentration on the asset classes of office and retail, as well as hotels with long-term leases in certain top central locations. Although the office portfolio is to be largely limited to promising A and B-rated locations, the retail portfolio - which is characterised by retail properties - is more widely distributed. Decisions on acquisitions, sales and pending investments are subject to the stated principles of the portfolio strategy.

In line with its growth strategy, in 2016 TLG IMMOBILIEN more than doubled its volume of acquisitions from EUR k 193,634 in the previous year to EUR k 442,998 for the second year in a row. The acquisitions focused on office properties at 82%, followed by hotel properties at 13% and retail properties at 5%. By acquiring two office properties in Frankfurt am Main, TLG IMMOBILIEN has expanded its portfolio strategically into western Germany. Besides Frankfurt am Main which, with 38% of acquisitions, accounts for the largest proportion, the majority of acquisitions were made in Berlin again (22%) as well as in the eastern German growth regions of Leipzig (19%) and Dresden (15%).

The capitalisation of construction expenses totalling EUR k 18,543 (previous year EUR k 6,743) concerns the retail and office asset classes in particular. The increase over the previous year is due primarily to project developments in connection with retail properties (34%) as well as the increase in office space being rented out (34%), especially in the office property at Alexanderstrasse 1, 3, 5 in Berlin where the vacancy rate was reduced significantly.

The EUR k 28,857 (previous year EUR k 38,603) in reclassifications as assets held for sale is due to strategic disposals from the portfolio. Reclassifications from property, plant and equipment totalling EUR k 3,211 (previous year EUR k 3,506) reflect the decrease in lettable area used by TLG IMMOBILIEN so that it can now be rented out.

Although the fair value adjustment was still positive at EUR k 39,859, it was significantly more moderate than the previous year (EUR k 87,856) in proportion to the portfolio as a whole. Of the remeasurement, 95% was attributable to the dormant portfolio in 2016. The dormant portfolio comprises properties that were in the portfolio on both 1 January and 31 December 2016, i.e. properties that were not acquired or reclassified as assets held for sale in 2016.

As at 31 December 2016, the fair values of the investment property differed depending on the measurement method as well as by asset class as follows. Advance payments made on these properties are not included here; they are recognised separately in the statement of financial position.

Investment properties as at 31 December 2016

Portfolio overview by asset class

	Discounted cash flow method					Liquidation method	Total
As at 31/12/2016	Office	Retail	Hotel	Others	Total	Total
Investment properties [EUR k]	997,771	882,399	272,029	41,126	2,193,325	21,904	2,215,228
Discount rate, weighted average [%]	4.86	5.51	4.73	6.95	5.14	4.81	5.14
Capitalisation rate, weighted average [%]	6.14	7.51	5.91	8.76	6.67		6.67
EPRA Vacancy Rate [%]	5.3	2.0	2.4	8.2	3.7	57.3	3.8
Average effective rent [EUR/sqm/month]	9.64	9.97	12.67	4.34	9.67	12.69	9.67
Proportion of temporary rental agreements [%]	95.9	97.4	99.0	90.0	96.7	89.9	96.7
WALT of temporary rental agreements [years]	5.0	5.4	13.1	8.2	6.1	3.2	6.1

Investment properties as at 31 December 2015

Portfolio overview by asset class

	Discounted cash flow method					Liquidation method	Total
As at 31/12/2015	Office	Retail	Hotel	Others	Total	Total
Investment properties [EUR k]	597,395	867,600	207,565	54,620	1,727,179	12,295	1,739,474
Discount rate, weighted average [%]	4.96	5.66	4.65	6.69	5.33	4.80	5.32
Capitalisation rate, weighted average [%]	6.43	7.56	6.05	8.77	6.99		6.99
EPRA Vacancy Rate [%]	5.7	1.4	1.0	6.1	3.0	0.0	3.0
Average effective rent [EUR/sqm/month]	9.56	9.86	14.16	4.51	9.60	2.48	9.52
Proportion of temporary rental agreements [%]	92.9	97.5	99.0	89.9	95.9	89.9	95.8
WALT of temporary rental agreements [years]	5.1	5.9	15.2	8.4	6.7	0.9	6.7

As at the reporting date, TLG IMMOBILIEN continues to assume that future fluctuations in fair value will be largely due to factors that lie outside the discretionary scope of TLG IMMOBILIEN. These factors essentially include the discount and capitalisation rates used in the measurement.

In addition to the calculation of market value, a sensitivity analysis was carried out when the discount and capitalisation rates changed. If the discount and capitalisation rates on which the measurement of the properties was based had increased or decreased by 0.5 percentage points, the values as at 31 December 2016 would have been the following:

Investment properties as at 31 December 2016 - sensitivity analysis

As at 31/12/2016	Investment properties	Discount rate
Values in EUR k		–0.5%	0.0%	+0.5%
	–0.5%	2,422,338	2,331,678	2,244,338
Capitalisation rate	0.0%	2,301,458	2,215,228	2,133,448
	+0.5%	2,198,158	2,117,188	2,040,138

Investment properties as at 31 December 2015 - sensitivity analysis

As at 31/12/2015	Investment properties	Discount rate
Values in EUR k		–0.5%	0.0%	+0.5%
	–0.5%	1,892,237	1,822,744	1,756,462
Capitalisation rate	0.0%	1,804,607	1,739,474	1,676,842
	+0.5%	1,730,807	1,668,854	1,609,402

The parameters and asset classes on which the calculation is based have not changed significantly since 31 December 2016.

The following receivables from minimum lease payments are expected in the next few years on the basis of the agreements in effect as at 31 December 2016:

in EUR k	Due within 1 year	Remaining term > 1 to 5 years	Remaining term > 5 years	Total
31/12/2016	148,743	428,777	354,035	931,555
31/12/2015	121,764	371,992	332,248	826,004

In the 2016 financial year, contingent rents in the amount of EUR k 569 (previous year EUR k 139) were collected.

The majority of the investment property is encumbered with collateral for the loans. The properties are generally freely disposable. Financed properties are normally secured by liens on property and are the subject of assignments of rights and claims arising from sales contracts. If a property is sold, the finance is settled by means of an unscheduled repayment if necessary.

E.2	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

The property, plant and equipment and intangible assets are primarily attributable to owner-occupied properties (EUR k 6,109; previous year EUR k 9,344) and goodwill (EUR k 1,164; previous year EUR k 1,164).

Due to a decrease in owner-occupied area in 2016, the owner-occupied properties measured according to IAS 16 were reclassified as investment property.

E.3	OTHER FINANCIAL ASSETS

Other financial assets are subdivided as follows:

in EUR k	31/12/2016	31/12/2015
Other loans	2,519	2,535
Account balances with restricted access	606	545
Derivative financial instruments	2,281	0
Remaining financial assets	258	338

Total	5,664	3,418

The account balances with restricted access are primarily cash for which guarantees have been issued.

The other financial assets are non-current up to the value of the other loans and the derivative financial instruments; the rest is current.

E.4	TRADE RECEIVABLES

The following table gives an overview of the Group trade receivables:

in EUR k	31/12/2016	31/12/2015
Trade receivables, gross	8,320	15,585
Allowances	-2,323	-3,673
Trade receivables, net	5,997	11,911
of which from letting activities	4,648	3,969
of which from disposal of properties	834	7,761
of which other trade receivables	514	181

All trade receivables are current.

For the development of valuation allowances and the collateral received, please see section H.1.

E.5	OTHER RECEIVABLES AND ASSETS

Other receivables and assets can be broken down as follows:

in EUR k	31/12/2016	31/12/2015
Accruals and deferrals	4,169	2,609
Receivables from other taxes	514	202
Prepayments	26	15
Accruals and deferrals from rental incentives granted	10,357	9,539
Sundry other assets	2,047	3,681

Total	17,113	16,046

The accruals and deferrals include negative starting values from interest rate derivative financial instruments which are reversed over the term of the hedging instrument.

The accruals and deferrals from rental incentives essentially comprise rent-free periods and subsidies for original hotel equipment.

Of the other receivables and assets, EUR k 7,131 is current (previous year EUR k 6,883); the rest is non-current.

E.6	INVENTORIES

Real estate inventories are subdivided as follows:

in EUR k	31/12/2016	31/12/2015
Land with completed buildings	411	412
Undeveloped land	692	692

Total	1,103	1,104

More information on the real estate inventories can be found in the table below:

in EUR k	2016	2015
Real estate inventories recognised as expenses in the reporting period	1	77
Real estate inventory with a term of more than 1 year	1,102	1,046

E.7	CASH AND CASH EQUIVALENTS

As at the measurement dates, cash and cash equivalents are represented as follows:

in EUR k	31/12/2016	31/12/2015
Bank balances	68,411	183,731
Cash on hand	4	5

Total of cash and cash equivalents	68,415	183,736

Bank balances are subject to variable interest rates for callable loans. Short-term deposits are made for various time periods of up to three months.

E.8	ASSETS AND LIABILITIES HELD FOR SALE

The carrying amount of the assets held for sale includes properties for which the company had notarised purchase agreements as at the reporting date and developed as follows:

in EUR k	2016	2015
Carrying amount as at 01/01	15,912	21,991
Reclassification from investment property	28,857	38,603
Disposal through the sale of land and buildings	-25,595	-44,682

Carrying amount as at 31/12	19,174	15,912

The result from the disposal of assets held for sale is recognised in the statement of comprehensive income under the result from the disposal of investment property.

E.9	EQUITY

As at the reporting date, the subscribed capital of the company was EUR k 67,432 (previous year EUR k 67,432). The share capital is fully paid in. There are no other share types.

The capital reserve amounts to EUR k 440,267 (previous year EUR k 439,510). The changes (EUR k 757) are due to share-based remuneration entitlements of EUR k 757.

The revenue reserves of the Group increased by EUR k 45,725 to EUR k 515,094 (previous year EUR k 469,369). This was due to the net income of EUR k 93,998 attributable to the shareholders of the parent company, as well as the payment of a dividend totalling EUR k 48,551 to the shareholders during the financial year, which corresponds to EUR 0.72 per no-par value share entitled to the dividend.

Other comprehensive income comprises actuarial gains and losses of EUR k 2,162 (previous year EUR k 1,899) and accumulated fair value adjustments of derivative financial instruments in cash flow hedges of EUR k 11,128 (previous year EUR k 9,347).

The deferred taxes are attributable to other comprehensive income:

01/01/2016 - 31/12/2016

in EUR k	Before deferred taxes	Deferred taxes	After deferred taxes
Fair value adjustments for interest rate derivatives in cash flow hedges	-2,569	788	-1,781
Actuarial gains and losses	-379	116	-263

01/01/2016 - 31/12/2015

in EUR k	Before deferred taxes	Deferred taxes	After deferred taxes
Fair value adjustments for interest rate derivatives in cash flow hedges	2,508	-850	1,703
Actuarial gains and losses	50	-15	35

E.10	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

Liabilities due to financial institutions have changed due to scheduled and unscheduled amortisation and due to refinancing.

Loans were valued at EUR k 292,500 in the 2016 financial year (previous year EUR k 46,567).

As at 31 December 2016 four loans due in 2017 totalling EUR k 47,940 (previous year EUR k 14,919) and the scheduled repayments to be made in 2017 were essentially recognised as due within one year.

The liabilities were generally secured by the provision of physical securities, the assignment of rights arising from the rental agreements and the pledging of shareholdings. Generally, the overwhelming majority of the properties in the portfolio serve as collateral.

Liabilities due to financial institutions have the following remaining terms:

in EUR k	31/12/2016	31/12/2015
Due within 1 year	65,248	36,011
Due after more than 1 year	975,164	746,677

E.11	PENSION PROVISIONS

There are pension obligations towards former executives and managing directors who began working for the company between 1991 and 2001.

As at 31 December 2016, EUR k 3,002 of the present value of the benefit obligation was attributable to the group of former scheme members and EUR k 5,345 was attributable to the group of pensioners and survivors. The average term of the obligations towards the managing directors is 14.38 years. The company has accrued payments of EUR k 284 under pension schemes in 2016 (previous year EUR k 270).

The pension provisions for defined benefit plans are calculated on the basis of actuarial assumptions in accordance with IAS 19. The following parameters were applied in the financial years:

	2016	2015
Discount rate	1.35%	2.00%
Rate of pension progression*	2.00%	2.00%

*	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised.

The 2005G mortality tables published by Dr Klaus Heubeck were used for the biometric assumptions.

The present value of the pension obligations developed as follows in the corresponding periods:

in EUR k	31/12/2016	31/12/2015
Present value of the obligations as at 01/01	8,080	8,241
Current service costs	0	0
Interest expense	159	146
Pension payments rendered by the employer directly	-270	-257
Actuarial gains/losses	379	-50

Present value of the obligations as at 31/12	8,347	8,080

The actuarial loss resulting from the adjustment of the discount rate was recognised in other comprehensive income (OCI). Of this amount, a gain/loss of EUR k -340 (previous year EUR k 183) is attributable to adjustments made in the current year based on past experience and a gain/loss of EUR k 719 (previous year EUR k -233) is attributable to changes to financial assumptions. Overall, other comprehensive income comprises actuarial losses of EUR k 3,126 (previous year EUR k 2,747).

Expenses of EUR k 662 (previous year EUR k 642) for defined contribution plans arose in the current year. These essentially consist of contributions to the statutory pension scheme.

Based on the obligations accounted for on the reporting dates, a change to the individual parameters would have had the following impact on the present value of the obligation if the other assumptions had remained constant.

Sensitivity analysis 2016

in EUR k	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	1.00%	7,280	9,669
Rate of pension progression*	0.50%	8,759	7,970

Sensitivity analysis 2015

in EUR k	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	1.00%	7,050	9,355
Rate of pension progression*	0.50%	8,484	7,710

*	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised.

Increases and decreases in the discount rate, rate of pension progression or mortality do not cause the same absolute amount of difference in the calculation of the pension obligations. If several assumptions are changed at once, the total amount does not necessarily have to correspond to the sum of the individual effects resulting from the changes to the assumptions. Furthermore, the sensitivities only reflect a change to the pension obligations for the specific magnitude of each change to the assumptions (e.g. 0.5%). If the assumptions on a different magnitude change, this will not necessarily have a linear impact on the amount of the pension provisions.

E.12	OTHER PROVISIONS

The other provisions developed as follows in the financial year:

in EUR k	As at 01/01/2016	Contribution	Utilisation	Reversals	Other change	As at 31/12/2016
Provisions for litigation risks	1,953	352	-48	-1,045	250	1,463
Sundry other provisions	462	0	-13	-285	200	365

Total	2,416	352	-60	-1,330	450	1,828

The provisions for litigation risks concern the risks of losing ongoing court proceedings and were formed to match the expected claims. Some legal disputes were settled in the reporting year.

E.13	DEFERRED TAXES

The deferred tax assets and liabilities result from the following temporary differences and taxable loss carryforwards:

	31/12/2016		31/12/2015
in EUR k	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Investment property and owner-occupied property	1,252	225,734	0	193,710
Property, plant and equipment	43	0	478	0
Intangible assets	0	0	41	0
Other non-current financial assets	0	700	0	0
Other assets	489	3,182	1,948	3,021
Pension provisions	1,279	0	1,157	0
Financial liabilities	6,248	1,212	4,888	1,037
Other liabilities	1,068	534	1,316	1,327

Deferred taxes on taxable temporary differences	10,379	231,362	9,827	199,095

Loss/interest carryforwards	6,100	0	3,581	0
OBD	0	178	0	180

Total of deferred taxes before offsetting	16,479	231,540	13,408	199,275

Offsetting	13,827	13,827	13,408	13,408

Disclosure after offsetting	2,652	217,713	0	185,867

The deferred tax claims and liabilities before offsetting are expected to be realised as follows:

in EUR k	31/12/2016	31/12/2015
Deferred tax claims
- realised after more than 12 months	14,048	10,915
- realised within 12 months	2,431	2,493

Total of deferred tax claims	16,479	13,408

in EUR k	31/12/2016	31/12/2015
Deferred tax claims
- realised after more than 12 months	231,005	197,704
- realised within 12 months	535	1,571

Total of deferred tax claims	231,540	199,275

As at the end of the financial year, deferred tax liabilities for outside basis differences totalled EUR k 178 (previous year EUR k 180).

E.14	LIABILITIES

The liabilities are classified as follows:

in EUR k	31/12/2016	31/12/2015
Trade payables	21,178	14,926
Total of other liabilities	20,900	15,277
Liabilities to employees	1,801	1,791
Prepayments received	0	7,270
Other taxes	9,838	1,492
Investment grants	1,221	1,512
Liabilities to tenants	1,011	910
Accruals and deferrals from derivatives	2,053	0
Liabilities to non-controlling interests	2,522	0
Sundry other liabilities	2,454	2,303

Total liabilities	42,078	30,203

The liabilities have the following remaining terms:

in EUR k	31/12/2016	31/12/2015
Up to 1 year	40,992	28,967
1-5 years	604	738
More than 5 years	482	497

Total	42,078	30,203

The prepayments received concerned the disposal of properties in the previous year.

The other taxes essentially concerned land transfer tax.

The investment grants comprise received subsidies which are realised pro rata in net profit or loss over the term of the rental agreement. Of the EUR k 1,221 in investment subsidies, EUR k 1,086 is long term.

The liabilities to tenants include credit from the annual utility invoices and overpayments by tenants.

The accruals and deferrals from derivatives include positive start values from floor transactions which are reversed over the term of the hedging instrument.

F.	NOTES ON THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Reclassifications of account items in the financial year caused the comparative figures from the previous year to change. This has made it possible to present the net operating income from letting activities far more accurately.

The effects can be broken down as follows:

in EUR k	01/01/2015 - 31/12/2015 (adjusted)	01/01/2015 - 31/12/2015	Change
Net operating income from letting activities	114,097	112,380	1,717
Income from letting activities	152,280	150,625	1,655
a) Rental income	127,392	127,392	0
b) Income from recharged operating costs	23,330	22,870	460
c) Income from other goods and services	1,558	363	1,195
Expenses relating to letting activities	-38,184	-38,245	61
d) Expenses from operating costs	-29,528	-29,528	0
e) Maintenance expenses	-6,198	-6,209	11
f) Other services	-2,458	-2,508	50
Other operating income	4,181	5,835	-1,655
Other operating expenses	-7,881	-7,820	-61

F.1	NET OPERATING INCOME FROM LETTING ACTIVITIES

In the 2016 financial year, income from letting activities increased significantly, essentially due to additions of properties to the portfolio.

The development of expenses related to letting activities stands in direct correlation with and essentially corresponds to the revenue.

Rental guarantees totalling EUR k 330 were collected in the financial year.

F.2	RESULT FROM THE REMEASUREMENT/DISPOSAL OF INVESTMENT PROPERTY

The result from the remeasurement of investment property remained positive, due mainly to the persistently favourable market conditions in the 2016 financial year. The change in value was primarily driven by the positive market trends and the continuous growth in effective rents.

Measurement gains of EUR k 7,321 are attributable to the properties for which a notarised purchase contract was concluded in the financial year and concern the disposal of a property in the fourth quarter in particular.

The disposal proceeds of EUR k 6,381 are mainly attributable to a subsequent purchase price adjustment.

See section E.1 for more details.

F.3	OTHER OPERATING INCOME

Other operating income developed as follows in the reporting periods in 2016 and 2015:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Reversal of provisions/liabilities and valuation allowances	529	1,306
Insurance indemnification	10	785
Purchase price adjustments	-278	0
Income from the disposal of subsidiaries	0	618
Income from previous years	311	604
Sundry other income	205	867

Total	777	4,181

F.4	PERSONNEL EXPENSES

Personnel expenses were as follows in the 2016 and 2015 financial years:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Salaries	7,244	7,698
Social security contributions and pension expenses	1,316	1,220
Bonuses	1,418	1,422
Severance packages	477	670
Share-based payment components under IFRS 2	807	1,796

Total	11,261	12,807

The reduction in personnel expenses is due primarily to one-off effects in the previous year in connection with share-based remuneration components granted as part of the IPO.

F.5	DEPRECIATION, AMORTISATION AND IMPAIRMENTS

Depreciation, amortisation and impairments developed as follows in the financial year and in the comparative period:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Amortisation of intangible assets	289	313
Depreciation of land, land rights and buildings	145	185
Depreciation of technical equipment and machinery	6	126
Depreciation of other equipment and office and operating equipment	120	135

Total	561	760

F.6	OTHER OPERATING EXPENSES

Other operating expenses were recognised as follows in the 2016 and 2015 financial years:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Impairments of receivables	607	665
Consultancy and audit fees	2,996	2,412
General IT and administrative expenses	1,618	1,930
Ancillary office costs	640	836
Corporate advertising	872	881
Vehicle and travel expenses	359	443
Other	887	1,889
Reversal of provisions/liabilities	-840	-1,174

Total	7,140	7,882

The item “Other” essentially comprises adjustments according to § 15a UStG, Supervisory Board remuneration and losses from write-downs of property, plant and equipment.

“Reversal of provisions/liabilities” contains accrued invoices and provisions from the previous year for other expenses which proved to be less costly than anticipated. These are attributable to the settlement of legal disputes in particular.

F.7	NET INTEREST

Net interest is broken down as follows:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Net interest from bank balances	-73	-128
Net interest from default interest and deferrals	-35	-190
Other interest income	-206	-125

Total interest and similar income	-313	-443

Interest expenses for interest rate derivatives	5,265	4,221
Interest on loans	18,042	17,974
Interest expenses from pension provisions	159	146
Other interest expenses	2,184	1,508

Total interest and similar expenses	25,650	23,849

Financial result	25,337	23,406

F.8	GAIN/LOSS FROM THE REMEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

In the 2016 financial year, there were expenses of EUR k -299 from the remeasurement of derivative financial instruments (previous year EUR k 848).

In 2016, the remeasurement gains are due primarily to non-existent hedging relationships and ineffectiveness.

F.9	INCOME TAXES

The tax expenses/income can be broken down as follows:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Current income tax	5,986	8,135
Previous period income taxes	-1,577	-4,407
Deferred taxes	30,098	34,583

Tax expenses/income	34,507	38,311

The previous period income taxes of EUR k -1,577 in 2016 were due primarily to effects in previous periods.

The expected (notional) expenses for income taxes can be transferred to the income taxes in the statement of comprehensive income as follows:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
IFRS earnings before taxes	128,616	169,172

Group tax rate in %	30.67%	30.70%

Expected income taxes	39,447	51,936

Special trade tax regulations	164	409
Changes in tax rate in the financial year	-144	-327
Deviating tax rates for subsidiaries	-378	-780
Actual taxes in previous years	-1,577	-4,407
Deferred taxes for previous years	-943	-8,081
Initial recognition or carry-back of loss carryforwards	-2,250	0
Tax-free income	0	-1,215
Non-deductible operating expenses	186	196
Other tax effects	2	579

Effective income taxes	34,507	38,311

Effective tax rate in %	26.83%	22.65%

The tax rate to be used to calculate the income tax computation accounts for the current and - given the current legal situation - probable corporation tax rates of 15.0% (previous year 15.0%) and the solidarity contribution of 5.5% (previous year 5.5%) of the defined corporation tax less any credit. The weighted trade tax rate for Berlin and the regions in which TLG IMMOBILIEN AG has business premises is approx. 424% for the financial year (previous year 425%). With consideration for the collection rate and the base amount of trade tax of 3.5% (previous year 3.5%), the trade tax rate is therefore 14.85% (previous year 14.875%).

The domestic tax rate on which the calculated deferred taxes and expected (notional) tax expenses of the Group are based was therefore 30.67% in the reporting year (previous year 30.70%).

The deferred tax assets and liabilities before offsetting developed as follows as at the reporting date:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Deferred tax assets at the start of the reporting year	13,408	19,526
Change (in net profit or loss)	2,167	-2,292
Change recognised in equity	904	-820
Change due to basis of consolidation	0	-3,006

Deferred tax assets at the end of the reporting year	16,479	13,408

Deferred tax liabilities at the start of the reporting year	199,275	166,983
Change (in net profit or loss)	32,265	32,292

Deferred tax liabilities at the end of the reporting year	231,540	199,275

Deferred tax claims which are recognised directly to equity result from actuarial losses for pension obligations and hedge accounting reserves.

For more details on the deferred taxes, see section E.13.

F.10	EARNINGS PER SHARE

The earnings per share are calculated by dividing the net result for the period attributable to the shareholders by the weighted average number of ordinary shares outstanding within the reporting period.

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Net income attributable to the shareholders in EUR k	93,998	130,620
Weighted average number of shares issued in thousand	67,432	62,041

Undiluted earnings per share in EUR	1.39	2.11

Potential diluting effect of share-based payment in thousand	103	58
Number of shares with a potential diluting effect in thousand	67,535	62,099

Diluted earnings per share in EUR	1.39	2.10

The share-based remuneration of the Management Board and individual employees has a diluting effect based on the amount of work already carried out. The number of shares on the reporting date would increase by 103 thousand shares to a total of 67,535 thousand shares. For more information on share-based payment see section H.10 and the remuneration report.

G.	NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement reports the changes in the cash funds recognised in the statement of financial position through cash inflows and outflows in accordance with IAS 7.

In this regard, cash flows are broken down into cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. In line with IAS 7.18(b), the cash flow from operating activities is derived from earnings before tax (EBT) using the indirect method. The cash flow from investing activities and cash flow from financing activities are determined based on cash receipts and payments.

The cash funds contain the recognised cash and cash equivalents, and therefore also cash in hand and bank balances. Please see section E.7.

As an output of the calculation of the cash flow from operating activities, earnings before tax (EBT) decreased compared to the previous year. Overall, the net cash flow from operating activities increased by EUR k 4,130. The key drivers were the net cash flow resulting from the higher income from letting activities, lower personnel expenses and an approach to cash management based on the dates of the statement of financial position. The significantly higher income tax and interest payments had the opposite effect.

The cash flow from investing activities mainly comprises cash investments and disposals of properties. The decrease of EUR k 263,819 is essentially due to further planned reductions in cash inflows from disposals of non-strategic properties in comparison to the previous year, as well as a considerable increase in portfolio properties (2016: EUR k 445,621; previous year EUR k -205,839).

The cash flow from financing activities increased significantly due primarily to the inflows from new loans taken out in the financial year (2016: EUR k 292,500; previous year EUR k 46,467). Therefore, due to the higher volume of acquisitions, EUR k 245,933 more in loans was taken out compared to the previous year.

In 2016, the payment of a dividend reduced liquidity by EUR k 48,551 (previous year EUR k 15,326). Overall, in 2016 the cash flow from financing activities increased by EUR k 113,233 to EUR k 210,744 compared to the previous year.

H.	OTHER INFORMATION

H.1	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

H.1.1	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

EXPLANATION OF MEASUREMENT CATEGORIES AND CLASSES

The following table presents the financial assets and liabilities by measurement category and class. Hedge derivative financial instruments are also accounted for, although they do not belong to any of the measurement categories of IAS 39. Additionally, with regard to the reconciliation of the statement of financial position, the non-financial liabilities are accounted for even though they are not subject to IFRS 7:

Measurement category in accordance with IAS 39

31/12/2016

in EUR k	Measurement category in accordance with IAS 39	Carrying amount as at 31/12/2016	Nominal value	Amortised cost	Fair value through net profit/loss	No measurement category under IAS 39	No financial instruments under IAS 32	Fair value as at 31/12/2016	Fair value hierarchy level
Other non-current financial assets (other loans)	LaR	2,519		2,519				2,519	2
Other non-current financial assets (derivative financial instruments)	HfT	1,331			1,331			1,331	2
Other non-current financial assets (derivative financial instruments)	n/a	950				950		950	2
Trade receivables	LaR	5,997		5,997				5,997	2
Other current financial assets	LaR	864		864				864	2
Cash and cash equivalents	LaR	68,415	68,415					68,415	1

Total financial assets		80,076	68,415	9,380	1,331	950	0	80,076

Liabilities due to financial institutions	FLaC	1,040,412		1,040,412				1,063,025	2
Trade payables	FLaC	21,178		21,178				21,178	2
Derivative financial instruments	n/a	16,837				16,837		16,837	2
Derivative financial instruments	FLHfT	3,533			3,533			3,533	2
Other liabilities	FLaC	20,900			2,924		17,976	20,900	2

Total financial liabilities		1,102,860	0	1,061,590	6,457	16,837	17,976	1,125,473

Of which aggregated by measurement category in accordance with IAS 39
Financial assets held for trading	HfT	1,331	0	0	1,331	0	0	1,331
Loans and receivables	LaR	77,795	68,415	9,380	0	0	0	77,795
Financial liabilities measured at amortised cost	FLaC	1,082,490	0	1,061,590	2,924	0	17,976	1,105,103
Financial liabilities held for trading	FLHfT	3,533	0	0	3,533	0	0	3,533

31/12/2015

in EUR k	Measurement category in accordance with IAS 39	Carrying amount as at 31/12/2015	Nominal value	Amortised cost	Fair value through net profit/loss	No measurement category in accordance with IAS 39	No financial instruments in accordance with IAS 32	Fair value as at 31/12/2015	Fair value hierarchy level
Other non-current financial assets	LaR	2,535	0	2,535	0	0	0	2,535	2
Trade receivables	LaR	11,911	0	11,911	0	0	0	11,911	2
Other current financial assets	LaR	883	0	883	0	0	0	883	2
Cash and cash equivalents	LaR	183,736	183,736	0	0	0	0	183,736	1

Total financial assets	0	199,065	183,736	15,329	0	0	0	199,065	0

Liabilities due to financial institutions	FLaC	782,688	0	782,688	0	0	0	821,465	2
Trade payables	FLaC	14,926	0	14,926	0	0	0	14,926	2
Derivative financial instruments	n/a	15,668	0	0	0	15,668	0	15,668	2
Derivative financial instruments	FLHfT	253	0	0	253	0	0	253	2
Other liabilities	FLaC	15,277	0	0	2,779	0	12,498	15,277	2

Total financial liabilities	0	828,812	0	797,614	3,032	15,668	12,498	867,589	0

Of which aggregated by measurement category in accordance with IAS 39
Loans and receivables	LaR	199,065	183,736	15,329	0	0	0	199,065	0
Financial liabilities measured at amortised cost	FLaC	812,891	0	797,614	2,779	0	12,498	851,668	0
Financial liabilities held for trading	FLHfT	253	0	0	253	0	0	253	0

A loan assigned to the category LaR is recognised under “other non-current assets”. The fair value does not differ greatly from the amortised cost.

For the most part, the carrying amounts of cash and cash equivalents, trade receivables, other financial assets, trade payables and other liabilities have short remaining terms and corresponded to the fair values as at the reporting date.

H.1.2	NET RESULTS BY MEASUREMENT CATEGORY

Under IFRS 7.20(a), the net gains and losses from financial instruments are to be disclosed for every measurement category of IAS 39. This does not include the effects on earnings of derivative financial instruments in hedging relationships as these must be disclosed under separate regulations and are therefore not attributable to any of the measurement categories of IAS 39.

The net results of financial instruments were as follows, broken down by the various measurement categories of IAS 39:

in EUR k		01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Loans and receivables	LaR	-246	-1,084
Held-for-sale financial assets	AfS	0	-618
Financial liabilities held for trading (at fair value through profit or loss)	FLHfT	-1,132	-24
Financial liabilities measured at amortised cost	FLaC	20,226	19,482

Total		18,848	17,756

The net result of the “Loans and receivables” measurement category comprises net interest from liquid capital, allowances and reversals of write-downs resulting from the reversal of valuation allowances for rent receivable and the amortisation of rent receivable. The net interest amounts to EUR k 313 (previous year EUR k 443).

The net result of the “Financial assets held for trading” measurement category comprises the net interest and expenses for derivative financial instruments (except those designated hedging instruments) and the results from the measurement of these derivative financial instruments at market value.

The net result of the “Financial liabilities measured at amortised cost” measurement category comprises interest expenses for ongoing debt service of EUR k 18,042 and the results from the repayment of loans, which are also recognised under interest expenses.

H.2	PRINCIPLES OF FINANCIAL RISK MANAGEMENT

As part of its business activities, the TLG IMMOBILIEN Group is exposed to a variety of financial risks. In particular, these are the interest rate risk, the liquidity risk and the inherent risk of default in rental agreements and sales. These risks are independent types of risk which are under constant, systematic observation through the existing risk management system. They are assigned to executives in the various fields of the company who are responsible for their identification, monitoring, reporting, management and control. This method ensures a degree of congruence between the nature of the risk and the field of responsibility. A risk manual - which is updated continuously - governs the identification, monitoring, reporting, management and control of these and other corporate risks. Risk management is integrated into the central control office.

Capital management

Capital management at TLG IMMOBILIEN is intended to ensure the financial resources required for the continuation of the company and the preservation of liquidity. Furthermore, the financial policies of the Group are designed to generate income for the shareholders and allow for the annual distribution of a dividend. The Group strives to increase its overall value. This holistic capital management strategy has not changed since the previous year.

As is standard in the sector, capital management is based on the net debt-to-equity ratio. The net debt-to-equity ratio is the ratio between net debt and the fair value of the investment property. The net debt is determined by subtracting cash and cash equivalents from liabilities due to financial institutions.

In the current financial year as in previous years, the Group aims to continue securing access to debt at reasonable financing costs whilst not exceeding a reasonable proportion of debt.

As at 31 December 2016, the debt-to-equity ratio was as follows compared to the previous year:

in EUR k	31/12/2016	31/12/2015	Change	Change in %
Investment property (IAS 40)	2,215,228	1,739,474	475,754	27.4
Advance payments on investment property (IAS 40)	93	14,272	-14,179	-99.3
Owner-occupied property (IAS 16)	6,109	9,344	-3,235	-34.6
Non-current assets classified as held for sale (IFRS 5)	19,174	15,912	3,262	20.5
Inventories (IAS 2)	1,103	1,104	-1	-0.1

Real estate	2,241,708	1,780,106	461,602	25.9

Liabilities due to financial institutions	1,040,412	782,688	257,724	32.9
Cash and cash equivalents	68,415	183,736	-115,321	-62.8
Net debt	971,997	598,952	373,045	62.3

Net Loan to Value (Net LTV) in %	43.4	33.6	9.8 pp

In the table above, the assets classified as held for sale only concern investment property.

The net LTV in the group is 43.4% and increased by 9.8 percentage points compared to the previous year. The capital management goals were achieved in the reporting year.

H.3	DEFAULT RISKS

The risk that a contractual partner - essentially tenants and purchasers of property - will be unable to meet its contractual payment obligations, thus causing the TLG IMMOBILIEN Group to suffer a loss, is known as the risk of default. Credit checks are carried out in order to control the risks of default.

Default risks exist primarily for trade receivables. The TLG IMMOBILIEN Group does not consider itself exposed to a significant credit risk with any of its contractual partners. The concentration of the credit risk is limited by the broad, heterogeneous customer base. Bad debt risks are minimised by the careful selection of contractual partners supported by professional credit checks. Additionally, standard hedging instruments such as guarantees, fixed charges, suretyships, letters of comfort, deductions and deposits are used. If necessary, allowances are carried out for receivables.

The creditworthiness of contractual partners is monitored continuously. If a contractual partner’s creditworthiness should deteriorate significantly, the company will endeavour to remove the corresponding items from the statement of financial position as quickly as possible. The company will then not enter into any new items with such contractual partners.

The bank balances of TLG IMMOBILIEN are fully protected against the risk of bank failure by the security measures of German banks. TLG IMMOBILIEN regularly checks its membership in, and the coverage of, the protection schemes.

The highest possible default risk is therefore the carrying amount of the financial assets, not including the value of received securities or other risk-reducing agreements. No guarantees were issued for subsidiaries or associated companies.

The following table shows the financial assets which were impaired on the reporting date:

31/12/2016

in EUR k	Carrying amount before allowances	Allowances	Residual carrying amount
Trade receivables	8,320	-2,323	5,997
Other financial assets	5,724	-60	5,664

Total	14,044	-2,383	11,661

31/12/2015

in EUR k	Carrying amount before allowances	Allowances	Residual carrying amount
Trade receivables	15,585	-3,674	11,911
Other financial assets	3,477	-59	3,418

Total	19,062	-3,733	15,329

Collateral exists for the gross trade receivables - essentially rent deposits of approx. EUR 3.2 m (previous year EUR 3.0 m) - which can be used to offset outstanding receivables if the legal requirements are met.

The allowances were as follows in the 2016 financial year:

31/12/2016

in EUR k	As at 01/01	Contribution	Utilisation	Reversals	Other change	As at
Trade receivables	3,674	451	-1,281	-521	0	2,323
Other financial assets	59	15	-6	-8	0	60

Total	3,732	466	-1,287	-529	0	2,383

The allowances were as follows in the same period in the previous year:

31/12/2015

in EUR k	As at 01/01	Contribution	Utilisation	Reversals	Other change	As at
Trade receivables	5,650	713	-1,374	-1,296	-19	3,674
Other financial assets	67	2	0	-10	0	59

Total	5,717	715	-1,374	-1,306	-19	3,733

Additionally, the table below presents the age structure of the financial assets that were overdue but not individually impaired as at the reporting date.

31/12/2016

		Adjusted		Not adjusted
in EUR k	Carrying amount	Gross amount	Allowance	neither impaired nor overdue as at the reporting date	overdue but not impaired as at the reporting date
					< 90 days	90-180 days	> 180 days
Trade receivables	5,997	4,173	-2,323	2,944	880	95	228
Other financial assets	5,664	5,681	-60	1	3	2	38

Total	11,661	9,854	-2,383	2,944	883	97	266

31/12/2015

		Adjusted		Not adjusted
in EUR k	Carrying amount	Gross amount	Allowance	neither impaired nor overdue as at the reporting date	overdue but not impaired as at the reporting date
					< 90 days	90-180 days	> 180 days
Trade receivables	11,911	7,745	-3,674	7,799	13	5	23
Other financial assets	3,418	70	-59	3,360	9	0	38

Total	15,329	7,815	-3,733	11,159	22	5	61

H.4	OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following financial assets and financial liabilities are subject to offsetting:

Financial assets

in EUR k	Gross amount of financial assets	Gross amount of financial liabilities offset in the statement of financial position	Net amount recognised in the statement of financial position under financial assets
31/12/2016
Trade receivables	22,307	-26,139	921

31/12/2015
Trade receivables	19,909	-21,631	986

Financial liabilities

in EUR k	Gross amount of financial liabilities offset in the statement of financial position	Gross amount of financial assets	Net amount recognised in the statement of financial position under financial liabilities
31/12/2016
Prepayments received towards operating costs	-26,139	22,307	-4,753

31/12/2015
Prepayments received towards operating costs	-21,631	19,909	-2,797

The offsetting concerns the prepayments made towards the operating costs of the tenants, which are offset against the corresponding receivables from operating costs per tenant.

H.5	LIQUIDITY RISKS

The risk that a company will be unable to meet its payment obligations on a contractually agreed date is known as the liquidity risk.

The treasury continuously monitors and plans the liquidity requirements of the Group in order to ensure its liquidity. Enough liquid capital to meet the obligations of the Group for a given period of time is always kept available.

Additionally, the Group has a short-term credit line of EUR k 500 which, if necessary, can be utilised. The credit line is unsecured.

The following table contains the contractually agreed (undiscounted) interest payments and repayments of the primary financial liabilities of the TLG IMMOBILIEN Group and the derivative financial instruments of the TLG IMMOBILIEN Group with a negative fair value. The maturities are based on the contractually defined fixed interest rates of the financial liabilities.

31/12/2016

in EUR k	Carrying amount	Maturities
		< 1 year	1-5 years	> 5 years
Liabilities due to financial institutions	1,040,412	81,129	579,404	467,417
Derivative financial instruments	20,370	6,715	16,237	-2,805
Trade payables	21,178	21,178	0	0
Other liabilities	20,900	19,814	604	482

Total	1,102,860	128,837	596,245	465,093

31/12/2015

in EUR k	Carrying amount	Maturities
		< 1 year	1-5 years	> 5 years
Liabilities due to financial institutions	782,688	48,460	532,517	278,807
Derivative financial instruments	15,921	4,753	11,254	151
Trade payables	14,926	14,926	0	0
Other liabilities	15,277	14,041	738	497

Total	828,812	82,181	544,509	279,455

All instruments for which payments were contractually agreed as at the reporting date have been included. Planned figures for new liabilities in the future are not included. The variable interest payments from financial instruments are determined on the basis of the last specific interest rates before the reporting date. Financial liabilities that can be repaid at any time are always allocated to the earliest repayment date.

Around 99.81% of the financial liabilities have fixed interest rates or are safeguarded by interest rate hedges (previous year around 99.62%). The average effective interest rate is around 2.56% (previous year around 2.91%). The future prolongation structure on the basis of the current residual debt is as follows:

in EUR k	Carrying	Nominal value	2017	2018-2021	> 2021
Prolongation structure 2016	1,040,412	1,044,400	65,469	527,362	451,569
Prolongation structure 2015	782,688	786,067	36,166	480,583	269,317

Some financing contracts provide for financial covenants (essentially the Group’s equity ratio, LTV, interest coverage ratio and debt service coverage ratio), whereby the bank can exercise its right of termination without notice if the covenants are not adhered to. The company covers the risk of a breached covenant by regularly inspecting the covenants and, if necessary, taking steps to adhere to the covenants. A breached covenant can also be remedied by means of unscheduled repayments, for example. No covenants were breached in 2016. Based on the current knowledge of the company, no breaches of covenant are foreseeable in the future.

H.6	MARKET RISKS

Increased interest rates can result in growing financing costs. The company accounts for this interest rate risk by creating interest rate hedges for loans with variable interest rates and by concluding agreements with fixed interest rates and terms spanning a number of years. The interest rate hedges include interest rate derivative financial instruments such as interest rate swaps and floors. The use of such interest rate derivative financial instruments is governed by guidelines. Under the guidelines, derivative financial instruments are only used for the purposes of hedging and never for trading. In general, there is a hedge for every loan with a variable interest rate.

The TLG IMMOBILIEN Group is not exposed to any foreign exchange risks as its major transactions are carried out in euros.

As at 31 December 2016, the portfolio contained the following derivative financial instruments whose maturity periods are as at the reporting date.

Derivative financial instruments

in EUR k	Fair value	< 1 year
Derivative financial instruments held for trading-assets	1,331	0
of which interest rate swaps	579	0
of which floors	752	0
Derivative financial instruments held for trading- liabilities	3,533	0
of which interest rate swaps	3,533	0
Derivative financial instruments in hedging relationship	17,787	0
of which floors	950	0
of which interest rate swaps with negative fair value	16,837	0

As at 31 December 2015 the portfolio contained the following derivative financial instruments:

Derivative financial instruments

in EUR k	Fair value	< 1 year
Derivative financial instruments held for trading	253	0
of which interest rate swaps	253	0
Derivative financial instruments in hedging relationship	15,668	0
of which interest rate swaps	15,668	0

The derivative financial instruments are used as hedging instruments under IAS 39 if they meet the hedge accounting requirements. The cash flows from the underlying transactions - which are covered by cash flow hedge accounting - will arise from 2017 to 2026 and affect the statement of comprehensive income.

In 2016, ineffectiveness of EUR k 436 was recognised in the statement of comprehensive income as part of accounting for hedging relationships.

The following table shows the amount recognised directly in other comprehensive income during the reporting period. This corresponds to the effective part of the change in fair value.

in EUR k	2016	2015
Opening balance as at 01/01	-13,472	-15,980
Recognition in accumulated other comprehensive income in the reporting period	-7,369	-1,685
Reclassified to profit or loss	4,800	4,193

Closing balance as at 31/12	-16,041	-13,472

H.7	SENSITIVITIES

Under IFRS 7, interest rate risks are represented by sensitivity analyses. These analyses determine the impact of a change in market interest rates on the net interest and expenses, trading profit and losses, and on the equity on the reporting date.

The sensitivity analysis also factors in the impacts on equity and the statement of comprehensive income of TLG IMMOBILIEN that would result from a simultaneous fluctuation in the euro yield curve by ± 50 basis points (previous year: ± 50 basis points). If the yield curve were to decline by 50 basis points, the interest rate would fall to 0.0% at the lowest, provided that this has been contractually agreed. The cash flow effects from fluctuations in the yield curve merely concern the interest income and expenses for the next reporting period.

Based on the financial instruments held or issued by TLG IMMOBILIEN as at the reporting date, a hypothetical change - quantified by sensitivity analyses - in the interest rates on which each instrument was based on the reporting date would have had the following effects (before taxes).

Derivative financial instruments

in EUR k	Effect on OCI		Effects on income
	+50 BP	-50 BP	+50 BP	-50 BP
31/12/2016
Financial liabilities	0	0	-2,805	2,021
Interest rate derivatives	7,998	-21,306	2,504	-2,008
Floors	-918	1,523	0	0

Derivative financial instruments

in EUR k	Effect on OCI		Effects on income
	+50 BP	-50 BP	+50 BP	-50 BP
31/12/2015
Financial liabilities	0	0	-1,784	1,139
Interest rate derivatives	7,453	-7,723	501	-516

H.8	NUMBER OF EMPLOYEES

As at 31 December 2016, 111 people were employed by the Group (122 as at 31/12/2015).

	31/12/2016	Average number of employees in 2016	31/12/2015	Average number of employees in 2015
Permanent employees	105	105	116	114
Temporary employees	6	5	6	6

Total	111	110	122	120

As in the previous year, the full-time employees are not reported due to the low proportion of part-time employees.

H.9	TOTAL AUDITOR’S FEE

The following fees have been recognised as expenses for the services rendered by the auditor of the consolidated financial statements in the financial year:

in EUR k	2016	2015
Audit services	183	185
Other assurance services	380	22
Other services	16	3

Total fee	579	210

The increase is due primarily to the other assurance services in connection with the preparation of a prospectus.

H.10	IFRS 2 PROGRAMMES

H.10.1	SHARE-BASED REMUNERATION OF EMPLOYEES

In the 2016 financial year, expenses for a share-based remuneration component for certain employees were recognised under IFRS. The grant date fair value of the previous schemes is EUR k 198.

With regard to its targets and payment criteria, this remuneration component shares its structure with the long-term incentive scheme for the Management Board, which is described below.

H.10.2	LTI MANAGEMENT BOARD CONTRACTS

The new employment contracts for the members of the Management Board, which were concluded in late September 2014, include a long-term incentive programme for each financial year from 2015 to 2018 (hereinafter referred to as the LTI tranche). An LTI tranche covers a four-year period. Completion of the defined objectives is determined at the end of the fourth year by means of a comparison between current progress and the target.

The amount of LTI remuneration is contingent on the completion of certain objectives. In this regard, the major objectives are the improvement of the net asset value and the TLG IMMOBILIEN AG share price compared to the relevant EPRA Europe index.

The contracts of the members of the Management Board cannot be duly terminated. The contract will end if a member of the Management Board becomes permanently unable to work during the term of the contract. The member of the Management Board will receive 100% of his LTI if he was actively employed during the calendar year in which the evaluation of the objectives commenced. If the member of the Management Board was not employed for the full calendar year, the LTI shall be disbursed at a proportional rate.

The programme contains an option as to the type of settlement for the company and is treated as a share-based payment settled in equity instruments in accordance with IFRS 2.

Based on the estimations of the Management Board as to the completion of performance hurdles, personnel expenses of EUR k 608 were recognised for the LTI as at 31 December 2016 (previous year EUR k 618).

The fair value on the settlement date was EUR k 2,465. An achievement rate of 123% was assumed. For more information on the Management Board contracts, see the disclosures in the Remuneration Report.

H.11	RELATED COMPANIES AND PARTIES

Related companies and parties are defined as companies and persons which have the ability to control or exercise significant influence over the TLG IMMOBILIEN Group, or which the TLG IMMOBILIEN Group controls or exercises significant influence over.

Accordingly, the members and close relatives of the Management and Supervisory Boards of TLG IMMOBILIEN AG and the TLG IMMOBILIEN Group’s subsidiaries are considered related parties and companies.

Related companies

No transactions of particular significance took place with related companies in the 2016 financial year.

Related parties

No transactions of particular significance took place with related parties in the 2016 financial year.

The composition of the Management Board has not changed since 31 December 2015.

However, the composition of the Supervisory Board has changed. Mr Heße stepped down from the Supervisory Board with effect from 31 May 2016.

The remuneration paid by TLG IMMOBILIEN AG to the members of the Management Board was as follows in the 2016 financial year:

in EUR k	2016	2015
Fixed remuneration	600	600
Fringe benefits	113	107

Subtotal of fixed remuneration	713	707

Short-term variable remuneration (STI)	520	400
Long-term variable remuneration (LTI)	0	0

Subtotal of variable remuneration	520	400

Total remuneration	1,233	1,107

See the Remuneration Report, which is part of the report on the position of the company and the Group, for more disclosures on the remuneration of the Management Board.

Remuneration paid to former members of the management totalled EUR 0.2 m in 2016 (previous year EUR 0.2 m). In 2016, EUR 2.9 m was placed into provisions for pension obligations to former members of the management (previous year EUR 2.8 m).

In line with the Articles of Association, all Supervisory Board remuneration is payable at the end of each financial year. The remuneration paid pro rata to the members of the Supervisory Board for the 2016 financial year totalled EUR 0.3 m (previous year EUR 0.3 m).

In summary, this resulted in the following recognised expenses for the remuneration of the Management and Supervisory Boards in line with IAS 24.17:

in EUR k	2016	2015
Benefits due in the short term	1,412	1,406
Other benefits due in the long term	113	107
Share-based payments	608	1,575

Total	2,132	3,088

The Supervisory Board of TLG IMMOBILIEN AG consists of the following members:

Michael Zahn (Chairman of the Supervisory Board)	Member since 05/09/2014 Chairman since 08/09/2014
Chairman of the presidential and nomination committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Chairman of the capital measures committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
CEO of Deutsche Wohnen AG, Berlin
Chairman of the Supervisory Board of GSW Immobilien AG, Berlin
Chairman of the Supervisory Board of Eisenbahn-Siedlungs-Gesellschaft Berlin mbH, Berlin
Chairman of the Advisory Board of G+D Gesellschaft für Energiemanagement GmbH, Magdeburg
Chairman of the Advisory Board of Funk Schadensmanagement GmbH, Berlin
Member of the Advisory Board of DZ Bank AG, Frankfurt am Main
Member of the Advisory Board of Füchse Berlin Handball GmbH, Berlin	since 15/09/2016
Member of the Real Estate Advisory Board of GETEC Wärme & Effizienz AG, Magdeburg	since 08/11/2016

Alexander Heße (Vice-chairman)	05/09/2014 - 31/05/2016
Member of the presidential and nomination committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	01/10/2014 - 31/05/2016
Senior Managing Director and Co-Head European Real Estate Investments, Lone Star Germany Acquisitions GmbH
Chairman of the Supervisory Board of Globe Trade Center S.A., Warsaw
Director, Lone Star Spain Acquisitions SL, Madrid
Director, Lone Star France Acquisitions SARL, Paris
Director, Lone Star Netherlands Acquisitions B.V., Amsterdam

Dr Michael Bütter	since 25/09/2014
Member of the presidential and nomination committee of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Member of the capital measures committee of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
Member of the Executive Committee and Group General Counsel Scout 24 AG, Berlin
Member of the Board of Directors, ADO Properties S.A., Luxembourg
Chairman of the Audit Committee of ADO Properties S.A., Luxembourg
Member of the Investment and Finance Committee of ADO Properties S.A., Luxembourg
Member of the Advisory Board of Corestate Capital Holding S.A., Luxembourg	since 01/01/2017
Member of the Supervisory Board of Assmann Beraten + Planen AG, Berlin	since 01/04/2016

Dr Claus Nolting	since 05/09/2014
Member of the audit committee of TLG IMMOBILIEN AG, Berlin	since 25/09/2015
Lawyer and consultant
Vice-chairman of the Supervisory Board of IKB Deutsche Industriebank, Düsseldorf
Chairman of the risk and audit committee of IKB Deutsche Industriebank, Düsseldorf	since 25/02/2016
Member of the nomination committee of IKB Deutsche Industriebank, Düsseldorf
Member of the remuneration management committee of IKB Deutsche Industriebank, Düsseldorf
Member of the Supervisory Board of Hamburg Trust Real Estate Management GmbH, Hamburg
Member of the Supervisory Board of LEG Immobilien AG, Düsseldorf	since 19/05/2016
Chairman of the Supervisory Board of MHB-Bank AG, Frankfurt am Main	since 22/12/2016

Elisabeth Talma Stheeman	since 25/09/2014
Member of the audit committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Independent Non-Executive Board Director
Governor of the London School of Economics (LSE), London
Member of the audit committee of the London School of Economics (LSE), London	until 31/07/2016
Vice-chairperson of the financial committee of the London School of Economics (LSE), London	since 01/08/2016
Senior Advisor, Bank of England/Prudential Regulation Authority (PRA), London
Member of the Supervisory Board of Aareal Bank AG, Wiesbaden

Vice-chairperson of the risk committee of Aareal Bank AG, Wiesbaden
Member of the technology and innovation committee of Aareal Bank AG, Wiesbaden

Helmut Ullrich	since 23/07/2015
Chairperson of the audit committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 13/08/2015
Member of the capital measures committee of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
Member of the Supervisory Board of GSW Immobilien AG, Berlin
Chairperson of the audit committee of GSW Immobilien AG, Berlin

H.12	CONTINGENT LIABILITIES

There are the following contingent liabilities for items for which the Group has issued guarantees to various contractual partners:

in EUR k	31/12/2016	31/12/2015
Land charges	1,041,033	781,522

	1,041,033	781,522

H.13	OTHER FINANCIAL OBLIGATIONS

As at the reporting date, the other financial obligations of the Group consisted of EUR k 1,842 (previous year EUR k 1,138) in future payments (net) resulting from operating leases and a commitment of EUR k 5,823 (previous year EUR k 102,997) for investment property and property, plant and equipment.

The company has diverse service contracts for IT services, building cleaning, reception staff and security services with a payment obligation of EUR k 1,169 (previous year EUR k 675), as well as vehicle lease contracts for its fleet of vehicles with a payment obligation of EUR k 275 (previous year EUR k 278). There are also rental agreements on the leasing of space for archiving purposes with a payment obligation of EUR k 397 (previous year EUR k 185).

These operating leases serve the company’s ongoing business operations and are advantageous in that high investment measures and the corresponding outflow of cash are not necessary. The operating leases are not considered risky.

The expenses for minimum lease instalments in the 2016 financial year totalled EUR k 195 (previous year EUR k 213).

H.14	SHAREHOLDING LIST

As at 31 December 2016, TLG IMMOBILIEN AG holds interests in the following fully consolidated companies:

Name and registered offices of the company	Shareholding	Equity on 31/12/2016 in EUR k	Results of the 2016 financial year in EUR k
TLG Vermögensverwaltungs GmbH, Berlin i. L.	100%	75	-1
TLG FAB S.à r.l., Luxembourg	94.9%	33,665	1,986
Hotel de Saxe an der Frauenkirche GmbH, Dresden[1]	100%	22,200	1,175
TLG Sachsen Forum GmbH, Berlin[1]	100%	24,104	79
TLG Fixtures GmbH, Berlin[1]	100%	359	-1
TLG CCF GmbH, Berlin[1,2]	100%
TLG CCF S.C.S., Luxembourg[3]	100%	25,158	-3,230
TLG MVF GmbH, Berlin[1,2]	100%
TLG MVF S.C.S., Luxembourg[3]	100%	2,929	-3,328

1	According to § 264 (3) HGB, companies are exempted from their obligation to prepare financial statements.
2	Different financial year (30/06). As it was established in the 2016 financial year, it has not yet been necessary to prepare annual financial statements.
3	Financial statements for the 2014 financial year

Compared to the previous year, six companies were added to the portfolio of fully consolidated companies. For more information see sections C.2 and C.3.

The financial statements have not yet been ratified in each case. The equity and net income are based on German GAAP or local GAAP of the country in which each company is based.

The portfolio of fully consolidated companies was as follows as at 31 December 2015:

Name and registered offices of the company	Shareholding	Equity as at 31/12/2015 in EUR k	Results of the 2015 financial year in EUR k
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100%	27,799	224
TLG Vermögensverwaltungs GmbH, Berlin i. L.	100%	76	-11
TLG FAB S.à r.l., Luxembourg	94.9%	32,602	1,827

H.15	SUBSEQUENT EVENTS

With the approval of the Supervisory Board, on 30 January 2017 the Management Board carried out a capital increase in exchange for cash contributions, which involved the partial utilisation of the authorised capital for 2016.

As part of the capital increase, TLG IMMOBILIEN made 6.7 m new shares available to institutional investors at an issue price of EUR 17.20 per share by means of accelerated book building. The gross proceeds were therefore around EUR 116.0 m.

The company intends to use the net proceeds from the private placement to finance its most recent and future acquisitions of German office and retail properties in line with its stated acquisition criteria, as well as for general business purposes.

The new shares are fully entitled to dividends from 1 January 2016 onwards.

H.16	DECLARATION OF COMPLIANCE UNDER §161 AKTG

The Management and Supervisory Boards have fulfilled the recommendations of the German Corporate Governance Code as set out in the corporate governance report. The declaration of compliance will be made available to the shareholders when the annual report for 2016 is published in the Investor Relations section of the company’s website www.tlg.eu.

Berlin, 10 February 2017

Peter Finkbeiner	Niclas Karoff
Member of the Management Board	Member of the Management Board

The following English-language translation of the German-language audit opinion (Bestätigungsvermerk) refers to the consolidated financial statements of TLG IMMOBILIEN AG, Berlin, prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) as well as the combined management report of the company and the group, prepared on the basis of German commercial law (HGB) as of and for the fiscal year ended December 31, 2106 as a whole and not solely to the consolidated financial statements presented in this Prospectus on the preceding pages. The combined management report of the company and the group is not part of this Prospectus.

AUDIT OPINION

We have audited the consolidated financial statements prepared by TLG IMMOBILIEN AG, Berlin, comprising the statement of comprehensive income, the statement of financial position, the cash flow statement, the statement of changes in equity, and the notes to the consolidated financial statements, together with the combined management report for the Company and the Group the fiscal year from 1 January to 31 December 2016. The preparation of the consolidated financial statements and the combined management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB [“Handelsgesetzbuch”: German Commercial Code] is the responsibility of the company’s Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB [“Handelsgesetzbuch”: German Commercial Code] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the legal representatives, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations:

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The combined management report is consistent with the consolidated financial statements, complies with the legal requirements and as a whole provides a suitable view of the group’s position and suitably presents the opportunities and risks of future development.

Berlin, 10 February 2017

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Kreninger	Pilawa
(German Public Auditor)	(German Public Auditor)

Consolidated Financial Statements of

TLG IMMOBILIEN AG

as of and for the year ended December 31, 2015

(prepared in accordance with IFRS)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period from 1 January to 31 December 2015

in EUR k	Reference	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Net operating income from letting activities	F.1	112,380	100,263
Income from letting activities		150,625	136,733
a) Rental income		127,392	114,776
b) Income from recharged operating costs		22,870	20,552
c) Income from other goods and services		363	1,405
Expenses related to letting activities		-38,245	-36,469
d) Expenses from operating costs		-29,528	-27,051
e) Maintenance expenses		-6,209	-5,235
f) Other services		-2,508	-4,183
Result from the remeasurement of investment property	F.2	87,856	52,694
Result from the disposal of investment property	F.2	7,972	3,291
Result from the disposal of real estate inventory		771	7,320
a) Proceeds from the disposal of real estate inventory		848	26,119
b) Carrying amount of real estate inventory disposed		-77	-18,799
Other operating income	F.3	5,835	16,839
Personnel expenses	F.4	-12,807	-17,358
Depreciation and amortisation	F.5	-760	-1,236
Other operating expenses	F.6	-7,820	-15,717

Earnings before interest and taxes (EBIT)		193,427	146,096

Financial income	F.7	443	620
Financial expenses	F.7	-23,849	-24,308
Gain(-)/loss from the remeasurement of derivative financial instruments	F.8	-848	-2,129

Earnings before taxes (EBT)		169,173	120,279

Income taxes	F.9	-38,311	-31,629

Net income		130,862	88,650

Other comprehensive income (OCI)	E.9
thereof will not be reclassified to profit or loss
Actuarial gains/losses		35	-906
thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes		1,703	-10,926

Total comprehensive income for the year		132,600	76,818

Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests		242	62
The shareholders of the parent company		130,620	88,588
Earnings per share
undiluted in EUR	F.10	2.11	1.65
diluted in EUR	F.10	2.10	1.65
Of the total comprehensive income for the year, the following is attributable to:
Non-controlling interests		242	62
The shareholders of the parent company		132,358	76,756

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2015

Assets

in EUR k	Reference	31/12/2015	31/12/2014
A) Non-current assets		1,776,837	1,525,246
Investment property	E.1	1,739,474	1,489,597
Advance payments on investment property		14,272	5,912
Property, plant and equipment	E.2	9,827	14,140
Intangible assets	E.2	1,566	1,684
Other non-current financial assets	E.3	2,535	2,475
Other assets	E.5	9,163	8,432
Deferred tax assets	E.13	0	3,006

B) Current assets		222,624	212,754
Inventories	E.6	1,104	1,477
Trade receivables	E.4	11,911	12,552
Receivables from income taxes	E.13	2,195	9,808
Other current financial assets	E.3	883	981
Other receivables and assets	E.5	6,883	13,346
Cash and cash equivalents	E.7	183,736	152,599
Non-current assets classified as held for sale	E.8	15,912	21,991

Total assets		1,999,461	1,738,000

Equity and liabilities

in EUR k	Reference	31/12/2015	31/12/2014
A) Equity	E.9	967,874	747,964
Subscribed capital		67,432	61,302
Capital reserves		439,510	343,003
Retained earnings		469,369	354,074
Other reserves		-11,246	-12,984
Equity attributable to the shareholders of the parent company		965,065	745,395
Non-controlling interests		2,809	2,569

B) Liabilities		1,031,590	990,036
I.) Non-current liabilities		957,781	909,132
Non-current liabilities due to financial institutions	E.10	746,677	731,102
Pension provisions	E.11	8,080	8,241
Non-current derivative financial instruments	H.1	15,921	17,814
Other non-current liabilities	E.14	1,236	1,512
Deferred tax liabilities	E.13	185,867	150,463
II.) Current liabilities		73,809	80,904
Current liabilities due to financial institutions	E.10	36,011	39,345
Trade payables	E.14	14,926	13,876
Other current provisions	E.12	2,416	5,691
Tax liabilities		6,415	9,607
Other current liabilities	E.14	14,041	12,384

Total equity and liabilities		1,999,461	1,738,000

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 31 December 2015

in EUR k	Reference	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
1. Cash flow from operating activities
Earnings before taxes		169,173	120,279
Depreciation and amortisation	E.2	760	1,236
Result from the remeasurement of investment property	F.2	-87,856	-52,694
Result from the remeasurement of derivative financial instruments	F.8	848	2,128
Increase/decrease (–) in provisions	E.12	-3,436	-8,908
Other non-cash income/expenses		1,794	-544
Gain (–)/loss from disposal of property, plant and equipment and intangible assets		-8,268	-3,537
Increase (–)/decrease in inventories	E.6	373	10,303
Financial income	F.7	-443	-620
Financial expenses	F.7	23,849	24,308
Increase (–)/decrease in trade receivables and other assets	E.4/5	10,074	-8,130
Increase/decrease (–) in trade payables and other liabilities		-1,992	-7,644

Cash flow from operating activities		104,875	76,177

Interest received		443	561
Interest paid		-22,987	-47,196
Income tax received/paid		1,583	-9,009

Net cash flow from operating activities		83,914	20,533

2. Cash flow from investing activities
Cash received from disposals of investment property		42,776	85,751
Cash received from disposals of property, plant and equipment		419	0
Cash paid for acquisitions of investment property		-205,839	-58,607
Cash paid for acquisitions of property, plant and equipment		-253	-482
Cash paid for investments in intangible assets		-195	-245
Cash received from disposals of consolidated companies and other business units		12,804	0
Cash paid/Cash received in connection with the acquisition of shares in consolidated companies (net cash flow)		0	-47,055
Cash received from disposals of joint ventures		0	100

Cash flow from investing activities		-150,288	-20,538

3. Cash flow from financing activities
Cash received from equity contributions	E.9	100,724	100,000
Cash distributions to shareholders	E.9	-15,326	-233,000
Cash received from bank loans	E.10	46,567	256,214
Repayments of bank loans	E.10	-34,453	-109,540

Cash flow from financing activities		97,511	13,674

4. Cash and cash equivalents at end of period
Change in cash and cash equivalents (subtotal of 1 to 3)		31,137	13,669
Cash and cash equivalents at beginning of period		152,599	138,930

Cash and cash equivalents at end of period		183,736	152,599

5. Composition of cash and cash equivalents
Cash		183,736	152,599

Cash and cash equivalents at end of period		183,736	152,599

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period from 1 January to 31 December 2015

in EUR k	Reference	Subscribed capital	Capital reserves	Retained earnings	Other reserves		Non-controlling interests	Equity
					Reserve hedge accounting	Actuarial gains and losses
01/01/2014		52,000	410,248	339,939	-124	-1,028	0	801,036

Net income		0	0	88,588	0	0	62	88,650
Other comprehensive income (OCI)		0	0	0	-10,926	-906	0	-11,832

Total comprehensive income for the year		0	0	88,588	-10,926	-906	62	76,818

Changes to the basis of consolidation		0	0	0	0	0	2,507	2,507
Withdrawals from capital reserves		0	0	0	0	0	0	0
Distributions to shareholders		0	-158,546	-74,453	0	0	0	-232,999
Share capital increase		9,302	90,698	0	0	0	0	100,000
Transaction costs relating to the share capital increase, after taxes		0	-2,993	0	0	0	0	-2,993
Capital contribution in connection with share-based remunariation		0	3,596	0	0	0	0	3,596
Change during the period		9,302	-67,245	14,135	-10,926	-906	2,569	-53,071

31/12/2014		61,302	343,003	354,074	-11,050	-1,934	2,569	747,964

01/01/2015		61,302	343,003	354,074	-11,050	-1,934	2,569	747,964

Net income		0	0	130,620	0	0	242	130,862
Other comprehensive income (OCI)	E.9	0	0	0	1,703	35	0	1,739

Total comprehensive income for the year		0	0	130,620	1,703	35	242	132,601

Adjustment for non-controlling interests		0	0	0	0	0	-3	-3
Change in scope of consolidation		0	-200	0	0	0	0	-200
Dividend payment		0	0	-15,326	0	0	0	-15,326
Share capital increase	E.9	6,130	95,628	0	0	0	0	101,758
Transaction costs associated with the share capital increase, after taxes	E.9	0	-717	0	0	0	0	-717
Capital contribution in connection with share-based remunaration	E.9 + H.10	0	1,796	0	0	0	0	1,796

Change during the period		6,130	96,507	115,294	1,703	35	240	219,910

31/12/2015		67,432	439,510	469,369	-9,347	-1,899	2,809	967,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A.	GENERAL INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG

A.1	INFORMATION ON THE COMPANY

TLG IMMOBILIEN AG, Berlin, is an Aktiengesellschaft (stock corporation) in Germany with its headquarters at Hausvogteiplatz 12 in 10117 Berlin, entered in the commercial register of Berlin under the number HRB 161314 B, and is—together with its subsidiaries, the TLG IMMOBILIEN Group (short: TLG IMMOBILIEN)—one of the largest providers of commercial real estate in Berlin and eastern Germany.

The main activities consist of the operation of real estate businesses and businesses of all types in connection with this—in particular the management, letting, building and renovation, acquisition and sale of commercial real estate in a broader sense, in particular office space, retail properties and hotels—the development of real estate projects, as well as the rendering of services in connection with the above-mentioned business activities, either itself or via companies of which the company is a shareholder.

The annual financial statements of TLG IMMOBILIEN AG and its fully consolidated subsidiaries form the basis of the consolidated financial statements prepared for the 2015 financial year. The consolidated financial statements were finalised by the Management Board on 11 March 2016. The Supervisory Board is expected to approve the consolidated financial statements in a meeting on 29 March 2016.

Due to the given proportions of the Group companies, the consolidated financial statements are significantly influenced by TLG IMMOBILIEN AG.

A.2	PRINCIPLES OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with § 315a of the German Commercial Code (HGB), considering the supplementary regulations of German commercial law, and in conjunction with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB), as adopted by the European Union.

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated statement of financial position, the cash flow statement, the changes in Group equity and the notes to the consolidated financial statements. The individual items will be explained in the appendices.

The currency of the consolidated financial statements is the euro.

Unless stated otherwise, all amounts are given in thousands of euros (EUR k). In tables and references—for reasons of calculation—there can be rounding differences to the mathematically exactly determined figures.

The financial year of TLG IMMOBILIEN AG and the included subsidiaries corresponds to the calendar year. The financial statements of the subsidiary are prepared using uniform accounting and valuation methods as at the same reporting date as the financial statements of the parent company.

The consolidated financial statements are compiled on the basis of recognising assets and debts in the statement of financial position at amortised or historical cost. However, this does not apply to investment properties or derivative financial instruments that are measured at fair value on the reporting date.

The consolidated financial statements as well as the management report on the position of the company and the Group will be published in the electronic version of the German Federal Gazette (Bundesanzeiger).

B.	NEW ACCOUNTING STANDARDS

B.1	AMENDMENTS TO ACCOUNTING AND VALUATION METHODS—AMENDED STANDARDS AND INTERPRETATIONS

In the current financial year, the company applied the following new and/or amended standards and interpretations for the first time.

IFRIC 21—Levies

IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government due to legislative regulations (e.g. property tax). In this process, the obligating event for the recognition of a liability is identified as the activity which causes the payment according to the relevant legislation. The levies are not to be recognised in the statement of financial position until the occurrence of the obligating event. The obligating event can also occur successively over a period of time, requiring that the debt be recognised pro rata temporis.

IFRIC 21 has been applied retroactively. The application of this interpretation had no significant effects on the consolidated financial statements.

B.2	PUBLISHED BUT NOT YET MANDATORY IFRS

IFRS 9—Financial Instruments

TLG IMMOBILIEN intends to apply the new standard when it becomes mandatory. In the 2015 financial year, TLG IMMOBILIEN carried out a valuation of the effects of all three aspects of IFRS 9. This preliminary assessment is based on currently available information and is subject to change due to further, more detailed analyses or additional appropriate and reliable information that is made available to the Group in the future. Overall, TLG IMMOBILIEN does not fore- see significant effects on its statement of financial position and equity. In future, TLG IMMOBILIEN will carry out a detailed valuation in order to determine the exact extent of these effects.

IFRS 15—Revenue from Contracts with Customers

In the 2015 financial year, TLG IMMOBILIEN carried out a preliminary assessment of IFRS 15 which could possibly change in the course of further, more detailed analysis. Moreover, TLG IMMOBILIEN will observe the clarifications published in an exposure draft in July 2015 by the IASB, and will monitor the further developments.

(a)	Disposal of properties

Contracts with customers with whom the sale of properties is the only agreed service will presumably not affect the consolidated financial statements. In future, realisation from the sales will occur in accordance with IFRS 15. Until now, realisation has occurred upon the transfer of ownership, use and tax burdens. The company expects nothing to change in this regard with respect to IFRS 15.

(b)	Rendering of letting services

The Group renders letting services. The Group has come to the preliminary assessment that letting services will be rendered over a period of time, because the benefit from the service is accrued to the customer and the customer uses this benefit simultaneously. For this reason, TLG IMMOBILIEN does not expect significant effects from these service contracts.

The annual improvements to the IFRS (cycle 2011–2013) resulted in amendments to the IFRS; however, these will have no effect on the consolidated financial statements.

C.	PRINCIPLES OF CONSOLIDATION

C.1	METHODS OF CONSOLIDATION

Subsidiaries

TLG IMMOBILIEN AG and all significant subsidiaries of which TLG IMMOBILIEN AG could have direct or indirect control were included in the consolidated financial statements of the TLG IMMOBILIEN Group. Subsidiaries are fully consolidated from the time when TLG IMMOBILIEN AG gains control of them. Control is gained from the time when the following conditions have been cumulatively fulfilled for TLG IMMOBILIEN AG:

(1)	TLG IMMOBILIEN AG has power over the relevant activities of the subsidiary.

(2)	TLG IMMOBILIEN AG is subject to variable returns from this subsidiary.

(3)	TLG IMMOBILIEN AG has the ability to influence the variable returns through its power over the subsidiary.

Inclusion in the consolidated financial statements ends as soon as the parent company no longer has control.

The financial statements of the subsidiary are prepared using uniform accounting and valuation methods as at the same reporting date as the financial statements of TLG IMMOBILIEN AG.

The consolidation of capital is carried out using the acquisition method, whereby the acquisition costs at the time of acquisition are offset against the equity capital corresponding to the amount of the shareholding. In this process, the equity capital of acquired subsidiaries at the time of acquisition is determined using the acquisition method taking account of the fair value of the identifiable assets, debts and contingent liabilities, deferred taxes and the possible goodwill at this point in time.

Non-controlling interests represent the portion of the result and the net assets which is not attributable to the shareholders of TLG IMMOBILIEN AG. Non-controlling interests are disclosed separately in the consolidated statement of comprehensive income and in the consolidated statement of financial position. Disclosure in the consolidated statement of financial position occurs under equity, separately from equity subscribed to shareholders of the parent company.

All intercompany receivables and payables and income and expenses, as well as profit or loss from intercompany transactions, are eliminated.

Associated companies and joint ventures

Joint ventures and associated companies are consolidated pursuant to IAS 28 according to the equity method. In this process, the shares are initially recognised at their acquisition costs. During the subsequent consolidation, the book valuation is carried forward via the change in amount of the shareholding in the associated company or joint venture.

On the reporting date, no associated companies or joint ventures were included in the consolidated financial statements of TLG IMMOBILIEN.

For a list of shareholdings, please see section H.14.

C.2	CHANGES IN THE GROUP

Number of fully consolidated subsidiaries

	2015	2014
As at 01/01	5	4
Additions	0	1
Disposals	-2	0

As at 31/12	3	5

The change during the reporting period can be attributed to the liquidation of Verwaltungs- gesellschaft an der Frauenkirche mbH i.L., Dresden, in July 2015 and the disposal of TLG Gewerbe- park Grimma GmbH in Grimma in December 2015.

For a list of shareholdings, please see section H.14.

C.3	FINAL PURCHASE PRICE ALLOCATION OF TLG FAB S.À R.L.

There were no significant changes to the purchase price allocation disclosed in the consolidated statement of financial position for the previous year.

The effects on the assets, financial position and earnings of TLG IMMOBILIEN were not noteworthy.

D.	EXPLANATION OF ACCOUNTING AND VALUATION METHODS

D.1	INVESTMENT PROPERTY

TLG IMMOBILIEN identifies investment properties as those properties which are held with the objective of rental income and/or appreciation in value and not for its own use or sale within the framework of the typical business activities.

TLG IMMOBILIEN holds properties which are partially owner-occupied and partially occupied by third parties, i.e. rented. These mixed-use properties are entered separately in the statement of financial position as long as a legal means of partitioning the property exists and neither the owner-occupied nor the rented portion is negligible.

A transfer of properties from the portfolio of investment properties occurs if there is a change in use that is documented by the commencement of owner occupation or the commencement of development with the intention to sell.

At the time of initial recognition, the investment properties are entered in the statement of financial position with their acquisition or production costs. The properties are subsequently measured in the statement of financial position at their fair value according to the allowed alternative treatment provided for by IAS 40 in connection with IFRS 13. Pursuant to IFRS 13.9, the fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This means that the fair value generally implies the sale of an asset (the exit price). It corresponds to the (theoretical) price paid to the seller upon the (hypothetical) sale of a property on the measurement date, regardless of any company-specific intention or ability to sell the asset.

The measurement of the fair value is carried out in principle on the basis of the highest and best use of the property (“Concept of the highest and best use”; IFRS 13.27 et seq.). This implies the maximisation of the use and/or value of the property to the greatest extent technically possible, allowable by law and financially feasible.

All changes in the fair values of investment properties are recognised through profit or loss for the period.

The measurement of the fair value of the investment properties was carried out on the basis of property valuations performed by Savills Advisory Services Germany GmbH Co. KG at the end of 2015/beginning of 2016, as well as the end of 2014/beginning of 2015, as at 31 December 2015 and 31 December 2014, respectively.

As investment property, project developments are measured at their fair values so far as the fair value can be reliably measured. The fair value of properties is measured regularly upon obtaining building permits.

The market values of properties which are held over the long term for the purpose of rental income or for the purpose of realizing an appreciation in value were determined in accordance with international standards by using the discounted cash flow (DCF) method. Using this method, the market value of a property is calculated as the sum of the discounted cash flows over a planning period of ten years—chosen on the basis of past experience—plus the residual value of the property at the end of the planning period, determined on the basis of the terminal net cash flows from facility management of the property, discounted to net present value on the valuation date.

Properties with negative net cash flows (e.g. continuously vacant properties) were valued using the liquidation value method (land value less demolition and restoration expenses and, if applicable, remaining net income).

The valuation of undeveloped plots of land (in E.1 represented under the asset class “other”) was carried out using the comparable value method considering official land values of the local property value committees. Where necessary, the multiple period excess earnings method was also used to check the plausibility of land values.

Due to the limited availability of data and valuation parameters directly observable on the market, the complexity of property valuation as well as the degree of specificity of properties, the valuation at fair value of investment properties is allocated to Level 3 of the valuation hierarchy of IFRS 13.86 (valuation on the basis of significant unobservable input factors).

In particular, the following significant non-observable input factors were considered for the valuation:

•

Future rental agreements, based on the individual location, type, size and quality of the property, under consideration of the conditions of existing rental relationships, other contracts or external indicators such as normal market rents for comparable properties;

•	Estimates on vacancy rates, based on current and expected future market conditions after the expiry of existing rental relationships;

•	Discounted interest rates for the planning period of ten years reflect the current market estimations regarding uncertainty of the amount and the timing of the inflow of future cash flows;

•	Capitalisation rates, based on the individual location, type, size and quality of the property, considering market information available on the date in question;

•	Residual values, in particular based on assumptions on future maintenance and reinvestment costs, vacancy rates and normal market rents and growth rates.

D.2	PROPERTY, PLANT AND EQUIPMENT

Assets included in property, plant and equipment are recognised at their acquisition or production costs and depreciated on a straight-line basis according to their presumable useful economic life. Subsequent cost is recognized if this is associated with an increase in the useful value of the tangible asset. The useful life of an asset is reviewed annually, along with any residual value, and adjusted if necessary.

Subsidies received are deducted during calculation of the acquisition costs.

Scheduled depreciation is recorded uniformly across the Group pursuant to the following useful lives:

Useful life of property, plant and equipment

in years	2015	2014
Owner-occupied properties	50–60	50–60
Technichal equipment and machinery	8–13	8–13
Other operating and office equipment	3–13	3–13

Impairment tests are carried out on the carrying amounts of property, plant and equipment as soon as there are indicators that the carrying amount of an asset has exceeded its recoverable amount. Property, plant and equipment is removed from the books either when disposed or when no economic benefit can be expected from its continued use or sale. The gain or loss resulting from the removal of the asset from the books is recognised through net profit or loss in the consolidated statement of comprehensive income.

D.3	INTANGIBLE ASSETS

Intangible assets are capitalised at their acquisition cost. Intangible assets relate to software licences which have a finite useful life. After they are made available, the software licences are amortized over an expected useful life of three to five years.

Goodwill represents the debit difference between the acquisition costs of the shares and the fair value of the individual assets acquired and liabilities and contingent liabilities assumed.

Goodwill resulting from the allocation of the purchase price is allocated to those cash-generating units that will most likely derive value from the business combination.

Goodwill is not amortized; it undergoes an annual impairment test instead. See section D.4 for details on the premises and execution of the impairment test by TLG IMMOBILIEN.

D.4	IMPAIRMENTS OF NON-FINANCIAL ASSETS

In accordance with IAS 36, the Group carries out annual tests on intangible assets and property, plant and equipment to see whether or not unscheduled depreciation is necessary. These tests determine if there are indicators of a possible impairment. If such indicators exist, the recoverable amount is calculated for the asset in question. This corresponds to the higher of the fair value less costs of disposal or the value in use. If the recoverable amount of an asset is lower than the carrying amount, a valuation allowance is immediately carried out on the asset through net profit or loss.

In the 2015 financial year, it was not necessary to carry out an impairment test on property, plant and equipment or intangible assets with a certain useful life as no indicators of impairment existed.

For goodwill acquired through the acquisition of companies and businesses, TLG IMMOBILIEN carries out the impairment test on an annual basis at the end of the financial year and also whenever there are indicators of possible impairment.

The goodwill results exclusively from the overlap in the measured deferred tax liabilities (for temporary differences respective to real estate assets) existing at the time of initial consolidation of TLG FAB in relation to the lower fair value of the corresponding tax liabilities.

A reduction in value did not come into consideration because an overlap in temporary deferred differences compared to goodwill continues to be present.

D.5	OTHER FINANCIAL ASSETS

Generally, the Group accounts for financial assets on the trading day. Financial assets classified as Held-for-sale are measured at fair value on the reporting date or, if the fair value cannot be reliably determined, at cost.

D.6	RECOGNITION OF LEASES AS THE TENANT

Leased assets which are the economic property of the TLG IMMOBILIEN Group (finance leases in the sense of IAS 17) are capitalised under non-current assets at the lower of the present value of the lease instalments or the fair value of the leased property and undergo scheduled, straight-line depreciation. The depreciation period is the shorter of the term of the lease or useful life.

Whenever ownership of the asset transfers to TLG IMMOBILIEN at the end of the contractual term, the depreciation period corresponds to the useful life. A liability is recognised in the amount of the present value of the payment obligations arising from the future lease instalments. In subsequent periods, it is reduced by the redemption component in the lease instalments.

Leases where the TLG IMMOBILIEN Group has no economic ownership are categorised as operating leases. The expenses resulting from such contracts are recognised through profit or loss when the leased objects are used.

D.7	RECOGNITION OF LEASES AS THE LESSOR

Under IAS 17, rental agreements for the properties are to be categorised as operating leases as the significant risks and opportunities in connection with the property remain with the TLG IMMOBILIEN Group.

The income from operating leases is recognised as net operating income from letting activities in the statement of comprehensive income across the term of each contract.

D.8	INVENTORIES

Inventories includes land and buildings intended to be sold as part of the normal course of business. This can exceed a period of twelve months. Upon its acquisition, inventory is measured at historical cost. On the reporting date, inventory is measured at the lower of historical cost or net realisable value.

The net realisable value comprises the estimated sale proceeds that can be achieved in the normal course of business, less the estimated costs accrued until completion and the estimated necessary selling expenses.

See section D.22 for the treatment of borrowing costs.

D.9	RECEIVABLES AND OTHER ASSETS

Trade receivables and other assets are recognised at fair value plus transaction costs when they are first added to the statement of financial position. Subsequent measurement is at amortised cost.

Past experience and individual risk evaluations are used to factor in potential risks of default by means of reasonable valuation allowances after considering the expected net cash flows.

D.10	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, demand deposits and other current, highly liquid financial assets with an original term of up to three months, as well as overdrafts. Exploited overdrafts are recognised in the statement of financial position under current liabilities due to financial institutions.

Deposits which are not freely disposable are recognised under financial assets if they cannot be recognised under cash and cash equivalents.

D.11	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The item “Assets classified as held for sale” can contain individual non-current assets as well as groups of assets (disposal groups) or business operations (discontinued operations) if a disposal is considered highly probable within the next twelve months. Furthermore, assets are only classified in line with IFRS 5 if, in their present condition, they can be immediately disposed of at a standard and acceptable price for the sale of such assets. In practice, these criteria on individual investment properties are considered met if a notarised purchase contract exists on the reporting date, even if the transfer of benefits and encumbrances is due to take place in a subsequent period.

Liabilities which are being disposed of together with the planned sale are a component of the disposal group or discontinued operation, and are also disclosed separately.

In accordance with IFRS 5, assets classified as held for sale are measured at the lower of their carrying amount or fair value. Investment property recognised under assets classified as held for sale is measured at fair value in line with IAS 40.

D.12	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

When first included in the statement of financial position, liabilities due to financial institutions are recognised at fair value less the transaction costs directly linked to the loan. After initial recognition, interest- bearing loans are valued at amortised cost using the effective interest rate method. Gains and losses are recognised in the statement of financial position at the time the liabilities are written off as well as during amortisation.

Changes to the terms and conditions, such as the principal and/or interest and date of repayments will result in the recalculation of the carrying amount of the liability at net present value using the originally determined effective interest rate. The difference between this and the previous carrying amount of the liability is recognised through net profit or loss.

If changes to terms and conditions lead to significantly different contractual conditions according to IAS 39.AG 62, the original liability is treated, in accordance with IAS 39.40, as though it were completely repaid. Subsequently, a new liability is then recognised at fair value.

D.13	PENSION PROVISIONS

Pension provisions result from obligations towards employees. The pension scheme in the Group involves both defined contributions and defined benefits.

Obligations arising from defined benefit plans are measured using the projected unit credit method. This method factors in the known pensions and earned credits toward future pension payments on the reporting date, as well as the expected future increases in salaries and pensions. An actuarial valuation is carried out for each measurement date.

The Employers’ Retirement Benefits Act (BetrAVG) forms the regulatory framework in Germany; pension increases are therefore based on the inflation rate. Some commitments have a guaranteed interest rate of 1.0% p.a., in which case no other trend is recognised. TLG IMMOBILIEN bears the actuarial risks such as the longevity risk, the interest risk and the inflation risk. TLG IMMOBILIEN is not exposed to any other plan-specific risks.

Actuarial profit or loss are entered in the statement of financial position completely within the period of their origination and listed separately under other reserves in other comprehensive income. Actuarial gains and losses are not recycled through profit or loss in subsequent periods.

The amount of pension benefits promised under the defined benefit plans is based on the allowable length of service and the agreed pension component.

The interest rate effect contained in the pension expenses is recognised under interest expenses in the consolidated statement of comprehensive income. The service cost is recognised under personnel expenses.

In line with the statutory regulations, TLG IMMOBILIEN pays contributions to statutory pension schemes under defined benefit plans. The ongoing contributions are recognised under personnel expenses as social security contributions. Once the contributions are paid, the Group has no further payment obligations.

D.14	SHARE-BASED PAYMENT

As compensation for work performed, the Management Board and selected managers of the Group receive equity-settled share-based payments, which are entered in the statement of financial position in accordance with IFRS 2.

Using an appropriate valuation model, the costs of equity-settled share-based payments are valued at their fair value at the time they were granted.

Together with a corresponding increase in capital reserves, these costs are recognised in personnel expenses over the earning period.

D.15	OTHER PROVISIONS

Other provisions are formed when the TLG IMMOBILIEN Group is under a legal or constructive obligation resulting from a past event, and the outflow of resources is probable and a reliable estimation of the amount of the obligation is possible. Provisions are discounted to net present value if the time value of money is material. Effects from discounting provisions over time are recognised in interest expenses. The discount rate corresponds to a rate, before taxes, which reflects the current market expectations as well as the risks specific to the debt.

D.16	DERIVATIVE FINANCIAL INSTRUMENTS

In the TLG IMMOBILIEN Group, derivative financial instruments are used to cover interest rate risks from real estate financing. Derivative financial instruments are recognised at fair value. Changes in the fair values of the derivative financial instruments are recognised through net profit or loss, as long as there is no hedging relationship in the sense of IAS 39.

Derivative financial instruments recognised as hedging instruments cover future cash flows which are characterised by uncertainty. The TLG IMMOBILIEN Group is exposed to a risk in connection with the amount of future cash flows, especially with regard to liabilities due to financial institutions with variable interest rates. Therefore, changes to the fair value are broken down into an effective and an ineffective part. Effectiveness is determined using the dollar offset method. The effective part is the part of the measurement gain or loss which represents an effective hedge against the cash flow risk in the statement of financial position. The effective part is recognised directly to equity in other reserves (under other comprehensive income), after accounting for deferred taxes.

The ineffective part of the measurement gains and losses is included in the statement of comprehensive income and recognised under net interest.

The amounts recognised in equity are always recycled through profit or loss if results in connection with the underlying transaction start affecting net profit or loss (recognised in net interest).

If the hedging relationship is terminated prematurely, the amounts recognised in equity are recognised through net profit or loss if results in connection with the existing underlying transaction start affecting net profit or loss. If the underlying transaction ceases to exist, the amounts that are still in other comprehensive income are immediately recognised through net profit or loss.

TLG IMMOBILIEN only hedges against cash flows resulting from future interest payments.

D.17	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the financial instruments are determined on the basis of corresponding market values or valuation methods. For cash and cash equivalents and other current primary financial instruments, the fair values correspond approximately to the carrying amounts on the statement of financial position on the respective reporting date.

With regard to non-current receivables and other assets and liabilities, fair value is determined on the basis of the expected cash flows using the applicable reference interest rates on the reporting date. The fair values of the derivative financial instruments are calculated on the basis of the reference interest rates plus their own risks and the counterparty risk on the accounting date.

For derivative financial instruments to be recognised at their fair value, the fair value is generally calculated using the prices observed on the corresponding market and stock exchanges. If no market or stock exchange prices are available, the fair value is measured using standard valuation methods after considering instrument-specific market parameters. Fair value is calculated using the discounted cash flow method, whereby individual credit ratings and other market conditions are taken into account in the form of conventional liquidity spreads when calculating the present value.

The relevant market prices and interest rates observed on the reporting date—and obtained from recognised external sources—are used as input parameters for the valuation models when calculating the fair value of derivative financial instruments.

D.18	DETERMINATION OF FAIR VALUE

Under IFRS 13, fair value is the price obtained from selling an asset or paid for transferring a liability on the principal market or, where no principal market exists, the most advantageous market. The fair value is to be calculated using measurement parameters as inputs which are as close to the market as possible. The fair value hierarchy categorises the inputs used in valuation techniques into three levels, based on their proximity to the market:

•	Level 1: The (unadjusted) quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date

•	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly (i.e. the price) or indirectly (i.e. derived from the price)

•	Level 3: Measurement parameters based on unobservable inputs for the asset or liability

If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement.

The company checks for transfers between the levels at the end of each financial year. In the 2015 financial year, just as in the previous year, there were no transfers between individual input levels.

The fair value calculation of investment property is categorised under Level 3 of the measurement hierarchy of IFRS 13.86 (measurement on the basis of unobservable input factors). We refer to the explanations on the measurement of investment property in sections D.1 and E.1. See sections D.16 and H.1 in connection with the measurement of derivative financial instruments.

In summary, the fair value hierarchy is as follows:

	Level 2	Level 3
Other non-current financial assets	x
Investment property		x
Liabilities due to financial institutions	x
Derivative financial instruments with negative fair value	x

D.19	RECOGNITION OF INCOME AND EXPENSES

Net operating income from letting activities where the property’s rental agreement or lease is classified as an operating lease is recognised on a straight line basis over the term of the contract. Rental concessions are recognised through profit or loss, under total income from letting activities, over the term of the rental agreement or lease.

Furthermore, the net operating income from letting activities contains income from the recharging of operating costs, in so far as the rechargeable costs and the amount of income can be reliably determined and the services have been rendered.

Net income from the disposal of investment property is recognised once the significant risks and opportunities associated with the property have transferred to the purchaser. The economic transfer of ownership can generally be implied once the essential ownership and operational management rights, as well as the power of disposal, have transferred to the purchaser. Turnover is not realised as long as there are still major performance obligations, yield guarantees or a right to return on the part of the purchaser.

Operating expenses are recognised through profit or loss when the service is rendered or on the date of their accrual.

Interest is recognised as income or expense on an accrual basis.

D.20	GOVERNMENT GRANTS

Government grants are recognised only when there is sufficient certainty that the grant will be received and that the entity will comply with the conditions attached to the grant. The grant is recognised as income over the period necessary to match them with the related costs they are intended to compensate on a systematic basis.

Investment subsidies are grants intended to facilitate the acquisition or creation of an asset. The TLG IMMOBILIEN Group deducts them from the historical cost of the asset. The grants are recognised pro rata by reducing depreciation over the useful life of the asset, provided that the asset is subject to scheduled depreciation.

Ongoing subsidies intended to cover maintenance and expenditure are recognised through profit or loss. They are recognised under other operating income.

The redemption loans and low-interest loans are property loans and are recognised as liabilities due to financial institutions. Both come with advantages over standard loans, such as low interest rates or interest or principal repayment holidays. They are generally recognised at their present value based on the market interest rate when they were taken out. The difference is recognised in a deferral account that is amortised to expenses from the loan repayment on a straight-line basis over the remaining term of the loan.

D.21	CURRENT AND DEFERRED TAXES

Income taxes represent the sum of current and deferred taxes.

Current tax expenses are determined on the basis of the taxable income for the year. The taxable income differs from the net income from the consolidated statement of comprehensive income due to income and expenses which are tax-deductible, untaxable or taxable in later years. The liabilities and provisions of the Group for current taxes are calculated on the basis of the current tax rates.

Deferred taxes are recognised for the differences between the carrying amounts of the assets and liabilities in the consolidated financial statements and the corresponding taxable values as part of the calculation of taxable income. Deferred tax liabilities are generally recognised for all taxable temporary differences; deferred tax assets are recognised in so far as it is likely that taxable gains exist for which the deductible temporary differences can be used. Deferred tax assets also include reductions in tax resulting in subsequent years from the expected use of existing taxable loss carryforwards (or similar items) and whose realisation is ensured with a sufficient degree of certainty. Furthermore, deferred taxes are recognised for outside basis differences if the criteria are met.

Deferred tax liabilities and claims are calculated on the basis of the tax rates (and tax legislation) which are expected to be in force when the liability is settled or the asset is realised. The tax regulations in force on the reporting date, and those passed by the German Bundestag and Bundesrat, are used as a reference. The measurement of deferred tax assets and liabilities reflects the tax consequences which would result from the way the Group expects to settle the liability or realise the asset on the reporting date.

Current or deferred taxes are recognised in profit or loss in the consolidated statement of profit or loss unless they are being recognised in connection with items of other comprehensive income or equity. In such a case, the current and deferred taxes are also recognised in other comprehensive income (OCI) or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if the Group has an enforceable legal claim to offset actual tax refund claims against its actual tax liabilities and if the deferred tax assets and liabilities concern income tax which will be collected by the same tax office and which concerns the same tax subject.

Naturally, the calculation of actual and deferred taxes is subject to certain unknown factors which require estimates and discretionary decisions. New information might become available in future periods which give the Group cause to examine the appropriateness of its judgements and estimates; such a change can affect the amount of tax liabilities and future tax expenses.

D.22	BORROWING COSTS

If qualifying assets exist, borrowing costs are capitalised when they are significant.

D.23	MAJOR ACCOUNTING JUDGEMENTS AND ESTIMATES

The application of accounting and valuation methods requires the management to make judgements and estimates which will influence the carrying amounts of the recognised assets, liabilities, income and expenses, as well as the disclosure of contingent liabilities.

However, the inherent uncertainty of these judgements and estimates could lead to events which will necessitate adjustments to the carrying amounts or disclosure of certain assets and liabilities in the future.

This applies to the following issues in particular:

•

The measurement of investment property: The expected cash flows, the presumed vacancy rate, the discount rate and the capitalisation rate in particular represent significant measurement parameters. Items are measured using the discounted cash flow method, whereby future cash flows are discounted to the reporting date. These estimates contain assumptions as to the future. Given the number of properties in question and their geographical distribution, individual measurement uncertainties generally cancel one another out statistically. The measurements are made by an external valuation expert on the basis of publicly available market data (e.g. property market reports from committees of valuation experts, data published by the institute of housing, property, urban and regional development (InWIS)) as well as on the basis of the extensive knowledge of the TLG IMMOBILIEN Group in each regional sub-market.

Please see section E.1 for more details.

Furthermore, the following general assumptions and estimates are of lesser significance:

•

For assets which are to be disposed of, the company must determine whether they can be sold in their current condition and whether their disposal can be considered highly probable in the sense of IFRS 5. If this is the case, the assets and, if necessary, their related liabilities must be recognised and measured as assets or liabilities classified as held for sale.

•	For properties, the company must determine whether they are to be classed as inventory or investment property, depending on their intended use.

•

Buildings that are being used by the owner or a third party must be recognised as separate assets according to IAS 16 and IAS 40, provided that the area used by the owner or third party is not inconsiderable.

•

The recognition and measurement of pension provisions: The provisions for pensions and similar obligations are determined using actuarial calculations. This calculation is carried out on the basis of assumptions regarding interest rates, mortality tables and future pension increases.

•

The recognition and measurement of other provisions: With regard to recognition and measurement, there is uncertainty regarding future price increases and the amount, date and probability of each provision being required.

•

Whether or not deferred tax assets can be recognised: These are recognised if it is likely that future tax advantages can be realised. The actual amount of taxable income in future financial years and the actual usefulness of deferred tax assets might deviate from expectations as at the date on which the deferred taxes were capitalised.

•

Impairment test of goodwill: An impairment test determines whether or not goodwill is impaired. The recoverable amount required for this is determined by calculating the value in use and/or the fair value. The calculation is based on a number of assumptions, for example regarding growth rates or the discount rate.

•

Share-based payment: According to IFRS 2, costs resulting from the provision of equity instruments to employees must be measured at their fair value as at the date on which they were provided. For the purposes of the estimate, the most suitable estimation method must be determined; this method is partially based on assumptions.

More detailed disclosures on estimates and assumptions can be found in the information on the individual items. All assumptions and estimates are based on the circumstances and judgements on the reporting date.

The estimate regarding future business developments also factorsd in the realistically expected future economic environment in the sectors and regions in which the TLG IMMOBILIEN Group operates. Although the management assumes that the assumptions and estimates it used are reasonable, any unforeseen changes to these assumptions can influence the assets, financial position and earnings of the Group.

D.24	SEGMENT REPORTING

The business activities of TLG IMMOBILIEN revolve around the letting and operational management of its portfolio of commercial real estate. Its business activities also involve the exploitation of market forces by acquiring and disposing of properties in order to optimise its real estate portfolio.

As part of internal reporting, these activities are allocated to the segment of letting and operational management of the company’s real estate portfolio.

Therefore, in line with the criteria of IFRS 8, a single reportable segment which encompasses the operative activities of the Group was identified. Reports on this segment are regularly submitted to the main decision-makers. The main decision-makers only determine the allocation of resources for this one segment and are responsible for monitoring its profitability. The main decision-maker of TLG IMMOBILIEN AG is the Management Board.

Revenue is generated by a large number of tenants. More than 10% of the total revenue was generated by one client. In the 2015 financial year, EUR k 18,483 (previous year EUR k 17,777) of the total revenue was attributable to this client.

E.	NOTES ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

E.1	INVESTMENT PROPERTY

In the 2014 and 2015 financial years, the carrying amount of investment property developed as follows:

in EUR k	2015	2014
Carrying amount as at 01/01	1,489,597	1,414,691

Acquisitions	193,634	43,082
Additions from business combinations	0	50,000
Capitalisation of construction expenses	6,743	12,320
Receipt of grants and subsidies	-3,259	0
Reclassification as assets held for sale	-38,603	-86,635
Reclassification as property, plant and equipment	0	-25
Reclassification from property, plant and equipment	3,506	3,470
Fair value adjustment	87,856	52,694

Carrying amount as at 31/12	1,739,474	1,489,597

The portfolio strategy of TLG IMMOBILIEN stipulates the concentration on the asset classes of retail and office, as well as hotels with long-term leases in certain top inner-city locations, in particular Berlin and Dresden. Although the office property portfolio is to be largely limited to Berlin, Dresden, Leipzig and Rostock, the retail property portfolio—which is characterised by grocery stores—is more widely distributed. Decisions on acquisitions, sales and pending investments are subject to the stated principles of the portfolio strategy.

In line with its growth strategy, in 2015 TLG IMMOBILIEN more than doubled its volume of acquisitions from EUR k 93,082 in the previous year to EUR k 193,634. Following the disposal only of office properties in 2014, 86% of the acquisitions in 2015 were retail properties. In addition to two office properties in Dresden (Ferdinandplatz 1 – 2) and Rostock (Doberaner Strasse 114 – 116/Lohmühlenweg 1, 2), three neighbourhood shopping centres in Berlin (Adlergestell 296, 299 – 305) and the surrounding area (“Bahnhofs-Passage” in Bernau and “Handelscentrum” in Strausberg) and two special retail centres in Rostock (“Südstadt Center” incl. “Kosmos”) and Wismar (“Burgwallcenter”) were added to the portfolio of TLG IMMOBILIEN.

The capitalisation of construction expenses totalling EUR k 6,743 (previous year EUR k 12,320) accounts for 89% of the core portfolio of TLG IMMOBILIEN. The decrease compared to the previous year is due to the decline in project development work.

The EUR k 38,603 (previous year EUR k 86,635) in reclassifications as assets held for sale is due to strategic disposals from the portfolio. Reclassifications from property, plant and equipment totalling EUR k 3,506 (previous year EUR k 3,470) reflect the decrease in lettable area used by TLG IMMOBILIEN so that it can now be rented out.

Encouraged by the consistently positive market developments in 2015, the fair value was significantly adjusted to EUR k 87,856 (previous year EUR k 52,694), relating to around 90% of the core portfolio of TLG IMMOBILIEN, of which 21% is attributable to acquisitions made in 2014 and 2015. The reclassifications as assets held for sale also include all disposals made during the year which are reclassified before being disposed of as assets held for sale.

As at 31 December 2015, the fair values of investment property differed depending on the measurement method as well as by asset class as follows. Prepayments made on these properties are not included here; they are recognised separately on the statement of financial position.

Portfolio overview by asset class

in EUR k	Investment properties	Discount rate			Capitalisation rate
	in EUR k	Min. in %	Max. in %	Average (weighted by gross present value) in %	Min. in %	Max. in %	Average (weighted by net selling price) in %
Investment properties as at 31/12/2015

Valuation method: discounted cash flow (DCF)
Retail properties	867,600	3.50	15.00	5.66	5.25	33.00	7.56
Office properties	597,395	4.00	7.60	4.96	4.00	15.00	6.43
Hotel properties	207,565	4.50	5.00	4.65	6.00	6.25	6.05
Other properties	54,620	4.25	11.00	6.69	4.25	17.50	8.77
Total (DCF method)	1,727,179	3.50	15.00	5.33	4.00	33.00	6.99

Valuation method: liquidation method (LM)
Retail properties	4,540	4.50	5.00	4.52
Office properties	230	7.50	7.50	7.50
Other properties	7,525	4.75	9.50	4.89
Total (liquidation method)	12,295	4.50	9.50	4.80

Total	1,739,474

Effective rent multiplier	13.52

Portfolio overview by asset class

in EUR k	Investment properties	Discount rate			Capitalisation rate
	in EUR k	Min. in %	Max. in %	Average (weighted by gross present value) in %	Min. in %	Max. in %	Average (weighted by net selling price) in %
Investment properties as at 31/12/2014

Valuation method: discounted cash flow (DCF)
Retail properties	663,347	3.75	15.00	6.09	5.50	33.00	8.12
Office properties	547,145	4.00	12.00	5.26	4.00	15.00	6.86
Hotel properties	191,415	4.75	6.00	5.09	6.25	6.50	6.46
Other properties	69,887	3.75	12.00	7.00	4.00	25.00	10.92
Total (DCF method)	1,471,794	3.75	15.00	5.68	4.00	33.00	7.54

Valuation method: liquidation method (LM)
Retail properties	5,740	4.75	4.75	4.75
Office properties	230	7.50	7.50	7.50
Other properties	11,833	5.00	9.50	5.58
Total (liquidation method)	17,803	4.75	9.50	5.34

Total	1,489,597

Effective rent multiplier	12.58

As at 31 December 2015, the fair value of investment properties amounted to a total of EUR k 1,739,474 (previous year EUR k 1,489,597). At EUR k 1,533,381, the properties which were in the portfolio on 1 January as well as 31 December 2015 (base portfolio with no acquisitions or reclassifications from 2015) represented 88.2% of its value as at 31 December 2015.

The 5.0% change in the value of properties which were in the portfolio on 1 January as well as 31 December 2015 (base portfolio) compared to 31 December 2014 is based on positive market developments in Berlin in particular, as well as on a reduction in the EPRA Vacancy Rate and the continuous increase in effective rent. Regarding the strategic 95.9% of the base portfolio (previous year 94.0%), the change in value was 5.1% (previous year 2.0%). Regarding the non-strategic portfolio, the change in value was 3.1% (previous year 8.1%). The positive development of the value of the non-strategic portfolio is due in particular to the development of the value of development land in Dresden and the prolongation of a rental agreement for a commercial property with a single tenant.

No significant changes were made to the measurement methods and models during the reporting period.

The fair value calculation by the independent expert was based on the following rental data on each reporting date:

Portfolio overview by asset class

	Investment properties in EUR k	EPRA Vacancy Rate in %	Average effective rent[1] in EUR/sqm	Proportion of temporary rental agreements in %	WALT temporary rental agreements in years
Investment properties as at 31 December 2015

Valuation method: discounted cash flow (DCF)
Retail properties	867,600	1.4	9.86	97.5	5.9
Office properties	597,395	5.7	9.56	92.9	5.1
Hotel properties	207,565	1.0	14.16	99.0	15.2
Other properties	54,620	6.1	4.51	89.9	8.4
Total (DCF method)	1,727,179	3.0	9.60	95.9	6.7

Valuation method: liquidation method (LM)
Retail properties	4,540	0.0	2.69	100.0	0.9
Office properties	230	0.0		0.0	0.0
Other properties	7,525	0.0	1.54	55.5	0.7
Total (liquidation method)	12,295	0.0	2.48	89.9	0.9

Total	1,739,474	3.0	9.52	95.8	6.7

Investment properties as at 31 December 2014

Valuation method: discounted cash flow (DCF)
Retail properties	663,347	1.1	9.72	97.6	6.9
Office properties	547,145	7.0	9.39	91.9	5.6
Hotel properties	191,415	1.1	13.85	99.3	16.1
Other properties	69,887	10.1	3.49	78.8	5.9
Total (DCF method)	1,471,794	3.9	8.50	94.1	7.4

Valuation method: liquidation method (LM)
Retail properties	5,740	0.0	2.56	100.0	1.5
Office properties	230	0.0	0.00	0.0	—
Other properties	11,833	0.0	2.65	80.2	2.1
Total (liquidation method)	17,803	0.0	2.66	87.9	1.8

Total	1,489,597	3.9	8.41	94.1	7.4

1	Effective rent per sqm of rented space, including owner occupancy by TLG IMMOBILIEN AG as at the reporting date, with no rental agreements starting in the future

As at 31 December 2015, investment property had an average EPRA Vacancy Rate of 3.0% (previous year 3.9%). The future development of the EPRA Vacancy Rate is based on the location and characteristics of each property. With regard to retail and hotel properties, we generally expect the vacancy rates to remain as low as at 31 December 2015. We expect the EPRA Vacancy Rate to decrease for office properties and not to change significantly for miscellaneous properties.

At 9.52 EUR/sqm (previous year 8.41 EUR/sqm), the average effective rent (including owner occupancy by TLG IMMOBILIEN AG) increased by 13.2%, partly due to the disposal of commercial properties with particularly low average rents. The breakdown by dates does not factor in concluded rental agreements which come into effect after the reporting date. The further development of rents was forecast on the basis of individual assumptions in the planning period. Rent from existing rental agreements was distinguished from rent from new rental agreements due to expected fluctuations. In the detailed planning period, the market rent increases at an individually determined rate on an annual basis. Overall, we expect rents in the planning period to increase moderately. At 6.7 years, the WALT (weighted average lease term) is lower than its 7.4 years in the previous year.

As at the reporting date, TLG IMMOBILIEN continues to assume that future fluctuations in fair value will largely not be the result of factors lying within the discretionary power of TLG IMMOBILIEN. Essentially, these include the discount and capitalisation rates used as part of the measurement.

In addition to the calculation of market value, a sensitivity analysis was carried out to model a change in the discount and capitalisation rates. If the discount and capitalisation rates on which the measurement of the properties was based increased or decreased by 0.5 percentage points, the following values would result on 31 December 2015:

Investment properties—sensitivity analysis

in EUR k	Capitalisation rate	Discount rate
		-0.5%	0.0%	+0.5%
31/12/2015
Valuation method: discounted cash flow (DCF)
	-0.5%	1,879,739	1,810,449	1,744,359
	0.0%	1,792,109	1,727,179	1,664,739
	+0.5%	1,718,309	1,656,559	1,597,299
Valuation method: liquidation method (LM)[1]
	0.0%	12,498	12,295	12,103

Total[1]
	-0.5%	1,892,237	1,822,744	1,756,462
	0.0%	1,804,607	1,739,474	1,676,842
	+0.5%	1,730,807	1,668,854	1,609,402

31/12/2014
Valuation method: discounted cash flow (DCF)
	-0.5%	1,592,354	1,534,764	1,479,934
	0.0%	1,525,984	1,471,794	1,419,944
	+0.5%	1,469,524	1,417,454	1,368,024
Valuation method: liquidation method (LM)[1]
	0.0%	18,020	17,803	17,680

Total[1]
	-0.5%	1,610,374	1,552,567	1,497,614
	0.0%	1,544,004	1,489,597	1,437,624
	+0.5%	1,487,544	1,435,257	1,385,704

1	No sensitivity analysis of the capitalisation rate is performed when using the liquidation method

With regard to a change in the other key input parameters and their effect on fair value, the qualitative sensitivities are as follows: An increase in rental income will cause the value of investment property to increase. Likewise, an increase in residual value will cause the value of the properties to increase. An increase in the EPRA Vacancy Rate will cause the property value to decrease.

The following receivables from minimum lease payments are expected in the next few years on the basis of the agreements in effect as at 31 December 2015:

in EUR k	31/12/2015	31/12/2014
Due within 1 year	121,764	110,144
> 1 to 5 years	371,992	345,522
> 5 years	332,248	366,733

Total	826,004	822,399

In the 2015 financial year, contingent rents in the amount of EUR k 139 (previous year EUR k 162) were collected.

The majority of investment property is encumbered with collateral rights for loans. The properties are generally freely disposable. Financed properties are normally secured by mortgages and are the subject of assignments of rights and claims arising from sales contracts. If a property is sold, the finance arrangement is dissolved by means of an unscheduled repayment if necessary.

E.2	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets developed as follows:

in EUR k	Owner- occupied properties	Technical equipment and machinery	Operating and office equipment	Intangible assets	Goodwill	Total
2015
Historical cost
as at 01/01/2015	13,834	4,767	5,611	7,307	1,164	32,683
Additions	115	42	96	195	0	448
Reclassifications (IAS 40)	-3,506	0	0	0	0	-3,506
Disposals	0	3,942	2,088	0	0	6,030
as at 31/12/2015	10,443	867	3,619	7,502	1,164	23,595

Cumulative depreciation and amortisation
as at 01/01/2015	913	4,045	5,114	6,787	0	16,859
Additions	185	126	135	313	0	759
Disposals	0	3,580	1,837	0	0	5,417
as at 31/12/2015	1,098	591	3,412	7,100	0	12,201

Net carrying amount as at 31/12/2015	9,344	276	207	402	1,164	11,394

2014
Historical cost
as at 01/01/2014	17,103	2,728	5,769	7,098	0	32,698
Additions	201	167	114	245	1,164	1,891
Reclassifications (IAS 40)	-3,470	1,944	1	0	0	-1,525
Disposals	0	72	273	36	0	381
as at 31/12/2014	13,834	4,767	5,611	7,307	1,164	32,683

Cumulative depreciation and amortisation
as at 01/01/2014	639	2,023	5,175	6,226	0	14,063
Additions	274	155	210	597	0	1,236
Reclassifications (IAS 40)	0	1,903	0	0	0	1,903
Disposals	0	36	271	36	0	343
as at 31/12/2014	913	4,045	5,114	6,787	0	16,859

Net carrying amount as at 31/12/2014	12,921	723	497	520	1,164	15,824

Due to a decrease in owner-occupied area in 2015, the owner-occupied properties measured according to IAS 16 were reclassified as investment property.

E.3	OTHER FINANCIAL ASSETS

Other financial assets are subdivided as follows:

in EUR k	31/12/2015	31/12/2014
Other loans	2,535	2,475
Restricted bank desposits	545	652
Sundry other financial assets	338	328

Total	3,418	3,456

The bank balances subject to restrictions are primarily cash balances used to cover bank guarantees that have been issued.

Other loans are non-current. The remaining items of other financial assets are current.

E.4	TRADE RECEIVABLES

The following table gives an overview of the Group trade receivables:

in EUR k	31/12/2015	31/12/2014
Trade receivables, gross	15,585	18,201
Allowances	-3,673	-5,650
Trade receivables, net	11,911	12,552
of which from letting activities	3,969	4,167
of which from disposal of properties	7,761	7,019
of which other trade receivables	181	1,365

All trade receivables are current.

For the development of valuation allowances and the collateral received, please see section H.1.

E.5	OTHER RECEIVABLES AND ASSETS

Other receivables and assets can be broken down as follows:

in EUR k	31/12/2015	31/12/2014
Accruals and deferrals	2,609	2,936
Receivables from other taxes	202	95
Prepayments	15	16
Accruals and deferrals from rental incentives granted	9,539	8,432
Receivables from recharged IPO costs	0	9,800
Sundry other assets	3,681	499

Total	16,047	21,778

The accruals and deferrals include negative starting values of interest rate derivative financial instruments which are reversed over the term of the hedging instrument.

The accruals and deferrals from rental incentives essentially comprise rent-free periods and subsidies for original hotel equipment.

The other assets essentially comprise receivables from investment subsidies.

Of the other receivables and assets, EUR k 6,883 (previous year EUR k 13,346) is current; the rest is non-current.

E.6	INVENTORIES

Inventories are subdivided as follows:

in EUR k	31/12/2015	31/12/2014
Land with completed buildings	412	412
Undeveloped land	692	1,065

Total	1,104	1,477

More information on the real estate inventory can be found in the table below:

in EUR k	2015	2014
Real estate inventory recognised as expenses in the reporting period	77	18,799
Real estate inventory with a term of more than 1 year	1,046	1,477

E.7	CASH AND CASH EQUIVALENTS

As at the measurement dates, cash and cash equivalents are represented as follows:

in EUR k	31/12/2015	31/12/2014
Bank balances	183,731	152,590
Cash on hand	5	10

Total of cash and cash equivalents	183,736	152,599

Bank balances are subject to variable interest rates for callable loans. Short-term deposits are made for various time periods of up to three months.

E.8	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

According to IFRS 5, only assets which the company has decided to dispose of by each reporting date, the disposal of which is to be considered highly likely within twelve months of the decision being made and for which active attempts at marketing have been initiated, can be recognised under assets held for sale as at 31 December 2015 as well as in the previous year.

The carrying amount of the assets held for sale and of the related liabilities developed as follows:

in EUR k	2015	2014
Carrying amount as at 01/01	21,991	17,817
Reclassification from investment property	38,603	86,635
Disposal through the sale of land and buildings	-44,682	-82,460

Carrying amount as at 31/12	15,912	21,991

The result from the disposal of assets held for sale is recognised in the statement of comprehensive income under the result from the disposal of investment property.

E.9	EQUITY

As at the reporting date, the subscribed capital of the company was EUR k 67,432 (previous year EUR k 61,302). The share capital is fully paid in. There are no different classes of share.

Following the capital increase in exchange for cash contributions on 17 November 2015, the company’s share capital of EUR k 61,302, divided into 61,302,326 registered ordinary shares with a theoretical par value of EUR 1.00, was increased by EUR k 6,130 to EUR k 67,432 by the issue of 6,130,000.00 no-par bearer shares. The shares issued in November 2015 have a theoretical par value of EUR 1.00 and entitlement to dividends from 1 January 2015.

The capital reserve amounts to EUR k 439,510 (previous year EUR k 343,003). The changes (EUR k 96,507) are essentially due to a contribution of EUR k 95,628 to the capital reserve as part of the capital increase and a contribution of EUR k 1,796 to the capital reserve from share-based payment.

The retained earnings of the Group increased by EUR k 115,295 to EUR k 469,369 (previous year EUR k 354,074). This was due to the net income of EUR k 130,620 attributable to the shareholders of the parent company, as well as the payment of a dividend totalling EUR k 15,326 to the shareholders during the financial year, which corresponds to EUR 0.25 per no-par value share entitled to the dividend.

The accumulated other reserves comprise actuarial gains and losses of EUR k 1,899 (previous year EUR k 1,934) and accumulated fair value adjustments of derivative financial instruments in cash flow hedges of EUR k 9,437 (previous year EUR k 11,050).

The deferred taxes are distributed under accumulated other reserves as follows:

in EUR k	Before deferred taxes	Deferred taxes	After deferred taxes
01/01/2015 – 31/12/2015
Fair value adjustments for interest rate derivatives in cash flow hedges	2,508	-805	1,703
Actuarial gains and losses	50	-15	35

01/01/2014 – 31/12/2014
Fair value adjustments for interest rate derivatives in cash flow hedges	-15,800	4,874	-10,926
Actuarial gains and losses	-1,310	404	-906

E.10	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

Liabilities due to financial institutions have changed due to scheduled and unscheduled repayments and due to refinancing.

Loans were valued at EUR k 46,567 in the 2015 financial year (previous year EUR k 256,214). Due to the cash flow from the IPO in the 2014 financial year, a considerably lower amount of capital was borrowed.

Essentially, two loans loan totalling EUR k 14,919 (previous year EUR k 17,681)—which mature in 2016—and the repayments to be made in 2016 were recognised as payable within one year as at 31 December 2015.

The liabilities were generally secured by the provision of in rem collateral, an assignment of rights arising from rental agreements and the pledging of shareholdings. Generally, the over- whelming majority of the properties in the portfolio serve as collateral.

Liabilities due to financial institutions have the following remaining terms:

in EUR k	31/12/2015	31/12/2014
Due within 1 year	36,011	39,345
Due after more than 1 year	746,677	731,102

E.11	PENSION PROVISIONS

There are pension obligations towards former executives and managing directors who began working for the company between 1991 and 2001.

As at 31 December 2015, EUR k 3,465 of the present value of the performance obligation was attributable to the group of former scheme members and EUR k 4,615 was attributable to the group of pensioners and their surviving dependents. The average term of the commitments to the managing directors is 14.43 years. The company expects payments of EUR k 270 to be made under pension schemes in 2016 (previous year EUR k 256).

The pension provisions for defined benefit plans are calculated on the basis of actuarial assumptions in accordance with IAS 19. The following parameters were applied in the financial years:

in %	2015	2014
Discount rate	2.00	1.80
Rate of pension progression[1]	2.00	2.00

1	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised.

The 2005G mortality tables published by Dr Klaus Heubeck were used for the biometric assumptions.

For the defined benefit plans, the expenses in the financial years are broken down as follows:

in EUR k	2015	2014
Service cost	0	34
Interest expense	146	211

Total	146	245

The present value of the pension obligations developed as follows in the corresponding periods:

in EUR k	2015	2014
Present value of the obligations as at 01/01	8,241	6,931
Current service cost	0	34
Interest expense	146	211
Pension payments rendered by the employer directly	-257	-245
Actuarial gains/losses	-50	1,310

Present value of the obligations as at 31/12	8,080	8,241

The actuarial loss resulting from the adjustment of the discount rate was recognised in other comprehensive income (OCI). Of this amount, a gain/loss of EUR k 183 (previous year EUR k -81) is attributable to adjustments made in the current year based on past experience and a gain/loss of EUR k -233 (previous year EUR k 1,391) is attributable to changes to financial assumptions. Overall, the accumulated other reserves comprise actuarial losses of EUR k 2,747 (previous year EUR k 2,797).

Expenses of EUR k 642 (previous year EUR k 880) for defined contribution plans arose in the current year. These essentially consist of contributions to the statutory pension scheme.

Based on the obligations accounted for on the reporting dates, a change to the individual parameters would have had the following impact on the present value of the obligation if the other assumptions had remained constant.

Sensitivity analysis

	Change to the assumption in %	Increase in the assumption in EUR k	Decrease in the assumption in EUR k
2015
Discount rate	1.00	7,050	9,355
Rate of pension progression[1]	0.50	8,484	7,710

2014
Discount rate	1.00	7,137	9,618
Rate of pension progression[1]	0.50	8,656	7,861

1	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised.

Increases and decreases in the discount rate, pension trends or mortality do not cause the same absolute amount of difference in the calculation of the pension obligations. If several assumptions are changed at once, the total amount does not necessarily have to correspond to the sum of the individual effects resulting from the changes to the assumptions. Furthermore, the sensitivities only reflect a change to the pension obligations for the specific magnitude of each change to the assumptions (e.g. 0.5%). If the magnitude of the change is different to that assumed, this will not necessarily have a linear impact on the amount of the pension provisions.

E.12	OTHER PROVISIONS

The other provisions developed as follows in the financial year:

in EUR k	01/01/2015	Contribution	Utilisation	Release	Other change	31/12/2015
Provisions for litigation risks	5,084	68	-1,634	-1,515	-49	1,953
Sundry other provisions	607	24	-167	-2	0	462

Total	5,691	92	-1,801	-1,517	-49	2,416

In the 2015 financial year, the settlement of legal disputes in connection with the reclaiming of subsidies by a public bank caused a significant reduction in the provisions for litigation risks. The other provisions for litigation risks concern the risks of losing ongoing court proceedings and were formed to match the expected claims.

E.13	DEFERRED TAXES

The deferred tax assets and liabilities result from the following temporary differences and taxable loss carryforwards:

	31/12/2015		31/12/2014
in EUR k	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Investment property and owner-occupied property	0	193,710	2,873	162,197
Property, plant and equipment	478	0	590	0
Intangible assets	41	0	49	0
Other assets	1,948	3,021	2,696	2,805
Pension provisions	1,157	0	1,224	0
Other provisions	0	0	56	12
Financial liabilities	4,888	1,037	5,481	1,196
Other liabilities	1,316	1,327	1,126	774

Total temporary differences	9,827	199,095	14,095	166,983

Loss carryforwards	3,581	0	5,431	0
OBD	0	180	0	0

Total deferred taxes before offsetting	13,408	199,275	19,526	166,983

Offsetting	13,408	13,408	16,520	16,520

Disclosure after offsetting	0	185,867	3,006	150,463

The deferred tax assets and liabilities before offsetting are expected to be realised as follows:

in EUR k	31/12/2015	31/12/2014
Deferred tax assets
realised after more than 12 months	10,915	16,169
realised within 12 months	2,493	3,357

Total of deferred tax assets	13,408	19,526

Deferred tax liabilities
realised after more than 12 months	197,704	165,987
realised within 12 months	1,571	996

Total deferred tax liabilities	199,275	166,983

The sum of temporary differences associated with investments in subsidiaries and interests in joint ventures which will not be reversed in the foreseeable future in the sense of IAS 12.39 and for which no deferred taxes were recognised amounts to EUR k 0 (previous year EUR k 468).

In the financial year, deferred tax liabilities of EUR k 180 were formed for outside basis differences for the first time.

E.14	LIABILITIES

The liabilities are classified as follows:

in EUR k	31/12/2015	31/12/2014
Trade payables	14,926	13,876
Total other liabilities	15,277	13,896
Liabilities to employees	1,791	3,806
Prepayments received	7,270	3,183
Other taxes	1,492	1,364
Investment grants	1,512	1,788
Liabilities to tenants	910	858
Sundry other liabilities	2,302	2,896

Total liabilities	30,203	27,772

The liabilities have the following remaining terms:

in EUR k	31/12/2015	31/12/2014
Up to 1 year	28,967	26,260
1 – 5 years	738	984
More than 5 years	497	528

	30,203	27,772

The significant decrease in liabilities to employees is essentially due to the payment of severance packages.

The prepayments received concern the disposal of properties.

The investment grants comprise received subsidies which are realised pro rata in net profit or loss over the term of the rental agreement. Of the EUR k 1,512 in investment subsidies, EUR k 1,236 is long-term.

Liabilities to tenants include credit differences between the annual invoices for service charges and the excess provisional payments by tenants.

F.	NOTES ON THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

F.1	NET OPERATING INCOME FROM LETTING ACTIVITIES

As expected, in the 2015 financial year income from letting activities increased significantly (by EUR k +13,892), essentially due to the acquisition of new properties.

The development of expenses related to letting activities stands in direct correlation with the revenue and increased slightly.

F.2	RESULT FROM THE REMEASUREMENT/DISPOSAL OF INVESTMENT PROPERTY

The result from the remeasurement of investment property remained positive, due mainly to the persistently favourable market conditions in the 2015 financial year. The change in value was driven primarily by the positive market trends, the falling EPRA Vacancy Rate and the continuous growth in effective rents.

Measurement gains of EUR k 7,159 and disposal proceeds of EUR k 7,972 are attributable to the properties for which a notarised purchase contract was concluded in the financial year. The disposal proceeds are essentially attributable to three properties.

See section E.1 for more details.

F.3	OTHER OPERATING INCOME

Other operating income developed as follows in the reporting periods in 2015 and 2014:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Reversal of provisions/liabilities and valuation allowances	1,306	1,867
Insurance indemnification	1,609	1,737
Income from the disposal of subsidiaries	618	117
TAG/TLG WOHNEN agency contract	30	640
Tenant maintenance contribution	258	503
Subsidies for environmental and contaminated land remediation	69	136
Income from previous years	1,064	431
Income from recharged IPO costs	31	9,800
Sundry other income	850	1,608

Total	5,835	16,839

Other operating income declined as a whole in the 2015 financial year. In the previous year, charging significant IPO-related expenses to the shareholder was one of the key drivers of other operating income.

The subsidies for environmental and contaminated land remediation were provided by national institutions as reimbursements of expenses incurred.

F.4	PERSONNEL EXPENSES

Personnel expenses were as follows in the 2015 and 2014 financial years:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Salaries	7,698	10,199
Social security contributions and pension expenses	1,220	1,879
Bonuses	1,422	1,188
Severance packages	670	496
Share-based payment components under IFRS 2	1,796	3,596

Total	12,807	17,358

The decrease in expenses for salaries and social security contributions was attributable primarily to the decline in the employee headcount in connection with the restructuring measures.

Expenses for share-based remuneration components for employees under IFRS 2 were recognised for the first time in the 2015 financial year. See also section H.10.

F.5	DEPRECIATION, AMORTISATION AND IMPAIRMENTS

Depreciation, amortisation and impairments developed as follows in the financial year and in the comparative period:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Amortisation of intangible assets	313	597
Depreciation of land, land rights and buildings	185	274
Depreciation of technical equipment and machinery	126	155
Depreciation of other equipment and office and operating equipment	135	210

Total	760	1,236

F.6	OTHER OPERATING EXPENSES

Other operating expenses were recognised as follows in the 2015 and 2014 financial years:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Impairments of receivables	665	1,828
Consultancy and audit fees	2,412	10,924
General IT and administrative expenses	1,930	1,729
Ancillary office costs	836	767
Corporate advertising	881	526
Vehicle and travel expenses	443	462
Other taxes	0	279
Other	1,828	1,521
Reversal of provisions/liabilities	-1,174	-2,318

Total	7,820	15,717

The decrease in the impairments of receivables is essentially the result of a lower need to create valuation allowances for rent receivable and receivables from the disposal of properties.

The decrease in consultancy and audit fees is related primarily to the costs of the IPO in the previous year.

The item “Other” essentially comprises losses from impairments of property, plant and equipment, the costs of further training and utilisation costs.

Reversal of provisions/liabilities contains accrued invoices and provisions from the previous year for other expenses which proved to be less costly than anticipated. These predominantly concern a legal dispute regarding the repayment of subsidies by a public financial institution.

F.7	NET INTEREST

Net interest is broken down as follows:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Interest income from bank balances	-128	-353
Interest income late payment penalties and waivers	-190	-227
Other interest income	-125	-40

Total interest and similar income	-443	-620

Interest expenses for interest rate derivatives	4,221	4,025
Interest on loans	17,974	18,035
Interest expense from pension provisions	146	211
Other interest expenses	1,508	2,037

Total interest and similar expenses	23,849	24,308

Net interest expenses	23,406	23,688

F.8	GAIN/LOSS FROM THE REMEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

In the 2015 financial year, there were expenses of EUR k 848 from marking derivative financial instruments to market (previous year EUR k 2,129).

The expenses from fair value adjustments in 2015 are due essentially to partial ineffectiveness in hedges for derivative financial instruments.

The value from the previous year (2014) is primarily the result of interest derivative financial instruments that were reversed in that period.

F.9	INCOME TAXES

The tax expense/income can be broken down as follows:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Current income tax	8,135	1,548
Prior-period income taxes	-4,407	-35,378
Deferred taxes	34,583	65,459

Tax expense/income	38,311	31,629

The expense of EUR k 4,407 recorded in 2015 from income taxes for other periods resulted essentially from the release of a provision that was formed in previous years for an audit that has since been completed, as well as from other effects relating to other periods.

The expected (notional) expenses for income taxes can be reconciled to the income taxes reported in the statement of comprehensive income as follows:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
IFRS earnings before taxes	169,173	120,279

Group tax rate in %	30.70	30.77

Expected income taxes	51,936	37,010

Trade tax add-backs and deductions	409	209
Changes in tax rate in the financial year	-327	0
Deviating tax rates for subsidiaries	-780	-347
Actual taxes in previous years	-4,407	2,516
Deferred taxes for previous years	-8,081	-5,599
Tax-free income	-1,215	-3,003
Non-deductible operating expenses	196	1,091
Other tax effects	579	-248

Effective income taxes in the statement of comprehensive income	38,311	31,629

Effective tax rate in %	22.65	26.30

The tax rate used to calculate the income tax computation is based on the current and—given the current legal situation—future corporate income tax rate of 15.0% (previous year 15.0%) and the solidarity contribution of 5.5% (previous year 5.5%) of the defined corporation tax less any credit. The trade tax multiplier for Berlin and the regions in which TLG IMMOBILIEN has business premises is 425% for the financial year (previous year 427%). Considering the multiplier and the base amount of trade tax of 3.5% (previous year 3.5%), the trade tax rate is therefore 14.875% (previous year 14.945%).

The domestic tax rate on which the calculated deferred taxes and expected (notional) tax expenses of the Group are based was therefore 30.70% in the reporting year (previous year 30.77%).

The deferred tax assets and liabilities before offsetting developed as follows as at the reporting date:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Deferred tax assets at the start of the reporting year	19,526	11,927
Change (in net profit or loss)	-2,292	1,881
Change recognised in equity	-820	5,278
Change due to basis of consolidation	-3,006	441

Deferred tax assets at the end of the reporting year	13,408	19,526

Deferred tax liabilities at the start of the reporting year	166,983	96,519
Change (in net profit or loss)	32,292	67,339
Change due to basis of consolidation	0	3,125

Deferred tax liabilities at the end of the reporting year	199,275	166,983

Deferred tax assets which are recognised directly to equity result from actuarial losses for pension obligations, hedge accounting reserves and the costs of the capital increase transaction.

For more details on deferred taxes, see section E.13.

F.10	EARNINGS PER SHARE

The earnings per share are calculated by dividing the net income/loss for the period attributable to the shareholders by the weighted average number of ordinary shares in circulation within the reporting period.

	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Net income attributable to the shareholders in EUR k	130,620	88,588
Average weighted number of shares issued in thousand[1]	62,041	53,794

Undiluted earnings per share in EUR	2.11	1.65

Potential diluting effect of share-based payment in thousand	58	13
Number of shares with a potential diluting effect in thousand	62,099	53,806

Diluted earnings per share in EUR	2.10	1.65

1	Before the company became an Aktiengesellschaft (stock corporation) on 5 September 2014, it was a limited liability company (GmbH). Therefore, for the purposes of comparison and with all calculations, the number of shares is the number that would have existed if the company had always been an Aktiengesellschaft with the same number of shares. Total number of shares on 31 December 2014: 61.3 million, on 31 December 2015: 67.4 million. Due to the capital increases in October 2014 and November 2015, the average weighted number of shares per year amount to 53.8 million for 2014 and 62.0 million for 2015.

The share-based payments to the Management Board and individual employees has a diluting effect based on the performance already delivered. The number of shares on the reporting date would increase by 58 thousand shares to a total of 62,099 thousand shares. For more information on share-based payment see section H.10 and the compensation report.

G.	DISCLOSURES ON THE CONSOLIDATED CASH FLOW STATEMENT
The consolidated cash flow statement reports the changes in the cash funds recognised in the statement of financial position through cash inflows and outflows in accordance with IAS 7.

In this regard, cash flows are broken down into cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. In line with IAS 7.18(b), cash flows from operating activities are derived from earnings before tax (EBT) using the indirect method. The cash flow from investing activities and cash flow from financing activities are determined based on cash receipts and payments.

The cash funds contain the recognised cash and cash equivalents, therefore also cash in hand and bank balances. Please see section E.7.

As an output of the calculation of the cash flow from operating activities, earnings before tax (EBT) increased significantly compared to the previous year. Overall, the net cash flow from operating activities increased by EUR k 63,381. This is due essentially to special and nonrecurring items worth EUR 50 m in the previous year. In particular, these include the reversal of interest rate derivatives, the costs of the IPO, the repayment of investment subsidies, the settlement of receivables arising from legal disputes and social plan payments. Additionally, in 2015 higher cash inflows from special items totalling around EUR 20 m had an effect, such as the proportional reimbursement of IPO costs by the former shareholder, the reimbursement of income tax by the tax offices and the provision of investment grants; additionally, the net cash flow resulting from the higher income from letting activities had an effect.

The cash flow from investing activities mainly comprises cash investments and disposals of properties. The decrease of EUR k 129,750 is due essentially to further planned reductions in cash inflows from disposals of non-strategic properties in comparison to the previous year, as well as a considerable increase in portfolio properties (2015: EUR k 205,839; previous year EUR k 58,607). TLG IMMOBILIEN generated EUR k 12,804 from the disposal of TLG Gewerbepark Grimma GmbH (EUR k 13,550 less EUR k 746 in disposed cash).

The cash flow from financing activities contains disbursements to repay existing loans (2015: EUR k 34,453; previous year EUR k 109,540). The inflows from new loans decreased significantly in the financial year (2015: EUR k 46,567; previous year EUR k 256,214). Therefore, EUR k 209,647 less in loans was taken out compared to the previous year, due to the adequate levels of cash and cash equivalents resulting from the capital increase in November 2015 and the IPO in 2014. Furthermore, disbursements for the repayment of loans in 2015 were EUR k 75,087 lower, due primarily to the full repayment of the loan liability assumed from the former shareholders in the previous year.

Due to the capital increase which took place in November 2015, TLG IMMOBILIEN AG generated cash of EUR k 100,724 (previous year EUR k 100,000).

In 2015, disbursements to shareholders burdened cash by EUR k 15,326 (previous year EUR k 233,000). Overall, in 2015 the cash flow from financing activities increased by EUR k 83,837 to EUR k 97,511 compared to the previous year.

H.	OTHER INFORMATION

H.1	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

H.1.1	Disclosures relating to financial instruments

Explanation of measurement categories and classes

The following table presents the financial assets and liabilities by measurement category and class. Hedge derivative financial instruments are also accounted for, although they do not belong to any of the measurement categories of IAS 39. Additionally, non-financial liabilities are also presented, even though they are not subject to IFRS 7, to facilitate reconciliation to the statement of financial position:

	Measurement category in accordance with IAS 39
in EUR k	Measurement category in accordance with IAS 39	Carrying amount as at	Nominal value	Amortised cost	Fair value through net profit/loss	No measurement category under IAS 39	No financial instruments under IAS 32	Fair value as at 31/12/2015	Fair value hierarchy level
31/12/2015
Other non-current financial assets	LaR	2,535		2,535				2,535	2
Trade receivables	LaR	11,911		11,911				11,911	2
Other current financial assets	LaR	883		883				883	2
Cash and cash equivalents	LaR	183,736	183,736					183,736	1

Total financial assets		199,065	183,736	15,329	0	0	0	199,065

Liabilities due to financial institutions	FLaC	782,688		782,688				821,465	2
Trade payables	FLaC	14,926		14,926				14,926	2
Derivative financial instruments	N/A	15,668				15,668		15,668	2
Derivative financial instruments	FLHfT	253			253			253	2
Other liabilities	FLaC	15,277			2,779		12,498	15,277	2

Total financial liabilities		828,812	0	797,614	3,032	15,668	12,498	867,589

of which aggregated by IAS 39 measurement categories
Loans and receivables	LaR	199,065	183,736	15,329	0	0	0	199,065
Financial liabilities measured at amortised cost	FLaC	812,891	0	797,614	2,779	0	12,498	851,668
Financial liabilities held for trading	FLHfT	253	0	0	253	0	0	253

	Measurement category in accordance with IAS 39
in EUR k	Measurement category in accordance with IAS 39	Carrying amount as at	Nominal value	Amortised cost	Fair value through net profit/loss	No measurement category under IAS 39	No financial instruments under IAS 32	Fair value as at 31/12/2015	Fair value hierarchy level
31/12/2014
Other non-current financial assets	LaR	2,475		2,475				2,475	2
Trade receivables	LaR	12,552		12,552				12,552	2
Other current financial assets	LaR	981		981				981	2
Cash and cash equivalents	LaR	152,599	152,599					152,599	1

Total financial assets		168,607	152,599	16,008	0	0	0	168,607

Liabilities due to financial institutions	FLaC	770,447		770,447				819,243	2
Trade payables	FLaC	13,876		13,876				13,876	2
Derivative financial instruments	N/A	17,814				17,814		17,814	2
Other liabilities	FLaC	13,896			4,185		9,711	13,896	2

Total financial liabilities		816,033	0	784,323	4,185	17,814	9,711	864,829

of which aggregated by IAS 39 measurement categories
Loans and receivables	LaR	168,607	152,599	16,008	0	0	0	168,607
Financial liabilities measured at amortised cost	FLaC	798,219	0	784,323	4,185	0	9,711	847,015

“Other financial assets” contains a loan which is assigned to the category LaR. These instruments were recognised at amortised cost as no active market price was available and the fair value could not reliably be determined.

The carrying amount of cash and cash equivalents, trade receivables, other financial assets, trade payables and other liabilities corresponds to their fair values as at the reporting date for the most part, as they have short remaining terms.

H.1.2	Net results by measurement category

Under IFRS 7.20(a), the net gains and losses from financial instruments are to be disclosed for every measurement category of IAS 39. This does not include the effects on earnings of derivative financial instruments in hedging relationships as these must be disclosed under other standards and are therefore not attributable to any of the measurement categories of IAS 39.

The net results of financial instruments were as follows, broken down by the various measurement categories of IAS 39:

in EUR k		01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Loans and receivables	LaR	-1,084	-659
Held-for-sale financial assets	AfS	-618	-117
Financial liabilities held for trading (at fair value through profit or loss)	FLHfT	-607	2,960
Financial liabilities measured at amortised cost	FLaC	19,482	20,072

Total		17,173	22,255

The net result of the “Loans and receivables” measurement category comprises net interest from liquid instruments and the reversal of valuation allowances for rent receivable and impairments of rent receivables. The net interest amounts to EUR k 443 (previous year EUR k 620).

The net result of the “Financial assets held for trading” measurement category comprises net interest and expenses for derivative financial instruments (except those designated as hedging instruments) and the results from the measurement of these derivative financial instruments at market value.

The net result of the “Financial liabilities measured at amortised cost” measurement category comprises interest expenses for ongoing debt service and the results from the repayment of loans, which are also recognised under interest expenses.

H.2	PRINCIPLES OF FINANCIAL RISK MANAGEMENT

As part of its business activities, the TLG IMMOBILIEN Group is exposed to a variety of financial risks. In particular, these are the interest rate risk, the liquidity risk and the inherent risk of default in rental agreements and sales. These risks are independent types of risk which are under constant, systematic observation via the existing risk management system. They are assigned to executives in the various fields of the company who are responsible for their identification, monitoring, reporting, management and control. This method ensures a degree of congruence between the nature of the risk and the field of responsibility. A risk manual—which is updated continuously—governs the identification, monitoring, reporting, management and control of these and other corporate risks. Risk management is integrated in the management accounting department at headquarters.

Capital management

Capital management at TLG IMMOBILIEN is intended to secure the financial resources required for the survival of the company as a going concern and ensure its ability to settle its debts as they fall due. Furthermore, the financial policies of the Group are designed to generate income for the shareholders and allow for the annual distribution of a dividend. The Group strives to increase its overall value. This holistic capital management strategy has not changed since the previous year.

As is standard in the sector, capital management is gauged by the loan-to-value ratio. The net loan-to-value ratio is the ratio between net debt and the fair value of investment property. Net debt is determined by subtracting cash and cash equivalents from liabilities due to financial institutions.

In the current financial year, as in previous years, the Group aims to continue securing access to debt at reasonable financing costs whilst not exceeding a reasonable debt ratio.

As at 31 December 2015, the loan-to-value ratio compared to the previous year as follows:

in EUR k	31/12/2015	31/12/2014	Change	Change in %
Investment property (IAS 40)	1,739,474	1,489,597	249,877	16.8
Advance payments on investment property (IAS 40)	14,272	5,912	8,360	141.4
Owner-occupied property (IAS 16)	9,344	12,921	-3,577	-27.7
Non-current assets classified as held for sale (IFRS 5)	15,912	21,991	-6,079	-27.6
Inventory (IAS 2)	1,104	1,477	-373	-25.3

Real estate	1,780,106	1,531,898	248,208	16.2

Liabilities due to financial institutions	782,688	770,447	12,241	1.6
Cash and cash equivalents	183,736	152,599	31,137	20.4
Net debt	598,952	617,848	-18,896	-3.1

Net Loan to Value (Net LTV) in %	33.6	40.3	-6.7 pp

In the table above, the assets classified as held for sale only concern investment property.

The Net LTV in the Group is 33.6% and decreased by -6.7 percentage points compared to the previous year. The capital management goals were achieved in the reporting year.

H.3	DEFAULT RISKS

The risk that a business partner—essentially tenants and purchasers of property—will be unable to meet its contractual payment obligations, thus causing the TLG IMMOBILIEN Group to suffer a loss, is known as the risk of default. Credit checks are carried out in order to control the risks of default.

Default risks exist primarily for trade receivables. The TLG IMMOBILIEN Group does not consider itself exposed to a significant credit risk with any of its contractual partners. The concentration of the credit risk is limited by the broad, heterogeneous customer base. Bad debt risks are minimised by the careful selection of contractual partners supported by professional credit checks. Additionally, standard hedging instruments such as guarantees, fixed charges, suretyships, letters of comfort, deductions and deposits are used. If necessary, valuation allowances are carried out for receivables.

The credit ratings of contractual partners is monitored continuously. If a contractual partner’s credit ratings should deteriorate significantly, the company will endeavour to remove the corresponding items from the statement of financial position as quickly as possible. The company will then not enter into any new items with such contractual partners.

The bank balances of TLG IMMOBILIEN are fully protected against the risk of bank failure by the deposit protection schemes of German banks. TLG IMMOBILIEN regularly checks the banks’ membership in the protection schemes and the cover they provide.

The highest-possible default risk is therefore the carrying amount of the financial assets, not including the value of received securities or other risk-reducing agreements. No guarantees were issued for subsidiaries or associated companies.

The following table shows the financial assets which were impaired on the reporting date:

in EUR k	Carrying amount before allowances	Allowances	Residual carrying amount
31/12/2015
Trade receivables	15,585	-3,673	11,912
Other financial assets	3,477	-59	3,418

Total	19,062	-3,732	15,330

31/12/2014
Trade receivables	18,201	-5,650	12,551
Other financial assets	3,522	-67	3,455

Total	21,723	-5,717	16,006

Collateral exists for the gross trade receivables (essentially rent deposits of approx. EUR 3.0 m (previous year EUR 5.2 m) which can be used to offset outstanding receivables if the legal requirements are met.

The allowances were as follows in the 2015 financial year:

in EUR k	As at 01/01/2015	Contribution	Utilisation	Reversals	Other change	As at 31/12/2015
Trade receivables	5,650	713	-1,374	-1,296	-19	3,673
Other financial assets	67	2	0	-10	0	59

Total	5,717	715	-1,374	-1,306	-19	3,732

The allowances were as follows in the same period in the previous year:

in EUR k	As at 01/01/2014	Contribution	Utilisation	Reversals	Other change	As at 31/12/2014
Trade receivables	7,019	1,467	-971	-1,866	0	5,650
Other financial assets	57	12	-0	-1	0	67

Total	7,076	1,479	-971	-1,867	0	5,717

Additionally, the table below presents the age structure of the financial assets that were past due but not individually impaired as at the reporting date.

in EUR k	Carrying amount	Of which neither impaired nor past due as at the reporting date	Of which past due but not impaired as at the reporting date
			< 90 days	90-180 days	> 180 days
31/12/2015
Trade receivables	11,911	7,799	13	5	23
Other financial assets	3,418	3,360	9	0	38

Total	15,329	11,159	22	5	61

31/12/2014
Trade receivables[1]	12,552	8,803	258	243	904
Other financial assets	3,456	3,394	45	0	0

Total	16,008	12,197	303	243	904

1	The figures from the previous year for the receivables that were neither impaired nor past due as at the reporting date were adjusted.

Neither impaired nor past due receivables are considered to be recoverable.

H.4	OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following financial assets and financial liabilities are subject to offsetting:

Financial assets

in EUR k	31/12/2015	31/12/2014
Trade receivables
Gross amount of financial assets	19,909	16,899
Gross amount of financial liabilities offset in the statement of financial position	-21,631	-17,157

Net amount recognised in the statement of financial position under financial assets	1,076	1,699

Financial liabilities

in EUR k	31/12/2015	31/12/2014
Prepayments received towards operating costs
Gross amount of financial assets	19,909	16,899
Gross amount of financial liabilities offset in the statement of financial position	-21,631	-17,157

Net amount recognised in the statement of financial position under financial assets	-2,797	-1,956

The offsetting concerns the prepayments received from tenants towards the operating costs, which are offset against the corresponding receivables from operating costs per tenant.

H.5	LIQUIDITY RISKS

The risk that a company will be unable to meet its payment obligations on a contractually agreed date is known as the liquidity risk.

The treasury continuously monitors and plans the liquidity requirements of the Group in order to ensure its liquidity. Enough liquid capital to meet the obligations of the Group for a given period of time is always kept available.

Additionally, the Group has a short-term credit line of EUR k 500 which, if necessary, can be utilised. The credit line is unsecured.

The following table contains the contractually agreed (undiscounted) interest payments and repayments of the primary financial liabilities of the TLG IMMOBILIEN Group and the derivative financial instruments of the TLG IMMOBILIEN Group with a negative fair value. The maturities are based on the contractually defined fixed interest rates of the financial debt.

in EUR k	Carrying amount	Maturities
		< 1 year	1–5 years	> 5 years
31/12/2015
Liabilities due to financial institutions	782,688	48,460	532,517	278,807
Derivative financial instruments	15,921	4,753	11,254	151
Trade payables	14,926	14,926	0	0
Other liabilities	15,277	14,041	738	497

Total	828,812	82,181	544,509	279,455

31/12/2014
Liabilities due to financial institutions	770,447	57,103	313,449	496,959
Derivative financial instruments	17,814	4,023	12,156	2,012
Trade payables	13,876	13,876	0	0
Other liabilities	13,896	12,384	984	528

Total	816,033	87,386	326,590	499,499

All instruments for which payments were contractually agreed as at the reporting date have been included. Planned figures for new liabilities in the future are not included. The variable interest payments from financial instruments are determined on the basis of the last specific interest rates before the reporting date. Financial liabilities that can be repaid at any time are always allocated to the earliest repayment date.

Around 99.62% of the financial liabilities have fixed interest rates or are safeguarded by interest rate hedges (previous year around 99.48%). The average interest rate is around 2.91% (previous year around 2.95%). The future prolongation structure on the basis of the current residual debt is as follows:

in EUR k	Carrying amount	Nominal value	2016	2017 – 2020	> 2020
Prolongation structure 2015	782,688	786,067	36,166	480,583	269,317
Prolongation structure 2014	770,447	774,335	39,345	304,779	430,211

Some financing contracts provide for financial covenants (essentially the Group’s equity ratio, LTV, interest coverage ratio and debt service coverage ratio) whereby the bank can exercise its right of termination without notice if the covenants are not adhered to. The company covers the risk of a breached covenant by regularly inspecting the covenants and, if necessary, taking steps to adhere to the covenants. A breached covenant can also be remedied by means of unscheduled repayments, for example. No covenants were breached in 2015. No breaches of covenant are foreseeable in the future.

H.6	MARKET RISKS

Changes in interest rates can result in higher financing costs. The company accounts for this interest rate risk by creating interest rate hedges for loans with variable interest rates and by concluding agreements with fixed interest rates and terms spanning a number of years. The interest rate hedges include interest rate derivatives such as interest rate swaps and caps. The use of such interest rate derivatives is governed by guidelines. Under the guidelines, derivatives are only used for the purposes of hedging and never for trading. In general, there is a hedge for every loan with a variable interest rate.

The TLG IMMOBILIEN Group is not exposed to any foreign exchange risks as its major transactions are carried out in euros.

As at 31 December 2015, the portfolio contained the following derivative financial instruments; the maturity periods are as at the reporting date.

Derivate financial instruments

	2015
in EUR k	Fair value	< 1 year
Derivative financial instruments held for trading	0	0
of which caps	0	0
Derivative financial instruments held for trading	253	0
of which interest rate swaps	253	0
of which collars	0	0
Derivative financial instruments in hedging relationship	15,668	0
of which interest rate swaps	15,668	0

As at 31 December 2014 the portfolio contained the following derivative financial instruments:

	2014
in EUR k	Fair value	< 1 year
Derivative financial instruments held for trading	0	0
of which caps	0	0
Derivative financial instruments held for trading	0	0
of which interest rate swaps	0	0
of which collars	0	0
Derivative financial instruments in hedging relationship	17,814	0
of which interest rate swaps	17,814	0

The derivative financial instruments are used as hedging instruments under IAS 39 if they meet the hedge accounting criteria. The cash flows from the underlying transactions—which are covered by cash flow hedge accounting—will arise from 2016 to 2024 and affect the statement of comprehensive income.

In 2015, ineffectiveness of EUR k 583 was recognised in the statement of comprehensive income as part of accounting for hedging relationships. The ineffectiveness was caused by the remeasurement of derivative financial instruments according to IFRS 13.

The following table shows the amount recognised directly in other comprehensive income during the reporting period. This corresponds to the effective part of the change in the fair value of the hedging instrument.

in EUR k	2015	2014
Opening balance as at 01/01	-15,980	-180
Recognition in accumulated other comprehensive income in the reporting period	-1,685	-18,448
Reclassified to profit or loss	4,193	2,648

Closing balance as at 31/12	-13,472	-15,980

H.7	SENSITIVITIES

Under IFRS 7, interest rate risks are presented using sensitivity analyses. These analyses determine the impact of a change in market interest rates on the net interest and expenses, trading profit or losses, and on the equity on the reporting date.

The sensitivity analysis also factors in the impacts on equity and the statement of comprehensive income of TLG IMMOBILIEN that would result from a simultaneous fluctuation in the euro yield curve by +/- 50 basis points (previous year +/- 100 basis points). If the yield curve were to decline by 50 basis points, the interest rate would fall to 0.0% at the lowest, provided that this has been contractually agreed. The cash flow effects from fluctuations in the yield curve merely concern the interest income and expenses for the next reporting period.

Based on the financial instruments held or issued by TLG IMMOBILIEN as at the reporting date, a hypothetical change—quantified by sensitivity analyses—in the interest rates on which each instrument was based on the reporting date would have had the following effects (before taxes).

Derivative financial instruments

	Effect on OCI		Effects on income
in EUR k	+50 BP	-50 BP	+50 BP	-50 BP
31/12/2015
Financial liabilities	0	0	-1,784	1,139
Interest rate derivatives	7,453	-7,723	501	-516

	+100 BP	-100 BP	+100 BP	-100 BP
31/12/2014
Financial liabilities	0	0	-3,660	285
Interest rate derivatives	19,061	-20,614	48	0

H.8	NUMBER OF EMPLOYEES

On 31 December 2015, 122 staff were employed by the Group (31 December 2014: 145).

	31/12/2015	Average number of employees in 2015	31/12/2014	Average number of employees in 2014
Permanent employees	116	114	136	152
Temporary employees	6	6	9	9

Total	122	120	145	161

As in the previous year, full-time equivalents are not reported separately due to the low proportion of part-time employees.

H.9	TOTAL AUDITOR’S FEE

The following fees have been recognised as expenses for the services rendered by the auditor of the consolidated financial statements in the financial year:

in EUR k	2015	2014
Audit services	185	247
Other assurance services	22	924
Other services	3	606

Total fee	210	1,777

Other assurance services essentially comprise the sending of comfort letters in connection with the offer of shares and the admission of the shares to the regulated market (Prime Standard) of the Frankfurt Stock Exchange.

Other services essentially comprise the cost of liability insurance related to comfort letters and plausibility checks of FFO forecasts.

H.10	IFRS 2 PROGRAMMES

H.10.1	Long-term incentive plan (LTIP) with current shareholders

On 11 April 2014, the Management Board of TLG IMMOBILIEN AG entered into a bilateral bonus agreement with the direct shareholders of the company. Under the agreement, the beneficiaries will participate in any future realised appreciation in the value of the company in the form of a cash bonus payment.

The amount of the bonus to be paid will be determined on the basis of a reference value which is designed to reflect the appreciation of shareholders’ invested equity over the term of their investment. The reference value is determined as the total of distributions to the shareholders less contributions made by the shareholders into the investment. The bonus payment is based on a percentage of the reference value, linked to a 0.4% cap.

The bonus payment by the shareholders will be due if a number of requirements are met cumulatively:

•

Occurrence of an exit or partial exit event: neither the direct shareholders nor their associates continue to hold a direct or indirect interest in TLG IMMOBILIEN AG or the amount of their interest falls below the total of their current interest.

•	Distributions must exceed investments paid by the shareholders by more than 50%.

•	At the (partial) exit date, the members of the Management Board of TLG IMMOBILIEN AG must continue to be regularly employed by the company.

The incentive programme stipulates a direct payment from the shareholders to the Management Board. The TLG IMMOBILIEN Group is not obliged to make these payments. This bonus programme is therefore accounted for as share-based payments granted to the Management Board of TLG IMMOBILIEN AG in accordance with IFRS 2. This is offset by an additional contribution by the shareholders to the capital reserve.

As part of the IPO of TLG IMMOBILIEN AG, in September 2014 the previous long-term incentive contracts of the management dated April 2014 were rescinded and replaced by new contracts for the Management Board.

The new LTI contracts also provide for a scale in the sense of partial exit(s) and a final exit. Therefore, in 2014 the successful partial exit (IPO) resulted in a fixed payment of EUR k 1,050 and the transfer of company shares with a market value of EUR k 300 per member of the Management Board.

Following the completed exit (including several partial exits), company shares with a market value of EUR k 1,163 were transferred to each member of the Management Board. Similar to the original bonus agreement, the exit bonus agreement is to be recognised as an equity- settled share-based payment.

These contracts did not affect the liquidity of TLG IMMOBILIEN. Likewise, the regulations of IFRS 2 have led to a recognition of expenses which differs in terms of both date and amount.

The scheme came to an end with the final transfer in July 2015.

H.10.2	Share-based payments to employees

In the 2015 financial year, expenses for a share-based payment component for certain employees were recognised for the first time under IFRS. The grant date fair value of the schemes launched in the first and final quarter of 2015 is EUR k 188.

With regard to its targets and payment criteria, this remuneration component shares its structure with the long-term incentive scheme for the Management Board, which is described below.

H.10.3	LTI management board contracts

The new employment contracts for the members of the Management Board which were concluded in late September 2014 include a long-term incentive programme for each financial year from 2015 to 2018 (hereinafter referred to as the LTI tranche). An LTI tranche covers a four-year period. Attainment of the defined objectives is determined at the end of the fourth year by means of a comparison between current progress and the target.

The amount of LTI remuneration is contingent on the completion of certain objectives. In this regard, the major objectives are the improvement of the net asset value and the TLG IMMOBILIEN share price compared to the relevant EPRA Europe index.

The service contracts with the members of the Management Board cannot be terminated prematurely. The contract will end if a member of the Management Board becomes permanently unable to work during the term of the contract. The member of the Management Board will receive 100% of his/her LTI if he/she was actively employed during the calendar year in which the evaluation of the objectives commenced. If the member of the Management Board was not employed for the full calendar year, the LTI shall be disbursed at a proportional rate.

The programme contains an option as to the type of settlement for the company and is treated as a share-based payment settled in equity instruments in accordance with IFRS 2.

Based on the estimations of the Management Board as to the completion of performance hurdles, personnel expenses of EUR k 618 were recognised for the LTI as at 31 December 2015 (previous year EUR k 158).

The fair value on the settlement date was EUR k 2,465. A goal-achievement rate of 123% was assumed. For more information on the Management Board contracts, see the disclosures in the compensation report.

H.11	RELATED COMPANIES AND PARTIES

Related companies and parties are defined as companies and persons which have the ability to control or exercise significant influence over the TLG IMMOBILIEN Group, or which the TLG IMMOBILIEN Group controls or exercises significant influence over.

Accordingly, the members and close relatives of the Management and Supervisory Boards of TLG IMMOBILIEN AG are considered related parties and companies, as are members of management who exercise key executive functions, and the TLG IMMOBILIEN Group’s subsidiaries, associates and joint ventures.

Related companies

In the first quarter of 2015, according to the voting rights notification the percentage of voting rights held by LSREF II East AcquiCo S.à r.l., Luxembourg, (East AcquiCo) in TLG IMMOBILIEN decreased to 18.48% (31/12/2014: 42.95%). East AcquiCo sold its entire shareholding in July 2015. Therefore, East AcquiCo and its related companies and parties are no longer related companies or parties of TLG IMMOBILIEN AG in the sense of IAS 24.

The following table shows the receivables and liabilities on the reporting date, as well as the income and expenses of the financial year in connection with related companies:

in EUR k	2015	2014
Statement of financial position and statement of comprehensive income
Receivables from other related companies	0	85,000
Receivables from recharged IPO costs	0	9,800
Income from recharged IPO costs	0	9,800
Expenses for transactions with other related companies (guarantee commissions)	0	230
Interest income from other related companies	0	17

In the previous year, receivables from related companies concerned short-term bank balances at IKB Deutsche Industriebank AG.

Related parties

The composition of the Management Board has not changed since 31 December 2014.

The composition of the Supervisory Board has changed, however. Mr Axel Salzmann resigned from his position on the Supervisory Board of TLG IMMOBILIEN AG on 25 June 2015. Mr Helmut Ullrich was appointed to the Supervisory Board, effective from 23 July 2015.

The remuneration paid by TLG IMMOBILIEN AG to the members of the Management Board was as follows in the 2015 financial year:

in EUR k	2015	2014
Fixed remuneration	600	600
Fringe benefits	107	98

Subtotal of fixed remuneration	707	698

Short-term variable remuneration (STI)	400	300
Long-term variable remuneration (LTI)	0	2,464

Subtotal of variable remuneration	400	2,764

Total remuneration	1,107	3,462

See the compensation report, which is part of the report on the position of the company and the Group, for more disclosures on the remuneration of the Management Board.

Remuneration paid to former members of the management totalled EUR 0.2 m in 2015 (previous year EUR 0.2 m). In 2015, EUR 2.8 m was placed into provisions for pension obligations to former members of the management (previous year EUR 2.8 m).

In line with the Articles of Association, all Supervisory Board remuneration is payable at the end of each financial year. The remuneration paid pro rata to the members of the Supervisory Board for the 2015 financial year totalled EUR 0.3 m (previous year EUR 0.1 m).

In summary, this resulted in the following recognised expenses for the remuneration of the Management and Supervisory Boards in line with IAS 24.17:

in EUR k	2015	2014
Benefits due in the short term	1,406	900
Other benefits due in the long term	107	98
Share-based payments	1,575	3,596

Total	3,088	4,594

H.12	CONTINGENT LIABILITIES

Contingent liabilities for items for which the Group has issued guarantees to various contractual partners are as follows:

in EUR k	31/12/2015	31/12/2014
Land charges	781,522	796,221

	781,522	796,221

H.13	OTHER FINANCIAL OBLIGATIONS

As at the reporting date, the other financial obligations of the Group consisted of EUR k 1,138 (previous year EUR k 630) in future payments (net) resulting from operating leases and a purchase commitment of EUR k 102,997 (previous year EUR k 54,253) for investment property and property, plant and equipment.

The company has diverse service contracts for IT services, building cleaning, reception staff and security services, as well as vehicle rental contracts for its fleet of vehicles. Additionally, rental agreements on the leasing of space for archiving purposes were concluded in 2015. These operating leases serve the company’s ongoing business operations and are advantageous in that they avoid the need for high capital expenditure and the corresponding outflow of cash. No risks are discerned with regard to the operating leases.

The obligations from future minimum lease instalments resulting from non-cancellable operating leases fall due as follows:

in EUR k	31/12/2015	31/12/2014
Due within 1 year	131	131
Due in up to 2 years	77	58
Due in up to 3 years	35	5
Due in up to 4 years	35	0

Total	278	194

There are also future payment obligations of EUR k 675 (previous year EUR k 297) from service contracts and payment obligations of EUR k 185 (previous year EUR k 139) from rental agreements.

The expenses for minimum lease instalments in the 2015 financial year totalled EUR k 213 (previous year EUR k 216).

H.14	LIST OF SHAREHOLDINGS

As at 31 December 2015, TLG IMMOBILIEN AG holds interests in the following fully consolidated companies:

Name and registered offices of the company	Shareholding in %	Equity on 31/12/2015 in EUR k	Results of the 2015 financial year in EUR k
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100	27,799	224
TLG Vermögensverwaltungs GmbH, i.L. Berlin	100	76	-11
TLG FAB S.à r.l., Luxembourg	94.9	32,602	1,827

Compared to the previous year, two companies were removed from the portfolio of fully consolidated companies. For more information see sections C.2 and C.3.

This was due to incomplete financial statements. The equity and net income are based on commercial accounting or accounting under the laws of the country in which each company is based.

The portfolio of fully consolidated companies was as follows on 31 December 2014:

Name and registered offices of the company	Shareholding in %	Equity on 31/12/2014 in EUR k	Results of the 2014 financial year in EUR k
TLG Gewerbepark Grimma GmbH, Grimma	100	12,545	1,297
TLG Vermögensverwaltungs GmbH, i.L., Berlin	100	24	3
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100	27,783	1,355
Verwaltungsgesellschaft an der Frauenkirche mbH, i.L. Dresden	100	87	-4
TLG FAB S.à r.l.	95	30,775	-1,525

H.15	DECLARATION OF COMPLIANCE UNDER § 161 OF THE GERMAN STOCK CORPORATION ACT (AKTG)

The Management and Supervisory Boards have fulfilled the recommendations of the German Corporate Governance Code as set out in the report on the position of the company and the Group. The declaration of compliance shall be made available to the shareholders when the annual report for 2015 is published in the Investor Relations section of the company’s website www.tlg.eu.

Berlin, 11 March 2016

Peter Finkbeiner	Niclas Karoff
Member of the Management Board	Member of the Management Board

The following English-language translation of the German-language audit opinion (Bestätigungsvermerk) refers to the consolidated financial statements of TLG IMMOBILIEN AG, Berlin, prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) as well as the combined management report of the company and the group, prepared on the basis of German commercial law (HGB) as of and for the fiscal year ended December 31, 2015 as a whole and not solely to the consolidated financial statements presented in this Prospectus on the preceding pages. The combined management report of the company and the group is not part of this Prospectus.

AUDIT OPINION

We have audited the consolidated financial statements prepared by TLG IMMOBILIEN AG, Berlin, comprising the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity, and the notes to the consolidated financial statements, together with the combined management report of the company and the group for the fiscal year from 1 January to 31 December 2015. The preparation of the consolidated financial statements and the combined management report of the company and the group in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) is the responsibility of the company’s management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report of the company and the group based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB (“Handelsgesetzbuch”: German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report of the company and the group are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report of the company and the group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report of the company and the group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The combined management report of the company and the group is consistent with the consolidated financial statements and as a whole provides a suitable view of the group’s position and suitably presents the opportunities and risks of future development.

Berlin, 11 March 2016

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Kreninger	Pilawa
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Consolidated Financial Statements of

TLG IMMOBILIEN AG

as of and for the year ended December 31, 2014

(prepared in accordance with IFRS)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period from 1 January to 31 December 2014

in EUR k	Reference	2014	2013
Net operating income from letting activities	F.1	100,263	106,250
Income from letting activities		136,733	141,326
a) Rental income		114,776	118,321
b) Income from recharged operating costs		20,552	21,637
c) Income from other goods and services		1,405	1,368
Expenses related to letting activities		36,469	35,076
d) Expenses from operating costs		27,051	27,638
e) Maintenance expenses		5,235	5,052
f) Other services		4,183	2,386
Result from the remeasurement of investment property	F.2	52,694	72,237
Result from the disposal of investment property		3,291	494
Result from the disposal of real estate inventory		7,320	7,777
a) Proceeds from the disposal of real estate inventory		26,119	21,391
b) Carrying amount of real estate inventory disposed		18,799	13,614
Other operating income	F.3	16,839	18,687
Personnel expenses	F.4	17,358	23,394
Depreciation and amortisation	F.5	1,236	1,461
Other operating expenses	F.6	15,717	7,812

Earnings before interest and taxes (EBIT)		146,096	172,778

Income from joint ventures		0	2,134
Financial income	F.7	620	652
Financial expenses	F.7	24,308	36,039
Gain (-)/loss from the remeasurement of derivative financial instruments	F.8	2,129	-6,899

Earnings before taxes (EBT)		120,279	146,423

Income taxes	F.9	31,629	47,291

Net income		88,650	99,132

Other comprehensive income (OCI)	E.9
thereof will not be reclassified to profit or loss
Actuarial gains/losses		-906	-23
thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes		-10,926	-124

Total comprehensive income for the year		76,818	98,985

Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests		62	0
To the shareholders of the parent company		88,588	99,132
Of the total comprehensive income for the year, the following is attributable to:
Non-controlling interests		62	0
To the shareholders of the parent company		76,756	98,985
Earnings per share	F.10
Undiluted in EUR		1.65	1.91
Diluted in EUR		1.65	0

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2014

Assets

in EUR k	Reference	31/12/2014	31/12/2013
A) Non-current assets		1,525,246	1,448,127
Investment property	E.1	1,489,597	1,414,691
Advance payments on investment property	E.1	5,912	2,707
Property, plant and equipment	E.2	14,140	17,762
Intangible assets	E.2	1,684	872
Other non-current financial assets	E.3	2,475	124
Other assets	E.5	8,432	8,423
Deferred tax assets	E.13	3,006	3,548

B) Current assets		212,754	187,567
Inventories	E.6	1,477	13,385
Trade receivables	E.4	12,552	11,567
Receivables from income taxes	E.13	9,808	194
Derivative financial instruments	H.1	0	15
Other current financial assets	E.3	981	4,953
Other receivables and assets	E.5	13,346	707
Cash and cash equivalents	E.7	152,599	138,930
Non-current assets classified as held for sale	E.8	21,991	17,817

Total assets		1,738,000	1,635,694

Equity and Liabilities

in EUR k	Reference	31/12/2014	31/12/2013
A) Equity	E.9	747,964	801,036
Subscribed capital		61,302	52,000
Capital reserves		343,003	410,249
Retained earnings		354,074	339,939
Other reserves		-12,984	-1,152
Equity attributable to the shareholders of the parent company		745,395	801,036
Non-controlling interests		2,569	—

B) Liabilities		990,036	834,659
I.) Non-current liabilities		909,132	630,244
Non-current liabilities due to financial institutions	E.10	731,102	513,002
Pension provisions	E.11	8,241	6,931
Non-current derivative financial instruments	H.1	17,814	18,788
Other non-current liabilities	E.14	1,512	3,384
Deferred tax liabilities	E.13	150,463	88,140
II.) Current liabilities		80,904	204,414
Current liabilities due to financial institutions	E.10	39,345	113,225
Trade payables	E.14	13,876	14,573
Other current provisions	E.12	5,691	16,193
Tax liabilities	E.13	9,607	44,287
Other current liabilities	E.14	12,384	16,136

Total equity and liabilities		1,738,000	1,635,694

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 31 December 2014

in EUR k	Reference	1/1/2014 – 31/12/2014	1/1/2013 – 31/12/2013
1. Cash flow from operating activities
Earnings before taxes		120,279	146,423
Non-cash income and expenses
Result from the remeasurement of investment property	F.2	-52,694	-72,237
Depreciation and amortisation	E.2	1,236	1,461
Result from the remeasurement of derivative financial instruments	F.8	2,128	-6,899
Other non-cash income and expenses		-544	2
Results of joint ventures		—	-2,134
Financial income	F.7	-620	-652

Financial expenses	F.7	24,308	36,039

Changes in net working capital
Increase/decrease (–) in provisions	E.12	-8,908	-5,959
Gain (–)/loss from disposal of property, plant and equipment and intangible assets		-3,537	144
Increase (–)/decrease in inventories	E.6	10,303	8,875
Increase (–)/decrease in trade receivables and other assets	E.4/5	-8,130	4,463
Increase (–)/decrease in trade payables and other liabilities	E.14	-7,644	-33,447

Cash flow from operating activities		76,177	76,079

Operative cash flow
Interest received		561	650
Interest paid		-47,196	-57,019
Income tax paid		-9,009	-5,871

Net cash flow from operating activities		20,533	13,839

2. Cash flow from investing activities
Cash received from disposals of investment property		85,751	191,651
Cash received from disposals of property, plant and equipment		—	20
Cash paid for acquisitions of investment property		-58,607	-41,496
Cash paid for acquisitions of property, plant and equipment		-482	-304
Cash paid for investments in intangible assets		-245	-193
Cash paid/received in connection with the acquisition of shares in consolidated companies (net cash flow)		-47,055	—
Cash received from disposals of joint ventures		100	71,214

Cash flow from investing activities		-20,538	220,892

3. Cash flow from financing activities
Cash received from equity contributions	E.9	100,000	20,493
Cash distributions to shareholders	E.9	-233,000	—
Cash received from bank loans	E.10	256,214	252,511
Repayments of bank loans		-109,540	-429,333

Cash flow from financing activities		13,674	-156,328

4. Cash and cash equivalents at end of period
Change in cash and cash equivalents (subtotal of 1 to 3)		13,669	78,403
Cash and cash equivalents at beginning of period		138,930	60,527

Cash and cash equivalents at end of period		152,599	138,930

5. Composition of cash and cash equivalents
Cash		152,599	138,930

Cash and cash equivalents at end of period		152,599	138,930

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period from 1 January to 31 December 2014

in EUR k	Reference	Subscribed capital	Capital reserves	Retained earnings	Other reserves		Non-controlling interests	Equity
					Reserve hedge accounting	Actuarial gains and losses
1/1/2013		52,000	151,461	804,278	—	-1,005	—	1,006,734

Net income		—	—	99,132	—	—	—	99,132
Other comprehensive income (OCI)		—	—	—	-124	-23	—	-147

Total comprehensive income for the year		—	—	99,132	-124	-23	—	98,985

Withdrawals from capital reserves		—	-199,776	199,776	—	—	—	—
Distributions to shareholders		—	—	-325,177	—	—	—	-325,177
Additional contributions to capital reserves		—	20,493	—	—	—	—	20,493
Release of special reserve, Art. 27(2) DMBilG		—	—	-438,071	—	—	—	-438,071
Contributions to capital reserves		—	438,071	—	—	—	—	438,071

		—	258,787	-464,339	-124	-23	—	-205,699

31/12/2013		52,000	410,248	339,939	-124	-1,028	—	801,035

Net income		—	—	88,588	—	—	62	88,650
Other comprehensive income (OCI)	E.9	—	—	—	-10,926	-906	—	-11,832

Total comprehensive income for the year		—	—	88,588	-10,926	-906	62	76,818

Changes in scope of consolidation		—	—	—	—	—	2,507	2,507
Withdrawals from capital reserves		—	—	—	—	—	—	—
Distributions to shareholders	E.9	—	-158,546	-74,453	—	—	—	-232,999
Share capital increase	E.9	9,302	90,698	—	—	—	—	100,000
Transaction costs relating to the share capital increase, after taxes	E.9	—	-2,993	—	—	—	—	-2,993
Capital contribution in connection with share based remunaration	E.9, H.4	—	3,596	—	—	—	—	3,596

		9,302	-67,245	14,135	-10,926	-906	2,569	-53,071

31/12/2014		61,302	343,003	354,074	-11,050	-1,934	2,569	747,964

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A.	GENERAL INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG

1.	INFORMATION ON THE COMPANY

TLG IMMOBILIEN AG is, together with its subsidiaries (the TLG IMMOBILIEN Group), among the largest commercial real estate companies in Berlin and East Germany. The main activities of the Group are the conclusion of real estate transactions and any type of related business, especially the operational management, letting, construction, conversion, acquisition and sale of commercial real estate in the broader sense, especially offices, retail properties and hotel properties, the development of real estate projects and the provision of services in connection with these corporate activities, either itself or through companies in which the company holds a stake.

The financial statements of TLG IMMOBILIEN AG, Berlin, (hereinafter referred to as TLG IMMOBILIEN or the parent company) a German public limited company based in 10117 Berlin, Hausvogteiplatz 12, registered in the Berlin commercial register under HRB 161314 B, and its fully consolidated subsidiaries form the basis for the consolidated financial statements for the 2014 financial year. The consolidated financial statements were prepared by the Management Board as at 19 March 2015. The Supervisory Board is expected to approve the consolidated financial statements in its meeting on 29 April 2015.

Due to the relative sizes of the Group companies, the consolidated financial statements are significantly influenced by the parent company.

With the notarised resolution of transformation and entry into the commercial register in September 2014, the change in legal form from TLG IMMOBILIEN GmbH to TLG IMMOBILIEN Aktiengesellschaft (AG) was passed by the shareholders of TLG IMMOBILIEN GmbH, LSREF II East AcquiCo S.à r.l. and Delpheast Beteiligungs GmbH und Co. KG.

On 24 October 2014, the shares of TLG IMMOBILIEN were first listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange. Following this IPO, the previous shareholders disposed of the majority of their shares in the parent company.

2.	PRINCIPLES OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with § 315a of the German Commercial Code (HGB), considering the supplementary regulations of German commercial law, and in conjunction with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB), as adopted by the European Union.

The consolidated financial statements comprise the consolidated statement of financial position, the statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement and the notes. The various items are explained in the notes.

The consolidated financial statements have been prepared in euros.

Unless otherwise stated, all amounts are rounded to thousands of euros (EUR k). Due to rounding, the figures reported in tables and references may deviate from their exact values as calculated.

The financial year of TLG IMMOBILIEN AG and its subsidiaries corresponds to the calendar year. The financial statements of the subsidiaries are included in the consolidated financial statements by means of standardised accounting and valuation methods and prepared on the same reporting date as the financial statements of the parent company.

The consolidated financial statements were prepared on the basis of reporting assets and liabilities at their amortised cost. This does not include investment property, securities held for sale and derivative financial instruments reported at their fair value on the reporting date.

The consolidated financial statements and Group management report are published in the electronic version of the Federal Gazette.

B.	NEW ACCOUNTING STANDARDS

1.	PUBLISHED AND MANDATORY INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND INTERPRETATIONS (IFRIC)

The following International Financial Reporting Standards were applied for the first time in the 2014 financial year:

Standard/Interpretation	Contents	Applicable for financial year beginning on
IFRS 10	“Consolidated Financial Statements”	1/1/2014
IFRS 11	“Joint Arrangements”	1/1/2014
IFRS 12	“Disclosure of Interests in Other Entities”	1/1/2014
IAS 27R	“Separate Financial Statements” (revised 2011)	1/1/2014
IAS 28R	“Investments in Associates and Joint Ventures” (revised 2011)	1/1/2014
IFRS 10, IFRS 11 and IFRS 12	“Transition Guidance”	1/1/2014
IFRS 10, IFRS 12, IAS 27	“Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)”	1/1/2014
IAS 32	“Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)”	1/1/2014
IAS 36	“Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)”	1/1/2014
IAS 39	“Novation of Derivatives and Continuation of Hedge Accounting”	1/1/2014

•

IFRS 10 (“Consolidated Financial Statements”) focuses in particular on the possibility of de facto control in consolidation issues. The principle of control is defined and set out as a basis for consolidation. This definition is backed up by comprehensive application guidelines which list various ways in which a reporting company can be in control of a different company. The accounting requirements are set out. There were no changes in the basis of consolidation of TLG IMMOBILIEN.

•	IFRS 11, published in May 2011 by the IASB, replaces IAS 31 and SIC-13. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•

IFRS 12 (“Disclosure of Interests in Other Entities”) stipulates the disclosures required in the notes for interests in other entities with respect to risk and significance on the net assets, financial position and results of operations. There was no impact on the consolidated financial statements of TLG IMMOBILIEN. Merely additional disclosures in the notes were required.

•

The IASB issued the revised IAS 27 in May 2011. With the publication of IFRS 10 and IFRS 12, the scope of application for IAS 27 was limited to accounting for investments in subsidiaries, associates and joint ventures in the separate financial statements of an entity. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•

The new IAS 28 (“Investments in Associates and Joint Ventures”) addresses accounting for shares in associates and joint ventures. The standard must be applied by all companies which are in joint control of an associated company or which exercise considerable influence over it. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•

The amendments to IFRS 10 clarify that no retroactive adjustments need to be made for subsidiaries which were sold in the comparative period. Additionally, the amendments limit the requirement to present adjusted comparative information to only the annual period immediately preceding the first annual period for which IFRS 10 is applied. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•

The pronouncement “Investment Entities” (amendments to IFRS 10, IFRS 12 and IAS 27) creates an exception with regard to the consolidation of subsidiaries under IFRS 10 (“Consolidated Financial Statements”). This applies if the parent company meets the criteria of an “investment entity” (e.g. certain investment funds). In accordance with IFRS 9 (“Financial Instruments”) or IAS 39 (“Financial Instruments: Recognition and Measurement”), these companies would measure investments in subsidiaries at fair value through profit or loss instead of consolidating them. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•

The amendment of IAS 32 clarifies the requirements for offsetting financial assets and financial liabilities. In particular, it highlights the significance of the current legal right to offset. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•

The amendments to IAS 36 were intended to clarify the disclosures required in the notes in connection with the measurement of the recoverable amount of an impaired asset. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•

The amendment of IAS 39 permits the continuation of hedge accounting after novation of an over-the-counter (OTC) derivative as a hedging instrument. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

2.	PUBLISHED, BUT NOT YET MANDATORY INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND INTERPRETATIONS (IFRIC)

The following International Financial Reporting Standards were not applied (prematurely) in the 2014 financial year:

Standard / Interpretation	Contents	Applicable for financial year beginning on
IAS 1	“Disclosure Initiative (Amendments to IAS 1)”	1/1/2016 (not yet endorsed)
IFRS 9	“Financial Instruments”	1/1/2018 (not yet endorsed)
IFRS 10, IFRS 12 and IAS 28	“Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)”	1/1/2016 (not yet endorsed)
IFRS 10 and IAS 28	“Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)”	1/1/2016 (not yet endorsed)
IFRS 11	“Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)”	1/1/2016 (not yet endorsed)
IFRS 14	“Regulatory Deferral Accounts”	1/1/2016 (not yet endorsed)
IFRS 15	“Revenue from Contracts with Customers”	1/1/2017 (not yet endorsed)
IAS 16 and 38	“Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)”	1/1/2016 (not yet endorsed)
IAS 19	“Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)”	01.07.2014
IAS 27	“Equity Method in Separate Financial Statements (Amendments to IAS 27)”	1/1/2016 (not yet endorsed)
IFRIC 21	“Levies”	17.06.2014
Improvements	“Annual Improvements to IFRSs 2010—2012 Cycle”	01.07.2014
Improvements	“Annual Improvements to IFRSs 2011—2013 Cycle”	01.07.2014
Improvements	“Annual Improvements to IFRSs 2012—2014 Cycle”	1/1/2016 (not yet endorsed)

•

The IASB published “Disclosure Initiative (Amendments to IAS 1)” in December 2014. The amendments aim to address perceived impediments to preparers exercising their judgement in presenting their financial reports. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

IFRS 9 contains new regulations on the classification and measurement of financial assets. There are only two measurement categories (amortised cost and fair value). The section, which was supplemented in October 2010, governs the classification and measurement of financial liabilities. It essentially retains the existing rules of IAS 39. The changes affect financial liabilities measured at fair value. The amendments introduced in November 2013 concern the use of a new general hedge accounting model in which the scope of possible hedging and underlying transactions is expanded and which includes new effectiveness assessment regulations. The amendments will most likely come into effect on 1 January 2018, at the earliest. The application of IFRS 9 will probably have an impact on the way the TLG IMMOBILIEN Group accounts for financial instruments; this impact is currently being analysed.

•

The amendments to IFRS 10, IFRS 12 and IAS 28 address issues that have arisen in the context of applying the consolidation exception for investment entities. These amendments were issued by the IASB in December 2014. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

Under the amendments to IAS 28/IFRS 10, a gain or loss is to be recognised in full on the loss of control of a business, regardless of whether or not the business belongs to a subsidiary. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

The amendments to IFRS 11 published in May 2014 clarify that both the initial and additional acquisition of interests in a joint operation in which the activity constitutes a business must be accounted for in line with the rules on accounting for business combinations in IFRS 3 and other relevant standards must be applied, unless these conflict with the rules of IFRS 11. The amendments also clarify that previously held interests in a joint operation do not need to be remeasured if additional interests are acquired whilst retaining joint control. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

IFRS 14 permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for “regulatory deferral account balances” in accordance with its previous GAAP. This applies both on its initial adoption of IFRS and in subsequent financial statements. Regulatory deferral account balances, and movements in them, are presented separately in the statement of financial position and statement of income and other comprehensive income (OCI). Additionally, specific disclosures are required. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

IFRS 15 (“Revenue from Contracts with Customers”) specifies how and when an IFRS reporter will recognise revenue from a contract with a customer. The standard governs the recognition of the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The standard prescribes a five-step model. Under this model, the contract with the customer is identified first, then any performance obligations are identified in the contract. The transaction price which the entity expects to receive for its services is then determined. This transaction price is then allocated to the performance obligations in the contract. Finally, revenue is recognised when the entity satisfies a performance obligation. The potential impact of IFRS 15 on the recognition of turnover in the TLG IMMOBILIEN Group is currently being analysed.

•

The amendments to IAS 16 and IAS 38 published in May 2014 clarify in particular that revenue may not be used as a basis to depreciate property, plant and equipment. This generally also applies to the amortisation of intangible assets; in this case, however, it is a rebuttable presumption. Additionally, the amendments clarify that reductions in the selling price of goods or services could indicate the existence of commercial obsolescence, which in turn could reflect a reduction in the economic benefits remaining in the asset necessary for production. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

The amendments to IAS 19 published in November 2013 provide clarification for IAS 19.93 in terms of the treatment of employee contributions to a defined benefit plan. This is not expected to impact the pension obligations of TLG IMMOBILIEN.

•

The amendments to IAS 27 restore the option to use the equity method in separate financial statements to account for investments in subsidiaries, joint ventures and associates. The amendments also clarify certain issues relating to outstanding balances with subsidiaries and joint operations. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

The interpretation of IFRIC 21 published in May 2013 clarifies at which time an entity recognises a liability for a levy imposed by a government. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

The IASB published “Annual Improvements to IFRSs 2010—2012 Cycle” in December 2012. They are the fifth collective standard for various amendments to six existing International Financial Reporting Standards. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

The IASB published “Annual Improvements to IFRSs 2011—2013 Cycle” in December 2013. They are the sixth collective standard for various amendments to four existing International Financial Reporting Standards. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

In September 2014, the IASB published its “Annual Improvements to IFRSs 2012—2014 Cycle” and amended four standards. The amendments concern IFRS 5 (“Non-current Assets Held for Sale and Discontinued Operations”), IFRS 7 (“Financial Instruments: Disclosures”), IAS 19 (“Employee Benefits”) and IAS 34 (“Interim Financial Reporting”). This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

C.	PRINCIPLES OF CONSOLIDATION

1.	CONSOLIDATION METHODS

Subsidiaries

The consolidated financial statements of the TLG IMMOBILIEN Group include TLG IMMOBILIEN AG and all subsidiaries where TLG IMMOBILIEN AG is able to exert direct or indirect control. Subsidiaries are included as of the date on which TLG IMMOBILIEN AG first acquires control. TLG IMMOBILIEN AG acquires control once the following conditions have been met:

(1)	It has the power to control the relevant activities of the subsidiary

(2)	TLG IMMOBILIEN AG is exposed to variable returns from these subsidiaries

(3)	It is capable of influencing the variable returns with the control it possesses.

The initial application of IFRS 10 on 1 January 2014 did not lead to any changes in the basis of consolidation or consolidation methods of the TLG IMMOBILIEN Group.

Deconsolidation takes place as soon as TLG IMMOBILIEN no longer has control.

The financial statements of the subsidiaries were prepared on the same reporting date and using the same accounting and valuation methods as the financial statements of TLG IMMOBILIEN AG.

The capital consolidation takes place using the acquisition method, whereby the acquisition costs are offset against the equity proportional to the ownership interest on the acquisition date. Under the acquisition method, the equity of the acquired subsidiary is calculated as at the acquisition date, after considering the fair value of the identifiable assets, liabilities and contingent liabilities, deferred taxes and any goodwill on that date.

Non-controlling interests represent the part of the result and net assets which cannot be attributed to the shareholders of TLG IMMOBILIEN AG. Non-controlling interests are recognised separately in the consolidated statement of comprehensive income and in the consolidated statement of financial position. They are recognised in equity in the consolidated statement of financial position, separately from the equity attributable to the shareholders of the parent company.

All intercompany receivables and liabilities, income and expenses and profit or losses resulting from intercompany transactions are eliminated.

Associates and joint ventures

Associates are interests where the TLG IMMOBILIEN Group has significant influence over the company’s financial and business policies. The significant influence normally comes from TLG IMMOBILIEN AG directly or indirectly holding between 20% and 50% of the voting rights in that company and the relevant rebuttable presumption not being refuted. On the reporting date, no associates were included in the consolidated financial statements of TLG IMMOBILIEN. Joint ventures are companies which are directly or indirectly controlled by the TLG IMMOBILIEN Group together with another party.

Joint ventures are measured at equity. However, if the shares are classified as held for sale, they are measured in line with IFRS 5 instead.

When being measured at equity, when reported for the first time interests in joint ventures are recognised in the consolidated financial statements at their acquisition costs, adjusted to reflect any changes to the net assets of the joint venture and any impairments.

TLG IMMOBILIEN AG included a joint venture, Altmarktgalerie Dresden KG, in its consolidated financial statements up to its disposal in the 2013 financial year. Additionally, until they were disposed of in the 2014 financial year, two joint ventures were recognised under other long-term financial assets and measured at fair value due to their negligible significance to the net assets, financial position and results of operations of the Group or, if the fair value cannot be calculated with a sufficient degree of reliability for unquoted equity instruments, at their acquisition costs.

Please see section H.8 for the list of shareholdings.

2.	CHANGES IN THE GROUP

Number of fully consolidated subsidiaries	2014	2013
As at 01.01	4	4
Additions	1	—

As at 31.12	5	4

Number of joint ventures at equity	2014	2013
As at 01.01	—	1
Disposals	—	1

As at 31.12	—	—

The increase in subsidiaries in the 2014 financial year reflects the acquisition of 94.9% of the shares in EPISO Berlin Office Immobilien S.à r.l. (EPISO). Please see section C.3.

Please see section H.8 for the list of shareholdings.

3.	BUSINESS COMBINATIONS

With the notarised purchase agreement of 5 September 2014, TLG IMMOBILIEN AG acquired approximately 94.9% of the shares of EPISO, a company falling under Luxembourg law with headquarters in Luxembourg. Upon the transfer of the shares and with the necessary notarised appointment of the managing directors by TLG IMMOBILIEN AG on 30 September 2014 in line with Luxembourg law, TLG IMMOBILIEN AG acquired control of EPISO on 30 September 2014. With the notarised shareholders’ resolution of 30 September 2014 the name of the acquired company was changed to TLG FAB S.à r.l.

TLG FAB S.à r.l. is a real estate company and is the owner and operator of the office and retail building “Forum am Brühl” in Leipzig. The office and retail building, which was built in 1996/1997 with a lettable area of 26,500 square meters and which consists of two buildings, is located in the centre of Leipzig in direct proximity to the main station, the town centre and the central public transport stops. The office and retail areas have been let to over 30 mostly high-quality tenants with long-term contracts. The seller of the company shares is a holding company under Luxembourg law with headquarters in Luxembourg.

The consideration for the acquisition of the shares is comprised as follows:

in EUR k
Preliminary purchase price of the shares	14,958

Preliminary consideration for the acquisition of shares	14,958

As consideration for the acquisition of the shares, the preliminary purchase price—which may still vary slightly—was paid in full within the reporting period.

Furthermore, TLG IMMOBILIEN AG assumed loans receivable and settled the following liabilities due to financial institutions:

in EUR k
Acceptance of loans receivable of the current shareholder, from an affiliated company of the current shareholder and from an associate of the current shareholder	12,666
Settlement of the company’s liabilities due to financial institutions	19,260

Total	31,926

The loans of the current shareholder were accepted in exchange for payment of the loan amount to the current shareholder in the reporting period. The liabilities due to financial institutions were settled upon payment of the redemption amounts in the reporting period. Various processes of TLG FAB were adopted as part of the merger. As at 30 September 2014, the provisional values of the assets and liabilities assumed and measured at fair value were as follows, categorised by main groups:

in EUR k	2014
Investment property	50,000
Trade receivables	234
Other receivables and current assets	44
Cash and cash equivalents	901
Deferred tax assets	441

Total assets	51,620

Other non-current liabilities	1,710
Deferred tax liabilities	3,125
Trade payables	253
Other current liabilities	31,934

Total liabilities	37,022

Acquired net assets	14,598

The full goodwill method was applied to the calculation of goodwill. This method produces goodwill of EUR k 1,165, of which EUR k 59 is attributable to non-controlling interests, as illustrated by the table below:

in EUR k	2014
Preliminary purchase price of the shares	14,958
Acquired net assets of TLG	13,853
Difference between purchase price and acquired net assets	1,105
Goodwill attributable to the non-controlling interests of TLG FAB	59

Goodwill using the full goodwill method	1,165

Goodwill originates essentially as a correcting item to deferred tax liabilities.

The value that is attributable to the non-controlling interests is EUR k 805 and corresponds to the purchase price paid by the minority shareholder for the acquisition of the shares on 30 September 2014.

The fair value of the acquired receivables is EUR k 234. The fair value corresponds to the gross amount of the receivables.

Based on the current contractually agreed rents, TLG IMMOBILIEN expects rental income of approximately EUR k 3,274 in 2015.

Since 1 October 2014, the company has generated revenue of EUR k 1,148 and EBITDA, including measurement gains and losses, of EUR k 1,420 (of which EUR k 1,000 was the measurement result).

Had the company been fully consolidated on 1 January 2014, there would have been additional revenue of EUR k 3,054 and EBITDA of EUR k 836 in the consolidated financial statements of TLG IMMOBILIEN as of the date of initial consolidation.

In the third quarter, incidental acquisition costs of EUR k 200 were recognised through profit or loss under other operating expenses. Of this sum, EUR k 163 became cash items in the fourth quarter.

D.	EXPLANATION OF ACCOUNTING AND VALUATION METHODS

1.	INVESTMENT PROPERTY

Under investment property, TLG IMMOBILIEN recognises properties that are being retained in order to generate rental income or until they increase in value, and not for the purposes of owner occupation or sale over the normal course of business.

TLG IMMOBILIEN owns isolated properties which are partially owned-occupied and partially occupied by third parties, i.e. rented out. These mixed-use properties are accounted for separately if there is a legal way to partition the property and as long as neither the owner nor the third party occupies a negligible part.

Properties are transferred out of the investment property portfolio as soon as they start being used for a different purpose, as evidenced by the start of owner occupation or development with an intent to sell.

On the date of their addition, investment property is recognised at historical cost. As a result, the property is measured at fair value in line with the option provided by IAS 40 in conjunction with IFRS 13. IFRS 13.9 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value therefore generally implies the sale of an asset (the exit price). It corresponds to the (theoretical) price that would be paid to the (hypothetical) seller for a property on the measurement date, regardless of the company’s intent or ability to sell the asset.

The fair value is generally calculated on the basis of the highest and best use of the property as described in IFRS 13.27 et seq. This refers to the maximisation of the value of the property in so far as physically possible, legally permissible and financially feasible.

All changes to the fair values of the investment property are recognised through net profit or loss under net income/loss for the period.

The fair value of the investment property was calculated on the basis of a real estate valuation for 31 December 2014 and 31 December 2013, carried out by Savills Advisory Services GmbH in late 2014/early 2015 and in late 2013/early 2014. Project developments are recognised as investment property at fair value, whenever this can be reliably determined. With real estate, fair value can normally be determined when planning permission is granted.

The fair values of the properties held over the long term in order to generate rental income or for the purposes of appreciation were calculated using the discounted cash flow method in line with international standards. Under this method, the market value of a property is the sum of the discounted cash flows of a 10-year planning period—in standard practice—plus the discounted residual value of the property at the end of the planning period on the measurement date, which in turn is calculated on the basis of the sustainable cash flows from letting activities. Properties with negative cash flows (such as properties vacant in the long term) were measured using the liquidation value method (land value less demolition and restoration expenses, plus any remaining net income).

The value of undeveloped land (illustrated in the “Other properties” asset class in E.1) was calculated using the comparative value method after considering the standard land values assessed by local experts. If necessary, the multiple period excess earnings method was also applied in order to make the land values plausible.

Due to the limited availability of directly observable data and measurement parameters on the market, the complexity of real estate valuation and the level of specificity of real estate, the fair value measurement of investment property is categorised under Level 3 of the fair value hierarchy of IFRS 13.86 (measurements based on unobservable inputs).

In particular, the following unobservable inputs were used to measure the fair value:

Future rental income, based on the individual locations, types, sizes and quality of the properties, after considering the terms of ongoing rental agreements, other contracts or external indicators such as the market rent for similar properties;

Estimated vacancy rates based on current and predicted market conditions after the expiry of ongoing rental agreements;

Discount rates for the 10-year planning period which reflect current market estimations in terms of the uncertainty as to the amount and occurrence of future cash flows;

Capitalisation rates based on the individual locations, types, sizes and quality of the properties, after considering the market information available on the reporting date;

Residual values, especially based on assumptions as to future maintenance and reinvestment costs, vacancy rates, market rents and growth rates.

2.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are capitalised at historical cost and scheduled, straight-line depreciation is carried out based on the probable useful life. Subsequent cost is recognized if the value in use of the property, plant and equipment increases. The useful lives and any residual values are verified and, if necessary, adjusted on an annual basis.

Subsidies are deducted during the calculation of the acquisition costs.

The scheduled depreciation takes place at the same rate across the Group and over the following useful lives:

in years	2014	2013
Owner-occupied property	50-70	50-70
Technical equipment and machinery	8-13	8-13
Other operating and office equipment	3-13	3-13

Impairment tests are carried out on the carrying amounts of the property, plant and equipment as soon as there are indicators that the carrying amount of an asset has exceeded its recoverable amount. Property, plant and equipment is removed from the books either when disposed or when no economic benefit can be expected from its continued use or sale. The gain or loss resulting from the removal of the asset from the books is recognised through net profit or loss in the consolidated statement of comprehensive income.

3.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets are capitalised at their acquisition cost. The intangible assets relate to software licences which have a finite useful life. After they are made available, the software licences are amortized over an expected useful life of three to five years.

Goodwill represents the debit difference between the acquisition costs of the shares and the fair value of the individual assets acquired and liabilities and contingent liabilities assumed. Goodwill resulting from the allocation of the purchase price is allocated to cash-generating units which will most likely derive value from the business combination. The goodwill is not amortized; it undergoes an annual impairment test instead. See section D.4 for details on the premise and execution of the impairment test by TLG IMMOBILIEN.

4.	IMPAIRMENTS OF NON-FINANCIAL ASSETS

In accordance with IAS 36, the Group carries out annual tests on intangible assets and property, plant and equipment to see whether an impairment loss is necessary or not. These tests determine if there are indicators of a possible impairment. If such indicators exist, the recoverable amount is calculated for the asset in question. This corresponds to the higher of the fair value less costs of disposal or the value in use. If the recoverable amount of an asset is lower than the carrying amount, a valuation allowance is immediately recorded on the asset through net profit or loss.

In the financial year it was not necessary to carry out an impairment test on property, plant and equipment or intangible assets with a finite useful life as no indicators of impairment existed.

For goodwill acquired through the acquisition of companies and businesses, TLG IMMOBILIEN carries out the impairment test on an annual basis at the end of the financial year and also whenever there are indicators of possible impairment.

As part of the impairment test, the goodwill acquired by a business combination is allocated to every single cash-generating unit which will most likely profit from the synergy created by the merger. If the carrying amount of the cash-generating unit, including the goodwill allocated to it, should exceed its recoverable amount, the difference must be deducted from the goodwill allocated to that cash-generating unit. Reversal of an impairment loss for goodwill is prohibited. If the impairment of the cash-generating unit exceeds the carrying amount of the goodwill allocated to it, the additional impairment loss must be recognised by the proportional reduction of the carrying amounts of the assets allocated to the cash-generating unit. In this context, however, an asset may not fall below its fair value less costs of disposal, its value in use (if measurable) or zero.

The goodwill of EUR k 1,164 resulting from the acquisition of EPISO and TLG FAB S.à r.l. was subjected to an impairment test on 31 December 2014, in line with the rules of IAS 36. All of the goodwill was allocated to the cash-generating unit “TLG FAB”.

The impairment test was carried out on the basis of the value in use of the cash-generating unit “TLG FAB”. The value in use was derived from estimated future cash flows. These are based on the 1-year plan of TLG IMMOBILIEN for that specific cash-generating unit, as well as on estimations by the management for 4 more years (a 5-year detailed planning period overall) and the estimated terminal value. The estimations are primarily based on fixed contractual cash flows, experience from previous years and external forecasts on developments on the real estate market.

For the development of the net cash flows after five years, a sustainable annual increase of 1.0% was assumed in order to estimate the final value; in the view of TLG IMMOBILIEN, this does not exceed the forecast average market growth.

A discount rate of 4.30% after tax (5.90% before tax) was used in the calculation of the value in use based on a CGU-weighted cost of capital.

In particular, the following premises on which the calculation of the value in use is based are plagued by estimation uncertainty:

Forecast cash flows: the plan is based on fixed contractual cash flows, experience from previous years and external forecasts on developments on the real estate market, after considering the specific circumstances of the cash-generating unit “TLG FAB”. If the free cash flow is reduced by 6.0% in the final year of the detailed planning period, the value in use will correspond to the net carrying amount.

Discount rate: the discount rate was calculated based on assumed weighted average costs of capital for the sector. If the discount rate after taxes is increased to 4.48% or 6.17% before taxes respectively, the value in use will correspond to the net carrying amount.

Sustainable growth rate: the estimation of the forecast sustainable growth rate is based on external sector-specific market analyses. If the growth rate falls to 0.80%, the value in use will correspond to the net carrying amount.

Essentially, goodwill originates from the nominal amount of deferred tax liabilities in accordance with IAS 12.

The net carrying amount of the cash-generating unit “TLG FAB”, which underwent an impairment test on 31 December 2014, amounts to EUR k 51,822 including the goodwill allocated to it. Of this amount, EUR k 51,000 is attributable to the property “Forum am Brühl” in Leipzig, which was accounted for at fair value. In accordance with IAS 36.105, the carrying amount of the various assets cannot be reduced below each asset’s fair value less costs of disposal.

5.	OTHER FINANCIAL ASSETS

Generally, the Group accounts for financial assets on the trading day. In accordance with IAS 39, affiliates which have not been consolidated due to their lack of significance have been categorised as “held-for-sale financial assets” for measurement purposes. Held-for-sale financial assets are measured at fair value on the reporting date or, if the fair value cannot be reliably determined, at cost.

6.	RECOGNITION OF LEASES AS THE TENANT

Leased assets which are the economic property of the TLG IMMOBILIEN Group (finance leases in the sense of IAS 17) are capitalised under non-current assets at the lower of the present value of the lease instalments or the fair value of the leased property and undergo scheduled, straight-line depreciation. The depreciation period is the shorter of the term of the lease or useful life. Whenever ownership of the asset transfers to TLG IMMOBILIEN at the end of the contractual term, the depreciation period corresponds to the useful life. A liability is recognised in the amount of the present value of the payment obligations arising from the future lease instalments. In subsequent periods, it is reduced by the redemption component in the lease instalments.

Leases where the TLG IMMOBILIEN Group has no economic ownership are categorised as operating leases. The expenses resulting from such contracts are recognised through profit or loss when the leased objects are used.

7.	RECOGNITION OF LEASES AS THE LESSOR

Under IAS 17, rental agreements for the properties are to be categorised as operating leases as the significant risks and opportunities in connection with the property remain with the TLG IMMOBILIEN Group.

The income from operating leases is recognised as net operating income from letting activities in the statement of comprehensive income across the term of each contract.

8.	INVENTORIES

Inventories include land and buildings intended to be sold as part of the normal course of business. This can exceed a period of 12 months. Upon their acquisition, inventories are measured at historical cost. On the reporting date, inventories are measured at the lower of historical cost or net realisable value. The net realisable value comprises the estimated sale proceeds that can be achieved in the normal course of business, less the estimated costs accrued until completion and the estimated necessary selling expenses.

See section D.21 for the treatment of borrowing costs.

9.	RECEIVABLES AND OTHER ASSETS

Trade receivables and other assets are recognised at fair value plus transaction costs when they are first added to the statement of financial position. The subsequent measurement is at amortised cost.

Past experience and individual risk evaluations are used to factor in potential risks of default by means of reasonable valuation allowances after considering the expected net cash flows.

10.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash, demand deposits, other short-term, highly liquid financial assets with an original term of up to 3 months and overdrafts. Exploited overdrafts are recognised in the statement of financial position under current liabilities due to financial institutions. Deposits which are not freely disposable are recognised under financial assets if they cannot be recognised under cash and cash equivalents.

11.	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The item “Assets classified as held for sale” can contain individual non-current assets as well as groups of assets (disposal groups) or business operations (discontinued operations) if a disposal is considered highly probable within the next 12 months. Furthermore, assets are only classified in line with IFRS 5 if, in their present condition, they can be immediately disposed of at a standard and acceptable price for the sale of such assets. In practice, these criteria on individual investment properties are considered met if a notarised purchase contract exists on the reporting date, even if the transfer of benefits and encumbrances is due to take place in a subsequent period.

Liabilities which are being disposed of together with the planned sale are a component of the disposal group or discontinued operation, and are also disclosed separately.

In accordance with IFRS 5, the assets classified as held for sale are measured at the lower of their carrying amount or fair value. Investment property recognised under non-current assets classified as held for sale is measured at fair value in line with IAS 40.

Non-current assets and disposal groups classified as held for distribution to owners are recognised in the same way as non-current assets classified as held for sale and liabilities.

12.	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

When first included in the statement of financial position, liabilities due to financial institutions are recognised at fair value after considering transaction costs, premiums and discounts. In this regard, the fair value on the date the loan was granted corresponds to the present value of the future payment obligations on the basis of a congruent market interest rate in terms of risk and duration.

They are subsequently measured at amortised cost using the effective interest method. The effective interest rate is determined on the date the financial debt arises. Changes to the amounts or dates of interest and repayments of the liability shall result in the remeasurement of the carrying amount of the liability in the amount of its present value and on the basis of the original effective interest rate. Differences between this and the previous carrying amount of the liability are recognised through net profit or loss. If such changes should result in substantially different terms in the sense of IAS 39.AG 62, the original liability is treated as if it were fully repaid in line with IAS 39.40. It is then recognised as a new liability and measured at fair value.

13.	PENSION PROVISIONS

Pension provisions result from obligations towards employees. Obligations arising from defined benefit plans are measured using the projected unit credit method. This method factors in the known pensions and earned credits toward future pension payments on the reporting date, as well as the expected future increases in salaries and pensions. The 2005G mortality tables published by Dr Klaus Heubeck serve as a biometric basis.

The pension scheme in the Group involves both defined contributions and defined benefits. The amount of the pension benefits under the defined benefit plans is based on the years of service that can be taken into account and the agreed pension component.

The Employers’ Retirement Benefits Act (BetrAVG) forms the regulatory framework in Germany; pension increases are therefore based on the inflation rate. Some commitments have a guaranteed interest rate of 1.0% p.a., in which case no other trend is recognised. TLG IMMOBILIEN bears the actuarial risks such as the longevity risk, the interest risk and the inflation risk. TLG IMMOBILIEN is not exposed to any other plan-specific risks.

The remeasurement component in conjunction with the defined benefit plans, which include factors such as actuarial gains and losses from adjustments and changes to actuarial assumptions based on past experience, is reported under other comprehensive income (OCI) in the period in which it arises and then in equity under accumulated reserves.

No past service cost had to be recognized in either the reporting year or the previous year.

The interest rate effect contained in the pension expenses is recognised under interest expenses in the consolidated statement of comprehensive income. The service cost is recognised under personnel expenses.

14.	OTHER PROVISIONS

Other provisions are formed when the TLG IMMOBILIEN Group is under a legal or constructive obligation resulting from a past event which is likely to give rise to an outflow of economic benefits, the amount of which it can reliably determine. They are recognised at their expected settlement value.

Long-term provisions are recognised at their discounted settlement value on the reporting date—if material—on the basis of risk-free interest rates befitting their terms.

15.	DERIVATIVE FINANCIAL INSTRUMENTS

In the TLG IMMOBILIEN Group, derivative financial instruments are used to cover interest rate risks from real estate financing. Derivative financial instruments are recognised at fair value. Changes in the fair values of the derivative financial instruments are recognised through net profit or loss as long as there is no hedging relationship in the sense of IAS 39.

Derivative financial instruments recognised as hedging instruments cover future cash flows which are characterised by uncertainty. The TLG IMMOBILIEN Group is exposed to a risk in connection with the amount of future cash flows, especially with regard to liabilities due to financial institutions with variable interest rates. Therefore, changes to the fair value are broken down into an effective and an ineffective part. Effectiveness is determined using the dollar offset method. The effective part is the part of the measurement result which represents an effective hedge against the cash flow risk in the statement of financial position. The effective part is recognised directly to equity in other reserves (under other comprehensive income (OCI)), after accounting for deferred taxes.

The ineffective part of the measurement gains and losses is included in the statement of comprehensive income and recognised under net interest. The amounts recognised in equity are always transferred to the statement of comprehensive income if results in connection with the underlying transaction start affecting net profit or loss (recognised in net interest). If the hedging relationship is terminated prematurely, the amounts recognised in equity are recognised through net profit or loss if results in connection with the existing underlying transaction start affecting net profit or loss. If the underlying transaction ceases to exist, the amounts that are still in other comprehensive income (OCI) are immediately recognised through net profit or loss.

16.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the financial instruments are determined on the basis of corresponding market values or valuation methods. For cash and other current primary financial instruments, the fair values correspond approximately to the carrying amounts on the statement of financial position on each key date.

With regard to non-current receivables and other assets and liabilities, fair value is determined on the basis of the expected cash flows using the applicable reference interest rates on the reporting date. The fair values of derivative financial instruments are calculated on the basis of the reference interest rates plus their own risks and the counterparty risk on the accounting date.

For derivative financial instruments measured at fair value, fair value is generally calculated using the prices on the corresponding markets and stock exchanges. If no market or stock exchange prices are available, the fair value is measured using standard valuation methods after considering instrument-specific market parameters. The fair value is calculated using the discounted cash flow method, whereby individual credit ratings and other market conditions are taken into account in the form of conventional liquidity spreads when calculating the present value.

The relevant market prices and interest rates observed on the reporting date—and obtained from recognised external sources—are used as input parameters for the valuation models when calculating the fair value of derivative financial instruments. As a result, the derivative financial instruments are categorised under Level 2 of the fair value hierarchy of IFRS 13.72 et seq. (measured on the basis of observable inputs/market data). See also section H.1.

17.	DETERMINATION OF FAIR VALUE

Under IFRS 13, fair value is the price obtained from selling an asset or paid for transferring a liability on the principal market or, where no principal market exists, the most advantageous market. The fair value is to be calculated using measurement parameters as inputs which are as close to the market as possible. The fair value hierarchy categorises the inputs used in valuation techniques into three levels, based on their proximity to the market:

Level 1: The (unadjusted) quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly (i.e. the price) or indirectly (i.e. derived from the price)

Level 3: Measurement parameters based on unobservable inputs for the asset or liability

If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement.

The company checks for transfers between the levels at the end of each financial year. As in the previous year, there were no transfers between the various input levels in the 2014 financial year.

The fair value calculation of investment property is categorised under Level 3 of the measurement hierarchy of IFRS 13.86 (measurement on the basis of unobservable input factors). We refer to the explanations on the measurement of investment property in sections D.1 and E.1. See sections D.15 and H.1 in connection with the measurement of derivative financial instruments.

In summary, the fair value hierarchy and carrying amounts are as follows for the 2014 financial year:

in EUR k	Level 1	Level 2	Level 3
Other non-current financial assets	—	2,475	—
Investment property	—	—	1,489,597
Derivative financial instruments with positive fair value	—	—	—
Liabilities due to financial institutions[1]	—	770,447	—
Derivative financial instruments with negative fair value	—	17,814	—

1	The fair value of liabilities due to financial institutions has been calculated solely for disclosure in the notes.

Fair value hierarchy for the 2013 financial year:

in EUR k	Level 1	Level 2	Level 3
Investment property	—	—	1,414,691
Derivative financial instruments with positive fair value	—	15	—
Liabilities due to financial institutions[1]	—	626,227	—
Derivative financial instruments with negative fair value	—	18,788	—

1	The fair value of liabilities due to financial institutions has been calculated solely for disclosure in the notes.

18.	RECOGNITION OF INCOME AND EXPENSES

Net operating income from letting activities where the property’s rental agreement or lease is classified as an operating lease is recognised on a straight-line basis over the term of the contract. Rental concessions are recognised through profit or loss, under total income from letting activities, over the term of the rental agreement or lease.

Furthermore, the net operating income from letting activities contains income from the recharging of operating costs, in so far as the rechargeable costs and the amount of income can be reliably determined and the services have been rendered.

Net income from the disposal of property is recognised once the significant risks and opportunities associated with the property have transferred to the acquirer. The economic transfer of ownership can generally be implied once the essential ownership and operational management rights, as well as the power of disposal, have transferred to the purchaser. Turnover is not realised as long as there are still major performance obligations, yield guarantees or a right to return on the part of the purchaser.

Operating expenses are recognised through profit or loss when the service is rendered or on the date of their accrual.

Interest is recognised as income or as an expense as accrued.

Dividends are collected on their date of distribution, in which regard the period of distribution is normally the same as the period in which a legal claim arises.

19.	GOVERNMENT GRANTS

Government grants are recognised only when there is sufficient certainty that the grant will be received and that the entity will comply with the conditions attached to the grant. The grant is recognised as income over the period necessary to match them with the costs they are intended to compensate on a systematic basis.

Investment subsidies are grants intended to facilitate the acquisition or creation of an asset. The TLG IMMOBILIEN Group deducts them from the historical cost of the asset. The grants are recognised pro rata by reducing depreciation over the useful life of the asset, provided that the asset is subject to scheduled depreciation.

Ongoing subsidies intended to cover maintenance, rental and expenditure are recognised through profit or loss. They are recognised under other operating income.

The redemption loans and low-interest loans are property loans and are recognised as liabilities due to financial institutions. Both come with advantages over standard loans, such as low interest rates or interest or principal repayment holidays. They are generally recognised at their present value based on the market interest rate when they were taken out. The difference is recognised in a deferral account that is amortised to expenses from the loan repayment on a straight-line basis over the remaining term of the loan.

20.	CURRENT AND DEFERRED TAXES

Income taxes represent the sum of current and deferred taxes.

Current tax expenses are determined on the basis of the taxable income for the year. The taxable income differs from the net income from the consolidated statement of comprehensive income due to income and expenses which are tax-deductible, untaxable or taxable in later years. The liabilities and provisions of the Group for current taxes are calculated on the basis of the current tax rates.

Deferred taxes are recognised for the differences between the carrying amounts of the assets and liabilities in the consolidated financial statements and the corresponding taxable values as part of the calculation of taxable income. Deferred tax liabilities are generally recognised for all taxable temporary differences; deferred tax claims are recognised in so far as it is likely that taxable gains exist for which the deductible temporary differences can be used. Deferred tax claims also include reductions in tax resulting in subsequent years from the expected use of existing taxable loss carry-forwards (or similar items) and whose realisation is ensured with a sufficient degree of certainty. Furthermore, deferred taxes are recognised for outside basis differences if the criteria are met.

Deferred tax liabilities and claims are calculated on the basis of the tax rates (and tax legislation) which are expected be in force when the liability is settled or the asset is realised. The tax regulations passed by the German Bundestag and Bundesrat and those in force on the reporting date are used as a reference. The measurement of deferred tax claims and liabilities reflects the tax consequences which would result from the way the Group expects to settle the liability or realise the asset on the reporting date.

Current or deferred taxes are recognised in profit or loss unless they relate to items recognised in other comprehensive income or directly in equity. In such a case, the current and deferred taxes are also to be recognised in other comprehensive income (OCI) or directly in equity.

Deferred tax claims and deferred tax liabilities are offset if the Group has an enforceable legal claim to offset actual tax refund claims against its actual tax liabilities and if the deferred tax claims and liabilities concern income tax which will be collected by the same tax office and which concerns the same tax subject.

21.	BORROWING COSTS

If so-called “qualifying assets” exist, borrowing costs are capitalised if they are significant.

22.	MAJOR ACCOUNTING JUDGEMENTS AND ESTIMATES

The application of accounting and valuation methods requires the management to make assumptions and estimates which will influence the carrying amounts of the recognised assets, liabilities, income and expenses, as well as the disclosure of contingent liabilities.

However, the inherent uncertainty of these judgements and estimates could lead to events which will necessitate adjustments to the carrying amounts or disclosure of certain assets and liabilities in the future.

This applies to the following issues in particular:

•

The measurement of investment property: The expected cash flows, the presumed vacancy rate, the discount rate and the capitalisation rate in particular represent significant measurement parameters. Items are measured using the discounted cash flow method, whereby future cash flows are discounted to the reporting date. These estimations contain judgements as to the future. Given the number of properties in question and their geographical distribution, individual measurement uncertainties generally cancel one another out statistically.

The measurements are made by an external valuation expert on the basis of publicly available market data (e.g. property market reports from committees of valuation experts, data published by the institute of housing, property, urban and regional development (InWIS)) as well as on the basis of the extensive knowledge of the TLG IMMOBILIEN Group in each regional sub-market.

Please see E.1 for more details.

The following general judgements and estimates also exist, yet these are of lesser significance:

•

For assets that are to be disposed of, an entity must determine whether or not they can be sold in their present condition and if their sale can be considered highly probable in the sense of IFRS 5. If this is the case, the assets—and any associated liabilities—are to be recognised and measured as assets and liabilities classified as held for sale.

•	With regard to property, the entity must determine whether these are to be allocated to inventories or investment property based on the intended use.

•	Buildings involving partial own use are generally to be accounted for separately in accordance with IAS 16 and IAS 40, provided that the area occupied by the owner or third party is not negligible.

•

Recognition and measurement of pension provisions: Provisions for pensions and similar obligations are determined by means of actuarial calculations. This calculation is carried out using assumed interest rates, mortality tables and future pension increases.

•

Recognition and measurement of other provisions: In terms of accounting for and measuring other provisions, there are uncertainties as to future price increases and when and how likely it is that the provision will be utilised, and to what amount.

•

Recognition of deferred tax assets: These are accounted for if it is likely that future tax benefits will be recognised. The actual taxable results in future financial years and the actual usability of deferred tax assets might deviate from the estimation on the date the deferred taxes were capitalised.

•

Impairment test on goodwill: An impairment test determines whether goodwill has fallen in value. The recoverable amount required for this test is calculated by determining the value in use and/or the fair value. The calculation is based on a number of judgements, such as growth rates or the discount rate.

•

Share-based payment: IFRS 2 requires an entity to measure costs arising from the provision of equity instruments to employees at the fair value of the instruments on the date they were granted. The most suitable method for estimations to be made must be determined; this process is partially based on judgements.

More information on judgements and estimations that have been made is provided with the disclosures on the various items. All judgements and estimations are based on the circumstances and evaluations on the reporting date.

Additionally, realistic expectations of the future economic situation in the sectors and regions in which the TLG IMMOBILIEN Group is active were factored into the Group’s estimation of the future course of business. Although the management assumes that the judgements and estimates used are reasonable, unforeseeable changes to these judgements could affect the financial position, cash flows and results of operations of the Group.

23.	CAPITAL MANAGEMENT

Capital management at TLG IMMOBILIEN is intended to ensure the financial resources required for the survival of the company as a going concern and to ensure its ability to meet its debts as they fall due. Furthermore, the financial policies of the Group are designed to generate income for the shareholders and allow for the annual distribution of a dividend. The Group strives to increase its overall value. This holistic capital management strategy has not changed since the previous year.

As is standard in the sector, capital management is gauged by the net debt-to-equity ratio. The net debt-to-equity ratio is the ratio between net debt and the fair value of the investment property. The net debt is determined by subtracting cash and cash equivalents from liabilities due to financial institutions.

In the current financial year as in previous years, the Group aims to continue securing access to debt at reasonable financing costs whilst not exceeding a reasonable debt ratio.

As at 31 December 2014 the debt-to-equity ratio was as follows compared to the previous year:

in EUR k	31/12/2014	31/12/2013
Investment property	1,489,597	1,414,691
Advance payments on investment property	5,912	2,707
Owner-occupied properties	12,921	16,464
Non-current assets classified as held for sale	21,991	17,817
Inventories	1,477	13,385

Real estate	1,531,898	1,465,064

Liabilities due to financial institutions	770,447	626,227
Cash and cash equivalents	152,599	138,930

Net debt	617,848	487,298

Net LTV	40.3%	33.3%

In the table above, the assets classified as held for sale only concern investment property.

The net LTV in the group is 40.3% and increased by 7.0 percentage points compared to the previous year. The capital management goals were achieved in the reporting year.

24.	SEGMENT REPORTING

The business activities of TLG IMMOBILIEN revolve around the letting and operational management of its portfolio of commercial real estate. Its business activities also involve the exploitation of market forces by acquiring and disposing of properties in order to optimise its real estate portfolio.

As part of internal reporting, these activities are allocated to the segment of letting and operational management of the company’s real estate portfolio.

Therefore, in line with the criteria of IFRS 8, a single reportable segment which encompasses the operative activities of the Group was identified. Reports on this segment are regularly submitted to the main decision-makers. The main decision-makers only determine the allocation of resources for this one segment and are responsible for verifying its earning power. The main decision-maker of TLG IMMOBILIEN is the Management Board.

Revenue is generated by a large number of tenants. In this context, turnover equal to more than 10% of the total revenue was generated by one client. Of the total revenue, EUR k 17,777 (2013: EUR k 17,539) is attributable to this client.

E.	NOTES ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

1.	INVESTMENT PROPERTY

The carrying amount of the investment property developed as follows in the 2014 and 2013 financial years:

in EUR k	31/12/2014	31/12/2013
Carrying amount as at 01.01	1,414,691	1,511,726

Acquisitions	43,082	3,591
Additions from business combinations	50,000	—
Capitalisation of construction expenses	12,320	36,396
Reclassification as assets held for sale	-86,635	-209,259
Reclassification as property, plant and equipment	-25	—
Reclassification from property, plant and equipment	3,470	—
Fair value adjustment	52,694	72,237

Carrying amount as at 31.12	1,489,597	1,414,691

TLG IMMOBILIEN’s portfolio strategy is focused on the retail and office asset classes, as well as on hotels with long-term leases in certain prime inner-city locations, particularly in Berlin and Dresden. While the office portfolio is intended to be largely limited to Berlin, Dresden, Leipzig and Rostock, the retail portfolio—which is dominated by food retail properties in the retail foodstuffs sector—is more broadly distributed. Decisions pertaining to acquisitions and disposals of properties and to pending investments are subject to the stated principles of the portfolio strategy.

In line with the growth-based corporate strategy, three attractive office properties in Berlin and Leipzig with a total investment volume of EUR k 93,082 were added to the office portfolio in 2014 (previous year: EUR k 3,591, 2 properties). After all project development properties during the previous year were handed over to facility management as at 31 December 2013, further expansion work was performed in 2014. The decline in project development activities is reflected in the amount capitalised for construction expenses of EUR k 12,320 (2013: EUR k 36,396).

EUR k 86,635 (2013: EUR k 209,259) was reclassified as assets held for sale in keeping with the portfolio strategy.

As in 2013, persistently favourable market conditions made it possible in particular to sell a number of inner-city development plots at attractive prices, with the result that 66.0% of the total fair value adjustment in 2014 of EUR k 52,694 (previous year: EUR k 72,237) related to assets held for sale. Properties reclassified as assets held for sale also included all sales conducted during the year, which had first been reclassified as assets held for sale and then sold off.

The fair values of investment property were as follows, broken down by valuation method and by asset class as at 31 December 2014. Prepayments on these properties are not included here; they are recognised separately in the statement of financial position.

Portfolio overview by asset class

	Investment properties	Discount rate			Capitalisation rate
	in EUR k	Min. in %	Max. in %	Average (weighted by gross present value) in %	Min. in %	Max. in %	Average (weighted by net sales price) in %
Investment properties as at 31/12/2014

Valuation method = discounted cash flow (DCF)
Retail properties	663,347	3.75	15.00	6.09	5.50	33.00	8.12
Office properties	547,145	4.00	12.00	5.26	4.00	15.00	6.86
Hotel properties	191,415	4.75	6.00	5.09	6.25	6.50	6.46
Other properties	69,887	3.75	12.00	7.00	4.00	25.00	10.92

Total (DCF method)	1,471,794	3.75	15.00	5.68	4.00	33.00	7.54

Valuation method = liquidation method (LM)
Retail properties	5,740	4.75	4.75	4.75	—	—	—
Office properties	230	7.50	7.50	7.50	—	—	—
Other properties	11,833	5.00	9.50	5.58	—	—	—

Total (liquidation method) (LM)	17,803	4.75	9.50	5.34	—	—	—

Total	1,489,597				—	—	—

Multiplier net rental	12.58

Investment properties as at 31/12/2013

Valuation method = discounted-Cashflow (DCF)
Retail properties	655,994	5.00	15.00	6.25	5.50	25.00	8.16
Office properties	447,308	4.00	12.00	5.54	4.00	20.00	7.12
Hotel properties	185,611	5.00	6.25	5.61	6.25	6.75	6.48
Other properties	73,697	5.00	14.00	7.86	6.00	30.00	11.46

Total (DCF method)	1,362,610	4.00	15.00	6.01	4.00	30.00	7.76

Valuation method = liquidation method (LM)
Retail properties	24,500	5.00	7.50	5.78	—	—	—
Office properties	450	7.50	7.50	7.50	—	—	—
Other properties	27,131	3.00	8.00	5.07	—	—	—

Total (liquidation method) (LM)	52,081	3.00	8.00	5.43	—	—	—

Total	1,414,691

Multiplier net rental	12.68

As at 31 December 2014, the fair value of investment property totalled EUR k 1,489,597 (31/12/2013: EUR k 1,414,691). At EUR k 1,395,907 as at 31 December 2014, the properties which were in the portfolio on both 1 January and 31 December 2014 (base portfolio with no acquisitions or reclassifications) represent 94.0% of the value of the portfolio.

The 2.4% change in the value of the properties which were in the portfolio on both 1 January and 31 December 2014 (base portfolio) in comparison to 31 December 2013 is based on positive market developments, especially in Berlin, the reduction in the EPRA Vacancy Rate and the continuous increase in effective rents. Whereas the strategic portion of the base portfolio in question—which corresponds to 94.0% (2013: approximately 90.0%) of the entire portfolio—increased in value by 2.0% (2013: 5.3%), the value of the non-strategic portfolio increased by 8.1% (2013: -2.1%). The positive change in the value of the non-strategic portfolio is essentially based on the increase in the value of inner-city development sites in Berlin which are intended for a quick sale.

With a fair value of EUR k 1,471,794 as at 31 December 2014 (31/12/2013: EUR k 1,362,610), the properties measured using the discounted cash flow method represent 98.8% (31/12/2013: 96.3%) of the portfolio.

These overviews present the measurement gains and losses of undeveloped land under the header “Liquidation method” in the “Other properties” asset class. As at 31 December 2014, the fair value of undeveloped land was EUR k 8,881 (31/12/2013: EUR k 17,894) and it represented 0.6% (31/12/2013: 1.3%) of the total portfolio of investment property.

The fair value of the properties (with the exception of undeveloped land) measured using the liquidation method was EUR k 8,922 as at 31 December 2014 (31/12/2013: EUR k 34,187), which represents 0.6% of the portfolio (31/12/2013: 2.4%).

No significant changes were made to the valuation methods or models in the reporting period.

The calculation of the fair value by the independent expert was based on the following rental data on each reporting date:

Portfolio overview by asset class

	Investment properties EUR k	EPRA vacancy rate in %	Average effective rent[1] EUR/sqm	Proportion of temporary rental agreements in %	WALT temporary rental agreements Years
Investment properties as at 31/12/2014

Valuation method = discounted cash flow (DCF)
Retail properties	663,347	1.1	9.72	97.6	6.9
Office properties	547,145	7.0	9.39	91.9	5.6
Hotel properties	191,415	1.1	13.85	99.3	16.1
Other properties	69,887	10.1	3.49	78.8	5.9

Total (DCF method)	1,471,794	3.9	8.5	94.1	7.4

Valuation method = liquidation method (LM)
Retail properties	5,740	—	2.56	100.0	1.5
Office properties	230	—	—	—	—
Other properties	11,833	—	2.65	80.2	2.1

Total (liquidation method) (LM)	17,803	—	2.66	87.9	1.8

Total	1,489,597	3.9	8.41	94.1	7.4

Investment properties as at 31/12/2013

Valuation method = discounted cash flow (DCF)
Retail properties	655,994	1.6	9.55	97.7	7.7
Office properties	447,308	9.4	8.59	89.8	5.7
Hotel properties	185,611	4.5	13.74	99.9	17.4
Other properties	73,697	13.6	3.25	75.5	5.0

Total (DCF method)	1,362,610	5.7	7.92	93.3	8.0

Valuation method = liquidation method (LM)
Retail properties	24,500	—	4.46	100.0	3.9
Office properties	450	—	—	1.2	0
Other properties	27,131	—	2.32	72.0	1.8

Total (liquidation method) (LM)	52,081	—	3.63	90.3	3.4

Total	1,414,691	5.6	7.81	93.2	8.0

1	Effective rent per sqm of rented space, including owner occupancy by TLG IMMOBILIEN as at the reporting date; not including rental agreements starting in the future

The investment property featured an average EPRA Vacancy Rate of 3.9% on the reporting date, 31 December 2014 (31/12/2013: 5.6%). The further development of the EPRA Vacancy Rate is based on the location and attributes of each property. In general, retail and hotel properties can still be expected to have a lower vacancy rate than on 31 December 2014. The EPRA Vacancy Rate of office properties is expected to fall and the rate of other properties is not expected to undergo any significant change.

At 8.41 EUR/sqm (31/12/2013: 7.81 EUR/sqm) the average effective rent (including owner occupation by TLG IMMOBILIEN AG) improved by 7.7.%. At 7.4 years, the WALT (weighted average lease term) is lower than the previous year’s 8.0 years. Rental agreements which have been concluded but which do not commence until after the reporting date have not been disclosed on the reporting date. The future development of the rental income was forecast on the basis of individual assumptions made in the planning period. In doing so, rental income from ongoing rental agreements was differentiated from rental income from new rental agreements due to expected fluctuations. In the detailed planning period, the market rent increases at a specific rate on an annual basis. Overall, rental income is expected to increase moderately in the planning period.

Furthermore, as at the reporting date TLG IMMOBILIEN assumes that future fluctuations in fair value will not be caused by factors at the discretion of TLG IMMOBILIEN. Such factors include the discount and capitalisation rates used as part of the measurement in particular.

In addition to the calculation of the market value, a sensitivity analysis of changes to the discount and capitalisation rates was carried out. If the discount and capitalisation rates on which the measurement of the property is based were to rise or fall by 0.5 percentage points, this would result in the following values on 31 December 2014:

in EUR k	Investment properties in %	Discount rate
		-0.5%	0.0%	+0.5%
31/12/2014
Valuation method = discounted cash flow (DCF)
Capitalisation rate	-0.5	1,592,354	1,534,764	1,479,934
	0.0	1,525,984	1,471,794	1,419,944
	+0.5	1,469,524	1,417,454	1,368,024
Valuation method = liquidation method[1] (LM)
Capitalisation rate	0.0	18,020	17,803	17,680

Total[1]
Capitalisation rate	-0.5	1,610,374	1,552,567	1,497,614
	0.0	1,544,004	1,489,597	1,437,624
	+0.5	1,487,544	1,435,257	1,385,704

31/12/2013
Valuation method = discounted cash flow (DCF)
Capitalisation rate	-0.5	1,473,730	1,419,610	1,368,450
	0.0	1,413,660	1,362,610	1,314,110
	+0.5	1,362,360	1,313,590	1,267,110
Valuation method = liquidation method[1] (LM)
Capitalisation rate	0.0	53,110	52,081	51,650

Total[1]
Capitalisation rate	-0.5	1,526,840	1,471,691	1,420,100
	0.0	1,466,770	1,414,691	1,365,760
	+0.5	1,415,470	1,365,671	1,318,760

1	No sensitivity analysis is carried out for the capitalisation rate under the liquidation method

The following qualitative sensitivities exist with regard to a change in the other significant inputs and their impact on the fair value: An increase in rental income will lead to an increase in the value of the investment property. Likewise, an increase in the residual value will lead to an increase in the value of the property. An increase in the EPRA Vacancy Rate will lead to a decrease in the value of the property.

The following receivables arising from minimum lease instalments are expected in the next few years under the ongoing agreements as of 31 December 2014:

in EUR k	31/12/2014	31/12/2013
Due within 1 year	110,144	104,849
> 1 and 5 years	345,522	330,256
> after 5 years	366,733	418,930

Total	822,399	854,035

Contingent rent of EUR k 162 (2013: EUR k 247) was received in the 2014 financial year.

The majority of the investment property is encumbered with collateral rights for loans. The properties are generally freely disposable. Financed properties are normally secured by mortgages and are the subject of assignments of rights and claims arising from sales contracts. If a property is sold, the finance arrangement is dissolved by means of an unscheduled repayment.

2.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets developed as follows:

in EUR k	Owner- occupied properties	Technical equipment and machinery	Operating and office equipment	Intangible assets	Goodwill	Total
2014
Historical costs
as at 1/1/2014	17,103	2,728	5,769	7,098	5,823	38,520
Additions	201	167	114	245	1,164	1,892
Reclassifications under IAS 40	-3,470	1,944	1	—	—	-1,524
Disposals	—	72	273	36	—	381

as at 31/12/2014	13,834	4,768	5,611	7,307	6,987	38,506

Cumulative depreciation and amortisation
as at 1/1/2014	639	2,023	5,175	6,226	5,823	19,886
Additions	274	155	210	597	—	1,236
Reclassifications under IAS 40	—	1,903	—	—	—	1,903
Disposals	—	36	271	36	—	343
as at 31/12/2014	913	4,045	5,114	6,787	5,823	22,682

Net carrying amount as at 31/12/2014	12,921	723	497	520	1,164	15,824

2013
Historical costs
as at 1/1/2013	17,040	2,749	7,124	6,922	5,823	39,658
Additions	63	40	61	193	—	356
Disposals	—	61	1,416	17	—	1,494

as at 31/12/2013	17,103	2,728	5,769	7,098	5,823	38,520

Cumulative depreciation and amortisation
as at 1/1/2013	343	1,933	6,196	5,456	5,823	19,750
Additions	296	125	253	787	—	1,461
Disposals	—	35	1,273	17	—	1,325
as at 31/12/2013	639	2,023	5,175	6,226	5,823	14,064

Net carrying amount as at 31/12/2013	16,464	705	593	872	—	18,634

The properties used by the owner and measured under IAS 16 were reclassified as investment property due to a decrease in the area used by the owner in 2014.

3.	OTHER FINANCIAL ASSETS

The other financial assets are classified as follows:

in EUR k	31/12/2014	31/12/2013
Other loans	2,475	—
Restricted bank deposits	652	4,236
Sundry other financial assets	328	842

Total	3,456	5,077

Restricted bank balances mainly comprise deposits pledged to cover bank guarantees.

All the other loans (2013: EUR k 124 included in sundry other financial assets) are non-current; the remaining other financial assets are current.

4.	TRADE RECEIVABLES

The following table provides an overview of the trade receivables of the Group:

in EUR k	31/12/2014	31/12/2013
Trade receivables, gross	18,201	18,586
Allowances	-5,650	-7,019

Trade receivables, net	12,552	11,567
of which from letting activities	4,167	6,079
of which from the disposal of property	7,019	3,219
of which other trade receivables	1,365	2,269

The trade receivables are all short term.

See section I.1 for more details on valuation allowances and collateral received.

5.	OTHER RECEIVABLES AND ASSETS

The other receivables and assets comprise the following:

in EUR k	31/12/2014	31/12/2013
Accruals and deferrals	2,936	118
Receivables from other taxes	95	80
Prepayments	16	17
Accruals and deferrals from rental incentives granted	8,432	8,423
Receivables from recharged IPO costs	9,800	—
Sundry other assets	499	492

Total	21,778	9,129

The accruals and deferrals include negative start values from interest rate derivative financial instruments which are reversed over the term of the hedging instrument. The accruals and deferrals from rental incentives essentially comprise rent-free periods and subsidies for original hotel equipment.

The receivables from the recharging of IPO costs concerns the proportional assumption of the costs by existing shareholders.

EUR k 13,346 of the other receivables and assets is short term, the rest is long term (2013: EUR k 707).

6.	INVENTORIES

The inventories are classified as follows:

in EUR k	31/12/2014	31/12/2013
Land with completed buildings	412	2,724
Undeveloped land	1,065	3,981
Other unfinished buildings	—	6,680

Total	1,477	13,385

The following table contains more information on inventories:

in EUR k	2014	2013
Amount of inventories recognised as expenses in the reporting period	18,799	13,660
Amount of inventories held for more than one year	1,477	1,582

The reductions in all the items are in line with the company’s strategy of disposing of properties that are not relevant to its strategy. As at 31 December 2014, the portfolio essentially consisted of only undeveloped land intended for residential properties.

As at 31 December 2014, EUR k 0 has been provided as collateral for loans (2013: EUR k 6,680).

7.	CASH AND CASH EQUIVALENTS

The cash and cash equivalents comprise the following on the reporting dates in question:

in EUR k	31/12/2014	31/12/2013
Bank balances	152,590	138,909
Cash on hand	10	21

Total of cash and cash equivalents	152,599	138,930

Bank balances are subject to variable interest rates for callable loans. Short-term deposits are made for a range of periods of up to three months.

8.	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

In line with IFRS 5, only the assets for which management has committed to a plan to sell, the sale of which is highly probable within 12 months of classification as held for sale and which are being actively marketed for sale, are recognised as assets classified as held for sale on the reporting dates, 31 December 2014 and 31 December 2013.

Assets classified as held for sale

in EUR k	31/12/2014	31/12/2013
Investment property	21,991	17,817

Total of assets classified as held for sale	21,991	17,817

The carrying amounts of the assets classified as held for sale and the corresponding liabilities developed as follows:

in EUR k	2014	2013
Carrying amount as at 01.01	17,817	—
Reclassification from investment property	86,635	209,259
Disposal through the sale of land and buildings	-82,460	-191,442

Carrying amount as at 31.12	21,991	17,817

The results from the disposal of assets classified as held for sale are recognised under results from the disposal of investment property in the statement of comprehensive income.

9.	EQUITY

At the extraordinary general meeting of TLG IMMOBILIEN AG, Berlin, on 22 October 2014, the Management Board of TLG IMMOBILIEN AG was authorised, with the consent of the Supervisory Board, to increase the share capital of the company by up to EUR 30,651,163 until 21 October 2019 by issuing up to 30,651,163 new no-par value bearer shares in exchange for cash and/or in-kind capital contributions, either at once or in several stages. The authorisation to increase the share capital in accordance with Article 6 of the Articles of Association, resolved on by the general meeting on 25 September 2014 and valid until 24 September 2019, is rendered null and void by the introduction of the new authorised capital. By resolution of the extraordinary general meeting of TLG IMMOBILIEN AG, Berlin, on 22 October 2014, Article 6 (Authorised Capital) of the Articles of Association was amended accordingly.

The subscribed capital of the company totalled EUR k 61,302 on the reporting date (31/12/2013: EUR k 52,000). Following the capital increase in exchange for cash contributions on 22 October 2014, the company’s share capital of EUR k 52,000, divided into 52,000,000 registered ordinary shares with a theoretical par value of EUR 1.00, was increased by EUR k 9,302 to EUR k 61,302 by the issue of 9,302,326 no-par bearer shares. The shares issued in October 2014 have a theoretical par value of EUR 1.00 and entitlement to dividends from 1 January 2014. By resolution of the extraordinary general meeting of TLG IMMOBILIEN AG, Berlin, on 22 October 2014, Article 4 (Share Capital) of the Articles of Association was amended accordingly.

The capital reserves amount to EUR k 343,003 (31/12/2013: EUR k 410,249). The changes (EUR k 67,245) resulted from an additional contribution of EUR k 90,698 to the capital reserves as part of the IPO of TLG IMMOBILIEN AG, an additional contribution of EUR k 3,596 to the capital reserves from share-based payment to the management, a distribution of EUR k 158,547 to the shareholders and the offsetting of the equity transaction costs of EUR k 2,993, which were recognised directly in equity with no impact on earnings.

The retained earnings increased by EUR k 14,182 to EUR k 354,074 (31/12/2013: EUR k 339,939). This resulted from the net income for the year of EUR k 88,588 attributable to the shareholders of the parent company, as well as the distributions to the shareholders which reduced the retained earnings by EUR k 74,453.

Under § 58(2) of the German Stock Corporation Act (AktG) in conjunction with § 270(2) HGB, the Management Board of TLG IMMOBILIEN AG deposited an amount equal to 50% of the parent company’s net income (EUR 25.4 mn) into other retained earnings when preparing the financial statements.

The accumulated other reserves comprise actuarial gains and losses of EUR k 1,934 (31/12/2013: EUR k 1,028) and accumulated fair value adjustments of derivative financial instruments in cash flow hedges of EUR k 11,050 (31/12/2013: EUR k 124).

The deferred taxes are distributed under accumulated other reserves as follows:

in EUR k	Before deferred taxes	Deferred taxes	After deferred taxes
1/1/2014 – 31/12/2014
Group net income	118,022	-29,371	88,650
Fair value adjustments for interest rate derivatives in cash flow hedges	-15,800	4,874	-10,926
Actuarial gains and losses	-1,310	404	-906

Comprehensive income	100,911	-24,093	76,818

1/1/2013 – 31/12/2013
Group net income	108,942	-9,810	99,132
Fair value adjustments for interest rate derivatives in cash flow hedges	-180	56	-124
Actuarial gains and losses	-33	10	-23

Comprehensive income	108,729	-9,744	98,985

10.	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

Besides scheduled and unscheduled repayments, the liabilities due to financial institutions developed as follows due to the company’s financing activities:

The loan liability assumed from the shareholders in 2013 within the framework of a distribution and debt-discharging arrangement and valued at EUR k 74,929 on 31 December 2013, was repaid in full in 2014.

Furthermore, loans were valued at EUR k 256,214 in the 2014 financial year (2013: EUR k 252,511). All loans were taken out by TLG IMMOBILIEN AG.

The liabilities were generally secured by the provision of physical securities, the assignment of rights arising from the rental agreements and the pledging of shareholdings. The overwhelming majority of the properties in the portfolio serve as collateral.

Essentially, a bullet loan of EUR k 17,681—which matures in 2015—and the repayments to be made in 2015 were recognised as payable within one year as at 31 December 2014. Essentially, the residual balance of the loan of EUR k 74,929 assumed from the shareholders, project financing of EUR k 16,065 and loan repayments to be made in 2014 were recognised as payable within one year as at 31 December 2013.

The liabilities due to financiall instituitons have the following remaining terms:

in EUR k	31/12/2014	31/12/2013
Due within 1 year	39,345	113,225
Due after more than 1 year	731,102	513,002

11.	PENSION PROVISIONS

There are pension obligations towards (former) executives and managing directors who began working for the company between 1991 and 2001.

As at 31 December 2014, EUR k 3,543 of the present value of the performance obligation is attributable to the group of former scheme members and EUR k 4,698 is attributable to the group of pensioners and their surviving dependents. The average term of the commitments to the managing directors is 15.18 years. The company expects payments of EUR k 256 under pension schemes to be made in 2015 (previous year: EUR k 280).

The pension provisions for defined benefit plans are calculated on the basis of actuarial assumptions in accordance with IAS 19. The following parameters were applied in the financial year:

in %	2014	2013
Discount rate	1.80	3.10
Rate of pension progression[1]	2.00	2.00

1	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised

The 2005G mortality tables published by Dr Klaus Heubeck were used for the biometric assumptions.

For the defined benefit plans, the expenses in the financial years are broken down as follows:

in EUR k	2014	2013
Service cost	34	34
Interest expense	211	210

Total	245	244

The present value of the pension obligations developed as follows in the corresponding periods:

in EUR k	2014	2013
Present value of the obligations as at 01.01	6,931	6,888
Current service cost	34	34
Interest expense	211	210
Pension payments rendered by the employer directly	-245	-234
Actuarial gains/losses	1,310	33

Present value of the obligations as at 31.12	8,241	6,931

The new actuarial loss resulting from the adjustment of the discount rate this financial year was recognised in other comprehensive income (OCI). Of this amount, a gain/loss of EUR k -81 (2013: EUR k 33) is attributable to adjustments made in the current year based on past experience and a gain/loss of EUR k 1,391 (2013: 0) is attributable to changes to financial assumptions. Overall, the accumulated other reserves comprise actuarial losses of EUR k 2,797 (2013: EUR k 1,487).

Expenses of EUR k 880 (2013: EUR k 994) for defined contribution plans arose in the current year. These essentially consist of contributions to the statutory pension scheme.

Based on the obligations accounted for on the reporting dates, a change to the individual parameters would have had the following impact on the present value of the obligation if the other assumptions had remained constant.

Sensitivity analysis for 2014:

	Change to the assumption in %	Increase in the assumption EUR k	Decrease in the assumption EUR k
2014
Discount rate	1.00	7,137	9,618
Rate of pension progression[1]	0.50	8,656	7,861

2013
Discount rate	0.50	6,496	7,412
Rate of pension progression	0.50	7,084	6,789

1	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised

Increases and decreases in the discount rate, pension trends or mortality do not cause the same absolute amount of difference in the calculation of the pension provisions. If several assumptions are changed at once, the total amount does not necessarily have to correspond to the sum of the individual effects resulting from the changes to the assumptions. Furthermore, the sensitivities only reflect a change to the pension provisions for the specific magnitude of each change to the assumptions (e.g. 0.5%). If the magnitude of the change is different to that assumed, this will not necessarily have a linear impact on the amount of the pension provisions.

12.	OTHER PROVISIONS

The other provisions developed as follows in the financial year:

in EUR k	1/1/2014	Contribution	Utilisation	Release	31/12/2014
Provisions for personnel expenses from restructuring plan	2,845	—	2,845	—	—
Provisions for litigation risks	12,871	1,267	6,972	2,083	5,084
Sundry other provisions	477	293	155	8	607

Total	16,193	1,560	9,971	2,090	5,691

Provisions for personnel expenses from the restructuring plan are based on the restructuring measures implemented by the company in 2013 and corresponding staff cuts in 2013 and 2014. The restructuring measures were essentially complete as at 31 December 2014. The provisions were utilised in full.

In order to cover the risk of losing ongoing court cases, TLG IMMOBILIEN has formed provisions in the amount of the claims it expects. The majority of the provisions was formed for legal disputes in connection with the reclaiming of subsidies by a public bank. The provisions for litigation risks fell considerably in 2014 as a result of utilisation and releases.

13.	DEFERRED TAXES

The deferred tax assets and liabilities result from the following temporary differences and taxable loss carry-forwards:

in EUR k	31/12/2014		31/12/2013
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Investment property and owner-occupied property	2,873	162,197	2,167	89,000
Property, plant and equipment	590	—	628	—
Intangible assets	49	—	58	—
Financial assets	—	—	—	—
Other assets	2,696	2,805	937	4,468
Pension provisions	1,224	—	627	—
Other provisions	56	12	—	—
Financial liabilities	5,481	1,196	5,801	860
Other liabilities	1,126	774	1,710	2,191

Total of temporary differences	14,095	166,983	11,927	96,519
Loss carry-forwards	5,431	—	—	—
OBD	—	—	—	—

Total of deferred taxes before offsetting	19,526	166,983	11,927	96,519
Offsetting	16,520	16,520	8,379	8,379

Disclosure after offsetting	3,006	150,463	3,548	88,139

The deferred tax assets and liabilities before offsetting are expected to be realised as follows:

in EUR k	2014	2013
Deferred tax assets
realised after more than 12 months	16,169	3,480
realised within 12 months	3,357	8,447

Total of deferred tax assets	19,526	11,927

Deferred tax liabilities
realised after more than 12 months	165,987	89,000
realised within 12 months	996	7,519

Total of deferred tax liabilities	166,983	96,519

The sum of temporary differences associated with investments in subsidiaries and interests in joint ventures which will not be reversed in the foreseeable future in the sense of IAS 12.39 and for which no deferred taxes were recognised amounts to EUR k 468 (2013: EUR k 7,205). No deferred taxes were accounted for on outside basis differences.

14.	LIABILITIES

The liabilities are classified as follows:

in EUR k	31/12/2014	31/12/2013
Trade payables	13,876	14,573
Total other liabilities	13,896	19,520
Liabilities to employees	3,806	2,346
Prepayments received	3,183	465
Other taxes	1,364	1,620
Liabilities from recharged purchase prices	0	5,522
Investment grants	1,788	2,418
Liabilities to tenants	858	1,200
Sundry other liabilities	2,896	5,948

Total liabilities	27,772	34,093

The liabilities have the following remaining terms:

in EUR k	31/12/2014	31/12/2013
Up to 1 year	26,260	30,709
1 – 5 years	984	3,384
More than 5 years	528	0

The trade payables generally remained constant in comparison to the previous year. Of the EUR k 1,788 in investment grants, EUR k 1,512 is long term.

The increase in liabilities to employees is based on higher obligations including overtime and bonuses.

The prepayments received concern the disposal of investment properties.

The liabilities from recharged purchase prices as at 31 December 2013 comprise purchase prices received for properties disposed of by TLG IMMOBILIEN AG on behalf of the joint owners BEDIG AG i. L. and the state of Berlin.

The investment grants comprise received subsidies which are realised pro rata in net profit or loss over the term of the rental agreement.

Liabilities to tenants comprise credit differences between the annual invoices for service charges and the excess provisional payments by the tenants.

F.	NOTES ON THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

1.	NET OPERATING INCOME FROM LETTING ACTIVITIES

Net operating income from letting activities fell slightly (EUR k -5,987). Smaller properties were disposed of and high-quality individual properties were acquired as part of the portfolio optimisation process. The high-quality additions to the portfolio have not yet had a full effect on the net operating income from letting activities. This can be expected to happen in 2015.

The expenses from letting activities stand in direct correlation with net income as well as—in some cases—the vacancy rates of the properties, and fell slightly. The increase in other purchased services essentially results from expenses for recovery of rent arrears and actions for eviction (EUR k 411), for market valuations for measurement/disposal purposes (EUR k 542) and from project and site development (EUR k 795).

2.	RESULT FROM THE REMEASUREMENT OF INVESTMENT PROPERTY

The result from the remeasurement of investment property was positive, due mainly to the persistently favourable market conditions in the 2014 financial year. The change in value was primarily driven by the positive market trends, the falling EPRA Vacancy Rate and the continuous growth in effective rents.

The result from the remeasurement of investment property included EUR k 32,095 (2013: EUR k 14,180) attributable to properties classified as non-current assets classified as held for sale.

See section E.1 for more details.

3.	OTHER OPERATING INCOME

Other operating income developed as follows in the reporting periods in 2014 and 2013:

in EUR k	2014	2013
Reversal of provisions/liabilities and valuation allowances	1,867	9,525
Insurance indemnification	1,737	1,013
Income from the disposal of subsidiaries	117	0
TAG/TLG WOHNEN agency contract	640	1,629
Tenant maintenance contribution	503	677
Subsidies for environmental and contaminated land remediation	136	279
Derecognition of liabilities	0	1,765
Income from previous years	431	1,453
Income from recharged IPO costs	9,800	0
Sundry other income	1,608	2,345

Total	16,839	18,687

In 2013, the reversals of provisions/liabilities and valuation allowances included special effects such as income of EUR k 5,403 from the reversal of real estate transfer tax. Additionally, under an agreement with the creditor, interest provisions of EUR k 2,993 for the liabilities from recharged purchase prices were reversed.

The income from subsidies for environmental and contaminated land remediation was paid by national institutions as reimbursements of expenses incurred.

The income from recharged IPO costs results from the obligation of the existing shareholders to cover a portion of the IPO expenses incurred by TLG IMMOBILIEN AG in October 2014.

4.	PERSONNEL EXPENSES

Personnel expenses were as follows in the 2013 and 2014 financial years:

in EUR k	2014	2013
Salaries	10,199	12,777
Social security contributions and pension expenses	1,879	2,482
Bonuses	1,188	1,279
Severance packages	496	6,856
Share-based payment components under IFRS 2	3,596	0

Total	17,358	23,394

The decrease in expenses for salaries, social security contributions and bonus payments was attributable primarily to the decline in the employee headcount in connection with the restructuring measures.

The settlement expenses which, for example, were accrued by the reconciliation of interests of 7 March 2013 on the basis of the social plan of 1 November 2011 fell sharply for 2014.

Expenses for a share-based payment component for members of the management board were recognised in the first time in the 2014 financial year, in line with IFRS 2. See also section H.4.

5.	DEPRECIATION, AMORTISATION AND IMPAIRMENTS

Depreciation, amortisation and impairments developed as follows in the financial year and in the comparative period:

in EUR k	2014	2013
Amortisation of intangible assets	597	787
Depreciation of land, land rights and buildings	274	296
Depreciation of technical equipment and machinery	155	125
Depreciation of other equipment and office and operating equipment	210	253

Total	1,236	1,461

6.	OTHER OPERATING EXPENSES

Other operating expenses were recognised as follows in the 2014 and 2013 financial years:

in EUR k	2014	2013
Impairments of receivables	1,828	1,883
Consultancy and audit fees	10,924	1,998
General IT and administrative expenses	1,729	2,836
Impairments of inventory	0	840
Ancillary office costs	767	852
Corporate advertising	526	525
Vehicle and travel expenses	462	452
Other taxes	279	132
Other	1,521	2,043
Reversal of provisions/liabilities	-2,318	-3,748

Total	15,717	7,812

The increase in consultancy costs correlates to the preparation for, and execution of, the IPO and the restructuring of the company. A total of EUR k 9,800 for the sale of existing shares was covered by the shareholders.

The reduction in general IT and administrative expenses was brought about by cost-cutting measures.

The item “Other” essentially comprises losses from impairments of property, plant and equipment, the costs of further training and selling expenses.

“Reversal of provisions/liabilities” contains accrued invoices and provisions from the previous year for other expenses which proved to be less costly than anticipated.

7.	NET INTEREST

Net interest is broken down as follows:

in EUR k	2014	2013
Interest income from bank balances	-353	-465
Interest income from late-payment penalties and waivers	-227	-175
Other interest income	-40	-12

Total interest and similar income	-620	-652

Interest expenses for interest rate derivatives	4,025	6,996
Interest on loans	18,035	28,620
Interest expense from pension provisions	211	210
Other interest expenses	2,037	214

Total interest and similar expenses	24,308	36,039

Net interest expenses	23,688	35,387

The decrease in interest on loans essentially results from the full repayment of a loan taken over from the shareholders in the previous year and refinancing it at more favourable rates (see also section E.10).

The interest expense for interest rate derivatives was lower, particularly due to the fact that in March 2014 existing interest rate derivatives were reversed and then replaced by derivatives at lower rates.

8.	GAIN/LOSS FROM THE REMEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

In the 2014 financial year, there were expenses of EUR k 2,129 from marking derivative financial instruments to market (2013: income of EUR k 6,899). The expenses from these market value adjustments were essentially based on reversed interest rate derivative financial instruments in 2014.

There was no ineffectiveness in the derivative financial instruments designated as hedging instruments in the 2014 financial year.

9.	INCOME TAXES

The tax expense/income can be broken down as follows:

in EUR k	2014	2013
Current income tax	1,548	37,220
Prior-period income taxes	-35,378	260
Deferred taxes	65,459	9,810

Tax expense/income	31,629	47,290

The income in 2014 of EUR k 35,378 from income taxes from other periods resulted from the formation of a tax deductible reserve in accordance with § 6b of the German Income Tax Act (EStG).

The expected (notional) expenses for income taxes can be reconciled to the income taxes reported in the statement of comprehensive income as follows:

in EUR k	2014	2013
IFRS earnings before taxes	120,279	146,423

Group tax rate in %	30.77	30.88

Expected income taxes	37,010	45,215

Special trade tax regulations	209	671
Tax rate fluctuations	-347	—
Tax expenses for previous years	4,750	260
Tax-free income (2014: reserve under § 6b)	-3,003	759
Non-deductible operating expenses	1,091	409
Recognition of loss carry-forwards/ interest carried forward from previous years	-5,599	—
Unrecognised current income taxes in 2014	-350	—
Income tax reimbursement claims from 2013	-2,234	—
Other tax effects	102	-24

Effective income taxes in the statement of comprehensive income	31,629	47,290

Effective tax rate in %	26.30	32.30

The tax rate used to calculate the income tax computation is based on the current and—given the current legal situation—future corporate income tax rate of 15.0% (2013: 15.0%) and the solidarity contribution of 5.5% (2013: 5.5%) of the defined corporation tax less any credit. The trade tax multiplier for Berlin and the regions in which TLG IMMOBILIEN has business premises was 427.00% for the financial year (2013: 430.32%). After considering the collection rate and the base amount of trade tax of 3.5% (2013: 3.5%), the trade tax rate is therefore 14.945% (2013: 15.06%). The domestic tax rate on which the deferred taxes and expected (notional) tax expenses of the Group are calculated is therefore 30.77% in the reporting year (2013: 30.875%).

The deferred tax assets and liabilities before offsetting developed as follows as at the reporting date:

in EUR k	2014	2013
Deferred tax assets at the start of the reporting year	11,927	22,923
Change (in net profit or loss)	2,321	-11,062
Change recognised in equity	5,278	66

Deferred tax assets at the end of the reporting year	19,526	11,927

Deferred tax liabilities at the start of the reporting year	96,519	97,771
Change (in net profit or loss)	67,339	-1,252
Change recognised in equity	3,125	—

Deferred tax liabilities at the end of the reporting year	166,983	96,519

Deferred tax assets which are recognised directly to equity result from actuarial losses for pension obligations and hedge accounting reserves.

For more details on the deferred taxes reported in the statement of financial position, see section E.13.

10.	EARNINGS PER SHARE

The earnings per share are calculated by dividing the net income/loss for the period attributable to the shareholders by the weighted average number of ordinary shares in circulation within the reporting period.

	2014	2013
Net income attributable to the shareholders in EUR k	-88,588	-99,132
Average weighted number of shares issued in thousand[1]	53,794	52,000
Undiluted earnings per share in EUR	-1.65	-1.91
Diluting effect of share-based payment in thousand	12.7	—
Number of shares with a diluting effect in thousand	53,806	—
Diluted earnings per share in EUR	-1.65	—

1	Before the company became an Aktiengesellschaft, on 5 September 2014, it was a limited liability company (GmbH). Therefore, for the purposes of comparison, the value of the issued shares is the value that would have existed if the company had always been an Aktiengesellschaft with the same number of shares.

The share-based payment rendered to the Management Board has a diluting effect based on the service already delivered. The number of shares on the reporting date was increased by 12.7 thousand shares to a total of 53,806 thousand shares. For more information on share-based payments see section H4 and the Compensation Report.

G.	DISCLOSURES ON THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement reports the changes in the cash funds recognised in the statement of financial position through cash inflows and outflows in accordance with IAS 7.

In this regard, cash flows are broken down into cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. In line with IAS 7.18(b), cash flows from operating activities are derived from earnings before tax (EBT) using the indirect method. The cash flows from investing activities and cash flows from financing activities are determined based on cash receipts and payments.

The cash funds contain the recognised cash and cash equivalents, therefore also cash in hand and bank balances. Please see section E.7.

As an output of the calculation of cash flows from operating activities, earnings before tax (EBT) fell compared to the previous year. Overall, however, the net cash flows from operating activities increased by EUR k 6,698 as the interest paid fell by EUR k 9,823.

The cash flows from investing activities comprise cash investments and disposals. These cash flows fell by EUR k 241,430 to EUR k -20,538 in the 2014 financial year. The change is essentially based on significantly lower cash inflows from disposals of property, plant and equipment and long-term financial assets and increased acquisitions of investment property in comparison to the 2013 financial year. Additionally, a consolidated company was acquired in 2014 which reduced the cash flows from investing activities. This essentially includes the payment of the preliminary purchase price of EUR k 14,958 and the reversal of liabilities of EUR k 31,926. See also section C.2.

In terms of debt capital, the cash flows from financing activities contains disbursements to repay existing loans (2014: EUR k 109,540; 2013: EUR k 429,333). In contrast, the inflows from new loans remained almost entirely constant in comparison to the previous year. In equity, cash receipts of EUR k 100,000 from the issue of capital were recognised in 2014 in connection with the IPO of TLG IMMOBILIEN AG. In 2014, disbursements to shareholders resulted in liquidity pressure of EUR k 233,000. Overall, in 2014 the cash flows from financing activities increased by EUR k 170,003 to EUR k 13,674 compared to the previous year.

H.	OTHER INFORMATION

1.	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

Explanation of measurement categories and classes

The following table presents the financial assets and liabilities by measurement category and class. Hedge derivative financial instruments are also accounted for, although they do not belong to any of the measurement categories of IAS 39. Additionally, to facilitate reconciliation to the statement of financial position, non-financial liabilities are presented as well, even though they are not subject to IFRS 7:

	Measurement category in accordance with IAS 39	Measurement at amortised cost		Measured at fair value	No measurement category under IAS 39	No financial instruments under IAS 32	Total
in EUR k		Carrying amount	Fair value	Carrying amount	Carrying amount	Carrying amount	Carrying amount
2014
Other non-current financial assets	LaR	2,475	2,542				2,475
Trade receivables	LaR	12,552	12,552				12,552
Other current financial assets	LaR	981	981				981
Derivative financial insruments[1]	FAHfT			0			0
Cash and cash equivalents	LaR	152,599	152,599				152,599

Total financial assets		168,607	168,674	0	0	0	168,607

Liabilities due to financial institutions[2]	FLaC	770,447	819,243				770,447
Trade payables	FLaC	13,876	13,876				13,876
Derivative financial instruments[1]	FLHfT			0	17,814		17,814
Other liabilities	FLaC	13,896	4,185			9,712	13,896

Total financial liabilities		798,219	837,304	0	17,814	9,712	816,033

2013
Other non-current financial assets	AfS	124	N/A				124
Trade receivables	LaR	11,567	11,567				11,567
Other current financial assets	LaR	4,953	4,953				4,953
Derivative financial isntruments[1]	FAHfT			15			15
Cash and cash equivalents	LaR	138,930	138,930				138,930

Total financial assets		155,574	155,449	15	0	0	155,589

Liabilities due to financial institutions[2]	FLaC	626,227	640,477				626,227
Trade payables	FLaC	14,573	14,573				14,573
Derivative financial instruments[1]	FLHfT			18,608	180		18,788
Other liabilities	FLaC	19,520	11,983			7,537	19,520

Total financial liabilities		660,321	667,033	18,608	180	7,537	679,109

Categorisation of underlying inputs for fair value measurement in accordance with IFRS 13.93(b) and IFRS 13.97:

1	Derivative financial instruments: Level 2 with in the fair value hierarchy (measured on the basis of observable inputs/market data)
2	Liabilities due to financial institutions: Level 2 with in the fair value hierarchy (measured on the basis of observable inputs/market data)

The “Other long-term financial assets” class includes a granted loan as an item which is categorised as LaR. In the previous year, this class contained shares in companies that were not fully consolidated. These instruments were carried at amortised cost since there was no quoted price available for them on an active market and it was not possible to reliably determine their fair value. All shares in companies that were not fully consolidated were disposed of in 2014.

The carrying amounts of cash and cash equivalents, trade receivables, other financial assets, trade payables and other liabilities, corresponded to the fair values as at the reporting date for the most part, as they have short remaining terms.

Net results by measurement category

Under IFRS 7.20(a), the net gains and losses from derivative financial instruments are to be disclosed for every measurement category of IAS 39. This does not include the effects on earnings of derivative financial instruments in hedging relationships as these must be presented under the terms of separate standards and are therefore not attributable to any of the measurement categories of IAS 39.

The net results of financial instruments were as follows, broken down by the various measurement categories of IAS 39:

in EUR k		2014	2013
Loans and receivables	LaR	-659	-30
Held-for-sale financial assets	AfS	-117	3
Financial assets held for trading (at fair value through profit or loss)	FAHfT	0	218
Financial liabilities held for trading (at fair value through profit or loss)	FLHfT	2,960	-121
Financial liabilities measured at amortised cost	FLaC	20,072	28,833

Total		22,255	28,904

The net result of the “Loans and receivables” measurement category comprises net interest from liquid funds, valuation allowances and reversals of impairments resulting from the reversal of valuation allowances for rent receivable and the amortisation of rent receivable. Of the total, EUR k 620 (2013: EUR k 652) is contained in interest income.

The net result of the “Financial assets held for trading” measurement category comprises the net interest and expenses for derivative financial instruments (except those designated hedging instruments) and the results from the measurement of these derivative financial instruments at market value.

The net result of the “Financial liabilities measured at amortised cost” measurement category comprises interest expenses for ongoing debt service and the results from the repayment of loans, which are also recognised under interest expenses.

Principles of financial risk management

As part of its business activities, the TLG IMMOBILIEN Group is exposed to a variety of financial risks. In particular, these are the interest rate risk, the liquidity risk and the inherent risk of default in rental agreements and sales. These risks are independent types of risk which are under constant, systematic observation via the existing risk management system. They are assigned to executives in the various fields of the company who are responsible for their identification, monitoring, reporting, management and control. This method ensures a degree of congruence between the nature of the risk and the field of responsibility. A risk manual—which is updated continuously—governs the identification, monitoring, reporting, management and control of these and other corporate risks. Risk management is integrated into management accounting department at headquarters.

Default risks

The risk that a business partner—essentially tenants and purchasers of property—will be unable to meet its contractual payment obligations, thus causing the TLG IMMOBILIEN Group to suffer a loss, is known as the risk of default. Credit checks are carried out in order to control the risks of default.

Default risks exist primarily for trade receivables. The TLG IMMOBILIEN Group does not consider itself exposed to a significant credit risk with any of its contractual partners. The concentration of the credit risk is limited by the broad, heterogeneous customer base. Bad debt risks are minimised by the careful selection of contractual partners supported by professional credit checks. Additionally, standard hedging instruments such as guarantees, fixed charges, suretyships, letters of comfort, deductions and deposits are used. If necessary, valuation allowances are carried out for receivables.

The creditworthiness of contractual partners is monitored continuously. If a contractual partner’s creditworthiness should deteriorate significantly, the company will endeavour to remove the corresponding items from the statement of financial position as quickly as possible. The company will then not enter into any new items with such contractual partners.

The bank balances of TLG IMMOBILIEN AG are fully protected against the risk of bank failure by the protection schemes of German banks. TLG IMMOBILIEN AG regularly checks the banks’ membership in, and the coverage afforded by, the protection schemes.

The highest possible default risk is therefore the carrying amount of the financial assets, not including the value of received securities or other risk-reducing agreements. No guarantees were issued for subsidiaries or associated companies.

The following table shows the financial assets which were impaired on the reporting date:

	Carrying amount before allowances	Allowances	Residual carrying amount
31/12/2014
Trade receivables	18,201	-5,650	12,552
Other financial assets	3,522	-67	3,456

Total	21,724	-5,716	16,007

31/12/2013
Trade receivables	18,586	-7,019	11,567
Other financial assets	5,134	-57	5,077

Total	23,720	-7,076	16,644

Collateral exists for the gross trade receivables (essentially rent deposits of approximately EUR 5.2 mn (previous year: EUR 4.6 mn)) which can be used to offset outstanding receivables if the legal requirements are met.

The allowances were as follows in the 2014 financial year:

in EUR k	1/1/2014	Contribution	Utilisations	Reversals	31/12/2014
Trade receivables	7,019	1,467	-971	-1,866	5,650
Other financial assets	57	12	0	-1	67

Total	7,076	1,479	-971	-1,867	5,717

The allowances were as follows in the same period in 2013:

in EUR k	1/1/2013	Contribution	Utilisations	Reversals	31/12/2013
Trade receivables	8,386	1,621	-1,862	-1,127	7,019
Other financial assets	52	7	0	-2	57

Total	8,438	1,628	-1,862	-1,129	7,076

Additionally, the table below presents the age structure of the financial assets that were past due but not individually impaired as at the reporting date.

in EUR k	Carrying amount	of which neither impaired nor past due as at the reporting date	of which past due but not impairedas at the reporting date
			< 90 days	90 – 180 days	> 180 days
31/12/2013
Trade receivables	11,567	2,022	143	34	865
Other financial assets	5,077	4,395	26	6	19

Total	16,644	6,417	169	40	884

31/12/2014
Trade receivables	12,552	265	258	243	904
Other financial assets	3,456	919	45	0	0

Total	16,007	1,184	304	243	904

Neither impaired nor past due receivables are considered to be recoverable.

Offsetting of financial assets and financial liabilities

The following financial assets and financial liabilities are subject to offsetting:

Financial assets

in EUR k	31/12/2014	31/12/2013
Trade receivables
Gross amount of financial assets	16,899	17,289
Gross amount of financial liabilities offset in the statement of financial position	-17,157	-16,665
Net amount recognised in the statement of financial position under financial assets	1,699	2,395

Financial liabilities

in EUR k	31/12/2014	31/12/2013
Prepayments received towards operating costs
Gross amount of financial liabilities offset in the statement of financial position	16,899	17,289
Gross amount of financial assets	-17,157	-16,665
Net amount recognised in the statement of financial position under financial liabilities	-1,956	-1,771

The offsetting concerns the prepayments received from tenants towards the operating costs, which are offset against the corresponding receivables from tenants.

Liquidity risks

The risk that a company will be unable to meet its payment obligations on a contractually agreed date is known as the liquidity risk.

The treasury continuously monitors and plans the liquidity requirements of the Group in order to ensure its liquidity. Enough liquid capital to meet the obligations of the Group for a given period of time is always kept available.

Additionally, the Group has a short-term credit line of EUR k 500 which, if necessary, can be utilised. The credit line is unsecured.

The following table contains the contractually agreed (undiscounted) interest payments and repayments of the primary financial liabilities of the TLG IMMOBILIEN Group and the derivative financial instruments of the TLG IMMOBILIEN Group with a negative fair value. The maturities are based on the contractually defined fixed interest rates of the financial debt.

in EUR k	Carrying amount	Maturities
		< 1 year	1 – 5 years	> 5 years
31/12/2014
Liabilities due to financial institutions	770,447	57,103	313,449	496,959
Derivative financial instruments	17,814	4,023	12,156	2,012
Trade payables	13,876	13,876	0	0
Other liabilities	13,896	12,384	984	528

Total	816,033	87,386	326,590	499,499

31/12/2013
Liabilities due to financial institutions	626,227	123,890	261,447	318,064
Derivative financial instruments	18,788	6,234	14,431	-279
Trade payables	14,573	14,573	0	0
Other liabilities	19,520	16,136	3,384	0

Total	679,109	160,833	279,262	317,786

All instruments for which payments were contractually agreed as at the reporting date have been included. Planned figures for new liabilities in the future are not included. The variable interest payments from financial instruments are determined on the basis of the last specific interest rates before the reporting date. Financial liabilities that can be repaid at any time are always allocated to the earliest repayment date.

Some financing contracts provide for financial covenants (essentially the Group’s equity ratio, LTV, interest coverage ratio and debt service coverage ratio) whereby the bank can exercise its right of termination without notice if the covenants are not adhered to. The company covers the risk of a broken covenant by regularly inspecting the covenants and, if necessary, taking steps to adhere to the covenants. A broken covenant can also be remedied by means of unscheduled repayments, for example. No covenants were broken in 2014 or 2013. No breaches of covenant are foreseeable in the future.

Market risks (interest rate risks and foreign exchange risks)

Changes in interest rates can result in higher financing costs. The company accounts for this interest rate risk by creating interest rate hedges for loans with variable interest rates and by concluding agreements with fixed interest rates and terms spanning a number of years. The interest rate hedges include interest rate derivatives such as interest rate swaps and caps. The use of such interest rate derivatives is governed by guidelines. Under the guidelines, derivatives are only used for the purposes of hedging and never for trading. In general, there is a hedge for every loan with a variable interest rate. However, in certain cases the company does not create a hedge, such as for short-term loans.

The TLG IMMOBILIEN Group is not exposed to any foreign exchange risks as its major transactions are carried out in euros.

As at 31 December 2014, the portfolio contains the following derivative financial instruments whose maturity periods are as at the reporting date.

in EUR k	2014
	Fair value	< 1 year
Derivative financial instruments held for trading	0	0
of which caps	0	0
Derivative financial instruments held for trading	0	0
of which interest rate swaps	0	0
of which collars	0	0
Derivative financial instruments in hedging relationship	17,814	0
of which interest rate swaps	17,814	0

As at 31 December 2013 the portfolio contained the following derivative financial instruments:

in EUR k	2013
	Fair value	< 1 year
Derivative financial instruments held for trading	15	0
of which caps	15	15
Derivative financial instruments held for trading	-18,608	0
of which interest rate swaps	-16,835	0
of which collars	-1,773	0
Derivative financial instruments in hedging relationship	-180	0
of which interest rate swaps	-180	0

The derivative financial instruments are used as hedging instruments under IAS 39 if they meet the hedge accounting criteria. The cash flows from the underlying transactions—which are covered by cash flow hedge accounting—will arise from 2015—2024 and affect the statement of comprehensive income.

As in the previous year, in 2014 no ineffective part of a hedge was recognised in the statement of comprehensive income arising from hedge accounting.

The following table shows the amount recognised directly in other comprehensive income (OCI) during the reporting period. This corresponds to the effective part of the change in fair value of the hedging instrument.

in EUR k	2014	2013
Opening balance as at 01.01	-180	0
Recognition in accumulated other comprehensive income in the reporting period	-18,448	-180
Reclassified to profit or loss	2,648	0

Closing balance as at 31.12	-15,980	-180

Sensitivities

Under IFRS 7, interest rate risks are presented using sensitivity analyses. These analyses determine the impact of a change in market interest rates on the net interest and expenses, trading profit or losses, and on the equity on the reporting date.

The sensitivity analysis also factors in the impacts on equity and the statement of comprehensive income of TLG IMMOBILIEN that would result from a simultaneous fluctuation in the euro yield curve by +/-100 basis points. If the yield curve were to decline by 100 basis points, the interest rate would fall to 0.0% at the lowest. The cash flow effects from fluctuations in the yield curve merely concern the interest income and expenses for the next reporting period.

Based on the financial instruments held or issued by TLG IMMOBILIEN as at the reporting date, a hypothetical change—quantified by sensitivity analyses—in the interest rates on which each instrument was based on the reporting date would have had the following effects (before taxes).

	Effect on OCI		Effect on income
	+100 BP	-100 BP	+100 BP	-100 BP
31/12/2014
Financial liabilities	0	0	-3,660	285
Interest rate derivatives	19,061	-20,614	48	0

31/12/2013
Financial liabilities	0	0	-3,088	886
Interest rate derivatives	3,973	-4,340	7,009	-6,784

2.	NUMBER OF EMPLOYEES

On 31 December 2014, 145 staff were employed by the Group (31 December 2013: 197).

	31/12/2014	Average number of employees in 2014	31/12/2013	Average number of employees in 2013

Permanent employees	136	152	185	205
Temporary employees	9	9	12	13

Total	145	161	197	218

As in the previous year, full-time equivalents are not reported due to the low proportion of part-time employees.

3.	TOTAL AUDITOR’S FEE

The following fees have been recognised as expenses for the services rendered by the auditor of the consolidated financial statements in the financial year:

in EUR k	2014	2013
Audit services	247	143
Other assurance services	924	35
Other services	606	97

Total fee	1,777	275

Other assurance services essentially comprise the sending of comfort letters in connection with the offer of shares and the admission of the shares to the regulated market (Prime Standard) of the Frankfurt Stock Exchange.

Other services essentially comprise the costs charged for liability insurance related to comfort letters and plausibility checks of FFO forecasts.

4.	IFRS 2 PROGRAMMES

A)	LONG-TERM INCENTIVE PLAN (LTIP) WITH CURRENT SHAREHOLDERS

On 11 April 2014, the Management Board of TLG IMMOBILIEN entered into a bilateral bonus agreement with the direct shareholders of the company. Under the agreement, the beneficiaries will participate in any future realised appreciation in the value of the company in the form of a cash bonus payment.

The amount of the bonus to be paid will be determined on the basis of a reference value which is designed to reflect the appreciation of shareholders’ invested equity over the term of their investment. The reference value is determined as the total of distributions to the shareholders less contributions made by the shareholders into the investment. The bonus payment is based on a percentage of the reference value, linked to a 0.4% cap.

The bonus payment by the shareholders will be due if a number of requirements are met cumulatively.

•

Occurrence of an exit or partial exit event: neither the direct shareholders nor their associates continue to hold a direct or indirect interest in TLG IMMOBILIEN GmbH or the amount of their interest falls below the total of their current interest.

•	Distributions must exceed contributions paid by the shareholders by more than 50.0%.

•	At the (partial) exit date, the members of the Management Board of TLG IMMOBILIEN GmbH must continue to be regularly employed by the company.

The incentive programme stipulates a direct payment from the shareholders to the Management Board. The TLG IMMOBILIEN Group is not obliged to make these payments. This bonus programme is therefore accounted for as share-based payments granted to the Management Board of TLG IMMOBILIEN AG in accordance with IFRS 2. This is offset by an additional contribution by the shareholders into the capital reserves.

Based on the assessment of the Management Board of TLG IMMOBILIEN AG as to the likelihood of the aforementioned conditions being satisfied, a bonus payment can be considered likely. The bonus will vest over a total of 18 months after the agreement of the bonus arrangement.

B)	NEW LTIP MANAGEMENT BOARD CONTRACTS WITH EXISTING SHAREHOLDERS

As part of the IPO of TLG Immobilien, in September 2014 the previous long-term incentive contracts of the management dated April 2014 were rescinded and replaced by new contracts for the Management Board.

The new LTI contracts also provide for a scale in the sense of partial exit(s) and a final exit. Therefore, the first successful partial exit (IPO) will result in a fixed payment of EUR k 1,050 and the transfer of company shares to a market value of EUR k 300 per member of the Management Board.

Following a successful final exit or several subsequent exits leading up to a complete exit, more company shares to a market value of EUR k 850 per head will be transferred to the management. If several other partial exits take place, the second tranche is to be fulfilled proportionately. Similar to the original bonus agreement, the exit bonus agreement is to be recognised as an equity-settled share-based payment.

The replacement of the old contracts with the new contracts is accounted for as a modification of existing agreements in accordance with IFRS 2.28 f. This requires that the old commitment is accounted for as before, and any incremental fair value arising from the new commitment is also recognised as an expense from the modification date.

The incremental fair value is defined as the difference between the fair value of the original programme and the fair value of the new programme, each calculated as at the date of modification. Due to the organisation of the old and new programmes, additional reportable expenses totalling EUR k 1,384 arose on the date of modification. The following commitments to the members of the Management Board exist:

in EUR k	Fair value of old contracts	Fair value of new contracts	Incremental fair value
Peter Finkbeiner	1,508	2,200	692
Niclas Karoff	1,508	2,200	692

Total	3,016	4,400	1,384

These contracts will not affect the liquidity of TLG IMMOBILIEN AG. Likewise, the regulations of IFRS 2 have led to a recognition of expenses which differs in terms of both date and amount.

In the financial year, a total of EUR k 3,438 was recognised as expenses of TLG IMMOBILIEN AG in accordance with IFRS 2.

C)	LTI MANAGEMENT BOARD CONTRACTS

The new employment contracts for the members of the Management Board which were concluded in late September 2014 include a long-term incentive programme for each financial year from 2015 to 2018 (hereinafter referred to as the LTI tranche). An LTI tranche covers a 4-year period. Completion of the defined objectives is determined at the end of the fourth year by means of a comparison between current progress and the target.

The amount of LTI remuneration is contingent on the completion of certain objectives. In this regard, the major objectives are the improvement of the net asset value and the TLG IMMOBILIEN share price compared to the relevant EPRA Europe index.

The contracts of the members of the Management Board cannot be duly terminated. The contract will end if a member of the Management Board becomes permanently unable to work during the term of the contract. The member of the Management Board will receive 100% of his/her LTI if he/she was actively employed during the calendar year in which the evaluation of the objectives commenced. If the member of the Management Board was not employed for the full calendar year, the LTI shall be disbursed at a proportional rate.

The programme contains an option as to the type of settlement for the company and is treated as a share-based payment settled in equity instruments in accordance with IFRS 2. Based on the estimations of the Management Board as to the completion of performance hurdles, personnel expenses of EUR k 158 were recognised as at 31 December 2014 (2013: EUR k 0). An achievement rate of 123.0% was assumed. The fair value on the settlement date was EUR k 2,465. For more information on the Management Board contracts, see the disclosures in the Compensation Report.

5.	RELATED COMPANIES AND PARTIES

Related companies and parties are defined as companies and persons which have the ability to control or exercise significant influence over the TLG IMMOBILIEN Group, or which the TLG IMMOBILIEN Group controls or exercises significant influence over.

Accordingly, the members and close relatives of the Management and Supervisory Boards of TLG IMMOBILIEN AG are considered related parties and companies, as are members of management who exercise key executive functions and the TLG IMMOBILIEN Group’s subsidiaries, associates and joint ventures.

Before the IPO of TLG IMMOBILIEN AG on 24 October 2014, LSREF II East AcquiCo S.à. r.l., Luxembourg (East AcquiCo) and Delpheast Beteiligungs GmbH & Co. KG were shareholders of TLG IMMOBILIEN AG. After the IPO on 24 October 2014, the percentage of voting rights fell below the 50% threshold and amounted to 42.95% at the end of the year. Therefore, at the end of the year East AcquiCo still had what can be described as significant influence over TLG IMMOBILIEN AG. Therefore, EastAcquiCo and its related companies and parties represent related companies and parties of TLG IMMOBILIEN.

RELATED COMPANIES

In 2014, TLG IMMOBILIEN AG distributed EUR 233.0 mn to East AcquiCo and Delpheast Beteiligungs GmbH & Co. KG. In connection with the share-based payment of the Management Board, the two shareholders contributed EUR 3.4 mn to the capital reserves. The assumption of part of the costs of the IPO resulted in income of EUR 9.8 mn and corresponding receivables of EUR 9.8 mn.

In the 2013 financial year, TLG IMMOBILIEN AG distributed EUR 199.8 mn from the capital reserves, EUR 96.4 mn from the retained earnings and EUR 29.0 mn from retained earnings to the shareholders at the time. Instead of cash payments, TLG IMMOBILIEN AG covered the loans of the shareholders (EUR 325.2 mn) which served to discharge their obligations. Additionally, the shareholders contributed EUR 20.5 mn to the capital reserves.

The following table shows the receivables and liabilities on the reporting date, as well as the income and expenses of the financial year in connection with related companies:

in EUR k	2014	2013
Statement of financial position and statement of comprehensive income
Receivables from other related companies	85,000	0
Liabilities to other related companies	0	87
Expenses for transactions with other related companies (interest)	0	547
Expenses for transactions with other related companies (guarantee commissions)	230	159
Interest income from other related companies	17	0

Receivables from related companies concerns short-term bank balances held at IKB Deutsche Industriebank AG.

The results from interests in joint ventures are disclosed separately in the statement of comprehensive income for 2013. These interests were disposed of in 2013.

Related parties

In 2013 and 2014, TLG IMMOBILIEN paid the following remuneration to the members of the Management Board:

The total remuneration of the Management Board in 2014 was EUR 3.0 mn (2013: EUR 1.3 mn). Of this total remuneration, EUR 0.6 mn (2013: EUR 0.5 mn) is attributable to fixed components and EUR 2.3 mn (2013: EUR 0.3 mn) is attributable to variable components. In 2014, non-cash expenses of EUR 3.6 mn—which was allocated to the capital reserves—were attributable to additional share-based payments to the members of the Management Board which were covered by the former shareholders. In 2013, additional payments totalling EUR 0.5 mn were made due to the termination of employment contracts. See the Compensation Report, which is part of the management report, for more disclosures on the remuneration of the Management Board.

Remuneration paid to former members of the management totalled EUR 0.15 mn in 2014 (2013: EUR 0.15 mn). In 2014, EUR 2.8 mn was placed into provisions for pension obligations to former members of the management (2013: EUR 2.7 mn).

The Supervisory Board was established on 5 September 2014. In line with the Articles of Association, all Supervisory Board remuneration is payable at the end of each financial year. The remuneration paid pro rata to the members of the Supervisory Board for the 2014 financial year totalled EUR 0.1 mn (2013: EUR 0.0 mn). The expenses became cash items in 2015.

6.	CONTINGENT LIABILITIES

There are the following contingent liabilities for items for which the Group has issued guarantees to various contractual partners:

in EUR k	31/12/2014	31/12/2013
Land charges	796,221	623,175
Negative covenants	0	78

Total	796,221	623,253

7.	OTHER FINANCIAL OBLIGATIONS

As at the reporting date, the other financial obligations of the Group consisted of EUR k 630 (2013: EUR k 691) in future payments (net) resulting from operating leases and a purchase commitment of EUR k 54,253 (2013: EUR k 41,005) for investment property and property, plant and equipment.

The company has diverse service contracts for IT services, building cleaning, reception staff and security services, as well as vehicle rental contracts for its fleet of vehicles. Additionally, rental agreements on the leasing of space for archiving purposes were concluded in 2014. These operating leases serve the company’s ongoing business operations and are advantageous in that high-investment measures and the corresponding outflow of liquid capital are not necessary. The operating leases are not considered risky.

The obligations from future minimum lease instalments resulting from non-cancellable operating leases fall due as follows:

in EUR k	31/12/2014	31/12/2013
Due within 1 year	131	145
Due up to 2 years	58	65
Due up to 3 years	5	37

Total	194	247

There are also future payment obligations of EUR k 297 (previous year: EUR k 444) from service contracts and payment obligations of EUR k 139 (previous year: EUR k 0) from rental agreements.

The expenses for minimum lease instalments in the 2014 financial year totalled EUR k 216 (2013: EUR k 577).

8.	LIST OF SHAREHOLDINGS

As at 31 December 2014, TLG IMMOBILIEN AG holds interests in the following fully consolidated companies:

Name and registered offices of the company	Shareholding in %	Equity on 31/12/2014 in EUR k	Results of the 2014 financial year in EUR k
TLG Gewerbepark Grimma GmbH, Grimma	100	12,545	1,297
TLG Vermögensverwaltungs GmbH, i.L. Berlin	100	24	3
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100	27,783	1,355
Verwaltungsgesellschaft an der Frauenkirche mbH, i.L. Dresden	100	87	-4
TLG FAB S.à r.l.	94.9	32,407	86

Compared to the previous year, one company was added to the portfolio of fully consolidated companies. TLG FAB S.à r.l. was consolidated for the first time in the 2014 financial year. For more information see sections C.2 and C.3.

The portfolio of fully consolidated companies was as follows on 31 December 2013:

Name and registered offices of the company	Shareholding in %	Equity on 31/12/2013 in EUR k	Results of the 2013 financial year in EUR k
TLG Gewerbepark Grimma GmbH, Grimma	100	11,248	-6,623
TLG Vermögensverwaltungs GmbH, i.L. Berlin	100	251	-10
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100	26,428	1,370
Verwaltungsgesellschaft an der Frauenkirche mbH, i.L. Dresden	100	21	-8

As at 31 December 2014, two companies which were recognised at cost in the long-term financial assets of the Group on grounds of immateriality had been disposed of by TLG IMMOBILIEN. In the previous year, the situation was as follows on 31 December 2013:

	Shareholding in %	Equity on 31/12/2013 in EUR k	Results of the 2013 financial year in EUR k
Investitionsgesellschaft Hausvogteiplatz 11 Verwaltung mbH, Berlin	50	23	1
Investitionsgesellschaft Hausvogteiplatz 11 mbH & Co. KG, Berlin	50	267	43

9.	DECLARATION OF COMPLIANCE UNDER § 161 OF THE GERMAN STOCK CORPORATION ACT (AKTG)

The Management and Supervisory Boards have fulfilled the recommendations of the German Corporate Governance Code as set out in the management report. The declaration of compliance shall be made available to the shareholders when the annual report for 2014 is published in the Investor Relations section of the company’s website www.tlg.eu.

Berlin, 19 March 2015

Peter Finkbeiner	Niclas Karoff
Member of the Management Board	Member of the Management Board

The following English-language translation of the German-language audit opinion (Bestätigungsvermerk) refers to the consolidated financial statements of TLG IMMOBILIEN AG, Berlin, prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) as well as the group management report, prepared on the basis of German commercial law (HGB) as of and for the fiscal year ended December 31, 2014 as a whole and not solely to the consolidated financial statements presented in this Prospectus on the preceding pages. The group management report is not part of this Prospectus.

AUDIT OPINION

We have audited the consolidated financial statements prepared by TLG IMMOBILIEN AG, Berlin, comprising the statement of financial position, statement of comprehensive income, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the fiscal year from 1 January to 31 December 2014. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) is the responsibility of the company’s management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB (“Handelsgesetzbuch”: German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the group’s position and suitably presents the opportunities and risks of future development.

Berlin, 20 March 2015

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Plett	Pilawa
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Unconsolidated Annual Financial Statements

of TLG IMMOBILIEN AG

as of and for the year ended December 31, 2016

(prepared in accordance with German Commercial Code (Handelsgesetzbuch))

INCOME STATEMENT

for 2016

	2016		2015 EUR k
	EUR	EUR
1. Revenue		186,239,266.61	179,983
2. Increase in inventories of work in process		2,261,281.29	966
3. Other operating income		16,955,429.03	46,390

		205,455,976.93	227,339
4. Cost of materials
a) Disposals of real estate inventory at book value	21,707,336.69		13,885
b) Cost of purchased services	51,403,909.45		38,280

		73,111,246.14	52,165
5. Personnel expenses
a) Salaries	9,955,386.45		10,032

b) Social security, pension and other benefit costs Of which pensions: EUR 115.163,73 (prior year: EUR k 140)	1,051,428.31		1,473

		11,006,814.76	11,505
6. Amortization, depreciation and write-downs
a) of intangible assets and property, plant and equipment	52,778,167.60		56,351
b) of current assets in excess of write-downs that exceed customary write-downs for the company	0.00		8

		52,778,167.60	56,359
7. Other operating expenses		10,124,417.41	9,998

		58,435,331.02	97,312
8. Income from equity investments Of which from affiliates: EUR 3,301,467.02 (prior year EUR k 4,700)	3,301,467.02		4,700
9. Other interest and similar income	307,983.57		435
10. Interest and similar expenses Of which to affiliates: EUR 3,156.51 (prior year EUR k 8)	27,145,217.06		24,099

		-23,535,766.47	-18,964
11. Income taxes of which expenses from changes in deferred taxes: EUR 1,090,004.81 (prior year EUR k 7,245)		4,934,755.32	10,124

12. Earnings after taxes		29,964,809.23	68,224
13. Other taxes		2,219.53	6

14. Net income for the year		29,962,589.70	68,218
15. Retained profits brought forward		2,022,969.78	0
16. Withdrawal from other retained earnings		28,838,398.08	0
17. Appropriation to other retained earnings		0.00	17,644

18. Net retained profit		60,823,957.56	50,574

BALANCE SHEET

as at 31/12/2016

		31/12/2016	31/12/2015
ASSETS	EUR	EUR	EUR k
A. FIXED ASSETS

I. Intangible assets
Purchased software		248,887.35	402

II. Property, plant and equipment
1. Land, land rights and buildings including buildings on third-party land	1,449,333,268.50		1,255,381
2. Technical equipment and machines	139,521.00		276
3. Other equipment, furniture and fixtures	228,921.00		207
4. Prepayments made and assets under construction	4,436,019.75		17,136

		1,454,137,730.25	1,273,000
III. Financial assets
1. Shares in affiliates	264,731,978.12		80,653
2. Other loans	2,519,123.60		2,535

		267,251,101.72	83,188

B. CURRENT ASSETS

I. Inventories
1. Real estate	712,204.02		1,289
2. Work in progress	19,660,848.91		17,399

		20,373,052.93	18,688
II. Receivables and other assets
1. Trade receivables	4,956,005.23		10,759
2. Receivables from affiliates	4,296.02		0
3. Other assets	1,865,963.62		5,028

		6,826,264.87	15,787
III. Cash on hand and bank balances		63,755,845.59	180,366
C. PREPAID EXPENSES		6,523,215.41	7,066

		1,819,116,098.12	1,578,497

BALANCE SHEET

as at 31/12/2016

EQUITY AND LIABILITIES	EUR	31/12/2016 EUR	31/12/2015 EUR k
A. EQUITY

I. Subscribed capital		67,432,326.00	67,432
Of which contingent capital: EUR 33,716,163.00 (previous year EUR k 26,000)
II. Capital reserves		486,342,615.49	486,343
III. Retained earnings
Other retained earnings		24,342,956.83	53,181
IV. Net retained profit		60,823,957.56	50,574

		638,941,855.88	657,530
B. SPECIAL ITEM FOR INVESTMENT GRANTS AND INVESTMENT SUBSIDIES		11,612,652.12	12,705
C. Provisions
1. Provision for pensions and similar obligations	5,918,584.00		6,301
2. Tax provisions	3,971,930.54		6,540

3. Other provisions	15,406,221.35		11,615

		25,296,735.89	24,456
D. LIABILITIES
1. Liabilities to banks	1,044,362,485.76		786,067
2. Prepayments received	23,542,014.94		25,352
3. Trade payables	6,248,342.12		7,031
4. Liabilities to affiliates	9,257,530.61		4,895
5. Other liabilities	4,927,656.70		6,394
Of which taxes: EUR 1,728,135.96 (previous year EUR k 1,346)
Thereof for social security: EUR 425.00 (previous year EUR k 1)

		1,088,338,030.13	829,739
E. DEFERRED INCOME		693,397.62	924
F. DEFERRED TAX LIABILITIES		54,233,426.48	53,143

		1,819,116,098.12	1,578,497

NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG BERLIN

1.	GENERAL

The annual financial statements for the 2016 financial year were prepared in accordance with the provisions of the German Commercial Code (HGB) for large companies as well as the German Stock Corporation Act (AktG). The total cost method was used to present the statement of profit or loss.

The company is registered in the commercial register of the local court of Berlin Charlottenburg under the name TLG IMMOBILIEN AG with headquarters in Berlin and the number HRB 161314 B.

The report on the position of TLG IMMOBILIEN AG (TLG IMMOBILIEN) and of the Group was compiled according to § 315 (3) HGB.

The annual financial statements and the report on the position of the company and of the Group of TLG IMMOBILIEN for the 2016 financial year will be submitted to the operator of the Federal Gazette and published therein.

The annual financial statements of TLG IMMOBILIEN as well as the annual report for the 2016 financial year are also available online at www.tlg.eu.

The shares of TLG IMMOBILIEN are listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange.

As at 31 December 2016 TLG IMMOBILIEN AG held direct and indirect interests in the following companies. Unless indicated otherwise, the figures were valid as at 31 December 2016.

Name and registered offices of the company	Interest %	Equity on the reporting date EUR k	Income in the financial year EUR k
TLG CCF GmbH, Berlin[1]	100.000
TLG MVF GmbH, Berlin[1]	100.000
TLG Sachsen Forum GmbH, Berlin	100.000	24,104	79
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100.000	22,200	1,175
TLG Fixtures GmbH, Berlin	100.000	359	-1
TLG Vermögensverwaltungs GmbH, Berlin i. L.	100.000	75	-1
TLG CCF S.C.S., Luxembourg[2]	100.000	26,647	164
TLG MVF S.C.S., Luxembourg[2]	100.000	5,895	255
TLG FAB S.à r.l., Luxembourg	94.896	33,665	1,986

1	Different financial year (30/06). As it was established in the 2016 financial year, it has not yet been necessary to prepare annual financial statements.
2	Financial statements for the 2014 financial year.

As a rule, the financial statements have not yet been ratified. Equity and net income are based on German GAAP or local GAAP of the country in which each company is based.

2.	ACCOUNTING AND VALUATION METHODS

The annual financial statements have been prepared with consideration for the new regulations of the German Accounting Directive Implementation Act (BilRUG) for the first time. This has not resulted in any changes to the annual financial statements.

The following accounting and valuation methods were used in the preparation of the statement of financial position and the statement of profit or loss:

Intangible assets are recognised at their historical cost and, provided that they deteriorate, are amortised based on their useful lives (three or five years; linear method).

Property, plant and equipment is recognised at the lower of historical cost or fair value if its impairment is permanent and is depreciated using the linear method based on its conventional useful life. Borrowing costs are not capitalised.

Land, land rights and buildings used for long-term business operations are measured at the lower of historical cost or fair value and, provided that they deteriorate, are depreciated based on their conventional useful lives.

Write-downs and reversals of write-downs are carried out according to the statement on accounting “Bewertung von Immobilien des Anlagevermögens in der Handelsbilanz” (IDW RS IFA 2) published by the German Institute of Auditors (IDW) on 27 April 2015. An asset is only presumed to be impaired temporarily if verifiable circumstances make it reasonable to expect that there will no longer be a reason to write it down in the medium term, i. e. within a period of normally three to five years. The write-down is reversed in the financial year in which there was previously a reason to write the asset down.

Low-value assets with a net individual value of up to EUR 150 have been depreciated or amortised in full or recognised as expenses in the year in which they were acquired; it is assumed that they are disposed of immediately. With regard to assets with a net individual value of between EUR 150 and EUR 1,000, for the sake of simplicity the collective tax item that has to be formed each year has been added to the statement of financial position and depreciated at a rate of 20 % p. a. in its year of addition and in the four following years.

Financial assets are recognised at the lower of historical cost or fair value and loans are always recognised at their nominal value.

Properties classed as inventories are recognised at the lower of historical cost or fair value.

The work in progress is primarily the result of the capitalisation of unpaid operating costs less reductions for vacancies and default risks.

Receivables and other assets have all been recognised at their nominal value. Identifiable risks were taken into consideration by means of individual allowances.

The reversal of the special item for investment subsidies and grants is based on the useful lives of the subsidised assets.

The provisions for persons and similar obligations are determined by means of the projected unit credit method in combination with the 2005G mortality tables published by Dr Klaus Heubeck. They were discounted using the average market interest rate based on an assumed remaining term of 15 years of 4.01% (previous year 3.88%). This is based on the interest rates published by the German Central Bank (Deutsche Bundesbank) according to §253 (2) HGB and the method specified in the German Regulation on the Discounting of Provisions (RückAbzinsV). The discount rate is based on the average market interest rate for the past ten years. The recognition of the provisions based on the seven-year and ten-year average interest rates produces a difference of EUR 585,129 which is subject to distribution restrictions according to §253 (6) HGB. As expected, salary increases and fluctuations were not taken into account. Expected pension increases were taken into account at a rate of 2% (previous year 2%) or, if committed to, at a rate of 1% (previous year 1%).

The tax provisions and other provisions take all unknown liabilities and threatening losses from pending transactions into account. They have been recognised at the settlement amount deemed necessary using equitable business judgement (i. e. including future increases in costs and prices). The provisions are therefore short-term and have not been discounted.

Liabilities were recognised at their settlement amounts.

In order to calculate deferred taxes due to temporary or semi-permanent differences between the measurement of assets, liabilities, deferrals and accruals under commercial law and their measurement for tax purposes, the amounts of the resulting tax burden and relief are measured using the individual tax rates of the company as at the settlement of the differences and are not discounted. Deferred tax assets and liabilities have been offset and produced a deferred tax liability.

The following accounting and valuation method was used wherever units of account were formed according to § 254 HGB:

Hedges have been formed in order to recognise economic hedging relationships in the statement of financial position. Therefore, positive and negative changes in value resulting from the hedged risk which balance one another out have been presented without affecting the statement of profit or loss (net hedge presentation method).

3.	ASSETS

The statement of changes in fixed assets, which is a component of the notes, contains information on the changes in assets.

As in the previous year, the trade receivables and receivables from affiliated companies were due in less than one year.

Of the other assets, EUR 0.2 m is due in more than one year (previous year EUR 0.2 m due in more than one year).

4.	EQUITY AND LIABILITIES

SHARE CAPITAL

TLG IMMOBILIEN has share capital of EUR 67.4 m. The share capital is divided into 67,432,326 no-par shares with a theoretical par value of EUR 1.00 per share.

AUTHORISED CAPITAL

The Management Board is authorised to increase the share capital of the company by up to EUR 24,521,163.00 (Authorised capital 2014/II) by issuing up to 24,521,163 new shares by 21 October 2019. The shareholders must always be granted subscription rights, although under certain circumstances the subscription rights of the shareholders can be excluded.

The Management Board is authorised to increase the share capital of the company by up to EUR 9,195,000.00 (Authorised capital 2016) by issuing up to 9,195,000 new shares by 30 May 2021. The shareholders must always be granted subscription rights, although under certain circumstances the subscription rights of the shareholders can be excluded.

CONTINGENT CAPITAL

By resolution of the general meeting on 31 May 2016, the share capital was increased by up to EUR 33,716,163 on a contingent basis (contingent capital 2016).

By resolution of the general meeting on 31 May 2016 and with the consent of the Supervisory Board, until 31 May 2021 the Management Board is authorised to issue the share capital of the company - once or multiple times - by means of options tied to debentures, warrant or convertible bonds, participation rights, participating bonds or mandatory convertible debentures up to the total nominal value of EUR 600,000,000 and to grant a proportional amount of the share capital totalling up to EUR 33,716,163 to the holders or creditors of the equally entitled partial debentures, options or conversion privileges for the shares of the company under the specific conditions of the debentures.

REVENUE RESERVES

While preparing the annual financial statements, the Management Board withdrew EUR 28.8 m from the other revenue reserves and transferred it to net profit.

ACCUMULATED PROFIT

By resolution of the general meeting on 31 May 2016, EUR 2.0 m was transferred from the net profit in 2015 to accumulated profit.

PROVISIONS

The other provisions totalling EUR 15.4 m mainly concern personnel expenses (EUR 2.3 m), long-term bonus schemes (EUR 1.8 m), expenses related to letting activities (EUR 3.4 m), outstanding invoices (EUR 1.8 m), litigation risks (EUR 0.2 m) and threatening losses for interest rate hedges (EUR 2.0 m).

LIABILITIES

The liabilities have the following terms:

	31/12/2016				31/12/2015
	Total	Up to 1 year	1 - 5 years	More than 5 years	Total	Up to 1 year
	EUR m	EUR m	EUR m	EUR m	EUR m	EUR m
Liabilities
to banks	1,044.4	65.5	527.4	451.6	786.1	36.2
from prepayments received	23.5	23.5	0.0	0.0	25.4	25.4
trade payables	6.2	6.2	0.0	0.0	7.0	6.4
to affiliates	9.3	9.3	0.0	0.0	6.4	6.4
other liabilities	4.9	4.0	0.5	0.5	4.9	3.7

Total	1,088.3	108.4	527.8	452.0	829.8	78.1

All liabilities to banks are secured by land charges.

There is no collateral for liabilities beyond the liabilities to banks.

The liabilities to affiliated companies (EUR 9.3 m) mainly consist of the claims of subsidiaries resulting from the cash management measures implemented by TLG IMMOBILIEN.

Of the other liabilities totalling EUR 4.9 m, EUR 1.2 m consists of grants for leased properties that have to be passed on to the lessees in the form of reduced payments over the term of the lease.

The deferred income of EUR k 693 essentially consists of advance rent payments.

The deferred tax liabilities are due to the following items and have changed as follows compared to the previous year:

	31/12/2016	31/12/2015	Change
	EUR k	EUR k	EUR k
Deferred taxes on differences for
Property, plant and equipment (offset)	-11,013	2,220	-13,233
Trade receivables	379	455	-76
Special tax item (§ 6b of the German Income Tax Act (EStG))	-48,575	-60,101	11,525
Pension provisions	534	611	-76
Other provisions	772	305	467
Other liabilities	0	-1	1
Deferred taxes for temporary differences	-57,903	-56,511	-1,392
Deferred tax assets on (tax related) interest carryforward	3,670	3,368	302
Net deferred taxes	-54,233	-53,143	-1,090

The calculation was based on a tax rate of 30.675%. This is determined by the currently applicable tax rates, indices and base amounts, as well as an average regional tax rate of 424%.

5.	CONTINGENT LIABILITIES

Of the credit of TLG IMMOBILIEN, EUR 0.6 m is restricted. Under a framework guarantee agreement with DKB (Deutsche Kreditbank), TLG IMMOBILIEN has entered into the obligation to pledge EUR 0.3 m of its bank balance (to match the guarantees) to the bank as collateral for guarantees it has issued that had not expired by the end of the term of the guarantee line. TLG IMMOBILIEN has duly fulfilled its obligations so far and has not had to resort to pledged credit. It is therefore unlikely that TLG IMMOBILIEN will be sued by DKB.

With regard to the acquisition of properties by subsidiaries, TLG IMMOBILIEN has issued a suretyship of EUR 1.5 m to each seller. It is unlikely that claims will be filed against the company.

Until the end of the following financial year, TLG IMMOBILIEN is liable towards affiliated companies whose liabilities it has undertaken to assume for the purposes of the regulations on exemption in § 264 (3) HGB in the amount of the obligations entered into by the reporting date. It is unlikely that claims will be filed against the company.

6.	SIGNIFICANT OFF-BALANCE-SHEET TRANSACTIONS AND OTHER FINANCIAL OBLIGATIONS

SIGNIFICANT OFF-BALANCE-SHEET TRANSACTIONS

Besides the contracts and outstanding measures disclosed under other financial obligations, there are no significant off-balance-sheet transactions with a considerable influence over the future financial position of the company.

OTHER FINANCIAL OBLIGATIONS

RENTAL, LEASE AND SERVICE CONTRACTS

The company has diverse service contracts for IT services, building cleaning, reception staff and security services, as well as vehicle rental contracts for its fleet of vehicles.

These operating leases serve the company’s ongoing business operations and are advantageous in that high investment measures and the corresponding outflow of cash are not necessary. The operating leases are not considered risky.

Due to the active agreements that could not be terminated as at the reporting date, the amounts payable in following years are as follows:

EUR k
2017	620
2018	312
2019	40

Total	972

Of the total amount, EUR k 256 is attributable to rental agreements, EUR k 519 is attributable to service contracts and EUR k 197 is attributable to leases.

The company has a commitment of EUR 5.8 m for contracted measures for investments in its property portfolio as well as acquisition projects where the services have not yet been rendered. The company also has other commitments that can be considered conventional for its line of business.

7.	DERIVATIVE FINANCIAL INSTRUMENTS

(EXCLUSIVELY TRANSACTIONS BASED ON INTEREST)

Type	Amount as at 31/12/2016	Fair value Hedging instrument	Potential loss (if applicable)	Line item (if recognized in the balance sheet)
	EUR m	EUR m	EUR m
Interest rate derivatives in designated hedges (fully effective)	422.5	-7.9	0.0	n/a
Interest rate derivatives in designated hedges (with ineffectiveness)	190.9	-10.4	-2.0	Other provisions

Total	613.4	-18.3	-2.0

Interest rate derivatives safeguard the interest rate of loans that have been taken out. They were measured using the mark-to-market method.

The following units of account were formed:

Underlying transaction/Hedging instrument	Risk/Type of valuation unit	Involved Amount Hedging instrument	Amount of the hedged risk
Loans to financial institutions/interest rate derivatives	Interest rate risk/Micro-hedges	EUR 613.4 m	EUR 613.4 m

The current cash flows from the underlying and hedging transactions are expected to balance one another out almost entirely in the 2017 – 2026 hedging period as the risk policies of the Group require risk-weighted items (the underlying transaction) to be secured by interest rate hedges of equal value and with the same currency and term as soon as they are created. As at the reporting date, the current cash flows from the underlying and hedge transactions almost completely balanced one another out. The net hedge presentation method was used to present them in the statement of financial position. The dollar offset method is used to determine the effectiveness of the hedge. The critical terms match method was used to evaluate the prospective effectiveness.

8.	TRANSACTIONS WITH RELATED PARTIES

No significant transactions took place with related parties under unusual conditions.

9.	INCOME

The revenue of EUR 186.2 m (previous year EUR 180.0 m) comprises EUR 153.7 m (previous year EUR 136.8 m) from letting activities, EUR 32.0 m (previous year EUR 42.9 m) from the sale of land and EUR 0.6 m (previous year EUR 0.3 m) from other goods and services.

Of the other operating income totalling EUR 17.0 m, EUR 2.4 m is attributable to income from the reversal of provisions. It also contains EUR 0.4 m in prior-period income. It contains income of EUR 1.1 m from the reversal of the special item for investment subsidies and grants. The income from reversals of write-downs of land and buildings was EUR 8.9 m and the income from the reimbursement of land redevelopment costs was EUR 2.1 m.

10.	EXPENSES

The amortisation of intangible fixed assets and depreciation of property, plant and equipment contain write-downs to the lower fair value totalling EUR 6.8 m due to a permanent impairment.

The other operating expenses of EUR 10.1 m contain allowances and impairments of receivables and other assets (EUR 0.6 m).

11.	ASSETS HELD IN TRUST

TLG IMMOBILIEN holds credit from rental deposits totalling EUR 3.1 m in trust (previous year EUR 3.0 m).

12.	STATEMENT OF EVENTS AFTER THE REPORTING DATE

With the approval of the Supervisory Board, on 30 January 2017 the Management Board of TLG IMMOBILIEN AG carried out a capital increase in exchange for cash contributions which involved the partial utilisation of the authorised capital for 2016.

As part of the capital increase, TLG IMMOBILIEN made 6.7 m new shares available to institutional investors at an issue price of EUR 17.20 per share by means of accelerated book building. The gross proceeds were therefore around EUR 116.0 m.

The company intends to use the net proceeds from the private placement to finance its most recent and future acquisitions of German office and retail properties in line with its stated acquisition criteria, as well as for general business purposes.

The new shares are fully entitled to dividends from 1 January 2016 onwards.

13.	AUDITOR FEES

The disclosures regarding auditor fees are made in the consolidated financial statements of TLG IMMOBILIEN which are available in the electronic Federal Gazette.

14.	NUMBER OF EMPLOYEES

In the financial year, TLG IMMOBILIEN AG employed an average of 106 permanent and five temporary personnel. Additionally, it employed an average of five apprentices and one member of staff on maternity leave.

15.	MANAGEMENT BOARD

The Management Board has the following members:

•	Peter Finkbeiner,

•	Niclas Karoff

The members of the Management Board perform their roles as their main occupation.

In 2016 the total remuneration of the Management Board was EUR k 1,233.

In 2016 the total remuneration for former members of the management was EUR k 153 from pensions. As at 31 December 2016 the pension provisions for former members of the management totalled EUR k 2,200.

More information on the remuneration of the Management Board is available in the management report (remuneration report).

16.	SUPERVISORY BOARD

The Supervisory Board consists of the following members:

Michael Zahn (Chairman of the Supervisory Board)	Member since 05/09/2014 Chairman since 08/09/2014
Chairman of the presidential and nomination committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Chairman of the capital measures committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
CEO of Deutsche Wohnen AG, Berlin
Chairman of the Supervisory Board of GSW Immobilien AG, Berlin
Chairman of the Supervisory Board of Eisenbahn-Siedlungs-Gesellschaft Berlin mbH, Berlin
Chairman of the Advisory Board of G+D Gesellschaft für Energiemanagement GmbH, Magdeburg
Chairman of the Advisory Board of Funk Schadensmanagement GmbH, Berlin
Member of the Advisory Board of DZ Bank AG, Frankfurt am Main
Member of the Advisory Board of Füchse Berlin Handball GmbH, Berlin	since 15/09/2016
Member of the Real Estate Advisory Board of GETEC Wärme & Effizienz AG, Magdeburg	since 08/11/2016

Alexander Heße (Vice-chairman)	05/09/2014 – 31/05/2016
Member of the presidential and nomination committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	01/10/2014 – 31/05/2016
Senior Managing Director and Co-Head European Real Estate Investments, Lone Star Germany Acquisitions GmbH
Chairman of the Supervisory Board of Globe Trade Center S.A., Warsaw
Director, Lone Star Spain Acquisitions SL, Madrid
Director, Lone Star France Acquisitions SARL, Paris
Director, Lone Star Netherlands Acquisitions B.V., Amsterdam

Dr Michael Bütter	since 25/09/2014
Member of the presidential and nomination committee of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Member of the capital measures committee of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
Member of the Executive Committee and Group General Counsel Scout 24 AG, Berlin
Member of the Board of Directors, ADO Properties S.A., Luxembourg
Chairman of the Audit Committee of ADO Properties S.A., Luxembourg
Member of the Investment and Finance Committee of ADO Properties S.A., Luxembourg
Member of the Advisory Board of Corestate Capital Holding S.A., Luxembourg	since 01/01/2017
Member of the Supervisory Board of Assmann Beraten + Planen AG, Berlin	since 01/04/2016

Dr Claus Nolting	since 05/09/2014
Member of the audit committee of TLG IMMOBILIEN AG, Berlin	since 25/09/2015
Lawyer and consultant
Vice-chairman of the Supervisory Board of IKB Deutsche Industriebank, Düsseldorf
Chairman of the risk and audit committee of IKB Deutsche Industriebank, Düsseldorf	since 25/02/2016
Member of the nomination committee of IKB Deutsche Industriebank, Düsseldorf
Member of the remuneration management committee of IKB Deutsche Industriebank, Düsseldorf
Member of the Supervisory Board of Hamburg Trust Real Estate Management GmbH, Hamburg
Member of the Supervisory Board of LEG Immobilien AG, Düsseldorf	since 19/05/2016
Chairman of the Supervisory Board of MHB-Bank AG, Frankfurt am Main	since 22/12/2016

Elisabeth Talma Stheeman	since 25/09/2014
Member of the audit committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Independent Non-Executive Board Director
Governor of the London School of Economics (LSE), London
Member of the audit committee of the London School of Economics (LSE), London	until 31/07/2016
Vice-chairperson of the financial committee of the London School of Economics (LSE), London	since 01/08/2016
Senior Advisor, Bank of England/Prudential Regulation Authority (PRA), London
Member of the Supervisory Board of Aareal Bank AG, Wiesbaden
Vice-chairperson of the risk committee of Aareal Bank AG, Wiesbaden
Member of the technology and innovation committee of Aareal Bank AG, Wiesbaden

Helmut Ullrich	since 23/07/2015
Chairperson of the audit committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 13/08/2015
Member of the capital measures committee of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
Member of the Supervisory Board of GSW Immobilien AG, Berlin
Chairperson of the audit committee of GSW Immobilien AG, Berlin

The total remuneration of the Supervisory Board in the 2016 financial year was EUR k 252. Additionally, the members are paid a net attendance fee of EUR 1,500 per day every time they attend a meeting. More information on the remuneration of the Supervisory Board is available in the management report (remuneration report).

17.	PROPOSED APPROPRIATION OF PROFITS

In accordance with the German Stock Corporation Act (AktG), the general meeting resolves on the appropriation of the net profit presented in the annual financial statements. It is likely that the payment of a dividend of EUR 0.80 per no-par value share from the net profit will be proposed to the general meeting. The dividend is based on the number of qualifying no-par value shares on the date of the resolution on the appropriation of the net profit by the general meeting. After the general meeting, the resolution on the appropriation of the net profit will be published in the Federal Gazette.

18.	INVESTMENTS SUBJECT TO DISCLOSURE ACCORDING TO § 160 AKTG

According to § 160 (1) no. 8 AktG, disclosures must be made regarding the existence of investments that have been reported to TLG IMMOBILIEN AG according to § 21 (1) or (1a) of the German Securities Trading Act (WpHG). The following table lists the investments reported to the company. Each disclosure was taken from the latest notification sent to TLG IMMOBILIEN AG by an entity obliged to provide it.

All publications by TLG IMMOBILIEN AG in connection with notifications of investments in the reporting year and beyond are available on the website of TLG IMMOBILIEN AG under www.tlg.eu > Investor Relations > Financial news. Please note that the last disclosed number of voting rights might since have changed within the thresholds without the shareholders being obliged to inform the company.

Entity obliged to report	Voting rights in the sense of § 21 and 22 WpHG (new)	Proportion of voting rights (new) in %	Affected threshold values	Proportion of instruments in the sense of § 25 (1) WpHG in %	Date threshold reached	Addition of voting rights in the sense of § 22 WpHG	Companies that have allocated 3% or more
GIC Private Limited	8,173,138	13.3	Crossing 3%, 5%, 10%		24/07/2015	No
ADAR Macro Fund Ltd.	4,947,165	7.34	Crossing 3%, 5%	2.67	14/11/2016	No
Welwel Investments Ltd.	4,947,165	7.34	Crossing 3%, 5%	2.67	14/11/2016	Yes	ADAR Capital Partners Ltd.
Allianz Global Investors GmbH	3,324,105	4.93	Shortfall 5%		09/11/2016	Yes	Allianz Global Investors GmbH
Principal Financial Group Inc.	2,282,192	3.38	Crossing 3%		03/02/2016	Yes
BlackRock, Inc.	2,431,742	3.28	Crossing 3%	1.11	07/02/2017	Yes
Artemis Investment Management LLP	2,018,896	2.99	Shortfall 3%		24/11/2016	Yes
Royale Universal Inc.	0	0	Shortfall 3%		01/05/2016	No

19.	CORPORATE GOVERNANCE

The declaration required by § 161 AktG has been submitted by the Management and Supervisory Boards and is available in the Investor Relations section of the website of the company, www.tlg.eu.

20.	GROUP AFFILIATION

TLG IMMOBILIEN AG is the parent company of the Group and prepares its own consolidated financial statements which are available in the electronic Federal Gazette.

Berlin, 10 February 2017
Peter Finkbeiner	Niclas Karoff
Member of the	Member of the
Management Board	Management Board

STATEMENT OF CHANGES IN FIXED ASSETS

01/01/2016 – 31/12/2016

	Acquisition and production costs					Accumulated amortisation, depreciation and write-downs					Net book values
	01/01/2016	Additions	Disposals	Reclassifications	31/12/2016	01/01/2016	Additions	Disposals	Reversals of writedowns	31/12/2016	31/12/2016	31/12/2015
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
A. FIXED ASSETS

I. Intangible assets
Purchasedsoftware	7,479,574.28	136,226.64	3,617.47	0.00	7,612,183.45	7,077,492.54	289,421.03	3,617.47	0.00	7,363,296.10	248,887.35	402,081.74

	7,479,574.28	136,226.64	3,617.47	0.00	7,612,183.45	7,077,492.54	289,421.03	3,617.47	0.00	7,363,296.10	248,887.35	402,081.74

II. Property, plant and equipment
1. Land, land rights and buildings, including buildings on third-party land	1,663,045,328.03	236,906,604.13	51,609,523.58	21,652,370.60	1,869,994,779.18	407,664,304.19	52,348,755.57	30,496,794.58	8,854,754.50	420,661,510.68	1,449,333,268.50	1,255,381,023.84
2. Technical equipment and machines	868,141.13	0.00	784,036.28	85,000.00	169,104.85	591,940.13	19,631.00	581,987.28	0.00	29,583.85	139,521.00	276,201.00
3. Other equipment, furniture and fixtures	3,618,662.96	150,299.64	1,669,247.67	0.00	2,099,714.93	3,411,911.60	120,360.00	1,661,477.67	0.00	1,870,793.93	228,921.00	206,751.36
4. Prepayments and assets under construction	17,136,229.07	9,151,243.94	114,082.66	-21,737,370.60	4,436,019.75	0.00	0.00	0.00	0.00	0.00	4,436,019.75	17,136,229.07

	1,684,668,361.19	246,208,147.71	54,176,890.19	0.00	1,876,699,618.71	411,668,155.92	52,488,746.57	32,740,259.53	8,854,754.50	422,561,888.46	1,454,137,730.25	1,273,000,205.27

III. Financial assets
1. Shares in affiliates	80,653,548.47	191,443,177.34	7,364,747.69	0.00	264,731,978.12	0.00	0.00	0.00	0.00	0.00	264,731,978.12	80,653,548.47
2. Other loans	2,534,620.47	62,197.09	77,693.96	0.00	2,519,123.60	0.00	0.00	0.00	0.00	0.00	2,519,123.60	2,534,620.47

	83,188,168.94	191,505,374.43	7,442,441.65	0.00	267,251,101.72	0.00	0.00	0.00	0.00	0.00	267,251,101.72	83,188,168.94

	1,775,336,104.41	437,849,748.78	61,622,949.31	0.00	2,151,562,903.88	418,745,648.46	52,778,167.60	32,743,877.00	8,854,754.50	429,925,184.56	1,721,637,719.32	1,356,590,455.95

The following English-language translation of the German-language audit opinion (Bestätigungsvermerk) refers to the annual financial statements and the combined management report of the company and the group of TLG IMMOBILIEN AG, Berlin, prepared on the basis of German commercial law (HGB) (“Handelsgesetzbuch”: German Commercial Code) as of and for the fiscal year ended December 31, 2016 as a whole and not solely to the annual financial statements presented in this Prospectus on the preceding pages. The combined management report of the company and the group is not part of this Prospectus.

AUDIT OPINION

We have audited the annual financial statements comprising the balance sheet, the income statement and the notes to the annual financial statements, together with the bookkeeping system, and the combined management report of the company and the group of TLG IMMOBILIEN AG, Berlin, for the fiscal year from 1 January to 31 December 2016. The maintenance of the books and records and the preparation of the annual financial statements and the combined management report of the company and the group in accordance with German commercial law are the responsibility of the company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the combined management report of the company and the group based on our audit.

We conducted our audit of the annual financial statements in accordance with Sec. 317 HGB (“Handelsgesetzbuch”: German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with (German) principles of proper accounting and in the combined management report of the company and the group are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the combined management report of the company and the group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and combined management report of the company and the group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the company in accordance with (German) principles of proper accounting. The combined management report of the company and the group is consistent with the annual financial statements, complies with the legal requirements and as a whole provides a suitable view of the company’s position and suitably presents the opportunities and risks of future development.

Berlin, 10 February 2017

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Kreninger	Pilawa
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

23.    VALUATION REPORT

Valuation Report in the form of a condensed valuation report (“Valuation Report”) “TLG IMMOBILIEN AG—Prospectus”

“TLG IMMOBILIEN AG”

Opinion of Market Value

as at

31 December 2016

on behalf of:

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

Germany

prepared by:

Savills Advisory Services Germany GmbH & Co. KG

Taunusanlage 19

60325 Frankfurt am Main

Germany

Report Date: 26 June 2017

Glossary

BaFin	Bundesanstalt für Finanzdienstleistungsaufsicht

BauGB	German Building Code

Capex	Capital expenditures

CESR	Committee of European Securities Regulators

CF	Cash flow

DCF	Discounted Cash Flow

DIN	Deutsches Institut für Normierung

EDD	Environmental Due Diligence

Empirica	Online Database for Real Estate Research

EPRA	European Public Real Estate Association

ERV	Estimated Rental Value

ESMA	European Securities and Markets Authority

GFA	Gross floor area

gif	Society of Property Researchers, Germany

GPV	Gross Present Value

IAS 40	International Accounting Standard 40

IASB	International Accounting Standards Board

IFRS	International Financial Reporting Standards

IFRS 5	International Financial Reporting Standard 5

IFRS 13	International Financial Reporting Standard 13

IVS	International Valuation Standards

NIY	Net Initial Yield

NOI	Net Operating Income

NPV	Net Present Value

Q&A	Question and answer process

RICS	Royal Institution of Chartered Surveyors

RIWIS	Regionales Immobilien-Wirtschaftliches Informations System (Online Database for Real Estate Research)

Savills	Savills Advisory Services Germany GmbH & Co. KG

TDD	Technical Due Diligence

TLG	TLG IMMOBILIEN AG

VAT	Value added tax

WAULT	Weighted Average Unexpired Lease Term

WiGeoGis	Provider of geomarketing and market data

Summary Overview

A.	Summary Overview

Type of Report

This report has been conducted in the form of a condensed Valuation Report for the determination of Market Value carried out by Savills Advisory Services Germany GmbH & Co. KG. The valuation is in accordance with the RICS Valuation—Professional Standards (January 2014) of the Royal Institution of Chartered Surveyors (“Red Book”) and the International Standards for the Valuation of Real Estate for Investment Purposes (“International Valuation Standards”).

The report has been carried out for a prospectus intended by the Instructing Party in connection with a public takeover offer in form of an exchange offer.

Subject of this Valuation Report is the real estate portfolio of TLG consisting of 392 properties as at Date of Valuation.

The Market Value determined by Savills is consistent with the Fair Value in accordance with IFRS 13 of the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB).

Date of Valuation

31 December 2016

Subject Portfolio

According to TLG, the Subject Portfolio comprises all 392 properties held as financial investments—IAS 40—or held as owner occupied properties—IAS 16—(properties with buildings as well as undeveloped properties) that belong to the portfolio of the Instructing Party on the relevant Date of Valuation. The Subject Portfolio does not include any of the properties not held as financial investments—IAS 40—or as owner occupied properties—IAS 16.

Please refer to the table below for a detailed view of the Subject Portfolio by use:

Portfolio overview by property type

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	WAULT
Retail	261	536,975	3.5%	2.3%	60,652,184	5.3
Office	47	504,024	5.6%	5.5%	58,030,270	5.0
Hotel	7	109,482	3.4%	2.6%	16,084,547	12.9
Retail—Mixed Use	17	68,898	4.8%	5.7%	8,548,435	6.1
Office—Mixed Use	13	100,151	9.1%	4.3%	9,018,532	4.0
Mixed Use—Others	10	48,577	5.8%	3.5%	3,547,852	8.5
Undeveloped Land	31	0		0.0%	11,161
Industrial-/Storage-/Logistics	5	47,374	24.4%	24.4%	877,437	7.0
Miscellaneous (Social-/Sport-/Leisure)	1	3,184	0.0%	0.0%	258,000	6.5

Total	392	1,418,665	5.5%	4.0%	157,028,418	6.0

Summary Overview

357 of the 392 Subject Properties are considered as properties producing sustainable rental income. The remaining 35 properties are either undeveloped plots of land (31) or subject to liquidation (4), i.e. the land value exceeds the value of these properties in their current use.

Summary of Valuation Results

Upon the assumption that there are no onerous restrictions or unusual outgoings of which we have no knowledge and based on the specific comments and assumptions set out in this Valuation Report, we are of the opinion that the aggregate of the individual Market Value of the freehold / leasehold interests of the Subject Properties of the Subject Portfolio, rounded at asset level, as at 31 December 2016, is:

EUR 2,236,504,000

(TWO BILLION TWO HUNDRED THIRTY SIX MILLION FIVE

HUNDRED FOUR THOUSAND EUROS)

Gross Present Value in EUR	2,394,167,050
Assumed Purchase Costs Total in EUR	157,663,050
Thereof Real Estate Transfer Tax in EUR	114,176,750
Thereof Notary Fees in EUR	21,340,400
Thereof Agency Fees in EUR	22,145,900

The following table shows aggregated data of the 357 properties with a sustainable cash-flow (excluding 35 Liquidation Properties) which represent 99% of the total Market Value.

Market Value in EUR per sq m	1,57	4
Gross Multiplier on Current Rent	14.1	2x
Gross Multiplier on Market Rent	13.8	8x
Net Initial Yield (NIY) on Current Rent	5.8	6%
Net Initial Yield (NIY) on Market Rent	6.0	0%

The Market Value of the Subject Portfolio is the aggregated total of the individual properties and not necessarily a figure that could be achieved if the Subject Portfolio were to be sold as a whole (Individual valuation principle).

Summary Overview

Between the date of valuation 31 December 2016 and the date of this report 26 June 2017 there have been material changes. Please refer to chapter F. Material Changes.

Breakdown of Market Value by Type of Use

Portfolio overview by use

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Retail	261	536,975	3.5%	2.3%	60,652,184	772,620,000	34.5%	1,439	12.74	12.97	6.4%	6.3%	5.3
Office	47	504,024	5.6%	5.5%	58,030,270	858,690,000	38.4%	1,704	14.80	14.24	5.7%	5.9%	5.0
Hotel	7	109,482	3.4%	2.6%	16,084,547	278,600,000	12.5%	2,545	17.32	16.90	5.0%	5.1%	12.9
Retail—Mixed Use	17	68,898	4.8%	5.7%	8,548,435	126,300,000	5.6%	1,833	14.77	13.98	5.6%	6.0%	6.1
Office—Mixed Use	13	100,151	9.1%	4.3%	9,018,532	151,290,000	6.8%	1,511	16.78	14.24	4.7%	5.7%	4.0
Mixed Use—Others	10	48,577	5.8%	3.5%	3,547,852	30,410,000	1.4%	626	8.57	10.94	9.9%	7.5%	8.5
Undeveloped Land	31	0		0.0%	11,161	7,874,000	0.4%		705.52		0.1%
Industrial-/Storage-/Logistics	5	47,374	24.4%	24.4%	877,437	7,110,000	0.3%	150	8.10	7.53	8.2%	9.8%	7.0
Miscellaneous (Social-/Sport-/Leisure)	1	3,184	0.0%	0.0%	258,000	3,610,000	0.2%	1,134	13.99	13.83	5.5%	5.5%	6.5

Total	392	1,418,665	5.5%	4.0%	157,028,418	2,236,504,000		1,576	14.24	13.98	5.8%	6.0%	6.0

The above shown overview also contains the undeveloped plots with a total area of 248,814 sq m. Some of these plots produce rental income, which amounts to an annual total rent of EUR 11,161 p.a. and which results in a Market Value of EUR 7,874,000.

Breakdown of Market Value by Asset Classification

Portfolio overview by Asset class

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Office	60	604,176	6.2%	5.3%	67,048,802	1,009,980,000	45.2%	1,672	15.06	14.24	5.5%	5.9%	4.9
Retail	278	605,872	3.6%	2.7%	69,200,619	898,920,000	40.2%	1,484	12.99	13.11	6.3%	6.3%	5.4
Hotel	7	109,482	3.4%	2.6%	16,084,547	278,600,000	12.5%	2,545	17.32	16.90	5.0%	5.1%	12.9
Other	47	99,135	14.5%	8.2%	4,694,450	49,004,000	2.2%	494	10.44	12.30	7.8%	6.6%	7.8

Total	392	1,418,665			157,028,418	2,236,504,000		1,576	14.24	13.98	5.8%	6.0%	6.0

Breakdown of Market Value by Municipalities

Geographical Portfolio Distribution by Market Value

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Berlin	55	454,282	8.6%	5.9%	55,191,862	893,800,000	40.0%	1,968	16.19	15.06	5.1%	5.6%	5.7
Dresden	52	205,570	3.1%	3.6%	22,015,172	324,876,000	14.5%	1,580	14.76	14.72	5.8%	5.9%	7.6
Rostock	22	106,840	6.6%	3.5%	12,840,183	177,130,000	7.9%	1,658	13.79	14.43	6.0%	5.7%	8.4
Leipzig	19	114,923	2.8%	3.2%	10,395,767	166,480,000	7.4%	1,449	16.01	14.64	5.3%	5.9%	6.5
Bernau bei Berlin	1	27,247	0.3%	0.2%	4,077,276	54,300,000	2.4%	1,993	13.32	12.90	5.9%	6.1%	4.4
Stralsund	5	17,656	14.7%	15.5%	2,548,096	38,610,000	1.7%	2,187	15.15	13.20	5.1%	6.1%	7.4
Strausberg	1	25,409	0.1%	0.3%	2,959,751	35,700,000	1.6%	1,405	12.06	12.65	6.3%	6.0%	3.6
Gera	7	35,018	8.4%	2.8%	2,163,314	22,240,000	1.0%	635	10.28	10.37	7.9%	7.9%	3.3
Wismar	2	16,665	2.5%	2.3%	1,862,748	22,930,000	1.0%	1,376	12.31	12.68	6.5%	6.3%	4.2
Magdeburg	9	20,228	7.7%	4.0%	1,945,022	16,920,000	0.8%	836	8.70	9.45	8.8%	8.0%	3.0
Remaining Municipalities	219	394,826	3.6%	1.8%	41,029,227	483,518,000	21.6%	1,225	11.78	12.32	7.0%	6.6%	5.6

Total	392	1,418,665	5.5%	4.0%	157,028,418	2,236,504,000		1,576	14.24	13.98	5.8%	6.0%	6.0

Summary Overview

Breakdown of Market Value by Tenure

Portfolio overview by Tenure

		Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Freehold	390	1,413,218	5.5%	4.0%	156,674,181	2,232,284,000	99.8%	1,580	14.25	13.98	5.8%	6.0%	6.0
Leasehold	2	5,447	0.0%	0.0%	354,237	4,220,000	0.2%	775	11.91	12.32	6.7%	6.5%	9.1

Total	392	1,418,665	5.5%	4.0%	157,028,418	2,236,504,000		1,576	14.24	13.98	5.8%	6.0%	6.0

Breakdown of Market Value by Ratio

Within the Subject Portfolio, there is only one Subject Property with a Market Value share of nearly 5.0% of the overall portfolio Market Value. This refers to the hotel and office building “Die Welle Mitte” (Property ID 485479, Karl-Liebknecht-Straße 32, 32A 32B in 10178 Berlin), which is located in City-Ost district of Berlin. This property is subject to a Market Value ratio of 4.76% (EUR 106,400,000) of the total portfolio Market Value. The total lettable area of this fully let property amounts to 33,941 sq m, while the remaining WAULT is 11.83 years. Based on the annual current rent of EUR 6,120,268, the multiple on current rent is at 17.38-fold, which corresponds to a net initial yield of 4.68%.

Breakdown of Market Value by Method of Valuation

Portfolio overview by Method of Valuation

		Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Discounted Cashflow	357	1,406,769	4.8%	3.9%	156,809,631	2,214,590,000	99.0%	1,574	14.12	13.88	5.86%	6.00%	6.0
Liquidation Value	35	11,896	87.9%	57.3%	218,788	21,914,000	1.0%	1,842

Total	392	1,418,665	5.5%	4.0%	157,028,418	2,236,504,000		1,576	14.24	13.98	5.8%	6.0%	6.0

Summary Overview

Breakdown of Market Value by Value (Positive/Negative)

In our valuation of the Subject Portfolio, we assessed five properties to have a negative value. The following table shows a breakdown of the properties with a negative value of EUR -1,051,000 in total.

However, such negative values are hypothetical. We have consequently assumed that these assets are not saleable, thereby concluding that they have a Market Value of EUR “zero” within the aggregate portfolio value.

Portfolio overview by positive/ negative Values

		Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Value	Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	EUR per sq m	x	x			years
Positive Market Values	387	1,418,665	5.5%	4.0%	157,028,418	2,237,555,000	1,577	14.25	13.99	5.8%	6.0%	6.0
Negative Calculatory Values—thereof	5	—			0	-1,051,000
482011—Apolda		—			0	-606,200
484564—Apolda		—			0	-26,200
484565—Apolda		—			0	-306,200
484566—Apolda		—			0	-26,200
484567—Apolda		—			0	-86,200

Instructions and Sources of Information

B.	Instructions and Sources of Information

I.	Scope of Instruction

Preamble

This Valuation Report has been prepared pursuant to the instruction letter of TLG Immobilien AG dated 21 December 2016, an agreement dated 2 December 2013 / 28 November 2013 between TLG and Savills, as amended by way of                      1. Supplement dated 1 August 2014, 2. Supplement dated 2 November 2015 and 3. Supplement dating 7 March 2016 / 10 March 2016 and 4. Supplement dated 26 October 2016 / 28 October 2016 (together the “Appointment Agreement”).

Savills hereby confirms that there is no conflict of interest in relation to the properties to be valued as at the Report Date or as at the Valuation Date.

Valuer

Savills Advisory Services Germany GmbH & Co. KG

Taunusanlage 19

60325 Frankfurt am Main

Germany

(Hereinafter referred to as „Savills“)

Report Date

The Report Date is 26 June 2017. The Valuation Report refers to the position as at the date it was originally issued on 26 June 2017 and Savills has taken no action, nor it is obliged to take any action, to review or to update the Valuation Report since the date it was originally issued on 26 June 2017.

Instruction

Savills carried out a determination of Market Value of the respective freehold and leasehold interests of the Subject Portfolio, which refer to all properties held as financial investments—IAS 40—or held as owner occupied properties—IAS 16—(properties with buildings as well as undeveloped properties) that belong to the portfolio of the Instructing Party on the relevant Date of Valuation.

For the purposes of this Valuation Report references to “Subject Property” or “Subject Properties” shall mean a reference to any property or properties within the Subject Portfolio.

The valuation is in accordance with the RICS Valuation—Professional Standards (January 2014) of the Royal Institution of Chartered Surveyors (“Red Book”) and the International Standards for the Valuation of Real Estate for Investment Purposes (“International Valuation Standards”).

Instructing Party

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

(Hereinafter referred to as „TLG“ or “the Instructing Party”)

Addressees

The Valuation Report is addressed to and only for the use of the following addressee:

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

Germany

The Valuation Report was prepared on the basis of contractual agreements and is subject to these. Savills is liable for contractual demands to the Addressees of the Report only. Savills is liable to the mentioned addressees solely to the extent of the agreed conditions. Savills do not accept any liability to other parties than the addressees or in case of a usage for a different purpose for the content of this report.

Purpose of Valuation

This Valuation Report is to be included in a prospectus as part of an offer document in connection with a public takeover offer in form of an exchange offer by the Instructing Party. For the avoidance of doubt, Savills prepared this Valuation Report only. Savills did not prepare (and does not accept any liability with respect to) any other parts of this prospectus.

Date of Valuation

Reference Date of Valuation is 31 December 2016.

Subject Portfolio

According to the information provided by TLG, the Subject Portfolio comprises all 392 properties held as financial investments—IAS 40—or held as owner occupied properties—IAS 16—(properties with buildings as well as undeveloped properties) that belong to the portfolio of the Instructing Party on the relevant Date of Valuation, but does not include any of the properties not held as financial investments—IAS 40—or as owner occupied properties—IAS 16.

Please refer to the table below for a detailed view of the Subject Portfolio by use:

Portfolio overview by use

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	WAULT
Retail	261	536,975	3.5%	2.3%	60,652,184	5.3
Office	47	504,024	5.6%	5.5%	58,030,270	5.0
Hotel	7	109,482	3.4%	2.6%	16,084,547	12.9
Retail—Mixed Use	17	68,898	4.8%	5.7%	8,548,435	6.1
Office—Mixed Use	13	100,151	9.1%	4.3%	9,018,532	4.0
Mixed Use—Others	10	48,577	5.8%	3.5%	3,547,852	8.5
Undeveloped Land	31	0		0.0%	11,161
Industrial-/Storage-/Logistics	5	47,374	24.4%	24.4%	877,437	7.0
Miscellaneous (Social-/Sport-/Leisure)	1	3,184	0.0%	0.0%	258,000	6.5

Total	392	1,418,665	5.5%	4.0%	157,028,418	6.0

357 of the 392 Subject Properties are considered as properties producing sustainable rental income, whereas the remaining 35 properties are either undeveloped plots (31) or subject to liquidation (4), i.e. the land value exceeds the value of these properties in their current use.

Interest Valued / Tenure

390 properties of the Subject Portfolio are held on the German equivalent of a freehold title, whereas two properties are subject to leasehold title.

Currency

The relevant currency for this valuation is EURO (€).

Publication / Disclosure

Savills acknowledges and agrees that this Valuation Report will appear in the prospectus of an offer document of TLG regarding the public takeover offer in form of an exchange offer by TLG IMMOBILIEN AG for WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft and will be used for the preparation of the information pursuant to Section 2 no. 2 of the German Regulation on the Content of the Offer Document, the Consideration for Takeover Offers and Mandatory Offers and the Relief from the Obligation to Publish and Launch an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) in conjunction with Section 7 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and Commission Regulation (EC) No. 809/2004 of April 29, 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements, as amended, including a following use in the course of the preparation of a listing prospectus for the listing of the new shares of TLG IMMOBILIEN AG offered as consideration for trading on the regulated market (Regulierter Markt) of the

Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post admission obligations (Prime Standard).

With the exception of the above-mentioned, neither the complete Valuation Report nor parts of the report or other references (with the exception of references in documents and presentations, which were prepared in context of the public takeover offer of TLG as well as the following listing of the new shares offered as consideration on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post admission obligations (Prime Standard)) may be used or published in other documents or in any other way without prior written consent of Savills. Savills has to be informed beforehand, in which way and to which context the information of this Valuation Report is supposed to be used. Consent cannot be withheld without reason.

The Valuation Report may be disclosed by its Addressees on a purely informational basis and without any assumption of liability by Savills for its content to their legal advisors and other advisors, which are bound by professional code of conducts, to all legal advisors of the Instructing Party, to banks regarding current and planned financings of the valuated portfolios, to rating agencies regarding the increase of share capital, to public institutions (for example BaFin) and to all of the aforementioned parties, where a disclosure is required in connection with the public takeover offer or the listing.

Nature and Source of Information relied on

The valuation has been substantially and mainly based upon the information supplied to us by TLG for the purposes of this Instruction. In case no updated information was specifically provided to us for this Instruction, we have relied on the information received during the previous instructions subject to the Subject Portfolio, i.e. quarterly update valuations up until Q4/2015 (fourth quarter 2015, date of valuation: 31/12/2015) and half-year valuation as of H1/2016 (first half 2016, date of valuation: 30/06/2016). TLG has confirmed that in case no updated information has been supplied for this Instruction, Savills may rely on that the previous information received in the context of previous valuations is still complete, correct and up to date.

Please refer to Section II “Sources of Information and Inspection” for a more detailed list of the information Savills has relied upon for the purposes of preparing this Valuation Report.

Definition of Value

We have been instructed to value the Subject Properties on the basis of Market Value in accordance with VPS 4.1.2 of the RICS Valuation Professional Standards 2014 (the “Red Book”) which is defined as follows:

“The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.”

The “Market Value” is consistent with the “Fair Value” in accordance with IFRS 13 of the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB), which is defined as follows:

“The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date:”

The assessment of Market Value has been carried out by Savills in accordance with the guidelines of the International Financial Reporting Standards (IFRS), the International Standards for the Valuation of Real Estate for Investment Purposes (International Valuation Standards), the Valuation Standards of the Royal Institution of Chartered Surveyors (Red Book) and in accordance with the relevant prospectus regulations applicable in Germany, including the CESR recommendations for the consistent implementation of the Committee of European Securities Regulators on prospectus 20 March 2013 (ESMA Update of the CESR recommendations).

For the avoidance of doubt, a valuation complying with the “Red Book” requirements is ipso facto compliant with the International Valuation Standards (IVS) and the Market Value pursuant to § 194 BauGB (German Building Code).

We confirm that we have sufficient current local and national knowledge of the particular property market involved and have the skills and understanding to undertake the valuation competently.

Place of Performance and Jurisdiction

German law applies. The place of performance is Berlin, and jurisdiction is Frankfurt/Main, Germany.

Assignment of Rights

The Addressees of this Valuation Report are not entitled to assign their rights under or in respect of the Appointment Agreement and this Valuation Report—either whole or in parts—to any third parties.

Declaration of Independence & Status of Valuer

Savills hereby confirms to the best of its knowledge and belief that it has carried out the determination of the Market Value in its capacity as external valuer and independent expert.

We further confirm that Savills is not aware of any actual or potential conflict of interest that might have an influence on its independent status. This declaration also includes all activities conducted by Savills in Germany with regard to the Subject Properties, which might be performed in addition to the valuation works of Savills.

The total fees earned by Savills from the Instructing Party (or other companies forming part of the same group of companies) are less than 5.0% of the total German revenues earned by Savills in the financial year 2016.

II. Sources	of Information and Inspection

Information Sources

For the purpose of this Instruction, we have relied on the information, provided to us by TLG:

•

Tenancy schedule as Excel-file as at 31 October 2016, received on 04 November 2016; amendments to the tenancy schedule as Excel-files as at 31 December 2016 for the properties, where material changes had taken place between 01 November 2016 and the date of valuation

•

Lease agreements and their amendments to individual Subject properties. Most significant lease agreements were verified against the information stated in the rent roll. However, a full verification of all entries in the tenancy schedule was not performed (as per Instruction)

•	Land register excerpts for all Subject Properties, in particularly:

-	for 25 properties the land register excerpts dated 2012

-	for 26 properties the land register excerpts dated 2013

-	for 89 properties the land register excerpts dated 2014

-	for 22 properties the land register excerpts dated 2015

-	for 226 properties the land register excerpts dated 2016

-	for 2 properties the land register excerpts dated 2012 and 2013

-	for 3 properties the land register excerpts dated 2014 and 2016

-	for one property the land register excerpts dated 2013 and 2014

-	for one property the land register excerpts dated 2015 and 2016

-	Cadastral maps for all Subject Properties

-	Letters of local authorities regarding public easements for 370 properties

-	Building permissions for a total of 320 properties

-	Information of local authorities regarding planning law for all Subject Properties

-	Information of local authorities regarding development charges and contracts for a total of 109 properties

-	Information regarding monumental protection for 385 properties

-	Public limitations and contracts regarding redevelopment areas for 350 properties

-	Private-law agreements (e.g. neighborhood agreements) for 40 properties

-	Calculations on lettable area according to DIN / gif for individual properties

We also considered information provided via Q&A- list dated 20-27 October 2016.

In case updated documents were not available for some properties for the purposes of this Instruction, we have relied on the information provided to us by TLG in the context of our previous valuations conducted on behalf of the Instructing Party, i.e. quarterly update valuations until Q4/2015 and half-year valuation as of H1/2016 and H2 2016 (second half 2016, date of valuation: 31/12/2016). TLG has confirmed that in case no updated information has been supplied for this Instruction, Savills may rely on that the previous information received in the context of previous valuation is still complete, correct and up to date.

Furthermore, we would like to draw your attention to the following documents, which were received for the update valuation as at H2/2016 and which were also applied for this Instruction:

•	Estimations regarding maintenance backlog (Capex), demolition costs, development costs and compensation amounts with regard to redevelopment areas as Excel-file as at November 2016

•	Soil and building contamination incl. cost estimations and probability of occurrence as Excel-file as at November 2016

•	Remaining construction costs of properties still under development as Excel-file as at November 2016

•	Purchase options with regard to the “leasing properties” as Excel-file as at May 2016

•	Overview of non-recoverable operating costs 2013/2014/2015 as Excel-file as at 27 November 2016, available only for the most relevant retail properties

We have also included the following sources into our valuation:

•	Savills Research

•	Land Valuation Boards (Gutachterausschuss) of the respective municipalities

•	Competition Analysis of Retailers published by Geoport

•	WiGeoGis

•	Empirica Online-Database

•	RIWIS Online-Database

•	Thomas Daily

Inspection

Savills has conducted either a full inspection or a drive-by inspection of the entire Subject Portfolio. All inspections have been conducted less than 12 months before the Date of Valuation at latest.

All conclusions made by Savills with regard to the condition and the actual characteristics of the land and buildings have been based on our inspection of the Subject Properties and on the documents and information provided (please see paragraph above).

For the avoidance of doubt, Savills did not carry out any building or structural surveys of the Subject Properties nor did it test any of installations (such as electrical, heating or other services or installations) at any of the Subject Properties. Moreover, the properties were not measured as part of Savills’ inspection. All of Savills’ conclusions resulting from its inspections are based purely on visual inspections without any verification as to their accuracy or completeness.

Furthermore, inspections that might cause damage to the Subject Properties have not been carried out. Statements about parts of the structure or materials which at the time of Savills inspection were covered or otherwise inaccessible are based on the information or documents provided to Savills by TLG (or on assumptions as more particularly set out in this Valuation Report).

Portfolio Overview

C.	Portfolio Overview

Portfolio Profile

As at Date of Valuation, the Subject Portfolio comprises 392 Subject Properties, which are mainly located in the newly-formed German states (incl. Berlin, Dresden, Rostock, Leipzig, etc.). Merely four office properties (ID 486283 in Essen, 486282 in Stuttgart, 486321 and 486322 in Frankfurt) are located in the former part of West Germany.

Overall the Subject Portfolio comprises:

Portfolio overview by property type

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	WAULT
Retail	261	536,975	3.5%	2.3%	60,652,184	5.3
Office	47	504,024	5.6%	5.5%	58,030,270	5.0
Hotel	7	109,482	3.4%	2.6%	16,084,547	12.9
Retail—Mixed Use	17	68,898	4.8%	5.7%	8,548,435	6.1
Office—Mixed Use	13	100,151	9.1%	4.3%	9,018,532	4.0
Mixed Use—Others	10	48,577	5.8%	3.5%	3,547,852	8.5
Undeveloped Land	31	0		0.0%	11,161
Industrial-/Storage-/Logistics	5	47,374	24.4%	24.4%	877,437	7.0
Miscellaneous (Social-/Sport-/Leisure)	1	3,184	0.0%	0.0%	258,000	6.5

Total	392	1,418,665	5.5%	4.0%	157,028,418	6.0

The above shown Current Rent include rent of owner-occupied area of EUR 727,513 p.a. and rent guarantees of EUR 1,580,476 p.a. for the property ID 486316 in Berlin, Kapweg.

357 of the 392 properties have a sustainable rental income situation. The remaining properties (35) are either undeveloped plots (31) or properties with non-sustainable rental income (4) respectively in need of development. The latter ones might be developed in order to generate rental income.

Tenure

390 properties are held in the German equivalent of freehold title, while two properties are held in leasehold.

Portfolio Overview

Location Analysis

A share of 63.9% of the current rental income is generated in the East German major cities of Berlin, Dresden, Rostock and Leipzig. 62.1% of the total lettable area of the portfolio is located in these cities as well.

Portfolio Overview

Top 10 municipalities by current rental income

#	Municipality	Lettable area	Lettable units	Current rental income	Average remaining lease term	Current rental income with lease expiry
		sq m	number	EUR p.a.	years
1	Berlin	454,282	5,388	55,191,862	5.67	97.4%
2	Dresden	205,570	2,918	22,015,172	7.60	89.8%
3	Rostock	106,840	1,332	12,840,183	8.41	89.1%
4	Leipzig	114,923	1,556	10,395,767	6.47	96.0%
5	Frankfurt am Main	58,342	1,049	9,809,932	7.11	99.7%
6	Bernau bei Berlin	27,247	986	4,077,276	4.44	93.0%
7	Strausberg	25,409	1,443	2,959,751	3.60	96.2%
8	Stralsund	17,656	279	2,548,096	7.41	83.1%
9	Gera	35,018	692	2,163,314	3.31	96.0%
10	Magdeburg	20,228	823	1,945,022	3.01	88.1%
> 10	Remaining	353,150	14,315	33,082,043	5.01	97.6%

Top 10 municipalities by current rental income

With regard to the total Market Value of the TLG portfolio, 69.9% are located in cities of Berlin, Dresden, Rostock and Leipzig.

Portfolio Overview

Portfolio Composition as at Date of Valuation 31 December 2016

Portfolio overview by use*

	Lettable area	Vacancy	Current rental income	Average remaining lease term	Current rental income with lease expiry
	sq m		EUR p.a.	years
Retail	535,190	3.7%	64,568,141	5.35	98.9%
Office	561,184	6.2%	60,471,245	5.01	96.7%
Commecial	81,182	6.5%	3,277,066	4.83	67.1%
Storage	56,069	16.4%	2,383,686	7.53	77.6%
Residential	21,177	0.8%	1,795,811	1.12	2.6%
Hotel / Restaurant	101,092	0.9%	13,555,187	13.98	99.7%
Nursing Home	11,415	2.8%	1,090,043	13.89	100.0%
Logistic	98	100.0%	—
Other Area	41,567	11.8%	3,679,895	4.64	99.0%
Leisure	9,692	20.7%	671,234	4.55	100.0%

Subtotal	1,418,665	5.5%	151,492,308	6. 08	95.9%

	Lettable units	Vacancy	Current rental income	Average remaining lease term	Current rental income with lease expiry
	number		EUR p.a.	years
Internal Parking	5,687	9.2%	2,884,421	6.56	75.2%
External Parking	24,247	3.4%	790,280	4.84	45.2%
Rental Guarantee	4	25.0%	1,314,736	0.83	100.0%
Other Unit	843	44.1%	546,674	3.41	68.4%

Subtotal	30,781	5.6%	5,536,110	4. 35	76.1%

Total			157,028,418	6. 03	95. 2%

*	As at date of valuation; not including future lease contracts

Retail and office areas account for 73.4% of the lettable space of the Subject Portfolio.

The average unexpired lease term of the Subject Portfolio is ca. 6.03 years, with 95.2% of the rental income being covered by tenancies which are subject to fixed lease terms. 4.8% of the rental income results from tenancies with indefinite lease terms and therefore remain unconsidered in the calculation of the average lease term.

Portfolio Overview

Distribution of lettable area per use*

*	Overview excludes units.

Distribution of current rental income per use

Portfolio Overview

Top Tenants

Netto Marken-Discount AG & Co. KG as well as REWE Markt GmbH Zweigniederlassung Ost are the two most important tenants within the portfolio. A total of 12.5% of the current rental income is generated by these two tenants.

Top 10 tenants by current rental income

	Tenant	Let area	Let units	Current rental income	Average remaining lease term	Current rental income with lease expiry
		sq m	number	EUR p.a.	years
1	Netto Marken-Discount AG & Co. KG	122,663	7,149	13,900,979	5.63	99.7%
2	REWE Markt GmbH Zweigniederlassung Ost	49,229	1,316	6,608,871	6.21	100.0%
3	THR Hotel am Alexanderplatz Berlin Betriebs- und Management GmbH	26,907	73	4,706,400	14.08	100.0%
4	Daimler Real Estate GmbH	17,815	156	4,456,058	2.75	100.0%
5	AIR Liquide Global Solutions Germany GmbH	25,567	459	4,211,772	9.00	100.0%
6	Penny-Markt GmbH	33,660	969	4,130,190	5.62	100.0%
7	OstseeSparkasse Rostock	23,326	74	4,013,581	13.76	100.0%
8	Hellweg Die Profibaumärkte GmbH & Co. KG	41,153	1,057	3,981,348	7.96	100.0%
9	Bundesanstalt für Immobilienaufgaben	27,185	54	3,389,230	3.36	99.8%
10	Stadt Leipzig Amt für Gebäudemanagement Abt. kaufm. GM / SG	43,504	108	3,205,842	8.52	100.0%
> 10	Remaining	930,128	17,633	104,424,147	5.33	92.9%

Portfolio Overview

Top tenants by current rental income

Valuation Considerations and Parameters

D.	Valuation Considerations and Parameters

In this chapter, we comment on our assumptions and considerations in order to arrive with our opinion of Market Value.

Please note that our opinion of Market Value is carried out on the basis of a number of assumptions (hereafter referred to as “Valuation Assumptions”). In the absence of any information to the contrary in the Report, our opinion of Value is based on our General Valuation Assumptions enclosed in Chapter H “General Valuation Assumptions and Applied Definitions”.

Our General Valuation Assumptions will be supplemented or amended by our individual considerations, including underlying assumptions, as described in the following sections. Our individual considerations are based on additional assumptions to our General Valuation Assumptions (especially to find in Chapter H) which were adopted specifically with respect to our Opinion of Value of the assets which are subject to this Report.

If any of the aforementioned assumptions (General or individual valuation assumptions or other) are subsequently found to be incorrect or invalid, our Opinion of Value may need to be reconsidered.

I.	Method of Valuation

General Valuation Procedure

The valuation has been carried out on a single property basis. Each property has been valued individually.

Valuation Models

For the long-term income-based properties, we have used a Discounted Cash Flow (DCF) model.

Properties with buildings in a very bad technical condition that do not allow for sustainable revenue generation have been valued according to a Liquidation Value Method (land value less demolition costs and, if applicable, including remaining net operating income).

The valuation of undeveloped plots of land has been carried out by means of the comparative value method under consideration of land values by the local land valuation boards. If necessary, the residual method has also been used to check the plausibility of these land values.

For more details about the model and the underlying definitions of the key parameters, please refer to Chapter H “General Valuation Assumptions and Applied Definitions” of this Valuation Report.

II.	Portfolio Considerations

1.	Constituents of the Subject Properties

Fixtures in the Subject Properties, such as passenger and goods lifts, other conveyor installations, central heating installations and other technical installations have been regarded as integral parts of the Subject Properties and have, therefore, been reflected in our determination of Market Value. Tenant’s fixtures and fittings that would normally be the property of the tenant have not been reflected in our valuation.

2.	Legal Aspects

Land Register

With regard to legal matters, we relied on the information and documents mentioned under A.II—Sources of Information and Inspection received for the purposes of this Instruction. In case a property related impact on value was identified based on the provided legal documents, this has been reflected accordingly in our calculation of the Market Value.

For the purposes of this Instruction, we received updated land register excerpts (and related documents) for 230 properties altogether. In case updated documents were not available for some properties, we have relied on the information provided to us in our previous valuations conducted on behalf of the Instructing Party, i.e. quarterly update valuations up until Q4/2015 and both half-year valuations 2016. TLG has confirmed that in case no updated information has been supplied for this Instruction, Savills may rely on that the previous information received in the context of previous valuation is still complete, correct and up to date.

According to the provided documents, there are several common entries in the respective Section II of the individual land register excerpts, such as pipe way-leaves, rights of way etc. For the purpose of our valuation, we assumed no impact on value resulting hereof.

With regard to two Subject Properties, the respective land register excerpts contain in section II encumbrances regarding leasehold titles and ground rent payments, which we have reflected accordingly in our valuation. These are as follows:

Leasehold properties

Proprerty ID	Address	Zip Code	Municipality	Tenure	Ground Rent (Erbbauzins) EUR p.a.	Leasehold Expiry Date
482028	Eichenweg 2	01468	Moritzburg	Leasehold	0	11/06/2043
486020	Jan-Maat-Weg 24-27	18055	Rostock	Leasehold	18,504	31/12/2070

				Total	18,504

According to provided information, there are no ground rent payments by TLG concerning the Subject Property in Moritzburg (482028). In this case, the tenant/lessee is contractually obliged to pay the ground rent directly to the lessor, so that there are no financial obligations in this regard concerning TLG.

Further Legal Aspects

For the purposes of this Instruction we have relied on the information provided to us by TLG in the course of the latest half-year update valuation as of H2/2016. In case updated documents were not available for some properties we have relied on the information provided to us by TLG in our previous valuations conducted on behalf of the Instructing Party, i.e. quarterly update valuations up until Q4/2015 and half-year valuation as of H1/2016. TLG has confirmed that in case no updated information has been supplied for this Instruction, Savills may rely on that the previous information received in the context of previous valuation is still complete, correct and up to date.

3.	Technical Aspects

In case that obvious damages were identified during site inspections, we were provided with specific cost estimates for remediation of damages (Capex) by TLG. In addition to these cost estimates, we have also received an overview of repair costs (Capex) from TLG for the Subject Properties which were only inspected externally.

According to information provided by TLG, the total estimated repair costs (CAPEX) amount to EUR 33,255,158. Please note that this Capex figure considers repair costs over a projection period of up to ten years. The total amount is not valid immediately.

Out of the above mentioned amount for Capex EUR 11,897,200 (35.8%) refer to the following four properties:

•

TLG Nr. 46903 (Berlin): EUR 3,750,000 assumed for redevelopment of the plot for mixed use (construction of residential apartments over the existing supermarket after expiry of the current lease contract).

•

TLG Nr. 441356 (Berlin): EUR 3,750,000 assumed for redevelopment of the plot for mixed use (construction of residential apartments over the existing supermarket after expiry of the current lease contract).

•	TLG Nr. 486288 (Leipzig): EUR 2,438,333 assumed mostly for renovation of the shopping centre “Brühl-Arcade”.

•	TLG Nr. 486292 (Berlin): EUR 1,958,867 assumed for renewal of the fire protection system and general modernization of the building.

All repair costs (Capex) have been considered accordingly in our valuation.

Please note that Savills has not been instructed to perform any technical due diligence and does not possess the necessary detailed technical information. Therefore, no reliance can be given with regard to the accuracy and completeness of the provided repair costs (Capex) mentioned above.

4.	Environmental Aspects

With regard to soil and building contamination, we have been provided with respective information regarding remediation costs on property level by TLG.

Costs above a materiality threshold of EUR 20,000 EUR were considered in our valuation. According to the TLG, marginal cost items below 20,000 EUR are only costs for investigations regarding suspected cases, which can usually be covered by the budget reserved for regular ongoing maintenance.

In our valuation, only those costs have been considered, which are not covered by an indemnity by the Federal Republic of Germany. As a former federal company, TLG is exempt (to a certain extent) from incurring remediation costs, i.e. the federal government bears a certain portion of these costs.

The total relevant costs for de-contamination amount to 4,221,600 EUR.

In addition to the above-mentioned cost estimates, a probability of occurrence (high, medium, low) was assessed by TLG. Where there is a direct action necessary, a high probability is given, whereas a low probability means that there are certain contaminations but the current use of the respective Subject Property is not affected.

According to the provided information, 48.9% of the above mentioned costs refer to a low probability, 11.3% to a medium and 39.8% to a high probability.

In our valuation, we have considered the respective remediation costs with a high probability of occurrence directly at the beginning of the cash flow ( 01/01/2017), costs with low probability after 10 years and cost with medium probability as at 01/01/2022.

Due to discounting effects, costs with a low probability of occurrence have therefore only a minor impact on the value compared to more probable cost items. Thus, in a sale scenario, costs with a high probability of occurrence would be deducted directly from the purchase price, while costs with a low probability of occurrence would only partially be deducted.

The remediation costs for soil and buildings are (as far as available) reflected accordingly in our calculation of the Market Value.

Please note that Savills has not been instructed to perform any environmental due diligence and does not possess the necessary detailed technical information. Therefore, no reliance can be given with regard to the accuracy and completeness of the above-mentioned remediation costs for soil and buildings.

5.	Tenancy Aspects

Tenancy Schedule

Our valuation is based on the tenancy schedule dated 31 October 2016, provided by TLG as at 04 November 2016. Moreover we have considered all material changes, which have taken place between 01 November 2016 and the date of valuation as at 31 December 2016, which have been reported by TLG in form of amendments to the tenancy schedule for the properties affected. Most significant lease agreements were verified against the information stated in the rent roll. However, a full verification of all entries in the tenancy schedule was not performed (as per Instruction). Deviations were identified primarily with regard to lease extensions (options), indexations and stepped rents, which were then verified and corrected by TLG.

A full verification of the provided tenancy schedule and the available lease agreements was not part of the scope of this Instruction. Savills therefore relied on the content of the tenancy schedule provided and assumed that the provided document reflects the status quo of all tenancies as at the Date of Valuation to a true and comprehensive extent. Please note that Savills cannot accept any reliance on or liability for the accuracy or the completeness of the provided information of subject tenancies.

Overdue rent payments

Savills has not checked the status of contractually agreed rent payments as at the Date of Valuation. Provided that Savills had no information to the contrary, we have assumed that there are no overdue rent payments.

Tenant Solvency

Our assessment of tenant solvency is based on the information provided by the credit rating service ‘Creditreform’, which expresses the ability to service debt in terms of the so-called ‘Credit-Standing Index’. This index takes into account a company’s asset situation/turnover/liquidity with 25%, structural risks with 10-15% as well as business sector risk with 10-15%, the mode of payment with 20-25% and, finally, the credit verdict with 25-30%. The result is an individual ranking figure in a range from 100 (Best grade, “1”) to 600 (Default grade, “6”). We retrieved the solvency information of the main tenants on the basis of the provided rent roll and lease contracts.

Please see the table below for the result of the solvency assessment of the 10 main tenants:

Tenant Solvency Oveview—Top 10

Top Tenant No.	Tenant	Current Rental Income	Share of Total Current Rental Income	Credit-Standing Index Ranking Figure as at January 2017	Descriptions
(by income contribution)
1	Netto Marken-Discount AG & Co. KG Industriepark Ponholz 1, 93142 Maxhütte- Haidhof	13,900,979	8.9%	207	Good credit standing (Default probability* 0.29%)

2	REWE Markt GmbH Domstraße 20, 50668 Köln	6,608,871	4.2%	158	Very good credit standing (Default probability* 0.09%)

3	THR Hotel am Alexanderplatz Berlin Betriebs-und Management GmbH Chausseestraße 118-120, 10115 Berlin	4,706,400	3.0%	293	Moderate credit standing (Default probability* 2.31%)

4	Daimler Real Estate GmbH Linkstraße 2, 10785 Berlin	4,456,058	2.8%	187	Very good credit standing (Default probability* 0.21%)

5	AIR Liquide Global Solutions Germany GmbH Olof-Palme-Straße 35. 60439 Frankfurt	4,211,772	2.7%	210	Good credit standing (Default probability* 0.31%)

6	Penny-Markt GmbH Domstraße 20, 50668 Köln	4,130,190	2.6%	182	Very good credit standing (Default probability* 0.15%)

7	OstseeSparkasse Rostock Am Vögenteich 23, 18057 Rostock	4,013,581	2.6%	161	Very good credit standing (Default probability* 0.11%)

8	HELLWEG Die Profi-Baumärkte GmbH & Co. KG Zeche Oespel 15, 44149 Dortmund	3,981,348	2.5%	219	Good credit standing (Default probability* 0.43%)

9	Bundesanstalt für Immobilienaufgaben Ellerstr. 54-56, 53119 Bonn	3,389,230	2.2%	121	Excellent credit standing (Default probability* 0.01%)

10	Stadt Leipzig Martin-Luther-Ring 4-6, 04109 Leipzig	3,205,842	2.0%	170	Very good credit standing (Default probability* 0.12%)

	Weighted average ranking (Top 10 tenants)	52,604,272	33.5%	195	Very good credit standing

As shown, we retrieved solvency information for the top ten tenants in the Subject Portfolio, which contribute to 32.9% to the current total rental income.

The assessed top 10 tenants provide predominantly excellent to good financial security according to the ‘Creditreform’ ranking. Weighted by the top 10 tenants’ contribution to income, the overall credit standing can be evaluated as “Very good” under consideration of ‘Creditreform’ measures.

Please note that, apart from the above mentioned, a more detailed financial investigation of the tenants is outside the scope of this report. We are not financial specialists and Savills comments above reflect how we believe the investment market would perceive the financial security of the tenants.

III.	Individual Considerations

1.	Properties subject to Development/Redevelopment Measures

As at the Date of Valuation, 11 Subject Properties were still in development resp. the constructions were not completed yet. In our valuation, we have considered the projected and already completed areas, the future lease agreements as well as the remaining construction costs. Regarding the remaining construction costs, we were provided with the following information by TLG:

Remaining construction costs

Property ID	Address	ZipCode	Municipality	Development Costs
				in EUR
482522	Hultschiner Damm 204	12623	Berlin	-687,057
483460	Zimmerstraße 88	10117	Berlin	-227,328
483755	Tallinner Straße 2	19063	Schwerin	-711,020
484282	Bertholt-Brecht-Straße 23	18106	Rostock	-457,000
484351	Olbernhauer Str. 72	09599	Freiberg	-23,000
485747	Schröderplatz 2/Schröderstr. 25/Am Vögenteich 24	18055	Rostock	-285,000
485756	Ossenreyerstraße 52, Heilgeiststraße 83	18439	Stralsund	-65,500
485850	Bölschestraße 35-36	12587	Berlin	-211,540
485851	Bölschestraße 37-38	12587	Berlin	-150,000
485924	Ossenreyerstr. 53-61, Badenstr. 3-6, Kleinschmiedstr., Heilgeiststraße 84	18439	Stralsund	-893,686
486272	Bahnhofstraße 5	04668	Grimma	-10,000

As for the following Subject Properties, major refurbishment measures in rental units with already signed lease contracts are yet to be completed as at the Date of Valuation:

Selected refurbishment costs

Property ID	Address	ZipCode	Municipality	Development Costs
				in EUR
301646	Leubnitzer Str. 8	01069	Dresden	-25,000
484324	Schandauer Str. 46	01277	Dresden	-25,000
485639	Boltenhagener Str. 71	01109	Dresden	-40,000
485784	Postplatz 5,6 /Schweriner Straße 1	01067	Dresden	-60,000
485924	Ossenreyerstr. 53-61, Badenstr. 3-6, Kleinschmiedstr., Heilgeiststraße 84	18439	Stralsund	-1,500,000
486322	Lyoner Straße 25, Herriotstraße 6,8,10, Rhonestraße 7	60528	Frankfurt am Ma	-145,000

All remaining construction costs listed above have been deducted by the first month of the respective cash flow.

Please note that Savills has not been instructed to perform any technical due diligence and does not possess the necessary detailed technical information. No reliance can therefore be given with regard to the accuracy and completeness of the provided remaining construction costs mentioned above.

2.	Leasing Properties

In Germany, “Leasing Properties” are custom built and generally fully equipped properties that are leased for a long term to a single tenant. Furthermore, there are usually agreements with regard to purchase options for the tenant.

Within the Subject Portfolio, there are eight properties, where TLG operates as a leasing provider resp. lessor:

Leasing properties

Proprerty ID	Address	Zip Code	Municipality
482028	Eichenweg 2	01468	Moritzburg
482836	Maria-Reiche-Str. 2a	01109	Dresden
482837	Grenzstraße 22	01109	Dresden
483425	Lindenallee 26	39288	Burg (bei Magdeburg)
484330	Maria-Reiche-Str. 2a	01109	Dresden
484331	Maria-Reiche-Str. 2a	01109	Dresden
484332	Großenhainer Str. 3	01097	Dresden
484918	An der Bartlake 5	01109	Dresden

In our valuation, the fact that the ongoing maintenance is borne by the lessees was reflected accordingly for the properties mentioned above. Consequently, the potential purchase options by the lessees were reflected as well.

3.	Properties subject to Liquidation

As mentioned above, 35 out of the 392 Subject Properties (circa. 0.98% of the total portfolio value) do not have a sustainable rental income situation or the underlying land value exceeds the value of the properties in their current use. For these properties, the land value less any assumed demolition costs for the existing buildings is determined.

In case there are existing lease agreements subject to these properties, the assumed liquidation takes place after expiry of the last lease agreement. Up to this point, the net operating income from the buildings is discounted and finally added to the discounted future liquidation value.

IV.	Basic Cash Flow Considerations

The following summaries of the valuation assumptions and parameters only relate exclusively to the 357 Subject Properties with a sustainable rental income situation and that have been valued using the Discounted Cash Flow (DCF) method.

In the following section, we seek to comment on all input parameters in our valuation model. Besides a general description of each parameter, the applied ranges of those parameters will be stated, too. The considered parameters result in a value of the individual properties, which were verified by means of appropriate comparable transactions.

The remaining 35 liquidation properties have not been considered in the following description in order not to distort the information.

Estimated Rental Value (ERV) Market Rent

Estimated rental values (“market rents”) indicated in this report are those which have been adopted by us as appropriate in assessing the capital value or the letting potential of the property. In our opinion these are subject to market conditions that are either current or are expected in the short term. They are based on our experience of the markets and our knowledge of actual comparable market activity.

For the purpose of comparison, we considered market evidence by assessment of actual lettings of units with the same or a comparable use, where applicable and available. The average market rent in the TLG portfolio has been estimated as follows:

Market rent

	Minimum	Maximum	Average*
	EUR per	EUR per	EUR per
	sq m p.m.	sq m p.m.	sq m p.m.
Retail	—	80.00	10.03
Office	—	25.00	9.67
Commecial	1.00	32.00	3.68
Storage	—	8.00	3.53
Residential	5.00	12.00	7.76
Hotel / Restaurant	0.80	50.00	11.38
Nursing Home	6.00	9.00	8.22
Logistic	2.00	2.00	2.00
Other Area	—	40.00	8.10
Leisure	3.40	8.00	6.31
Internal Parking	—	150.00	46.62
External Parking	—	166.35	3.47
Rental Guarantee
Other Unit	—	2,556.46	85.63

*	weighted by sq m /units

Non-Recoverable Ancillary Costs

Ancillary costs of a property are generally costs of

service of the property,

management,

ongoing maintenance.

These costs can generally be allocated to the responsibility of tenants in commercial leases (with a few restrictions), whereas there are much stricter regulations for residential leases. Residential tenants may only be obliged to bear services charges as defined in the Ordinance of Services Charges (“Betriebskostenverordnung”) but must never—by law—be made responsible for costs of maintenance or management.

With regard to service charges, we received actual non-recoverable costs for retail properties by TLG. Those costs were verified and taken into consideration accordingly for those properties. For non-retail properties, for which we did not receive any information on the amount of non-recoverable service charges, we assumed that all service charges will be borne by the tenants.

We have allowed management costs as a percentage of the annual market rent. Generally, we have allowed the following amounts, depending on the type, rent level and complexity of the respective asset:

Management costs				Management costs
	Minimum	Maximum	Average		Minimum	Maximum	Average *
	% of Market Rent	% of Market Rent	% of Market Rent		EUR per unit p.a.	EUR per unit p.a.	EUR per unit p.a.
Retail	—	6.00%	2.33%	Retail	—	33,840	1,768
Office	1.00%	6.00%	2.69%	Office	—	81,654	1,788
Commecial	—	6.00%	2.39%	Commecial	—	13,405	1,379
Storage	—	6.00%	2.55%	Storage	—	12,387	147
Residential	1.32%	10.12%	3.71%	Residential	250	300	259
Hotel / Restaurant	1.00%	6.00%	1.98%	Hotel / Restaurant	—	123,991	4,465
Nursing Home	1.00%	4.00%	2.58%	Nursing Home	919	25,633	9,679
Logistic	2.00%	2.00%	2.00%	Logistic	47	47	47
Other Area	1.00%	6.00%	4.22%	Other Area	—	43,243	2,981
Leisure	2.00%	6.00%	3.46%	Leisure	302	4,032	1,678
Internal Parking	—	11.90%	3.34%	Internal Parking	—	54	19
External Parking	—	25.00%	4.83%	External Parking	—	60	2
Rental Guarantee				Rental Guarantee	—	—	—
Other Unit	—	833.33%	3.83%	Other Unit	—	1,227	23
				* weighted by number of units

This approach is also to reflect a common level of management costs that we assume the assets require for maintaining a ‘normal’ management effort. All costs include annual inflation which will be adjusted each year of the DCF term.

For costs of ongoing maintenance, we assumed the following for the respective types of use.

Maintenance

	Minimum	Maximum	Average*
	EUR per sq m p.a.	EUR per sq m p.a.	EUR per sq m p.a.
Retail	—	10.00	5.66
Office	—	10.00	7.20
Commecial	—	8.00	4.38
Storage	—	10.00	3.16
Residential	5.00	10.00	8.57
Hotel / Restaurant	5.00	10.00	7.75
Nursing Home	8.00	8.00	8.00
Logistic	3.00	3.00	3.00
Other Area	—	30.00	3.74
Leisure	4.00	10.00	6.07
Internal Parking	—	80.00	46.02
External Parking	—	40.00	28.13
Rental Guarantee
Other Unit	—	30.00	6.75

*	weighted by sq m /units

All costs include annual inflation which will be adjusted each year of the DCF term.

Non-Recoverable Costs on Vacancy

These are generally non-recoverable service charges, for example any operational costs, which may need to be borne by the landlord should a tenant become unable to pay for any reason (e.g. insolvency) or in the general case of vacancy. These costs are incurred in addition to the regular non-recoverable ancillary costs as explained above.

In the absence of more detailed information of actual non-recoverable costs in the case of vacancy, we considered non-recoverable ancillary costs per sq m per month for vacant areas as follows:

Vacancy costs

	Minimum	Maximum	Average*
	EUR per sq m p.m.	EUR per sq m p.m.	EUR per sq m p.m.
Retail	—	2.00	1.05
Office	—	2.00	1.26
Commecial	—	1.50	0.89
Storage	—	1.50	0.64
Residential	1.00	1.50	1.08
Hotel / Restaurant	1.00	2.00	1.11
Nursing Home	1.00	1.00	1.00
Logistic	0.50	0.50	0.50
Other Area	—	1.50	0.58
Leisure	1.00	1.50	1.21
Internal Parking	—	—	—
External Parking	—	—	—
Rental Guarantee
Other Unit	—	—	—

*	weighted by sq m /units

Please note that these costs will only be applied for the assumed duration of vacancy.

Void Periods for Current Vacancy and Void Periods after Expiry of Leases

Voids generally represent the time period between the expiry of a lease and the start date of a new lease. For vacant areas the following void periods have been assumed:

Void period of current vacancy				Void Period after expiry of leases
	Minimum	Maximum	Average*		Minimum	Maximum	Average*
	months	months	months		months	months	months
Retail	3.00	18.00	10.40	Retail	—	24.00	6.68
Office	—	36.00	12.27	Office	—	18.00	6.20
Commecial	6.00	18.00	13.14	Commecial	3.00	24.00	10.05
Storage	3.00	24.00	9.58	Storage	—	18.00	6.26
Residential	2.00	3.00	2.44	Residential	1.00	18.00	3.20
Hotel / Restaurant	6.00	6.00	6.00	Hotel / Restaurant	—	12.00	4.52
Nursing Home	12.00	12.00	12.00	Nursing Home	6.00	12.00	6.12
Logistic	12.00	12.00	12.00	Logistic	9.00	9.00	9.00
Other Area	3.00	15.00	7.89	Other Area	—	12.00	5.21
Leisure				Leisure	3.00	24.00	9.20
Internal Parking	—	24.00	11.59	Internal Parking	—	12.00	5.49
External Parking	—	24.00	7.41	External Parking	—	18.00	5.84
Rental Guarantee				Rental Guarantee
Other Unit	—	12.00	6.56	Other Unit	—	18.00	4.72
* weighted by market rent				* weighted by market rent

We considered ‘Void Periods after Expiry of Leases’ for all cases where leases expire in the future and during the upcoming DCF term of 10 years. This can be actual lease agreements in place as well as modelled leases assumed for current vacancy. Units, which are currently let and which will become vacant in the future, are only subject to the ‘Void Periods after Expiry of Leases’.

Leasing Commissions

German law does not restrict the charging of agency fees on lettings for commercial properties. In the event that the administration is not able to recover some of the letting costs, book allowances have been made at this level to reflect the management expenses incurred in letting, e.g. meetings to negotiate lease terms, newspaper adverts etc.

For the purpose of this valuation, we mostly have assumed letting fees equivalent to up to 3 months’ rent for commercial units (except for the spaces for technical use and for parking spaces) and 2 months’ rent for residential units.

However, letting fees have only been applied if we are of the opinion that the current tenant may leave the property. If a prolongation of the lease contract with the existing tenant is the most likely case, no leasing commissions are deducted.

Rent Free Periods

It is a common practise in Germany to use ‘Incentives’ to the tenants in case of signing of a new commercial lease or prolongation of an existing one. For the purpose of this valuation, we apply the following rent free periods:

Incentives—rent free periods

	Minimum	Maximum	Average*
	months	months	months
Retail	2.00	6.00	2.92
Office	2.00	6.00	3.59
Commecial	3.00	3.00	3.00
Storage	—	6.00	3.82
Residential	—	3.00	2.45
Hotel / Restaurant	3.00	6.00	3.30
Nursing Home
Logistic
Other Area	3.00	6.00	3.34
Leisure	2.00	3.00	2.96
Internal Parking	—	6.00	3.93
External Parking	—	6.00	4.23
Rental Guarantee
Other Unit	—	3.00	2.68

*	weighted by market rent

Costs of Rental Unit Refurbishment (“Tenant Improvements”)

It is frequently the tenant’s responsibility to redecorate and carry out at least minor repairs. When there is a tenant rollover, however, additional expenses for basic repairs and a more comprehensive renovation of the unit must normally be allowed for in order to assist marketing and re-letting.

In our DCF model, we differentiate between costs of “First-time Refurbishment Costs” and those of “Continuing Refurbishment”. First-time refurbishment costs will be applied to units which are currently vacant and to units which are now let but will become vacant for the first time during the applied DCF term. “Continuing refurbishment costs” will accordingly be applied to remaining cases, i.e. units where there is a second lease expiration during the applied DCF term. We considered the following assumptions:

First- time refurbishment costs				Continuing refurbishment costs
	Minimum	Maximum	Average*		Minimum	Maximum	Average*
	EUR per sq m	EUR per sq m	EUR per sqm		EUR per sq m	EUR per sq m	EUR per sq m
Retail	—	853	33	Retail	—	50	29
Office	—	1,000	165	Office	—	200	88
Commecial	—	50	26	Commecial	—	50	20
Storage	—	100	16	Storage	—	100	18
Residential	—	150	49	Residential	20	50	41
Hotel / Restaurant	—	70	28	Hotel / Restaurant	—	50	31
Nursing Home	50	50	50	Nursing Home	30	50	36
Logistic	10	10	10	Logistic	10	10	10
Other Area	—	100	21	Other Area	—	30	19
Leisure	30	150	38	Leisure	20	50	33
Internal Parking	—	—	—	Internal Parking	—	—	—
External Parking	—	—	—	External Parking	—	—	—
Rental Guarantee				Rental Guarantee
Other Unit	—	—	—	Other Unit	—	—	—
* weighted by sq m /units				* weighted by sq m /units

Our DCF model generally considers costs of refurbishment at the end of the assumed letting void.

Lease Term for new Lettings

Commercial tenancies in Germany are usually agreed for a fixed period of 3 to 10 years, sometimes longer. Residential tenancies usually are agreed on an open-end basis. For the latter we have applied random generated lease expiry terms in a range of 5 to 10 years. For the commercial units we have applied the following lease terms:

Duration of new lease

	Minimum	Maximum	Average*
	years	years	years
Retail	5.00	10.00	5.34
Office	5.00	10.00	5.11
Commecial	5.00	7.50	5.04
Storage	5.00	10.00	5.11
Residential	5.00	10.00	8.16
Hotel / Restaurant	5.00	10.00	5.50
Nursing Home	5.00	5.00	5.00
Logistic	5.00	5.00	5.00
Other Area	5.00	7.50	5.01
Leisure	5.00	7.50	5.72
Internal Parking	5.00	7.50	5.06
External Parking	5.00	7.50	5.37
Rental Guarantee
Other Unit	—	10.00	5.55

*	weighted by market rent

Structural Vacancy

Due to the property-specific condition of refurbishment as well as the respective market environment, we assume that a minor portion (10,271 sq m resp. 0.7% of the lettable area) of the currently vacant space of 77,529 sq m (vacancy rate: 5.5%) can be considered as structurally vacant. Structural vacant areas in the properties 486315 (2,790 sq m), 486287 (1,737 sq m), 486060 (1,682 sq m) and 484282 (1,271 sq m) account for 72.8% of the total structural vacancy.

Inflation and Rental Growth

We have applied the following growth parameters in our DCF calculations:

Annual inflation (year 1-4): 1.5 to 1.8% (source: Focus Economics),

Annual inflation (year 5 onwards): 2.0%,

Rental growth (current rent): according to annual inflation, under consideration of actual indexation clauses based on underlying inflation resp. under consideration of agreed stepped rents.

Regarding the considered market rents, we have assumed that these evolve according to a proportionate ratio compared to the above-mentioned growth assumption. Consequently, depending on the assessment of the individual location, we have applied a market rental growth between 0 and 100% of the respective inflation rate.

Rates in DCF Calculations

For the determination of the market value we applied the following rates in our valuation:

Internal yields and rates

	Minimum	Maximum	Average*
Discount Rate	3.50%	11.00%	5.14%
Exit Capitalisation Rate	4.00%	25.25%	6.67%

*	Discount Rate weighted by Gross Present Value
Exit Capitalisation Rate weighted by Exit Value

Subject Portfolio by city and asset class

	Discount rate		Exit Cap Rate		€/ sqm
	Min	Max	Min	Max	Min	Max
Office
Berlin	3.9%	5.5%	4.0%	8.2%	1,414	4,742
Dresden	4.0%	5.8%	5.2%	10.5%	218	2,914
Leipzig	4.7%	7.0%	5.3%	8.7%	730	2,007
Rostock	4.0%	6.6%	4.5%	8.1%	1,032	2,450
Others	4.2%	10.0%	6.0%	15.0%	114	33,000

Retail
Berlin	3.5%	7.0%	5.3%	8.8%	856	4,134
Dresden	4.8%	9.0%	5.8%	14.0%	682	4,325
Leipzig	5.0%	7.3%	7.0%	9.8%	444	2,220
Rostock	5.2%	7.5%	5.5%	8.5%	1,130	3,895
Others	4.5%	11.0%	6.1%	20.0%	278	3,087

Hotel
Berlin	4.5%	4.8%	5.5%	5.8%	2,696	3,135
Dresden	4.6%	5.3%	6.0%	6.5%	2,111	3,388
Leipzig	5.0%	5.0%	6.3%	6.3%	1,287	1,287
Rostock	4.5%	4.5%	5.8%	5.8%	2,348	2,348
Others

Please note that Discount Rates and Exit Cap Rates are related to the underlying cash-flow assumptions made for each property. To back-up our valuation results, we have considered transaction comparables and/or market databases.

Furthermore, we also compared our results for retail and office core assets in the three top locations against the market data of Bulwiengesa (RIWIS).

Analysis Net Initial Yields (NIY)—Office Properties

	RIWIS—NIY for central locations	RIWIS—NIY for decentral locations	TLG—Average NIY on Potential Rent
Berlin	4.1%	6.0%	5.5%
Dresden	5.4%	7.6%	5.6%
Rostock	6.0%	8.6%	6.3%

The average net initial yield (NIY) on Potential Rent is generally in line with the RIWIS market database published for the year 2016.

Analysis Net Initial Yields (NIY)—Retail Properties

	RIWIS—NIY locations	RIWIS—NIY locations	TLG—Average NIY on Potential Rent
Berlin	3.9%	5.9%	5.5%
Dresden	5.0%	6.8%	6.8%
Rostock	6.7%	8.0%	6.5%

The average net initial yield (NIY) on Potential Rent is generally in line with the RIWIS market database published for the year 2016.

Costs of Transaction

For our Opinion of Value, we applied costs of transaction as follows:

Real Estate Transfer Tax: 3.5%—6.5% depending on the federal state

Notary fees: 0.5%—1.0%

Agency fees: 1.0%

These costs are chosen as they are common in ordinary course of business, i.e. in an asset deal, and for the subject type of properties. Costs of transaction may, however, differ in the actual individual case—depending on the type of transaction.

Valuation Results

E.	Valuation Results

Opinion of Market Value

Total Secured Rental Income (“Current Rent”)

According to the provided tenancy schedule, the current rental income (“Current Rent”) as at the Date of Valuation 31 December 2016 amounts to:

EUR 157,028,418 p.a.

(ONE HUNDRED FIFTY SEVEN MILLION TWENTY EIGHT THOUSAND FOUR HUNDRED EIGHTEEN EUROS)

The above mentioned rent include rent of owner-occupied area by TLG of EUR 727,513 p.a. and rent guarantees of EUR 1,580,476 p.a. for the property in Berlin, Kapweg

Opinion of Market Rent (”Market Rent”)

The estimated Market Rent as at the Date of Valuation 31 December 2016 amounts to:

EUR 159,973,518 p.a.

(ONE HUNDRED FIFTY NINE MILLION NINE HUNDRED SEVENTY THREE THOUSAND FIVE HUNDRED EIGHTEEN EUROS)

Opinion of Market Value

We are of the opinion that the Market Value of the freehold and leasehold interests in the Subject Properties as at the Date of Valuation 31 December 2016 is:

EUR 2,236,504,000

(TWO BILLION TWO HUNDRED THIRTY SIX MILLION FIVE HUNDRED FOUR THOUSAND EUROS)

Gross Present Value in EUR	2,394,167,050
Assumed Purchase Costs Total in EUR	157,663,050
Thereof Real Estate Transfer Tax in EUR	114,176,750
Thereof Notary Fees in EUR	21,340,400
Thereof Agency Fees in EUR	22,145,900

Valuation Results

The following table shows aggregated data of the 357 properties with a sustainable cash-flow (excluding 35 Liquidation Properties) which represent c. 99% of the total Market Value

Market Value in EUR per sq m	1,57	4
Gross Multiplier on Current Rent	14.1	2x
Gross Multiplier on Market Rent	13.8	8x
Net Initial Yield (NIY) on Current Rent	5.8	6%
Net Yield (NY) on Market Rent	6.0	0%

The total valuation figure reported is the aggregate total of the individual properties of the Subject Portfolio and not necessarily a figure that could be achieved if the Subject Portfolio were to be sold as a single holding (individual valuation principle).

Material Changes

F.	Material Changes

Savills is not aware (after having made reasonable enquiries by TLG) of Material Changes of fundamental importance in circumstances relating to any Subject Property between the Date of Valuation 31 December 2016 and the Report Date 26 June 2017 which in Savills’ reasonable opinion is likely to have a material effect on the Market Value of the Subject Properties as at the Report Date of this Valuation Report.

In addition, Savills assumed that no (unknown) Material Changes to any of the Subject Properties occurred between the dates of the site inspection of the respective Subject Property and the Report Date.

Considering the Subject Properties located in Berlin and its immediate surroundings, we have acted on the assumption that the Market Values of these properties have increased due to the above-average positive development of the demand as well as the local transaction and letting markets between the Date of Valuation 31 December 2016 and the Report Date 26 June 2017. The 70 properties located in Berlin and its close vicinity have a total Market Value of EUR 1,020,520,000 as at the Date of Valuation 31 December 2016.

For information only, we have valued these 70 properties again as at Date of Valuation 15 June 2017, at which the Market Values of these properties lie EUR 68,940,000 equals 6.8% above the Market Values that we reported as at Date of Valuation 31 December 2016. The Market Values reported as at Date of Valuation 31 December 2016 are material to this Report.

In addition, TLG IMMOBILIEN AG has continuously acquired and sold properties since the Date of Valuation 31 December 2016, which consecutively effects the Subject Portfolio. Savills were informed that following properties stated below were sold between the Date of Valuation 31 December 2016 and Report Date 26 June 2017. According to the information provided by TLG IMMOBILIEN AG, no properties were acquired in this time period.

Material Changes

Sale of Properties (with official transfer of possession, rights and obligations)

Property ID	Type	Municipality	Market Value as at 31/ 12/ 2016 EUR
206376	Netto store	Großbreitenbach	1,060,000
481162	Netto store	Arnsdorf	860,000
481285	Netto store	Groitzsch	870,000
481287	Netto store	Zschopau	640,000
482342	Netto store	Seifhennersdorf	1,030,000
482539	Netto store	Mücheln	960,000
483046	Netto store	Zahna	640,000
483047	Netto store	Wegeleben	370,000
483692	Netto store	Kabelsketal OT Zwintschöna	770,000
483753	Netto store	Böhlen	840,000
484197	Netto store	Langenbogen	750,000
484332	Porsche Centre Dresden	Dresden	1,320,000
485465	Netto store	Ebeleben	1,130,000
485937	Food retail store (Netto)	Penzlin	1,000,000
486033	WeGo store	Leipzig	2,010,000
486274	Workshop and storage building lot E 10	Merseburg OT Atzendorf	460,000

Total			14,710,000

Material Changes

Reclassification acc. to IFRS 5 (Sale of properties without official transfer of possession, rights and obligations)

Property ID	Type	Municipality	Market Value as at 31/ 12/ 2016
			EUR
126484	Shop/ low rise building commercial property	Leipzig	200,000
481520	Lidl store	Halle	560,000
481839	Penny store (former Plus store)	Magdeburg	550,000
482050	Netto store	Weißenfels	330,000
482144	Edeka store	Burkhardtsdorf	530,000
482657	Christianen-Center	Merseburg	1,080,000
483135	Netto store	Zerbst	250,000
483522	Shopping centre “Passage am Märchenbrunnen”	Magdeburg	2,010,000
483699	Rewe store	Suhl	880,000
484012	Lidl/ beverage store	Magdeburg	1,320,000
484285	Food retail store (Norma) with backery and commercial areas	Schwerin	1,360,000
484953	Food retail store with backery (Norma)	Ludwigslust	1,030,000
485170	Aldi store	Mylau	330,000
485484	Penny store	Görlitz	670,000
485580	Food retail store with backery	Anklam	1,160,000
485812	Food retail store NORMA	Stralsund	1,640,000
485946	Specialised retail store	Ludwigslust	790,000
486303*	unprepared building land (commercial)	Stahnsdorf	158,000

Total			14,848,000

*	Partial Sale of an area of 5,000 sq m out of the total site area of 13,007 sq m.

G.	Market Overview

I.	General Economy and Financial Markets

Germany economy on a modest growth path

The German economy was able to keep its pace shown in previous years and grew by 1.9%. Continued strong private consumption growth, which benefitted from record pension increases, healthy wage growth and low inflation, was a main driver while contribution to growth from net trade was negative. The GDP growth in 2017 and the following years is expected to reach a similar level.

Gross Domestic Product

Source: Statistisches Bundesamt,	Focus Economics

Private and public spending is major economic pillar of the German economy

After resilient consumer sentiment, the index picked up recently and is expected to continue its upward tendency. Public spending will likely also lift growth, partly due to increased spending related to heightened immigration. However, the external sector will provide little growth impulse as demand from emerging economies is slowing, as suggested by current indicators. On a positive note, industrial production recovered while investment figures remained weak.

Consumer Climate

Source: GfK

Confidence among German businesses remained fairly high. The business confidence index, elaborated by the Ifo Institute, has been at a rather high level for several years now and current business expectation figures indicate towards a growing economy going forward.

Economic Sentiment Indicator

Source: cesifo

Inflation in Germany remains low despite very expansionary monetary policy

The European Central Bank’s (ECB) quantitative easing program ensures that monetary conditions will remain supportive. The ECB decided to extend its quantitative easing program by nine months, but at a reduced pace of purchases. This—together with an improving economic environment in the Eurozone—should result in higher inflation. Inflation in Germany is expected to be around 1.5% in 2017 and subsequent years around 1.5%.

ECB Prime Rate and Inflation

Source: Statistisches Bundesamt,	Deutsche Bundesbank, Consensus Economics

II.    Germany Office Markets

2016 was a year of records. Rents reached peak levels and vacancy rates fell to lows last witnessed more than 20 years ago. Take-up across the top six markets rose yet again, even compared with the strong previous year, to reach 3.46 million sq m, the highest figure since 2007.

A significant proportion of this total was attributable to the public sector. This occupier group accounted for high take-up in Berlin, Cologne and Munich in particular. Large development completions such as Zurich Versicherung in Cologne or Deutsche Bahn in Frankfurt also contributed to the result.

Rental level and vacancy rate top 6

Source: Savills	/ * forecast

The record take-up is all the more remarkable since companies are increasingly hindered in leasing suitable space by the supply shortage. This often entails re-locating to more peripheral submarkets or leasing several smaller offices rather than a single contiguous premises. The vacancy rate decreased to the lowest value of the last 20 years, on average of the top 6 markets at 5.8%.

Take-up in the top 6

Source: Savills /	* forecast

Demand for office space will remain high in 2017. In view of the available supply, however, take-up this year will not exceed the total from 2016.

Development pipeline top 6

Source: Savills

The development pipeline for 2017 is relatively modest, comprising a bit more than 800,000 sq m. Furthermore, more than half of this is already let. Companies seeking to lease larger, contiguous and modern office space should allow for a lead time of at least three years.

III.	Germany Office Investment Market

In 2016, office property for more than €23.7bn changed hands, representing a slight increase of 2% against 2015. Therefore office properties were the most favoured type of use on the German commercial investment market and accounted for 45% of the total investment volume. Especially office properties in the top 7 gained investors’ interest and therefore reached an increase of 6% against the previous year. These cities accounted for 81% of the total office transaction volume, on average of the last five years their share was at only 77%. One reason for the continued high demand for office properties are the good perspectives for the office letting markets. In the top 7 markets rents are expected to continue to rise, supply is still scarce and occupier demand remains high. Against this background, office properties offer long-term stable cash flows for investors.

Office Transaction Volume

Source: Savills

The unabated demand for office assets is also being driven by the highly positive outlook for the office lettings markets. Rents in the top seven markets are likely to rise further, with availability becoming scarce and occupier demand remaining high.

Office prime yields**

Source: Savills	/ * forecast / ** in each case average of Berlin, Frankfurt and Munich

Expectations of further rental growth caused competition among bidders for available product to intensify further during the course of the year, resulting in further appreciable initial yield compression. In the prime segment, initial yields hardened by 39 basis points across the top seven markets during the year. With many investors increasingly considering properties in secondary locations owing to the increased occupier demand and lack of supply in the CBDs, yields on such properties may harden further. As the willingness to pay of many investors gradually reached its limit, only a slight further yield expression is expected for 2017.

Office transaction volume by origing of buyer

Source:	Savills

Domestic investors and purchasers from abroad accounted for an equal share on the purchaser’s side. On the vendor`s side, domestic investors dominated with a share of c. 70% of the transaction volume. Therefore, German investors were net vendors.

Office transaction volume by origing of seller

Source: Savills

IV.	Retail Market Germany (supermarkets and discounters)

General information

In the last year, retail property changed hands for a total of €12.9bn in the German retail investment market, representing a decline (-38%) compared with 2015. The decrease in transaction volume mostly affected high-street properties (-50% against 2015), department stores (-77%) as well as shopping centres (-43%). In the last year, significantly less core properties have been on the market compared to the previous years, which is the reason why supply shortage in this risk segment has increased further. The principal reason for the decline in volume was the shortage of high-value core product. In the risk segment of core-plus and value-add, there have been sufficient supply in the last year, but purchase price expectations of vendors and potential buyers did not match.

Investment Market

In addition to that, an increased sensitivity of investors with regard to online vulnerability of retail properties can be recognised, which leads to more intense and longer due diligence times. At the background of booming online markets, more and more investors are cautious and are scrutinising locations and retail sectors in an intense analytical process with regard to their future sustainability. Last year, growth in online retail sales was—again—faster compared to the stationary retail. With a plus of 5.4%, online retail grew markedly more rapidly than retail as a whole (+1.9%) according to Destatis estimates.

Retail Transaction Volume

Source: Savills

In addition, online retail grew markedly more rapidly than retail as a whole in 2016 (+5.4% vs. +1.9% according to Destatis estimates). As a consequence, many investors are acting increasingly cautiously and are subjecting locations and retail formats to more and more intensive analysis in terms of future viability.

Usage

Source: Savills

In the last two years, transaction volume in the sector of supermarkets and discounters added up to €1.5bn and €1.1bn respectively and therefore represented a share of 8.7% of total transaction volume in 2016. Due to the lack of supply, such levels will not be reached in the current year. In the record year 2014, the share was at 21.8%.

Transaction volume supermarkets and discounters

Source: Savills

Outlook

In view of the uncertainties surrounding the future role of in-store retail, yield compression slowed last year. Particularly when it comes to properties with a core-plus or value-add character, there remains a significant discrepancy between the price expectations of owners and the amount potential purchasers are willing to pay. Since investors have now largely reached their limits in terms of the latter, yields are only expected to harden moderately in 2017. The transaction volume in 2017 is not expected to exceed last year’s total, with investors continuing to acts electively and supply remaining scarce. Investment is likely to total approximately €12bn.

V.	Real Estate Market of East Germany

Introduction

Generally, the German economy—one of the main drivers of the local real estate markets—is currently on a modest growth path. The national GDP grew by 1.9% last year. In the beginning of 2016, the economy was mainly driven by solid fixed investment and robust private consumption. Similar to 2015, the economy was backed by loose monetary policy and healthy labour market. The unemployment rate dropped to 6% in 2016, the lowest value since the German reunification. Germany’s economic outlook is fairly stable and resilient. Growth will continue, but somewhat slower. Consensus Forecast panellists see GDP growth for 2017 at 1.4% and for the following years at 1.6% and 1.5% respectively.

Socio-demographic and economic framework

Since reunification, East Germany, comprising the federal states Berlin, Brandenburg, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt, and Thuringia, has lost more than two million inhabitants, or 11.5% of its population until 2011. Since then, the population started to increase slightly—in the last five years the number of inhabitants grew by 1.4% to reach 16.1 million at the end of 2015. By 2035, the population is expected to shrink by another 2 million inhabitants, or 12.4%. In the remaining federal states the number of inhabitants is expected to decrease by ca. 1.6% in the same period of time. While migration from eastern to western Germany was the main reason for the population decrease during the past decades, out-migration has largely come to an end with regard to the latest figures. In fact, hotspots like Berlin or Leipzig register high in-migration figures. In 2012, the migration balance for of East Germany was positive for the first time since reunification. However, this result is largely attributed to high in-migration figures to Berlin. Excluding Berlin, the remaining East German federal states lost more than 41,000 inhabitants in 2014. In 2010 this number almost reached 135,000.

Although the economic figures converged over the past decades, there is still a significant gap between West and East Germany. Average tax revenue in East Germany is still far below the western average. Economic strength, measured by GDP per inhabitant is only 72 percent and wages at around 83 percent of the western average. Unemployment rates are still higher than in western Germany, but have reduced significantly and are not in high double digits any more. Pensions have also not yet aligned between the two sides of the country, but are planned to be aligned until 2020. Only one of the 100 largest companies in Germany is headquartered in an East German city except for Berlin.

However, East Germany did benefit from the general favourable development of the German economy as a whole. By way of example, the share of contribution of the East German federal states to national GDP increased from 6.8% in 1991 to 10.9% in 2015. Likewise, the unemployment rate developed positively in the last ten years. While it ranged between 15.6% and 19.0% in the new federal states ten years ago, it decreased significantly since then and reached a level between 7.4% and 10.7% at the end of 2015.

Real estate markets

The socio-demographic and economic situation in Germany forms the grounding for the development of the local real estate markets. This is reflected in a renowned ranking provided by DekaBank annually, assessing the attractiveness of 39 major German property markets (see DekaBank, Immobilien Research Spezial, issue 3/2015). The results for 2015 show that prospering cities like Munich (rank 1) and Frankfurt (rank 2) are also very attractive with regard to their real estate markets. Cities suffering from a shrinking population and above-average unemployment rate, on the other hand, find themselves at the bottom of the ranking. Amongst those are Gelsenkirchen (rank 38) and Halle (Saale) (rank 39). Generally, most of the cities in eastern Germany are in the lower half of the ranking. However, the ranking also shows that some of the East German cities caught up significantly over the past years and are on a par with their West German counterparts. The best ranked city in eastern Germany is Dresden which takes rank 18.

Special Market in Berlin

When looking at the key real estate market figures, it becomes evident that Berlin plays in another league compared to the other East German cities. Berlin is one of the top 5 German real estate markets with very high office, retail and logistics rents and take-up figures. With a total office stock of around 18.9 million sq m in 2016, Berlin is Germany’s largest office market. The vacancy created by the high number of speculative buildings constructed between 1995 and 1999 has successively been reduced since 2004. Berlin’s most important demand groups have traditionally been the public sector and related groups (e.g. lobbyists), and increasingly companies offering business services, such as law firms and auditors as well as IT- and start-up companies. From an international perspective, Berlin’s office rents are rather low, particularly for a European capital city, but catched up quite rapidly in the past years.

The prime rent for offices stood at €28.00 per sq m/month at the end of 2016. The retail sector in Berlin is defined by its history and the fact that the city has two established retail hot spots, one being the “City West” around Kurfürstendamm / Tauentzienstraße in the western part of the town with the flagship KaDeWe, the other being “Mitte” including Friedrichstraße, Alexanderplatz, and Potsdamer Platz in the eastern part. Then as now, the prime rent level is most notably achieved on the Kurfürstendamm / Tauentzienstraße submarket. At the same time, the district of “Mitte” has also developed briskly, specifically Alexanderplatz and Potsdamer Platz, which both attract tourists as well as inhabitants.

The tourists are also an important factor for the hotel market. Berlin is amongst the top European tourist destinations. In 2015, some 12.4 million visitors came to visit the German capital. This marks the 13th consecutive year in a row with an increasing number of visitors. Since 2001, the number of tourists increased by approx. 150%. Likewise, the number of available beds increased by 64% to more than 140,000 during the same period of time. In 2015, the occupancy rate reached 58.9%.

Berlin is also one of the five major German logistics markets, yet it is exclusively limited to its regionally oriented role within the conurbation. The greater Berlin area is home to a total of four freight centres, only one of them being located within the city borders. The three freight centres on the periphery of Berlin are counted among the most successful in Germany. Among the renowned logistics and freight companies here are Schenker Deutschland AG, Kühne & Nagel, DHL, as well as large non-logistics enterprises with a strong logistics orientation, such as Siemens, Bayer and Berlin Chemie (source: Bulwiengesa, Riwis online database).

Market figures East Germany (+ Essen and Stuttgart)

Changes against 2012 in brackets

	Office stock	Vacancy rate	Prime office rent	Prime retail rent	Prime logistics rent
City	in m sq m	offices (%)	(€/sq m/month)	(€/sq m/month)	(€/sq m/month)
Berlin	18.93	3%	28.00	310.00	4.90
	(+2.1%)	(-310bps)	(+27.3%)	(+29.2%)	(+2.1%)
Brandenburg (Havel)	0.22	19.6%	7.50	21.00	2.50
	(+1.7%)	(-220bps)	(+8.7%)	(+/-0.0%)	(+/-0.0%)
Chemnitz	1.29	12.4%	9.70	57.00	3.50
	(+0.6%)	(-60bps)	(+14.1%)	(+3.6%)	(+/-0.0%)
Cottbus	0.61	20.6%	8.30	32.00	3.40
	(+/-0.0%)	(-80bps)	(+1.2%)	(-11.1%)	(+3%)
Dessau	0.31	9.4%	7.50	18.00	2.50
	(+0.3%)	(-100bps)	(+5.6%)	(-10%)	(+13.6%)
Dresden	2.63	8.4%	12.60	110.00	4.20
	(-2.8%)	(-180bps)	(+9.6%)	(+4.8%)	(+/-0.0%)
Eisenach	0.14	9.7%	6.90	37.00	3.10
	(+0.7%)	(-150bps)	(+4.5%)	(+1.4%)	(+6.9%)
Erfurt	1.63	16.3%	10.40	90.00	3.90
	(+1.6%)	(-90bps)	(+4%)	(+2.9%)	(+18.2%)
Essen	2.99	5.4%	14.00	108.00	4.90
	(+2.3%)	(+60bps)	(+6.1%)	(+2.9%)	(+4.3%)
Frankfurt (Oder)	0.38	11.5%	8.20	23.00	2.20
	(+1.7%)	(-80bps)	(+/-0.0%)	(+/-0.0%)	(-13.7%)
Gera	0.38	4.6%	7.40	36.00	3.30
	(-0.7%)	(-40bps)	(+1.4%)	(-15.3%)	(+13.8%)
Greifswald	0.21	9%	9.10	34.00	3.10
	(+4.5%)	(-40bps)	(+4%)	(+3%)	(+10.7%)
Görlitz	0.15	21.4%	6.20	23.00	2.25
	(+1.7%)	(-490bps)	(+1.6%)	(+4.5%)	(-2.2%)
Halberstadt (Stadt)	0.18	12.1%	5.50	20.00	2.40
	(+1%)	(-150bps)	(-8.3%)	(+/-0.0%)	(+9.1%)
Halle (Saale)	1.25	10.3%	8.90	76.00	3.60
	(+0.2%)	(-140bps)	(+6%)	(+5.6%)	(+2.9%)
Jena	0.6	4.3%	11.00	50.00	4.00
	(+5.5%)	(-170bps)	(+15.8%)	(+6.4%)	(+2.6%)
Leipzig	2.71	11.8%	13.00	130.00	4.50
	(-2.8%)	(-520bps)	(+8.3%)	(+4%)	(+4.7%)
Magdeburg	1.43	7.4%	10.80	47.00	4.20
	(+0.2%)	(-280bps)	(+1.9%)	(-6%)	(+5%)
Neubrandenburg	0.34	13.2%	8.50	22.00	2.50
	(+0.7%)	(-10bps)	(+3.7%)	(+15.8%)	(+/-0.0%)
Plauen	0.23	6.5%	6.90	24.00	2.50
	(+3.7%)	(+200bps)	(+4.5%)	(+2.1%)	(-3.8%)
Potsdam	1.35	3.7%	12.00	77.00	4.50
	(+2.9%)	(-50bps)	(+4.3%)	(+10%)	(+2.3%)
Rostock	1	7%	12.00	84.00	4.30
	(+2.4%)	(-100bps)	(+5.3%)	(+12%)	(+16.2%)
Schwerin	0.72	11.1%	8.20	31.00	3.00
	(+0.6%)	(-60bps)	(+6.5%)	(+5.1%)	(+/-0.0%)
Stralsund	0.21	12.4%	8.10	47.00	2.50
	(+2.1%)	(-220bps)	(+15.7%)	(+17.5%)	(+/-0.0%)
Stuttgart	7.64	2.9%	19.70	250.00	6.10
	(+2%)	(-240bps)	(+4.2%)	(+11.1%)	(+/-0.0%)
Suhl	0.21	16.9%	6.00	22.00	2.10
	(+1.5%)	(-420bps)	(+3.4%)	(-2.2%)	(+5%)
Weimar	0.25	5.6%	8.20	50.00	3.10
	(+0.8%)	(-290bps)	(+2.5%)	(+7.5%)	(+/-0.0%)
Zwickau	0.37	16.7%	8.60	49.00	3.30
	(+2%)	(-170bps)	(+4.9%)	(+/-0.0%)	(+22.2%)

Source: Bulwien Gesa, RIWIS online database as at 30/01/17

As with Berlin, almost all other major real estate markets also developed positively in the last five years. When looking at the key occupier market figures in the table above, vacancy rates (only available for the office markets) decreased almost across the board while office, retail and logistics rents predominantly showed an upward tendency since 2012. There are of course regional disparities but the overall development can be described as healthy. Only very few cities saw an increase in office vacancy (e.g. Plauen) and/or decreasing rents in one of the three sectors (e.g. Gera, Frankfurt (Oder) and Halberstadt).

Prime yields in East Germany (+ Essen and Stuttgart)

Change against 2012 in brackets:

City	Office	Retail	Logistics
Berlin	3,3% (-160bps)	3,6% (-90bps)	5,1% (-220bps)
Brandenburg (Havel)	7,2% (-70bps)	7,9% (-30bps)	9,7% (-30bps)
Chemnitz	8,0% (-110bps)	7,6% (-30bps)	9,5% (-120bps)
Cottbus	8,0% (-90bps)	7,7% (-30bps)	9,5% (-60bps)
Dessau	8,3% (-50bps)	7,8% (-20bps)	10,0% (-100bps)
Dresden	5,0% (-140bps)	4,6% (-110bps)	7,2% (-70bps)
Eisenach	7,5% (-50bps)	7,6% (-50bps)	9,4% (-40bps)
Erfurt	6,0% (-90bps)	5,2% (-80bps)	7,7% (-70bps)
Essen	5,0% (-100bps)	5,2% (-80bps)	6,7% (-60bps)
Frankfurt (Oder)	8,4% (-20bps)	7,0% (-20bps)	9,5% (-10bps)
Gera	8,3% (-40bps)	7,7% (-70bps)	9,3% (-40bps)
Greifswald	7,9% (-10bps)	7,1% (-30bps)	9,5% (-50bps)
Görlitz	8,5% (-40bps)	9,0% (-50bps)	10,4% (-20bps)
Halberstadt (Stadt)	7,9% (+/-0bps)	7,1% (-10bps)	10,0% (+/-0bps)
Halle (Saale)	6,7% (-50bps)	7,2% (-80bps)	7,7% (-70bps)
Jena	6,6% (-60bps)	6,1% (-100bps)	9,1% (-40bps)
Leipzig	5,0% (-130bps)	4,7% (-110bps)	5,6% (-190bps)
Magdeburg	5,9% (-100bps)	6,8% (-50bps)	8,8% (-90bps)
Neubrandenburg	8,7% (-30bps)	7,6% (-40bps)	9,8% (-20bps)
Plauen	9,9% (-20bps)	8,3% (+/-0bps)	9,8% (-20bps)
Potsdam	5,3% (-130bps)	5,2% (-90bps)	8,8% (-40bps)
Rostock	6,0% (-70bps)	6,3% (-100bps)	9,2% (-70bps)
Schwerin	7,1% (-40bps)	6,8% (-20bps)	9,8% (-70bps)
Stralsund	7,3% (-20bps)	6,3% (-90bps)	9,6% (-30bps)
Stuttgart	3,9% (-110bps)	3,7% (-90bps)	5,4% (-170bps)
Suhl	9,0% (-10bps)	8,2% (+10bps)	10,4% (-20bps)
Weimar	7,5% (-20bps)	6,8% (-70bps)	9,9% (-60bps)
Zwickau	8,8% (-80bps)	7,3% (-20bps)	9,5% (-50bps)

Source: Bulwien Gesa. RIWIS online database as at 30/01/2017 / * Prime market yields reflect the average achievable yields in the top market segment (e.g. Grade A offices in central locations) and therefore yields for individual properties can be lower

The favourable trends in the fundamentals on the one hand and the decreasing risk averseness of real estate investors on the other hand led to a higher level of activity in the East German real estate investment markets over the past years. While only approx. €1.6bn was invested in commercial real estate in the five eastern German federal states excluding Berlin in 2012, the volume increased to over €4.0bn in 2015 and decreased to 2.7bn in 2016 again. In contrast, Berlin was 2015 one of the most sought after real estate markets to invest in.

The transaction volume increased from €5.1bn in 2012 to more than €8.1bn in 2015 which was an absolute record level and decreased to approx. 4.2bn in 2016. The increased activity and investors’ demand is also reflected in the development of yields. They decreased significantly in Berlin over the past five years and hardened slightly in a number of the other eastern German cities (see table above). An increase in yields was the exception (e.g. retail yield in Suhl).

VI.	Real Estate Market Berlin – Development in Q1-2017

Office Market

Despite an increasing demand on the Berlin office letting market, the take-up in the first quarter recorded with 185,200 sq m a decline by 35% against the same period last year. However, it have to take into consideration that the first quarter of 2016 showed the highest take-up figure of all times. In 2017, additional 212,600 sq m office space will come onto the market, followed by 267,500 sq m in 2018. Though, only 50,000 sq m of the pipeline are still available. As a consequence it seems to be clear that the vacancy will continue to fall and rental increase will persist. The prime rent reached a level of €28.80 per sq m/month and it can be expected that a value of €30.00 will be achieved in the course of the current year. The average rent showed an increase of 1.9% against the previous quarter and stood at €16.30 per sq m/month. The vacancy rate decreased by 20 basis points against the previous quarter to a current level of 2.5% and it is expectable that it will approach to a value of around 2% in the course of the year. As demand by tenants is still high, an annual take-up of 850,000 sq m is expectable.

Commercial Investment Market

With a transaction volume of more than €1.4bn, the Berlin commercial investment market showed strong momentum in the first quarter—an increase of 82% against the same period last year. Especially the submarket Mediaspree contributed to a significant share to this strong transaction activity. Four of the five largest deals took place in this part of the city. As there is a plenty of properties which are currently prepared for a sales process, a high investment activity is projectable for whole Berlin in 2017. Increasing rents and declining vacancy for offices across the city resulting in further yield compression. The prime office yield again decreased by 10 basis points in the first quarter to a current level of 3.4%. For prime high-street properties the prime yield moved sideways on a level of 3.3%. In the course of the year it can be expected that office yields will continue to decline significantly.

Office Letting and Commercial Investment Market Berlin

	Q1 17	against Q4 16	against Q1 16
Office Letting Market
Take-up (sq m)	185,200	—	-34.80%
Vacancy Rate (%)	2.5	-20bps	-100bps
Prime Rent (€ per sq m/month)	28.80	1.80%	+17.6%
Average Rent (€ per sq m/month)	16.30	1.90%	+ 7.9%

Commercial Investment Markt
Commercial Transaction Volumen (€m)	1,437	—	+82%
Office	719	—	+70%
Retail	399	—	+31%
Others	319	—	+405%
Prime Yield (%)
Office	3.4	-10bps	-50bps
Prime High-Street	3.3	+/-0bps	-20bps

Source: Savills

H.	General Valuation Assumptions and Applied Definitions

In the following chapter, we comment on the applied method in arriving at our opinion of value as defined in the scope of this Instruction.

I.	General Valuation Assumptions

This Valuation Report of Savills has been carried out on the basis of the following General Assumptions (the “General Assumptions”). If any of these assumptions are subsequently found to be incorrect or invalid, the valuation result(s) in our Report may need to be reconsidered.

In the absence of any information to the contrary in the Report (in particular in section D containing our individual valuation assumptions and considerations), the valuations are based in particular on the following assumptions:

1.	Information of TLG

The Instructing Party (and any third parties acting on request of the Instructing Party) has provided Savills with complete, correct and current information and documents as requested by Savills or which are reasonably relevant to Savills in carrying out the agreed Services (in particular the preparation of the Valuation). The Instructing Party did not retain any material facts which may impact the valuation of the real estate (ground) and buildings valued in our Valuation (collectively the “Properties”, each a “Property”). Unless otherwise stated in the Valuation, Savills has not verified the information submitted (in particular, but not limited to, where it is stated in the Report that Savills has “assumed” or “relied” on information). Savills has not requested any information from public authorities, registers or courts.

Unless otherwise stated in the Report, Savills’ has performed an external inspection of the Properties. For the avoidance of doubt, Savills does not carry out any building or structural surveys of the Properties nor test any of the electrical, heating or other services or installations.

2.	Title

Unless otherwise stated in the Report, we have valued the freehold interest of the Properties and have assumed that in particular that they are not subject to leasehold agreements.

It is assumed that the freehold interest is not subject to any restrictions and encumbrances contained in Section II of the land register and that no claims or obligations are present in this regard.

Further, the Valuation of Savills does not consider any mortgages or land charges contained in Section III of the land register.

3.	Buildings

The buildings are structurally sound. There are no structural (latent or other) material defects (including rot) which may have influence on the valuation.

In the construction or alteration of the building(s) no use was made of any deleterious or hazardous materials or techniques, such as high alumina cement, calcium chloride additives, wood wool slabs used as permanent shuttering or comparable materials. There are no dangers to health of occupants or tenants resulting from the actual condition of the buildings (for example resulting from contamination with asbestos or mould). Savills has not carried out any investigations concerning these matters.

4.	Land

Savills assumes that the site is appropriate and has load bearing capacity suitable for the realised or anticipated form of development, that no abnormal ground conditions exist and no additional or unusual expenditure on, for example, foundations or drainage systems are required. The ground does not contain any archaeological remains. There are no underground mineral or other workings, noxious substances or any other matters that may cause additional costs or delay.

5.	Services

The Properties are connected, or capable of being connected, without undue expense, to the public services of gas, electricity, water, telecommunications, sewerage and district heat, where available.

6.	Contamination of Land and Buildings

The Properties (land and buildings) are not contaminated, and each Property is not and never has been subject to any contaminating or potentially contaminating uses, nor is it likely to become contaminated in the foreseeable future.

Savills has not carried out any investigations with respect to potentially existing environmental contaminations or in order to identify any such contamination.

7.	Legal Matters

The buildings were erected in accordance with construction permits, and every building complies with all statutory or local authority requirements. All necessary consents and authorisations for the use of the Properties and the processes carried out at the Properties (in particular to be issued by public authorities, neighbours or other third parties) are in existence, will continue to subsist and are not subject to any onerous conditions.

It is assumed that there are no unusual restrictions with respect to the occupation of the Properties or the level of rent.

8.	Lease Agreements; Other Agreements

The tenants are creditworthy and capable of meeting their obligations. There are no arrears of rent or breaches of covenants. It is assumed by Savills that lease agreements and any other agreements provided to Savills are valid, meet the legal requirements of the written form, and no facts do exist which would entitle a party to terminate or cancel such agreements prior to expiry of the agreed term, e.g. by early termination, rescission or likewise.

9.	Taxes, Public Contributions, Development Charges

Unless otherwise stated in this report, all public taxes, charges and contributions levied by public authorities with respect to the site development, have entirely been levied and paid as at the Date of Valuation. In particular it is assumed that no public infrastructure contributions or similar contributions will be levied in the future.

10.	Public Encumbrances; Monumental Protection; (Re)-Development Areas and likewise

The Properties are not subject to any public encumbrances which may give reason for a reduction of the valuation.

None of the Properties to be valued is subject to monumental protection.

None of the Properties is located in a redevelopment area pursuant to Sec. 136 et seq. of the German Federal Building Code or within the scope of any other urban development measure, e.g. refurbishment, redistribution or preservation statutes.

It is assumed that none of the Properties is adversely affected, nor is it likely to become adversely affected, by any highway, town planning or other schemes or proposals.

Savills did not undertake any investigations (for example local searches, enquiries or review of any statutory notices) in order to identify matters adversely affecting the present or future value of the Properties.

11.	Subsidies

Unless otherwise stated in this report, all valuations are given without consideration of subsidies or grants, received or potentially receivable, and any obligations or limitations in this coherence which could influence the value of the Properties.

12.	Statements by Officials

Oral statements by public officials, particularly involving factual information, cannot be regarded as legally binding. Savills assumes such oral statements to be correct; however, Savills is unable to accept any liability for the application of any such statements or information in the Report.

13.	Insurance

The Properties are covered by a valid adequate and appropriate insurance policy as regards the sum assured and the types of potential loss covered.

14.	Taxation

Unless otherwise stated in the Report, no allowance has been made for expenses or taxation that might arise on a disposal. Exceptions may result from standardised valuation methods.

Further, our valuations are exclusive of VAT.

15.	Fixtures and Fittings

Excluded from our valuations is any additional value attributable to goodwill, or to fixtures and fittings which are only of value in situ to the present/future occupiers.

16.	Valuation of Portfolios (Aggregation)

Unless otherwise stated in the Report, each Property—even if it is part of a portfolio—has been valued individually.

17.	Insolvency

Savills does not take account of any possible effect that the appointment of either an insolvency administrator or an administrative receiver or a compulsory auction might have on the perception of the properties in the market and their subsequent valuation, or the ability to realise the value of the properties in either of these scenarios

II.	Rents, Income and Vacancy

1.	Current Rent

Definition

In our valuations, the current rental income (or current rent) is defined as the rent passing as at the Date of Valuation. It reflects the rental payments after deducting recoverable costs (e.g. costs for heating, electricity) but before deducting non-recoverable costs. Also, the current rent is excluding VAT.

Method of Determination

If not stated otherwise in the report, we have considered the current rent for each lettable unit as stated in the rent roll provided by the Instructing Party or its advisors.

In case that the date of the rent roll is prior to the valuation date, there may be minor differences in the actual rent and vacancy rates when comparing the rent roll and our valuation.

Among other reasons, this is the result of leases which expire between these dates. In the event that the lease end of lettable area is prior to the valuation date, we consider this as vacant in our valuation as of the valuation date (even if these are rented according to the rent roll).

The rent roll has been checked with the original lease contracts on a sample basis. However, in accordance with the Instruction, Savills did not carry out full commercial due diligence.

2.	Estimated Rental Value (ERV) / Market Rent

Definition

Our opinion of Market Rent is equivalent to the Market Rent as defined in the Valuation Practice Statement VPS 4.1.3 of the RICS Valuation Professional Standards 2014 (the “Red Book”), published by the Royal Institution of Chartered Surveyors (RICS), London, which was effective from January 2014.

“The estimated amount for which an interest in real property should be leased on the valuation date between a willing lessor and a willing lessee on appropriate lease terms in an arm’s length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.”

The market rent is excluding VAT.

Method of Determination

We research comparable rents by taking into consideration key aspects such as property location, condition and the fit-out standard of rental units as well as common marketing incentives by the landlords (e.g. tenant improvements or rent free periods). With our in-house database, we analyse comparable lease transactions and currently available offers of space to rent. Furthermore, we analyse all leases which were recently closed in the subject asset(s) (“recent lease agreements”).

An overview of the selected rental comparables can be found in the appendix to the report “market and location analysis—rental comparables”.

In addition, we have also analyzed all recent lease agreements for the Subject Properties, and a corresponding overview can be found in the appendix to the report “market and location analysis—rental comparables”.

Based on this procedure, we estimate rental values with reference to the individual asset, which are then revised in consultations with our agents and under consideration of third-party research, where reliable, appropriate and possible.

3.	Potential Rent

Definition

The potential rent expresses the rent that should be achievable in a short time period by leasing vacant areas at our opinion of Market Rent. The potential rent is excluding VAT.

Method of Determination

The potential rent as displayed in our valuations is a “mixed” figure which considerers the current rent for all units let and the market rent for all units currently vacant but potentially lettable.

4.	Net Operating Income (NOI)

Definition

The net operating income (NOI) is defined as the passing rent after deducting all non-recoverable costs. It is the net cash-flow generated by a property at a point in time or in a time period.

Method of Determination

Generally, the following periodical non-recoverable costs will be deducted from the passing rent:

Management Costs

Maintenance Costs

Non recoverable service charges

Ground Rents (if applicable)

Furthermore, the following event related non-recoverable costs will be deducted from the passing rent within the cash-flow term:

Costs for Tenant Improvements

Capex for Deferred Maintenance (if applicable)

Vacancy Costs

Leasing Commissions

5.	Vacancy Rates

In this report, two following different vacancy rates are displayed:

The area vacancy rate is defined by vacant space (in sq m) divided by the total lettable space (in sq m).

The EPRA vacancy rate is expressed as a percentage being the estimated rental value (in EUR) of vacant space divided by the estimated rental value ERV of the whole property.

III.	Values and Results

1.	Market Value

Definition

Our opinion of market value is equivalent to the Market Value as defined in the Valuation Practice Statement VPS 4.1.2 of the RICS Valuation Professional Standards 2014 (the “Red Book”), published by the Royal Institution of Chartered Surveyors (RICS), London, which was effective from January 2014.

“The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.”

For the avoidance of doubt, a valuation complying with the “Red Book” is ipso facto compliant with the International Valuation Standards (IVS) and the market value pursuant to § 194 BauGB (German Building Code).

Market Evidence

In our valuation each property has been valued individually and the valuation of each property is based on market evidence. Generally, investment comparables and asking prices for similar properties are researched. Also, local agents and internal as well as external market databases have been consulted to arrive at our valuation results.

Method of Calculation: Discounted Cash Flow (DCF)

For the valuation of long-term income-based properties, we have applied a DCF approach.

The DCF method is a two-stage financial mathematical model to determine the cash value of the future yield of the properties, which is viewed as its present value. In this coherence, a detailed forecast computation of the revenue and expenditures for a “holding period” of usually 10 years is compiled.

Accordingly, our DCF model involves a period-by-period estimation of gross income, i.e. rental income, and of any expenditure which shall not be recovered by third parties. Any estimation for the aforementioned will explicitly be taking into account a range of variables. For example, the estimation of income is substantially and mainly based on the existing contractual agreements as well as market development forecasts. Expenditures, on the other hand, may occur regularly in each period, i.e. costs of management, ongoing maintenance and non-recoverable service charges.

However, one-off costs for anticipated renovations as well as costs during periods of vacancy will also be deducted but considering a specified scheduled time of expenditure in the future.

As a result, the net operating income (NOI) will be calculated for each period, reflecting the anticipated development of the properties over the applied time period.Secondly, the hypothetical sales price at the assumed time of exit will be calculated. Generally, the sales price will be based upon the NOI at market level of the future year after the holding period. Hence, the NOI at market level will be capitalised with the exit capitalisation rate in perpetuity in order to derive the Gross Exit Value. However, if fixed leases expire after the holding period, the Gross Exit Value will be adjusted by the capital value of a (potential) over-/ underrented situation. Please note that in our model those capital value adjustments will be displayed as adjustments to the NOI (calculated in perpetuity). Finally, transaction costs will be deducted from the Gross Exit Value to arrive at the Net Exit Value / sales price.

Finally, both main results of the two-step calculation, i.e. the sum of all NOI and the hypothetical purchase price—will be discounted at the discount rate effective at the Date of Valuation. The result of this step is the Gross Present Value (GPV) as at that date.The GPV is then reduced by the common costs of a transaction, i.e. stamp duty land purchase tax, agent fee, notary fee, which results in the Net Present Value (NPV).

The applied rates are normally set by comparing money market rates (i.e. interest rate for risk-minimised investments) and allowing for the relative disadvantages of real estate ownership. These are generally considered as adjustments to the base rate due to the risks revolving from the specific type of property, due to the risks of illiquidity (marketing periods, costs of transaction etc.) and due to the potential of additional costs of portfolio management.

These risks are evaluated according to the following categories for each property, e.g. by conducting a structured property rating:

Quality of the macro location (i.e. image, socio-demographics, economy, etc.)

Quality of the micro location (i.e. local image, local supplier market adequacy for the specific property use, infrastructure, etc.)

Quality of the building (i.e. age and condition of building, concept of areas/ architecture, fit-out, alternative usability, energy management, plot characteristics, etc.)

Quality of cash flow (i.e. letting concept, length of lease terms, agreements on ancillary costs, covenant of the tenant, current vacancy, relettability)

The exit capitalisation rate is the reciprocal of the multiplier on potential rent less non-recoverable costs at the end of the cash flow period and is mainly derived from the quality of the location (including the land value) and the building quality.

Method of Calculation: Liquidation Approach

Developed properties, whose developments do not allow for sustainable revenue generation, are valued according to liquidation value method. The liquidation value is also based upon the DCF method as described above. However the following modifications were necessary:

Holding Period:

The holding period is usually until the time that the last current lease contract or assumed option period expires. During the holding period, non-recoverable costs are deducted from the current gross rental income. As a result, the net operating income (NOI) will be calculated for each period. The NOI is discounted with the same approach as defined in the discounted cash-flow for the re-letting scenario.

Capital Expenditures:

During the holding period, we do not apply any capital expenditures as we assume that until the liquidation of the property, the costs for ongoing maintenance are sufficient.

Exit Value:

At the end of the time horizon, we assume that the property is demolished and the land is sold (liquidation value). The liquidation value is the land value adjusted by the inflation rate minus the inflation adjusted demolition costs.

Discount Rate:

As the liquidation value is considered, we have chosen a discount rate which reflects the different risk profile of the Subject Property. This discount rate is set by the rating’s subcriteria, namely macro and micro location.

2.	Valuation of Land Values

According to the Valuation Law (Bewertungsgesetz), the land value may be defined as the value of the land as if it was free of any construction.

Method of Calculation: Land Values

Basically, the purchase prices of comparable property are to be considered in the determination of the value of land (land value). Pursuant to cf. §§ 193 of the Town and Country Planning Code (BauGB), the determination of the land value may also be based—in addition to, or instead of, the purchase prices—on suitable recommended land values determined by responsible land valuation boards in consideration of purchase price surveys.

Features, which influence the value, have to be allowed for as increases or reductions or in other appropriate ways. Such features to be considered include in particular: the location, size and layout of the site, the type and extent of the possible uses stipulated by building laws and the actual use, the type and nature of ingresses, the most important commercial and transport connections, possibilities of connections to services, sewers and drains, the recoupment charge for local public infrastructure still to be incurred, and, existing reference values and comparable prices. Once comparable transaction values are verified and adjusted to the Subject Property, the determined price per sq m will be applied to the total area of the site which will result in the total land value.

Method of Calculation: Residual Approach

The residual valuation method is used to verify land values. Basically, the residual value is the amount that is left over after all other costs (except for buying the land) have been deducted from the potential sale revenue of the completed property.

As a first step, the exit value of the development, or the price the property can be sold for after completion, needs to be assessed.

At a second stage, the following cost groups need to be deducted from this future value:

Construction costs incl. budget for unforeseeable costs,

Marketing / Letting Costs,

Financing Costs,

Development Profit,

Transaction Costs

In doing so, the outcome will reflect the amount that a developer is able to pay for the building land.

IV.	Yields and Multipliers

1.	Gross Multipliers

A gross multiplier expresses the ratio of the market value to the rental income of a property. In our report, we state three different kinds of gross multipliers:

Gross Multiplier on Current Rent = Market Value / Current Rent

Gross Multiplier on Market Rent = Market Value / Market Rent

Gross Multiplier on Potential Rent = Market Value / Potential Rent

Please note that the Gross Multiplier on Current Rent can be misleading if the property is currently considerably underrented or is significantly vacant. In those cases, we suggest also to consider multipliers and yields on market or potential rent.

2.	Net Initial Yields

A Net Initial Yield expresses the ratio of the Net Operating Income (Rental income as of Date of Valuation reduced by management costs, ongoing maintenance, costs for vacancy and further non recoverable costs) to the Gross Present Value (Market Value including acquisition costs).

In our report, we state three different kinds of Net Initial Yields:

Net Initial Yield on Current Rent = Net Operating Income derived from Current Rent / Market Value + Acquisition costs

Net Yield on Market Rent = Net Operating Income derived from Market Rent / Market Value + Acquisition costs

Net Yield on Potential Rent = Net Operating Income derived from Potential Rent / Market Value + Acquisition costs

Please note that the Net Initial Yield on Current Rent can be misleading if the property is currently considerably underrented or is significantly vacant. In those cases we suggest also to consider multipliers and yields on market or potential rent.

I.	Overview of Main Assets (Office, Retail, Hotel)

Top 15 Office Properties (by Value)

No	TLG Nr/ Valuation Unit	Street	Zip Code	City	Year of Constr.	Main Use	Lettable Area in sq m	Vacancy Rate in %	WAULT* in years	Current Rent in EUR p.a.	Market Rent in EUR p.a.	Market Value in EUR	Market Value EUR per sq m	NIY on Current Rent in %	NIY on Market Rent in %
1	64378	Alexanderstraße 1, 3, 5	10178	Berlin	1969	Office	42,453	11.2%	2.7	5,682,740	6,952,505	77,500,000	1,826	6.0%	7.5%
2	484876	Schönhauser Allee 36/Ecke Sredzki- und Knaakstr. 97	10435	Berlin	1867	Office	30,577	0.0%	3.9	3,910,805	4,205,978	70,800,000	2,315	4.4%	4.8%
3	486294	Prager Straße 118, 120, 126, 128, 130, 132, 134	04317	Leipzig	1996	Office	45,016	0.0%	8.4	3,318,332	3,783,264	58,300,000	1,295	4.8%	5.6%
4	486234	Richard-Wagner-Straße 1, 2-3 / Brühl 65, 67	04109	Leipzig	1996/1997	Office	26,455	0.9%	3.6	3,328,444	3,421,390	53,100,000	2,007	5.4%	5.5%
5	482890	Karl-Liebknecht-Straße 31,33/Kleine Alexanderstr.	10178	Berlin	1968	Office	24,449	0.3%	2.7	3,353,555	3,805,083	52,100,000	2,131	5.5%	6.3%
6	486292	Aroser Allee 60, 64, 66, 68, 70, 72, 72a, 74, 76,78	13407	Berlin		Office	36,717	5.6%	4.2	3,044,366	4,104,830	51,900,000	1,414	4.6%	6.6%
7	482880	Englische Straße 27, 28, 30	10587	Berlin	2004	Office	17,815	0.0%	2.7	4,456,058	2,939,475	50,500,000	2,835	8.1%	5.4%
8	485050	Am Vögenteich 23	18057	Rostock	2000	Office	19,470	0.0%	15.9	3,120,000	2,336,408	47,700,000	2,450	5.5%	4.0%
9	471237	Hausvogteiplatz 12	10117	Berlin	1895	Office	7,894	5.5%	4.1	1,344,590	1,751,594	31,400,000	3,978	3.7%	4.9%
10	485794	Postplatz 1 / Wilsdruffer Str. 24	01067	Dresden	2008	Office	10,537	0.0%	2.8	2,012,415	1,868,178	30,700,000	2,914	5.8%	5.4%
11	486204	Köpenicker Straße 30-31 /Bona-Peiser-Weg 2	10179	Berlin	2004	Office	12,156	6.4%	4.4	1,420,241	1,705,486	28,100,000	2,312	4.2%	5.2%
12	486179	Kaiserin-Augusta-Allee 104-106	10553	Berlin	1996	Office	14,727	4.5%	3.3	1,475,370	1,866,194	22,400,000	1,521	5.4%	7.0%
13	486245	Doberaner Straße 114-116 / Lohmühlenweg 1,2	18057	Rostock	1995	Office	15,986	8.0%	3.1	1,409,397	1,586,705	16,500,000	1,032	7.0%	8.1%
14	485858	Hermann-Drechsler-Straße 1	07548	Gera	1985	Office	28,052	3.3%	2.1	1,505,240	1,538,374	14,200,000	506	8.6%	8.8%
15	486286	Am Schießhaus 1 - 3	01067	Dresden	1996	Office	9,170	5.0%	8.4	896,278	1,010,353	13,900,000	1,516	5.1%	6.0%

*	Note: excluding break option at property "Technisches Rathaus" in Leipzig (TLG 486294)

Top 6 Hotel Properties (by Value)

No	TLG Nr/ Valuation Unit	Street	Zip Code	City	Year of Constr.	Main Use	Lettable Area in sq m	Vacancy Rate in %	WAULT in years	Current Rent in EUR p.a.	Market Rent in EUR p.a.	Market Value in EUR	Market Value EUR per sq m	NIY on Current Rent in %	NIY on Market Rent in %
1	485479	Karl-Liebknecht-Str. 32, 32 A, 32 B	10178	Berlin	2011	Hotel	33,942	0.0%	11.8	6,120,268	6,221,587	106,400,000	3,135	4.7%	4.8%
2	483843	Neumarkt 9	01067	Dresden	2006	Hotel	13,487	0.9%	17.5	2,529,243	2,452,914	45,700,000	3,388	5.2%	5.0%
3	485784	Postplatz 5,6 /Schweriner Straße 1	01067	Dresden	2013	Hotel	14,646	4.2%	14.0	2,131,684	2,204,083	38,300,000	2,615	4.9%	5.1%
4	485784	Postplatz 5,6 /Schweriner Straße 1	01067	Dresden	2013	Hotel	14,646	4.2%	14.0	2,131,684	2,204,083	38,300,000	2,615	4.9%	5.1%
5	486288	Am Hallischen Tor 1/Brühl 33/Richard-Wagner-Straße 9	04109	Leipzig	1997	Hotel	21,376	11.6%	8.5	1,591,865	1,929,032	27,500,000	1,287	5.0%	6.2%
5	486295	Wiener Platz 8/9	01069	Dresden	2008	Hotel	12,270	3.9%	7.5	1,701,411	1,660,960	25,900,000	2,111	5.9%	5.7%

Top 15 Retail Properties (by Value)

No	TLG Nr/ Valuation Unit	Street	Zip Code	City	Year of Constr.	Main Use	Lettable Area in sq m	Vacancy Rate in %	WAULT in years	Current Rent in EUR p.a.	Market Rent in EUR p.a.	Market Value in EUR	Market Value EUR per sq m	NIY on Current Rent in %	NIY on Market Rent in %
1	486262	Börnicker Chaussee 1-2	16321	Bernau bei E	1996, 2006	Retail	27,247	0.3%	4.4	4,077,276	4,209,295	54,300,000	1,993	5.9%	6.1%
2	486244	Adlergestell 296, 299-305, Otto-Franke-Straße 105	12489	Berlin	2006	Retail	32,717	0.0%	4.2	3,114,519	2,787,896	40,800,000	1,247	6.7%	5.9%
3	486261	Herrenseeallee 15	15344	Strausberg	1980, 1999, 2	Retail	25,409	0.1%	3.6	2,959,751	2,821,913	35,700,000	1,405	6.3%	6.0%
4	485924	Ossenreyerstr. 53-61, Badenstr. 3-6, Kleinschmiedstr., Heil	18439	Stralsund	2013	Retail	10,805	19.6%	7.3	1,655,016	1,991,277	26,500,000	2,453	4.6%	5.9%
5	486264	Nobelstraße 50, 50a/b, 51-56	18059	Rostock	1993/1994	Retail	14,105	8.1%	3.9	1,979,406	2,044,618	25,700,000	1,822	6.0%	6.3%
6	486065	An der Ostbahn 3/ Straße der Pariser Kommune 10-16	10243	Berlin	2006	Retail	17,883	0.0%	6.7	1,665,948	1,703,009	25,400,000	1,420	5.4%	5.6%
7	486265	Lübsche Straße 146-148	23966	Wismar	1993	Retail	11,816	2.0%	3.9	1,535,764	1,485,000	19,600,000	1,659	6.3%	6.1%
8	485851	Bölschestraße 37-38	12587	Berlin	2013	Retail	8,498	0.0%	13.3	1,054,890	1,079,645	17,300,000	2,036	5.1%	5.2%
9	485951	Salvador-Allende-Straße 115	12559	Berlin	2008	Retail	13,950	0.0%	9.0	1,232,400	1,122,000	16,500,000	1,183	6.0%	5.4%
10	485613	Helene-Weigel-Platz 1,2	12681	Berlin	2011	Retail	6,021	0.0%	5.1	922,048	938,281	15,100,000	2,508	5.0%	5.1%
11	301808	Rathausstraße 1	10178	Berlin	2001	Retail	10,842	0.0%	2.0	1,168,231	1,099,521	14,800,000	1,365	7.0%	6.6%
12	485282	Ellen-Epstein-Straße 1	10559	Berlin	2008	Retail	9,320	0.0%	8.7	1,083,000	1,062,480	14,300,000	1,534	6.1%	6.0%
13	483251	Prager Straße 4	01069	Dresden	2006	Retail	2,752	73.0%	4.8	216,977	655,287	11,900,000	4,325	1.4%	5.1%
14	485850	Bölschestraße 35-36	12587	Berlin	2012	Retail	4,425	1.6%	8.2	686,806	680,696	11,300,000	2,554	5.0%	5.0%
15	46903	Revaler Straße 2/hinter Marchlewskistr. 101	10243	Berlin	1981	Retail	3,978	0.0%	6.0	308,077	417,690	11,100,000	2,790	2.1%	3.0%

For and on behalf of

Savills Advisory Services Germany GmbH & Co. KG

Klaus Trautner	Draženko Grahovac

MRICS, CIS HypZert (F), REV	MRICS

RICS Registered Valuer	RICS Registered Valuer

24.     GLOSSARY

Acceptance Period	The period for the acceptance of the Offer, which commences with the publication of the offer document on June 28, 2017 and is expected to expire on September 5, 2017 at 24:00 hours (midnight) (CET).

Additional Acceptance Period	The period of two weeks after the Company published the results of the Offer pursuant to Section 23 para. 1 sentence 1 no. 2 WpÜG, within which the shareholders of the Target, who did not accept the Offer during the Acceptance Period, can still accept the Offer.

AktG	German Stock Corporation Act (Aktiengesetz).

ARR	Average rate per room.

Articles of Association	The Company’s articles of association.

Authorized Capital 2014/II	The authorized capital resolved by the extraordinary shareholders’ meeting held on October 22, 2014.

Authorized Capital 2017	The authorized capital resolved by the annual shareholders’ meeting held on May 23, 2017.

BaFin	The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).

Base Salary	The annual base salary in an amount of EUR 300,000, payable in twelve equal monthly installments in arrears, provided to members of the Management Board under each of the two service agreements.

BP	Basis point.

Business Combination Agreement	The agreement the Company and the Target entered into on May 10, 2017, about the combination of TLG and WCM.

Business Day	Every day on which banks in Frankfurt am Main, Germany, are open for regular business.

BVS	Federal Institute for Special Tasks Arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben), a federal office of Germany.

Change of Control	If a third party were to directly or indirectly acquire more than 50% of the Company’s shares, or if the Company becomes an affiliated company due to an affiliation in accordance with Section 319 et seq. AktG.

CET	The Central European Time or respectively the Central European Summer Time.

Clearstream	Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany.

Code	The German Corporate Governance Code.

Combined Group	The combined group comprising TLG and WCM.

Company	TLG IMMOBILIEN AG, with its registered office at Hausvogteiplatz 12, 10117 Berlin, Germany, and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, under the docket number HRB 161314 B.

Completion	The completion of the Offer.

Contamination	Residual pollution and harmful changes to soil as referred to in the German Federal Soil Protection Act (Bundesbodenschutzgesetz).

D&O	Directors and officers.

DCF Method	According to the discounted cash flow method, the fair value of a property is the sum of the discounted cash flows for a planning period (e.g., ten years) plus the terminal value of the property at the end of the planning period discounted to the valuation date.

DDT	Dichlorodiphenyltrichloroethane is an organochlorine insecticide frequently used in agriculture. Common sources of exposure to DDT are foods, including meat, fish, and dairy products. DDT can be absorbed by eating, breathing, or touching products contaminated with the substance.

Delpheast	Delpheast Beteiligungs GmbH & Co. KG.

Domestic Paying Agent	A domestic credit institution, domestic financial services institution, domestic securities trading company or a domestic securities trading bank, including domestic branches of foreign credit institutions or financial service institutions that holds or administers shares in the Company for a shareholder, or that executes the disposal of shares in the Company and pays out or credits the capital gains for a shareholder.

Domination Agreement	The domination agreement (Beherrschungsvertrag) entered into by the Company and East AcquiCo on January 2, 2013 and terminated on September 18, 2014.

DUHO	DUHO Verwaltungs-Gesellschaft mbH, a limited liability company with its registered office in Berlin, Germany and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under the docket number HRB 38419. DUHO is the Company’s legal predecessor.

East AcquiCo	LSREF II East AcquiCo S.à r.l., Luxembourg.

EBIT	Earnings before interest and taxes.

EBITDA	Earnings before interest, taxes, depreciation and amortization, which is defined as net income/loss before income taxes, financial income, financial expenses, gain/loss from the remeasurement of derivative financial instruments, depreciation and amortization as well as the result from the remeasurement of investment property, all as shown in the Company’s respective consolidated financial statements.

EEA	The European Economic Area.

EnEV	The Energy Saving Act (Energieeinsparungsgesetz) and the Energy Saving Ordinance (Energieeinsparverordnung).

EPRA	The European Public Real Estate Association.

EPRA NAV	EPRA NAV is calculated based on equity attributable to the shareholders of the parent company (i) plus fair value adjustment of owner-occupied property (IAS 16) and fair value adjustment of properties in inventories (IAS 2) and (ii) excluding the fair value of derivative financial instruments, deferred tax assets, deferred tax liabilities and goodwill.

EPRA Vacancy Rate	The market rental value of vacant space divided by the market rental value of the whole portfolio.

Equity Ratio	The Equity Ratio is the ratio of equity to total equity and liabilities.

EStG	The German Income Tax Act (Einkommensteuergesetz).

Euro and EUR	The single European currency adopted by certain participating member states of the European Union, including Germany.

EU Short Selling Regulation	Regulation (EU) No 236/2012 of the European Parliament and of the European Council of March 14, 2012 on short selling and certain aspects of credit default swaps.

EY	Ernst & Young Wirtschaftsprüfungsgesellschaft GmbH, Stuttgart, office Berlin, Friedrichstraße 140, 10117 Berlin, Germany.

FFO Forecast	Forecast of TLG’s FFO after taxes for the fiscal year 2017.

GDP	GDP refers to gross domestic product.

Germany	The Federal Republic of Germany.

HGB	The German Commercial Code.

IFRS	The International Financial Reporting Standards as adopted by the European Union.

Integration	The integration of WCM into TLG.

KAGB	The German Capital Investments Act (Kapitalanlagegesetzbuch).

LAGA	The joint working group of both the German Federal Government and the Federal States to ensure a homogenous enforcement of laws relating to waste and disposal legislation (Bund/Länder-Arbeitsgemeinschaft Abfall).

Majority Shareholder	A shareholder holding 95% of a company’s share capital.

Management Board	The Company’s management board.

MAR	Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse.

Net LTV	The net loan to value ratio is the ratio of net debt (sum of non-current and current liabilities due to financial institutions less cash and cash equivalents), to real estate (sum of investment property, advance payments on investment property, owner-occupied property, non-current assets classified as held for sale and inventories).

Offer	The Company’s voluntary public takeover offer for all shares of the Target that was announced on May 10, 2017.

Offer Capital Increase	The capital increase for the issuance of up to 24,521,163 new bearer shares with no par-value (Stückaktien) of the Company against contributions in kind resolved by the Management Board on May 10, 2017, approved by the Supervisory Board on the same day, utilizing the Authorized Capital 2014/II, each such share representing a notional value of EUR 1.00 and carrying full dividend rights from the fiscal year 2017, while excluding subscription rights of existing shareholders, in order to create the Offer Shares for the settlement of the Offer after the end of the Additional Acceptance Period.

Offer Consideration	The consideration of four new shares of the Company for every 23 shares of the Target validly tendered into the Offer (or 5.75 shares of the Target for every Offer Share) which the Company is offering to shareholders of the Target.

Offer Shares	Up to 24,521,163 new bearer shares with no par-value (Stückaktien) of the Company to be offered to the Target’s shareholders as consideration for the Offer.

Parent-Subsidiary Directive	European Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended.

PCB	Polychlorinated Biphenyl was used in numerous of industrial and commercial applications, including electrical, heat transfer, and hydraulic equipment and in paints. PCBs have been demonstrated to cause cancer, and have adverse effects on the immune system, reproductive system, nervous system, and endocrine system.

PCP	Pentachlorophenol is an organochlorine compound used as a pesticide, wood preservative, and disinfectant. It is extremely toxic to humans from acute (short-term) ingestion and inhalation exposure, and can result in neurological, blood, and liver effects, and eye irritation. Chronic (long-term) exposure by inhalation has resulted in effects on the respiratory tract, blood, kidney, liver, immune system, eyes, nose, and skin.

Pro-Forma-Consolidated-Financial-

Information	The unaudited Pro-Forma-Consolidated-Financial-Information of the Company contained in this Prospectus.

Prospectus	This prospectus and all annexes thereto.

Restitution Agreement	The agreement for the cumulative assumption of liabilities regarding restitution claims brought against TLG entered into by BVS and TLG on December 20, 2007.

RETT	Real Estate Transfer Tax (Grunderwerbsteuer).

REVC	The Real Estate Value Creator, a software designed to improve the depth and quality of TLG’s controlling and asset management.

RevPAR	RevPAR refers to revenue per available room.

Savills	Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Germany.

Sqm	Square meter.

Supervisory Board	The Company’s supervisory board.

Target	WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, with its registered office in Frankfurt am Main, Germany, and registered in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, under the docket number HRB 55695, and with the domestic business address “Bleichstraße 64-66, 60313 Frankfurt am Main”.

THA	Treuhandanstalt, a public company tasked with administrating businesses owned by the former German Democratic Republic (Deutsche Demokratische Republik).

TLG	The Company together with its consolidated subsidiaries.

UBS	The UBS Europe SE, Opernturm, Bockenheimer Landstraße 2-4, 60306 Frankfurt am Main, Germany.

Valuation Report	The report on the fair value of TLG’s real estate portfolios as of December 31, 2016 pursuant to IAS 40 in conjunction with IFRS 13 prepared by Savills.

WALT	The weighted average lease term (i.e., the remaining average contractual lease term for unexpired leases with a contractually fixed maturity).

WCM	The Target together with its consolidated subsidiaries.

WHG	The German Federal Water Management Act (Wasserhaushaltsgesetz).

WpHG	German Securities Trading Act (Wertpapierhandelsgesetz).

WpÜG	German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz).

25.     RECENT DEVELOPMENTS AND OUTLOOK

Demand for German commercial real estate remains high. Between May 2016 and April 2017, investment volumes amounted to over EUR 58 billion in aggregate, an increase of approximately 4% compared to the amounts between May 2015 and April 2016. During the first four months of 2017, investment volumes amounted to EUR 15.7 billion (Source: Savills, Investment Market). The Company expects that rental income, the letting and the vacancy rate of TLG’s portfolio will continue to benefit from such high demand.

This applies, in particular, for TLG’s properties in Berlin. Also Savills is stressing in the Valuation Report, that Savills assumes, particularly, regarding the properties in Berlin and its immediate surroundings, that the market values of these properties have increased due to the above-average positive development of the demand, as well as the local transaction markets and letting markets between December 31, 2016 and the date of the Valuation Report, June 26, 2017. Savills noted in regard to that, that it re-evaluated 70 properties in Berlin and its close vicinity, which it valuated at approx. EUR 1,020.5 million as of December 31, 2016, as of June 15, 2017 and determined the total market value approximately EUR 68.9 million (equals approximately 6.8%) above the market value it determined in its Valuation Report as of December 31, 2016.

On May 10, 2017, the Company announced its intention to submit the Offer. On that same date, the Company and the Target entered into the Business Combination Agreement. For further information on the Business Combination Agreement and the Offer, see “12. Description of the Intended Takeover of WCM”.

In May 2017, TLG signed a purchase agreement for a neighborhood shopping center in Unterwellenborn with a total lettable area of approximately 9,542 sqm and an EPRA Vacancy Rate of 0.0%. The total investment volume amounts to EUR 13.3 million and is supposed to be financed without assuming debt. Closing is expected to occur on September 1, 2017.

Between March 31, 2017 and June 25, 2017, TLG sold six properties with an aggregate property value of EUR 4.3 million. Furthermore, as of June 25, 2017, TLG had signed agreements to sell an additional 23 properties with an aggregate property value of EUR 35.4 million.

Except for the developments mentioned above, no significant changes in TLG’s financial or trading position, financial performance or cash flows have occurred between March 31, 2017 and the date of publication of this Prospectus.

O-1

U.S. FEDERAL INCOME TAXATION – NOTICE TO U.S. INVESTORS

This summary describes the U.S. federal income tax consequences to a U.S. Holder (as defined below) relevant to the exchange of WCM Shares for Offer Shares and the ownership of Offer Shares. It applies to a U.S. Holder that holds Offer Shares as capital assets for tax purposes. This section does not apply to U.S. Holders subject to special rules, including dealers in securities, traders in securities that elects to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, life insurance companies, persons liable for alternative minimum tax, persons that actually or constructively owns 10% or more of the voting stock of the Bidder, persons that will, after the exchange, own (or be deemed to own for U.S. federal income tax purposes) 5% or more of the stock of the Bidder, persons that hold Offer Shares as part of a straddle or a hedging or conversion transaction, persons that purchase or sell Offer Shares as part of a wash sale for tax purposes, or U.S. Holders whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the U.S. Germany Income Tax Treaty (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

If a partnership exchanges WCM Shares for Offer Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership should consult its tax advisor with regard to the U.S. federal income tax treatment of exchanging WCM Shares for Offer Shares.

The discussion is a general summary only; it is not a substitute for tax advice. This summary does not purport to be a comprehensive description of all tax considerations that may be relevant to particular holders in light of their particular circumstances and does not address

U.S. federal estate and gift tax, U.S. state and local or non-U.S. tax considerations. Each prospective holder should seek advice from an independent tax advisor about the tax consequences under its own particular circumstances of the exchange of WCM Shares for Offer Shares and the ownership of Offer Shares under the laws of the Federal Republic of Germany, the U.S. and its constituent jurisdictions and any other jurisdiction where the prospective holder may be subject to taxation.

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of WCM Shares exchanged for Offer Shares that is for U.S. federal income tax purposes (i) a citizen or a resident of the U.S., (ii) a domestic corporation (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

U.S. Holders should note that the discussion in the accompanying Offer Document entitled “Taxation in the Federal Republic of Germany” is also relevant.

The following discussion assumes that the Bidder is not and will not become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Please see the discussion under “—Passive Foreign Investment Company” for a description of the special rules governing PFICs and their possible application to the exchange of WCM Shares for Offer Shares and the ownership of Offer Shares.

Exchange of Offer Shares for WCM Shares

A U.S. Holder exchanging WCM Shares for Offer Shares pursuant to the Offer will realize capital gain or loss. Whether or not it will recognize such gain or loss for U.S. federal income tax purposes will depend upon whether the Offer will satisfy the conditions for treatment as a tax-free reorganization under Section 368(a)(1)(B) of Code (a ‘‘Type B Reorganization’’).

As of the date of the Offer Document, it is not known whether the conditions for treatment as a Type B Reorganization will be met.

-I-

If the Offer fails to qualify as a Type B Reorganization, it will be fully taxable. Subject to the discussion of the PFIC rules below, a U.S. Holder that receives Offer Shares in this situation will recognize capital gain or loss equal to the difference between (a) the fair market value of the Offer Shares (as of the effective date of the exchange) and (b) the U.S. Holder’s adjusted tax basis in the WCM Shares exchanged. The gain or loss will be long-term gain or loss if the U.S. Holder has held the WCM Shares it exchanges for more than one year. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from U.S. sources. The Offer Shares received would have a basis equal to their fair market value, determined in U.S. dollars, as of the effective date of the exchange and a holding period beginning on the day following that date.

If, however, the Offer qualifies as a Type B Reorganization, a U.S. Holder: (i) generally will recognize no gain or loss on receipt of Offer Shares, (ii) will have a basis in the Offer Shares received equal to its adjusted tax basis in the WCM Shares exchanged, and (iii) will have a holding period in the Offer Shares that includes its holding period in those WCM Shares.

A U.S. Holder that receives a cash payment instead of a fractional Offer Share will recognize capital gain or loss to the extent such cash payment is treated as made in exchange for the fractional share. Such gain or loss will be equal to the difference between (i) the cash amount received and (ii) the amount of the holder’s adjusted tax basis in the WCM Shares allocable to the fractional share.

Whether the Offer will qualify as a Type B Reorganization will depend on whether certain factual conditions are met. The Offer will not qualify as a Type B Reorganization unless the Bidder (x) acquires WCM Shares solely for Offer Shares (except for cash in lieu of fractional shares), and (y) acquires at least 80% of WCM Shares. Accordingly, if the Bidder fails to acquire at least 80% of WCM Shares, then the Offer will fail to qualify as a Type B Reorganization. Even if the Bidder acquires a sufficient number of WCM Shares to meet this condition, however, the Offer will fail to qualify as a Type B Reorganization if the Bidder pays cash (or other property) to any holder of WCM Shares (or assumes any liability of any holder of WCM Shares) in any transaction that, for U.S. federal income tax purposes, is properly treated as integrated with the Offer (including, for example, (x) an open-market cash purchase by the Bidder of WCM Shares after the Offer, (y) a payment of cash to non-exchanging holders in a “squeeze out” to acquire such non-exchanging holders’ WCM Shares pursuant to a delisting of WCM or other corporate action requiring such an acquisition, and (z) a cash purchase of WCM Shares made in connection with the Bidder and WCM entering into a profit and loss pooling agreement/domination agreement). Similarly, if Bidder holds less than 80% of WCM Shares after the exchange (because, for example, of either the conversion to WCM Shares of WCM convertible bonds outstanding after the exchange or a subsequent issuance of WCM Shares) the Offer could fail to qualify as a Type B Reorganization.

As of the date of the Offer Document, it is not known whether the above factual conditions will be met. The final results of the Offer are expected to be published in the German Federal Gazette, subject to potential extensions of the offer period, on or about October 4, 2017. Information about certain actions that could disqualify the Offer from being treated as a Type B Reorganization (for example, information about some open-market cash purchases, “squeeze-out” proposals, and cash purchases made in connection with a profit and loss pooling agreement/domination agreement) may be publicly available in the future. However, some such activities could occur after the due date for a U.S. Holder’s tax return for the year in which the exchange occurred, meaning that U.S. Holders participating in the Offer may be required to file amended tax returns and could, in such a case, be subject to interest and/or penalties. In addition, other actions which could cause the Offer to fail to qualify as a Type B Reorganization (for example, open-market cash purchases by the Bidder of WCM Shares made more than one year after the additional offer period expires) are not necessarily subject to disclosure requirements.

Therefore, U.S. Holders of WCM Shares may not be able to obtain all of the information that is necessary to determine whether the Offer represents a Type B Reorganization. U.S. Holders of WCM Shares may be subject to interest and / or penalties if they treat the Offer as a Type B Reorganization but this position is challenged or rendered incorrect by subsequent events. U.S. Holders of WCM Shares that are tendered in the Offer should therefore monitor publicly available information and consult with their tax advisors about the Offer.

A U.S. Holder treating the Offer as part of a Type B Reorganization may be required to attach to its tax return for the year in which it receives Offer Shares a statement setting forth certain information regarding application of the tax-free reorganization requirements (including information about the WCM Shares exchanged and the Offer Shares received) and to maintain certain records regarding the Offer.

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Passive Foreign Investment Company Rules

Determination of PFIC Status

A corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of any subsidiaries which are at least 25% owned, either (i) at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties and the excess of gains over losses from the disposition of assets which produce passive income) or (ii) at least 50% of the average quarterly value of its assets consists of assets that produce, or are held to produce, passive income. For purposes of this determination, rents and gains from real estate generally are active income and the real estate is an active asset where the lessor regularly performs active and substantial management and operational functions through its own officers and employees. The determination of whether rental real estate assets and income are active is a factual inquiry.

Application to the Offer

If WCM is or ever was treated as a PFIC during a U.S. Holder’s holding period, the Offer may be treated as a taxable transaction to a U.S. Holder, even if the Offer would otherwise qualify as a Type B Reorganization. If the Offer is treated as a taxable transaction (either as a result of these rules or because the Offer does not qualify as a Type B Reorganization), and WCM is or ever was treated as a PFIC during a U.S. Holder’s holding period, the U.S. Holder would generally be required (i) to pay a special U.S. addition to tax on any gains on the exchange and (ii) to pay tax on any gain from the exchange at ordinary income (rather than capital gains) rates. The Bidder does not have access to the full books and records of WCM, and therefore cannot make any definitive statements about whether WCM is currently or has previously been a PFIC. U.S. Holders of WCM Shares should consult their tax advisors regarding the potential application of the PFIC regime to the Offer and any elections that may be available to them.

Application to Offer Shares

Based on its present assets, income and activities, and assuming that its rents and gains from real estate are predominately active income and its real estate holdings are predominately active assets, the Bidder believes that the Bidder is not and will not become a PFIC for U.S. federal income tax purposes. However, the rules applicable to the determination of whether rents and gains from self-managed real estate are active income are uncertain where management services are performed by affiliates of the lessor. Since the Bidder’s real property investments are at least in part managed by affiliates that do not themselves own real property, those investments, and income and gains from them, may not be active assets or income for purposes of these rules. No assurance can be given that the U.S. Internal Revenue Service will not challenge the Bidder’s position that its rental income and assets are active or that such a challenge would not be sustained. If the Bidder were a PFIC in any year during which a U.S. Holder owns Offer Shares, that holder could be subject to additional taxes on any “excess distributions” (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period) received from the Bidder and on any gain realized from the sale or other disposition of Offer Shares (regardless of whether the Bidder continued to be a PFIC). In addition, dividends on the Offer Shares would not be eligible for the preferential tax rate applicable to qualified dividend income received by individuals and certain other noncorporate persons if the Bidder were a PFIC either in the taxable year of the distribution or the preceding taxable year.

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Offer Shares

Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed above, the gross amount of any distribution the Bidder makes to a U.S. Holder will constitute dividend income to the extent that such distribution is paid out of the Bidder’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Offer Shares and thereafter as capital gain. However, the Bidder does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. Holders should expect generally to treat distributions the Bidder makes as dividends. Dividends that constitute qualified dividend income will be taxable to eligible non-corporate U.S. Holders at the preferential rates applicable to long-term capital gains provided that the U.S. Holder holds the Offer Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends the Bidder pays with respect to the Offer Shares generally will be qualified dividend income provided that the Bidder is not a PFIC in the year of distribution or the preceding taxable year.

A U.S. Holder must include any German tax withheld from the dividend payment in this gross amount even though the U.S. Holder does not in fact receive it. The dividend is taxable to the U.S. Holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that the U.S. Holder must include in its income will be the U.S. dollar value of the non-U.S. dollar payments made, determined at the spot rate in effect on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the U.S. Holder’s income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against a U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Taxation in the Federal Republic of Germany—Taxation of Shareholders of the Company—Withholding Tax” in the accompanying Offer Document for the procedures for obtaining a tax refund.

Dividends will be income from sources outside the U.S. and, depending on a U.S. Holder’s circumstances, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the U.S. Holder.

Disposition

Subject to the PFIC rules discussed above, a U.S. Holder that sells or otherwise disposes of its Offer Shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. Holder realizes and the U.S. Holder’s tax basis in the Offer Shares. If the Offer Shares are sold or otherwise disposed of for an amount other than U.S. dollars, the amount the U.S. Holder realizes would be the U.S. dollar value of such amount on the date the Offer Shares are sold or otherwise disposed of except that in the case of Offer Shares that are traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, would determine its amount realized based on the U.S. dollar value of the non-U.S. currency on the settlement date of the disposition. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the capital gain or loss is included in the U.S. Holder’s income to the date the payment of the non-U.S. currency is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the preferential rates applicable to capital gains.

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Subject to certain limitations, German tax imposed on capital gain from the sale or other disposition of a U.S. Holder’s Offer Shares may be creditable against the U.S. Holder’s U.S. federal income tax liability. However, unless a U.S. Holder is permitted to treat such gain as foreign source income under the Treaty, such capital gain would be treated as income from sources within the U.S. for foreign tax credit limitation purposes so that the U.S. Holder may not be able to credit all or a part of such German tax against the U.S. Holder’s U.S. federal income tax liability. A U.S. Holder could choose to claim a deduction for the amount of German tax paid, provided that the U.S. Holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for that taxable year. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether a credit would be available in the U.S. Holder’s particular circumstances.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income (or “adjusted gross income” in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its dividend income and its net gains from the disposition of Offer Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust, is urged to consult its tax advisors regarding the applicability of the Medicare tax to the U.S. Holder’s income and gains in respect of the U.S. Holder’s investment in the Offer Shares.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Offer Shares.

Backup Withholding and Information Reporting

Information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to non-corporate U.S. Holders within the U.S., and the payment of proceeds to non-corporate U.S. Holders from the sale of Offer Shares effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if a U.S. Holder fails to comply with applicable certification requirements or (in the case of dividend payments) is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on the U.S. Holder’s federal income tax returns.

Payment of the proceeds from the sale of Offer Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the U.S. (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the U.S., (ii) the proceeds or confirmation are sent to the U.S. or (iii) the sale has certain other specified connections with the U.S..

A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS.

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